As filed with the Securities and Exchange Commission on May 4, 2015

Registration No. 333-201879

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PACIFIC ETHANOL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2860	41-2170618
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

400 Capitol Mall, Suite 2060

Sacramento, California 95814

(916) 403-2123

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Neil M. Koehler

President and Chief Executive Officer

Pacific Ethanol, Inc.

400 Capitol Mall, Suite 2060

Sacramento, California 95814

(916) 403-2123

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all correspondence to:

Larry A. Cerutti, Esq. Rushika Kumararatne de Silva, Esq. Troutman Sanders LLP 5 Park Plaza, 14th Floor Irvine, California 92614 (949) 622-2700 / (949) 622-2739 (fax)	Mark Beemer President and Chief Executive Officer Aventine Renewable Energy Holdings, Inc. 1300 South 2nd Street Pekin, Illinois 61554 (309) 347-9200	Ackneil M. Muldrow, Esq. Steve Kahn, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 (212) 872-1000 / (212) 872-1002 (fax)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, please an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13c-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Pacific Ethanol may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer, solicitation or sale is not permitted.

Subject to completion, dated May 4, 2015

[●], 2015

Dear Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. Stockholders,

We are pleased to enclose the joint proxy statement/prospectus relating to the acquisition of Aventine Renewable Energy Holdings, Inc. (sometimes referred to as Aventine) by Pacific Ethanol, Inc. (sometimes referred to as Pacific Ethanol) through a merger. We believe this merger will allow Pacific Ethanol and Aventine to be better positioned to compete in the ethanol production and marketing industry.

In the merger, each issued and outstanding share of Aventine common stock (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted into the right to receive, at the election of the holder, pursuant to the terms of an election form to be distributed to all holders in advance of the special meeting and certain limitations in order to maintain the tax free treatment of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder. Shares of Pacific Ethanol non-voting common stock are the same in all respects to shares of Pacific Ethanol’s common stock, except that holders of shares of non-voting common stock are not entitled to vote on matters submitted to Pacific Ethanol stockholders and shares of non-voting common stock are convertible into shares of common stock on a one-for-one basis no earlier than sixty-one days after such holder provides a notice of conversion to Pacific Ethanol.

The stockholders of Pacific Ethanol will continue to own their existing shares and the rights and privileges of their existing shares will not be affected by the merger. However, because Pacific Ethanol will be issuing new shares of Pacific Ethanol common stock and non-voting common stock to Aventine stockholders in the merger, the stockholders of Pacific Ethanol will experience dilution as a result of the issuance of shares in the merger and each outstanding share of Pacific Ethanol common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Pacific Ethanol common stock and non-voting common stock issued and outstanding after the merger. It is expected that Pacific Ethanol stockholders before the merger will hold approximately 58% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following completion of the merger. Thus, Pacific Ethanol stockholders before the merger will experience dilution in the amount of 42% as a result of the merger.

The value of the consideration to be received in exchange for each share of Aventine common stock will fluctuate with the market price of Pacific Ethanol common stock. Based on the closing sale price for Pacific Ethanol common stock on December 30, 2014, the last trading day before public announcement of the merger, the 1.25 exchange ratio represented approximately $13.39 in value for each share of Aventine common stock (assuming only shares of Pacific Ethanol common stock are issued in the merger). Based on the closing price for Pacific Ethanol common stock on [●], 2015, the latest practicable date before the printing of this joint proxy statement/prospectus, the 1.25 exchange ratio represented approximately $[●] in value for each share of Aventine common stock (assuming only shares of Pacific Ethanol common stock are issued in the merger). The value of the consideration to be received by Aventine stockholders will fluctuate with changes in the price of Pacific Ethanol common stock.

We estimate that Pacific Ethanol may issue up to an aggregate of approximately 17,755,300 shares of its common stock and non-voting common stock to Aventine stockholders as contemplated by the merger agreement. Immediately following completion of the merger, Pacific Ethanol stockholders immediately prior to the merger will own approximately 58% of Pacific Ethanol’s outstanding common stock and non-voting common stock and former Aventine stockholders will own approximately 42% of Pacific Ethanol’s outstanding common stock and non-voting common stock, in each case assuming no exercise or conversion of outstanding options and warrants. Pacific Ethanol’s common stock will continue to be listed on The NASDAQ Capital Market under the symbol “PEIX.” Pacific Ethanol’s non-voting common stock will not be listed on any stock exchange.

Pacific Ethanol stockholders are cordially invited to attend Pacific Ethanol’s annual meeting of stockholders to be held at [●] on [●], 2015 at [●] a.m., local time, at which time the holders of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, will be asked to consider and vote upon proposals related to the merger including (i) a proposal to approve the issuance of Pacific Ethanol common stock and non-voting common stock in connection with the proposed merger, (ii) a proposal to amend Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock, and (iii) a proposal to adjourn Pacific Ethanol’s annual meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve the above matters. The holders of Pacific Ethanol Series B Preferred Stock, voting as a separate class, will be asked to consider and vote on (x) a proposal to approve the issuance of Pacific Ethanol common stock and non-voting common stock in connection with the proposed merger, (y) a proposal to amend Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock, and (z) the agreement by the holders of Pacific Ethanol Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to its Series B Preferred Stock. In addition, at this year’s annual meeting, holders of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, will be asked to (a) elect seven directors; (b) cast an advisory vote to approve Pacific Ethanol’s executive compensation; and (c) ratify the appointment of Hein & Associates LLP to serve as Pacific Ethanol’s independent registered public accounting firm for the year ending December 31, 2015. As of the effective time of the merger, the board of directors of Pacific Ethanol will be increased to nine and will be comprised of the seven members of the Pacific Ethanol Board elected at the annual meeting of stockholders and two designees nominated by holders of the majority of shares of Aventine common stock.

Aventine stockholders are cordially invited to attend a special meeting of the stockholders to be held at [●] on [●], 2015 at [●], a.m., local time, at which time the stockholders of Aventine will be asked to consider and vote upon (i) a proposal to adopt the merger agreement and approve the merger and (ii) a proposal to adjourn Aventine’s special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger. It is important to note that eight holders of outstanding shares of Aventine common stock (seven of whom are affiliated with Candlewood Investment Group, LP) have entered into stockholders agreements with Pacific Ethanol, pursuant to which they have agreed to vote their pro-rata share of 51% of the issued and outstanding shares of common stock of Aventine in favor of the merger and adoption of the merger agreement, subject to the terms of the stockholder agreements.

We urge you to read the enclosed joint proxy statement/prospectus, which includes important information about the merger, Pacific Ethanol’s annual meeting and Aventine’s special meeting. In particular, see “Risk Factors” beginning on page 37 of the joint proxy statement/prospectus for a description of the risks that you should consider in evaluating the merger.

Pacific Ethanol’s board of directors (sometimes referred to as the Pacific Ethanol Board) unanimously recommends that Pacific Ethanol stockholders vote “FOR” the issuance of the shares of common stock and/or non-voting common stock, the charter amendment, and the agreement not to treat the merger as a liquidation, dissolution or winding up, “FOR” each of the nominees to the Pacific Ethanol Board, “FOR” the non-binding approval of Pacific Ethanol’s executive compensation, “FOR” the ratification of the appointment of Hein & Associates LLP, and “FOR” the other matters to be considered at the Pacific Ethanol annual meeting.

Aventine’s board of directors (sometimes referred to as the Aventine Board) unanimously recommends that Aventine stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other matters to be considered at the Aventine special meeting. It should be noted that in connection with the merger, the Aventine Board will receive indemnification for acts or omissions occurring prior to the effective time of the merger. The merger agreement also provides that, prior to the effective time of the merger, Aventine will purchase “tail” officers’ and directors’ liability insurance policies on terms and conditions reasonably comparable to Aventine’s existing directors’ and officers’ liability insurance. See, “Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger” beginning on page 205 of the joint proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend your respective company’s meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this joint proxy statement/prospectus. We urge you to read this joint proxy statement/prospectus carefully.

Sincerely,	Sincerely,

/s/ Neil M. Koehler	/s/ Mark Beemer
Neil M. Koehler	Mark Beemer
President and Chief Executive Officer	Chief Executive Officer
Pacific Ethanol, Inc.	Aventine Renewable Energy Holdings, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The enclosed joint proxy statement/prospectus is dated [●], 2015, and is first being mailed or otherwise delivered to stockholders of Pacific Ethanol and Aventine on or about [●], 2015.

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814
(916) 403-2123

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD [●], 2015

To the Stockholders of Pacific Ethanol, Inc.:

Pacific Ethanol, Inc.’s annual meeting of all stockholders will be held at [●] on [●], 2015 at [●] a.m., local time, for the following purposes:

1.	To approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock pursuant to the Agreement and Plan of Merger, dated as of December 30, 2014, as amended on March 31, 2015, by and among Pacific Ethanol, Inc., AVR Merger Sub, Inc., and Aventine Renewable Energy Holdings, Inc. (sometimes referred to as the merger agreement). A copy of the merger agreement has been included as Annex A to this joint proxy statement/prospectus. In the merger, each issued and outstanding share of Aventine common stock (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted into the right to receive, at the election of the holder, pursuant to the terms of an election form to be distributed to all holders in advance of the special meeting and certain limitations in order to maintain the tax free treatment of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder.

2.	To approve an amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock. A copy of the amendment to Pacific Ethanol’s Certificate of Incorporation has been included as Annex B to this joint proxy statement/prospectus.

3.	For holders of Pacific Ethanol Series B Preferred Stock only, to obtain the agreement of such holders not to treat the merger as a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to its Series B Preferred Stock.

4.	To adjourn the annual meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve (i) the issuance of shares described in Proposal 1, (ii) the proposed amendment to Pacific Ethanol’s Certificate of Incorporation described in Proposal 2, and/or (iii) the agreement by the holders of Pacific Ethanol Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up described in Proposal 3.

5.	To elect seven directors to serve on Pacific Ethanol’s board of directors until the next annual meeting of stockholders and/or until their successors are duly elected and qualified. The nominees for election are William L. Jones, Neil M. Koehler, Terry L. Stone, John L. Prince, Douglas L. Kieta, Larry D. Layne and Michael D. Kandris.

6.	To cast a non-binding advisory vote to approve Pacific Ethanol’s executive compensation (“say-on-pay”).

7.	To ratify the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm for the year ending December 31, 2015.

8.	To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

If you held shares of Pacific Ethanol common stock or Series B Preferred Stock at the close of business on [●], 2015, you are entitled to notice of and to vote at the annual meeting and any adjournments or postponements thereof. If a new record date is set, you will be entitled to vote at the annual meeting if you held shares in Pacific Ethanol as of such record date.

The Pacific Ethanol Board unanimously recommends that you vote “FOR” all of these proposals, which are described in detail in the accompanying joint proxy statement/prospectus. Your attention is directed to the accompanying joint proxy statement/prospectus for a discussion of the merger and the merger agreement, as well as the other matters that will be considered at the meeting.

Your vote is very important. The conditions to the merger include that the Pacific Ethanol stockholders approve the issuance of the common stock and/or non-voting common stock, the charter amendment, and the agreement of the holders of Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to its Series B Preferred Stock. If you do not submit your proxy by telephone, the Internet, or return your signed proxy card(s) by mail or vote in person at the annual meeting, it will be more difficult for Pacific Ethanol to obtain the necessary quorum to hold its annual meeting. Holders of Pacific Ethanol Series B Preferred Stock will receive a separate proxy card, that varies slightly from the proxy card sent to holders of Pacific Ethanol common stock, which includes Proposal 3, a proposal to be voted on by holders of Pacific Ethanol Series B Preferred Stock only.

Whether or not you plan to attend the annual meeting in person, please complete, sign, date and return the enclosed proxy in the accompanying self-addressed postage pre-paid envelope or complete your proxy by following the instructions supplied on the proxy card for voting by telephone or via the Internet (or, if your shares are held in “street name” by a broker, nominee, fiduciary or other custodian, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct it to vote your shares) as soon as possible. If you attend the annual meeting, you may withdraw your proxy and vote in person.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY

OF PROXY MATERIALS FOR THE PACIFIC ETHANOL 2015 ANNUAL MEETING

OF STOCKHOLDERS TO BE HELD [●], 2015

This Joint Proxy Statement/Prospectus and Pacific Ethanol’s Annual Report on Form 10-K for the year ended December 31, 2014 are available at the following website address: [●]. You are encouraged to access and review all of the important information contained in the proxy materials before voting. The Pacific Ethanol Annual Report is not to be regarded as proxy soliciting material or as a communication through which any solicitation of proxies is made.

By Order of the Board of Directors,

/s/ William L. Jones
Sacramento, CA	William L. Jones
[●], 2015	Chairman of the Board

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL PACIFIC ETHANOL’S PROXY SOLICITOR, GEORGESON INC., AT [●].

Aventine Renewable Energy Holdings, Inc.
1300 South 2nd Street
Pekin, IL 61554
(309) 347-9200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [●], 2015

To the Stockholders of Aventine Renewable Energy Holdings, Inc.:

A special meeting of stockholders of Aventine Renewable Energy Holdings, Inc. will be held at [●], on [●], 2015 at [●] a.m., local time, for the following purposes:

1.	To adopt the Agreement and Plan of Merger, dated as of December 30, 2014, as amended on March 31, 2015, by and among Pacific Ethanol, Inc., AVR Merger Sub, Inc., and Aventine Renewable Energy Holdings, Inc. (sometimes referred to as the merger agreement) and thereby approve the merger. A copy of the merger agreement has been included as Annex A to this joint proxy statement/prospectus. In the merger, each issued and outstanding share of Aventine common stock (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted into the right to receive, at the election of the holder, pursuant to the terms of an election form to be distributed to all holders in advance of the special meeting and certain limitations in order to maintain the tax free treatment of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder.

2.	To adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger.

3.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

If you held shares of Aventine common stock at the close of business on [●], 2015, you are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. If a new record date is set, you will be entitled to vote at the special meeting if you held shares in Aventine as of such record date.

The Aventine Board has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Aventine and its stockholders, and unanimously recommends that Aventine stockholders vote “FOR” the Aventine merger proposal and “FOR” the Aventine adjournment proposal. It should be noted that in connection with the merger, the Aventine Board will receive indemnification for acts or omissions occurring prior to the effective time of the merger. The merger agreement also provides that, prior to the effective time of the merger, Aventine will purchase “tail” officers’ and directors’ liability insurance policies on terms and conditions reasonably comparable to Aventine’s existing directors’ and officers’ liability insurance. See, “Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger” beginning on page 205 of the joint proxy statement/prospectus.

Your vote is very important. The conditions to the merger include that the Aventine stockholders approve the adoption of the merger agreement. If you do not return your signed proxy card(s) by mail or vote in person at your special meeting, it will be more difficult for Aventine to obtain the necessary quorum to hold its special meeting.

Whether or not you plan to attend the special meeting in person, please complete, sign, date and return the enclosed proxy in the accompanying self-addressed postage pre-paid envelope (or, if your shares are held in “street name” by a broker, nominee, fiduciary or other custodian, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct it to vote your shares) as soon as possible. If you attend the special meeting, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

/s/ Mark Beemer
Pekin, IL	Mark Beemer
[●], 2015	Chief Executive Officer

PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL AVENTINE’S CORPORATE SECRETARY, CHRISTOPHER A. NICHOLS AT 1-800-384-2665 (TOLL FREE) OR VIA EMAIL AT CHRIS.NICHOLS@AVENTINEREI.COM.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Pacific Ethanol that is not included in or being delivered with this joint proxy statement/prospectus. The incorporated information that is not included in or being delivered with this joint proxy statement/prospectus is available to you without charge upon your written or oral request. You can obtain any document that is incorporated by reference in this joint proxy statement/prospectus, excluding all exhibits that have not been specifically incorporated by reference, on the investor relations page of Pacific Ethanol’s website at www.pacificethanol.com or by requesting it in writing or by telephone from Pacific Ethanol at the following address or telephone number:

400 Capitol Mall, Suite 2060
Sacramento, CA 95814
(916) 403-2123
Attn.: Corporate Secretary
Website: www.pacificethanol.com

To obtain timely delivery, you must request the information no later than five business days before [●], 2015. If you would like to request any documents, please do so by [●], 2015 in order to receive them before Pacific Ethanol’s annual meeting. See “Where You Can Find More Information.”

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [●], 2015, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Aventine stockholders nor the issuance by Pacific Ethanol of shares of Pacific Ethanol common stock and/or non-voting common stock in connection with the merger will create any implication to the contrary.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY

OF PROXY MATERIALS FOR THE PACIFIC ETHANOL 2015 ANNUAL MEETING

OF STOCKHOLDERS TO BE HELD [●], 2015

This Joint Proxy Statement/Prospectus and Pacific Ethanol’s Annual Report on Form 10-K for the year ended December 31, 2014 are available at the following website address: [●]. You are encouraged to access and review all of the important information contained in the proxy materials before voting. The Pacific Ethanol Annual Report is not to be regarded as proxy soliciting material or as a communication through which any solicitation of proxies is made.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Aventine has been provided by Aventine and information contained in this document regarding Pacific Ethanol has been provided by Pacific Ethanol.

QUESTIONS AND ANSWERS ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS	1
QUESTIONS AND ANSWERS ABOUT THE MERGER	11
SUMMARY – THE MERGER	18
The Companies Involved in the Merger	18
The Proposed Merger	19
Merger Consideration	20
Treatment of Stock Options and Warrants	20
Directors and Executive Management of Pacific Ethanol Following the Merger	21
Recommendation of the Pacific Ethanol Board	21
Recommendation of the Aventine Board	21
Opinion of Craig-Hallum Capital Group LLC	21
Opinion of Aventine Financial Advisor	22
Interests of Certain Aventine Directors and Executive Officers in the Merger	22
Material United States Federal Income Tax Consequences of the Merger	22
Forward-Looking Financial Information	23
Accounting Treatment of the Merger	28
Regulatory Matters	28
Conditions to Completion of the Merger	28
No Solicitation of Other Offers	29
Termination	29
Termination Fees and Expenses	29
Stockholders Agreements	30
Shares Beneficially Owned by Directors and Executive Officers of Pacific Ethanol and Aventine	31
Appraisal Rights	31
Comparison of the Rights of Pacific Ethanol and Aventine Stockholders	31
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PACIFIC ETHANOL	32
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AVENTINE	33
SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION	34
EQUIVALENT AND COMPARATIVE PER SHARE INFORMATION	35
RISK FACTORS	37
Risks Related to the Merger	37
Risks Related to Aventine’s Business	42
Risks Related to the Combined Company if the Merger is Completed	49
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	55
THE COMPANIES	56
Pacific Ethanol, Inc.	56
AVR Merger Sub, Inc.	56
Aventine Renewable Energy Holdings, Inc.	56

i

(continued)

INFORMATION ABOUT THE PACIFIC ETHANOL ANNUAL MEETING AND VOTE	79
Date, Time and Place of the Annual Meeting	79
Purpose of the Pacific Ethanol Annual Meeting	79
Record Date and Voting Power	81
Quorum and Voting Rights	81
Required Vote	82
Broker Non-Votes	84
Abstentions: Non-Voting	84
Appraisal Rights; Trading of Shares	85
Shares Beneficially Owned by Pacific Ethanol Directors and Executive Officers	85
Voting of Shares; Proxies	86
Revocability of Proxies and Changes to a Pacific Ethanol Stockholder’s Vote	87
Solicitation of Proxies	87
Other Business; Adjournments	87
Attending the Meeting	88
Proposal 1	88
Proposal 2	89
Proposal 3	90
Proposal 4	91
Proposal 5	92
Proposal 6	104
Proposal 7	105
AUDIT MATTERS OF PACIFIC ETHANOL	106
AUDIT COMMITTEE REPORT OF PACIFIC ETHANOL	107
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PACIFIC ETHANOL	108
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF PACIFIC ETHANOL	111
EQUITY COMPENSATION PLAN INFORMATION OF PACIFIC ETHANOL	111
EXECUTIVE COMPENSATION AND RELATED INFORMATION OF PACIFIC ETHANOL	112
Executive Officers	112
Compensation Discussion and Analysis	113
Executive Summary	114
Compensation Philosophy and Objectives	116
Compensation Governance Practices	117
Executive Compensation Program and Processes	118
Other Policies and Factors Affecting Executive Officer Compensation	126
Compensation Decisions for 2014	127
Compensation Committee Report	137
Compensation Risk Analysis	137
Summary Compensation Table	138
Grants of Plan-Based Awards – 2014	141
Outstanding Equity Awards at Fiscal Year-End – 2014	142
Option Exercises and Stock Vested – 2014	143
Severance and Change in Control Arrangements with Named Executive Officers	144
Calculation of Potential Payments upon Termination or Change in Control – 2014	144

ii

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF PACIFIC ETHANOL	146
INFORMATION ABOUT THE AVENTINE SPECIAL MEETING AND VOTE	153
Date, Time and Place of the Special Meeting	153
Purpose of the Aventine Special Meeting	153
Record Date and Voting Power	153
Quorum and Voting Rights	154
Required Vote	154
Broker Non-Votes	154
Abstentions; Non-Voting	154
Appraisal Rights	155
Shares Beneficially Owned by Aventine Directors and Executive Officers	155
Voting of Shares; Proxies	155
Revocability of Proxies and Changes to an Aventine Stockholder’s Vote	156
Solicitation of Proxies	156
Other Business; Adjournments	156
Attending the Meeting	157
THE PROPOSED MERGER	158
General	158
Pacific Ethanol Merger Proposal	158
Aventine Merger Proposal	158
Merger Consideration	159
Background of the Merger	160
Recommendation of the Pacific Ethanol Board and its Reasons for the Merger	176
Opinion of Craig-Hallum Capital Group LLC	179
Recommendation of the Aventine Board and its Reasons for the Merger	188
Opinion of Financial Advisor to the Aventine Board	191
Accounting Treatment	197
Material United States Federal Income Tax Consequences of the Merger	197
Appraisal Rights	201
Regulatory Matters Relating to the Merger	201
Federal Securities Laws Consequences; Stock Transfer Restrictions	203
Stock Exchange Listing; Shares to be Issued in the Merger	204
ADDITIONAL INTERESTS OF CERTAIN OF AVENTINE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	205
Leadership of the Combined Company	205
Severance Arrangements	205
Golden Parachute Compensation	206
Indemnification and Insurance	207
THE MERGER AGREEMENT AND RELATED AGREEMENTS	208
The Merger	208
Completion and Effectiveness of the Merger	208
Merger Consideration	209
Treatment of Aventine Stock Options	210

iii

(continued)

Treatment of Aventine Warrants	211
Fractional Shares	211
Conversion of Shares; Exchange of Certificates	211
Appraisal Rights	213
Reasonable Best Efforts; Other Agreements	213
Representations and Warranties	214
Conduct of Business Before Completion of the Merger	216
Employee Matters	220
Non-Solicitation; Change in Recommendation	220
Conditions to Completion of the Merger	222
Termination	225
Termination Fee and Expenses	226
Effect of Termination	227
Amendment, Waiver and Extension of the Merger Agreement	227
Stockholders Agreements	227
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS	229
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS	232
DESCRIPTION OF PACIFIC ETHANOL CAPITAL STOCK	236
Authorized and Outstanding Capital Stock	236
Common Stock	236
Non-Voting Common Stock	237
Preferred Stock	238
Series B Preferred Stock	238
Series A Preferred Stock	241
Warrants	243
Options	243
Anti-Takeover Effects of Delaware Law and Pacific Ethanol’s Certificate of Incorporation and Bylaws	243
COMPARISON OF RIGHTS OF PACIFIC ETHANOL AND AVENTINE STOCKHOLDERS	245
APPRAISAL RIGHTS	252
LEGAL MATTERS	255
EXPERTS	255
STOCKHOLDER PROPOSALS	256
Pacific Ethanol	256
Aventine	256
WHERE YOU CAN FIND MORE INFORMATION	257
INDEX TO FINANCIAL STATEMENTS	F-1

iv

(continued)

Annex A	Agreement and Plan of Merger, dated as of December 30, 2014, and Amendment No. 1 to Agreement and Plan of Merger, dated March 31, 2015, by and among Pacific Ethanol, Inc., AVR Merger Sub, Inc. and Aventine Renewable Energy Holdings, Inc.

Annex B	Form of Certificate of Amendment of Certificate of Incorporation of Pacific Ethanol, Inc.

Annex C-1	Stockholders Agreement

Annex C-2	Stockholders Agreement

Annex D	Opinion of Craig-Hallum Capital Group LLC

Annex E	Opinion of Duff & Phelps, LLC

Annex F	Section 262 of the General Corporation Law of the State of Delaware

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QUESTIONS AND ANSWERS ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

The following are some questions that you, as a stockholder of Pacific Ethanol and/or Aventine, may have regarding this joint proxy statement/prospectus, the Pacific Ethanol annual meeting of stockholders and the Aventine special meeting of stockholders, together with brief answers to those questions. Pacific Ethanol and Aventine urge you carefully read this joint proxy statement/prospectus in its entirety, including the annexes and other documents attached and/or referred to in this joint proxy statement/prospectus, because the information in this section does not provide all of the information that will be important to you with respect to the Pacific Ethanol annual meeting of stockholders and/or the Aventine special meeting of stockholders.

Q: Why am I receiving this document?

A: This document is being delivered to you because you are either a stockholder of Pacific Ethanol, Inc. (sometimes referred to as Pacific Ethanol), a stockholder of Aventine Renewable Energy Holdings, Inc. (sometimes referred to as Aventine), or both. Pacific Ethanol and Aventine are delivering these proxy materials to you because each of the Pacific Ethanol Board and the Aventine Board is soliciting your proxy to vote at Pacific Ethanol’s annual meeting of stockholders or Aventine’s special meeting of stockholders, as applicable, and at any adjournment or postponement thereof.

In connection with the proposed acquisition of Aventine by Pacific Ethanol through a merger, holders of Pacific Ethanol common stock and Series B Cumulative Redeemable Convertible Preferred Stock (sometimes referred to as Series B Preferred Stock), voting together as a single class, are being asked to approve at the annual meeting: (i) a proposal to approve the issuance of Pacific Ethanol common stock and non-voting common stock as contemplated by the Agreement and Plan of Merger, dated as of December 30, 2014, as amended on March 31, 2015 (sometimes referred to as the merger agreement), by and among Pacific Ethanol, AVR Merger Sub, Inc. (sometimes referred to as Merger Sub) and Aventine, (ii) a proposal to amend Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock as contemplated by the merger agreement, and (iii) a proposal to adjourn Pacific Ethanol’s annual meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve the above matters. In connection with the merger, holders of Pacific Ethanol Series B Preferred Stock, voting as a separate class, are being asked to approve at the annual meeting: (x) a proposal to approve the issuance of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement, (y) a proposal to amend Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock as contemplated by the merger agreement, and (z) the agreement by the holders of Pacific Ethanol Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to its Series B Preferred Stock (sometimes referred to as the Pacific Ethanol Series B Certificate of Designations).

In addition, holders of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, are being asked, at the annual meeting, to: (i) elect seven directors; (ii) cast an advisory vote to approve Pacific Ethanol’s executive compensation; and (iii) ratify the appointment of Hein & Associates LLP to serve as Pacific Ethanol’s independent registered public accounting firm for the year ending December 31, 2015.

Aventine stockholders are being asked to adopt at a special meeting the merger agreement, and thereby approve the merger; and a proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger.

This document is serving as both a joint proxy statement of Pacific Ethanol and Aventine and a prospectus of Pacific Ethanol. It is a joint proxy statement because it is being used by each of the Pacific Ethanol Board and Aventine Board to solicit proxies from their respective stockholders with respect to the meetings. It is a prospectus because Pacific Ethanol is offering shares of its common stock and non-voting common stock in exchange for shares of Aventine common stock if the merger is completed. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Q: Who is entitled to vote at Pacific Ethanol’s annual meeting?

A: All holders of Pacific Ethanol common stock and Series B Preferred Stock, who held shares at the record date for the Pacific Ethanol annual meeting (the close of business on [●], 2015) are entitled to receive notice of, and to vote at, the Pacific Ethanol annual meeting provided that those shares remain outstanding on the date of the Pacific Ethanol annual meeting. As of the close of business on [●], 2015, there were [●] shares of Pacific Ethanol common stock issued and outstanding and 926,942 shares of Pacific Ethanol Series B Preferred Stock issued and outstanding. Each holder of Pacific Ethanol outstanding common stock is entitled to one vote for each share of Pacific Ethanol common stock owned at the record date. When voting on matters with holders of Pacific Ethanol common stock together as a single class, each holder of Pacific Ethanol Series B Preferred Stock is entitled to approximately 0.03 votes per share held (sometimes referred to as the Preferred Voting Ratio). As a result, a total of [●] votes may be cast at the annual meeting, of which holders of Pacific Ethanol common stock will be entitled to cast [●] votes and holders of Pacific Ethanol Series B Preferred Stock will be entitled to cast [●] votes. When voting as a separate class, each holder of Pacific Ethanol Series B Preferred Stock is entitled to one vote for each share of Pacific Ethanol Series B Preferred Stock owned at the record date.

Q: Who is entitled to vote at the Aventine special meeting?

A: All holders of Aventine common stock who held shares at the record date for the Aventine special meeting (the close of business on [●], 2015) are entitled to receive notice of, and to vote at, the Aventine special meeting provided that those shares remain outstanding on the date of the Aventine special meeting. As of the close of business on [●], 2015, there were [●] shares of Aventine common stock issued and outstanding. Each holder of Aventine common stock is entitled to one vote for each share of Aventine common stock owned at the record date.

Q: What constitutes a quorum for the Pacific Ethanol annual meeting?

A: A quorum is the number of shares that must be represented at a meeting to lawfully conduct business. The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of Pacific Ethanol common stock and Series B Preferred Stock (giving effect to the Preferred Voting Ratio) issued and outstanding and entitled to vote at the annual meeting constitutes a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the Pacific Ethanol annual meeting for purposes of determining a quorum.

Q: What constitutes a quorum for the Aventine special meeting?

A: A quorum is the number of shares that must be represented at a meeting to lawfully conduct business. The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares of Aventine common stock issued and outstanding and entitled to vote at the special meeting constitutes a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

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Q: How will my proxy be voted?

A: If you are a Pacific Ethanol stockholder and you submit your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s), your proxy will be voted in accordance with your instructions. If you are an Aventine stockholder and you complete, sign, date and return your signed proxy card(s), your proxy will be voted in accordance with your instructions. If other matters are properly brought before the stockholders meetings, or any adjournments of the meetings, your proxy includes discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Q: May I vote in person?

A: Yes. If you hold shares directly in your name as a stockholder of record of Pacific Ethanol stock as of the close of business on [●], 2015, or of Aventine common stock as of the close of business on [●], 2015, you may attend your annual or special meeting, as applicable, and vote your shares in person, instead of submitting your proxy by telephone, by the Internet or returning your signed proxy card(s) by mail, as applicable. If you hold shares of Pacific Ethanol common stock or Aventine common stock in “street name,” meaning through a broker, nominee, fiduciary or other custodian, you must obtain a legal proxy from that institution and present it to the inspector of election with your ballot to be able to vote in person at the Pacific Ethanol annual meeting or Aventine special meeting, as applicable. To request a legal proxy, please contact your broker, nominee, fiduciary or other custodian. Pacific Ethanol and Aventine highly recommend that you vote in advance by submitting your proxy by telephone, by the Internet or by mail, as applicable, even if you plan to attend the stockholders meeting of your company.

Q: What are the voting requirements to approve each of the proposals that will be voted on at the Pacific Ethanol annual meeting?

A:

	Proposal		Vote Required
1.	Approval of the issuance of shares of Pacific Ethanol common stock and non-voting common stock pursuant to the merger agreement	•	If a quorum is present, a majority of the shares of Pacific Ethanol common stock and Series B Preferred Stock, represented at the annual meeting, voting together as a single class and entitled to vote (giving effect to the Preferred Voting Ratio); and

		•	Affirmative vote of a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class and entitled to vote

2.	Approval of amendment to Pacific Ethanol’s Certificate of Incorporation to create Pacific Ethanol non-voting common stock	•	Affirmative vote of a majority of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class and entitled to vote (giving effect to the Preferred Voting Ratio); and

		•	Affirmative vote of a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class and entitled to vote

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3.	Approval not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations	•	Affirmative vote of 66-2/3% of the outstanding shares of Series B Preferred Stock, voting as a separate class and entitled to vote

4.	Approval of adjournment of the Pacific Ethanol annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the first three proposals	•	Affirmative vote of a majority of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, represented at the meeting, voting together as a single class, and entitled to vote if a quorum is present or a majority of the voting stock represented in person or by proxy if a quorum is not present

5.	Election to the Pacific Ethanol Board the seven nominees named in this joint proxy statement/prospectus	•

The seven nominees receiving the highest number of affirmative votes of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, present at the annual meeting in person or represented by proxy and entitled to vote, will be elected as directors to serve until the next annual meeting of stockholders and/or until their successors are duly elected and qualified.

		•	Should any nominee(s) become unavailable to serve before the annual meeting, the proxies will be voted by the proxy holders for such other person(s) as may be designated by the Pacific Ethanol Board or for such lesser number of nominees as may be prescribed by the Pacific Ethanol Board. Votes cast for the election of any nominee who has become unavailable will be disregarded.

6.	Non-binding advisory approval of Pacific Ethanol’s executive compensation (“say-on-pay”)	•	The votes under this proposal are advisory in nature, and the outcome of stockholder votes on this proposal will not be binding upon Pacific Ethanol, or Pacific Ethanol’s Compensation Committee or the full Pacific Ethanol Board. However, Pacific Ethanol’s Compensation Committee and the full Pacific Ethanol Board will consider the results of the votes when making future decisions regarding Pacific Ethanol’s executive compensation policies and practices and in determining the frequency of future say-on-pay votes.

7.	Ratification of the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm for 2015	•	The affirmative vote of a majority of the votes of the shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, present at the annual meeting in person or represented by proxy and entitled to vote, is required for approval of this proposal.

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Q: What are the voting requirements to approve each of the proposals that will be voted on at the Aventine special meeting?

A:

	Proposal		Vote Required
1.	Adopt the merger agreement, and approve the merger	•	Affirmative vote of a majority of the outstanding shares of Aventine common stock, voting together as a single class, and entitled to vote

2.	Approval of adjournment of the Aventine special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the first three proposals	•	Affirmative vote of a majority of the shares of Aventine common stock, represented at the special meeting, voting together as a single class, and entitled to vote if a quorum is present or a majority of the voting stock represented in person or by proxy if a quorum is not present

Q: Does Pacific Ethanol’s board of directors recommend that Pacific Ethanol stockholders approve the proposals regarding the merger including the issuance of shares of Pacific Ethanol common stock and non-voting common stock, the amendment of Pacific Ethanol’s Certificate of Incorporation and the treatment of the merger not as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations?

A: Yes. The board of directors of Pacific Ethanol (sometimes referred to as the Pacific Ethanol Board) has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that the issuance of shares of Pacific Ethanol common stock and non-voting common stock and the Certificate of Amendment of Pacific Ethanol’s Certificate of Incorporation as contemplated by the merger agreement is in the best interests of Pacific Ethanol. Therefore, the Pacific Ethanol Board unanimously recommends that you vote “FOR” the proposal respecting the issuance of shares of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement at the Pacific Ethanol annual meeting, that you vote “FOR” the proposal respecting the Certificate of Amendment of Pacific Ethanol’s Certificate of Incorporation and that you vote “FOR” the proposal not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations. See “The Proposed Merger—Recommendation of the Pacific Ethanol Board and its Reasons for the Merger” beginning on page 176 of this joint proxy statement/prospectus.

Q: Does the Pacific Ethanol Board recommend that Pacific Ethanol stockholders approve the other proposals not related to the merger set forth in this joint proxy statement/prospectus?

A: Yes. The Pacific Ethanol Board unanimously recommends that you vote “FOR” each of the nominees to the Pacific Ethanol Board, “FOR” the approval of Pacific Ethanol’s executive compensation (“say-on-pay”) and “FOR” the ratification of the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm for 2015.

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Q: Does Aventine’s board of directors recommend that Aventine stockholders adopt the merger agreement and the transactions contemplated thereby?

A: Yes. The board of directors of Aventine (sometimes referred to as the Aventine Board) has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that these transactions are advisable and in the best interests of Aventine and its stockholders. Therefore, the Aventine Board unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby at the Aventine special meeting. See “The Proposed Merger—Recommendation of the Aventine Board and its Reasons for the Merger” beginning on page 188 of this joint proxy statement/prospectus. In considering the recommendation of the board of directors of Aventine with respect to the merger agreement and the transactions contemplated thereby, including the merger, you should be aware that certain directors and executive officers of Aventine are parties to agreements or are participants in other arrangements that give them interests that may be different from, or in addition to, your interests as a stockholder of Aventine. It should be noted that in connection with the merger, the Aventine Board will receive indemnification for acts or omissions occurring prior to the effective time of the merger. The merger agreement also provides that, prior to the effective time of the merger, Aventine will purchase “tail” officers’ and directors’ liability insurance policies on terms and conditions reasonably comparable to Aventine’s existing directors’ and officers’ liability insurance. Although the Aventine Board has the interests described above, no member of the Aventine Board has any equity interest or equivalent in Aventine capital stock. You should consider these interests in voting on this proposal. These different interests are described under “Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger” beginning on page 205 of this joint proxy statement/prospectus.

Q: What if my shares are held in “street name”?

A: If some or all of your shares of Pacific Ethanol and/or Aventine are held in “street name” by your broker, nominee, fiduciary or other custodian, you must provide your broker, nominee, fiduciary or other custodian with instructions on how to vote your shares; otherwise, your broker, nominee, fiduciary or other custodian will not be able to vote your shares on some of the proposals before your company’s stockholders meeting.

As a result of the foregoing, please be sure to provide your broker, nominee, fiduciary or other custodian with instructions on how to vote your shares. Please check the voting form used by your broker, nominee, fiduciary or other custodian to see if it offers telephone or Internet submission of proxies.

Q: What are abstentions and broker non-votes?

An “abstention” is the voluntary act of not voting by a stockholder who is present at a meeting in person or by proxy and entitled to vote. “Broker non-votes” refers to shares held by a brokerage firm or other nominee (for the benefit of its client) that are represented at the meeting, but with respect to which such broker or nominee is not instructed to vote on a particular proposal and does not have discretionary authority to vote on that proposal.

If you are a beneficial owner whose shares are held in street name and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on routine matters. We believe that Pacific Ethanol’s Proposal 7 is routine and may be voted on by your broker if you do not submit voting instructions. However, pursuant to rules of The NASDAQ Stock Market (sometimes referred to as NASDAQ), brokers do not have the discretion to vote their clients’ shares on non-routine matters, unless the broker receives voting instructions from the beneficial owner. Pacific Ethanol’s Proposals 1 through 6 and Aventine’s Proposals 1 and 2 are considered non-routine matters. Consequently, if your shares are held in street name, you must provide your broker with instructions on how to vote your shares in order for your shares to be voted on Pacific Ethanol’s Proposals 1 through 6 or Aventine’s Proposals 1 and 2.

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Brokers may not vote your shares on the election of directors or other non-routine matters in the absence of your specific instructions as to how to vote, thus we strongly encourage you to provide instructions to your broker regarding the voting of your shares you hold in “street name” or through a broker or other nominee.

Q: If I am a record holder of my shares, what happens if I abstain from voting (whether by returning my proxy card or submitting my proxy by telephone or via the Internet) or I don’t submit a proxy?

A: Pacific Ethanol.

•	For the proposal to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement, if you abstain on the proposal, your shares will be counted as a vote cast, and, therefore, will have the same effect as a vote “AGAINST” such proposal with respect to the vote by Pacific Ethanol common stock and Series B Preferred Stock, voting as a single class. A failure to submit a proxy is not counted as a vote cast, and as such, will not otherwise have an effect on the outcome of the vote for the proposal, but it will make it more difficult to meet the requirement under Pacific Ethanol’s bylaws that the holders of a majority of the Pacific Ethanol common stock and Series B Preferred Stock (giving effect to the Preferred Voting Ratio) issued and outstanding and entitled to vote at the annual meeting be present in person or by proxy to constitute a quorum at the annual meeting.

•	For the proposal to approve the amendment to Pacific Ethanol’s Certificate of Incorporation as contemplated by the merger agreement, an abstention or a failure to submit a proxy will have the same effect as a vote “AGAINST” such proposal with respect to the vote by Pacific Ethanol common stock and Series B Preferred Stock, voting as a single class.

•	For the proposal to approve not treating the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations, an abstention or a failure to submit the proxy card being sent separately to the holders of Pacific Ethanol Series B Preferred Stock will have the same effect as a vote “AGAINST” such proposal.

•	For the proposal to adjourn the Pacific Ethanol annual meeting, if necessary or advisable, an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

•	For the separate class vote of the Series B Preferred Stock regarding the proposal to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock and the amendment to Pacific Ethanol’s Certificate of Incorporation, as contemplated by the merger agreement, an abstention or a failure to submit a proxy by any holder of Series B Preferred Stock will have the same effect as a vote “AGAINST” such proposal.

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•	The election of directors will be determined by the seven nominees receiving the highest number of affirmative votes of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class. Abstentions or a failure to submit a proxy will have no effect on the outcome of the election of nominees for director.

•	For the non-binding advisory vote to approve Pacific Ethanol’s executive compensation (“say-on-pay”) an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

•	For the proposal to ratify the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm for 2015, an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

Aventine.

•	For the proposal to adopt the merger agreement, an abstention or a failure to submit a proxy will have the same effect as a vote “AGAINST” such proposal.

•	For the proposal to adjourn the Aventine special meeting, if necessary or advisable, an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

Q: What will happen if I return my proxy card without indicating how to vote?

A: If you are a Pacific Ethanol stockholder of record and submit your proxy but do not make specific choices, your proxy will follow the Pacific Ethanol Board’s recommendations and your shares will be voted “FOR” the proposal to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement; “FOR” the proposal to approve the Certificate of Amendment of Pacific Ethanol’s Certificate of Incorporation as contemplated by the merger agreement; if you are holder of Pacific Ethanol Series B Preferred Stock, “FOR” the proposal to not treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations; “FOR” the proposal to adjourn the annual meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve the above matters; “FOR” each of the nominees to the Pacific Ethanol Board; “FOR” the approval of Pacific Ethanol’s executive compensation (“say-on-pay”); and “FOR” the ratification of the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm for 2015.

If you are an Aventine stockholder of record and submit your proxy but do not make specific choices with respect to the proposals, your proxy will follow the Aventine Board’s recommendations and your shares will be voted “FOR” the proposal to adopt the merger agreement (under such circumstances, your proxy will constitute a waiver of your right of appraisal under Section 262 of the of the General Corporation Law of the State of Delaware (sometimes referred to as Section 262) and will nullify any previously delivered written demand for appraisal under Section 262), and “FOR” the proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger.

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Q: What happens if I sell my shares after the record date but before the stockholders meeting?

A: The record date for the Pacific Ethanol annual meeting (the close of business on [●], 2015) is earlier than the date of the Pacific Ethanol annual meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer shares of Pacific Ethanol stock after the record date but before the date of the Pacific Ethanol annual meeting, you will retain your right to vote those shares at the Pacific Ethanol annual meeting.

The record date for the Aventine special meeting (the close of business on [●], 2015) is earlier than the date of the Aventine special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer shares of Aventine common stock after the record date but before the date of the Aventine special meeting, you will retain your right to vote those shares at the Aventine special meeting. However, you will not have the right to receive the merger consideration in respect of those shares. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q: What does it mean if I receive more than one set of materials?

A: This means you own shares of both Pacific Ethanol and Aventine, or you own shares of Pacific Ethanol common stock and Series B Preferred Stock, or you own shares of Pacific Ethanol or Aventine that are registered under different names or held in different brokerage accounts. For example, you may own some shares directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you may receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own prepaid return envelope; if you submit your proxy by mail; make sure you return each proxy card in the return envelope which accompanied that proxy card.

Q: Can I revoke my proxy and change my vote?

A: Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted at your stockholders meeting. If you are a stockholder of record, your proxy can be revoked in several ways:

•	by notifying your company’s Corporate Secretary prior to the stockholders meeting that you are revoking your proxy;

•	by executing and delivering a later dated proxy card or, for Pacific Ethanol stockholders only, by submitting a later dated vote by telephone or by the Internet; or

•	by attending your stockholders meeting and voting your shares in person.

However, if your shares are held in “street name” through a broker, nominee, fiduciary or other custodian, you must check with your broker, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Q: When and where are the stockholders meetings?

A: The Pacific Ethanol annual meeting will take place on [●], 2015, at [●] a.m., local time, at [●]. The Aventine special meeting will take place on [●], 2015, at [●] a.m., local time, at [●].

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Q: Who can attend the stockholders meetings? What must I bring to attend the stockholders meetings?

A: Admittance to the Pacific Ethanol annual meeting will require a valid photo identification, such as a driver’s license or passport. Attendance at the meeting will be limited to stockholders of record as of the record date and one guest per stockholder. Stockholders whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should bring with them a copy of a brokerage statement reflecting stock ownership as of the record date, together with a valid photo identification. If you want to vote your shares of Pacific Ethanol common stock held in “street name” in person at the Pacific Ethanol annual meeting, you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares.

Admittance to the Aventine special meeting will require a valid photo identification, such as a driver’s license or passport. Attendance at the meeting will be limited to stockholders of record as of the record date. Stockholders whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should bring with them a copy of a brokerage statement reflecting stock ownership as of the record date, together with a valid photo identification. If you want to vote your shares of Aventine common stock held in “street name” in person at the Aventine special meeting, you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares.

Q: Who can answer any questions I may have about the stockholders meetings?

A: Pacific Ethanol stockholders may call Georgeson Inc., Pacific Ethanol’s proxy solicitors for the annual meeting, toll-free at [●]. Aventine stockholders may call Aventine’s Corporate Secretary, Christopher A. Nichols at 1-800-384-2665 toll-free or email chris.nichols@aventinerei.com.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a stockholder of Pacific Ethanol and/or Aventine, may have regarding the merger, together with brief answers to those questions. Pacific Ethanol and Aventine urge you carefully read this joint proxy statement/prospectus in its entirety, including the annexes and other documents attached and/or referred to in this joint proxy statement/prospectus, because the information in this section does not provide all of the information that will be important to you with respect to the merger.

Q: What will happen in the merger?

A: In the merger, Merger Sub will merge with and into Aventine. Aventine will be the surviving entity in the merger as a wholly-owned subsidiary of Pacific Ethanol. Thus, Pacific Ethanol will acquire Aventine through the merger.

Q: What will Aventine stockholders receive in the merger for their shares?

A: When the merger is completed, each share of Aventine common stock issued and outstanding immediately prior to the merger (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted automatically into the right to receive (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of the two, resulting in the Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder, subject to certain limitations to maintain the tax free treatment of the merger. Specifically, no more than 20% of the shares of Aventine common stock will be exchanged by the stockholders for shares of Pacific Ethanol non-voting common stock. Shares of Pacific Ethanol non-voting common stock are the same in all respects to shares of Pacific Ethanol’s common stock except that holders of shares of non-voting common stock are not entitled to vote on matters submitted to Pacific Ethanol stockholders and shares of non-voting common stock are convertible into shares of common stock on a one-for-one basis no earlier than sixty-one days after such holder provides a notice of conversion to Pacific Ethanol.

The stockholders of Pacific Ethanol will continue to own their existing shares and the rights and privileges of their existing shares will not be affected by the merger. However, because Pacific Ethanol will be issuing new shares of Pacific Ethanol common stock and non-voting common stock to Aventine stockholders in the merger, the stockholders of Pacific Ethanol will experience dilution as a result of the issuance of shares in the merger and each outstanding share of Pacific Ethanol common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Pacific Ethanol common stock and non-voting common stock issued and outstanding after the merger. It is expected that Pacific Ethanol stockholders before the merger will hold approximately 58% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following completion of the merger. Thus, Pacific Ethanol stockholders before the merger will experience dilution in the amount of 42% as a result of the merger.

The exchange ratio to be used in connection with the merger is fixed and will not be adjusted to reflect changes in the price of Pacific Ethanol or Aventine common stock prior to the closing of the merger.

Q: Will any fractional shares be issued in connection with the merger?

A: No fractional shares of Pacific Ethanol common stock or non-voting common stock will be issued. Holders of Aventine common stock to whom fractional shares would have otherwise been issued will be entitled to receive, subject to applicable withholding, a cash payment in lieu of such fraction based on the volume-weighted average price per share of Pacific Ethanol common stock over the five trading day period immediately preceding the effective time of the merger. See “Risk Factors” beginning on page 37 of this joint proxy statement/prospectus.

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Q: When must an Aventine stockholder elect the type of merger consideration that such stockholder would prefer to receive?

A: If you are an Aventine stockholder and wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the election form, which is being separately mailed to Aventine stockholders following the mailing of this proxy statement/prospectus (sometimes referred to as the election form). The election form will be mailed no more than 40 business days and no less than 20 business days prior to the anticipated consummation of the merger. Election forms will be mailed to each holder of record of Aventine common stock as of five business days prior to the mailing date of the election form. You will need to sign, date and complete the election form and transmittal materials and return them, along with your Aventine stock certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates), to an exchange agent appointed by Pacific Ethanol (sometimes referred to as the exchange agent), at the address and pursuant to the instructions given in the materials. The election deadline is 5:00 p.m. Pacific Time on the 20th day following the mailing date of the election form. If you do not submit a properly completed and signed election form to the exchange agent by the election deadline, you will not have the option to select the type of merger consideration you may receive, and consequently, you will only receive shares of Pacific Ethanol common stock. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Q: What do I need to do now?

A: After you carefully read this joint proxy statement/prospectus, please respond by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope(s), or, for Pacific Ethanol stockholders only, by submitting your proxy by telephone or by the Internet, as soon as possible, so that your shares may be represented at your stockholders meeting. If you hold your shares in “street name” through a broker, nominee, fiduciary or other custodian, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct them to vote your shares. In order to ensure that your vote is recorded, please submit your proxy as instructed on your proxy card(s) even if you currently plan to attend your stockholders meeting in person.

Q: Why is my vote important?

A: If you do not submit your proxy by returning your signed proxy card(s) by mail, voting in person at your stockholders meeting, or, for Pacific Ethanol stockholders only, by submitting your proxy by telephone or by the Internet, it will be more difficult for Pacific Ethanol and Aventine to obtain the necessary quorum to hold their respective annual and special meeting and to obtain the stockholder approvals necessary for the completion of the merger. If a quorum is not present at the Pacific Ethanol annual meeting or the Aventine special meeting, the stockholders of that company will not be able to take action on any of the proposals at that meeting.

While a failure to submit a proxy or vote in person at the stockholders meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will not affect the outcome of the vote on the proposal to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock (Proposal 1), a failure to submit a proxy or vote in person at the annual meeting will make it more difficult to meet the requirement under Pacific Ethanol’s bylaws that the holders of a majority of the shares of Pacific Ethanol common stock and Series B Preferred Stock (giving effect to the Preferred Voting Ratio) and entitled to vote at the annual meeting be present in person or by proxy to constitute a quorum at the annual meeting, except that a majority of the shares of outstanding Series B Preferred Stock, voting as a separate class and entitled to vote, must also approve Proposal 1 and thus if you are a Series B Preferred Stock stockholder, a failure to submit a proxy or vote in person on the annual meeting, or a failure to provide your broker, nominee, fiduciary or other custodian as applicable with instructions on how to vote your shares will have the same effect as a vote “AGAINST” the proposal for the purposes of the separate class vote of the Series B Preferred Stock.

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For the proposal to amend Pacific Ethanol’s Certificate of Incorporation (Proposal 2), (i) a majority of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock (giving effect to the Preferred Voting Ratio) entitled to vote on such matter and (ii) a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class and entitled to vote, must approve such proposal; thus an abstention from voting, a failure to submit a proxy or vote in person at the annual meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will have the same effect as a vote “AGAINST” the proposal.

For the proposal to be voted on by holders of Pacific Ethanol Series B Preferred Stock to not treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations (Proposal 3), holders of 66-2/3% of the outstanding shares of Series B Preferred Stock must approve such proposal; thus an abstention from voting, a failure to submit the proxy card being sent separately to holders of Pacific Ethanol Series B Preferred Stock or vote in person at the annual meeting will have the same effect as a vote “AGAINST” the proposal.

For the Aventine stockholders to adopt the merger agreement and approve the merger, a majority of the outstanding shares of common stock entitled to vote on such matter must approve such proposal; thus an abstention from voting, a failure to submit a proxy or vote in person at the special meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares could have the same effect as a vote “AGAINST” the proposal.

Your vote is very important. Pacific Ethanol and Aventine cannot complete the merger unless (i) holders of Pacific Ethanol common stock and Series B Preferred Stock approve the share issuance, voting together as a single class (giving effect to the Preferred Voting Ratio) (ii) holders of Pacific Ethanol Series B Preferred Stock approve the share issuance, voting as a separate class, (iii) holders of Pacific Ethanol common stock and Series B Preferred Stock approve the amendment to Pacific Ethanol’s Certificate of Incorporation, voting together as a single class (giving effect to the Preferred Voting Ratio), (iv) holders of Pacific Ethanol Series B Preferred Stock approve the amendment to Pacific Ethanol’s Certificate of Incorporation, voting as a separate class, (v) holders of Pacific Ethanol Series B Preferred Stock agree not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations, voting as a separate class, and (vi) Aventine stockholders adopt the merger agreement and approve the merger.

Q: Why have Pacific Ethanol and Aventine agreed to the merger?

A: The board of directors and management team of each of Pacific Ethanol and Aventine believe the merger to provide substantial strategic and financial benefits to their stockholders, customers and other stakeholders, including, among others:

•	marketing advantages derived from expanded access to customers and new markets and an expanded co-product mix;

•	greater combined financial strength, enabling new investment in plant assets, pursuit of strategic initiatives, and improved financing arrangements, as well as an improved ability to withstand cyclical downturns;

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•	diversified geographical footprint, which will mitigate logistical constraints and price volatility while creating marketing efficiencies and new hedging opportunities;

•	expected improvement in financial performance arising from the recent restarting of idled plants and investments in plant and logistical assets;

•	expected synergies through the combination of the corporate management, commodities marketing and administrative support functions;

•	greater liquidity to Aventine’s stockholders through the exchange of their current equity interests into the publicly-traded common stock of Pacific Ethanol; and

•	the ability of Aventine stockholders to participate in any appreciation of Pacific Ethanol common stock.

Additional information on the reasons for the merger can be found below, beginning on page 176 of this joint proxy statement/prospectus for Pacific Ethanol and beginning on page 188 of this joint proxy statement/prospectus for Aventine.

Q: Why is Pacific Ethanol asking to amend its Certificate of Incorporation to create a class of non-voting common stock?

A: Approval of an amendment to Pacific Ethanol’s Certificate of Incorporation to create a class of non-voting common stock (which is the subject of Pacific Ethanol Proposal No. 2) is one of the conditions to the consummation of the merger. Pacific Ethanol non-voting common stock is a type of merger consideration Aventine stockholders may elect; thus, Pacific Ethanol must amend its Certificate of Incorporation to create this class of non-voting common stock. Shares of Pacific Ethanol non-voting common stock are the same in all respects to shares of Pacific Ethanol’s common stock except that holders of shares of non-voting common stock are not entitled to vote on matters submitted to Pacific Ethanol stockholders and shares of non-voting common stock are convertible into shares of common stock on a one-for-one basis no earlier than sixty-one days after such holder provides a notice of conversion to Pacific Ethanol.

The inclusion of the option to receive non-voting common stock in exchange for Aventine common stock is an accommodation to the seven Candlewood Investment Group, LP (sometimes referred to as Candlewood) affiliates (collectively, Aventine’s majority stockholder) that are party to the stockholders agreements who have expressed a desire to receive equity consideration that would not require compliance with the continuing disclosure obligations arising out of the reporting requirements under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (sometimes referred to as the Exchange Act) with respect to the Pacific Ethanol common stock.

Q: When do you expect the merger to be completed?

A: Pacific Ethanol and Aventine hope to complete the merger as soon as reasonably practicable, subject to receipt of stockholder approvals, which are proposals presented at the Pacific Ethanol annual meeting and the Aventine special meeting, and necessary regulatory approvals. Pacific Ethanol and Aventine currently expect that the transaction will be completed in the second quarter of 2015. However, Pacific Ethanol and Aventine cannot predict when regulatory review will be completed, whether or when regulatory or stockholder approval will be received or the potential terms and conditions of any regulatory approval that is received. In addition, certain other conditions to the merger, some of which are outside of the control of Pacific Ethanol and Aventine, may not be satisfied until later in 2015 or at all. For a discussion of the conditions to the completion of the merger and of the risks associated with obtaining regulatory approvals in connection with the merger, see “The Merger Agreement and Related Agreements—Conditions to Completion of the Merger” beginning on page 222 of this joint proxy statement/prospectus and “The Proposed Merger—Regulatory Matters Relating to the Merger” beginning on page 201 of this joint proxy statement/prospectus.

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Q: Will the merger be taxable to stockholders of Aventine?

A: Each of Pacific Ethanol and Aventine has received an opinion from its legal counsel to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (sometimes referred to as the Code), and that each of Pacific Ethanol and Aventine will be a party to the “reorganization.” Assuming the merger does qualify as a reorganization, Aventine stockholders generally will not recognize gain or loss for United States federal income tax purposes upon the receipt of Pacific Ethanol common stock and/or non-voting common stock in the merger, except that an Aventine stockholder will recognize gain or loss with respect to any cash received in lieu of a fractional share of Pacific Ethanol common stock and/or non-voting common stock, and except to the extent that any payment by Aventine of transfer taxes is treated as taxable consideration received by Aventine stockholders. Aventine stockholders who exercise their appraisal rights will recognize gain or loss with respect to cash received in exchange for Aventine common stock. In order to maintain the tax free treatment of the merger, Pacific Ethanol is limited in the amount of Pacific Ethanol non-voting common stock that may be issued to Aventine common stockholders as merger consideration. Specifically, no more than 20% of the shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock.

Aventine stockholders are urged to read the discussion in the section entitled “The Proposed Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 197 of this joint proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the transaction, as well as the effects of state, local and non-United States tax laws.

Q: Will there be any changes to the Pacific Ethanol Board if the merger becomes effective?

A: Yes. The merger agreement provides that the holders of a majority of shares of Aventine common stock will be entitled to nominate two individuals to the Pacific Ethanol Board. Pacific Ethanol currently has seven directors. After the merger, the number of directors will be increased to nine. As of the date of this joint proxy statement/prospectus, the nominees have not been identified. For more information, please see the section entitled “Summary—Directors and Executive Management of Pacific Ethanol Following the Merger” beginning on page 21 of this joint proxy statement/prospectus.

Q: Are there any Pacific Ethanol or Aventine stockholders already committed to vote in favor of the merger-related proposals?

A: Yes. Pacific Ethanol has entered into stockholders agreements with eight significant stockholders of Aventine (seven of whom are affiliated with Candlewood) pursuant to which each such significant stockholder has agreed to vote a portion of the number of shares of Aventine common stock beneficially owned by them as of the record date in favor of the adoption of the merger agreement and against any alternative transaction with respect to Aventine. Under the terms of the stockholders agreements, the eight stockholders have agreed to vote their pro-rata share of 51% of Aventine’s issued and outstanding common stock in favor of the merger-related proposals. For more information, please see copies of the stockholders agreements attached as Annex C-1 and Annex C-2 to this joint proxy statement/prospectus and the section titled “The Merger Agreement and Related Agreements—Stockholders Agreements” beginning on page 227 of this joint proxy statement/prospectus. In connection with entry into the stockholders agreements, the eight significant stockholders agreed to exercise any drag-along rights with respect to Aventine stockholders held by such significant stockholders. The drag-along right applies to certain stockholders of Aventine who are party to that certain Stockholder Agreement, dated September 24, 2012, by and among Aventine and the investors and the stockholders party thereto (sometimes referred to as the Aventine Stockholders Agreement).

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Q: What happens if Pacific Ethanol stockholders fail to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock, the amendment to Pacific Ethanol’s Certificate of Incorporation as contemplated by the merger agreement or the treatment of the merger by the holders of Pacific Ethanol Series B Preferred Stock as contemplated by the merger agreement?

A: In this circumstance, either party is permitted to terminate the merger agreement and, in the event of such termination, Pacific Ethanol is required to pay Aventine’s transaction expenses, up to a maximum amount of $1,994,000, to Aventine. See “The Merger Agreement and Related Agreements—Termination” and “—Termination Fee and Expenses” beginning on pages 225 and 226, respectively, of this joint proxy statement/prospectus.

Q: What happens if Aventine stockholders fail to adopt the merger agreement and the transactions contemplated thereby?

A: In this circumstance, either party is permitted to terminate the merger agreement. However, no termination fee is payable by Aventine if the merger agreement is terminated upon the occurrence of this event. See “The Merger Agreement and Related Agreements—Termination” and “—Termination Fee and Expenses” beginning on pages 225 and 226, respectively, of this joint proxy statement/prospectus.

Q: Am I entitled to exercise appraisal rights instead of receiving the per share merger consideration for my shares of Aventine common stock?

A: Aventine stockholders are entitled to appraisal rights under Section 262, provided they fully comply with and follow the procedures and satisfy the conditions set forth in Section 262. For more information regarding appraisal rights, see the section entitled “Appraisal Rights” beginning on page 252 of this joint proxy statement/prospectus. In addition, a copy of Section 262 is attached as Annex F to this joint proxy statement/prospectus. Failure to comply with Section 262 will result in your waiver of, or inability to exercise, appraisal rights. To the extent the drag-along is exercised pursuant to the Aventine Stockholders Agreement, the Aventine stockholders subject to the drag-along right have waived their respective appraisal rights with respect to the merger, which constitutes a drag-along transaction.

Q: Should I send in my Aventine stock certificates now?

A: No. Simultaneously with the mailing of the election form discussed above, the exchange agent will provide each Aventine stockholder with a transmittal letter and instructions for surrendering each share of Aventine common stock to the exchange agent in exchange for the merger consideration elected by such Aventine stockholder. See “The Merger Agreement and Related Agreements – Conversion of Shares; Exchange of Certificates” beginning on page 211 of this joint proxy statement/prospectus for more information regarding the procedure for exchanging your Aventine stock certificates for the merger consideration. Pacific Ethanol stockholders will keep their existing stock certificates.

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Q: Are there risks that I, as a Pacific Ethanol stockholder, should consider in deciding to vote on the issuance of shares of Pacific Ethanol common stock and non-voting common stock, the amendment to Pacific Ethanol’s Certificate of Incorporation, as contemplated by the merger agreement and the agreement not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations or, as an Aventine stockholder, should consider in deciding to vote on the adoption of the merger agreement?

A: Yes. In evaluating the issuance of shares of Pacific Ethanol common stock and non-voting common stock and the amendment to Pacific Ethanol’s Certificate of Incorporation as contemplated by the merger agreement, or the adoption of the merger agreement and approval of the merger, you should carefully read this joint proxy statement/prospectus, including the risk factors discussed in the section entitled “Risk Factors” beginning on page 37 of this joint proxy statement/prospectus.

Q: Who can answer any questions I may have about the merger?

A: Pacific Ethanol stockholders may call Georgeson Inc., Pacific Ethanol’s proxy solicitors for the annual meeting, toll-free at [●]. Aventine stockholders may call Aventine’s Corporate Secretary, Christopher A. Nichols at 1-800-384-2665 toll-free or email chris.nichols@aventinerei.com.

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SUMMARY – THE MERGER

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. Pacific Ethanol and Aventine urge you to read carefully this joint proxy statement/prospectus in its entirety, including the Annexes. Unless stated otherwise, all references in this joint proxy statement/prospectus to Pacific Ethanol refer to Pacific Ethanol, Inc., a Delaware corporation, all references to Aventine refer to Aventine Renewable Energy Holdings, Inc., a Delaware corporation, all references to Merger Sub refer to AVR Merger Sub, Inc., a Delaware corporation, and all references to the merger agreement refer to the Agreement and Plan of Merger, dated as of December 30, 2014, as amended on March 31, 2015, by and among Pacific Ethanol, Merger Sub, and Aventine, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. See “Where you Can Find More Information” beginning on page 257.

The Companies Involved in the Merger

Pacific Ethanol

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814
(916) 403-2123

Pacific Ethanol is the leading producer and marketer of low-carbon renewable fuels in the Western United States. Pacific Ethanol produces and markets all the ethanol produced by four ethanol production facilities located in California, Idaho and Oregon (sometimes referred to as the Pacific Ethanol Plants), markets all the ethanol produced by two other ethanol producers in California and markets ethanol purchased from other third-party suppliers throughout the United States. Pacific Ethanol markets ethanol through its subsidiary, Kinergy Marketing LLC (sometimes referred to as Kinergy), and ethanol co-products, including wet distillers grains (sometimes referred to as WDG), a nutritious animal feed, and corn oil, for the Pacific Ethanol Plants.

Additional information about Pacific Ethanol and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 257.

Aventine

Aventine Renewable Energy Holdings, Inc.
1300 S. 2nd Street
Pekin, IL 61554
(309) 347-9200

Aventine has been engaged in the production and marketing of corn-based fuel-grade ethanol in the United States since 1981.  Aventine markets and distributes ethanol to many of the leading energy and trading companies in the United States Aventine’s facilities also produce several co-products while producing ethanol, such as distillers grain, corn gluten meal and feed, corn oil, corn germ and grain distillers dried yeast. Aventine markets these co-products primarily to livestock producers and other end users as a substitute for corn and other sources of starch and protein.

For additional information about Aventine and its subsidiaries, see “The Companies—Aventine Renewable Energy Holdings, Inc.” beginning on page 56.

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Merger Sub

Merger Sub, a wholly-owned subsidiary of Pacific Ethanol, is a Delaware corporation formed on December 29, 2014 for the sole purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into Aventine, with Aventine surviving as a wholly-owned subsidiary of Pacific Ethanol after the merger.

The Proposed Merger

Each of the Pacific Ethanol Board and Aventine Board has approved the merger of Pacific Ethanol and Aventine. Pacific Ethanol and Aventine have entered into the merger agreement pursuant to which Aventine will merge with Merger Sub, a newly formed, wholly-owned subsidiary of Pacific Ethanol, with Aventine surviving the merger as a wholly-owned subsidiary of Pacific Ethanol. In the merger, each issued and outstanding share of Aventine common stock (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted into the right to receive, at the election of the holder, pursuant to certain limitations in order to maintain the tax free status of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing.

Shares of Pacific Ethanol non-voting common stock are the same in all respects to shares of Pacific Ethanol’s common stock, except that holders of shares of non-voting common stock are not entitled to vote on matters submitted to Pacific Ethanol stockholders and shares of non-voting common stock are convertible into shares of common stock on a one-for-one basis no earlier than sixty-one days after such holder provides a notice of conversion to Pacific Ethanol.

The stockholders of Pacific Ethanol will continue to own their existing shares and the rights and privileges of their existing shares will not be affected by the merger. However, because Pacific Ethanol will be issuing new shares of Pacific Ethanol common stock and non-voting common stock to Aventine stockholders in the merger, the stockholders of Pacific Ethanol will experience dilution as a result of the issuance of shares in the merger and each outstanding share of Pacific Ethanol common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Pacific Ethanol common stock and non-voting common stock issued and outstanding after the merger. It is expected that Pacific Ethanol stockholders before the merger will hold approximately 58% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following completion of the merger. Thus, Pacific Ethanol stockholders before the merger will experience dilution in the amount of 42% as a result of the merger.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. Pacific Ethanol and Aventine encourage you to read the entire merger agreement carefully because they are the principal documents governing the merger. For more information on the merger agreement, see “The Merger Agreement and Related Agreements” beginning on page 208.

The merger is expected to be completed during the second quarter of 2015, subject to the satisfaction or waiver of the closing conditions.

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Merger Consideration

In the merger, each issued and outstanding share of Aventine common stock (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted into the right to receive, at the election of the holder, pursuant to the terms of an election form to be distributed to all holders in advance of the special meeting and certain limitations in order to maintain the tax free treatment of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder. Based upon the current number of issued and outstanding shares of Aventine common stock, an aggregate of approximately 17,755,300 shares of Pacific Ethanol common stock and non-voting common stock will be issued upon the closing of the merger, assuming no exercise or conversion of outstanding options and warrants. Pacific Ethanol will not issue any fractional shares in the merger. Instead, Aventine stockholders will receive cash (without interest) in lieu of such fractional share, after aggregating all fractional shares of Pacific Ethanol common stock issuable to that holder, determined by multiplying such fraction by the volume weighted average price of Pacific Ethanol common stock for the five trading days immediately prior to the closing date.

The inclusion of the option to receive non-voting common stock in exchange for Aventine common stock is an accommodation to the seven Candlewood affiliates (collectively, Aventine’s majority stockholder) that are party to the stockholders agreements who have expressed a desire to receive equity consideration that would not require compliance with the continuing disclosure obligations arising out of the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act with respect to Pacific Ethanol common stock.

For a more complete description of the merger consideration, see “The Merger Agreement and Related Agreements—The Merger” beginning on page 208.

Treatment of Stock Options and Warrants

Pacific Ethanol will assume outstanding options and warrants to purchase shares of Aventine common stock in the merger. Each outstanding option and warrant to acquire Aventine common stock will be converted automatically at the effective time of the merger into an option or warrant to acquire Pacific Ethanol common stock and/or non-voting common stock, and will continue to be governed by the terms of the relevant Aventine stock plan and/or related agreements under which it was granted, except that the number of shares of Pacific Ethanol common stock for which each option or warrant is exercisable and the exercise price of each option or warrant will be adjusted based on the exchange ratio in the merger. In addition, the holder of an option or warrant to acquire Aventine common stock may elect to receive Pacific Ethanol common stock, non-voting common stock or a combination thereof upon the exercise of such option or warrant. As of May 1, 2015, there were outstanding warrants to purchase up to 787,855 shares of Aventine common stock, at an exercise price of $61.75, expiring on September 24, 2017 and outstanding options to purchase up to 3,140 shares of Aventine common stock at an exercise price of $3.55 expiring on February 24, 2022. For a more complete discussion of the treatment of Aventine options and other stock-based awards, see “The Merger Agreement and Related Agreements—Treatment of Aventine Stock Options” beginning on page 210 and “The Merger Agreement and Related Agreements—Treatment of Aventine Warrants” beginning on page 211.

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Directors and Executive Management of Pacific Ethanol Following the Merger

As of the effective time of the merger, the board of directors of Pacific Ethanol will be comprised of the members of the Pacific Ethanol Board (currently seven members) and two designees nominated by holders of the majority of shares of Aventine common stock and who must be independent with respect to Pacific Ethanol. The current executive management of Pacific Ethanol will remain unchanged following the merger.

For a more complete discussion of the directors and management of Pacific Ethanol after the merger, see “Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger—Leadership of the Combined Company” beginning on page 205.

Recommendation of the Pacific Ethanol Board

After careful consideration, the Pacific Ethanol Board unanimously recommends that holders of Pacific Ethanol common stock and Series B Preferred Stock vote “FOR” the issuance of Pacific Ethanol common stock and non-voting common stock in connection with the merger; vote “FOR” the amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock and vote “FOR” the adjournment of the annual meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve all matters brought before the meeting; and that holders of Pacific Ethanol Series B Preferred Stock, vote “FOR” the agreement not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations.

For a more complete description of Pacific Ethanol’s reasons for the merger and the recommendations of the Pacific Ethanol Board, see “The Proposed Merger—Recommendation of the Pacific Ethanol Board and its Reasons for the Merger” beginning on page 176.

Recommendation of the Aventine Board

After careful consideration, the Aventine Board unanimously recommends that holders of Aventine common stock vote “FOR” the adoption of the merger agreement and approval of the merger and vote “FOR” the adjournment of the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger. It should be noted that in connection with the merger, the Aventine Board will receive indemnification for acts or omissions occurring prior to the effective time of the merger. The merger agreement also provides that, prior to the effective time of the merger, Aventine will purchase “tail” officers’ and directors’ liability insurance policies on terms and conditions reasonably comparable to Aventine’s existing directors’ and officers’ liability insurance.

For a more complete description of Aventine’s reasons for the merger and the recommendation of the Aventine Board, see “The Proposed Merger—Recommendation of the Aventine Board and its Reasons for the Merger” beginning on page 188.

Opinion of Craig-Hallum Capital Group LLC

In connection with the transaction, the Pacific Ethanol Board received a written opinion from Craig-Hallum Capital Group LLC (sometimes referred to as Craig-Hallum), as to the fairness, from a financial point of view and as of the date of its opinion, of the exchange ratio in the transaction to Pacific Ethanol. The full text of Craig-Hallum’s written opinion, dated December 29, 2014, is attached to this joint proxy statement/prospectus as Annex D. Holders of Pacific Ethanol common stock and Series B Preferred Stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Craig-Hallum did not act as a financial advisor to any party to the transaction. Craig-Hallum’s opinion was provided to the Pacific Ethanol Board in connection with, and for the purposes of, its evaluation of the exchange ratio in the transaction from a financial point of view, does not address the merits of the underlying decision by Pacific Ethanol to engage in the transaction or the relative merits of any alternatives discussed by the Pacific Ethanol Board, does not constitute an opinion with respect to Pacific Ethanol’s underlying business decision to effect the transaction, any legal, tax or accounting issues concerning the transaction, or any terms of the transaction (other than the exchange ratio) and does not constitute a recommendation as to any action Pacific Ethanol or any holder of Pacific Ethanol common stock or Series B Preferred Stock should take in connection with the transaction or any aspect thereof.

For a more complete description of Craig-Hallum’s opinion, see “The Proposed Merger—Opinion of Craig-Hallum Capital Group LLC” beginning on page 179. See also Annex D to this joint proxy statement/prospectus.

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Opinion of Aventine Financial Advisor

Duff & Phelps, LLC (sometimes referred to as Duff & Phelps), delivered an opinion to the Aventine Board that, subject to and based upon the assumptions and limiting conditions set forth therein, as of the date of its opinion, the exchange ratio payable to Aventine’s stockholders electing Pacific Ethanol common stock in the merger was fair from a financial point of view to such stockholders of Aventine. The full text of Duff & Phelps’ written opinion, dated March 31, 2015, is attached as Annex E to this joint proxy statement/prospectus. Holders of shares of Aventine common stock are urged to read the opinion carefully and in its entirety. Duff & Phelps’ opinion does not and shall not constitute a recommendation to any holders of shares of Aventine common stock as to how they should vote in connection with the merger. This summary of Duff & Phelps’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

For a more complete description of the Duff & Phelps opinion, see “The Proposed Merger—Opinion of Financial Advisor to the Aventine Board” beginning on page 191. See also Annex E to this joint proxy statement/prospectus.

Interests of Certain Aventine Directors and Executive Officers in the Merger

You should be aware that some Aventine directors and executive officers may have interests in the transaction that may be different from, or in addition to, the interests of stockholders of Aventine.

For a further discussion of interests of certain Aventine directors and executive officers in the merger, see “Additional Interests of Certain of Aventine Directors and Executive Officers in the Merger” beginning on page 205.

Material United States Federal Income Tax Consequences of the Merger

Pacific Ethanol and Aventine intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code for United States federal income tax purposes. Assuming the merger does qualify as a reorganization, Aventine stockholders generally will not recognize gain or loss for United States federal income tax purposes upon the receipt of Pacific Ethanol common stock and/or non-voting common stock in the merger, except that an Aventine stockholder will recognize gain or loss with respect to any cash received in lieu of a fractional share of Pacific Ethanol common stock and/or non-voting common stock, and except to the extent that any payment by Aventine of transfer taxes is treated as taxable consideration received by Aventine stockholders. In order to maintain the tax free treatment of the merger, Pacific Ethanol is limited in the amount of Pacific Ethanol non-voting common stock that may be issued to Aventine common stockholders as merger consideration. Specifically, no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol common stock. Aventine stockholders who exercise their appraisal rights will recognize gain or loss with respect to cash received in exchange for their Aventine common stock.

Tax matters are very complicated and the tax consequences of the merger to you, if you are an Aventine stockholder, will depend upon the facts of your situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this joint proxy statement/prospectus. You are urged to consult with your own tax advisors for a full understanding of the tax consequences of the merger to you.

For a more complete description of the material United States federal income tax consequences of the merger, see “The Proposed Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 197.

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Forward-Looking Financial Information

Pacific Ethanol prepared forward-looking financial information for years 2015 through 2019 for each of Pacific Ethanol and Aventine. Aventine also prepared forward-looking financial information for years 2015 through 2019 for each of Pacific Ethanol and Aventine. The forward-looking financial information prepared by each of the companies is on a stand-alone basis and is not intended to be added together, and adding together the forward-looking financial information for the two companies would not represent the results the combined company will achieve if the merger is completed and does not represent forward-looking financial information for the combined company. The following forward-looking financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forward-looking financial information.

Pacific Ethanol Forward-Looking Financial Information

Pacific Ethanol does not as a matter of course make public projections as to future earnings or other results of operations (other than providing estimates for certain financial items on a near-term basis in its regular earnings press releases and other communications with investors) or detailed business plans or strategies. However, for internal purposes and in connection with the process leading to the merger agreement, the management of Pacific Ethanol prepared certain projections of future financial and operating performance for each of Pacific Ethanol and Aventine and for the combined company for the years 2015 through 2019.

Pacific Ethanol and Aventine prepared projections that are included in this joint proxy statement/prospectus because these projections were provided to Craig-Hallum in connection with Craig-Hallum’s opinion as to the fairness of the exchange ratio in the transaction to Pacific Ethanol. In preparing the projections for Craig Hallum, management of both Pacific Ethanol and Aventine used assumptions for crush margins (the differential between the price per gallon of ethanol and the price per gallon equivalent for corn) generally consistent with industry averages for 2014 in order that Craig-Hallum could evaluate the relative projected performance of both companies on a common basis. Pacific Ethanol viewed those assumptions made in preparing these projections as being reasonable for the purposes they were being used. Further, both Pacific Ethanol’s and Aventine’s projections took into account the respective management’s views of the likely future operating results of their respective plants, given recent results and expected effects of substantial recent capital investments in the plants.

The projections provided to Craig-Hallum were not prepared with a view toward public disclosure and the inclusion of summary projections herein should not be regarded as an indication that either Pacific Ethanol or Aventine considered, or now considers, these projections to be predictive of actual future results and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither Pacific Ethanol’s nor Aventine’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

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The following table presents a summary of the projections for Pacific Ethanol that were provided to Craig-Hallum:

	Pacific Ethanol
	(In millions)
	2015E	2016E	2017E	2018E	2019E
Adjusted EBITDA(1)	$116.9	$122.4	$129.1	$131.3	$134.2
Net income available to common stockholders	$66.8	$66.5	$70.2	$70.4	$70.9

__________

(1)	Adjusted EBITDA is defined as earnings before interest, provision for income taxes, depreciation and amortization, and fair value adjustments. Adjusted EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. Adjusted EBITDA was used by management to provide additional information in order to provide them with an alternative method for assessing Pacific Ethanol’s and Aventine’s financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies.

Management of Pacific Ethanol also prepared certain projections for its own internal use and for the use of the Pacific Ethanol Board (sometimes referred to as the Pacific Ethanol Board Projections). The Pacific Ethanol Board Projections forecasted performance of Pacific Ethanol on a stand-alone basis, Aventine on a stand-alone basis, and the performance of the combined company following the merger. In preparing the Pacific Ethanol Board Projections, management of Pacific Ethanol used assumptions based on average crush margins for the period beginning January 1, 2012 and ending November 30, 2014, which covered a period of time that included both historically high and low crush margins. These crush margin assumptions were approximately $0.35 per gallon lower than the crush margin assumptions used in the projections for Craig-Hallum summarized above. Management elected to use these lower crush margin assumptions because the Pacific Ethanol Board Projections were used for different purposes than the projections provided to Craig-Hallum. To better assess potential liquidity needs of the combined company, management of Pacific Ethanol believed that it was important to make conservative crush margin assumptions based on multi-year historical averages. These assumptions were viewed by Pacific Ethanol as being reasonable for the purposes they were being used.

In preparing the projections for Aventine on a stand-alone basis and for the combined company, Pacific Ethanol’s management also took into account their view of the likely future operating results of Aventine’s ethanol plants, given recent results and expected effects of substantial recent capital investments in the plants. In preparing the projections for the combined company, Pacific Ethanol’s management also took into account significant planned and potential capital expenditures in 2015 and certain cost synergies expected to be realized following the closing of the merger.

The Pacific Ethanol Board Projections were not prepared with a view toward public disclosure and the inclusion of summary projections herein should not be regarded as an indication that Pacific Ethanol considered, or now considers, these projections to be predictive of actual future results and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither Pacific Ethanol’s nor Aventine’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

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The following table presents a summary of the projections for Pacific Ethanol on a stand-alone basis, for Aventine on a stand-along basis, and for the combined company that were prepared by the management of Pacific Ethanol and provided to the Pacific Ethanol Board:

	Pacific Ethanol
	(In millions)
	2015E	2016E	2017E	2018E	2019E
Adjusted EBITDA(1)	$44.3	$49.3	$56.0	$58.2	$61.0
Net income available to common stockholders	$17.0	$16.2	$21.1	$22.1	$23.3
Free cash flow(2)	$(11.8)	$25.5	$39.3	$40.3	$41.1

	Aventine
	(In millions)
	2015E	2016E	2017E	2018E	2019E
Adjusted EBITDA(1)	$48.0	$60.4	$65.2	$68.6	$70.8
Net income	$16.2	$24.3	$27.6	$29.9	$31.2
Free cash flow(2)	$(2.2)	$40.9	$44.3	$46.7	$48.2

	Combined
	(In millions)
	2015E	2016E	2017E	2018E	2019E
Adjusted EBITDA(1)	$95.2	$119.4	$130.8	$136.5	$141.4
Net income	$40.7	$54.9	$63.0	$66.3	$68.9
Free cash flow(2)	$(12.0)	$73.2	$90.3	$93.7	$96.1

__________

(1)	Adjusted EBITDA is defined as earnings before interest, provision for income taxes, depreciation and amortization, and fair value adjustments. Adjusted EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. Adjusted EBITDA was used by management to provide additional information in order to provide them with an alternative method for assessing Pacific Ethanol’s and Aventine’s financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies.
(2)	Free cash flow is defined as earnings before interest and depreciation and amortization, less projected capital expenditures plus adjustment for increase (decrease) in working capital. Free cash flow is a non-GAAP liquidity measure, as it includes/excludes certain items from GAAP cash flows from operations, investing and financing activities. Free cash flow was used by management to provide additional information with respect to available cash and liquidity to the combined company. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies.

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The assumptions and estimates underlying forward-looking information for Pacific Ethanol and Aventine are inherently uncertain and, though considered reasonable by Pacific Ethanol’s management as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained therein, chief among them being the price of corn and other feedstocks and the price of ethanol and co-products. Other factors include, among others, the following: the ultimate timing, outcome and results of integrating the operations of Pacific Ethanol and Aventine and the degree to which Pacific Ethanol’s operating efficiencies are applied to Aventine products and services; changes in the demand for or price of oil and/or natural gas; changes in government regulations and regulatory requirements, particularly those matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55, “Risk Factors” beginning on page 37 and Part I, Item IA in Pacific Ethanol’s 2014 Annual Report on Form 10-K. The Pacific Ethanol projections for Pacific Ethanol, the Pacific Ethanol projections for Aventine and the Pacific Ethanol projections for the combined company also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the forward-looking results are indicative of the future performance of Pacific Ethanol or Aventine or that actual results will not differ materially from those presented in the Pacific Ethanol projections for Pacific Ethanol, the Pacific Ethanol projections for Aventine or the Pacific Ethanol projections for the combined company. Inclusion of the Pacific Ethanol projections for Pacific Ethanol, the Pacific Ethanol projections for Aventine and the Pacific Ethanol projections for the combined company in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

Pacific Ethanol does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Pacific Ethanol does not intend to update or revise the forward-looking financial information in this joint proxy statement/prospectus to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Pacific Ethanol is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the stock issuance or to acquire securities of Pacific Ethanol.

Aventine Forward-Looking Financial Information

Aventine does not as a matter of course make public projections as to future earnings or other results of operations other than providing estimates for certain financial items on a near-term basis on its regular earnings calls. However, for internal purposes and in connection with the process leading to the merger agreement, the management of Aventine prepared certain projections of future financial and operating performance of each of Aventine and Pacific Ethanol for the years 2015 through 2019. Aventine prepared its Pacific Ethanol projections based on publicly available information. These projections are included in this joint proxy statement/prospectus because Aventine provided such projections to its financial advisor, Duff & Phelps, in connection with the merger. Aventine discussed these projections with the Aventine Board in connection with Duff & Phelps’ presentation during the special meeting of the Aventine Board held on March 31, 2015. Aventine, however, did not prepare financial projections for the combined company, and the Aventine Board did not consider financial projections for the combined company or the lack thereof in connection with its evaluation of the merger. The financial performance of the respective businesses of Pacific Ethanol and Aventine is significantly dependent upon commodity pricing. The Aventine Board recognizes the difficulty in forecasting commodity pricing. Accordingly, the Aventine Board does not believe financial projections for the combined company provide a compelling analysis of the transaction. Furthermore, as the target of the acquisition by merger, Aventine does not control and is not in the position to determine any synergies or cost savings from combining the companies that would be necessary in order to produce projections for the combined company. Alternatively, the Aventine Board identified other factors with respect to the combined company which were influential in its analysis of the transaction, including but not limited to, the combined company’s stronger balance sheet, enhanced liquidity profile, diverse geographical footprint and enhanced potential to pursue strategic initiatives. A more complete discussion of the factors that the Aventine Board considered with respect to the approval of the merger are described in “The Proposed Merger – Recommendation of the Aventine Board and its Reasons for the Merger” beginning on page 188.

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The following prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with GAAP with respect to prospective financial information. In the view of Aventine’s management, the information was prepared on a reasonable basis and reflected the best then currently available estimates and judgments at the time of its preparation, and presented at the time of its preparation, to the best of Aventine management’s knowledge and belief, reasonable projections of the future financial performance of Aventine and Pacific Ethanol. However, these projections have not been updated, are not fact and should not be relied upon as being indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither Aventine’s nor Pacific Ethanol’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward looking financial information.

The following tables present a summary of the Aventine projections and the Aventine projections for Pacific Ethanol.

	Aventine Renewable Energy Holdings, Inc.
	(In millions)
	Year Ended December 31,
	2015E	2016E	2017E	2018E	2019E
Revenue	$629	$695	$699	$702	$705
EBITDA(1)	$2	$51	$58	$59	$60

	Pacific Ethanol, Inc.
	(In millions)
	Year Ended December 31,
	2015E	2016E	2017E	2018E	2019E
Revenue	$840	$1,008	$1,115	$1,242	$1,397
EBITDA(1)	$(8)	$33	$41	$43	$46

______________

(1)	EBITDA is defined as earnings before interest, provision for income taxes and depreciation and amortization. EBITDA is a non-GAAP financial measure, as it excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. EBITDA was used by management to provide additional information in order to provide them with an alternative method for assessing Aventine’s and Pacific Ethanol’s financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies.

The assumptions and estimates underlying forward-looking information for Aventine are inherently uncertain and, though considered reasonable by Aventine’s management as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained therein, chief among them being the price of corn and other feedstocks and the price of ethanol and co-products. Other factors include, among others, the following: changes in the demand for or price of oil and/or natural gas; changes in government regulations and regulatory requirements, particularly those matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55 and “Risk Factors” beginning on page 37. The Aventine projections also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the forward-looking results are indicative of the future performance of Aventine or that actual results will not differ materially from those presented in the Aventine projections. Inclusion of the Aventine projections in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

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Aventine does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Aventine does not intend to update or revise the forward-looking financial information to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Aventine is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the merger agreement.

Accounting Treatment of the Merger

The merger will be accounted for as an acquisition by Pacific Ethanol of Aventine under the acquisition method of accounting according to United States generally accepted accounting principles.

Regulatory Matters

Under the Hart-Scott-Rodino Antitrust Improvements Act (sometimes referred to as the HSR Act), and the rules promulgated thereunder by the Federal Trade Commission (sometimes referred to as the FTC), the merger cannot be completed until each of Pacific Ethanol and Aventine files a notification and report form with the FTC and the Antitrust Division of the Department of Justice (sometimes referred to as the DOJ) under the HSR Act and the applicable waiting period has expired or been terminated. Each of Pacific Ethanol and Aventine filed an initial notification and report form with the FTC and the DOJ on February 3, 2015. On February 18, 2015, the FTC notified Pacific Ethanol and Aventine of the early termination of the waiting period under the HSR Act.

These filings and approvals are more fully described in “The Proposed Merger—Regulatory Matters Relating to the Merger” beginning on page 201.

Conditions to Completion of the Merger

Pacific Ethanol and Aventine expect to complete the merger after all the conditions to the merger in the merger agreement are satisfied or waived, including after the receipt of stockholder approvals at their respective stockholder meetings. In addition to obtaining such stockholder approvals, each of the other closing conditions set forth in the merger agreement must be satisfied. Pacific Ethanol and Aventine currently expect to complete the merger during the second quarter of 2015. However, it is possible that factors outside of either company’s control could cause the merger to be completed at a later time or not at all. The merger agreement provides that the conditions to the closing of the merger may be waived, in whole or in part, by Pacific Ethanol or Aventine, to the extent legally allowed. Neither Pacific Ethanol nor Aventine currently expects to waive any immaterial or material condition to the completion of the merger. If either Pacific Ethanol or Aventine determines to waive any material condition to the merger and such waiver renders the disclosure in this joint proxy statement/prospectus materially misleading, proxies will be resolicited from the Pacific Ethanol and/or Aventine stockholders, as applicable.

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For a more complete discussion of the conditions to the merger, see “The Merger Agreement and Related Agreements—Conditions to Completion of the Merger” beginning on page 222.

No Solicitation of Other Offers

The merger agreement contains certain restrictions on the ability of Aventine to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire Aventine’s equity or assets. Notwithstanding these restrictions, the merger agreement provides that under specified circumstances, if Aventine receives an unsolicited bona fide proposal from a third party to acquire a significant interest in it that the Aventine Board determines in good faith is reasonably likely to lead to a proposal that is superior to the merger, Aventine may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party.

For a discussion of the prohibition on solicitation of acquisition proposals from third parties, see “The Merger Agreement and Related Agreements—Non-Solicitation; Change in Recommendation” beginning on page 220.

Termination

Pacific Ethanol and Aventine may mutually agree at any time prior to the completion of the merger (including after stockholder approval) to terminate the merger agreement and abandon the merger. In addition, the merger agreement may be terminated by either Pacific Ethanol or Aventine under certain circumstances or upon the occurrence of certain events.

For a discussion of termination provisions of the merger agreement, see “The Merger Agreement and Related Agreements—Termination” beginning on page 225.

Termination Fees and Expenses

Aventine is required to pay a termination fee of $5,982,000 to Pacific Ethanol in the event the merger agreement is terminated by Aventine in connection with the entry into an agreement for a superior proposal or in the event the merger agreement is terminated by Pacific Ethanol if prior to the time that the Aventine stockholder vote approving the merger has been obtained (i) the Aventine Board makes a change in recommendation in favor of the merger with Pacific Ethanol, (ii) the Aventine Board approves or recommends to its stockholders a takeover proposal from someone other than Pacific Ethanol, (iii) a tender offer or exchange offer for shares of Aventine’s common stock that constitutes a takeover proposal is commenced by someone other than Pacific Ethanol and the Aventine Board recommends that holders of Aventine common stock tender their shares in such tender offer or exchange offer or the board of directors of Aventine fails to recommend that holders of Aventine common stock reject such tender offer or exchange offer, or (iv) there has been a material breach by Aventine of its obligations under the merger agreement to call a special meeting of the Aventine stockholders for the purpose of adopting the merger agreement and recommending that all Aventine stockholders vote to approve the merger or the non-solicitation provisions of the merger agreement.

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Pacific Ethanol is required to pay a termination fee of $5,982,000 to Aventine if there shall occur an event, or Pacific Ethanol becomes aware of information not known by Pacific Ethanol as of December 28, 2014 which, upon the occurrence of such event or upon Pacific Ethanol learning of such information, that would be reasonably viewed as either resulting in, or substantially increasing the likelihood of, a material adverse result in any litigation matter between Aventine and Aurora Cooperative Elevator Company (sometimes referred to as the Aurora Coop) existing as of December 28, 2014 (sometimes referred to as the Aurora Coop Litigation).

In the event the merger agreement is terminated by Aventine or Pacific Ethanol as a result of the failure of Pacific Ethanol’s stockholders to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock, the amendment of Pacific Ethanol’s Certificate of Incorporation, and the agreement by the holders of Pacific Ethanol Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations, Pacific Ethanol must reimburse Aventine for fees or expenses incurred by Aventine in connection with the proposed merger up to a maximum amount of $1,994,000.

See “The Merger Agreement and Related Agreements—Termination Fee and Expenses” and “—Effect of Termination,” beginning on pages 226 and 227, respectively.

Stockholders Agreements

In order to induce Pacific Ethanol to enter into the merger agreement, eight holders of outstanding shares of Aventine common stock (seven of whom are affiliated with Candlewood) have entered into stockholders agreements with Pacific Ethanol, pursuant to which they have agreed, solely in their capacity as stockholders of Aventine, to vote their pro-rata share of 51% of Aventine’s issued and outstanding common stock in favor of the merger and adoption of the merger agreement and, with respect to all other proposals submitted to the Aventine stockholders, which would reasonably be expected to prevent or materially delay the consummation of the merger, in such a manner as directed by Pacific Ethanol. The stockholders agreements also subject the stockholders to certain market stand-off restrictions with respect to the shares of Pacific Ethanol common stock and/or non-voting common stock received in the merger. In connection with entry into the stockholders agreements, the eight significant stockholders agreed to exercise any drag-along rights with respect to Aventine stockholders held by such significant stockholders. Under the Aventine Stockholders Agreement, upon the exercise of the drag-along right by a majority stockholder(s), the Aventine stockholders party to such agreement who are being “dragged” along, have agreed (pursuant to the terms of the Aventine Stockholders Agreement) to waive their respective appraisal rights in connection with the merger. The “dragged” Aventine stockholders have further agreed (pursuant to the terms of the Aventine Stockholders Agreement) to cast all votes to which such stockholders are entitled, in favor of the merger. Copies of the stockholders agreements are attached to this joint proxy statement/prospectus as Annex C-1 and Annex C-2. See “The Merger Agreement and Related Agreements—Stockholders Agreements” beginning on page 227.

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Shares Beneficially Owned by Directors and Executive Officers of Pacific Ethanol and Aventine

Pacific Ethanol’s directors and executive officers beneficially owned [●] shares of Pacific Ethanol common stock on [●], 2015, the record date for the annual meeting. These shares represent in total [●]% of the total voting power of Pacific Ethanol’s voting securities outstanding and entitled to vote as of the record date. To approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock in the merger (Proposal 1), the affirmative vote of (i) if a quorum is present at the annual meeting, the holders of a majority of shares of Pacific Ethanol common stock and Series B Preferred Stock, present in person or represented by proxy at the annual meeting, voting together as a single class and entitled to vote (giving effect to the Preferred Voting Ratio) and (ii) the holders of a majority of the outstanding shares of Series B Preferred Stock voting as a separate class and entitled to vote, is required. Pacific Ethanol currently expects that Pacific Ethanol’s directors and executive officers will vote their shares “FOR” all the proposals to be voted on at the annual meeting, although none of them has entered into any agreements obligating them to do so.

Aventine’s directors and executive officers did not beneficially own any shares of Aventine common stock on [●], 2015, the record date for the special meeting.

Appraisal Rights

Under Delaware law, Pacific Ethanol stockholders are not entitled to appraisal rights in connection with the issuance of shares of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement. Aventine stockholders of record have appraisal rights under the Delaware General Corporation Law (sometimes referred to as the DGCL) in connection with the merger. To the extent the drag-along is exercised pursuant to the Aventine Stockholders Agreement, the Aventine stockholders subject to the drag-along right have waived their respective appraisal rights arising out of a drag-along transaction. For further discussion of appraisal rights, see “The Proposed Merger—Appraisal Rights” beginning on page 201.

Comparison of the Rights of Pacific Ethanol and Aventine Stockholders

The rights of Aventine stockholders as Pacific Ethanol stockholders after the merger will be governed by Pacific Ethanol’s Certificate of Incorporation and bylaws, each as amended, and the laws of the State of Delaware. Those rights differ from the rights of Aventine stockholders under Aventine’s Certificate of Incorporation and bylaws. See “Comparison of Rights of Pacific Ethanol and Aventine Stockholders” beginning on page 245.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PACIFIC ETHANOL

The selected historical consolidated financial data of Pacific Ethanol for each of the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013 have been derived from Pacific Ethanol’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2011 and 2010 and as of December 31, 2012, 2011 and 2010 have been derived from Pacific Ethanol’s audited consolidated financial statements and related notes, which have not been incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Pacific Ethanol or the combined company, and you should read the following information together with Pacific Ethanol’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Pacific Ethanol’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 257.

	As of and for the Years Ended December 31,
	2014	2013	2012	2011	2010
In thousands, except per share data
Consolidated Statements of Operations Data:
Net sales	$1,107,412	$908,437	$816,044	$901,188	$328,332
Cost of goods sold	998,927	875,507	835,568	881,789	329,143
Gross profit (loss)	108,485	32,930	(19,524)	19,399	(811)
Gain from bankruptcy exit	–	–	–	–	119,408
Consolidated net income (loss)	26,002	(1,162)	(43,355)	(4,023)	69,483
Noncontrolling interests	(4,713)	381	24,298	7,097	4,409
Income (loss) attributed to Pacific Ethanol	21,289	(781)	(19,057)	3,074	73,892
Preferred stock dividends	(1,265)	(1,265)	(1,268)	(1,265)	(2,847)
Income (loss) available to common stockholders	20,024	(2,046)	(20,325)	1,809	71,045
Net income (loss) per share Basic	0.96	(0.17)	(2.81)	0.80	101.35
Net income (loss) per share Diluted	0.88	(0.17)	(2.81)	0.80	83.48
Shares used in per share calculation
Basic	20,810	12,264	7,224	2,249	701
Diluted	22,669	12,264	7,224	2,266	893
Dividends per share declared and paid	–	–	–	–	–
Consolidated Balance Sheet Data
Cash and equivalents	$62,084	$5,151	$7,586	$8,914	$8,736
Total assets	299,502	241,049	214,963	232,476	234,083
Long-term debt (current and noncurrent)	34,533	99,158	121,282	94,439	123,089
Total liabilities	81,520	146,148	142,056	113,212	146,268
Total stockholders’ equity	217,982	94,901	72,907	119,264	87,815

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AVENTINE

The selected historical consolidated financial data of Aventine for each of the years ended December 31, 2014 and 2013 have been derived from audited consolidated financial statements and related notes, included herein, which are incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2012, 2011 and 2010 have been derived from Aventine’s unaudited consolidated financial statements for such periods. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Aventine or the combined company, and you should read the following information together with Aventine’s audited consolidated financial statements, the related notes and the section entitled “The Companies—Aventine Renewable Energy Holdings, Inc. —Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this joint proxy statement/prospectus.

	2014	2013	2012	2011	2010
Statement of Operations data:
Total sales	$588,028	$480,266	$479,710	$639,798	$446,442
Costs and expenses	545,325	483,628	530,716	630,333	452,980
Loss (gain) on derivatives (1)	11,166	5,454	(681)	4,424	(633)
Operating income (loss) (1)	31,537	(8,816)	(50,325)	5,041	(5,905)
Interest expense	14,233	12,942	21,136	24,040	9,651
Reorganization costs	–	–	–	–	267,722
Other expense (income)	9	(6,296)	(6,878)	8,474	920
Income tax expense (benefit)	–	–	9	536	(655)
Net income (loss) – continuing operations	17,295	(15,462)	(64,592)	(28,009)	(283,543)
Net loss – discontinued operations	(731)	(58,843)	(19,268)	(8,419)	(8,214)
Net income (loss)	$16,564	$(74,305)	$(83,860)	$(36,428)	$(291,757)
Basic Earnings per Share: (unaudited)
Income (loss) – continuing operations per share	$3.99	$(6.57)	$(90.34)	$(154.80)	$(985.43)
Income (loss) – discontinued operations per share	(0.17)	(24.99)	(26.95)	(46.53)	(28.55)
Net income (loss) per share - Basic	$3.82	$(31.55)	$(117.29)	$(201.33)	$(1,013.97)
Diluted Earnings per Share: (unaudited)
Income (loss) – continuing operations per share	$1.22	$(6.57)	$(90.34)	$(154.80)	$(985.43)
Income (loss) – discontinued operations per share	(0.05)	(24.99)	(26.95)	(46.53)	(28.55)
Net income (loss) per share - Diluted	$1.17	$(31.55)	$(117.29)	$(201.33)	$(1,013.97)
Shares used in Earnings per Share calculation:
Basic (2)	4,330	2,355	715	181	288
Diluted (2)	14,208	2,355	715	181	288
Balance Sheet data:
Current assets	$92,623	$128,111	$59,381	$103,379	$270,187
Current liabilities	32,716	27,757	20,508	33,335	197,313
Working capital	59,907	100,354	38,873	70,044	72,874
Total assets	314,177	344,210	367,167	421,200	593,978
Total liabilities	264,861	307,563	259,557	255,557	392,320
Total equity	$49,316	$36,647	$107,610	$165,643	$201,658

__________

(1)	Loss (gain) on derivatives has been reclassified in the above table for the years ending December 31, 2012, 2011, and 2010 to conform to the presentation adopted in the 2014 consolidated financial statements.
(2)	Weighted average shares outstanding have been adjusted to reflect the 1-for-50 reverse stock split that occurred as part of Aventine’s capital restructuring in September of 2012.

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SELECTED UNAUDITED PRO FORMA
COMBINED CONDENSED FINANCIAL INFORMATION

The following selected unaudited pro forma combined condensed financial information has been prepared to illustrate the effect of the merger. The unaudited pro forma combined condensed balance sheet information gives effect to the merger as if it occurred on December 31, 2014. The unaudited pro forma combined condensed statements of operations information for the year ended December 31, 2014 gives effect to the merger as if it occurred on January 1, 2014.

This unaudited pro forma combined condensed financial information is for informational purposes only. It does not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented. A final determination of the fair value of Aventine’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities that exist as of the date of closing of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the merger consideration to be paid in shares of Pacific Ethanol common stock will be determined based on the trading price of Pacific Ethanol’s common stock at the time of the closing of the merger.

This unaudited pro forma combined condensed financial information should not be considered predictive of results that may be realized in the future. During the periods covered by the pro forma financial statements, Pacific Ethanol had one and Aventine had two idled plants. In addition, Aventine has made recent improvements in plant and logistical assets, the full impact of which was not realized during the periods covered. For a discussion of the factors the Pacific Ethanol Board considered in evaluating the Aventine’s historical financial information, see “The Proposed Merger—Recommendation of the Pacific Ethanol Board and its Reasons for the Merger” beginning on page 176.

Year Ended December 31, 2014
Pro Forma Statements of Operations Information (in thousands, except per share amounts)
Revenue	$1,695,440
Operating income	120,065
Net income attributed to Pacific Ethanol	18,455
Net income attributable to common stockholders	17,190
Net income attributable to common stockholders per share—basic	$0.45
Net income attributable to common stockholders per share—diluted	$0.43

December 31, 2014
Pro Forma Balance Sheet Information (in thousands)
Total current assets	$232,174
Property and equipment, net	462,102
Total assets	753,194
Total liabilities	319,565
Total stockholders’ equity	$433,629

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EQUIVALENT AND COMPARATIVE PER SHARE INFORMATION

The tables below reflect:

•	the historical net income from continuing operations, book value per share and cash dividends per share of Pacific Ethanol common stock and the historical net income from continuing operations, book value per share and cash dividends per share of Aventine common stock;

•	the unaudited pro forma combined Pacific Ethanol and Aventine net income (loss) from continuing operations after giving effect to the merger on a purchase basis if the merger had been consummated on January 1, 2014; book value per share, and cash dividends after giving effect to the merger on a purchase basis if the merger had been consummated on December 31, 2014; and

•	the unaudited pro forma combined per Aventine equivalent share data net income from continuing operations, book value per share and cash dividends per share calculated by multiplying the unaudited pro forma combined data by the exchange ratio of 1.25, which is the Pacific Ethanol share which would be received for each share of Aventine common stock pursuant to the merger agreement.

The following tables should be read in conjunction with the historical audited consolidated financial statements and accompanying notes of each of Pacific Ethanol and Aventine which are included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operation that would have been realized if the proposed merger had been completed as of the date indicated or will be realized upon completion of the proposed merger. See the section entitled “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page 229 of this joint proxy statement/prospectus.

As of and for the year ended December 31, 2014
Pacific Ethanol—Historical
Basic income (loss) per share	$0.96
Diluted income (loss) per share	$0.88
Book value per share	$8.90
Cash dividends per share	–

Aventine—Historical
Basic income (loss) per share	$3.82
Book value per share	$3.47
Cash dividends per share	–

Unaudited Pro Forma Combined
Basic income per share	$0.45
Diluted income per share	$0.43
Book value per common share	$10.26
Cash dividends per share	–

Unaudited Pro Forma Combined Aventine Equivalents
Basic income per share	$0.56
Diluted income per share	$0.54
Book value per common share	$12.83
Cash dividends per share	–

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The above tables show only historical comparisons. Because the market prices of Pacific Ethanol common stock and Aventine common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Pacific Ethanol stockholders in determining whether to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock in the merger or to Aventine stockholders in determining whether to adopt the merger agreement and approve the merger. Pacific Ethanol and Aventine stockholders are encouraged to obtain current market quotations for Pacific Ethanol common stock and Aventine common stock and to review carefully the other information contained in this joint proxy statement/prospectus in considering whether to approve the respective proposals before them.

The following table presents:

•	the last reported price of a share of Pacific Ethanol common stock, as reported on The NASDAQ Capital Market;

•	the last reported price of a share of Aventine common stock, as reported on the OTC Bulletin Board (sometimes referred to as the OTCBB) under the symbol “AVRW”;

•	the pro forma equivalent per share value of Aventine common stock based on the exchange ratio (i.e., 1.25 shares of Pacific Ethanol common stock and/or non-voting common stock for each outstanding share of Aventine common stock) and the closing price of Pacific Ethanol common stock; and

in each case, on December 30, 2014, the last full trading day prior to the public announcement of the proposed merger, and on May 1, 2015, the last practicable trading day prior to the date of this joint proxy statement/prospectus.

Date	Pacific Ethanol Common Stock	Aventine Common Stock	Equivalent Price per Share
December 30, 2014	$10.71	$9.00	$13.39
May 1, 2015	$12.23	$16.00	$15.29

Pacific Ethanol and Aventine stockholders are advised to obtain current market quotations for Pacific Ethanol common stock and Aventine common stock. The market price of Pacific Ethanol common stock and Aventine common stock may fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Pacific Ethanol common stock or Aventine common stock before the effective time of the merger or the market price of Pacific Ethanol common stock after the effective time of the merger. Changes in the market price of Pacific Ethanol common stock prior to the completion of the merger will affect the market value of the stock portion of the merger consideration that Aventine stockholders will receive upon completion of the merger.

No cash dividends have been paid on either Pacific Ethanol common stock or Aventine common stock during the two most recent fiscal years, and neither company intends to pay cash dividends on its common stock in the immediate future.

It should be noted that Aventine common stock is not listed on any exchanges and the daily trading volume of its common shares is very low in relation to the total number of shares issued and outstanding (as reported by The Bloomberg Professional service, the average daily trade volume for every quarter since Q1 2013 has been less than 1.5% of total shares issued and outstanding). Based on the stock transfer procedures outlined in Aventine’s Stockholders Agreement, Aventine is notified from time to time when shares subject to the terms of the Aventine Stockholders Agreement have traded in transactions that are not reported on the OTCBB. The actual transaction price of the shares and the actual average daily trading volume in these transactions are not provided to Aventine. As a result, trade information on the OTCBB may be unreliable and may not be indicative of the value of Aventine’s common stock at any particular point in time. Aventine stockholders should not solely rely on the trade information provided on the OTCBB in making a determination of the fair value of Aventine’s stock price and should review carefully the other information contained in this joint proxy statement/prospectus in considering whether to approve the respective proposals before them.

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RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risk factors associated with the businesses of Pacific Ethanol and Aventine because those risks will also affect the combined company. Risks associated with the business of Pacific Ethanol can be found under the caption, “Risk Factors” in Part I, Item 1A of Pacific Ethanol’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on April 13, 2015, as such risks may be updated or supplemented in Pacific Ethanol’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. Risks associated with the business of Aventine can be found below. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 257.

Risks Related to the Merger

Because the market price of Pacific Ethanol common stock will fluctuate, Aventine stockholders cannot be sure of the market value of the Pacific Ethanol common stock that they will receive in the merger.

When we complete the merger, each share of Aventine common stock will be converted into the right to receive (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of non-voting common stock (subject to certain limitations necessary to maintain the tax free treatment of the merger), or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder. Specifically, no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock. The exchange ratio is fixed and will not be adjusted for changes in the market price of either Pacific Ethanol common stock or Aventine common stock. The market value of Pacific Ethanol common stock will continue to fluctuate until the completion of the merger. For example, during the fourth quarter of 2014 and the first quarter of 2015, the closing sales price of Pacific Ethanol common stock ranged from a low of $7.58 to a high of $15.13, as reported on The NASDAQ Capital Market. On May 1, 2015 the closing sales price of Pacific Ethanol common stock was $12.23. The merger agreement does not provide for any price-based termination right for either party. Accordingly, the market value of the shares of Pacific Ethanol common stock that Pacific Ethanol issues and Aventine stockholders will be entitled to receive when the parties complete the merger will depend on the market value of shares of Pacific Ethanol common stock at the time that the parties complete the merger and could vary significantly from the market value on the date of this proxy statement/prospectus or the date of the Pacific Ethanol annual meeting and the Aventine special meeting.

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The announcement and pendency of the merger could have an adverse effect on Pacific Ethanol’s and Aventine’s stock prices, business, financial condition, results of operations or business prospects.

While neither Pacific Ethanol nor Aventine is aware of any significant adverse effects to date, the announcement and pendency of the merger could disrupt Pacific Ethanol’s and/or Aventine’s businesses in the following ways, among others:

•	customers and other third-party business partners of Pacific Ethanol or Aventine may seek to terminate and/or renegotiate their relationships with Pacific Ethanol or Aventine as a result of the merger, whether pursuant to the terms of their existing agreements with Pacific Ethanol or Aventine or otherwise;

•	the attention of Pacific Ethanol and/or Aventine management may be directed toward the completion of the merger and related matters and may be diverted from the day-to-day business operations of their respective companies, including from other opportunities that might otherwise be beneficial to Pacific Ethanol or Aventine; and

•	current and prospective employees may experience uncertainty regarding their future roles with the combined company, which might adversely affect Pacific Ethanol’s and/or Aventine’s ability to retain, recruit and motivate key personnel.

Should they occur, any of these matters could adversely affect the stock prices of, or harm the financial condition, results of operations or business prospects of, Pacific Ethanol and/or Aventine.

The market price of Pacific Ethanol common stock and non-voting common stock after the merger may be affected by factors different from those affecting the shares of Aventine or Pacific Ethanol currently.

Upon completion of the merger, holders of Aventine common stock will become holders of Pacific Ethanol common stock and/or non-voting common stock. Pacific Ethanol’s business differs in important respects from that of Aventine, and, accordingly, the results of operations of the combined company and the market price of Pacific Ethanol common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Pacific Ethanol and Aventine. For a discussion of the businesses of Pacific Ethanol and Aventine and of certain factors to consider in connection with those businesses, see the risk factors included in this joint proxy statement/prospectus under the section entitled “Risk Factors—Related to Aventine’s Business” beginning on page 42, the documents incorporated by reference by Pacific Ethanol into this joint proxy statement/prospectus referred to under the section entitled “Where You Can Find More Information” beginning on page 257 and the description of Aventine’s business under the section entitled “The Companies—Aventine Renewable Energy Holdings, Inc.” beginning on page 56.

The issuance of shares of Pacific Ethanol common stock and non-voting common stock to Aventine stockholders in the merger will substantially dilute the interest in Pacific Ethanol held by Pacific Ethanol stockholders prior to the merger.

If the merger is completed, it is estimated that Pacific Ethanol will issue up to an aggregate of approximately 17,755,300 shares of Pacific Ethanol common stock and non-voting common stock upon the closing of the merger, assuming no exercise or conversion of outstanding options and warrants. Based on the number of shares of Pacific Ethanol common stock and Aventine common stock issued and outstanding on the Pacific Ethanol and Aventine record dates, Aventine stockholders before the merger will own, in the aggregate, approximately 42% of the aggregate number of shares of Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately after the merger. The issuance of shares of Pacific Ethanol common stock and/or non-voting common stock to Aventine stockholders in the merger will cause a 42% reduction in the relative percentage interest of current Pacific Ethanol stockholders in the earnings, voting rights, liquidation value and book and market value of Pacific Ethanol. It is expected that Pacific Ethanol stockholders before the merger will hold approximately 58% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following completion of the merger. Thus, Pacific Ethanol stockholders before the merger will experience dilution in the amount of 42% as a result of the merger.

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The unaudited pro forma combined condensed financial statements included in this document are preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma combined condensed financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Pacific Ethanol’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed financial statements reflect adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the Aventine identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Aventine as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page 229.

Failure to complete the merger could adversely affect Pacific Ethanol’s and Aventine’s stock prices and their future business and financial results.

Completion of the merger is subject to a number of conditions, including among other things, the receipt of approval of the Pacific Ethanol and Aventine stockholders. There is no assurance that the parties will receive the necessary approvals or satisfy the other conditions to the completion of the merger. Failure to complete the proposed merger will prevent Pacific Ethanol and Aventine from realizing the anticipated benefits of the merger. Each company will also remain liable for significant transaction costs, including legal, accounting and financial advisory fees, unless provided otherwise by the merger agreement. In addition, the market price of each company’s common stock may reflect various market assumptions as to whether the merger will occur. Consequently, the failure to complete the merger could result in a significant change in the market price of the common stock of Pacific Ethanol and Aventine.

Because certain directors and executive officers of Aventine, as the case may be, are parties to agreements or are participants in other arrangements that give them interests that may be different from, or in addition to, your interests as a stockholder of Aventine, these persons may have conflicts of interest in recommending that Aventine stockholders vote to adopt the merger agreement and approve the merger.

The directors and executive officers of Aventine, as the case may be, are parties to certain agreements or are participants in other arrangements that give them interests that may be different from, or in addition to, your interests as a stockholder of Aventine. This difference of interests stems from employment agreements covering certain executive officers under which such officers are entitled to severance payments, change of control payments and other benefits related to their employment resulting from the merger. In addition, Pacific Ethanol has an obligation under the merger agreement to indemnify Aventine’s directors and executive officers for acts or omission occurring prior to the effective time of the merger. The merger agreement also provides that Aventine will purchase “tail” officers’ and directors’ liability insurance policies on terms and conditions reasonably comparable to Aventine’s existing directors’ and officers’ liability insurance. The interests of the directors and executive officers of Aventine in the merger that are different than those of the Aventine stockholders are described under “Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger” beginning on page 205.

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Termination of the merger agreement could negatively impact Aventine or Pacific Ethanol.

If the merger agreement is terminated, there may be various consequences. For example, Aventine’s or Pacific Ethanol’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Aventine’s or Pacific Ethanol’s common stock could decline to the extent that the current market prices of Pacific Ethanol common stock and Aventine common stock reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Aventine or Pacific Ethanol may be required to pay to the other party a termination fee of $5,982,000 or an expense reimbursement amount of up to $1,994,000. The termination rights and related fees are described under “The Merger Agreement and Related Agreements—Termination Fee and Expenses” beginning on page 226.

The merger agreement contains provisions that could discourage a potential alternative acquirer that might be willing to pay more to acquire Aventine.

The merger agreement contains “no shop” provisions that restrict Aventine’s ability to solicit or facilitate proposals regarding a merger or similar transaction with another party. Further, there are only limited exceptions to Aventine’s agreement that its board of directors will not withdraw or adversely qualify its recommendation regarding the merger agreement. Under certain circumstances, the Aventine Board is permitted to terminate the merger agreement in response to an unsolicited third party proposal to acquire Aventine, which the Aventine Board determines to be more favorable than the merger with Pacific Ethanol. However, if Aventine or Pacific Ethanol terminates the merger agreement because Aventine has received and accepted an acquisition proposal that is deemed more favorable by the Aventine Board, Pacific Ethanol will be entitled to collect a $5,982,000 termination fee from Aventine. We describe these provisions under “The Merger Agreement and Related Agreements—Termination” and “—Termination Fee and Expenses” beginning on pages 225 and 226, respectively.

These provisions could discourage a potential third party acquirer from considering or proposing an alternative acquisition, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger, or might result in a potential third party acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Obtaining required approvals necessary to satisfy the conditions to the completion of the merger may delay or prevent completion of the merger.

To complete the merger, Pacific Ethanol stockholders must approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock and the amendment of its Certificate of Incorporation and holders of at least 66-2/3% of Pacific Ethanol Series B Preferred Stock must agree not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations, each as contemplated by the merger agreement, and Aventine stockholders must adopt the merger agreement and approve the merger. In addition, the completion of the merger is conditioned upon the receipt of certain governmental authorizations, consents, orders or other approvals, including the expiration or termination of the waiting period under the HSR Act. On February 18, 2015, the FTC granted early termination of the waiting period under the HSR Act.

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Pacific Ethanol and Aventine intend to pursue all required approvals in accordance with the merger agreement. No assurance can be given that the required approvals will be obtained and, even if all such approvals are obtained, no assurance can be given as to the terms, conditions and timing of the approvals or that they will satisfy the terms of the merger agreement. See the sections entitled “The Merger Agreement and Related Agreements—Conditions to the Completion of the Merger” and “The Proposed Merger—Regulatory Matter Relating to the Merger” beginning on pages 222 and 201, respectively, for a discussion of the conditions to the completion of the merger.

The shares of Pacific Ethanol common stock and/or non-voting common stock to be received by Aventine stockholders receiving the stock consideration as a result of the merger will have different rights from shares of Aventine common stock.

Following completion of the merger, Aventine stockholders will no longer be stockholders of Aventine but will instead be stockholders of Pacific Ethanol. Although Aventine and Pacific Ethanol are each incorporated under Delaware law, there will be important differences between the current rights of Aventine stockholders and the rights of Pacific Ethanol stockholders, including the rights of holders of Pacific Ethanol common stock and non-voting common stock that may be important to Aventine stockholders. See “Comparison of Rights of Pacific Ethanol and Aventine Stockholders” beginning on page 245 for a discussion of the material differences between the rights associated with Aventine common stock and Pacific Ethanol common stock and non-voting common stock.

The fairness opinion received by the Pacific Ethanol Board from Craig-Hallum does not reflect changes in circumstances subsequent to the date of the fairness opinion.

Craig-Hallum delivered to the Pacific Ethanol Board its opinion dated December 29, 2014. The opinion does not speak as of the time the merger will be completed or any date other than the date of such opinion. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Aventine or Pacific Ethanol, changes in general market and economic conditions or regulatory or other factors including, among others, any adverse result in the Aurora Coop Litigation. Any such changes may materially alter or affect the relative values of Aventine and Pacific Ethanol.

The fairness opinion received by the Aventine Board from Duff & Phelps, Aventine’s financial advisor, does not reflect changes in circumstances subsequent to the date of the fairness opinion.

Duff & Phelps, Aventine’s financial advisor in connection with the merger, delivered to the Aventine Board its opinion dated March 31, 2015. The opinion does not speak as of the time the merger will be completed or any date other than the date of such opinion. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Aventine or Pacific Ethanol, changes in general market and economic conditions or regulatory or other factors including, among others, any adverse result in the Aurora Coop Litigation. Any such changes may materially alter or affect the relative values of Aventine and Pacific Ethanol.

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If the IRS (or a court, in the event of an IRS challenge) determines that the merger does not qualify as a “reorganization” under Section 368(a) of the Code, Aventine stockholders would be fully taxed on the merger.

If the merger is not treated as a “reorganization” under Section 368(a) of the Code, then the merger will be a fully taxable transaction, and Aventine stockholders would be required to recognize all of the gain or loss on their exchange of Aventine shares for the consideration received in the merger. See the section entitled “The Proposed Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 197 for a discussion of the tax treatment of Aventine stockholders.

Risks Related to Aventine’s Business

Aventine has significant indebtedness under a term loan facility. Aventine’s term loan facility and the revolving facility have substantial restrictions and affirmative covenants and Aventine may have difficulty obtaining additional credit (if needed), which could adversely affect Aventine’s operations.

As of December 31, 2014, Aventine had an aggregate of approximately $161 million in debt outstanding due primarily to a $140 million term loan facility (as amended, and as may be amended, supplemented or otherwise modified from time to time, sometimes referred to as the Term Loan Facility) with Citibank N.A., as administrative and collateral agent (sometimes referred to as the Term Loan Agreement).  In addition, Aventine has a $40 million revolving credit facility with Alostar Bank of Commerce as administrative agent (as amended, and as may be amended, supplemented or otherwise modified from time to time, sometimes referred to as the Revolving Facility), and has borrowed approximately $19 million as of December 31, 2014 under that facility. As a result of Aventine’s indebtedness, Aventine will use a portion of cash flow to pay interest and principal when due, which will reduce the cash available to finance Aventine’s operations and other business activities and could limit Aventine’s flexibility in planning for, or reacting to, changes in Aventine’s business and the industry in which Aventine operates.

Aventine’s indebtedness under the Term Loan Facility and the Revolving Facility restricts Aventine’s ability to engage in certain debt, dividend and equity activities.

Aventine is also required to comply with certain affirmative covenants. Aventine’s ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of its cash flow from Aventine’s operations and events or circumstances beyond Aventine’s control. Aventine’s failure to comply with any of the restrictions and covenants could result in an event of default, which, if it continues beyond any applicable cure periods, could cause all of Aventine’s existing indebtedness to be immediately due and payable. As of the date of this joint proxy statement/prospectus, Aventine is in compliance with the covenants of the Term Loan Agreement and Revolving Facility.

Aventine is currently engaged in litigation regarding the Aurora Coop’s option to purchase the Aurora West Facility.

Among other legal claims, the Aurora Coop has filed legal claims against Aventine asserting that it has the right, pursuant to an agreement between Aventine and the Aurora Coop, dated March 23, 2010, to exercise an option to acquire the 74 acres of land upon which Aventine’s Aurora, Nebraska 110 million gallon ethanol production facility (sometimes referred to as the Aurora West Facility) is located, together with the Aurora West Facility and all related improvements, for a purchase price of $16,500 per acre (or $1,221,000 in the aggregate). The Aurora Coop asserts that its contractual right to exercise this option arose on July 1, 2012 due to Aventine’s alleged failure to complete construction of the Aurora West Facility as of such date. Aventine disputes the allegations and claims asserted by the Aurora Coop, and Aventine denies the validity and effectiveness of the Aurora Coop’s exercise of its option to purchase the land on which the Aurora West Facility is located. Aventine has asserted in its legal filings that it has satisfied its contractual obligations with respect to the completion of the plant as of the required date. Aventine has advised that it will continue to vigorously defend against any assertion that the Aurora Coop has any right to repurchase the land or any improvements on the land. The action is currently pending in the United States District Court, Nebraska. If Aventine is unsuccessful in defending this litigation, a number of outcomes may occur, including, without limitation, the conveyance of the land on which the Aurora West Facility is located (together with the Aurora West Facility and all related improvements) to the Aurora Coop for a purchase price that is substantially below the fair market value of the land and the facility, which Aventine believes would be an inequitable resolution of this claim, together with an unspecified amount of damages to the Aurora Coop related to the income the Aurora Coop alleges that it could have generated if the land had been conveyed as of an earlier date. An adverse outcome in Aventine’s defense of this litigation, could materially adversely affect Aventine’s business, financial condition, and results of operations. See “The Companies—Aventine Renewable Energy Holdings, Inc.—Legal Proceedings.”

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An affiliate of Aventine is currently engaged in a dispute in connection with its storage of surplus beet sugar and amounts allegedly owed by such affiliate.

In 2013, Aventine Renewable Energy, Inc., a wholly owned affiliate of Aventine (sometimes referred to as ARE, Inc.), purchased surplus beet sugar through a USDA program for Aventine’s operations. The Western Sugar Cooperative (sometimes referred to as Western Sugar) (among other entities) warehoused this surplus sugar. ARE, Inc. paid for the warehousing of this sugar from inception of the relationship. Western Sugar, however, subsequently asserted that certain penalty rates for the storage of this product should have applied despite the lack of an agreement to such rates by ARE, Inc. Aventine and ARE, Inc. had been attempting to resolve the matter short of formal litigation. On February 27, 2015, Western Sugar filed an action in the United States District Court, District of Colorado, seeking payment of the penalty storage fees as “expectation damages,” in the amount of approximately $8.6 million. Aventine considers these claims to be without merit and will aggressively defend against them. See “The Companies—Aventine Renewable Energy Holdings, Inc.—Legal Proceedings.”

Aventine may be unable to secure additional financing.

Aventine’s ability to arrange (in addition to the Revolving Facility and the Term Loan Facility) financing (including any extension or refinancing), and the cost of additional financing, are dependent upon numerous factors. Other factors affecting Aventine’s access to financing include:

•	general economic and capital market conditions;
•	conditions in biofuels markets;
•	regulatory developments;
•	credit availability from banks or other lenders for Aventine and Aventine’s industry peers, as well as the economy in general;
•	investor confidence in the biofuels industry and in Aventine;
•	the continued reliable operation of Aventine’s ethanol production facilities; and
•	provisions of tax and securities laws that are conducive to raising capital.

Aventine may not be able to generate enough cash flow to meet its debt obligations.

Aventine expects its earnings and cash flow to vary significantly from year to year due to the volatile nature of its industry. As a result, the amount of debt Aventine can manage in some periods may not be appropriate for Aventine in other periods. Additionally, Aventine’s future cash flow may be insufficient to meet its debt obligations and commitments. Any insufficiency could negatively impact Aventine’s business. A range of economic, competitive, business and industry factors will affect Aventine’s future financial performance, and, as a result, Aventine’s ability to generate cash flow from operations, and to pay its debt. Many of these factors, such as ethanol prices, corn prices, economic and financial conditions in Aventine’s industry and the global economy or competitive initiatives of Aventine’s competitors are beyond Aventine’s control.

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If Aventine does not generate enough cash flow from operations to satisfy its debt obligations, Aventine may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or raising additional capital.

Aventine cannot make any assurances that undertaking alternative financing plans, if necessary, would allow Aventine to meet its debt obligations. Aventine’s inability to generate sufficient cash flow to satisfy debt obligations, or to obtain alternative financing, could materially and adversely affect Aventine’s business, financial condition, and results of operations.

Aventine’s business is dependent upon the availability and price of corn. Significant disruptions in the supply of corn will materially affect Aventine’s operating results. In addition, since Aventine cannot always pass on increases in corn prices to its customers, continued periods of historically high corn prices could also materially adversely affect its operating results.

The principal raw material Aventine uses to produce ethanol and ethanol by-products is corn. In general, higher corn prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow Aventine to pass along increased corn costs to its customers.

The price of corn is influenced by general economic, market, and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies, and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of corn is difficult to predict. Factors such as severe weather or crop disease could have an adverse impact on Aventine’s business because Aventine may be unable to pass on higher corn costs to its customers. Any event that tends to negatively impact the supply of corn will tend to increase prices and potentially harm Aventine’s business. The increasing ethanol capacity could boost demand for corn and result in increased prices for corn.

The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that Aventine utilizes in its manufacturing process.

Aventine relies upon third parties for its supply of natural gas which is consumed in the production of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond Aventine’s control such as weather conditions, overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could temporarily impair Aventine’s ability to produce ethanol for its customers. Increases in natural gas prices or changes in Aventine’s natural gas costs relative to natural gas costs paid by competitors may adversely affect Aventine’s results of operations and financial condition.

Fixed price and gasoline related contracts for ethanol may be at a price level lower than the prevailing price.

At any given time, contract prices for ethanol may be at a price level different from the current prevailing price, and such a difference could materially adversely affect Aventine’s results of operations and financial condition.

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Aventine may engage in hedging or derivative transactions which involve risks that can harm Aventine’s business.

In an attempt to minimize the effects of the volatility of the price of corn, natural gas, electricity and ethanol (sometimes referred to as commodities), Aventine may take economic hedging positions in the commodities. Economic hedging arrangements also expose Aventine to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities. Although Aventine attempts to link its economic hedging activities to sales plans and pricing activities, occasionally such hedging activities can themselves result in losses. As a result, Aventine’s results of operations may be adversely affected during periods in which corn and/or natural gas prices increase.

Changes in ethanol prices can affect the value of Aventine’s inventory which may significantly affect Aventine’s profitability.

Aventine’s inventory is valued based upon a weighted average of Aventine’s cost to produce ethanol and the price it pays for ethanol that it purchases from other producers. Changes, either upward or downward, in Aventine’s purchased cost of ethanol or Aventine’s production costs, will cause the inventory value to fluctuate from period to period, perhaps significantly. These changes in value flow through Aventine’s statement of operations as the inventory is sold and can significantly increase or decrease Aventine’s profitability.

The relationship between the sales price of Aventine’s by-products and the price it pays for corn can fluctuate significantly which may affect Aventine’s results of operations and profitability.

Aventine sells co-products and by-products from the ethanol production process in order to offset corn costs and increase profitability. Historically, sales prices for these co-products have tracked along with the price of corn. However, there have been occasions when the value of these co-products and by-products has lagged behind increases in corn prices. As a result, Aventine may occasionally generate less revenue from the sale of these co-products and by-products relative to the price of corn. In addition, several of Aventine’s co-products compete with similar products made from other plant feedstock. The cost of these other feedstocks may not rise as corn prices increase. Consequently, the price Aventine may receive for these products may not rise as corn prices rise, thereby lowering Aventine’s cost recovery percentage relative to corn.

Fluctuations in the demand for gasoline may reduce demand for ethanol.

Ethanol is marketed as an oxygenate to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended, and as a fuel extender. As a result, ethanol demand has historically been influenced by the supply of and demand for gasoline. If gasoline demand decreases, Aventine’s ability to sell its product and Aventine’s results of operations and financial condition may be materially adversely affected.

Aventine sells ethanol primarily to the major oil companies and traders and therefore Aventine can from time to time be subject to a high degree of concentration of sales and accounts receivable.

Aventine sells ethanol to most of the major integrated oil companies and a significant number of large, independent refiners and petroleum wholesalers. Aventine’s trade receivables result primarily from Aventine’s ethanol marketing operations. As a general policy, collateral is not required for receivables, but customers’ financial condition and creditworthiness are evaluated regularly. If Aventine were to suddenly lose a major customer and not be able to replace that demand for product very quickly, it could have a material impact on Aventine’s sales and profitability.

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Aventine is substantially dependent on its operational facilities and any operational disruption could result in a reduction of sales volumes and could cause Aventine to incur substantial expenditures.

As of December 31, 2014, the substantial majority of Aventine’s income was derived from the sale of ethanol and the related co-products/by-products that were produced at Aventine’s facilities. Aventine’s operations may be subject to significant interruption if any of Aventine’s facilities experiences a major accident or is damaged by severe weather or other natural disaster. In addition, Aventine’s operations may be subject to labor disruptions and unscheduled downtime, or other hazards inherent in Aventine’s industry. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property, natural resources and equipment, pollution and environmental damage, clean-up responsibilities, and repairs to resume operations and may result in suspension or termination of operations and the imposition of civil or criminal penalties. As protection against these hazards, Aventine maintains property, business interruption and casualty insurance which Aventine believes is in accordance with customary industry practices, but Aventine cannot provide any assurance that this insurance will be adequate to fully cover the potential hazards described above or that Aventine will be able to renew this insurance on commercially reasonable terms or at all.

Risks associated with the operation of Aventine’s production facilities may have a material adverse effect on Aventine’s business.

Aventine’s revenue is dependent on the continued operation of Aventine’s various production facilities. The operation of production plants involves many risks including:

•	the breakdown, failure or substandard performance of equipment or processes;
•	inclement weather and natural disasters;
•	the need to comply with directives of, and obtain and maintain all necessary permits from, governmental agencies;
•	raw material supply disruptions;
•	labor force shortages, work stoppages, or other labor difficulties; and
•	transportation disruptions.

The occurrence of material operational problems, including but not limited to the above events, may have an adverse effect on the productivity and profitability of a particular facility, or to Aventine as a whole.

Aventine is attempting to establish a rail connection in conjunction with Burlington Northern Santa Fe Railroad Company.

Aventine is using its commercially reasonable efforts to complete all necessary arrangements, including engineering, design and contracting with the Burlington Northern Santa Fe Railroad Company (sometimes referred to as the BNSF) as promptly as practicable, in order to establish a new connection through the rail facilities of Aventine’s affiliate, Nebraska Energy, L.L.C. (sometimes referred to as NELLC), to the inner rail loop track belonging to Aventine’s Aurora West Facility along with the associated “diamond switch” crossing the exterior rail track loop (sometimes referred to as the Exterior Track Loop), along a path that lies entirely on land owned by NELLC or Aventine’s subsidiary, Aventine Renewable Energy – Aurora West, LLC, such that the Aurora West Facility will be able to ship ethanol by rail in unit trains and single cars. However, there are no guarantees that Aventine will be able to complete the rail connection on a certain schedule (or at all). If such connection is not obtained it could have an adverse effect on Aventine’s business, results of operations and financial condition.

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The use and demand for ethanol and its supply are highly dependent on various federal and state legislation and regulation, and any changes in legislation or regulation could cause the demand for ethanol to decline or its supply to increase, which could have a material adverse effect on Aventine’s business, results of operations and financial condition.

Various federal and state laws, regulations and programs have led to increased use of ethanol in fuel. Among these regulations are the renewable fuel standard (sometimes referred to as the RFS), which requires an increasing amount of renewable fuels to be used in the United States each year and the federal “farm bill,” which establishes federal subsidies for agricultural commodities including corn, Aventine’s primary feedstock. These laws, regulations, and programs are regularly changing, and sections of the RFS currently are the subject of legal and political challenges. Federal and state legislators and environmental regulators could adopt or modify laws, regulations, or programs that could affect adversely the use of ethanol. For example, California’s Low Carbon Fuel Standard Program makes it difficult for corn-based ethanol produced in many Midwestern states to be used as a fuel in California.

Aventine may be adversely affected by environmental, health and safety laws, regulations and liabilities.

Aventine is subject to extensive federal, state and local environmental, health and safety laws, regulations and permit conditions (and interpretations thereof), including, among other things, those relating to the discharge of hazardous and other waste materials into the air, water, and ground, the generation, storage, handling, use, transportation and/or disposal of hazardous materials, and the health and safety of its employees. Compliance with these laws, regulations, and permits requires Aventine to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. These regulations may also require Aventine to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations, or permit conditions can result in substantial administrative and civil fines and penalties, criminal sanctions, imposition of clean-up and site restoration costs and liens, suspension or revocation of necessary permits, licenses and authorizations and/or the issuance of orders enjoining or limiting Aventine’s current or future operations. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

In addition, the hazards and risks associated with producing and transporting Aventine’s products (such as fires, natural disasters, explosions, abnormal pressures, and spills) may result in releases of hazardous substances and other waste materials, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources. Aventine maintains insurance coverage against some, but not all, potential losses associated with its operations. Aventine believes that its insurance is adequate for the industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to Aventine’s property, natural resources or third parties that is not covered by insurance could have a material adverse impact on Aventine’s results of operations and financial condition.

Aventine depends on rail, truck, and barge transportation for delivery of corn to it and the distribution of ethanol to its customers.

Aventine depends on rail, truck, and barge transportation for delivery of corn to it and/or the distribution of ethanol and co-products to its customers. Ethanol is not currently distributed by pipeline. Although it is not anticipated that the current litigation with the Aurora Coop will have a material impact on Aventine’s transportation services, disruption from any other source to the timely supply of Aventine’s transportation services or increases in the cost of these services for any reason, including the availability or cost of fuel or railcars to serve Aventine’s facilities, regulations affecting the industry, or labor stoppages in the transportation industry, could have an adverse effect on its ability to distribute ethanol or other products to its customers, and could have a material adverse effect on Aventine’s financial performance.

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Aventine, and some of its major customers, have unionized employees and could be adversely affected by labor disputes.

Some of Aventine’s employees and some employees of Aventine’s major customers are unionized.  At December 31, 2014, Aventine’s Pekin, Illinois wet mill production employees were unionized. The unionized employees are covered by a collective bargaining agreement between Aventine’s subsidiary, Aventine Renewable Energy, Inc., and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industry and Service Workers International Union, on behalf of Local 7-662 (sometimes referred to as the Union). Although Aventine has not had any prior experience with work stoppages by its employees, the collective bargaining agreement may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse effect on Aventine’s business, financial condition, and results of operations. There is no certainty that the current collective bargaining agreement will be extended or that a new collective bargaining agreement will be reached.

If Aventine is unable to attract and retain key personnel, its ability to operate effectively may be impaired.

Aventine’s ability to operate its business and implement strategies depends, in part, on the efforts of its executive officers and other key employees. Aventine’s management philosophy of cost-control means that it operates with a limited number of corporate personnel, and its commitment to a less centralized organization also places greater emphasis on the strength of local management. Aventine’s future success will depend on, among other factors, its ability to attract and retain qualified personnel, particularly executive and senior plant management. The loss of the services of any of Aventine’s key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on its business or business prospects.

If Aventine’s internal computer network and applications suffer disruptions or fail to operate as designed, Aventine’s operations will be disrupted and its business may be harmed.

Aventine relies on network infrastructure and enterprise applications, and internal technology systems for its operational, marketing support and sales, and product development activities. The hardware and software systems related to such activities are subject to damage from earthquakes, floods, lightning, tornadoes, fire, power loss, telecommunication failures, and other similar events. They are also subject to acts such as computer viruses, physical or electronic vandalism or other similar disruptions that could cause system interruptions and loss of critical data, and could prevent Aventine from fulfilling its customers’ orders. Aventine has developed disaster recovery plans and backup systems to reduce the potentially adverse effects of such events, but there are no assurances such plans and systems would be sufficient. Any event that causes failures or interruption in Aventine’s hardware or software systems could result in disruption of its business operations, have a negative impact on its operating results, and damage Aventine’s reputation.

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Aventine’s results of operations may be adversely affected by technological advances.

The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. Aventine cannot predict when new technologies may become available, the rate of acceptance of new technologies by its competitors or the costs associated with such new technologies. In addition, advances in the development of alternatives to ethanol, or corn ethanol in particular, could significantly reduce demand for or eliminate the need for ethanol, or corn ethanol in particular, as a fuel oxygenate or octane enhancer.

Any advances in technology which require significant capital expenditures for Aventine to remain competitive or which otherwise reduce demand for ethanol will have a material adverse effect on Aventine’s results of operations and financial condition.

Risks Related to the Combined Company if the Merger is Completed

The failure to integrate successfully the businesses of Pacific Ethanol and Aventine in the expected timeframe would adversely affect the combined company’s future results following the completion of the merger.

The success of the merger will depend, in large part, on the ability of the combined company following the completion of the merger to realize the anticipated benefits from combining the businesses of Pacific Ethanol and Aventine. To realize these anticipated benefits, the combined company must successfully integrate the businesses of Pacific Ethanol and Aventine. This integration will be complex and time-consuming.

The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the merger.

Potential difficulties that may be encountered in the integration process include the following:

•	lost sales and customers as a result of customers of either of the two companies deciding not to do business with the combined company;

•	complexities associated with managing the larger, more complex, combined business;

•	integrating personnel from the two companies;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

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The combined company’s future results will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the size of the combined company’s business will be significantly larger than the current businesses of Pacific Ethanol and Aventine. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for the combined company’s management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Neither Pacific Ethanol nor Aventine can assure you that the combined company will be successful or that the combined company will realize the expected operating efficiencies, annual net operating synergies, revenue enhancements and other benefits currently anticipated to result from the merger.

The loss of key personnel could have a material adverse effect on the combined company’s business, financial condition or results of operations.

The success of the merger will depend in part on the combined company’s ability to retain key Pacific Ethanol and Aventine employees who continue employment with the combined company after the merger is completed. It is possible that these employees might decide not to remain with the combined company after the merger is completed. If these key employees terminate their employment, the combined company’s business activities might be adversely affected, management’s attention might be diverted from integrating Pacific Ethanol and Aventine to recruiting suitable replacements and the combined company’s business, financial condition or results of operations could be adversely affected. In addition, the combined company might not be able to locate suitable replacements for any such key employees who leave the combined company or offer employment to potential replacements on reasonable terms.

The success of the combined company will also depend on relationships with third parties and pre-existing customers of Pacific Ethanol and Aventine, which relationships may be affected by customer preferences or public attitudes about the merger. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition or results of operations.

The combined company’s success will be dependent on the ability to maintain and renew business relationships, including relationships with pre-existing customers of both Pacific Ethanol and Aventine, and to establish new business relationships. There can be no assurance that the business of the combined company will be able to maintain pre-existing customer contracts and other business relationships, or enter into or maintain new customer contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on the business, financial condition or results of operations of the combined company.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Pacific Ethanol and Aventine expect to incur significant costs associated with completing the merger and combining the operations of the two companies. Although the exact amount of these costs is not yet known, Pacific Ethanol and Aventine estimate that these costs will be approximately $2.4 million in the aggregate. In addition, there may be unanticipated costs associated with the integration. Although Pacific Ethanol and Aventine expect that the elimination of duplicative costs and other efficiencies may offset incremental transaction and merger-related costs over time, these benefits may not be achieved in the near term or at all.

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The combined company will record goodwill that could become impaired and adversely affect the combined company’s operating results.

The merger will be accounted for as an acquisition by Pacific Ethanol in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Aventine will be recorded, as of completion, at their respective fair values and added to those of Pacific Ethanol. The reported financial condition and results of operations of Pacific Ethanol issued after completion of the merger will reflect Aventine balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Aventine for periods prior to the merger. Following completion of the merger, the earnings of the combined company will reflect acquisition accounting adjustments. See “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page 229.

Under the acquisition method of accounting, the total purchase price will be allocated to Aventine’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. Pacific Ethanol and Aventine expect that the merger will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on the combined company’s operating results.

Pacific Ethanol’s ability to utilize net operating loss carryforwards and certain other tax attributes may be limited.

Federal and state income tax laws impose restrictions on the utilization of net operating loss (sometimes referred to as NOL) and tax credit carryforwards in the event that an “ownership change” occurs for tax purposes, as defined by Section 382 of the Code. In general, an ownership change occurs when stockholders owning 5% or more of a “loss corporation” (a corporation entitled to use NOL or other loss carryovers) have increased their ownership of stock in such corporation by more than 50 percentage points during any three-year period. The annual base limitation under Section 382 of the Code is calculated by multiplying the loss corporation’s value at the time of the ownership change by the greater of the long-term tax-exempt rate determined by the IRS in the month of the ownership change or the two preceding months.

As of December 31, 2014, Pacific Ethanol and Aventine had $28.3  million and $63.5 million, respectively, of NOLs that are currently limited in their annual use. As a result of the merger, it is possible that either or both Pacific Ethanol and Aventine will be deemed to have undergone an “ownership change” for purposes of Section 382 of the Code. Accordingly, the combined company’s ability to utilize Pacific Ethanol’s and Aventine’s net operating loss carryforwards may be substantially limited. These limitations could in turn result in increased future tax payments for the combined company, which could have a material adverse effect on the business, financial condition or results of operations of the combined company.

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Aventine is currently engaged in litigation matters that may prevent the combined company from crossing the Exterior Track Loop and could require the combined company to purchase grain for the Aurora West Facility exclusively from the Aurora Coop.

Among other legal claims, the Aurora Coop has filed legal claims against Aventine alleging that Aventine (and two of its subsidiaries) is in breach of the parties’ grain and marketing and master development agreements (sometimes referred to as the Aurora Coop Grain Agreements). Aventine denies that it is in breach of the Aurora Coop Grain Agreements and maintains in a counterclaim that the Aurora Coop has breached the parties’ grain supply agreement (sometimes referred to as the Grain Supply Agreement) and the marketing agreement (sometimes referred to as the Marketing Agreement). As a result, Aventine issued notice of termination of the Grain Supply Agreement and the Marketing Agreement. The Aurora Coop seeks a judicial order declaring that Aventine is in breach of the Aurora Coop Grain Agreements and further declaring that Aventine’s termination of the Grain Supply Agreement and Marketing Agreement is ineffective. If Aventine is unsuccessful in this matter, the Grain Supply Agreement will not be terminated and, as a result, Aventine could be required to purchase grain for the Aurora West Facility exclusively from the Aurora Coop at a price higher than it otherwise may be able to negotiate. The inability to purchase corn for the Aurora West Facility on market terms could have a material adverse impact on the financial condition or results of operations of the combined company. On the other hand, if Aventine is successful in this matter, the Grain Supply Agreement and Marketing Agreement may be terminated. The termination of the Grain Supply Agreement, however, may trigger a termination provision in the parties’ Double Track Loop Easement and Use Agreement, thus terminating an easement allowing Aventine the use of the Exterior Track Loop (sometimes referred to as the Easement Agreement).

The Aurora Coop has also filed a suit against Aventine seeking a judicial declaration that Aventine’s right to use the Exterior Track Loop is terminated if the Grain Supply Agreement, which is the subject of the litigation referred to above, is terminated. As discussed above, Aventine has issued notice of termination of the Grain Supply Agreement. Aventine disputes the Aurora Coop’s assertion that its easement rights to use the Exterior Track Loop have been terminated or extinguished. The easement would allow Aventine to use the Exterior Track Loop and to access the BNSF line by crossing the Exterior Track Loop, but Aventine’s use of the easement is currently blocked pending the resolution of these matters. If, as a result of the above discussed matters, it is determined that the Grain Supply Agreement is terminated and that such termination triggers a termination of the Easement Agreement, Aventine will be prevented from using the Exterior Track Loop and accessing the BNSF line by crossing the Exterior Track Loop under the terms of the easement.

However, Aventine recently constructed a diamond switch on adjoining land owned by Aventine’s affiliate, NELLC. This diamond switch allows Aventine to move rail cars between the Aurora West Facility and the BNSF line by crossing the Exterior Track Loop on land owned by NELLC and, therefore, obviates the need for the easement granted under the Easement Agreement. The Aurora Coop sought a temporary restraining order to block Aventine’s construction and use of the diamond switch, which was denied by the Court, and the Aurora Coop is seeking to amend the above case to challenge Aventine’s construction and use of the diamond switch. If the Aurora Coop is permitted to bring such a claim and if Aventine is unsuccessful in defending this matter and if the Easement Agreement is terminated as a result of the proceedings surrounding the Grain Supply Agreement (as discussed above), Aventine would not be able to use the diamond switch or the easement, and thus would be unable to use the railroad to transport its products between the Aurora West Facility and the BNSF line. If Aventine is unable to use railroad transportation to access the BNSF line from the Aurora West Facility, it would be forced to use other means of transportation, such as truck transport, which would not be as effective and cost efficient as railroad transportation. Aventine’s inability to use railroad transportation could have a materially adverse impact on the financial condition or results of operations of the combined company. If, on the other hand, Aventine is successful in defending the action regarding the diamond switch but the Easement Agreement is terminated as a result of the proceedings surrounding the Grain Supply Agreement (as discussed above), the combined company’s ability to cross or use a portion of the Exterior Track Loop may nonetheless be limited by the courts. For example, even if the combined company is able to transfer single rail cars across between the Aurora West Facility and the BNSF line, it may be unable to transfer unit trains (i.e., trains comprised of 100 or more rail cars). Any significant restrictions on the combined company’s use of the diamond switch to cross the Exterior Track Loop could have a material adverse impact on the financial condition or results of operations of the combined company inasmuch as the combined company may not be able to capture the cost advantages and efficiencies of shipping products in the larger conveyance format. See “The Companies—Aventine Renewable Energy Holdings, Inc.—Legal Proceedings.”

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The combined company’s indebtedness following the merger will be greater than Pacific Ethanol’s existing indebtedness. Therefore, it may be more difficult for the combined company to pay or refinance its debts and the combined company may need to divert its cash flow from operations to debt service payments. The additional indebtedness could limit the combined company’s ability to pursue other strategic opportunities and increase its vulnerability to adverse economic and industry conditions.

In connection with the merger, the combined company will also be responsible for Aventine’s outstanding debt. Pacific Ethanol’s total indebtedness as of December 31, 2014 was approximately $34.5 million. Pacific Ethanol’s pro forma total consolidated indebtedness as of December 31, 2014, after giving effect to the merger, would have been approximately $192.2 million (all of which would be non-current). The combined company’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows, which after the merger would include the earnings and cash flows of Aventine, for as long as the indebtedness is outstanding.

The combined company’s increased indebtedness could also have important consequences to holders of Pacific Ethanol common stock. For example, it could:

•	make it more difficult for the combined company to pay or refinance its debts as they become due during adverse economic and industry conditions because any decrease in revenues could cause the combined company to not have sufficient cash flows from operations to make its scheduled debt payments;

•	limit the combined company’s flexibility to pursue other strategic opportunities or react to changes in its business and the industry in which it operates and, consequently, place the combined company at a competitive disadvantage to its competitors with less debt; or

•	require a substantial portion of the combined company’s cash flows from operations to be used for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, dividend payments and other general corporate purposes.

Based upon current levels of operations, management of Pacific Ethanol and Aventine expect the combined company to be able to generate sufficient cash on a consolidated basis to make all of the principal and interest payments when such payments are due under its existing credit facilities, indentures and other instruments governing their outstanding indebtedness, and the indebtedness of Aventine that may remain outstanding after the merger, but there can be no assurance that the combined company will be able to repay or refinance such borrowings and obligations.

The merger may not be accretive, and may be dilutive, to Pacific Ethanol’s earnings per share, which may negatively affect the market price of Pacific Ethanol common stock.

Although the merger is expected to be accretive to earnings per share, the merger may not be accretive, and may be dilutive, to Pacific Ethanol’s earnings per share. The expectation that the merger will be accretive is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than may be expected, including:

•	adverse changes in market conditions;

•	commodity prices for corn, ethanol, gasoline and crude oil;

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•	production levels;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the ethanol business;

•	capital expenditure obligations; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, Pacific Ethanol’s earnings per share could cause the price of Pacific Ethanol’s common stock to decline.

Business issues currently faced by one company may be imputed to the operations of the other company or the combined company.

To the extent that either Pacific Ethanol or Aventine currently has or is perceived by customers to have operational challenges, those challenges may raise concerns by existing customers of the other company following the merger which may limit or impede Pacific Ethanol’s future ability to maintain relationships with those customers.

Resales of shares of Pacific Ethanol common stock following the merger and additional obligations to issue shares of Pacific Ethanol common stock may cause the market price of Pacific Ethanol common stock to decrease.

As of May 1, 2015, Pacific Ethanol had 24,658,394 shares of common stock issued and outstanding and approximately 1,689,963 shares of common stock subject to outstanding options, warrants and other rights to purchase or acquire its shares, including the rights of holders of Pacific Ethanol Series B Preferred Stock to convert shares of Series B Preferred Stock into shares of Pacific Ethanol common stock. Pacific Ethanol currently estimates that it will issue up to an aggregate of approximately 17,755,300 shares of Pacific Ethanol common stock and non-voting common stock upon the closing of the merger, assuming no exercise or conversion of outstanding options and warrants. A majority of the newly issued shares are subject to stockholders agreements entered into by Pacific Ethanol and certain stockholders of Aventine prohibiting the sale of the shares of Pacific Ethanol issued in connection with the merger for various periods of time. The issuance of these new shares of Pacific Ethanol common stock and non-voting common stock, and the sale of these new shares of common stock (including shares of common stock issuable upon conversion of shares of non-voting common stock issued in the merger) by current Aventine stockholders (i) after the merger, for those Aventine stockholders not subject to the stockholders agreements, or (ii) after applicable restrictive periods have passed for those Aventine stockholders subject to the stockholders agreements, could have the effect of depressing the market price for shares of Pacific Ethanol common stock. In addition, the issuance of Pacific Ethanol common stock upon exercise of outstanding Pacific Ethanol options and warrants or upon conversion of Pacific Ethanol Series B Preferred Stock could also have the effect of depressing the market price for shares of Pacific Ethanol common stock.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements in this joint proxy statement/prospectus and the documents incorporated by reference herein that are not historical statements, including statements regarding the expected timetable for completing the merger, benefits and synergies of the merger, future opportunities for the combined company and products, future financial performance and any other statements regarding Pacific Ethanol’s and Aventine’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Pacific Ethanol’s or Aventine’s stockholders; the timing to consummate the merger; the risk that conditions to closing of the merger may not be satisfied or the closing of the merger may otherwise not occur; the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Pacific Ethanol and Aventine and the ultimate outcome of Pacific Ethanol’s operating efficiencies applied to Aventine’s products and services; the effects of the business combination of Pacific Ethanol and Aventine, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the merger and the ability of Pacific Ethanol to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; the possibility that Pacific Ethanol and Aventine may not be able to maintain relationships with their employees, suppliers or customers as a result of the uncertainty surrounding the merger; direct or indirect effects on the combined company’s business, financial condition or liquidity resulting from a change in its credit rating or the credit ratings of its counterparties or competitors; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; changes in the demand for or price of ethanol can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to the production of ethanol; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; structural changes in the ethanol industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.

Any forward-looking statements should be considered in light of such important factors. Pacific Ethanol and Aventine undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date on which such statement is made or in the case of documents incorporated by reference, as of the date of the document incorporated by reference.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Pacific Ethanol, Aventine or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

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The Companies

Pacific Ethanol, Inc.

Pacific Ethanol is the leading producer and marketer of low-carbon renewable fuels in the Western United States. Pacific Ethanol produces and markets all the ethanol produced by the Pacific Ethanol Plants, markets all the ethanol produced by two other ethanol producers in California and markets ethanol purchased from other third-party suppliers throughout the United States. Pacific Ethanol markets ethanol through its subsidiary, Kinergy, and ethanol co-products, including WDG, a nutritious animal feed, and corn oil, for the Pacific Ethanol Plants.

Pacific Ethanol has extensive customer relationships throughout the Western United States. Its ethanol customers are integrated oil companies and gasoline marketers who blend ethanol into gasoline. Pacific Ethanol arranges for transportation, storage and delivery of ethanol purchased by its customers through its agreements with third-party service providers in the Western United States, primarily in California, Arizona, Nevada, Utah, Oregon, Colorado, Idaho and Washington. WDG customers are dairies and feedlots located near the Pacific Ethanol Plants. Corn oil is sold to poultry and biodiesel customers.

Pacific Ethanol has extensive supplier relationships throughout the Western and Midwestern United States. In some cases, it has marketing agreements with suppliers to market all of the output of their facilities.

Pacific Ethanol was founded in February 2005, is incorporated under the laws of the State of Delaware and is headquartered in Sacramento, California. Pacific Ethanol has ethanol production facilities located in Stockton, California, Madera, California, Burley, Idaho and Boardman, Oregon.

Additional information about Pacific Ethanol and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 257.

AVR Merger Sub, Inc.

Merger Sub, a wholly-owned subsidiary of Pacific Ethanol, is a Delaware corporation formed on December 29, 2014 for the sole purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into Aventine, with Aventine surviving as a wholly-owned subsidiary of Pacific Ethanol after the merger.

Aventine Renewable Energy Holdings, Inc.

Aventine has been engaged in the production and marketing of corn-based fuel-grade ethanol in the United States since 1981. Aventine markets and distributes ethanol to many of the leading energy and trading companies in the United States. Aventine’s facilities also produce several co-products while producing ethanol, such as distillers grain, corn gluten meal and feed, corn oil, corn germ and grain distillers dried yeast. Aventine markets these co-products primarily to livestock producers and other end users as a substitute for corn and other sources of starch and protein.

Founded in 2003, Aventine is incorporated in Delaware. Its main office is located in Pekin, Illinois and it has operations in Pekin, Illinois and Aurora, Nebraska.

Aventine owns and operates a corn wet milling plant in Pekin, Illinois, that produces approximately 100 million gallons of ethanol on an annual basis. In addition, Aventine owns and operates a dry milling plant in Pekin, Illinois, that produces approximately 60 million gallons of ethanol on an annualized basis. In addition, Aventine owns and operates two dry milling plants in Aurora, Nebraska, that produce approximately 155 million gallons of ethanol annually. Aventine also owns a dry milling facility in Canton, Illinois, that has a nameplate capacity of 38 million gallons of ethanol per year, but is currently idled.

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Business Overview

Today, Aventine derives its revenue primarily from the sale of ethanol and co-products produced at its plants.

Ethanol Production

Aventine owns and operates a corn wet milling plant in Pekin, Illinois (sometimes referred to as the Pekin wet mill). The Pekin wet mill produces approximately 100 million gallons of ethanol on an annual basis. In addition, Aventine owns and operates a dry milling plant in Pekin, Illinois (sometimes referred to as the Pekin dry mill). The Pekin dry mill produces approximately 60 million gallons of ethanol on an annualized basis. Together, the Pekin wet mill and Pekin dry mill are sometimes collectively referred to as the Pekin facilities. In addition, Aventine owns and operates two dry milling plants in Aurora, Nebraska (sometimes referred to as the Aurora facilities). These facilities produce approximately 155 million gallons of ethanol annually. Aventine also owns a dry milling facility in Canton, Illinois (sometimes referred to as the Canton facility). The Canton facility has a nameplate capacity of 38 million gallons of ethanol per year, but is currently idled.

As typical in Aventine’s industry, Aventine’s ethanol plants are set up to operate 24 hours per day, every day of the fiscal year. Occasionally, Aventine’s ethanol facilities experience outages (both planned and unplanned) in order to perform routine maintenance (on average, approximately one week per plant each year). Aventine’s ethanol plants may also experience unplanned outages for various reasons. Unplanned outages are generally short-term in nature due to the negative impacts unplanned outages have on Aventine’s production efficiencies and related profits.

Products

Aventine generates revenue from the following products:

	Year Ended December 31,	Percentage of Total	Year Ended December 31,	Percentage of Total	Year Ended December 31,	Percentage of Total
	2014	Revenue	2013	Revenue	2012	Revenue
	(In millions, except for percentages)

Ethanol	$439.9	74.8%	$339.9	69.5%	$327.7	68.3%
Co-Products	148.1	25.2%	146.4	30.5%	152.0	31.7%
Total	$588.0	100.0%	$480.3	100.0%	$479.7	100.0%

Ethanol

Aventine’s principal product is fuel-grade ethanol, an alcohol which is derived principally from corn.  Ethanol is sold primarily for blending with gasoline to meet mandates for the required consumption and use of biofuels, as an octane enhancer, as an oxygenate additive for the purpose of meeting fuel emission standards, and as a fuel extender.

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Co-Products

Additional revenue is generated through the sale of co-products. The volume and portfolio of co-products produced varies with the level of ethanol production achieved and production process used.  In addition, the mix of these co-products can be shifted to increase revenues.  Co-product revenue is driven by both the quantity of by-products produced and the market price received for co-products.

In the wet milling process, the remaining parts of the grain are processed into a number of different forms of protein used to feed livestock.  The multiple co-products from Aventine’s Pekin wet mill generates a higher level of cost recovery from corn than the principal co-product (dried distillers grains with solubles (sometimes referred to as DDGS)) at Aventine’s dry milling facilities in Illinois and Nebraska.

The Pekin wet mill co-product portfolio includes several products that are used in animal feed ingredients, such as corn gluten feed (both wet and dry), corn gluten meal, and corn distillers with solubles (sometimes referred to as CCDS). Corn germ is produced and sold at the Pekin wet mill as corn oil for human consumption. Aventine’s Pekin wet mill also produces grain distillers dried yeast which is sold primarily as a protein additive in the animal and pet food industry, and a Kosher and Chametz free grain distillers dried yeast, which is processed into a growing variety of products for use in animal and human food and fermentation applications. Carbon dioxide produced by the Pekin Wet mill is used in beverage carbonation and dry ice production.

The dry mill facilities in Pekin, Illinois and Aurora, Nebraska produce DDGS, wet distillers grains with soluble (sometimes referred to as WDGS), and corn oil as co-products.  These are sold for various consumer uses into large commodity markets. DDGS and WDGS are sold as a feed product to be included in livestock feed rations. Corn oil is produced at Aventine’s Pekin dry mill and used in the biodiesel industry.

Customers

Some of Aventine’s customers have purchased ethanol from Aventine for over ten years. For the year ended December 31, 2014, Aventine’s ten largest customers accounted for approximately 59% of Aventine’s consolidated revenue.

Pricing

Ethanol is generally sold through short-term contracts based upon indexed or fixed prices. Co-products are generally sold through short-term contracts based upon fixed prices.

Raw Materials and Suppliers

Aventine’s principal raw material is #2 yellow corn.  Corn requirements are contracted through a variety of sources, including farmers, grain elevators, and gain cooperatives. Due to the Midwest location of Aventine’s ethanol facilities, Aventine has ample access to various corn markets and suppliers.

The key elements of Aventine’s corn procurement strategies are the assurance of a stable supply and the avoidance, where possible, of significant exposures to corn price fluctuations. Corn prices fluctuate daily, typically using the Chicago Board of Trade price as a benchmark.  Corn is delivered to the facilities via truck and railcars through local distribution networks.

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Utilities

The production of ethanol requires the use of natural gas and coal at Aventine’s facilities.  From time to time, Aventine uses a combination of forward purchases and financial hedge positions to minimize the effects of the volatility of the price of natural gas. Aventine’s Pekin wet mill employs steam turbines to produce Aventine’s own electricity. Due to new air quality standards, Aventine is in the process of replacing its coal equipment with natural gas. The result of this conversion will decrease Aventine’s energy consumption and increase Aventine’s operating efficiency.

Employees

At December 31, 2014, Aventine had a total of 295 full-time equivalent employees. Approximately 46% of the current full-time employees (comprised of the hourly employees at the Pekin, Illinois facilities) are represented by the Union. The unionized employees are covered by a collective bargaining agreement between Aventine’s subsidiary, Aventine Renewable Energy, Inc., and the Union. The contract with the Union is scheduled to expire on October 31, 2015.

Competitive Strengths

Aventine’s competitive strengths include the following:

•	Strong Market Position. Aventine is a leading producer and marketer of ethanol in the United States based on both gallons of ethanol produced and sold. For the years ended December 31, 2014 and 2013, Aventine produced and sold 208.4 million and 208.1 million gallons of ethanol, respectively.

•	Strategic Diversification. Aventine’s facilities are diversified across geography, fuel source, transportation capability, product lines and technology, allowing Aventine to capitalize on market opportunities and limit its exposure to any one input or consumer market. Aventine’s Pekin, Illinois facilities are located approximately two hours south of Chicago on the Illinois River, which provides Aventine with low cost eastern corn-belt corn and access to the Midwest rail and truck markets, as well as the East Coast rail market. Being located on the Illinois River also gives Aventine the ability to export its ethanol and co-products internationally. Aventine’s Aurora, Nebraska location further diversifies Aventine with access to low cost western cornbelt corn, strong local feed demand from livestock producers, and the ability to market ethanol to the West Coast and Southwest ethanol markets.

•	Co-located facilities reduce costs. Both of Aventine’s sites in Pekin, Illinois and Aurora, Nebraska have multiple ethanol production facilities in one location. Dual ethanol plant locations provide Aventine several advantages and synergies. Aventine effectively reduces it overall costs and maximized the efficiency of its equipment with the ability to share grain handling, ethanol storage, rail, barge and truck loading buildings and equipment, labor force and overhead compared to single ethanol plants built on greenfield sites.

Competition

Aventine operates in a highly competitive ethanol marketing and production industry. The top ten producers, of which Aventine is one, accounted for approximately 50% of total industry capacity. All of the top ten producers have annual production capacity exceeding 200 million gallons per year.  The largest ethanol producer’s share of domestic capacity was approximately 12% in 2014. According to the Renewable Fuels Association (sometimes referred to as the RFA), the United States leads the world in ethanol production with 210 bio-refineries in 28 states across the country as of December 2014.

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Historically, the world’s ethanol producers have competed primarily on a regional basis.  Imports into the United States were generally limited by an import tariff (other than from Caribbean basin countries which were exempt from this tariff up to specified limits).  This tariff expired on December 31, 2011.  In recent years, Aventine has faced competition from foreign producers.  Brazil is the world’s second largest ethanol producer.  Brazil makes ethanol primarily from sugarcane, a process which has historically been lower in cost than producing ethanol from corn.  Several large companies produce ethanol in Brazil.

Business and Growth Strategies

Aventine has been pursuing the following business and growth strategies:

•	Capitalize on Current and Changing Regulation. Through continued investment in increasing production capacity and efficiency, Aventine is well positioned to take advantage of the current and changing regulatory environment in the ethanol industry. The original RFS program required 7.5 billion gallons of renewable fuel to be blended into gasoline by 2012. Under the EISA, the RFS program was expanded to increase the volume of renewable fuel required to be blended into transportation fuel to 36.0 billion gallons by 2022, of which 15.0 billion gallons relates to corn based ethanol.

•	Entry into new and diversified markets. Aventine is continually negotiating additional sales agreements. Aventine strives to enhance and optimize multiple modes of transportation and sources of production. In addition, numerous countries in Europe, Asia, and South America have increased the mandated use of renewable fuels, creating export opportunities for Aventine’s ethanol and co-products.

Legal Proceedings

Aventine is subject to legal proceedings, claims and litigation arising in the ordinary course of business, including those described in further detail below. Aventine cannot predict the outcome of such matters or estimate the possible loss or range of loss, if any, because of considerable uncertainties that exist. Therefore, it is possible that the outcome of those legal proceedings, claims and litigation could adversely affect Aventine’s financial condition, results of operations or cash flows when resolved in a future period.

Aurora Coop—Option Dispute

On May 29, 2012, Aventine commenced suit against the Aurora Coop, seeking declaratory relief. That suit alleged the Aurora Coop had improperly threatened to invoke a purported option to acquire the land upon which the Aurora West Facility is located. The Aurora Coop then filed legal claims against Aventine, on June 21, 2012, which were removed to and now are pending in the United States District Court for the District of Nebraska (Case No. 4:12-cv-00230), asserting that it has the right, pursuant to an agreement between Aventine and the Aurora Coop, dated March 23, 2010, to exercise an option to acquire the 74 acres of land upon which the Aurora West Facility is located, together with the Aurora West Facility and all related improvements, for a purchase price of $16,500 per acre (or $1,221,000 in the aggregate). The Aurora Coop asserts that its contractual right to exercise this option arose on July 1, 2012 due to Aventine’s alleged failure to complete construction of the Aurora West Facility as of such date and to operate at a certain rate of production. The Aurora Coop seeks a judicial order requiring Aventine to convey the Aurora West Facility and the land upon which the Aurora West facility is located to the Aurora Coop for the purchase price of set forth above. The Aurora Coop also seeks a judicial order imposing a constructive trust and requiring Aventine to account for and pay to the Aurora Coop the greater of the profits which Aventine received or may have received in the exercise of reasonable care in the operation of the Aurora West Facility after July 1, 2012. That is, the Aurora Coop also seeks an order requiring Aventine to pay an unspecified amount of damages to compensate the Aurora Coop for damages it allegedly suffered as a result of Aventine’s purported delay in conveying title to the Aurora West Facility and the land upon which it is located. Aventine disputes the allegations and claims asserted by the Aurora Coop, and Aventine denies the validity and effectiveness of the Aurora Coop’s exercise of its option to purchase the land on which the Aurora West Facility is located. Aventine has asserted in its legal filings that it has satisfied its contractual obligations with respect to the completion of the plant as of the required date. The parties are currently engaged in extensive discovery. Aventine will continue to vigorously defend against any assertion that the Aurora Coop has any right to repurchase the land or any improvements on the land.

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Aurora Coop—Grain Procurement Dispute

On September 20, 2012, the Aurora Coop filed a suit in the United States District Court for the District of Nebraska (Case No.4:12-cv-3200), naming Aventine as a defendant, alleging that Aventine (and two of its subsidiaries) breached the parties’ Aurora Coop Grain Agreements. Specifically, the Aurora Coop alleges that it procured 1.7 million bushels of corn on Aventine’s behalf, for which Aventine is liable in a gross amount of approximately $2 million. Aventine denies that it ever contracted for the corn in question or that the Aurora Coop suffered the alleged losses and maintains in its counterclaim that the Aurora Coop improperly set off approximately $400,000 it owes to Aventine (or one or more of its subsidiaries) in violation of the parties’ Aurora Coop Grain Agreements, resulting in uncured breaches of each such agreement. As a result, Aventine issued notice of termination of the Grain Supply Agreement and the Marketing Agreement. The Aurora Coop seeks a judicial order declaring that Aventine is in breach of the parties’ Aurora Coop Grain Agreements and further declaring that Aventine’s termination of the parties’ Grain Supply Agreement is ineffective. The Aurora Coop further seeks a judicial order requiring Aventine to abide by the Aurora Coop Grain Agreements and prohibit Aventine from procuring grain for the Aurora West Facility from any source other than the Aurora Coop or marketing co-products through anyone other than the Aurora Coop. Previously, the claims relating to the alleged purchases of grain by the Aurora Coop and Aventine’s counterclaims for the amounts improperly set off were submitted to arbitration before the National Grain and Feed Association, where an arbitration panel found in favor of Aventine in all material respects. The Aurora Coop is appealing the arbitration panel’s decision. Aventine intends to pursue any and all rights and remedies available to it with respect to the foregoing.

Aurora Coop—Rail Loop Dispute

On February 4, 2014, the Aurora Coop filed a suit against Aventine in the United States District Court for the District of Nebraska (Case No. 4:14-cv-3032). The Aurora Coop seeks a judicial declaration regarding the alleged termination of Aventine’s easement rights relating to the use of the Exterior Track Loop surrounding the Aurora West Facility. Aventine was granted an easement to use the Exterior Track Loop through an agreement with the Aurora Coop entitled the Double Track Loop Easement and Use Agreement. The Aurora Coop asserts that Aventine’s right to use the Exterior Track Loop is terminated if the parties’ Grain Supply Agreement, which is the subject of the litigation referred to above, is terminated. Aventine disputes the Aurora Coop’s assertion that its easement rights to use the Exterior Track Loop have been terminated or extinguished. Aventine has implemented alternative means to avoid the use of the Exterior Track Loop through the construction and use of a diamond crossover track which is used to transport rail cars between the Aurora West Facility and the BNSF main line presently. This action is currently pending, and Aventine intends to assert all of its rights and defenses available to it with respect to the foregoing.

Aurora Coop – Summary of Disputes

The primary disputed issues arising from the pending lawsuits include the following:

•	whether the Aurora Coop’s exercise of the option to repurchase the land upon which the Aurora West Facility is located is valid and whether that option includes the improvements on the land including the Aurora West Facility;
•	whether Aventine’s termination of an exclusive Grain Supply Agreement is valid; and
•	whether an easement granting Aventine’s right to access an Exterior Track Loop surrounding the Aurora West Facility used to connect to the main BNSF rail line is terminated, and if it is, whether Aventine’s construction of a diamond crossing of the Exterior Track Loop is permissible.

The legal claims affecting the Aurora Coop’s right to repurchase the Aurora West Facility will turn on the validity and effectiveness of the Aurora Coop’s exercise of its option to repurchase the land on which the Aurora West Facility is located and the improvements thereon. The factual issue impacting the resolution of this claim is whether the construction of the Aurora West Facility was “complete” by the option exercise date of July 1, 2012.

If the Aurora Coop prevails on its option exercise claim, it may be permitted to repurchase the land on which the Aurora West Facility is located and the improvements thereon, including the Aurora West Facility at the option exercise price of $1,221,000.

If the Aurora Coop prevails on its option exercise claim, the related legal claims concerning the Grain Supply Agreement and easements concerning the Aurora West Facility may become irrelevant if the Aurora Coop is permitted to repurchase the land on which the Aurora West Facility is located and the improvements thereon. If the Aurora Coop’s option exercise claim is denied by the court, the related easement and grain supply claims may affect the operation of the Aurora West Facility.

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There may be two primary issues arising from these lawsuits surrounding the easement and grain supply claims: (i) whether Aventine will be required to purchase grain for the Aurora West Facility exclusively from the Aurora Coop; and (ii) whether Aventine will be able to access or cross the Exterior Track Loop to move its rail cars between the Aurora West Facility and the BNSF main line. Both Aventine and the Aurora Coop claim that the other party breached the Grain Supply Agreement and the Marketing Agreement by failing to pay for certain amounts due under those agreements. Aventine asserts that each of the Grain Supply Agreement and the Marketing Agreement has been terminated by the Aurora Coop’s breach. These claims were submitted to arbitration with the National Grain and Feed Association and are also the subject of a lawsuit which has been largely stayed pending the arbitration.

Aventine prevailed in the National Grain and Feed Association arbitration and the Aurora Coop is now appealing that decision. If the arbitration decision is upheld, Aventine’s termination of the Grain Supply Agreement will likely be deemed valid and effective. The termination of the Grain Supply Agreement may affect the operation of the Aurora West Facility in two primary ways. First, Aventine will not be required to purchase the grain for the Aurora West Facility exclusively from the Aurora Coop. Second, the termination of the Grain Supply Agreement may trigger a termination provision in the Easement Agreement preventing Aventine from accessing the Exterior Track Loop to transfer rail cars between the Aurora West Facility and the main BNSF line. This result may prevent or severely limit Aventine from using the railroad to transport its products. However, Aventine recently constructed a diamond switch crossing the Exterior Track Loop on adjoining land owned by Aventine’s affiliate, NELLC. This diamond switch allows Aventine to move its rail cars between the Aurora West Facility and the BNSF line. The Aurora Coop has sought permission to file a legal challenge to Aventine’s construction and use of the diamond switch. This action is currently pending and the ultimate resolution of this legal claim may impact the operations of the Aurora West Facility.

Western Sugar Cooperative

On February 27, 2015, Western Sugar filed suit against ARE, Inc. in the United States District Court for the District of Colorado (Case No.1:15-cv-00415), claiming that it was owed penalty rates for storage of surplus beet sugar. Western Sugar is seeking payment of approximately $8.6 million in penalty storage fees as “expectation damages.” In 2013, ARE, Inc. purchased surplus beet sugar through a USDA program for Aventine’s operations. Western Sugar (among other entities) warehoused this surplus sugar. ARE, Inc. paid for the warehousing of this sugar from inception of the relationship. Western Sugar, however, subsequently asserted that certain penalty rates for the storage of this product should have applied despite the lack of an agreement to such rates by ARE, Inc. Aventine and ARE, Inc. had been attempting to resolve this matter short of formal litigation prior to Western Sugar’s filing of the suit. Aventine considers these claims to be without merit and will aggressively defend against them.

In addition to those items disclosed above, Aventine is presently a party to additional litigation with the Aurora Coop, and may, from time to time, be subject to claims and suits arising in the ordinary course of business with other third parties, that it does not deem material. Although the ultimate disposition of any such proceedings is not presently determinable, Aventine’s management does not believe that the ultimate resolution of such matters will have a material adverse effect on Aventine’s financial condition, results of operations or cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Summary

Aventine is a leading producer and marketer of ethanol.  Through Aventine’s production facilities, it markets and distributes ethanol to many of the leading energy companies in the United States.  Aventine’s revenues are principally derived from the sale of ethanol and from the sale of other grain related co-products that are produced during the production of ethanol at Aventine’s plants.

Recent Developments

In March of 2014, Aventine sold its ethanol facility located in Mount Vernon, Indiana, which had been idled since 2012 due to negative operating margins at that location. The proceeds from the sale of those assets were used to pay down debt and fund the working capital needed for restarting Aventine’s ethanol facilities located in Aurora, Nebraska. The operating results of Aventine’s Mount Vernon ethanol facility have been classified as discontinued operations for the years ended December 31, 2014 and 2013, respectively.

In 2014, Aventine restarted its 110 million gallon ethanol facility located in Aurora, Nebraska, which had been idled since 2012 due to negative operating margins at that location. In July of 2014, Aventine restarted its 45 million gallon ethanol facility located in Aurora, Nebraska, which had been idled since 2012 due to negative operating margins at that location.

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Business Environment

The following discussion includes trends and factors that may affect future operating results.

Commodity Pricing

Aventine’s operations are highly dependent on commodity prices, especially prices for ethanol and corn.

Ethanol. During 2014, Midwest spot ethanol prices averaged approximately $2.18 per gallon compared to an average price of $2.39 per gallon during 2013, a decrease of approximately 9%.  At December 31, 2014, Aventine had contracts for delivery of ethanol totaling 36.0 million gallons through March 31, 2015, of which 20.4 million gallons were based on fixed-price contracts and 15.6 million were at spot prices using Platts and Oil Price Information Service (“OPIS”) indices.

Corn. During 2014, Midwest spot corn prices averaged approximately $4.15 per bushel compared to an average price of $5.78 per bushel during 2013, a decrease of approximately 28%. At December 31, 2014 Aventine had contracts for the purchase of corn totaling 13.6 million bushels through May of 2015, of which 0.9 million bushels were fixed price contracts and 12.7 million bushels were unpriced commitments.

Aventine continuously purchases corn for physical delivery from suppliers using forward purchase contracts in order to assure supply. As Aventine does this, it may sell a like amount of Chicago Board of Trade (“CBOT”) corn futures with similar dates to lock in the basis differential. On occasion, Aventine uses CBOT futures contracts to lock in the price of corn by taking long purchase positions in CBOT contracts in order to reduce Aventine’s risk of price increases. Exchange traded forward contracts for commodities are marked to market each period. Aventine’s forward physical purchases of corn are not marked to market.

Results of Operations

The following discussion summarizes the significant factors affecting Aventine’s consolidated operating results for the years ended December 31, 2014 and 2013 and the years ended December 31, 2013 and 2012. This discussion should be read in conjunction with Aventine’s consolidated financial statements and notes to Aventine’s consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 which are contained herein.

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The Year Ended December 31, 2014 Compared With the Year Ended December 31, 2013

Overview

For the years ended December 31, 2014 and 2013, Aventine recognized net income of $16.6 million and a net loss of $74.3 million, respectively. The $90.9 million increase in income in 2014 is primarily due to the increase in the spread between ethanol prices and corn costs, an increase in Aventine’s operating performance and efficiency at its Pekin facilities, the sale of Aventine’s idled ethanol facility located in Mount Vernon, Indiana, and the restart of Aventine’s Aurora facilities.

	2014	2013
	(In millions)
Net sales	$588.0	$480.2
Cost of goods sold	511.3	469.2
Gross profit	76.7	11.0

Selling, general and administrative expenses	31.4	13.6
Loss on derivative transactions, net	11.2	5.5
Other operating expense, net	2.6	0.8
Operating income (loss)	31.5	(8.9)
Other income (expense):
Interest expense	(14.2)	(12.9)
Other non-operating income (expense)	–	6.3
Income tax expense	–	–
Net income (loss) – continuing operations	$17.3	$(15.5)
Net loss – discontinued operations	(0.7)	(58.8)
Net income (loss)	$16.6	$(74.3)

Sales were generated from the following products:

	2014	2013
	(In millions)
Ethanol	$439.9	$333.9
Co-products	148.1	146.4
Total sales	$588.0	$480.3

Ethanol sales increased in the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to an increase in ethanol gallons sold partially offset by a decrease in the average price per gallon sold.  During the twelve months of 2014, Aventine produced 208.4 million gallons of ethanol compared to 142.8 million gallons produced during the twelve months ended December 31, 2013. The 65.6 million gallon increase in ethanol production was the result of process improvements and efficiencies at Aventine’s Pekin facilities and the restart of Aventine’s Aurora facilities. Aventine sold 208.1 million gallons of ethanol in 2014 at an average sales price of $2.11 per gallon compared to 140.4 million gallons sold at an average sales price of $2.38 per gallon in 2013.

Co-product revenues of $148.1 million in 2014 increased $1.7 million from $146.4 million in 2013 as a result of an increase in volume sold as well as the addition of corn oil extraction at Aventine’s Pekin facilities. Co-product revenues, as a percentage of corn costs, rose to 50.3% in 2014 from 42.4% in 2013.  This increase was primarily due to strong international demand for Aventine’s feed products, particularly in China, which allowed feed product prices to remain firm while corn prices decreased over the same period of 2014.

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Cost of goods sold consists of corn costs, conversion costs (the cost to produce ethanol at Aventine’s facilities), freight and logistics costs and depreciation expense.  Cost of goods sold was $511.3 million and $469.2 million for the years ended December 31, 2014 and 2013, respectively.  The $42.1 million increase in cost of goods sold from 2013 to 2014 is primarily the result of the restart of the Aurora facilities in the second and third quarter of 2014.

Corn costs for the years ended December 31, 2014 and 2013 were $294.4 million and $345.0 million, respectively.  The decrease in Aventine’s costs is primarily due to the decrease in corn prices partially offset by additional bushels ground at its Pekin and Aurora facilities.  Aventine used 71.0 million bushels of corn in production during the twelve months ended December 31, 2014 compared to 53.7 million bushels during 2013. For 2014, corn used in production cost approximately $4.15 per bushel compared to $6.43 per bushel in 2013. The USDA projected the domestic corn crop harvest to be a record 14.2 billion bushels on 83.1 million acres harvested. The record 2014 corn production is anticipated to result in corn ending stocks in the U.S. of approximately 1.9 billion bushels at August 31, 2015.

Due to high corn prices in 2013, Aventine decided to participate in the USDA CCC Sugar program as a means for supplementing, and in some cases, substituting corn needs at Aventine’s ethanol facilities. Aventine began receiving sugar at its ethanol facilities in the fourth quarter of 2013. For the year ended December 31 2014, Aventine used 203.3 million pounds of sugar at a delivered cost of $0.07 per pound compared to 13.3 million pounds of sugar at a delivered cost of $0.13 per pound in 2013.

A summary of Aventine commodity prices for the years ended December 31, 2014 and 2013 has been provided below:

	2014	2013
Average sales price per gallon of ethanol	$2.11	$2.38
Average cost per bushel of corn	$4.15	$6.43
Co-product revenue as a percentage of corn costs	50.3%	42.5%

Conversion costs for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(In millions)
Utilities	$51.9	$34.7
Salary and benefits	22.4	20.1
Maintenance and supplies	24.9	10.4
Denaturant and chemicals	28.9	20.0
General overhead and other	14.0	10.5
	$142.1	$95.7

Conversion costs increased by $46.4 million in 2014 as a result of restarting of Aventine’s Aurora facilities and additional maintenance incurred at Aventine’s Pekin facilities that had been previously delayed due to negative margins in the past.

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Freight and logistics costs for the years ended December 31, 2014 and 2013 were $35.0 million and $17.8 million, respectively.  The primary reason for the increase in freight and logistics cost in 2014 was the restart of the Aurora facilities. On a per gallon sold basis, freight and logistics costs were $0.17 per ethanol gallon sold and $0.13 per ethanol gallon sold in 2014 and 2013, respectively. The $0.04 per gallon sold increase in cost is primarily driven by the change in the mix of delivery points and an increase in railcar expenses at Aventine’s Aurora facilities.

Depreciation expense from continuing operations for the years ended December 31, 2014 and 2013 was $13.4 million and $10.2 million, respectively. The $3.2 million increase in depreciation expense related to capital improvements at Aventine’s ethanol facilities located in Aurora, Nebraska primarily related to retrofitting the ethanol facility to accept sugar as a feedstock, the addition of grain scales at Aventine’s sites, and the expansion of wet feed storage.

Selling, general and administrative expenses from continuing operations increased to $31.4 million in 2014 as compared to $13.6 million in 2013.  The $17.8 million increase was primarily related to a $10.5 million payment of restricted stock unit awards to Aventine’s directors and certain executive officers in 2014, start-up related costs associated with Aventine’s Aurora facilities and increased legal and consulting costs related to the retirement of the Term Loan A and Term Loan A-1 debt and ongoing litigation.

Interest expense for the years ended December 31, 2014 and 2013 was $14.2 million and $12.9 million, respectively.  Interest expense for 2014 included $12.0 million related to the Term Loan Facility (net of debt forgiveness income), $4.0 million of amortization of debt issuance costs and $0.2 million of other interest expense, partially offset by $2.0 million of capitalized interest.  Interest expense for the year ended December 31, 2013 included $10.9 million related to the Term Loan Facility (net of debt forgiveness income and $2.0 million of amortization of debt issuance costs. The $1.3 million increase in interest was primarily due to the issuance of the Term Loan A-1, offset in part by an increase capitalized interest.

Loss on derivative transactions, net for 2014 includes $11.2 million of net realized and unrealized losses on corn and ethanol derivative contracts versus net realized and unrealized losses in 2013 of $5.5 million. The reason for the $5.7 million increase in losses on derivative transactions is that Aventine maintains a disciplined approach to locking in positive forward margins rather than focusing on the price movements of individual commodities. In periods like 2014 where margins expanded during the year, Aventine experienced losses in its hedging account. Aventine does not mark to market forward physical contracts to purchase corn or sell ethanol as Aventine accounts for these transactions as normal purchases and sales under GAAP.

Other non-operating income (expense) from continuing operations for the years ended December 31, 2014 and 2013 was $0.0 million of expense and $6.3 million of income, respectively. The $6.3 million of income in 2013 primarily related to the settlement of certain litigation.

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Facility Operating Data

The following table provides selected key operating statistics for Aventine’s operating facilities.

	2014	2013
	(In millions)
Pekin, Illinois:
Ethanol gallons produced	157.8	142.8
Corn consumed (bushels)	55.7	53.7
Sugar consumed (pounds)	127.1	13.3

Aurora, Nebraska:
Ethanol gallons produced	50.6	–
Corn consumed (bushels)	15.3	–
Sugar consumed (pounds)	126.6	–

In mid-2014, Aventine restarted its 110 million gallon ethanol facility located in Aurora, Nebraska, and in the third quarter Aventine restarted its other 45 million gallon ethanol facility in Aurora, Nebraska. Previously, both of these facilities were idled due to negative operating margins at that location.

Change in Working Capital and Cash Flows

	December 31,
(dollars in thousands)	2014	2013	% Change
Cash and cash equivalents	$33,250	$40,456	(18)%
Accounts receivable	$20,353	$8,779	132%
Inventories	$24,612	$32,437	(24)%
Prepaids, derivatives and other current assets	$9,481	$6,768	40%
Current maturities of long-term debt and leases	$1,657	$2,143	(23)%
Accounts payable	$19,533	$10,269	90%
Accrued and other liabilities	$11,526	$14,754	(22)%

Working capital	$54,980	$61,274	(10)%
Long-term debt, stated principal	$159,397	$193,887	(18)%

Excluding assets held for sale, working capital decreased $6.3 million to $55.0 million at December 31, 2014 from $61.4 million at December 31, 2013 primarily as a result of the prepayments of long-term debt and the restart of Aventine's ethanol facilities in Aurora, Nebraska. Inventories decreased by $7.8 million in 2014 due to the timing of inventory balances at the end of the year and lower commodity prices compared to 2013. Accounts payable increased $9.2 million in 2014 due to increased corn purchases related to higher ethanol production in 2014 compared to 2013. Partially offsetting these decreases in working capital was an $11.6 million increase in accounts receivable in 2014 compared to 2013 due to higher sales volumes related to the restart of Aventine’s ethanol facilities in Aurora, Nebraska and process improvements and efficiencies at Aventine’s Pekin facilities.

At December 31, 2014, Aventine’s cash balance was $33.3 million, which was $7.2 million lower than the 2013 cash balance of $40.5 million:

Cash provided by operating activities of $41.6 million was primarily due to consolidated net income of $16.6 million resulting from increased volumes of ethanol and co-products produced and improved margins related to commodity prices. In addition, Aventine had non-cash adjustments of $7.3 million, related to a $3.3 million loss on the sale of certain coal-fired equipment, the $4.0 million write-off of Aventine’s unamortized loan acquisition costs related to the retirement of the Term Loan A and A-1, and depreciation and amortization expense of $13.4 million. In 2013, cash used in operating activities of $3.3 million was primarily the result of the $74.3 million net loss partially offset by non-cash adjustments of $44.2 million related to the write down of Aventine’s held for sale assets and $18.7 million of depreciation and amortization expense. In addition to the $44.2 million impairment charge, Aventine’s $74.3 million net loss resulted from lower 2013 operating margins due to commodity prices, and the costs associated with carrying Aventine’s idled ethanol facilities located in Aurora, Nebraska, Mount Vernon, Indiana and Canton, Illinois.

Cash provided by Aventine’s investing activities of $12.3 million for the year ended December 31, 2014 was the result of the sale of Aventine’s ethanol facility located in Mount Vernon, Indiana partially offset by $22.4 million of additions to property and equipment primarily attributable to the installation of Aventine’s natural gas fired boilers in Pekin, Illinois and other investments in enhancing Aventine’s ethanol facilities performance. Cash used in investing activities of $7.5 million for the year ended December 31, 2013 consisted of additions to property and equipment primarily including the purchase of corn oil extraction equipment at Aventine’s ethanol facilities located in Pekin, Illinois and other investments in enhancing Aventine’s ethanol facilities performance in 2013.

Cash used in financing activities of $61.1 million resulted from $83.4 million of repayments of Aventine’s Term Loan A and Term Loan A-1 debt, partially offset by advances on Aventine’s loan and security agreement of $23.4 million. Cash provided by financing activities of $34.4 million for the year ended December 31, 2013 resulted from the receipt of proceeds from the issuance of the Term Loan A-1 debt in June of 2013.

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Current assets held for sale of $4.9 million at the end of 2014 decreased by $34.7 million compared to 2013 as Aventine sold its idle ethanol facility located in Mount Vernon, Indiana in the first quarter of 2014. The assets held for sale in 2014 relates to the ethanol facility in Canton, Illinois, which is expected to be sold in 2015.

The Year Ended December 31, 2013 Compared With the Year Ended December 31, 2012

Overview

For the year ended December 31, 2013, Aventine recognized a net loss from continuing operations of $15.5 million and a net loss of $58.8 million from discontinued operations for a total net loss of $74.3 million. For the year ended December 31, 2012, Aventine recognized a net loss from continuing operations of $64.6 million and a net loss of $19.3 million from discontinued operations for a total net loss of $83.9 million. The 2013 net loss of $74.3 million net loss includes impairment charges of $44.2 million related to Aventine’s ethanol facilities located in Mount Vernon, Indiana and Canton, Illinois. Excluding the nonrecurring impairment charges, Aventine’s 2013 net loss would have been $30.1 million for the year ended, December 31, 2013.

	2013	2012
	(In millions)
Net sales	$480.2	$479.7
Cost of goods sold	469.2	503.9
Gross profit (loss)	11.0	(24.2)

Selling, general and administrative expenses	13.6	25.2
Loss (gain) on derivative transactions, net	5.5	(0.7)
Other operating expense, net	0.8	1.6
Operating loss	(8.9)	(50.3)
Other income (expense):
Interest expense	(12.9)	(21.1)
Other non-operating income	6.3	6.8
Income tax expense	–	–
Net income (loss) – continuing operations	$(15.5)	$(64.6)
Net loss – discontinued operations	(58.8)	(19.3)
Net loss	$(74.3)	$(83.9)

Aventine’s total revenue was higher for 2013 compared to 2012, primarily due to increased ethanol revenue. For 2013, Aventine sold 140.4 million gallons of ethanol at an average price of $2.38 per gallon within Aventine’s continuing operations. In 2012, Aventine sold 143.5 million gallons at an average price of $2.28 per gallon within continuing operations. In total, ethanol sales from continuing operations were $333.8 million and $327.7 million in 2013 and 2012, respectively. Aventine’s average price per gall on of ethanol sold increased by 4% in 2013 compared to 2012 primarily due to increases in commodity prices and an increase in domestic demand due to lower imports of ethanol into the U.S. in 2013. Sales volume was 3.1 million gallons lower in 2013 compared to 2012 due to the idling of Aventine’s Aurora ethanol facilities in third quarter of 2012.

Co-product sales in 2013 were $146.4 million compared to $152.0 million in 2012. The primary reason for the $5.6 million decrease in co-product revenue was due to the idling of Aventine’s Aurora ethanol facilities in third quarter of 2012. Offsetting lower volumes sold was the addition of corn oil extraction at Aventine’s Pekin ethanol facilities in the second quarter of 2013. Aventine sells its corn oil to the biodiesel industry, and demand for corn oil in the biodiesel industry has weakened due to adequate supplies, which had a negative impact on Aventine’s prices in 2013. In total, Aventine sold $2.5 million in 2013, and did not produce corn oil in 2012.

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Cost of goods sold consists of corn costs, conversion costs (the cost to produce ethanol at Aventine’s facilities), freight and logistics costs and depreciation expense. Total cost of goods sold was lower in 2013 compared to 2012 due primarily to lower corn costs. For the year ended December 31, 2013, Aventine’s corn costs were $345.0 million, which was $40.1 million lower than Aventine’s corn costs in 2012 of $385.1 million. Aventine’s average cost per bushel of corn from continuing operations was $6.43 in 2013, which was 9% lower than Aventine’s average cost per bushel in 2012 of $7.04 delivered. This decrease in Aventine’s cost was primarily related to a decrease in the market price for corn, especially during the last half of 2013. The amount of corn harvested in the fall of 2012 was lower due to drought conditions. As a result, corn prices were higher in the first half of 2013 and Aventine also at times had to pay higher basis prices than Aventine has paid in the past in order to secure enough corn to operate. However, the record corn crop harvested in the fall of 2013 lowered the market price of corn as well as corn basis for the remainder of 2013. Aventine consumed approximately the same amount of corn in 2013 and 2012.

Due to the high corn prices in the first half of 2013, Aventine decided to participate in the USDA CCC Sugar program as a means for supplementing, and in some cases, substituting Aventine’s corn needs at Aventine’s ethanol facilities. Aventine began receiving sugar at its ethanol facilities in the fourth quarter of 2013. For the year ended December 31 2013, Aventine’s sugar costs were $1.7 million. Aventine did not use any sugar in 2012.

Conversion costs from continuing operations increased by 7% in 2013 to $90.2 million from $84.1 million in the previous year. The $6.1 million increase was primarily due to additional maintenance incurred at Aventine’s Pekin facilities in 2013 that had been previously delayed due to negative margins in the past and slightly higher utility and chemical costs.

Freight and logistics costs from continuing operations for the years ended December 31, 2013 and 2012 were $17.8 million and $21.1 million, respectively. On a per ethanol gallon sold basis, freight and logistics costs were $0.13 and $0.15 per gallon for 2013 and 2012, respectively. The $0.02 per gallon sold decrease in cost is primarily driven by the change in the mix of delivery points due to the idling of the Mount Vernon and Aurora ethanol facilities, and the close proximity of the Pekin ethanol facilities location to Midwest ethanol market hub in Chicago, Illinois.

Depreciation expense from continuing operations for the years ended December 31, 2013 and 2012 was $10.2 million and $10.0 million, respectively.

Selling, general and administrative expenses from continuing operations decreased to $13.6 million for the year ended December 31, 2013 as compared to $25.2 million for the year ended December 31, 2012.  In 2012, Aventine had increased legal and consulting costs related to the debt restructuring, the reverse stock split, Aventine’s decision to cease voluntarily reporting with the Securities and Exchange Commission, and on-going litigation as well as separation payments to departing senior executives in 2012.

Interest expense from continuing operations for the years ended 2013 and 2012 was $12.9 million and $21.1 million, respectively. Interest expense for the year ended December 31, 2013 included $10.5 million related to the Term Loan Facility (net of debt forgiveness income), $2.1 million of amortization of debt issuance costs and $0.5 million of other interest expense, partially offset by $0.2 million of capitalized interest. Interest expense for the year ended December 31, 2012 includes $19.5 million related to the Term Loan Facility (net of debt forgiveness income), $3.3 million of amortization of both debt issuance costs and original issue discount costs, and $0.6 million of other interest expense, partially offset by $2.3 million of capitalized interest. The $8.2 million decrease in interest was primarily due to the debt forgiveness from the troubled debt restructuring.

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Gain (loss) on derivative transactions, net for 2013 includes $5.5 million of net realized and unrealized losses on corn and ethanol derivative contracts versus net realized and unrealized gains in the year ended December 31, 2012 of $0.7 million. In 2013, Aventine entered into derivative transactions to lock in positive forward margins rather than focusing on the price movements of individual commodities. When margins expand like they did in the last six months of 2013, Aventine experienced losses in Aventine’s hedging account. Aventine does not mark to market forward physical contracts to purchase corn or sell ethanol as Aventine accounts for these transactions as normal purchases and sales under GAAP.

Net loss – discontinued operations totaled $58.8 million and $19.3 million for the years ended December 31, 2013 and 2012, respectively. Net loss – discontinued operations includes the results of Aventine’s ethanol facilities located in Mount Vernon, Indiana and Canton, Illinois. Both of these ethanol facilities were idle in 2013, and the ethanol facility located in Canton, Illinois was idle for all of 2012. The $39.5 million increase in Net loss – discontinued operations is due to a $22.8 million impairment charge related to Aventine’s ethanol facility in Mount Vernon, Indiana and a $21.3 million impairment charge related to Aventine’s ethanol facility located in Canton, Illinois. Excluding the $22.8 million impairment charge, the net loss at Mount Vernon improved by $3.0 million from a $17.1 million loss in 2012 to $14.1 million loss in 2013. This primarily resulted from the decision to cold idle the facility in 2013 in order to minimize the impact of negative margins at that location. The net loss at Aventine’s Canton ethanol facility decreased from $2.2 million in 2012 to $0.6 million in 2013 after excluding the $21.3 million impairment charge. This improvement was the result of continued cost cutting measures at that location.

Facility Operating Data

The following table provides selected key operating statistics for Aventine’s operating facilities.

	2013	2012
	(In millions)
Pekin, Illinois:
Ethanol gallons produced	142.8	123.2
Corn consumed (bushels)	53.7	48.2
Sugar consumed (pounds)	13.3	–

Aurora, Nebraska:
Ethanol gallons produced	–	18.1
Corn consumed (bushels)	–	6.5
Sugar consumed (pounds)	–	–

Change in Working Capital and Cash Flows

	December 31,
(dollars in thousands)	2013	2012	% Change
Cash and cash equivalents	$40,456	$16,941	139%
Accounts receivable	$8,779	$8,976	(2)%
Inventories	$32,437	$28,113	15%
Prepaids, derivatives and other current assets	$6,768	$5,351	26%
Current maturities of long-term debt and leases	$2,143	$211	916%
Accounts payable	$10,269	$7,738	33%
Accrued and other liabilities	$14,754	$12,559	17%

Working capital	$61,274	$38,873	58%
Long-term debt, stated principal	$193,887	$134,990	44%

Excluding assets held for sale, working capital increased $22.5 million for the year ended December 31, 2013 to $61.3 million from $38.9 million at December 31, 2012 as a result of the proceeds from the issuance of the Term Loan A-1 loans and operating margin improvements. Inventories increased $4.3 million due to the timing of inventory balances at the end of the year, the addition of corn oil at Aventine’s Pekin facilities and slightly higher commodity prices compared to 2012. Partially offsetting this increase in working capital was a $2.5 million decrease in accounts payable due to the timing of purchases and payments and the idling of Aventine’s ethanol facilities located in Aurora, Nebraska.

At December 31, 2013, Aventine’s cash balance was $40.4 million, which was $23.5 million higher than the 2012 cash balance of $16.9 million:

Cash used in operating activities was $3.3 million and $36.2 million, for the years ended December 31, 2013 and 2012, respectively. The $32.9 million change in cash used in operating activities was due to a lower net loss primarily from continuing operations in 2013 compared to 2012. In 2013, Aventine improved its operating performance and efficiency at its Pekin facilities, which lowered its operating costs. In addition, 2013 operating margins improved due to beneficial movements in commodity prices compared to 2012. Finally, Aventine’s ethanol plants located in Mount Vernon, Indiana and Aurora, Nebraska were idle for all of 2013. This also lowered operating costs compared to 2012.

Cash used in investing activities of $7.5 million related to additions to property and equipment primarily attributable to the purchase of corn oil extraction equipment at Aventine’s ethanol facilities located in Pekin, Illinois and other investments in enhancing Aventine’s ethanol facilities’ performance in 2013. Cash used in investing activities of $10.6 million in 2012 also related to capital improvements primarily at Aventine’s ethanol facilities located in Aurora, Nebraska.

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Cash provided by financing activities of $34.4 million was the result of the receipt of proceeds from the issuance of the Term Loan A-1 debt in June of 2013. In 2012, Aventine had $27.6 million of cash provided by financing activities related to the debt restructuring in September of 2012 which included receiving proceeds from the issuance of the Term Loan A debt.

Current assets held for sale of $39.6 million at the end of 2013 represents assets associated with the idle ethanol facilities located in Mount Vernon, Indiana and Canton, Illinois. As part of Aventine’s strategic plan to reduce idle costs, Aventine entered a sales process for these ethanol facilities in 2013.

Liquidity and Capital Resources

At December 31, 2014, Aventine had $33.3 million in cash and equivalents, and up to an additional $10.1 million available under Aventine’s Revolving Facility.

Debt

Loan and Security Agreement

Aventine maintains a revolving line of credit with an availability maximum of $40.0 million. The credit facility expires on July 27, 2017. Interest accrues under the credit facility at a rate equal to LIBOR plus 6%. The credit facility’s monthly unused line fee is 0.50% of the amount by which the maximum credit under the facility exceeds the average daily balance. The loan agreement contains customary affirmative and negative covenants including but not limited to, meeting certain financial covenants including but not limited to maintaining a cash balance of $5 million and a fixed charge coverage ratio of at least 1.1 to 1.0. At December 31, 2014, Aventine had $19.1 million of loan advances and $5.6 million in letters of credit outstanding under the agreement and is in compliance with the financial covenants.

Term Loan Debt

The payoff amount of Aventine’s Term Loan B debt at December 31, 2014 is $140.3 million. Interest on Term Loan B may be paid in cash at a 10.5% rate or paid-in-kind at a 15% interest rate. If Aventine elects paid-in-kind interest, the interest is capitalized at the end of each quarter. The maturity date for Term Loan B is September 24, 2017. Aventine has always elected paid-in-kind interest on its Term Loan B debt, and elected paid-in-kind interest for amounts due on December 31, 2014.  The Term Loan B is secured with substantially all of Aventine’s fixed assets and contains customary affirmative and negative covenants including but not limited to, meeting certain financial covenants including but not limited to maintaining a cash balance of $5 million. As of the date of this joint proxy statement/prospectus, Aventine is in compliance with its financial covenants.

Contractual Cash Obligations

In addition to Aventine’s long-term debt obligations, Aventine has certain other contractual cash obligations and commitments. The following table provides information regarding Aventine’s consolidated contractual obligations and approximate commitments as of December 31, 2014:

	Payment Due By Period
Contractual Cash Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Long-Term Debt Obligations (1)	$161.1	$1.7	$159.4	$–	$–
Operating Lease Obligations	45.3	18.5	19.6	7.0	0.2
Grain Purchase Obligations	3.8	3.8	–	–	–
Total Contractual Cash Obligations	$210.2	$24.0	$179.0	$7.0	$0.2

__________

(1)	Maturities of long term debt include the actual cash pay-off amount of the Term Loan B of $140.3 million at December 31, 2014. The actual debt pay-off amount is lower than the carrying value of Aventine’s debt at December 31, 2014 due to the troubled debt restructuring transaction that occurred in 2012, which required Aventine to account for the impact of debt forgiveness prospectively instead of taking an immediate write-down.

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Critical Accounting Policies

Aventine uses estimates and assumptions in preparing its financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Of the significant accounting policies described in the notes to Aventine’s financial statements, Aventine believes that the following are the most critical:

Revenue Recognition

Revenue from the sale of Aventine’s products is recognized at the time title to the product and all risks of ownership transfer to the customers. The time of transfer is defined in the specific sales agreement; however, it generally occurs upon shipment, loading of the products or when the customer picks up Aventine’s products. Collectability of revenue is reasonably assured based on historical evidence of collectability between Aventine and its customers. Interest income is recognized as earned.

The majority of sales are reported gross, inclusive of freight costs being paid to Aventine. Aventine recognizes freight costs in its cost of goods sold. When product is sold F.O.B plant and freight is paid by Aventine’s customer, Aventine excludes these costs from its financial statements.

Commodities Contracts, Derivative Instruments and Hedging Activities

Aventine evaluates contracts to determine whether the contracts are derivative instruments. Certain contracts that meet the definition of a derivative may be exempted from derivative accounting and treated as normal purchases or normal sales if documented as such. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in physical quantities expected to be used or sold over a reasonable period in the normal course of business.

Aventine enters into short-term cash, option and futures contracts as a means of securing corn and natural gas for its ethanol plants and managing exposure to changes in commodity and energy prices. Aventine also enters into derivative contracts to hedge its exposure to price risk as it relates to ethanol sales. As part of Aventine’s risk management process, Aventine uses futures and option contracts through regulated commodity exchanges or through over-the-counter markets to manage Aventine’s risk. All of Aventine’s derivatives, other than those excluded under the normal purchases and sales exclusion, are designated derivatives, with changes in fair value recognized in net income. Although these contracts are economic hedges of specified risks, they are not designated or accounted for as hedging instruments.

Realized and unrealized gains and losses related to derivative contracts related to corn, ethanol and natural gas are included as gain (loss) on derivative transactions in the accompanying financial statements. The fair values of these contracts are presented on the accompanying balance sheet as derivative financial instruments.

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Off-Balance Sheet Arrangements

Aventine currently has no off-balance sheet arrangements.

Effects of Inflation

The impact of inflation was not significant to Aventine’s financial condition or results of operations for the years ended December 31, 2014 and 2013.

Market Prices of and Dividends on Aventine Common Stock

Aventine common stock trades from time to time on the OTCBB under the symbol “AVRW” and in unreported transactions. As of May 1, 2015, Aventine common stock was held by approximately 53 stockholders of record. No cash dividends have been paid on Aventine common stock during the two most recent fiscal years, and Aventine does not intend to pay cash dividends on its common stock in the immediate future.

The following table sets forth the reported high and low sales prices of shares of Aventine common stock on the OTCBB. The high and low sales prices are based on intraday sales for the periods reported. There is a limited historic public trading market for Aventine’s common stock. This information has been obtained from the Bloomberg Professional service. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Price Range*
	High	Low
Year Ended December 31, 2014:
First Quarter (January 1 – March 31)	$30.00*	$10.10*
Second Quarter (April 1 – June 30)	$18.00*	$13.00*
Third Quarter (July 1 – September 30)	$14.00*	$8.75*
Fourth Quarter (October 1 – December 31)	$15.00*	$9.00*

Year Ended December 31, 2013:
First Quarter	$25.00*	$21.00*
Second Quarter	$21.00*	$21.00*
Third Quarter	$21.25*	$16.00*
Fourth Quarter	$12.00*	$7.50*

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* It should be noted that Aventine common stock is not listed on any exchanges and the daily trading volume of its common shares is very low in relation to the total number of shares issued and outstanding (as reported by The Bloomberg Professional service, the average daily trade volume for every quarter since Q1 2013 has been less than 1.5% of total shares issued and outstanding). Based on the stock transfer procedures outlined in Aventine’s Stockholders Agreement, Aventine is notified from time to time when shares subject to the terms of the Aventine Stockholders Agreement have traded that are not reported on the OTCBB. The actual transaction price of the shares and the actual average daily trading volume in these transactions are not provided to Aventine. As a result, trade information on the OTCBB may be unreliable and may not be indicative of the value of Aventine’s common stock at any particular point in time. Aventine stockholders should not solely rely on the trade information provided on the OTCBB in making a determination of the fair value of Aventine’s stock price and should review carefully the other information contained in this joint proxy statement/prospectus in considering whether to approve the respective proposals before them.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information with respect to the beneficial ownership of Aventine’s voting securities as of May 1, 2015, the date of the table, by:

•	each person known by Aventine to beneficially own more than 5% of the outstanding shares of its common stock;
•	each of Aventine’s directors;
•	each of Aventine’s current executive officers; and
•	all of Aventine’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities. To Aventine’s knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Shares of common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. Except as indicated by footnote, percentage of beneficial ownership is based on 14,204,240 shares of common stock issued and outstanding as of the date of the table. Except as otherwise indicated, the address of the stockholder is: c/o Aventine Renewable Energy Holdings, Inc., 1300 S. 2nd Street, Pekin, IL, 61554.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Candlewood Investment Group, LP(1) (4)	Common	8,439,978	59.42%
Credit Suisse Securities (USA) LLC(2) (4)	Common	1,862,023	13.11%
Midtown Acquisitions LP(3)	Common	929,101	6.54%
James Continenza	Common	0	0%
Kip Horton	Common	0	0%
Dennis Alt	Common	0	0%
Eric Hakmiller	Common	0	0%
Mark Beemer	Common	0	0%
Christopher A. Nichols	Common	0	0%
Brian Steenhard	Common	0	0%
John Valenti	Common	0	0%
Directors and Officers (8) as a Group	Common	0	0%

__________

(1)	Amount represents the shares of common stock held by each of Candlewood Financial Opportunities Master Fund, LP, Candlewood Financial Opportunities Fund, LLC, Candlewood Special Situations Master Fund, Ltd., CWD OC 522 Master Fund, Ltd., Flagler Master Fund SPC Ltd. – Class A Segregated Portfolio, Flagler Master Fund SPC Ltd. – Class B Segregated Portfolio and Candlewood Special Situations Fund, L.P. (collectively, the “Candlewood Funds”). Candlewood Investment Group, LP is the investment advisor to each of the Candlewood Funds and has voting and dispositive power with respect to the shares held by the Candlewood Funds. The address for Candlewood Investment Group, LP and each of the Candlewood Funds is c/o Candlewood Investment Group, 777 Third Avenue, Suite 19B, New York, New York 10017.
(2)	The address of Credit Suisse Securities (USA) LLC is 11 Madison Ave, 5th Floor, New York, NY 10010.
(3)	The address of Midtown Acquisitions LP is 65 East 55th Street, 19th Floor, New York, NY 10022.
(4)	Pacific Ethanol has entered into stockholders agreements with each of the Candlewood Funds and Credit Suisse Securities (USA) pursuant to which each such stockholder has agreed to vote their pro-rata share of 51% of Aventine’s issued and outstanding common stock in favor of the merger-related proposals.

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Equity Compensation Plan Information

The following table shows Aventine’s approved equity compensation plans approved by its stockholders and not approved by its stockholders as of December 31, 2014:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	–	–	–

Equity compensation plans not approved by security holders	3,140	$3.55	1,583
Total	3,140	$3.55	N/A

At December 31, 2014, Aventine maintained one stock-based compensation plan, the Aventine Renewable Energy Holdings, Inc. 2010 Equity Incentive Plan (sometimes referred to as the Aventine Plan). The amount shown in the first column above consists of 3,140 stock options granted under the Aventine Plan.

The Aventine Plan was adopted by the Aventine Board effective March 15, 2010, and has been deemed to satisfy all applicable federal and state law requirements and all listing standards of any securities exchange and no additional stockholder approval of the Aventine Plan has been obtained.

The Aventine Plan provides for the grant of awards in the form of stock options, restricted stock or units, stock appreciation rights and other equity-based awards to directors, officers, employees and consultants or advisors (and prospective directors, officers, employees and consultants or advisors) of Aventine or its affiliates at the discretion of the Aventine Board (or the compensation committee of the Aventine Board (sometimes referred to as the Aventine Compensation Committee). The term of awards granted under the Aventine Plan is determined by the Aventine Board or by the Aventine Compensation Committee, and cannot exceed ten years from the date of the grant. Unless terminated sooner, the Aventine Plan will continue in effect until March 15, 2020.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

On October 4, 2012, Aventine ceased voluntarily reporting with the Securities and Exchange Commission and became a private entity. On November 1, 2013 Aventine decided to change its auditing firms from Ernst & Young LLP to McGladrey LLP. Aventine did not have any disagreements with either auditing firm in 2014, 2013 or 2012.

Quantitative and Qualitative Disclosures About Market Risk

Aventine has adopted a Risk Management Policy to serve as the guideline for capturing, measuring, and reporting risk and enabling management to control the market risk exposure of Aventine. Under the policy, Aventine’s risk committee is responsible for identifying, considering and managing all of Aventine’s business risks, including agricultural and non-agricultural commodity price risk (procurement and selling prices); financial risk (interest rates), and other business risks.

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Aventine will be subject to ongoing market risks concerning long-term debt, the market price of corn, natural gas, ethanol and by-products. Aventine is currently exposed to the impact of market fluctuations associated with interest rates and commodity prices as discussed below.  From time to time, Aventine may purchase or sell corn, ethanol and natural gas futures and options to hedge a portion of the corn it anticipates it will need.  In addition, Aventine has contracted for future physical delivery of corn and sale of ethanol. At this time, Aventine does not expect to have exposure to foreign currency risk as it expects to conduct all of its business in U.S. dollars.

Commodity Price Risk

Aventine produces ethanol and by-products, including distillers grain, corn gluten meal and feed, corn germ and grain distillers dried yeast, from corn and its business is sensitive to changes in the prices of each of these commodities. In the ordinary course of business, Aventine may enter into various types of transactions involving financial instruments to manage and reduce the impact of changes in commodity prices, including price risk on anticipated purchases of corn, natural gas and the sale of ethanol. Aventine does not enter into derivatives or other financial instruments for trading or speculative purposes.

Aventine is subject to market risk with respect to the price and availability of corn, the principal raw material used to produce ethanol and ethanol by-products. The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade, and global demand and supply. Aventine has firm-price purchase commitments with some of its corn suppliers under which it agrees to buy corn at a stated price set in advance of the actual delivery of that corn. Under these arrangements, Aventine assumes the risk of a decrease in the market price of corn between the time this price is fixed and the time the corn is delivered.

Aventine is also subject to market risk with respect to ethanol pricing. Ethanol prices are sensitive to global and domestic ethanol supply, crude-oil supply and demand; crude-oil refining capacity and utilization; government regulation; and consumer demand for alternative fuels. Aventine’s ethanol sales are priced using contracts that can either be based upon a fixed price, the price of wholesale gasoline plus or minus a fixed amount or a market price at the time of shipment. Aventine sometimes fixes the price at which it sells ethanol using fixed price physical delivery contracts. Under these arrangements, Aventine assumes the risk of an increase in the market price of ethanol between the time this price is fixed and the time the ethanol is sold.

Distillers grain and other by-product prices are sensitive to various demand factors such as numbers of livestock on feed, prices for feed alternatives, and supply factors, primarily production by ethanol plants and other sources.

Aventine’s ethanol plants use natural gas in the ethanol production process and, as a result, the business is also sensitive to changes in the price of natural gas. The price of natural gas is influenced by such weather factors as extreme heat or cold in the summer and winter, or other natural events like hurricanes in the spring, summer and fall. Other natural gas price factors include North American exploration and production, and the amount of natural gas in underground storage during both the injection and withdrawal seasons.

Aventine attempts to reduce the market risk associated with fluctuations in the price of ethanol, corn and natural gas by employing a variety of risk management and hedging strategies. Strategies include the use of derivative financial instruments such as futures and options executed on the CBOT and/or the NYMEX, as well as the daily management of physical corn and natural gas procurement relative to each plants’ requirements for each commodity. The management of Aventine’s physical corn procurement and ethanol production may incorporate the use of forward fixed-price contracts and basis contracts.

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Recently, a sensitivity analysis was prepared to estimate Aventine’s exposure to ethanol, corn, distillers grain and natural gas price risk. Market risk related to these factors was estimated as the potential change in pre-tax income resulting from a hypothetical 10% adverse changes in prices of its expected corn and natural gas requirements, and ethanol and distillers grains output for a one-year period. This analysis excluded the impact of risk management activities that result from the use of fixed-price purchase and sale contracts and derivatives. The results of this analysis as of December 2014, which may differ from actual results, are as follows (in thousands):

Commodity	Estimated Total Volume for the Next 12 Months	Unit of Measure	Approximate Adverse Change to Income
Ethanol	289,946	Gallons	$45,049
Corn	105,351	Bushels	$28,001
Distillers grain	600	Tons*	$7,284
Natural Gas	10,512	MMBTU	$3,423

__________

* Distillers grain quantities are stated on an equivalent dried-ton basis.

Interest Rate Risk

Aventine is exposed to market risk from changes in interest rates. Exposure to interest rate risk results primarily from holding revolving loans that bear variable interest rates. Specifically, Aventine had $161.1 million outstanding in long-term debt as of December 31, 2014, of which $19.1 million was variable-rate in nature. Aventine estimates that a one percent (1%) change in the interest rate on the variable portion of its long-term debt would impact Aventine’s annual pre-tax earnings by approximately $0.2 million. The specifics of each note are discussed in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 71 of this joint proxy statement/prospectus.

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Supplemental Quarterly Information

The following table represents an unaudited review of the significant items for the results of operations on a quarterly basis for the years ended December 31, 2014, 2013 and 2012:

(Dollars in thousands, except per share data)	Three Months Ended March 31, 2014	Three Months Ended June 30, 2014	Three Months Ended September 30, 2014	Three Months Ended December 31, 2014
Revenues	$117,333	$145,455	$153,805	$171,435
Gross profit	15,536	23,807	21,709	15,673
Selling, general, and administrative expenses	3,426	7,313	4,141	16,508
Hedging and other expense (income)	13,595	(2,211)	1,914	502
Income (loss) from operations	(1,485)	18,705	15,654	(1,337)
Net income (loss)	(5,820)	14,748	9,910	(2,274)
Net income (loss) per share attributable to common stockholders - basic	$(2.47)	$6.26	$4.20	$(0.36)

(Dollars in thousands, except per share data)	Three Months Ended March 31, 2013	Three Months Ended June 30, 2013	Three Months Ended September 30, 2013	Three Months Ended December 31, 2013
Revenues	$121,393	$132,517	$110,463	$115,893
Gross profit (loss)	(1,768)	3,874	(3,043)	11,972
Selling, general, and administrative expenses	4,017	3,712	3,079	2,782
Hedging and other expense (income)	(266)	1,060	(265)	5,732
Income (loss) from operations	(5,519)	(898)	(5,857)	3,458
Net loss	(10,291)	(1,881)	(13,768)	(48,365)
Net income (loss) per share attributable to common stockholders - basic	$(4.37)	$(0.80)	$(5.85)	$(20.53)

(Dollars in thousands, except per share data)	Three Months Ended March 31, 2012	Three Months Ended June 30, 2012	Three Months Ended September 30, 2012	Three Months Ended December 31, 2012
Revenues	$155,310	$131,563	$87,145	$105,692
Gross loss	(2,146)	(8,501)	(7,270)	(6,253)
Selling, general, and administrative expenses	5,880	4,267	5,213	9,844
Hedging and other expenses (income)(1)	433	708	(243)	53
Loss from operations(1)	(8,459)	(13,476)	(12,240)	(16,150)
Net loss	(22,499)	(22,099)	(22,559)	(16,703)
Net loss per share attributable to common stockholders - basic	$(133.92)	$(131.54)	$(9.60)	$(7.09)

__________

(1)	Loss (gain) on derivatives has been reclassified in the above table for the years ending December 31, 2013 and 2012 to conform to the presentation adopted in the 2014 consolidated financial statements.

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INFORMATION ABOUT THE PACIFIC ETHANOL ANNUAL MEETING AND VOTE

Date, Time and Place of the Annual Meeting

These proxy materials are delivered in connection with the solicitation by the Pacific Ethanol Board of proxies to be voted at the Pacific Ethanol annual meeting, which is to be held at [●], at [●], a.m., local time, on [●], 2015. On or about [●], 2015 Pacific Ethanol commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY

OF PROXY MATERIALS FOR THE PACIFIC ETHANOL 2015 ANNUAL MEETING

OF STOCKHOLDERS TO BE HELD [●], 2015

This Joint Proxy Statement/Prospectus and Pacific Ethanol’s Annual Report on Form 10-K for the year ended December 31, 2014 are available at the website address at [●]. You are encouraged to access and review all of the important information contained in the proxy materials before voting. The Pacific Ethanol Annual Report is not to be regarded as proxy soliciting material or as a communication through which any solicitation of proxies is made.

Purpose of the Pacific Ethanol Annual Meeting

Pacific Ethanol stockholders will be asked to vote on the following proposals:

1.	To approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock pursuant to the Agreement and Plan of Merger, dated as of December 30, 2014, as amended on March 31, 2015, by and among Pacific Ethanol, Inc., AVR Merger Sub, Inc., and Aventine Renewable Energy Holdings, Inc. (sometimes referred to as the merger agreement). A copy of the merger agreement has been included as Annex A to this joint proxy statement/prospectus. In the merger, each share of Aventine common stock issued and outstanding immediately preceding the completion of the merger (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted into the right to receive, at the election of each Aventine stockholder, and subject to certain limitations in order to maintain the tax-free treatment of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder.

2.	To approve an amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock. A copy of the amendment to Pacific Ethanol’s Certificate of Incorporation has been included as Annex B to this joint proxy statement/prospectus.

3.	For holders of Pacific Ethanol Series B Preferred Stock only, to obtain the agreement of such holders not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations.

4.	To adjourn the annual meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve (i) the issuance of shares described in Proposal 1, (ii) the proposed amendment to Pacific Ethanol’s Certificate of Incorporation described in Proposal 2, and/or (iii) the agreement by the holders of Pacific Ethanol Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up described in Proposal 3.

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5.	To elect seven directors to serve on the Pacific Ethanol Board until the next annual meeting of stockholders and/or until their successors are duly elected and qualified. The nominees for election are William L. Jones, Neil M. Koehler, Terry L. Stone, John L. Prince, Douglas L. Kieta, Larry D. Layne and Michael D. Kandris.

6.	To cast a non-binding advisory vote to approve Pacific Ethanol’s executive compensation (“say-on-pay”).

7.	To ratify the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm for the year ending December 31, 2015.

8.	To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

It is a condition to completion of the merger that (i) holders of Pacific Ethanol common stock and holders of Pacific Ethanol Series B Preferred Stock approve Proposal 1 and Proposal 2, voting together as a single class (giving effect to the Preferred Voting Ratio), (ii) holders of Pacific Ethanol Series B Preferred Stock approve Proposal 1 and Proposal 2 voting as a separate class and (iii) holders of Pacific Ethanol Series B Preferred Stock agree to the matters described in Proposal 3.

In the merger, each issued and outstanding share of Aventine common stock (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted into the right to receive, at the election of the holder, pursuant to the terms of an election form to be distributed to all holders in advance of the special meeting and certain limitations in order to maintain the tax free treatment of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder subject to certain limitations to maintain the tax free treatment of the merger. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing.

The stockholders of Pacific Ethanol will continue to own their existing shares and the rights and privileges of their existing shares will not be affected by the merger. However, because Pacific Ethanol will be issuing new shares of Pacific Ethanol common stock and non-voting common stock to Aventine stockholders in the merger, the stockholders of Pacific Ethanol will experience dilution as a result of the issuance of shares in the merger and each outstanding share of Pacific Ethanol common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Pacific Ethanol common stock and non-voting common stock issued and outstanding after the merger. It is expected that Pacific Ethanol stockholders before the merger will hold approximately 58% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following completion of the merger. Thus, Pacific Ethanol stockholders before the merger will experience dilution in the amount of 42% as a result of the merger.

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Under NASDAQ Marketplace Rule 5635(a), a company listed on The NASDAQ Capital Market is required to obtain stockholder approval in connection with a merger with another company if the number of shares of common stock or securities convertible into common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. In addition, the issuance of Pacific Ethanol common stock and non-voting common stock in the merger may constitute a “change of control” for purposes of NASDAQ Marketplace Rule 5635(b). Whether a “change of control” exists under NASDAQ Marketplace Rule 5635(b) is a facts and circumstances determination that will be undertaken by NASDAQ based on an evaluation of certain factors, such as changes in Pacific Ethanol’s management, board of directors, voting power, ownership and financial structure as a result of the merger. If NASDAQ determines that the merger constitute a change of control of Pacific Ethanol, Pacific Ethanol will be required to submit a new original listing application with NASDAQ and comply with The NASDAQ Capital Market initial listing requirements.

Based upon the current number of issued and outstanding shares of Aventine common stock, if the merger is completed, it is estimated that an aggregate of approximately 17,755,300 shares of Pacific Ethanol common stock and non-voting common stock will be issued upon the closing of the merger, assuming no exercise or conversion of outstanding options and warrants. On an as converted basis, the aggregate number of shares of Pacific Ethanol common stock and non-voting common stock to be issued and issuable in connection with the merger will (i) exceed 20% of the shares of Pacific Ethanol common stock issued and outstanding on the record date for the Pacific Ethanol annual meeting, and (ii) may result in a “change of control” under NASDAQ Marketplace Rule 5635(b). For these reasons Pacific Ethanol must obtain the approval of Pacific Ethanol stockholders for the issuance of these securities to Aventine stockholders in the merger.

Record Date and Voting Power

Only stockholders of record as of the close of business on [●], 2015 will be entitled to notice of and to vote at the annual meeting or at any subsequent meeting due to an adjournment of the original meeting.

On the record date, Pacific Ethanol had two classes of voting stock, common stock and preferred stock, of which [●] shares of common stock were issued and outstanding and 926,942 shares of Series B Preferred Stock were issued and outstanding. Each outstanding share of common stock entitles the holder to one vote on all matters to be voted upon at the annual meeting (other than Proposal No. 3) and each outstanding share of Series B Preferred Stock entitles the holder to the number of votes equal to the number of shares of common stock into which each share of Series B Preferred Stock is convertible to, on matters at the annual meeting voted on with the common stock, voting together as a single class, and one vote on matters at the annual meeting voted on with only the Series B Preferred Stock, voting as a separate class.

A complete list of stockholders entitled to vote at the Pacific Ethanol annual meeting will be available for examination by any Pacific Ethanol stockholder at Pacific Ethanol’s headquarters, 400 Capitol Mall, Suite 2060, Sacramento, CA 95814, for purposes pertaining to the Pacific Ethanol annual meeting, during normal business hours for a period of ten days before the Pacific Ethanol annual meeting, and at the time and place of the Pacific Ethanol annual meeting.

Quorum and Voting Rights

A quorum is the number of shares that must be represented at a meeting to lawfully conduct business. The presence, in person or by proxy, of holders of a majority of the Pacific Ethanol common stock and Series B Preferred Stock (giving effect to the Preferred Voting Ratio) issued and outstanding and entitled to vote at the annual meeting constitutes a quorum for the transaction of business. Proxies received but marked as abstentions, if any, and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the Pacific Ethanol annual meeting for purposes of determining a quorum. As of the record date, a total of [●] shares of common stock and 926,942 shares of Series B Preferred Stock were outstanding and eligible to vote at the Pacific Ethanol annual meeting. The presence of [●] shares, consisting of outstanding common stock and Series B Preferred Stock (giving effect to the Preferred Voting Ratio) will constitute a quorum.

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Required Vote

To approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock in the merger (Proposal 1), the affirmative vote of (i) the holders of a majority of shares of Pacific Ethanol common stock and Series B Preferred Stock, present in person or represented by proxy at the annual meeting, voting together as a single class and entitled to vote (giving effect to the Preferred Voting Ratio) and (ii) the holders of a majority of the outstanding shares of Series B Preferred Stock voting as a separate class and entitled to vote, is required. Although failure to submit a proxy or vote in person at the annual meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will not affect the outcome of the vote on the proposal to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock with respect to the vote of the shares of Pacific Ethanol common stock and Series B Preferred Stock voting together as a single class (giving effect to the Preferred Voting Ratio), the failure to submit a proxy or vote in person at the annual meeting will make it more difficult to meet the requirement under Pacific Ethanol’s bylaws that the holders of a majority of the Pacific Ethanol capital stock issued and outstanding and entitled to vote at the annual meeting be present in person or by proxy to constitute a quorum at the annual meeting. Because the Series B Preferred Stock approval is based on the affirmative vote of a majority of the outstanding Pacific Ethanol Series B Preferred Stock entitled to vote, a Pacific Ethanol Series B Preferred Stock stockholder’s failure to vote in person or by proxy at the annual meeting, or an abstention from voting will have the same effect as a vote “AGAINST” adoption of this proposal.

To approve the amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock (Proposal 2), the affirmative vote of a majority of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class and entitled to vote (giving effect to the Preferred Voting Ratio) and (ii) the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class and entitled to vote, is required for such proposal. Because approval is based on the affirmative vote of a majority of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock entitled to vote, a Pacific Ethanol stockholder’s failure to vote in person or by proxy at the annual meeting, or an abstention from voting, or the failure of a holder of Pacific Ethanol common stock who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” adoption of this proposal.

For the holders of Pacific Ethanol Series B Preferred stock to agree not to treat the merger as a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to its Series B Preferred Stock (Proposal 3), the affirmative vote of holders of at least 66-2/3% of the outstanding shares of Series B Preferred Stock, entitled to vote thereon, is required for such treatment. Holders of Pacific Ethanol common stock are not entitled to vote on this proposal.

To approve the adjournment of the annual meeting, if necessary or advisable to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the annual meeting (Proposal 4), the affirmative vote of the holders of a majority of shares of Pacific Ethanol common stock and Series B Preferred Stock voting together as a single class, entitled to vote thereon (giving effect to the Preferred Voting Ratio), if a quorum is present, is required. The chairman of the meeting may also (regardless of the outcome of the stockholder vote on adjournment) adjourn the meeting to another place, date and time. If a quorum is not present, a majority of the voting stock represented in person or by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. Shares held by stockholders who are not present at the annual meeting in person or by proxy will have no effect on the outcome of any vote to adjourn the annual meeting. Broker non-votes will have no effect on the outcome of any vote to adjourn the annual meeting if a quorum is present but will have the same effect as a vote “AGAINST” if no quorum is present. Abstentions from voting will have the same effect as a vote “AGAINST” adjourning the annual meeting.

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The seven nominees receiving the highest number of affirmative votes of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, present at the annual meeting in person or by proxy and entitled to vote, will be elected as directors to serve until the next annual meeting of stockholders and/or until their successors are duly elected and qualified (Proposal 5). Votes against a candidate, abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present for this proposal, but will not be included in the vote totals for this proposal and, therefore, will have no effect on the vote. Pacific Ethanol has adopted corporate governance guidelines that implement a majority voting standard for uncontested elections of directors—that is, an election where the only nominees are those recommended by the Pacific Ethanol Board. Notwithstanding that a nominee may be within the group of seven nominees receiving the highest number of affirmative votes, as determined above, if an incumbent nominee for director in an uncontested election receives a greater number of votes against his or her election than votes for his or her election (sometimes referred to as a Majority Against Vote), Pacific Ethanol’s corporate governance guidelines require that the nominee promptly tender his or her resignation following certification of the vote. Pacific Ethanol’s Nominating and Corporate Governance Committee will promptly consider the tendered resignation and recommend to the full Pacific Ethanol Board whether to accept the tendered resignation or take other action, such as rejecting the tendered resignation and addressing the apparent underlying causes of the Majority Against Vote. In making this recommendation, Pacific Ethanol’s Nominating and Corporation Governance Committee will consider all factors deemed relevant, including the underlying ascertainable reasons why stockholders voted against the director, the length of service and qualifications of the director, the director’s contributions to Pacific Ethanol, whether by accepting the resignation Pacific Ethanol will no longer be in compliance with any applicable law, rule, regulation or governing document, and whether or not accepting the resignation is in the best interests of Pacific Ethanol and its stockholders. Any director who tenders his or her resignation under these guidelines is not to participate in the Nominating and Corporate Governance Committee recommendation or the Pacific Ethanol Board consideration regarding whether or not to accept the tendered resignation. Pacific Ethanol will promptly and publicly disclose the Pacific Ethanol’s Board’s decision and process in a report filed with or furnished to the Securities and Exchange Commission.

To approve the advisory (non-binding) resolution to approve the compensation paid to Pacific Ethanol’s named executive officers (Proposal 6), as disclosed in this joint proxy statement/prospectus, the affirmative vote of the holders of a majority of shares of Pacific Ethanol common stock and Series B Preferred Stock voting together as a single class, present at the annual meeting in person or by proxy and entitled to vote thereon (giving effect to the Preferred Voting Ratio), if a quorum is present, is required. Shares held by stockholders who are not present at the annual meeting in person or by proxy will have no effect on the outcome of any vote to this “say-on-pay” proposal. Abstentions from voting will have the same effect as a vote “AGAINST” this “say-on-pay” proposal. Broker non-votes will be counted for purposes of determining whether a quorum is present, but will not be included in the vote total for this proposal and, therefore, will have no effect on the vote. The “say-on-pay vote” is advisory, and therefore not binding on Pacific Ethanol, or its Compensation Committee or the Pacific Ethanol Board. The vote will provide the Compensation Committee and the Pacific Ethanol Board with information relating to the opinions of its stockholders which the Compensation Committee will consider as it makes determinations with respect to future action regarding executive compensation and the executive compensation program.

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The ratification of the appointment of Pacific Ethanol’s independent registered public accounting firm (Proposal 7) requires the affirmative votes of a majority of the votes of the shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, present at the annual meeting in person or by proxy and entitled to vote thereon (giving effect to the Preferred Voting Ratio), if a quorum is present, is required. Shares held by stockholders who are not present at the annual meeting in person or by proxy will have no effect on the outcome of any vote on the ratification of the appointment of Pacific Ethanol’s independent registered public accounting firm. Abstentions from voting will have the same effect as a vote “AGAINST” the ratification of the appointment of Pacific Ethanol’s independent registered public accounting firm.

Broker Non-Votes

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.” Broker non-votes, if any, will be counted as being present at the annual meeting for purposes of determining a quorum, but will not be voted on those matters for which specific authorization is required. Under the current rules of The NASDAQ Stock Market, brokers do not have discretionary authority to vote on the proposal to issue the Pacific Ethanol common stock and non-voting common stock, the proposal to amend Pacific Ethanol’s Certificate of Incorporation, the proposal to adjourn the annual meeting, the election of directors, or the proposal to approve Pacific Ethanol’s executive compensation. Therefore, if you do not provide voting instruction to your broker, your shares will not be voted on the proposal to issue the Pacific Ethanol common stock and non-voting common stock, the proposal to adopt the Certificate of Amendment, the proposal to adjourn the annual meeting, the election of directors, or the proposal to approve Pacific Ethanol’s executive compensation. A broker non-vote will have no effect on the outcome of the proposal to issue the Pacific Ethanol common stock and non-voting common stock. A broker non-vote will have the same effect as a vote “AGAINST” the amendment to Pacific Ethanol’s Certificate of Incorporation. A broker non-vote will have no effect on the outcome of any vote on the proposal to adjourn the annual meeting if a quorum is present but will have the same effect as a vote “AGAINST” if no quorum is present. A broker non-vote will have no effect on the outcome of the election of directors or the proposal to approve Pacific Ethanol’s executive compensation.

Abstentions; Non-Voting

For the proposal to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement, if you abstain on the proposal, your shares will be counted as a vote cast, and, therefore, will have the same effect as a vote “AGAINST” such proposal. With respect to the vote of Pacific Ethanol common stock and Series B Preferred Stock voting together as a single class (giving effect to the Preferred Voting Ratio), a failure to submit a proxy is not counted as a vote cast, and as such, will not otherwise have an effect on the outcome of the vote for the proposal, but it will make it more difficult to meet the requirement under Pacific Ethanol’s bylaws that the holders of a majority of the Pacific Ethanol capital stock issued and outstanding and entitled to vote at the annual meeting be present in person or by proxy to constitute a quorum at the annual meeting.

For Series B Preferred Stock, for the proposal to approve the issuance of the Pacific Ethanol common stock and non-voting common stock, an abstention on the proposal or failure to submit a proxy will have the same effect as a vote “AGAINST” such proposal only with respect to the separate class vote of the Series B Preferred Stock.

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For the proposal to approve the amendment to Pacific Ethanol’s Certificate of Incorporation as contemplated by the merger agreement, an abstention on the proposal or failure to submit a proxy will have the same effect as a vote “AGAINST” such proposal.

For the proposal to be voted on by holders of Pacific Ethanol’s Series B Preferred Stock only, to approve not treating the merger as a liquidation, dissolution or winding up within the meaning of the Certificate of Designations, Powers, Preferences and Rights relating to the Series B Preferred Stock, an abstention or a failure to submit the proxy card sent separately to the holders of Pacific Ethanol’s Series B Preferred Stock will have the same effect as a vote “AGAINST” such proposal.

For the proposal to adjourn the Pacific Ethanol annual meeting, if necessary or advisable, an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to submit a proxy or vote in person at the annual meeting will not have an effect on the outcome of the vote on the proposal.

The election of directors will be determined by the seven nominees receiving the highest number of affirmative votes of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class. Abstentions or a failure to submit a proxy will have no effect on the outcome of the election of nominees for director.

For the non-binding advisory vote to approve Pacific Ethanol’s executive compensation (“say-on-pay”) an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

For the proposal to ratify the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm for 2015, an abstention will have the same effect as a vote cast “AGAINST” such proposal. A failure to submit a proxy will not have an effect on the outcome of the vote for the proposal.

Appraisal Rights; Trading of Shares

Under Delaware law, Pacific Ethanol stockholders are not entitled to appraisal rights in connection with the issuance of shares of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement. It is anticipated that shares of Pacific Ethanol common stock will continue to be traded on The NASDAQ Capital Market during the pendency of and following the effectiveness of the merger. Shares of Pacific Ethanol non-voting common stock will not trade on any stock exchange. Pacific Ethanol’s corporate status will not change because the merger is being consummated between one of its subsidiaries and Aventine.

Shares Beneficially Owned by Pacific Ethanol Directors and Executive Officers

Pacific Ethanol’s directors and executive officers beneficially owned [●] shares of Pacific Ethanol common stock on [●], 2015, the record date for the annual meeting. These shares represent in total [●]% of the total voting power of Pacific Ethanol’s voting securities outstanding and entitled to vote as of the record date. Pacific Ethanol currently expects that Pacific Ethanol’s directors and executive officers will vote their shares “FOR” all the proposals to be voted on at the annual meeting, although none of them has entered into any agreements obligating them to do so.

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Voting of Shares; Proxies

Stockholders of record may vote in person by ballot at the annual meeting or by submitting their proxies:

•	by telephone, by calling the toll-free number [●] and following the recorded instructions;

•	by accessing the Internet website www.proxyvote.com and following the instructions on the website; or

•	by mail, by indicating your vote on each proxy card you receive, signing and dating each proxy card returning each proxy card in the prepaid envelope that accompanied that proxy card.

The internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded.

Stockholders of Pacific Ethanol who hold their shares in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Holders of Pacific Ethanol Series B Preferred Stock will receive a separate proxy card, that varies slightly from the proxy card sent to holders of Pacific Ethanol common stock, which includes Proposal 3, a proposal to be voted on by holders of Pacific Ethanol Series B Preferred Stock, only.

Only proxy cards and voting instruction forms that have been signed, dated and timely returned, and only shares that have been timely voted electronically or by telephone will be counted in the quorum and voted. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time, [●], [●], 2015.

Stockholders who vote over the Internet or by telephone need not return a proxy card or voting instruction form by mail, but may incur costs, such as usage charges, from telephone companies or Internet service providers.

Pacific Ethanol recommends you submit your proxy even if you plan to attend the annual meeting. If you properly give your proxy and submit it to Pacific Ethanol in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. If you attend the annual meeting, you may vote by ballot, thereby cancelling any proxy previously submitted. If you hold your shares in “street name,” you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares in order to vote in person at the annual meeting. You may vote for or against the proposals or abstain from voting.

All votes will be tabulated by the inspector of elections appointed for the annual meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

If you are a stockholder of record and submit your proxy but do not make specific choices, your proxy will follow the Pacific Ethanol Board’s recommendations and your shares will be voted:

•	“FOR” the proposal to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement.

•	“FOR” the proposal to amend Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock.

•	For holders of Pacific Ethanol Series B Preferred Stock, “TO AGREE” not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations.

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•	“FOR” the proposal to adjourn the annual meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve the above matters.

•	“FOR” the election of each of the nominees set forth in this joint proxy statement/prospectus to the Pacific Ethanol Board.

•	“FOR” the approval of Pacific Ethanol’s executive compensation.

•	“FOR” the proposal to ratify of the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm for the year ending December 31, 2015.

If your shares are held in street name and you do not specify how the shares represented thereby are to be voted, your broker may exercise its discretionary authority to vote on Proposal 7.

Revocability of Proxies and Changes to a Pacific Ethanol Stockholder’s Vote

A Pacific Ethanol stockholder has the power to change its vote at any time before its shares are voted at the annual meeting by:

•	notifying Pacific Ethanol’s Corporate Secretary, Christopher W. Wright, Esq., in writing at 400 Capitol Mall, Sacramento, CA 95814, prior to the Pacific Ethanol annual meeting that you are revoking your proxy;

•	executing and delivering a later dated proxy card or submitting a later dated vote by telephone or on the Internet; or

•	by attending the Pacific Ethanol annual meeting and voting your shares in person.

However, if your shares held in “street name” through a brokerage firm, bank, nominee, fiduciary or other custodian, you must check with your brokerage firm, bank, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Solicitation of Proxies

The solicitation of proxies from Pacific Ethanol stockholders is made on behalf of the Pacific Ethanol Board. Pacific Ethanol will be responsible for all fees paid to the Securities and Exchange Commission and the costs of soliciting Pacific Ethanol stockholders and obtaining these proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Pacific Ethanol officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Pacific Ethanol has engaged the firm of Georgeson Inc. to assist Pacific Ethanol in the distribution and solicitation of proxies from Pacific Ethanol stockholders and will pay Georgeson Inc. an estimated fee of $12,500 plus out-of-pocket expenses for its services. Aventine will pay the costs of soliciting and obtaining its proxies and all other expenses related to the Aventine special meeting.

Other Business; Adjournments

Pacific Ethanol is not currently aware of any other business to be acted upon at the Pacific Ethanol annual meeting. If, however, other matters are properly brought before the annual meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

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Any adjournment may be made from time to time by the affirmative vote of the holders of a majority of the shares represented at the Pacific Ethanol annual meeting in person or by proxy and entitled to vote thereat and, whether or not a quorum is present, without further notice other than by announcement at the meeting.

If the annual meeting is adjourned to a different place, date or time, Pacific Ethanol need not give notice of the new place, date or time if the new place, date or time is announced at the meeting before adjournment, unless a new record date is set for the meeting. The Pacific Ethanol Board may fix a new record date if the meeting is adjourned. Proxies submitted by Pacific Ethanol stockholders for use at the annual meeting will be used at any adjournment or postponement of the meeting. Unless the context otherwise requires, references to the Pacific Ethanol annual meeting in this joint proxy statement/prospectus are to such annual meeting as adjourned or postponed.

Attending the Meeting

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [●] a.m., local time.

Proposal 1

Approval of the Issuance of Shares of Pacific Ethanol Common Stock

and Non-Voting Common Stock in the Merger

At the Pacific Ethanol annual meeting, holders of Pacific Ethanol common stock and Series B Preferred Stock will be asked to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock pursuant to the merger agreement. Holders of Pacific Ethanol common stock and Series B Preferred Stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Required Vote of Stockholders

Based upon the current number of issued and outstanding shares of Aventine common stock, if the merger is completed, it is estimated that an aggregate of approximately 17,755,300 shares of Pacific Ethanol common stock and non-voting common stock will be issued upon the closing of the merger, assuming no exercise or conversion of outstanding options and warrants. On an as converted basis, the aggregate number of shares of Pacific Ethanol common stock and non-voting common stock to be issued and issuable in connection with the merger will (i) exceed 20% of the shares of Pacific Ethanol common stock issued and outstanding on the record date for the Pacific Ethanol annual meeting, and (ii) may result in a “change of control” under NASDAQ Marketplace Rule 5635(b). For these reasons Pacific Ethanol must obtain the approval of Pacific Ethanol stockholders for the issuance of these securities to Aventine stockholders in the merger.

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To approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock in the merger (this Proposal 1), the affirmative vote of (i) if a quorum is present at the annual meeting, the holders of a majority of shares of Pacific Ethanol common stock and Series B Preferred Stock, present in person or represented by proxy at the annual meeting, voting together as a single class and entitled to vote (giving effect to the Preferred Voting Ratio) and (ii) the holders of a majority of the outstanding shares of Series B Preferred Stock voting as a separate class and entitled to vote, is required. Although failure to submit a proxy or vote in person at the annual meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will not affect the outcome of the vote on the proposal to approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock with respect to the vote of the shares of Pacific Ethanol common stock and Series B Preferred Stock voting together as a single class (giving effect to the Preferred Voting Ratio), the failure to submit a proxy or vote in person at the annual meeting will make it more difficult to meet the requirement under Pacific Ethanol’s bylaws that the holders of a majority of the Pacific Ethanol capital stock issued and outstanding and entitled to vote at the annual meeting be present in person or by proxy to constitute a quorum at the annual meeting. Because the Series B Preferred Stock approval is based on the affirmative vote of a majority of the outstanding Pacific Ethanol Series B Preferred Stock entitled to vote, a Pacific Ethanol Series B Preferred Stock stockholder’s failure to vote in person or by proxy at the annual meeting, or an abstention from voting, will have the same effect as a vote “AGAINST” adoption of this proposal.

Recommendation of the Pacific Ethanol Board

THE PACIFIC ETHANOL BOARD unanimously recommends a vote “FOR” the Approval of the issuance of shares of pacific ethanol common stock and non-voting common stock pursuant to the merger agreement.

Proposal 2

Approval of the Amendment to Pacific Ethanol’s Certificate of

Incorporation to Authorize a Class of Non-Voting Common Stock

At the Pacific Ethanol annual meeting, holders of Pacific Ethanol common stock and Series B Preferred Stock will be asked to approve the amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock in connection with the merger. Holders of Pacific Ethanol common stock and Series B Preferred Stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and merger. A copy of the amendment to Pacific Ethanol’s Certificate of Incorporation is attached to this joint proxy statement/prospectus as Annex B.

Required Vote of Stockholders

Approval of an amendment to Pacific Ethanol’s Certificate of Incorporation to create a class of non-voting common stock (this Proposal 2) is one of the conditions to the consummation of the merger. Pacific Ethanol non-voting common stock is a type of merger consideration Aventine stockholders may elect; thus, Pacific Ethanol must amend its Certificate of Incorporation to create this class of non-voting common stock. Shares of Pacific Ethanol non-voting common stock are the same in all respects to shares of Pacific Ethanol’s common stock except that holders of shares of non-voting common stock are not entitled to vote on matters submitted to Pacific Ethanol stockholders and shares of non-voting common stock are convertible into shares of common stock on a one-for-one basis no earlier than sixty-one days after such holder provides a notice of conversion to Pacific Ethanol.

To approve the amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock (this Proposal 2), the affirmative vote of a majority of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class and entitled to vote (giving effect to the Preferred Voting Ratio) and (ii) the holders of a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class and entitled to vote, is required for such proposal. Because approval is based on the affirmative vote of a majority of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock entitled to vote, a Pacific Ethanol stockholder’s failure to vote in person or by proxy at the annual meeting, or an abstention from voting, or the failure of a holder of Pacific Ethanol common stock who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” adoption of this proposal.

Recommendation of the Pacific Ethanol Board

THE PACIFIC ETHANOL BOARD unanimously recommends a vote “FOR” the Approval of the AMEndment to pacific ethanol’s certificate of incorporation to create a class of non-voting common stock.

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Proposal 3

Agreement of Holders of Pacific Ethanol Series B Preferred Stock Not

to Treat the Merger as a Liquidation, Dissolution or Winding Up Within

the Meaning of Pacific Ethanol’s Certificate of Designations, Powers,

Preferences and Rights Relating to Pacific Ethanol’s

Series B Preferred Stock

At the Pacific Ethanol annual meeting, holders of Pacific Ethanol Series B Preferred Stock will be asked to agree not to treat the merger as a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to Pacific Ethanol’s Series B Preferred Stock. Holders of Pacific Ethanol Series B Preferred Stock will receive a separate proxy card, that varies slightly from the proxy card sent to holders of Pacific Ethanol common stock, which includes Proposal 3, a proposal to be voted on by holders of Pacific Ethanol Series B Preferred Stock only. Holders of Pacific Ethanol Series B Preferred Stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and merger.

Required Vote of Stockholders

The merger may be considered a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to Pacific Ethanol’s Series B Preferred Stock. An agreement by the holders of Pacific Ethanol Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to Pacific Ethanol’s Series B Preferred Stock (this Proposal 3) is one of the conditions to the consummation of the merger.

For the holders of Pacific Ethanol Series B Preferred stock to agree not to treat the merger as a liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to its Series B Preferred Stock (this Proposal 3), the affirmative vote of holders of at least 66-2/3% of the outstanding shares of Series B Preferred Stock, entitled to vote thereon, is required for such treatment. Holders of Pacific Ethanol common stock are not entitled to vote on this proposal.

Recommendation of the Pacific Ethanol Board

THE PACIFIC ETHANOL BOARD unanimously recommends TO HOLDERS OF PACIFIC ETHANOL SERIES B PREFERRED STOCK a vote “FOR” the AGREEMENT OF HOLDERS OF PACIFIC ETHANOL SERIES B PREFERRED STOCK NOT TO TREAT THE MERGER AS A liquidation, dissolution or winding up within the meaning of Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights relating to PACIFIC ETHANOL’s Series B Preferred Stock.

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Proposal 4

Approval to adjourn the ANNUAL meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the ANNUAL meeting to approve (i) the issuance of shares described in Proposal 1, (ii) the proposed amendment to Pacific Ethanol’s Certificate of Incorporation described in

Proposal 2, and/or (iii) the agreement by the holders of Pacific Ethanol

Series B Preferred Stock not to treat the merger as a liquidation,

dissolution or winding up described in Proposal 3.

At the Pacific Ethanol annual meeting, holders of Pacific Ethanol common stock and Series B Preferred Stock will be asked to approve the adjournment of the annual meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve (i) the issuance of shares described in Proposal 1, (ii) the proposed amendment to Pacific Ethanol’s Certificate of Incorporation described in Proposal 2, and/or (iii) the agreement by the holders of Pacific Ethanol Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up described in Proposal 3.

Required Vote of Stockholders

To approve the adjournment of the annual meeting, if necessary or advisable to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the annual meeting (this Proposal 4), the affirmative vote of the holders of a majority of shares of Pacific Ethanol common stock and Series B Preferred Stock voting together as a single class, entitled to vote thereon (giving effect to the Preferred Voting Ratio), if a quorum is present, is required. The chairman of the meeting may also (regardless of the outcome of the stockholder vote on adjournment) adjourn the meeting to another place, date and time. If a quorum is not present, a majority of the voting stock represented in person or by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. Shares held by stockholders who are not present at the annual meeting in person or by proxy will have no effect on the outcome of any vote to adjourn the annual meeting. Broker non-votes will have no effect on the outcome of any vote to adjourn the annual meeting if a quorum is present but will have the same effect as a vote “AGAINST” if no quorum is present. Abstentions from voting will have the same effect as a vote “AGAINST” adjourning the annual meeting.

Recommendation of the Pacific Ethanol Board

THE PACIFIC ETHANOL BOARD unanimously recommends a vote “FOR” the Approval to adjourn the ANNUAL meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the ANNUAL meeting to approve (i) the issuance of shares described in Proposal 1, (ii) the proposed amendment to Pacific Ethanol’s Certificate of Incorporation described in Proposal 2, and/or (iii) the agreement by the holders of Pacific Ethanol Series B Preferred Stock not to treat the merger as a liquidation, dissolution or winding up described in Proposal 3.

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Proposal 5

Election of Directors

Pacific Ethanol’s bylaws provide for seven directors unless otherwise changed by resolution of the Pacific Ethanol Board. Directors are elected annually and hold office until the next annual meeting of stockholders and/or until their respective successors are duly elected and qualified. Stockholders who desire to nominate any person for election to the Pacific Ethanol Board must comply with Pacific Ethanol’s bylaws, including the advance notice bylaw provisions relating to the nomination of persons for election to the Pacific Ethanol Board. See “Information About The Pacific Ethanol Board, Pacific Ethanol Board Committees and Related Matters—Board Committees and Meetings—Nominating and Corporate Governance Committee” below. It is intended that the proxies solicited by the Pacific Ethanol Board will be voted “FOR” election of the following seven nominees unless a contrary instruction is made on the proxy: William L. Jones, Neil M. Koehler, Terry L. Stone, John L. Prince, Douglas L. Kieta, Larry D. Layne and Michael D. Kandris. If, for any reason, one or more of the nominees is unavailable as a candidate for director, an event that is not expected, the person named in the proxy will vote for another candidate or candidates nominated by the Nominating and Corporate Governance Committee. However, under no circumstances may a proxy be voted in favor of a greater number of persons than the number of nominees named above. All of the nominees for director are, at present, directors of Pacific Ethanol and have been nominated by Pacific Ethanol’s Nominating and Corporate Governance Committee and ratified by the full Pacific Ethanol Board.

Required Vote of Stockholders

The seven nominees receiving the highest number of affirmative votes of the outstanding shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, present at the annual meeting in person or by proxy and entitled to vote, will be elected as directors to serve until the next annual meeting of stockholders and/or until their successors are duly elected and qualified. Votes against a candidate, abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present for this proposal, but will not be included in the vote totals for this proposal and, therefore, will have no effect on the vote.

Majority Voting Guidelines

Pacific Ethanol has adopted corporate governance guidelines that implement a majority voting standard for uncontested elections of directors—that is, an election where the only nominees are those recommended by the Pacific Ethanol Board. Notwithstanding that a nominee may be within the group of seven nominees receiving the highest number of affirmative votes, as determined above, if an incumbent nominee for director in an uncontested election receives a Majority Against Vote, the Pacific Ethanol corporate governance guidelines require that the nominee promptly tender his or her resignation following certification of the vote. Pacific Ethanol’s Nominating and Corporate Governance Committee will promptly consider the tendered resignation and recommend to the full Pacific Ethanol Board whether to accept the tendered resignation or take other action, such as rejecting the tendered resignation and addressing the apparent underlying causes of the Majority Against Vote.

In making this recommendation, the Pacific Ethanol Nominating and Corporation Governance Committee will consider all factors deemed relevant, including the underlying ascertainable reasons why stockholders voted against the director, the length of service and qualifications of the director, the director’s contributions to Pacific Ethanol, whether by accepting the resignation Pacific Ethanol will no longer be in compliance with any applicable law, rule, regulation or governing document, and whether or not accepting the resignation is in the best interests of Pacific Ethanol and its stockholders. Any director who tenders his or her resignation under these guidelines is not to participate in the Nominating and Corporate Governance Committee recommendation or Pacific Ethanol Board consideration regarding whether or not to accept the tendered resignation. Pacific Ethanol will promptly and publicly disclose the Pacific Ethanol Board’s decision and process in a report filed with or furnished to the Securities and Exchange Commission.

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Recommendation of the Pacific Ethanol Board

THE PACIFIC ETHANOL BOARD unanimously recommends a vote “FOR” the election of EACH OF the SEVEN director nominees listed above.

Information About the Pacific Ethanol Board, Pacific Ethanol Board Committees and Related Matters

Directors

The following table sets forth certain information regarding Pacific Ethanol directors as of May 1, 2015:

Name	Age	Position(s) Held
William L. Jones(1)	65	Chairman of the Board and Director
Neil M. Koehler	57	Chief Executive Officer, President and Director
Michael D. Kandris	67	Chief Operating Officer and Director
Terry L. Stone(2)	65	Director
John L. Prince(3)	72	Director
Douglas L. Kieta(3)	72	Director
Larry D. Layne(4)	74	Director
__________

(1)	Member of the Audit Committee.
(2)	Member of the Audit and Compensation Committees.
(3)	Member of the Compensation and Nominating and Corporate Governance Committees.
(4)	Member of the Audit, Compensation and Nominating and Corporate Governance Committees.

Experience and Background

The biographies below describe the skills, qualities and attributes and business experience of each of the directors, including the capacities in which they served during the past five years:

William L. Jones has served as Chairman of the Pacific Ethanol Board, and as a director, since March 2005. Mr. Jones is a co-founder of Pacific Ethanol California, Inc. (sometimes referred to as PEI California), which is one of Pacific Ethanol’s predecessors, and served as Chairman of the Board of PEI California since its formation in January 2003 through March 2004, when he stepped off the board of directors of PEI California to focus on his candidacy for one of California’s United States Senate seats. Mr. Jones was California’s Secretary of State from 1995 to 2003. Since May 2002, Mr. Jones has also been the owner of Tri-J Land & Cattle, a diversified farming and cattle company in Fresno County, California. Mr. Jones has a B.A. degree in Agribusiness and Plant Sciences from California State University, Fresno.

Mr. Jones’s qualifications to serve on the Pacific Ethanol Board include:

•	co-founder of PEI California;
•	knowledge gained through his extensive work as Pacific Ethanol’s Chairman since Pacific Ethanol’s inception in 2005;
•	extensive knowledge of and experience in the agricultural and feed industries, as well as a deep understanding of operations in political environments; and
•	background as an owner of a farming company in California, and his previous role in the California state government.

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Neil M. Koehler has served as Chief Executive Officer, President and as a director since March 2005. Mr. Koehler is a co-founder of PEI California and served as its Chief Executive Officer since its formation in January 2003 and as a member of its board of directors from March 2004 until its dissolution in March 2012. Prior to his association with PEI California, Mr. Koehler was the co-founder and General Manager of Parallel Products, one of the first ethanol production facilities in California, which was sold to a public company in 1997. Mr. Koehler was also the sole manager and sole limited liability company member of Kinergy, which he founded in September 2000, and which is one of Pacific Ethanol’s wholly-owned subsidiaries. Mr. Koehler has over 30 years of experience in the ethanol production, sales and marketing industry in the Western United States. Mr. Koehler is a Director of the RFA and is a nationally-recognized speaker on the production and marketing of renewable fuels. Mr. Koehler has a B.A. degree in Government from Pomona College.

Mr. Koehler’s qualifications to serve on the Pacific Ethanol Board include:

•	day-to-day leadership experience as Pacific Ethanol’s current President and Chief Executive Officer provides Mr. Koehler with intimate knowledge of Pacific Ethanol operations;
•	extensive knowledge of and experience in the ethanol production, sales and marketing industry, particularly in the Western United States;
•	prior leadership experience with other companies in the ethanol industry; and
•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities.

Michael D. Kandris has served as a director since June 2008 and as Pacific Ethanol’s Chief Operating Officer since January 6, 2013. Mr. Kandris served as an independent contractor with supervisory responsibility for ethanol plant operations, under the direction of Pacific Ethanol’s Chief Executive Officer, from January 1, 2012 to January 5, 2013. Mr. Kandris was President, Western Division of Ruan Transportation Management Systems from November 2007 until his retirement in September 2009. From January 2000 to November 2007, Mr. Kandris served as President and Chief Operating Officer of Ruan Transportation Management Systems, where he had overall responsibility for all operations, finance and administrative functions. Mr. Kandris has 30 years of experience in all modes of transportation and logistics. Mr. Kandris served on the Executive Committee of the American Trucking Association and as a board member for the National Tank Truck Organization until his retirement from Ruan Transportation Management Systems in September 2009. Mr. Kandris has a B.S. degree in Business from California State University, Hayward.

Mr. Kandris’ qualifications to serve on the Pacific Ethanol Board include:

•	extensive experience in various executive leadership positions;
•	extensive experience in rail and truck transportation and logistics; and
•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities.

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Terry L. Stone has served as a director since March 2005. Mr. Stone is a Certified Public Accountant with over thirty years of experience in accounting and taxation. He has been the owner of his own accountancy firm since 1990 and has provided accounting and taxation services to a wide range of industries, including agriculture, manufacturing, retail, equipment leasing, professionals and not-for-profit organizations. Mr. Stone has served as a part-time instructor at California State University, Fresno, teaching classes in taxation, auditing and financial and management accounting. Mr. Stone is also a financial advisor and franchisee of Ameriprise Financial Services, Inc. Mr. Stone has a B.S. degree in Accounting from California State University, Fresno.

Mr. Stone’s qualifications to serve on the Pacific Ethanol Board include:

•	extensive experience with financial accounting and tax matters;
•	recognized expertise as an instructor of taxation, auditing and financial and management accounting;
•	“audit committee financial expert,” as defined by the Securities and Exchange Commission, and satisfies the “financial sophistication” requirements of NASDAQ’s listing standards; and
•	ability to communicate and encourage discussion, together with his experience as a senior independent director of all Board committees on which he serves make him an effective chairman of the Audit Committee.

John L. Prince has served as a director since July 2005. Mr. Prince is retired but also works as a consultant. Mr. Prince was an Executive Vice President with Land O’ Lakes, Inc. from July 1998 until his retirement in 2004. Prior to that time, Mr. Prince was President and Chief Executive Officer of Dairyman’s Cooperative Creamery Association located in Tulare, California, until its merger with Land O’ Lakes, Inc. in July 1998. Land O’ Lakes, Inc. is a farmer-owned, national branded organization based in Minnesota with annual sales in excess of $6 billion and membership and operations in over 30 states. Prior to joining the Dairyman’s Cooperative Creamery Association, Mr. Prince was President and Chief Executive Officer for nine years until 1994, and was Operations Manager for the preceding ten years commencing in 1975, of the Alto Dairy Cooperative in Waupun, Wisconsin. Mr. Prince has a B.A. degree in Business Administration from the University of Northern Iowa.

Mr. Prince’s qualifications to serve on the Pacific Ethanol Board include:

•	extensive experience in various executive leadership positions;
•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities; and
•	ability to communicate and encourage discussion helps Mr. Prince discharge his duties effectively as chairman of the Nominating and Corporate Governance Committee.

Douglas L. Kieta has served as a director since April 2006. Mr. Kieta is currently retired but also works as a consultant through Century West Projects, Inc., of which he is the President and an owner, providing project and construction management services. Prior to retirement in January 2009, Mr. Kieta was employed by BE&K, Inc., a large engineering and construction company headquartered in Birmingham, Alabama, where he served as the Vice President of Power from May 2006 to January 2009. From April 1999 to April 2006, Mr. Kieta was employed at Calpine Corporation where he was the Senior Vice President of Construction and Engineering. Calpine Corporation is a major North American power company which leases and operates integrated systems of fuel-efficient natural gas-fired and renewable geothermal power plants and delivers clean, reliable and fuel-efficient electricity to customers and communities in 21 states and three Canadian provinces. Mr. Kieta has a B.S. degree in Civil Engineering from Clarkson University and a Master’s degree in Civil Engineering from Cornell University.

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Mr. Kieta’s qualifications to serve on the Pacific Ethanol Board include:

•	extensive experience in various leadership positions;
•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities; and
•	service with Calpine affords a deep understanding of large-scale construction and engineering projects as well as plant operations, which is particularly relevant to Pacific Ethanol’s ethanol production facility operations.

Larry D. Layne has served as a director since December 2007. Mr. Layne joined First Western Bank in 1963 and served in various capacities with First Western Bank and its acquiror, Lloyds Bank of California, and Lloyd’s acquiror, Sanwa Bank California, until his retirement in 2000. Sanwa Bank California was subsequently acquired by Bank of the West. From 1999 to 2000, Mr. Layne was Vice Chairman of Sanwa Bank California in charge of its Commercial Banking Group which encompassed all of Sanwa Bank California’s 38 commercial and business banking centers and 12 Pacific Rim branches as well as numerous internal departments. From 1997 to 2000, Mr. Layne was also Chairman of the Board of The Eureka Funds, a mutual fund family of five separate investment funds with total assets of $900,000,000. From 1996 to 2000, Mr. Layne was Group Executive Vice President of the Relationship Banking Group of Sanwa Bank California in charge of its 107 branches and 13 commercial banking centers as well as numerous internal departments. Mr. Layne has also served in various capacities with many industry and community organizations, including as Director and Chairman of the Board of the Agricultural Foundation at California State University, Fresno; Chairman of the Audit Committee of the Ag. Foundation at California State University, Fresno; board member of the Fresno Metropolitan Flood Control District; and Chairman of the Ag Lending Committee of the California Bankers Association. Mr. Layne has a B.S. degree in Dairy Husbandry from California State University, Fresno and is a graduate of the California Agriculture Leadership Program.

Mr. Layne’s qualifications to serve on the Pacific Ethanol Board include:

•	extensive experience in various leadership positions;
•	day-to-day leadership experience affords a deep understanding of business operations, challenges and opportunities;
•	experience and involvement in California industry and community organizations provides a useful perspective; and
•	ability to communicate and encourage discussion helps Mr. Layne discharge his duties effectively as chairman of the Compensation Committee.

Corporate Governance

Corporate Governance Guidelines

The Pacific Ethanol Board believes that good corporate governance is paramount to ensure that Pacific Ethanol is managed for the long-term benefit of the stockholders. The Pacific Ethanol Board has adopted corporate governance guidelines that guide its actions with respect to, among other things, the composition of the Pacific Ethanol Board and its decision making processes, Board meetings and involvement of management, the Pacific Ethanol Board’s standing committees and procedures for appointing members of the committees, and its performance evaluation of Pacific Ethanol’s Chief Executive Officer.

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The Pacific Ethanol Board has adopted a Code of Ethics that applies to all of Pacific Ethanol directors, officers and employees and an additional Code of Ethics that applies to Pacific Ethanol’s Chief Executive Officer and senior financial officers. The Codes of Ethics, as applied to the principal executive officer, principal financial officer and principal accounting officer constitutes Pacific Ethanol’s “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and is Pacific Ethanol’s “code of conduct” within the meaning of NASDAQ’s listing standards. Pacific Ethanol’s Codes of Ethics are available at Pacific Ethanol’s website at http://www.pacificethanol.com/investors/governance. Information on Pacific Ethanol’s Internet website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus or incorporated into any other filings Pacific Ethanol makes with the Securities and Exchange Commission.

Board Leadership Structure

The Chairman of the Pacific Ethanol Board is William L. Jones, who is a non-employee director. Pacific Ethanol’s Chief Executive Officer is Neil M. Koehler. These individuals have served in those capacities since Pacific Ethanol’s inception in 2005. Although Pacific Ethanol does not have a policy mandating the separation of the roles of Chairman and Chief Executive Officer, the Pacific Ethanol Board, under its corporate governance guidelines, reserves the right to determine the appropriate leadership structure for the Pacific Ethanol Board on a case-by-case basis. The Pacific Ethanol Board believes this separation remains appropriate as it allows the Chief Executive Officer to focus on the day-to-day business matters, while the Chairman focuses on leading the Pacific Ethanol Board in its responsibilities of acting in the best interests of Pacific Ethanol and its stockholders. Under the corporate governance guidelines, the Pacific Ethanol Board will appoint a lead independent director, nominated by the independent directors, whenever the offices of Chairman and Chief Executive Officer are held by the same individual, and at other times if requested by Pacific Ethanol’s independent directors.

The Chairman of the Board is responsible for managing the business of the Pacific Ethanol Board, including setting the Pacific Ethanol Board agenda (with Pacific Ethanol Board and management input), facilitating communication among directors, presiding at meetings of the Pacific Ethanol Board and stockholders, sitting as chair at executive sessions at each regularly scheduled Board meeting, and providing support and counsel to the Chief Executive Officer. Pacific Ethanol’s lead independent director, if separately appointed, is responsible for coordinating the activities of the independent directors and performing such other duties as the Pacific Ethanol Board may determine. Pacific Ethanol believes that this Board leadership structure is appropriate in maximizing the effectiveness of the Board oversight and in providing perspective to Pacific Ethanol’s business that is independent from management.

Risk Oversight

The Pacific Ethanol Board has an active role, as a whole and also at the committee level, in overseeing management of Pacific Ethanol’s risks. The Pacific Ethanol Board regularly reviews information regarding Pacific Ethanol’s credit, liquidity and operations, as well as the risks associated with each of these areas. Pacific Ethanol’s Compensation Committee is responsible for overseeing the management of risks relating to Pacific Ethanol’s executive compensation plans and arrangements. Pacific Ethanol’s Audit Committee oversees management of financial risks, including internal controls. Pacific Ethanol’s Nominating and Corporate Governance Committee manages risks associated with the independence of members of the Pacific Ethanol Board and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Pacific Ethanol Board is regularly informed through committee reports about such risks.

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Director Independence

Pacific Ethanol’s corporate governance guidelines provide that a majority of the Pacific Ethanol Board and all members of Pacific Ethanol’s Audit, Compensation and Nominating and Corporate Governance Committees shall be independent. On an annual basis, each director and executive officer is obligated to complete a Director and Officer Questionnaire that requires disclosure of any transactions with Pacific Ethanol in which a director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Following completion of these questionnaires, the Pacific Ethanol Board, with the assistance of the Nominating and Corporate Governance Committee, makes an annual determination as to the independence of each director using the current standards for “independence” established by the Securities and Exchange Commission and NASDAQ, additional criteria contained in Pacific Ethanol’s corporate governance guidelines and consideration of any other material relationship a director may have with Pacific Ethanol.

The Pacific Ethanol Board has determined that all of its directors are independent under these standards, except for Neil M. Koehler, who serves as its Chief Executive Officer and President, and Michael D. Kandris, who serves as its Chief Operating Officer. Messrs. Koehler and Kandris are deemed not to be independent due to their employment relationships with Pacific Ethanol, Inc.

Stockholder Communications with the Pacific Ethanol Board

The Pacific Ethanol Board has implemented a process by which stockholders may send written communications directly to the attention of the Pacific Ethanol Board or any individual member of the Board. The Chairman of the Audit Committee, Terry L. Stone, is responsible for monitoring communications from stockholders and providing copies of such communications to the other directors as he considers appropriate. Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the Chairman considers to be important for the directors to consider. Stockholders who wish to communicate with the Pacific Ethanol Board can write to Chairman of the Audit Committee, The Board of Directors, Pacific Ethanol, Inc., 400 Capitol Mall, Suite 2060, Sacramento, California 95814.

Board Committees and Meetings

Pacific Ethanol’s business, property and affairs are managed under the direction of the Pacific Ethanol Board. Pacific Ethanol’s directors are kept informed of its business through discussions with its executive officers, by reviewing materials provided to them and by participating in meetings of the Pacific Ethanol Board and its committees. During 2014, the Pacific Ethanol Board held 21 meetings and took action by written consent on two other occasions. All directors attended at least 75% of the aggregate of the meetings of the Pacific Ethanol Board and of the committees on which they served or that were held during the period they were directors or committee members.

During 2014, members of the Pacific Ethanol Board and its committees consulted informally with management from time to time and also acted by written consent without a meeting. Additionally, the independent members of the Pacific Ethanol Board met in executive session regularly without the presence of management.

It is Pacific Ethanol’s policy to invite and encourage its directors to attend its annual meetings. At the date of Pacific Ethanol’s 2014 annual meeting, Pacific Ethanol had seven members on the Pacific Ethanol Board, all of whom, except Larry D. Layne, attended the meeting.

Pacific Ethanol’s Board has established standing Audit, Compensation and Nominating and Corporate Governance Committees. Each committee operates pursuant to a written charter that has been approved by the Pacific Ethanol Board and the corresponding committee and that is reviewed annually and revised as appropriate. Each charter is available at Pacific Ethanol’s website at http://www.pacificethanol.com/investors/governance. Information on Pacific Ethanol’s Internet website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus or incorporated into any other filings Pacific Ethanol makes with the Securities and Exchange Commission.

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Audit Committee

Pacific Ethanol’s Audit Committee selects its independent auditors, reviews the results and scope of the audit and other services provided by its independent auditors, reviews its financial statements for each interim period and for the full year and implements and manages the enterprise risk management program. The Audit Committee also has the authority to retain consultants, and other advisors. Messrs. Stone, Layne and Jones served on Pacific Ethanol’s Audit Committee for all of 2014. The Pacific Ethanol Board has determined that each member of the Audit Committee is “independent” under the current NASDAQ listing standards and satisfies the other requirements under NASDAQ listing standards and Securities and Exchange Commission rules regarding audit committee membership. Pacific Ethanol’s Board has determined that Mr. Stone qualifies as an “audit committee financial expert” under applicable Securities and Exchange Commission rules and regulations governing the composition of the Audit Committee, and satisfies the “financial sophistication” requirements of NASDAQ’s listing standards. During 2014, Pacific Ethanol’s Audit Committee held seven meetings. The Audit Committee Report for 2014 can be found on page 107 of this joint proxy statement/prospectus.

Compensation Committee

Pacific Ethanol’s Compensation Committee is responsible for establishing and administering a compensation policy for executive officers and the compensation to be provided to its executive officers, including, among other things, annual salaries and bonuses, stock options, stock grants, other stock-based awards, and other incentive compensation arrangements. In addition, Pacific Ethanol’s Compensation Committee reviews the compensation philosophy and policies and approves the salaries, bonuses and stock compensation arrangements for all other employees. Pacific Ethanol’s Compensation Committee also has the authority to administer Pacific Ethanol’s 2006 Stock Incentive Plan with respect to grants to executive officers and directors, and also has authority to make equity awards under Pacific Ethanol’s 2006 Stock Incentive Plan to all other eligible individuals. However, the Pacific Ethanol Board may retain, reassume or exercise from time to time the power to administer Pacific Ethanol’s 2006 Stock Incentive Plan. Equity awards made to members of the Compensation Committee must be authorized and approved by a disinterested majority of the Pacific Ethanol Board.

The Compensation Committee evaluates both performance and compensation to ensure that the total compensation paid to Pacific Ethanol’s executive officers is fair, reasonable and competitive so that Pacific Ethanol can attract and retain superior employees in key positions. See “Executive Compensation and Related Information” below.

Messrs. Layne, Kieta, Stone and Prince served on the Compensation Committee for all of 2014. Pacific Ethanol’s Board has determined that each member of the Compensation Committee is “independent” under the current NASDAQ listing standards. During 2014, Pacific Ethanol’s Compensation Committee held three meetings and took action by written consent on one other occasion.

Nominating and Corporate Governance Committee

Pacific Ethanol’s Nominating and Corporate Governance Committee considers and reports periodically to the Pacific Ethanol Board on matters related to the identification, selection and qualification of the Pacific Ethanol Board members and candidates nominated to the Pacific Ethanol Board. Pacific Ethanol’s Nominating and Corporate Governance Committee also advises and makes recommendations to the Pacific Ethanol Board with respect to corporate governance matters. The Nominating and Corporate Governance Committee also has the authority to retain consultants, and other advisors. The Nominating and Corporate Governance Committee consisted of Messrs. Prince, Kieta and Layne for all of 2014. The Pacific Ethanol Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” under the current NASDAQ listing standards. During 2014, Pacific Ethanol’s Nominating and Corporate Governance Committee held one meeting.

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The Nominating and Corporate Governance Committee will consider candidates for director recommended by any stockholder that is the beneficial owner of shares representing more than 1.0% of the then-outstanding shares of Pacific Ethanol’s common stock and who has beneficially owned those shares for at least one year. The Nominating and Corporate Governance Committee will evaluate those recommendations by applying its regular nominee criteria and considering the additional information described in the Nominating and Corporate Governance Committee’s charter. Stockholders who desire to recommend candidates for the Pacific Ethanol Board for evaluation may do so by contacting Pacific Ethanol in writing, identifying the potential candidate and providing background and other relevant information. Stockholders must also comply with Pacific Ethanol’s bylaws, including Pacific Ethanol’s advance notice bylaw provisions relating to the nomination of persons for election to the Pacific Ethanol Board that, among other things, require that nominations of persons for election to the Pacific Ethanol Board at annual meetings be submitted to Pacific Ethanol’s Secretary at Pacific Ethanol, Inc., 400 Capitol Mall, Suite 2060, Sacramento, California 95814, unless otherwise notified, by the close of business on the 45th day before the first anniversary of the date on which Pacific Ethanol first mailed its proxy materials for the prior year’s annual meeting. Pacific Ethanol first mailed its proxy materials for its 2014 annual meeting on or about May 5, 2014 and anticipate mailing the proxy materials for its annual meeting on or about [●], 2015. Pacific Ethanol has received no stockholder nominations of persons for election to the Pacific Ethanol Board for its annual meeting.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Candidates may also come to the attention of the Nominating and Corporate Governance Committee through current Pacific Ethanol Board members, professional search firms and other persons. In evaluating potential candidates, the Nominating and Corporate Governance Committee will take into account a number of factors, including, among others, the following:

•	the candidate’s independence from management;
•	whether the candidate has relevant business experience;
•	judgment, skill, integrity and reputation;
•	existing commitments to other businesses;
•	corporate governance background;
•	financial and accounting background, to enable the committee to determine whether the candidate would be suitable for Audit Committee membership; and
•	the size and composition of the Pacific Ethanol Board.

The Nominating and Corporate Governance Committee is committed to actively seeking out highly-qualified women and minority groups to include in the pool from which Pacific Ethanol Board nominees are chosen.

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Compensation of Directors

Pacific Ethanol uses a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on the Pacific Ethanol Board. In setting the compensation of directors, Pacific Ethanol considers the significant amount of time that the Pacific Ethanol Board members spend in fulfilling their duties to Pacific Ethanol as well as the experience level Pacific Ethanol requires to serve on the Pacific Ethanol Board. The Pacific Ethanol Board, through its Compensation Committee, annually reviews the compensation and compensation policies for Board members. In recommending director compensation, the Compensation Committee is guided by the following three goals:

•	compensation should pay directors fairly for work required in a company of its size and scope;
•	compensation should align directors’ interests with the long-term interests of its stockholders; and
•	the structure of the compensation should be clearly disclosed to its stockholders.

In making compensation decisions for 2014 as to Pacific Ethanol’s directors, the Compensation Committee compared Pacific Ethanol’s cash and equity compensation payable to directors against market data obtained by the Compensation Committee’s independent advisor, Hay Group, Inc. (sometimes referred to as Hay Group), in 2014. The Hay Group data included a survey of 1,400 companies across 24 industries, with revenues between $500 million and $1 billion. For 2014, the Compensation Committee set compensation for its directors at approximately the median of compensation paid to directors of the companies contained in the Hay Group data.

Cash Compensation

Effective April 10, 2014, the annual cash compensation plan for directors included the following changes. The annual cash compensation provided to the Chairman of the Pacific Ethanol Board increased from $80,000 to $97,500. The annual cash compensation provided to the Chairman of Pacific Ethanol’s Audit Committee, the Chairman of its Strategic Transactions Committee and the Chairman of its Compensation Committee increased from $42,000 to $65,000. The annual cash compensation provided to the Chairman of its Nominating and Corporate Governance Committee and lead independent director increased from $42,000 to $77,000. These amounts were paid in advance in bi-weekly installments. In addition, directors were reimbursed for specified reasonable and documented expenses in connection with attendance at meetings of the Pacific Ethanol Board and its committees. Employee directors do not receive director compensation in connection with their service as directors.

Equity Compensation

The Compensation Committee or the full Pacific Ethanol Board typically grants equity compensation to its newly elected or reelected directors which normally vests as to 100% of the grants no later than one year after the date of grant. Vesting is normally subject to continued service on the Pacific Ethanol Board during the full year.

In determining the amount of equity compensation for 2014, the Compensation Committee determined the value of total compensation, approximately targeting the median of compensation paid to directors of the companies comprising the market data provided to Pacific Ethanol by Hay Group in 2014. The Compensation Committee then determined the cash component based on this market data. The balance of the total compensation target was then allocated to equity awards, and the number of shares to be granted to Pacific Ethanol’s directors was based on the estimated value of the underlying shares on the expected grant date.

In addition, the Compensation Committee may grant, and has from time to time granted, additional equity compensation to directors at its discretion.

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Compensation of Employee Directors

Messrs. Koehler and Kandris were compensated as a full-time employees and officers and therefore received no additional compensation for service as Board members during 2014. Information regarding the compensation awarded to Messrs. Koehler and Kandris is included in “Executive Compensation and Related Information—Summary Compensation Table” below.

Director Compensation Table – 2014

The following table summarizes the compensation of Pacific Ethanol’s non-employee directors for the year ended December 31, 2014:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)		All other Compensation ($)(2)	Total ($)
William L. Jones	$93,462	$100,675	(3)	$–	$194,137
Terry L. Stone	$59,692	$67,107	(4)	$–	$126,799
John L. Prince	$70,308	$67,107	(5)	$–	$137,415
Douglas L. Kieta	$58,308	$67,107	(6)	$–	$125,415
Larry D. Layne	$58,308	$67,107	(7)	$–	$125,415

__________

(1)	For a description of annual director fees and fees for chair positions, see the disclosure above under “Compensation of Directors—Cash Compensation.”
(2)	The value of perquisites and other personal benefits was less than $10,000 in aggregate for each director.
(3)	At December 31, 2014, Mr. Jones held 24,893 vested shares from stock awards and also held options to purchase an aggregate of 477 shares of common stock. Mr. Jones was granted 6,619 shares of Pacific Ethanol’s common stock on June 18, 2014 having an aggregate grant date fair value of $100,675, calculated based on the fair market value of Pacific Ethanol’s common stock on the applicable grant date. The shares vest on the earlier of Pacific Ethanol’s next annual meeting or July 1, 2015.
(4)	At December 31, 2014, Mr. Stone held 11,646 vested shares from stock awards and also held options to purchase an aggregate of 143 shares of common stock. Mr. Stone was granted 4,412 shares of Pacific Ethanol’s common stock on June 18, 2014 having an aggregate grant date fair value of $67,107, calculated based on the fair market value of Pacific Ethanol’s common stock on the applicable grant date. The shares vest on the earlier of Pacific Ethanol’s next annual meeting or July 1, 2015.
(5)	At December 31, 2014, Mr. Prince held 11,931 vested shares from stock awards and also held options to purchase an aggregate of 143 shares of common stock. Mr. Prince was granted 4,412 shares of Pacific Ethanol’s common stock on June 18, 2014 having an aggregate grant date fair value of $67,107, calculated based on the fair market value of Pacific Ethanol’s common stock on the applicable grant date. The shares vest on the earlier of Pacific Ethanol’s next annual meeting or July 1, 2015.
(6)	At December 31, 2014, Mr. Kieta held 23,290 vested shares from stock awards. Mr. Kieta was granted 4,412 shares of Pacific Ethanol’s common stock on June 18, 2014 having an aggregate grant date fair value of $67,107, calculated based on the fair market value of Pacific Ethanol’s common stock on the applicable grant date. The shares vest on the earlier of Pacific Ethanol’s next annual meeting or July 1, 2015.
(7)	At December 31, 2014, Mr. Layne held 1,970 vested shares from stock awards. Mr. Layne was granted 4,412 shares of Pacific Ethanol’s common stock on June 18, 2014 having an aggregate grant date fair value of $67,107, calculated based on the fair market value of Pacific Ethanol’s common stock on the applicable grant date. The shares vest on the earlier of Pacific Ethanol’s next annual meeting or July 1, 2015.

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Indemnification of Directors and Officers

Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

Pacific Ethanol’s Certificate of Incorporation provides that, except in certain specified instances, Pacific Ethanol’s directors shall not be personally liable to Pacific Ethanol or its stockholders for monetary damages for breach of their fiduciary duty as directors, except liability for the following:

•	any breach of their duty of loyalty to Pacific Ethanol or its stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and
•	any transaction from which the director derived an improper personal benefit.

In addition, Pacific Ethanol’s Certificate of Incorporation and bylaws obligate Pacific Ethanol to indemnify Pacific Ethanol’s directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of Pacific Ethanol’s. Pacific Ethanol’s bylaws also authorize Pacific Ethanol to purchase and maintain insurance on behalf of any of its directors or officers against any liability asserted against that person in that capacity, whether or not Pacific Ethanol would have the power to indemnify that person under the provisions of the DGCL. Pacific Ethanol has entered and expects to continue to enter into agreements to indemnify its directors and officers as determined by the Pacific Ethanol Board. These agreements provide for indemnification of related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Pacific Ethanol believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Pacific Ethanol also maintains directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in Pacific Ethanol’s Certificate of Incorporation and bylaws may discourage stockholders from bringing a lawsuit against Pacific Ethanol’s directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Pacific Ethanol’s directors and officers, even though an action, if successful, might benefit Pacific Ethanol and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that Pacific Ethanol pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (sometimes referred to as the Securities Act), may be permitted to Pacific Ethanol’s directors, officers and controlling persons under the foregoing provisions of Pacific Ethanol’s Certificate of Incorporation or bylaws, or otherwise, Pacific Ethanol has been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Proposal 6

Advisory Vote on Executive Compensation

Pacific Ethanol is providing its stockholders with the opportunity to vote on a non-binding, advisory resolution to approve the compensation paid to its named executive officers, as disclosed in this joint proxy statement/prospectus pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and any narrative discussion of Pacific Ethanol’s compensation arrangements. This proposal, commonly known as a “say-on-pay” proposal, gives Pacific Ethanol’s stockholders the opportunity to express their views on the compensation paid to its named executive officers.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of Pacific Ethanol’s named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, Pacific Ethanol will ask its stockholders to vote “FOR” the following resolution at the annual meeting:

“RESOLVED, that the compensation paid to Pacific Ethanol’s named executive officers, as disclosed in Pacific Ethanol’s joint proxy statement/prospectus for its 2015 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and related disclosure, is hereby APPROVED.”

Please read the “Executive Compensation and Related Information of Pacific Ethanol” section of this joint proxy statement/prospectus for additional details about Pacific Ethanol’s executive compensation program and the different components thereof, including information about the total compensation of Pacific Ethanol’s named executive officers in 2014. See also “Information About the Pacific Ethanol Board, Pacific Ethanol Board Committees and Related Matters – Board Committees and Meetings – Compensation Committee” on page 99 of this joint proxy statement/prospectus.

The say-on-pay vote is advisory, and therefore not binding on Pacific Ethanol, or Pacific Ethanol’s Compensation Committee or the Pacific Ethanol Board. The vote will provide Pacific Ethanol’s Compensation Committee and the Pacific Ethanol Board with information relating to the opinions of Pacific Ethanol stockholders which the Compensation Committee will consider as it makes determinations with respect to future action regarding executive compensation and the executive compensation program.

Recommendation of the Pacific Ethanol Board

THE PACIFIC ETHANOL BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE 2014 COMPENSATION PAID TO ITS NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS JOINT PROXY STATEMENT/PROSPECTUS PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

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Proposal 7

Ratification of Appointment of Independent Registered Public Accounting Firm

Pacific Ethanol’s Audit Committee has appointed the independent registered public accounting firm of Hein & Associates LLP to audit and comment on Pacific Ethanol’s financial statements for the year ending December 31, 2015, and to conduct whatever audit functions are deemed necessary. Hein & Associates LLP audited Pacific Ethanol’s financial statements for the year ended December 31, 2014 that were included in Pacific Ethanol’s most recent Annual Report on Form 10-K.

A representative of Hein & Associates LLP is expected to be present at the annual meeting, will have the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions from stockholders.

Required Vote of Stockholders

Although a vote of stockholders is not required on this proposal, the Pacific Ethanol Board is asking its stockholders to ratify the appointment of the independent registered public accounting firm. The ratification of the appointment of Pacific Ethanol’s independent registered public accounting firm requires the affirmative votes of a majority of the votes of the shares of Pacific Ethanol common stock and Series B Preferred Stock, voting together as a single class, present at the annual meeting in person or by proxy and entitled to vote.

In the event that Pacific Ethanol stockholders do not ratify the appointment of Hein & Associates LLP as Pacific Ethanol’s independent registered public accounting firm, the appointment will be reconsidered by Pacific Ethanol’s Audit Committee. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in Pacific Ethanol and its stockholders’ best interests.

Recommendation of the Pacific Ethanol Board

THE PACIFIC ETHANOL BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” RATIFICATION OF THE APPOINTMENT OF HEIN & ASSOCIATES LLP TO SERVE AS PACIFIC ETHANOL’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2015.

Other Matters

The Pacific Ethanol Board knows of no other matters to be brought before the annual meeting. However, if other matters should come before the annual meeting, it is the intention of the person named in the proxy to vote such proxy in accordance with his judgment on such matters.

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Audit Matters OF PACIFIC ETHANOL

Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Hein & Associates LLP for the years ended December 31, 2014 and 2013.

	2014	2013
Audit Fees	$573,807	$331,639
Audit-Related Fees	14,175	12,630
Tax Fees	–	–
All Other Fees	–	–
Total	$587,982	$344,269

Audit Fees. Consist of amounts billed for professional services rendered for the audit of Pacific Ethanol’s annual consolidated financial statements included in Pacific Ethanol’s Annual Reports on Form 10-K, and reviews of Pacific Ethanol’s interim consolidated financial statements included in its Quarterly Reports on Form 10-Q and its Registration Statements on Forms S-1, S-3, and S-8, including amendments thereto, and the review of its internal accounting and reporting controls as required under Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees. Audit-Related Fees consist of fees billed for professional services that are reasonably related to the performance of the audit or review of Pacific Ethanol’s consolidated financial statements but are not reported under “Audit Fees.” Such fees would include amounts billed for professional services performed in connection with mergers and acquisitions. The fees for 2014 and 2013 represent amounts billed for professional services performed in connection with the audit of a 401(k) plan.

Tax Fees. Tax Fees consist of fees for professional services for tax compliance activities, including the preparation of federal and state tax returns and related compliance matters.

All Other Fees. Consists of amounts billed for services other than those noted above.

Hein & Associates LLP did not provide any non-audit services for the fiscal years ended December 31, 2014 and 2013. The Audit Committee did not, therefore, consider whether the provision of non-audit services by Hein & Associates LLP is compatible with maintaining its independence; however, the Audit Committee has satisfied itself with respect to Hein & Associates LLP’s independence.

Pacific Ethanol’s Audit Committee is responsible for approving all audit, audit-related, tax and other services. The Audit Committee pre-approves all auditing services and permitted non-audit services, including all fees and terms to be performed for Pacific Ethanol by its independent auditor at the beginning of the fiscal year. Non-audit services are reviewed and pre-approved by project at the beginning of the fiscal year. Any additional non-audit services contemplated by Pacific Ethanol after the beginning of the fiscal year are submitted to the Chairman of the Audit Committee for pre-approval prior to engaging Pacific Ethanol’s independent auditor for such services. These interim pre-approvals are reviewed with the full Audit Committee at its next meeting for ratification. During 2014 and 2013, all services performed by Hein & Associates LLP were pre-approved by the Audit Committee in accordance with these policies and applicable Securities and Exchange Commission regulations.

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Audit Committee Report OF PACIFIC ETHANOL

Our Audit Committee is comprised entirely of independent directors who meet the independence requirements of the Listing Rules of NASDAQ and the Securities and Exchange Commission. Our Audit Committee operates pursuant to a written charter that is available on our website at http://www.pacificethanol.net/investors/governance/audit-committee-charter. Under its written charter, our Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, has direct access to our independent registered public accounting firm as well as any of our employees, and has the ability to retain, at our expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

Our Audit Committee oversees our financial reporting process and internal control structure on behalf of the Board and is directly responsible for the compensation, appointment and oversight of our independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of our financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for the effectiveness of our internal control over financial reporting, and reports to the Audit Committee on any deficiencies found. Our independent registered public accounting firm, Hein & Associates LLP, is responsible for auditing our financial statements and expressing an opinion as to their conformity with GAAP.

In performing its responsibilities, our Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 with management and Hein & Associates LLP. Our Audit Committee has also discussed with Hein & Associates LLP the matters required to be discussed by Auditing Standard No. 16, “Communications with Audit Committees” issued by the Public Company Accounting Oversight Board. In addition, the Audit Committee obtained from Hein & Associates LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants’ communications with the Audit Committee concerning independence and discussed with Hein & Associates LLP its independence from Pacific Ethanol, Inc. and management.

Hein & Associates LLP did not provide any non-audit services for the fiscal years ended December 31, 2014 and 2013. The Audit Committee did not, therefore, consider whether the provision of non-audit services by Hein & Associates LLP is compatible with maintaining its independence; however, the Audit Committee has satisfied itself with respect to Hein & Associates LLP’s independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to our Board (and our Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for filing with the Securities and Exchange Commission.

Respectfully submitted,

Audit Committee

Terry L. Stone

William L. Jones

Larry D. Layne

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Security Ownership of Certain Beneficial Owners and Management OF PACIFIC ETHANOL

The following table sets forth information with respect to the beneficial ownership of Pacific Ethanol’s voting securities as of May 1, 2015, the date of the table, by:

•	each of its executive officers;

•	each of its directors;

•	all of its executive officers and directors as a group; and

•	each person known by Pacific Ethanol to beneficially own more than 5% of the outstanding shares of any class of its capital stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities. To Pacific Ethanol’s knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Shares of common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. Except as indicated by footnote, percentage of beneficial ownership is based on 24,658,394 shares of Pacific Ethanol common stock and 926,942 shares of Pacific Ethanol Series B Preferred Stock outstanding as of the date of the table.

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Name and Address of Beneficial Owner(1)	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
William L. Jones	Common	40,950	(2)	*
	Series B Preferred	12,820		1.38%
Neil M. Koehler	Common	634,255	(3)	2.54%
	Series B Preferred	256,410		27.66%
Bryon T. McGregor	Common	92,373	(4)	*
Christopher W. Wright	Common	89,703	(5)	*
Terry L. Stone	Common	17,888	(6)	*
John L. Prince	Common	17,887	(7)	*
Douglas L. Kieta	Common	29,719		*
Larry D. Layne	Common	6,382		*
Michael D. Kandris	Common	75,456	(8)	*
Paul P. Koehler	Common	63,106	(9)	*
	Series B Preferred	12,820		1.38%
James R. Sneed	Common	34,064	(10)	*
Frank P. Greinke	Common	58,319	(11)	*
	Series B Preferred	85,180		9.19%
Lyles United, LLC	Common	380,413	(12)	1.52%
	Series B Preferred	512,820		55.32%
Black Rock, Inc.	Common	1,476,583	(13)	5.97%
Vertex One Asset Management, Inc.	Common	1,418,380	(14)	5.74%
Gregg L. Engles	Common	1,321,285	(15)	5.35%
All executive officers and directors as a group (11 persons)	Common	1,101,783	(16)	4.23%
	Series B Preferred	282,050		30.43%

__________

*	Less than 1.00%
(1)	Messrs. Jones, Koehler, Stone, Prince, Kieta, Layne and Kandris are directors of Pacific Ethanol. Messrs. N. Koehler, McGregor, Kandris, P. Koehler, Wright and Sneed are executive officers of Pacific Ethanol. The address of each of these persons is c/o Pacific Ethanol, Inc., 400 Capitol Mall, Suite 2060, Sacramento, California 95814.
(2)	Amount represents 31,512 shares of common stock held by William L. Jones and Maurine Jones, husband and wife, as community property, 477 shares of common stock underlying options issued to Mr. Jones, 184 shares of common stock underlying a warrant issued to Mr. Jones and 8,777 shares of common stock underlying the Series B Preferred Stock held by Mr. Jones.
(3)	Amount represents 376,458 shares of common stock held directly, 3,663 shares of common stock underlying a warrant, 175,554 shares of common stock underlying the Series B Preferred Stock and 78,580 shares of common stock underlying options.
(4)	Includes 22,667 shares of common stock underlying options.
(5)	Includes 22,667 shares of common stock underlying options.
(6)	Includes 143 shares of common stock underlying options.
(7)	Includes 143 shares of common stock underlying options.
(8)	Includes 20,952 shares of common stock underlying options.
(9)	Amount represents 47,288 shares of common stock held directly, 184 shares of common stock underlying a warrant, 8,777 shares of common stock underlying the Series B Preferred Stock and 6,857 shares of common stock underlying options.
(10)	Includes 6,803 shares of common stock underlying options.
(11)	Amount represents shares of common stock underlying the Series B Preferred Stock. The shares are beneficially owned by Frank P. Greinke, as trustee under the Greinke Personal Living Trust Dated April 20, 1999. The address of Frank P. Greinke is P.O. Box 4159, 1800 W. Katella, Suite 400, Orange, California 92863.
(12)	Amount represents 29,305 shares of common stock underlying a warrant and 351,108 shares of common stock underlying the Series B Preferred Stock. In addition, Lyles Diversified, Inc. holds 5,333 shares of common stock and The Lyles Foundation holds 3,488 shares of common stock. The address of Lyles United, LLC is P.O. Box 4376, Fresno, California 93744-4376.

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(13)	The information with respect to the holdings of BlackRock, Inc. is based solely on the Schedule 13G filed with the Securities and Exchange Commission on February 2, 2015 by BlackRock, Inc. as the reporting person which indicates that BlackRock, Inc. is acting as a parent holding company or control person for the following subsidiaries: BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Fund Advisors; BlackRock Institutional Trust Company, N.A.; and BlackRock Investment Management, LLC. As reported in the Schedule 13G, BlackRock, Inc. holds sole voting power over 1,439,036 shares and holds sole dispositive power and beneficial ownership of 1,476,583 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York, 10022.
(14)	The information with respect to the holdings of Vertex One Asset Management, Inc. is based solely on the Schedule 13G filed with the Securities and Exchange Commission on February 4, 2015 by Vertex One Asset Management, Inc., John Thiessen and Vertex Fund as the reporting persons. As reported in the Schedule 13G, an aggregate of 1,418,380 shares beneficially owned by Vertex One Asset Management, Inc. and Mr. Thiessen are held by persons in respect of which Vertex One Asset Management, Inc. acts as fund manager. Mr. Thiessen is the principal of Vertex One Asset Management, Inc. with discretionary control over the assets of such persons. Each of Vertex One Asset Management, Inc. and Mr. Thiessen are reported as holding shared voting and dispositive power over 1,418,380 shares. As further reported in the Schedule 13G, Vertex Fund holds shared voting and dispositive power over 1,072,232 shares, all of which are beneficially owned by Vertex Fund. According to the Schedule 13G, the reporting persons made the single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, but each reporting person disclaims the existence of a “group” and, except as noted, disclaims beneficial ownership of all shares other than any shares reported as being directly owned by it or him, as the case may be. The address for each of Vertex One Asset Management, Inc., John Thiessen and Vertex Fund is c/o Vertex One Asset Management, Inc., 1177 W. Hastings St. #1920, Vancouver, BC V6E 2K3, Canada.
(15)	The information with respect to the holdings of Gregg L. Engles is based solely on the Schedule 13G/A filed with the Securities and Exchange Commission on February 2, 2015 by Gregg L. Engles as the reporting person. As reported in the Schedule 13G/A, Mr. Engles holds sole voting and dispositive power over 1,318,500 shares and holds shared voting and dispositive power over an additional 2,785 shares owned by his spouse and as to which Mr. Engles disclaims beneficial ownership. The address for Gregg L. Engles is 2750 Burbank Street, Dallas, Texas 75235.
(16)	Amount represents 745,355 shares of common stock held directly, 159,289 shares of common stock underlying options, 4,031 shares of common stock underlying warrants and 193,108 shares of common stock underlying the Series B Preferred Stock.

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Section 16(a) Beneficial Ownership Reporting Compliance OF PACIFIC ETHANOL

Section 16(a) of the Exchange Act requires Pacific Ethanol’s executive officers and directors, and persons who beneficially own more than 10% of a registered class of Pacific Ethanol’s common stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. These officers, directors and stockholders are required by Securities and Exchange Commission regulations to furnish Pacific Ethanol with copies of all reports that they file.

Based solely upon a review of copies of the reports furnished to Pacific Ethanol during the year ended December 31, 2014 and thereafter, or any written representations received by Pacific Ethanol from directors, officers and beneficial owners of more than 10% of Pacific Ethanol common stock (“reporting persons”) that no other reports were required, Pacific Ethanol believes that all reporting persons filed on a timely basis all reports required by Section 16(a) of the Exchange Act during the year ended December 31, 2014 or prior fiscal years.

Equity Compensation Plan Information OF PACIFIC ETHANOL

The following table provides information about Pacific Ethanol common stock that may be issued upon the exercise of options, warrants and rights under all of Pacific Ethanol’s existing equity compensation plans as of December 31, 2014.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity Compensation Plans Approved by Security Holders:
2004 Stock Option Plan(1)	763	$867.23	–
2006 Stock Incentive Plan	240,713	$4.18	739,430

__________

(1)	Pacific Ethanol’s 2004 Stock Option Plan was terminated effective September 7, 2006, except to the extent of then-outstanding options.

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Executive Compensation and Related Information OF PACIFIC ETHANOL

Executive Officers

The following table sets forth certain information regarding Pacific Ethanol’s executive officers as of May 1, 2015:

Name	Age	Position(s) Held
Neil M. Koehler	57	Chief Executive Officer, President and Director
Michael D. Kandris	67	Chief Operating Officer and Director
Bryon T. McGregor	51	Chief Financial Officer
Christopher W. Wright	62	Vice President, General Counsel and Secretary
Paul P. Koehler	55	Vice President of Corporate Development
James R. Sneed	48	Vice President of Ethanol Supply and Trading

Neil M. Koehler has served as Chief Executive Officer, President and as a director since March 2005. Mr. Koehler is a co-founder of PEI California and served as its Chief Executive Officer since its formation in January 2003 and as a member of its board of directors from March 2004 until its dissolution in March 2012. Prior to his association with PEI California, Mr. Koehler was the co-founder and General Manager of Parallel Products, one of the first ethanol production facilities in California, which was sold to a public company in 1997. Mr. Koehler was also the sole manager and sole limited liability company member of Kinergy, which he founded in September 2000, and which is one of Pacific Ethanol’s wholly-owned subsidiaries. Mr. Koehler has over 30 years of experience in the ethanol production, sales and marketing industry in the Western United States. Mr. Koehler is a Director of the RFA and is a nationally-recognized speaker on the production and marketing of renewable fuels. Mr. Koehler has a B.A. degree in Government from Pomona College.

Michael D. Kandris has served as a director since June 2008 and as Pacific Ethanol’s Chief Operating Officer since January 6, 2013. Mr. Kandris served as an independent contractor with supervisory responsibility for ethanol plant operations, under the direction of Pacific Ethanol’s Chief Executive Officer, from January 1, 2012 to January 5, 2013. Mr. Kandris was President, Western Division of Ruan Transportation Management Systems from November 2007 until his retirement in September 2009. From January 2000 to November 2007, Mr. Kandris served as President and Chief Operating Officer of Ruan Transportation Management Systems, where he had overall responsibility for all operations, finance and administrative functions. Mr. Kandris has 30 years of experience in all modes of transportation and logistics. Mr. Kandris served on the Executive Committee of the American Trucking Association and as a board member for the National Tank Truck Organization until his retirement from Ruan Transportation Management Systems in September 2009. Mr. Kandris has a B.S. degree in Business from California State University, Hayward.

Bryon T. McGregor has served as Pacific Ethanol’s Chief Financial Officer since November 19, 2009. Mr. McGregor served as Vice President, Finance at Pacific Ethanol from September 2008 until he became Interim Chief Financial Officer in April 2009. Prior to joining Pacific Ethanol, Mr. McGregor was employed as Senior Director for E*TRADE Financial from February 2002 to August 2008, serving in various capacities including International Treasurer based in London, England from 2006 to 2008, Brokerage Treasurer and Director from 2003 to 2006 and Assistant Treasurer and Director of Finance and Investor Relations from 2002 to 2003. Prior to joining E*TRADE, Mr. McGregor served as Manager of Finance and Head of Project Finance for BP (formerly Atlantic Richfield Company – ARCO) from 1998 to 2001. Mr. McGregor has extensive experience in banking and served as a Director of International Project Finance for Credit Suisse from 1992 to 1998, as Assistant Vice President for Sumitomo Mitsubishi Banking Corp (formerly The Sumitomo Bank Limited) from 1989 to 1992, and as Commercial Banking Officer for Bank of America from 1987 to 1989. Mr. McGregor has a B.S. degree in Business Management from Brigham Young University.

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Christopher W. Wright has served as Vice President, General Counsel and Secretary since June 2006. From April 2004 until he joined Pacific Ethanol in June 2006, Mr. Wright operated an independent consulting practice, advising companies on complex transactions, including acquisitions and financings. Prior to that time, from January 2003 to April 2004, Mr. Wright was a partner with Orrick, Herrington & Sutcliffe, LLP, and from July 1998 to December 2002, Mr. Wright was a partner with Cooley Godward LLP, where he served as Partner-in-Charge of the Pacific Northwest office. Mr. Wright has extensive experience advising boards of directors on compliance, securities matters and strategic transactions, with a particular focus on guiding the development of rapidly growing companies. He has acted as general counsel for numerous technology enterprises in all aspects of corporate development, including fund-raising, business and technology acquisitions, mergers and strategic alliances. Mr. Wright has an A.B. degree in History from Yale College and a J.D. from the University of Chicago Law School.

Paul P. Koehler has served as Vice President of Corporate Development since 2005. Mr. Koehler has over 25 years of experience in business development and marketing in the energy industry. Prior to joining Pacific Ethanol in 2005, he served as Director of Business Development for PPM Energy, Inc., leading PPM’s efforts to develop and acquire several wind power projects. Mr. Koehler was also a co-founder of ReEnergy, one of the companies acquired by Pacific Ethanol. Mr. Koehler has also served as a member of the board of directors of Towerstream Corporation, a public company, since May 30, 2007. During the 1990s he worked for Portland General Electric and Enron in marketing and origination of long-term transactions, risk management, and energy trading. Mr. Koehler has a B.A. degree from the Honors College at the University of Oregon.

James R. Sneed has served as Vice President of Ethanol Supply and Trading since September 2012. Mr. Sneed has worked for over 20 years in various senior management and executive positions in the ethanol industry. Prior to joining Pacific Ethanol in 2012, Mr. Sneed was employed by Hawkeye Gold, LLC from April 2010 to September 2012, ultimately serving as Vice President – Ethanol Marketing and Trading. Prior to that time, from May 2003 to April 2010, Mr. Sneed was employed by Aventine Renewable Energy, an ethanol production and marketing company, where he helped build its operations from two ethanol plants in two states to marketing for fifteen production facilities in eight states, ultimately serving as Vice President, Marketing and Logistics. Mr. Sneed is a Certified Public Accountant, has a B.S. degree in Accounting from Olivet Nazarene University, and has an MBA degree from Northwestern University, Kellogg School of Management.

Pacific Ethanol’s officers are appointed by and serve at the discretion of the Pacific Ethanol Board. Except for Neil M. Koehler and Paul P. Koehler, who are brothers, there are no family relationships among the executive officers and directors.

Compensation Discussion and Analysis

In this section, Pacific Ethanol explains the material elements of its executive compensation program for its Chief Executive Officer and its other named executive officers (sometimes referred to as NEOs) identified below whose compensation is in the executive compensation tables beginning on page 131 below.

•	Neil M. Koehler, Chief Executive Officer and President

•	Michael D. Kandris, Chief Operating Officer

•	Bryon T. McGregor, Chief Financial Officer

•	Christopher W. Wright, Vice President, General Counsel and Secretary

•	James R. Sneed, Vice President of Ethanol Supply and Trading

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The executive compensation tables provide additional important information regarding the compensation and benefits awarded to, earned by or paid to Pacific Ethanol’s NEOs over its last three fiscal years, as well as the compensation programs in which its NEOs are eligible to participate. You should read that section in conjunction with this section.

The Compensation Committee of the Pacific Ethanol Board administers its executive compensation program. Each member of the Compensation Committee is “independent” under applicable NASDAQ listing standards, is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code, and is a non-employee director within the meaning of Section 16 of the Exchange Act.

Executive Summary

Pacific Ethanol’s executive compensation program is intended to achieve the following objectives:

•	attract, retain, motivate and reward key executive officers responsible for its success;

•	align and strengthen the mutuality of interests between its executive officers, its company and its stockholders;

•	deliver compensation that reflects its financial and operational performance, while providing the opportunity to earn above-targeted total compensation for exceptional performance; and

•	provide total compensation to each executive officer that is internally equitable, competitive, and influenced by company and individual performance.

Pacific Ethanol believes that its success depends in large part on its ability to attract, retain and motivate qualified executives through competitive compensation arrangements. Pacific Ethanol also believes that the compensation paid to its executive officers should be influenced by the value it creates for its stockholders. For these reasons, the Compensation Committee believes that its compensation programs should provide incentives to attain both short- and long-term financial and other business objectives and reward those executive officers who contribute meaningfully to attaining those objectives. The Compensation Committee supports a pay-for-performance philosophy within a compensation structure that is competitive, internally equitable and responsible.

The executive compensation program consists of three primary elements:

•	base salary;

•	annual performance-based cash incentive compensation; and

•	long-term equity incentive compensation.

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2014 Pay-for-Performance Highlights

Pacific Ethanol revised its compensation programs for 2014. Pacific Ethanol achieved this through extensive internal analysis and by engaging a third party compensation consultant. Due to the extensive work involved in this analysis of its compensation programs, Pacific Ethanol’s compensation decisions for 2014 described in this Executive Compensation section were generally finalized later in the year in June 2014.

In 2014, Pacific Ethanol achieved both strong financial performance and significant progress towards its strategic objectives. Highlights of 2014 include:

•	Strong Net Income. Pacific Ethanol reported strong net income of $20.0 million, or $0.88 per diluted share.

•	Record Adjusted EBITDA. Pacific Ethanol achieved a record $95.0 million of earnings before interest, taxes, debt extinguishments, fair value adjustments and warrant inducements and depreciation and amortization (sometimes referred to as Adjusted EBITDA). Adjusted EBITDA is the financial performance measure under Pacific Ethanol’s annual cash incentive compensation plan.

•	Kinergy’s Adjusted Net Income. Kinergy achieved $4.1 million of adjusted net income, or Adjusted Net Income, calculated by reducing Kinergy’s net income by taxes deemed incurred (excluding the effect of tax loss carryforwards) and adjusting Kinergy’s net income, either up or down, for any policy or change in practice imposed during the year which affected Kinergy’s net income that was not accounted for in Kinergy’s budgeted net income. Kinergy’s Adjusted Net Income, together with Pacific Ethanol’s overall Adjusted EBITDA, are the financial performance measures under Kinergy’s annual cash incentive compensation plan.

•	Record Cash Flows from Operations. Pacific Ethanol generated $88.3 million of cash flow from operations, allowing it to make substantial repayments of its outstanding consolidated indebtedness and reinvest in the Pacific Ethanol’s plants through a number of plant improvement initiatives.

•	Restart of Madera, California Plant. Pacific Ethanol restarted ethanol production at its Madera, California plant in April 2014 and achieved production levels at full capacity by the end of the second quarter of 2014.

•	Substantial Repayment of Outstanding Indebtedness. Pacific Ethanol repaid $70.8 million in consolidated debt, including all indebtedness at the parent company level, significantly improving its balance sheet and cost of capital, and reducing its consolidated third-party debt at the Pacific Ethanol Plant level to $17.0 million.

As a result of Pacific Ethanol’s financial performance and other accomplishments, as well as the compensation of its NEOs compared to the market data and other factors discussed under “Compensation Decisions for 2014” on page 127 below and elsewhere in this Executive Compensation section, total direct compensation increased for 2014 for Neil M. Koehler, Pacific Ethanol’s Chief Executive Officer, by 33.4%, for Michael D. Kandris, Pacific Ethanol’s Chief Operating Officer, by 23.7%, for Bryon T. McGregor, Pacific Ethanol’s Chief Financial Officer, by 38.5%, and for Christopher W. Wright, Pacific Ethanol’s Vice President, General Counsel and Secretary, by 38.5%. The increases reflect a combination of additional base salary, performance-based annual cash incentive compensation and long-term equity incentive compensation, with the bulk of the increases arising from changes to Pacific Ethanol’s performance-based annual cash incentive compensation program. These percentage increases exclude the value of certain stock awards made to certain NEOs in respect of their 2012 compensation that were granted in 2013. See footnotes 4, 6 and 7 to the “Summary Compensation Table” on page 138 below.

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Total direct compensation for 2014 for James R. Sneed, Pacific Ethanol’s Vice President of Ethanol Supply and Trading, decreased by 41.7%. This decrease arises primarily from revisions to Pacific Ethanol’s annual cash incentive compensation plan for Kinergy with compensation levels more aligned with the compensation of similarly situated personnel at other organizations consistent with market data provided by its compensation consultants. In addition, Pacific Ethanol did not impose an overall dollar cap for Kinergy’s bonus plan for 2013, resulting in high bonus compensation paid to Mr. Sneed for that year. The Compensation Committee revised Kinergy’s annual cash incentive compensation plan to include an overall dollar cap for 2014.

The 2014 compensation information in this report includes actual results for 2014 under the performance-based annual cash incentive compensation plans. The annual cash incentive compensation plan payouts were made in February 2015. The payouts under the Pacific Ethanol plan reflect overall achievement of the plan’s financial performance element at 192% of the target level. This achievement reflects a level of Adjusted EBITDA that was 92% above the target level, and strong individual performance that resulted in maximum payouts under the individual performance measure. The Adjusted EBITDA Pacific Ethanol generated in 2014 was the result of substantially improved market conditions and its successful execution of a variety of strategic and other initiatives in 2014.

The payout under the Kinergy plan reflects overall achievement of the financial performance elements by James R. Sneed, Pacific Ethanol’s Vice President of Ethanol Supply and Trading, at 160% of the target level. This achievement reflects a level of Adjusted EBITDA that was 92% above Pacific Ethanol’s target level, a level of Kinergy’s Adjusted Net Income that was 40% above its target level, and strong individual performance that resulted in the maximum payout under the individual performance measure. Kinergy’s Adjusted Net Income generated in 2014 was the result of substantially improved market conditions and Pacific Ethanol’s efforts at efficiently managing Kinergy’s operations.

Compensation Philosophy and Objectives

Pacific Ethanol’s compensation philosophy and objectives are to align the interests of its executive officers with those of its stockholders and incent its executive officers to attain its short- and long-term financial and other business goals. Pacific Ethanol also seeks to ensure that its executive compensation structure and total compensation is fair, reasonable and competitive in the marketplace so that Pacific Ethanol can attract and retain superior personnel in key positions. In addition, Pacific Ethanol endeavors to provide an executive compensation structure and total compensation that are internally equitable based upon each executive officer’s role and responsibilities, while grouping executive officers within compensation tiers, to promote a collaborative working environment, when the executive officers are considered too closely aligned to make meaningful compensation distinctions. The Compensation Committee seeks to make executive compensation decisions that embody this philosophy and that are directed towards attaining these objectives.

In implementing this compensation philosophy and objectives, the Compensation Committee reviews and analyzes each executive position, including the importance and scope of the role and how the position compares to other Pacific Ethanol executive officers and personnel. The Compensation Committee also compares these positions to similar positions at organizations from across the United States, including organizations engaged in the chemicals, light and heavy manufacturing, and construction and materials industries, as further described below under “Benchmarking”. In addition, the Compensation Committee draws from other compensation-related market data. This information helps provide the Compensation Committee with an understanding of how total compensation for each executive officer relates to the value of his or her position and, given the particular circumstances, whether the executive officer should be grouped with others within a compensation tier.

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Pacific Ethanol believes that structuring the executive officer compensation program to align the interests of its executive officers with its own interests and those of its stockholders, and properly incenting its executive officers to attain the short- and long-term business goals, best serves the interests of its stockholders and creates stockholder value. Pacific Ethanol believes this occurs through motivating its executive officers to attain the short- and long-term business goals and retaining these executive officers by providing compensation opportunities that are competitive in the marketplace and internally equitable. Pacific Ethanol also endeavors to design its executive compensation programs so they are not reasonably likely to materially and adversely affect Pacific Ethanol, as discussed in more detail in “Compensation Risk Analysis” on page 137 below. Pacific Ethanol intends that total compensation paid or available to its executive officers, including base salary, annual cash incentive compensation, long-term equity incentive compensation and benefits, is consistent with its compensation philosophy and objectives described above.

Compensation Governance Practices

Below Pacific Ethanol highlights various executive compensation governance practices intended to align the interests of Pacific Ethanol’s executive officers with those of its stockholders, incent the attainment of its short- and long-term business objectives, and attract and retain superior employees in key positions.

•	Pay-for-performance. Pacific Ethanol ties a substantial portion of pay to company and individual performance. Pacific Ethanol structures total compensation with significant annual cash incentives and a long-term equity component, thereby making a substantial portion of each NEO’s targeted total compensation dependent upon company and individual performance as well as the performance of Pacific Ethanol’s stock price.

•	Retention through long-term equity awards. Pacific Ethanol employs long-term equity awards through grants of restricted stock that vest in the future. These equity awards are designed to aid in its retention of key personnel in important positions and align the interests of its executive officers with those of its stockholders.

•	Long vesting periods. Pacific Ethanol’s equity awards to its NEOs generally vest in annual installments over a three year period.

•	Linkage of annual cash incentive compensation plans to company performance. The annual cash incentive compensation plans link a substantial portion of targeted and potential payouts to Pacific Ethanol’s financial performance. The 2014 financial performance measure for the compensation pool for its primary incentive compensation plan was Adjusted EBITDA, which Pacific Ethanol weighted at 80% for its NEOs covered by that plan. In addition, Kinergy’s annual cash incentive compensation plan, applicable only to James R. Sneed, Pacific Ethanol’s Vice President of Ethanol Supply and Trading, linked his targeted and potential payouts to Kinergy’s financial performance, in particular, Kinergy’s Adjusted Net Income as well as Pacific Ethanol’s overall Adjusted EBITDA, which were collectively weighted at 80% for Mr. Sneed. The 2014 non-financial performance measure for funding the compensation pools for these incentive compensation plans was individual performance measured against pre-established goals, which were weighted at 20% for the NEOs.

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•	Compensation Tiers. Pacific Ethanol groups certain executive officers together within a compensation tier to promote a collaborative working environment. Pacific Ethanol’s Compensation Committee makes these determinations when the executive officers are considered too closely aligned to make meaningful compensation distinctions and to promote teamwork.

•	Perquisites. Pacific Ethanol does not currently offer its NEOs any significant perquisites, other than certain travel perquisites or those offered to its employees generally. Pacific Ethanol’s executive officers are not guaranteed any retirement or pension benefits or any non-qualified deferred compensation plans. Instead, Pacific Ethanol offers its NEOs the opportunity to accumulate assets through their equity awards and the appreciation of their equity awards, and offer the opportunity to participate in Pacific Ethanol’s 401(k) plan on the same basis as its other employees.

•	Independent Compensation Consultant. Pacific Ethanol’s independent compensation consultant, Hay Group, is retained directly by the Compensation Committee and performs no additional services for Pacific Ethanol.

•	No short selling, pledging or hedging. Pacific Ethanol’s insider trading policy prohibits all employees, officers and directors from engaging in any short sale of Pacific Ethanol securities, as well as any transaction involving puts, calls, collars, forward sales contracts, warrants or other options on Pacific Ethanol securities. Additionally, the executive officers are restricted from pledging Pacific Ethanol securities as collateral for a loan.

•	No option re-pricing. Pacific Ethanol’s 2006 Plan does not permit options or stock appreciation rights to be repriced to a lower exercise price without the approval of Pacific Ethanol’s stockholders, except in connection with certain changes to Pacific Ethanol’s capital structure.

Executive Compensation Program and Processes

Participants

Compensation Committee

Pacific Ethanol’s Compensation Committee, with input from Pacific Ethanol’s management and one or more independent compensation consultants, establishes, refines and updates the executive compensation program. Pacific Ethanol’s Compensation Committee establishes the compensation philosophy and objectives; oversees the design and administration of the executive compensation program; establishes the elements and mix of total compensation; sets the parameters and specific target metrics of the performance-based incentive compensation plan; and determines the target compensation of its executive officers.

Pacific Ethanol’s Compensation Committee has the authority to retain independent counsel, advisors and other experts to assist it in the compensation-setting process and receives adequate funding to engage those service providers.

Independent Compensation Consultant

In October 2013, following a competitive request for proposal from three different compensation consultants, Pacific Ethanol’s Compensation Committee retained Hay Group as its independent advisor for its 2013−2014 compensation review. Hay Group was selected based on its expertise and skilled team dedicated to meet the needs of Pacific Ethanol’s Compensation Committee and its experience with ethanol and other companies closely tied to agriculture and commodity businesses.

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Hay Group furnishes independent data, market analyses and advice to Pacific Ethanol’s Compensation Committee concerning executive compensation, including regarding the competitiveness of compensation plan design and evolving executive compensation trends and practices. Hay Group is available to attend and participate in Compensation Committee meetings from time to time as and when requested by Pacific Ethanol’s Compensation Committee. Hay Group also advises Pacific Ethanol’s Compensation Committee on the principal aspects of the executive compensation program, including the implementation of the compensation philosophy and objectives, and specific elements of executive compensation.

In evaluating Hay Group’s independence, Pacific Ethanol’s Compensation Committee considered multiple factors. In particular, Pacific Ethanol’s Compensation Committee reviewed all services Hay Group provided to Pacific Ethanol in 2013 and 2014. These services included consulting services to help Pacific Ethanol determine appropriate compensation for 2014 for its NEOs as well as certain non-NEO personnel. The fees for these consulting services were not segregated between consulting services in respect of NEO compensation and consulting services in respect of non-NEO personnel compensation. In total, fees paid to Hay Group for services rendered to help Pacific Ethanol determine appropriate compensation for 2014 were $34,000. Pacific Ethanol’s Compensation Committee also considered Pacific Ethanol’s purchase of survey data from Hay Group for purposes of benchmarking NEO and non-NEO compensation, which amounted to $18,000. Pacific Ethanol did not engage Hay Group, and no fees were paid to Hay Group, in respect of any services other than Hay Group’s work with Pacific Ethanol’s Compensation Committee to help Pacific Ethanol determine appropriate compensation for 2014 for its NEOs and certain non-NEO personnel. In evaluating Hay Group’s independence, Pacific Ethanol’s Compensation Committee also considered Hay Group’s internal mechanisms and policies to ensure Hay Group’s ability to provide objective advice, including that:

•	Hay Group is hired by the Compensation Committee and reports directly to the Compensation Committee; and

•	Hay Group has a broad base of clients, which reduces its reliance on any specific account for achieving its business goals.

Hay Group also represented to the Compensation Committee that there are no personal or business relationships between the Hay Group account manager and any member of the Compensation Committee or any NEO beyond the Pacific Ethanol relationship. Further, the Hay Group account manager does not directly own any Pacific Ethanol shares (although some of the account manager’s investments controlled solely by independent, third-party managers may own Pacific Ethanol shares by way of indexed funds). Based on the above and other factors, including the factors set forth under Rule 10C-1 of the Exchange Act, the Compensation Committee assessed Hay Group’s independence and concluded that no conflict of interest exists that would prevent Hay Group from independently representing the Compensation Committee.

Management

Pacific Ethanol’s Chief Executive Officer and other executive officers attend Compensation Committee meetings as requested by the Compensation Committee. These individuals are not present during executive sessions of Compensation Committee meetings except at the invitation of the Compensation Committee. Pacific Ethanol’s General Counsel, under the direction of Pacific Ethanol’s Chief Executive Officer, leads its management in preparing recommendations on executive and employee compensation requested by the Compensation Committee.

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Benchmarking

Pacific Ethanol’s Compensation Committee benchmarks the total compensation of its NEOs using compensation market data as a reference to assist it in understanding the competitive pay positioning of total compensation and each element of compensation. Pacific Ethanol’s Compensation Committee reviews compensation for each executive officer in relation to the middle 50% of the market (defined by the 25th, 50th and 75th percentiles of the compensation market data) that, along with other factors, provides context for executive pay decisions. Hay Group provided, for comparative purposes, compensation data from surveys of third parties that includes information from United States industrial companies, including organizations engaged in the chemicals, light and heavy manufacturing, and construction and materials industries. Exhibit 99.7 to the registration statement of which this joint proxy statement/prospectus forms a part lists the companies included in the survey data.

Other Factors Considered in Setting Compensation

In addition to a review of Pacific Ethanol’s competitive market position, Pacific Ethanol’s Compensation Committee also took into account several other important factors in setting executive compensation for 2014, including company performance, internal pay equity considerations, the experience and responsibilities of each NEO, budget constraints, market conditions, individual performance, and contributions to corporate achievements.

As part of the 2014 compensation-setting process for Pacific Ethanol’s NEOs, Pacific Ethanol’s Compensation Committee also reviewed “tally sheets” comprised of spreadsheets and tabular information that indicated the dollar amount of each component of compensation, including current and proposed base salaries, the proposed actual cash incentives to be paid for the prior year and the targeted cash incentives for the current year, and current projected values for the proposed equity-based awards based on stock price assumptions. The purpose of those tally sheets was to provide Pacific Ethanol’s Compensation Committee with a comprehensive snapshot of both the actual compensation provided to Pacific Ethanol’s executive officers and the potential compensation that could result from the various components of their proposed 2014 compensation packages. The Compensation Committee did not take into account the potential payments under Pacific Ethanol’s severance and change-in-control arrangements as the Compensation Committee sought to maintain the appropriate incentives with regard to matters that might result in severance and change-in-control payments. See “Other Policies and Factors Affecting Executive Officer Compensation—Severance and Change-in-Control Arrangements” below.

The Role of Stockholder Say-on-Pay Votes

Pacific Ethanol provides Pacific Ethanol’s stockholders with the opportunity to cast an advisory vote on the compensation of Pacific Ethanol’s NEOs each year. At Pacific Ethanol’s 2014 annual meeting, approximately 83% of votes cast on Pacific Ethanol’s “say-on-pay” proposal were voted in favor of the proposal.

Pacific Ethanol’s Compensation Committee considered the outcome of this advisory vote and believes it conveyed the support of Pacific Ethanol’s stockholders of the Compensation Committee’s decisions and Pacific Ethanol’s executive compensation programs and practices for 2013. After considering this advisory vote and other factors, Pacific Ethanol’s Compensation Committee decided, however, to revise its executive compensation programs for 2014 to more closely align them with Pacific Ethanol’s compensation philosophy and objectives.

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In keeping with the approval of Pacific Ethanol’s proposal at Pacific Ethanol’s 2013 annual meeting to submit “say-on-pay” advisory proposals to Pacific Ethanol’s stockholders annually, Pacific Ethanol will continue to do so for the foreseeable future and Pacific Ethanol’s Compensation Committee will continue to consider the results of future “say-on-pay” advisory votes in its ongoing evaluation of the compensation programs and practices.

Risk Considerations

As discussed in “Compensation Risk Analysis” below, the Compensation Committee reviews Pacific Ethanol’s compensation programs annually and for 2014 concluded that these programs did not create risks that could be reasonably likely to have a material adverse effect on Pacific Ethanol.

Elements of Compensation

Pacific Ethanol’s executive compensation program is comprised of three principal elements designed to operate together as part of an integrated compensation package to further Pacific Ethanol’s compensation objectives. The three principal elements of its executive compensation program are:

•	cash compensation in the form of base salary;

•	annual cash incentive compensation; and

•	long-term equity incentive compensation.

In addition, Pacific Ethanol’s executive compensation program also includes indirect compensation in the form of standard employee benefit programs, limited perquisites and other executive benefits, and severance and change-in-control benefits. Pacific Ethanol’s executive compensation program also allows for special discretionary cash or equity awards to address specific individual circumstances not fully addressed by the three principal elements of Pacific Ethanol’s executive compensation program.

In making compensation decisions, the Compensation Committee exercises its judgment on the overall level of compensation provided by this total compensation package as well as the mix of the three principal elements of compensation.

Base Salary

Pacific Ethanol’s Compensation Committee reviews the base salary levels for its executive officers annually and makes such adjustments as it deems appropriate after taking into account the officer’s level and scope of responsibility and experience, company and individual performance, competitive market data, and internal pay equity considerations.

Annual Cash Incentive Compensation

Annual cash incentive compensation for key employees, including the NEOs, consists of cash awards under Pacific Ethanol’s short-term incentive plans. Pacific Ethanol has an annual cash incentive compensation plan applicable to all NEOs other than James R. Sneed, its Vice President of Ethanol Supply and Trading, and an annual cash incentive compensation plan applicable solely to Mr. Sneed. Participants are eligible for annual cash incentive compensation based upon the attainment of pre-established goals. Awards under the plans are based on up to three elements: financial performance, departmental performance and individual performance. Pacific Ethanol’s financial performance is an element in all participants’ awards, whereas one or both of the departmental performance and individual performance elements will also apply, depending on the particular participant. Pacific Ethanol’s NEOs are evaluated under the plans based solely on the financial performance and individual performance elements because the Compensation Committee believes that these elements will best incent its NEOs to attain the short- and long-term financial and other business goals. The 2014 payout structure under the annual cash incentive compensation plans for its NEOs is set forth below:

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Target ($)	x	Performance Factor	=	Overall Payout

• Target $ = % of base salary • NEO Target %: » CEO: 70% » Other NEOs: 35-50%

• Financial performance:

» 80% weight

» Min/max payout for Adjusted EBITDA (all NEOs): 0%/175% of target

» Min/max payout for Kinergy’s Adjusted Net Income (Mr. Sneed only): 0%/855% of target

• Individual performance:

» 20% weight

» Min/max payout (all NEOs): 0%/100% of target

• Minimum payout (all NEOs): 0% of target • Target Payout (all NEOs): 100% of target • Maximum payout (NEOs other than Mr. Sneed): 160% of target • Maximum payout (Mr. Sneed only): 500% of target

The Compensation Committee selected the annual cash incentive compensation plans as the vehicle for cash incentive compensation for 2014 for Pacific Ethanol’s executive officers because the Compensation Committee believes the plans properly incent Pacific Ethanol’s executive officers by focusing primarily on Pacific Ethanol’s financial performance, as further discussed below, while allowing awards to reflect other important factors, including an executive officer’s individual performance and accomplishments. The retention of such flexibility may preclude certain of the annual awards from qualifying as performance-based compensation under Internal Revenue Code Section 162(m), resulting in the loss of income tax deductibility to the extent annual compensation exceeds $1.0 million.

Financial Performance

Pacific Ethanol has two annual cash incentive compensation plans, one applicable to all NEOs other than James R. Sneed, its Vice President of Ethanol Supply and Trading, and a separate plan applicable solely to Mr. Sneed. The annual cash incentive compensation plan applicable to all NEOs other than Mr. Sneed uses Pacific Ethanol’s Adjusted EBITDA as its sole financial performance element. The annual cash incentive compensation plan applicable to Mr. Sneed uses Pacific Ethanol’s Adjusted EBITDA and Kinergy’s Adjusted Net Income as its financial performance elements.

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Pacific Ethanol—Adjusted EBITDA

The financial performance element of the annual cash incentive compensation plan applicable to all NEOs other than Mr. Sneed is based on an Adjusted EBITDA goal established by the Compensation Committee. The Compensation Committee is expected to change the numerical Adjusted EBITDA goal from year to year and may include financial performance measures other than Adjusted EBITDA in future years.

The Compensation Committee selected the Adjusted EBITDA metric because it believed that earnings before interest, taxes, depreciation and amortization (sometimes referred to as EBITDA), is an industry-accepted measure of overall financial performance and demonstrates Pacific Ethanol’s financial performance and ability to reinvest in its business. The Compensation Committee departed from the standard EBITDA metric because it believed Adjusted EBITDA better reflects Pacific Ethanol’s financial performance on a year-over-year basis by excluding non-recurring charges for debt extinguishments and warrant inducements and by excluding non-cash charges for fair value adjustments. Use of the Adjusted EBITDA metric also allowed the Compensation Committee to incent Pacific Ethanol’s executive officers to focus on factors over which they can exert control, such as attaining higher margins through managing production volumes relative to both ethanol and co-product sales prices and production input costs, increasing production efficiencies, and controlling operating costs such as selling, general and administrative expenses, all of which impact Adjusted EBITDA. The Compensation Committee also desired to omit from the financial performance metric factors over which the executive officers have less control and which it viewed as less relevant to measuring year-over-year financial performance, such as interest expense, taxes, depreciation and amortization.

The financial performance element for 2014 was weighted at 80% and was the most heavily-weighted element. This element was assigned the highest weighting because the principal purpose of the annual cash incentive compensation plan is to motivate and reward participants for achieving Pacific Ethanol’s financial goals, while allowing significantly higher payouts for 2014 of up to 175% of the targeted payout amount for financial outperformance, and to align participant and stockholder interests.

Kinergy—Adjusted EBITDA and Kinergy’s Adjusted Net Income

The financial performance element of Kinergy’s annual cash incentive compensation plan applicable to Mr. Sneed is based on Adjusted EBITDA and Kinergy’s Adjusted Net Income goals established by the Compensation Committee. The Adjusted EBITDA goal applicable to Kinergy’s annual cash incentive compensation plan is the same as the goal for the annual cash incentive compensation plan applicable to all other NEOs. The Compensation Committee is expected to change Pacific Ethanol’s numerical Adjusted EBITDA and Kinergy’s numerical Adjusted Net Income goals from year to year and may include financial performance measures other than Adjusted EBITDA and Kinergy’s Adjusted Net Income in future years.

The Compensation Committee selected the Adjusted EBITDA metric as an additional financial performance element of Kinergy’s annual cash incentive compensation plan for the same reasons noted above with regard to the annual cash incentive compensation plan applicable to all NEOs other than Mr. Sneed and because the Compensation Committee wanted to incent Mr. Sneed to benefit Pacific Ethanol as a whole through his performance and enable Mr. Sneed to benefit from overall company performance.

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The Compensation Committee selected Kinergy’s Adjusted Net Income metric as a financial performance element of Kinergy’s annual cash incentive compensation plan because the overall objective for Kinergy in 2014 was for Kinergy to contribute higher net income to Pacific Ethanol as a whole to boost overall company performance by increasing Kinergy’s market share while focusing on Kinergy’s profitability. The Compensation Committee departed from the standard net income metric because it believed Kinergy’s Adjusted Net Income better reflects Kinergy’s financial performance by excluding the effects of legacy tax loss carryforwards while also maintaining a uniform methodology of measuring Kinergy’s Adjusted Net Income against budgeted net income by excluding mid-year changes in policy or practice. The Compensation Committee believed that excluding these mid-year changes would best incent Mr. Sneed by determining Kinergy’s Adjusted Net Income under the same assumptions as budgeted net income. A departure from these assumptions mid-year to make changes in policy or practice could have affected the calculation of Kinergy’s Adjusted Net Income and therefore unfairly increase or decrease Mr. Sneed’s annual cash incentive compensation. For 2014, Kinergy had no mid-year changes in policy or practice that affected the calculation of Kinergy’s Adjusted Net Income.

The financial performance element for 2014 was weighted at 80% and was the most heavily-weighted element. This element was assigned the highest weighting because the principal purpose of the annual cash incentive compensation plan for Mr. Sneed is to motivate and reward him for achieving Pacific Ethanol’s financial goals, while allowing significantly higher payouts for 2014 of up to 600% of target compensation for Kinergy and Pacific Ethanol financial outperformance, and to align the interests of Mr. Sneed and Pacific Ethanol’s stockholders.

Departmental Performance

The departmental performance element is based on quantitative criteria and subjective elements established by Pacific Ethanol’s executive committee. The extent to which a department is deemed to have achieved its performance goals is determined by the executive committee in consultation with the Compensation Committee. Payout under the departmental element is in the discretion of the Compensation Committee and was funded at a rate of 0% to 100% of the participant’s targeted payout amount for the element. Although Pacific Ethanol’s overall NEO performance evaluations included many departmental factors, the Compensation Committee weighted the departmental performance element at 0% for 2014 for the NEOs, focusing instead solely on financial performance and individual performance by the NEOs because the Compensation Committee believed those two performance elements, and their respective weightings, would best incent the NEOs in a manner consistent with Pacific Ethanol’s compensation philosophy and objectives.

Individual Performance

The individual performance element is based on individual participant goals based on quantitative criteria and subjective elements established by each participant’s supervisor, in consultation with the executive committee. The extent to which a participant is deemed to have achieved his or her individual performance goals is determined by the executive committee in consultation with the participant’s supervisor. However, the extent to which a participant who is an executive officer is deemed to have achieved his or her individual performance goals is recommended by Pacific Ethanol’s Chief Executive Officer but ultimately determined by Pacific Ethanol’s Compensation Committee. Payout under the individual performance element is in the discretion of the Compensation Committee and was funded at a rate of 0% to 100% of the participant’s targeted payout amount for the element.

Long-Term Equity Incentive Compensation

Long-term equity incentive compensation for key employees, including the NEOs, generally consists of awards of restricted stock under Pacific Ethanol’s 2006 Plan. Although Pacific Ethanol granted stock options in the past, Pacific Ethanol primarily made awards of restricted stock under its 2006 Plan as a means of providing long-term equity incentive compensation. Pacific Ethanol believes that shares of restricted stock are less subject to market volatility than stock options and therefore offer a more balanced and competitive equity compensation arrangement.

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The Compensation Committee approves equity awards for the NEOs in connection with the annual review of their individual performance and overall compensation. The annual awards are typically made near the end of the first quarter and represent the majority of the shares granted for the year under the equity incentive compensation program. Each award is designed primarily as a retention tool, requiring the executive to remain with Pacific Ethanol for at least one year to receive the benefit of one-third of the award on partial vesting and at least three years to receive the full benefit of the award on full vesting. Pacific Ethanol believes the equity incentive compensation aligns the interests of the NEOs with those of its stockholders and provides each NEO with a significant incentive to manage the company from the perspective of an owner with an equity stake in the business by tying significant portions of the recipients’ compensation to the market price of Pacific Ethanol common stock.

Awards of restricted stock typically vest annually over a three-year period of continued service measured from the grant date. Each award of restricted stock will provide a return to the NEO only to the extent he or she remains employed with Pacific Ethanol during the partial or full vesting period.

In making long-term equity incentive awards, the Compensation Committee sets a target value for the award for each executive officer based on its judgment about the factors used in setting executive officer total compensation described under “Compensation Philosophy and Objectives” above as well as the Compensation Committee’s judgment regarding the desired mix of base salary, annual cash incentives and long-term equity incentives. The Compensation Committee also considers outstanding vested and unvested equity awards to executive officers, the stock ownership levels of executive officers and the potential dilutive effect on Pacific Ethanol’s stockholders.

Once the Compensation Committee determines the target value of a recipient’s long-term equity incentive award, Pacific Ethanol establishes the specific number of shares subject to the award by dividing the target value of the equity grant by the closing price of a share of its common stock on the date of grant. This is the same valuation model Pacific Ethanol uses for its financial statements determined in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718.

Other Compensation and Benefits

Pacific Ethanol does not currently offer retirement or pension benefits or any non-qualified deferred compensation plans. Instead, Pacific Ethanol provides its NEOs with the opportunity to accumulate retirement income primarily through a defined contribution plan and through the appreciation of the value of their equity awards. Consistent with the pay-for-performance compensation philosophy, Pacific Ethanol does not provide its executive officers with any significant perquisites, other than certain travel perquisites or those offered to Pacific Ethanol’s employees generally. Except as noted below, the NEOs are eligible to participate in the following employee benefit programs on the same basis as all other regular employees:

401(k) Plan. Each of the NEOs and other salaried employees are eligible to participate in a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code. In 2014, Pacific Ethanol contributed $1.00 for each $1.00 of employee contributions, up to a maximum contribution of 3.0% of the participant’s eligible compensation, and Pacific Ethanol contributed $0.50 for each $1.00 of employee contributions for contributions in excess of 3.0% of the participant’s eligible compensation up to a maximum of 5.0% of the participant’s eligible compensation. Pacific Ethanol’s maximum matching contribution during 2014 was $9,800 per year. Pacific Ethanol has included its contributions to the accounts of the NEOs for the applicable years in the “All Other Compensation” column in the Summary Compensation Table below to the extent “All Other Compensation” exceeded $10,000 for a particular NEO.

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Group Life, Health and Disability Plans. Pacific Ethanol has established group life, health and disability plans for its employees. The NEOs may participate in these plans on the same basis as other employees.

Perquisites and Other Benefits. Pacific Ethanol furnishes a limited number of perquisites to its NEOs, of which only travel-related perquisites meet the threshold for reporting in the “All Other Compensation” column in the Summary Compensation Table under the rules of the Securities and Exchange Commission. Pacific Ethanol’s corporate travel policy, applicable only to certain executive officers, covers expenses of its Vice President, General Counsel and Secretary and its Vice President of Ethanol Supply and Trading for business travel from their out-of-state residences to Pacific Ethanol’s principal offices in Sacramento, California as well as expenses for local lodging. Pacific Ethanol’s travel policy does not provide for a “gross-up” for taxes on amounts Pacific Ethanol reimburses under the policy that are taxable compensation to the employee.

Other Policies and Factors Affecting Executive Officer Compensation

Severance and Change-in-Control Arrangements

Pacific Ethanol has established executive employment agreements that include severance and change-in-control arrangements with each of its NEOs. These arrangements set forth the terms and conditions upon which these NEOs would be entitled to receive certain benefits upon termination of employment.

These agreements are intended to help Pacific Ethanol attract and retain executive talent in a competitive marketplace; enhance the prospects that the NEOs would remain with Pacific Ethanol and devote their attention to Pacific Ethanol’s performance in the event of a potential change in control; foster their objectivity in considering a change-in-control proposal; and facilitate their attention to Pacific Ethanol’s affairs without the distraction that could arise from the uncertainty inherent in severance and change-in-control situations.

The disclosure below under “—Summary Compensation Table—Executive Employment Agreements”, “—Severance and Change in Control Arrangements with Named Executive Officers” and “—Calculation of Potential Payments upon Termination or Change in Control—2014” explains in detail the benefits under these arrangements and the circumstances under which these NEOs would be entitled to them.

Trading Policy

Pacific Ethanol’s insider trading policy prohibits all employees, officers and directors from engaging in any short sale of Pacific Ethanol securities, as well as any transaction involving puts, calls, collars, forward sales contracts, warrants or other options on Pacific Ethanol securities. Additionally, Pacific Ethanol’s executive officers are restricted from pledging Pacific Ethanol securities as collateral for a loan.

Tax Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly-held corporations for compensation paid to certain of their executive officers to the extent such compensation exceeds $1.0 million per covered officer in any year. However, this limitation only applies to compensation that is not considered performance-based for purposes of Section 162(m). Certain types of performance-based compensation are excluded from the $1.0 million deduction limit if specific requirements are met. As discussed earlier, certain amounts paid under Pacific Ethanol’s annual cash incentive compensation plan for 2014 qualified as such performance-based compensation. In addition, Pacific Ethanol’s time-based grants of restricted stock awarded to its executive officers do not qualify as such performance-based compensation, because their vesting is not tied to any performance metric.

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The Compensation Committee generally considers the impact of Section 162(m) when designing the cash and equity incentive compensation programs so that awards may be granted under these programs in a manner that qualifies them as performance-based for purposes of Section 162(m). However, Pacific Ethanol believes that in establishing the cash and equity incentive compensation programs for its executive officers, the potential tax deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. Pacific Ethanol believes it is important to maintain cash and equity incentive compensation at the levels and with the design features needed to attract and retain the executive officers essential to its success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation. Accordingly, the Compensation Committee may grant awards under which payments may not be deductible under Section 162(m) when the Compensation Committee determines that such non-deductible arrangements are otherwise in Pacific Ethanol’s best interests and in furtherance of the objectives of Pacific Ethanol’s executive compensation programs.

Compensation Recovery Policies

Pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, if Pacific Ethanol is required as the result of misconduct to restate its financial results due to its material noncompliance with any financial reporting requirements under the federal securities laws, Pacific Ethanol’s Chief Executive Officer and Chief Financial Officer may be legally required to reimburse Pacific Ethanol for any bonus or incentive-based or equity-based compensation they receive. Pacific Ethanol anticipates additional requirements in this regard once the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act have been adopted and Pacific Ethanol intends to fully comply with the requirements.

Compensation Decisions for 2014

The Compensation Committee established compensation for the NEOs in 2014 in a manner consistent with the executive compensation philosophy and objectives. The Compensation Committee’s decisions were based upon its judgment about Pacific Ethanol’s financial and other business performance for 2013, expected financial and other business performance for 2014, and the positions, scope and importance of the roles of the NEOs and how their positions compared to other Pacific Ethanol executive officers and personnel. The Compensation Committee’s decisions were also based on comparing and adjusting the compensation of the NEOs in reference to the compensation of similarly situated personnel at other organizations through a benchmarking process. See “Benchmarking” above. The Compensation Committee also considered certain other factors such as budget constraints and executive officer recommendations. Through these efforts, the Compensation Committee established a desired level and mix of total compensation.

In setting the compensation of Pacific Ethanol’s executive officers, except as noted below, the Compensation Committee did not adhere to any specific formulas tied to market data nor did it rely on market data to determine the specific mix of compensation components. Instead, the Compensation Committee used this data as a guide and a resource for tracking executive compensation trends.

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Total Compensation

In implementing its compensation philosophy and objectives for 2014, the Compensation Committee categorized each executive officer into one of three tiers based on its view of the importance and scope of the executive officer’s role and how his position compares to other Pacific Ethanol executive officers and personnel. The Tier 1 category included only Pacific Ethanol’s Chief Executive Officer. The Tier 2 category included Pacific Ethanol’s Chief Operating Officer, its Chief Financial Officer and its Vice President, General Counsel and Secretary. The Tier 3 category included all other executive officers, including its Vice President of Ethanol Supply and Trading.

The Compensation Committee targeted total compensation for Neil M. Koehler, Pacific Ethanol’s Chief Executive Officer, as the sole member of the Tier 1 category, at approximately the 75th percentile, targeted total compensation for Michael D. Kandris, its Chief Operating Officer, Bryon T. McGregor, its Chief Financial Officer, and Christopher W. Wright, its Vice President, General Counsel and Secretary, as members of the Tier 2 category, at above the 50th percentile but below the 75th percentile, and targeted total compensation for its other executive officers, including James R. Sneed, its Vice President of Ethanol Supply and Trading, as a member of the Tier 3 category, at approximately the 50th percentile, in each case relative to similarly situated personnel, or groups of personnel in the case of the Tier 2 category, at its third-party survey group companies based on the market data provided by Hay Group.

The Compensation Committee viewed the importance and scope of the Tier 2 executive officers’ roles and how their respective positions compare to other Pacific Ethanol executive officers and personnel as too closely aligned to make meaningful compensation distinctions among the Tier 2 executive officers. In grouping the Tier 2 executive officers together, the Compensation Committee also desired to promote a collaborative environment among the executive officers who work most closely together as a team. In determining the relevant percentile comparisons for the Tier 2 officers, the Compensation Committee used compensation data from Pacific Ethanol’s third-party survey group companies corresponding to each of the three officer positions within the Tier 2 category. This methodology resulted in three different total compensation figures at the 50th and 75th percentile levels given the different officer positions of the Tier 2 executive officers. Consistent with the Compensation Committee’s view that the Tier 2 executive officers were too closely aligned to make meaningful compensation distinctions among them, and to promote a collaborative working environment, the Compensation Committee selected the middle of the three 50th percentile total compensation figures by discarding the highest and lowest compensation figures rather than viewing each officer separately against his respective market data. The resulting single total compensation figure, increased for the reasons discussed below, was then used to target total compensation for all three of Pacific Ethanol’s Tier 2 executive officers.

The Compensation Committee determined the 75th percentile was an appropriate benchmark for Mr. Koehler because of Mr. Koehler’s exceptional industry expertise, his background as a founder of Pacific Ethanol and that his continued leadership of Pacific Ethanol is especially valuable in light of these factors, as well as the Compensation Committee’s view that Mr. Koehler’s compensation is appropriate relative to other public company Chief Executive Officers in Pacific Ethanol’s industry. The Compensation Committee determined that total compensation for the Tier 2 executive officers above the 50th percentile and below the 75th percentile was appropriate because that level is consistent with the Compensation Committee’s intention for 2014 to target total compensation for Pacific Ethanol’s Tier 2 executive officers at or around the median of total compensation of similarly situated personnel at other organizations, but increased to compensate the Tier 2 executive officers for lower base salaries relative to median base salaries of similarly situated executive officers. The additional targeted compensation above the 50th percentile took the form of long-term equity incentive compensation, further tying the Tier 2 executive officers’ compensation to company performance. The Compensation Committee determined the 50th percentile was an appropriate benchmark for Pacific Ethanol’s Tier 3 executive officers because that level is consistent with the Compensation Committee’s intention for 2014 to target total compensation for its Pacific Ethanol’s executive officers at the median of total compensation of similarly situated personnel at other organizations.

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Base Salary

Given Pacific Ethanol’s history of losses and uncertainties regarding future performance, and to reduce the impact on its financial position in the event of poor 2014 performance, the Compensation Committee decided to limit base salary adjustments for executive officers to a 3% increase over 2013 levels. This resulted in higher targeted long-term equity incentive compensation for 2014 for Pacific Ethanol’s Tier 1 and Tier 2 executive officers necessary to attain total compensation at the levels targeted.

Annual Cash Incentive Compensation

In setting total compensation for 2014, the Compensation Committee determined that Pacific Ethanol’s executive officers, other than Mr. Sneed, were paid at significantly lower levels than similarly situated personnel at other organizations largely due to the absence of regular payouts under an annual cash incentive compensation plan. The Compensation Committee concluded that it was important to alter the payout criteria of the annual cash incentive compensation in order to assure that annual cash incentive compensation is a meaningful part of the total mix of compensation in 2014 and in future years in order to bring total compensation to competitive levels and properly incent performance. Pacific Ethanol also revised its annual cash incentive compensation plan for Kinergy with compensation levels more aligned with the compensation of similarly situated personnel at other organizations consistent with market data provided by Pacific Ethanol’s compensation consultants. In addition, Pacific Ethanol did not impose an overall dollar cap for Kinergy’s bonus plan for 2013, resulting in high bonus compensation paid to Mr. Sneed for that year. The Compensation Committee revised Kinergy’s annual cash incentive compensation plan to include an overall dollar cap for 2014.

The Compensation Committee targeted 2014 annual cash incentive compensation at 70% of base salary for its Chief Executive Officer, at 50% of base salary for its Chief Operating Officer, its Chief Financial Officer and its Vice President, General Counsel and Secretary and at approximately 35% of base salary for its Vice President of Ethanol Supply and Trading. These levels were consistent with the targeted percentage bonus amounts included in each executive officer’s employment agreement other than its Vice President of Ethanol Supply and Trading, whose employment agreement does not include a targeted percentage bonus amount.

As discussed above, awards under the annual cash incentive compensation plans are based on up to three elements: financial performance, departmental performance and individual performance. For 2014, the Compensation Committee weighted for each of the NEOs, financial performance at 80%, departmental performance at 0% and individual performance at 20%. In doing so, the Compensation Committee desired to incent most heavily activities that lead to strong overall financial performance while still rewarding individual performance.

Pacific Ethanol’s Annual Cash Incentive Compensation Plan

For the annual cash incentive compensation plan applicable to all NEOs other than James R. Sneed, Pacific Ethanol’s Vice President of Ethanol Supply and Trading, the Compensation Committee established its 2014 financial performance goal of Adjusted EBITDA at $49.6 million based on Pacific Ethanol’s projections established early in the year, and approved a matrix with a sliding scale of achievement and payout opportunities in which higher Adjusted EBITDA corresponded to higher levels of goal achievement and payouts. Pacific Ethanol’s Adjusted EBITDA goal of $49.6 million was viewed as attainable but highly aspirational at the time the projections were finalized. Payout under the financial performance element was non-discretionary and was funded at a rate of 0% to 175% of the participants’ targeted payout amount for the financial performance element based on the actual level of Adjusted EBITDA compared to the Adjusted EBITDA goal. To achieve 100% of the Adjusted EBITDA performance goal, Pacific Ethanol had to achieve Adjusted EBITDA of $49.6 million for 2014; however, the matrix provided payout opportunities for partial achievement (e.g., payout as low as 40%) and overachievement (e.g., payout as high as 175%) of the Adjusted EBITDA goal at specified Adjusted EBITDA levels.

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The Compensation Committee established for 2014 a maximum aggregate plan pool of up to $1.8 million for all performance elements with a targeted payout amount of $1.2 million if all personnel covered by the plan attained 100% of their financial, departmental and individual performance goals. The $0.6 million difference between the maximum aggregate plan pool of up to $1.8 million and the targeted payout amount of $1.2 million was available if financial performance exceeded the Adjusted EBITDA goal by the maximum amount of 175%.

A minimum level of $39.7 million of Adjusted EBITDA, or 80% of Pacific Ethanol’s Adjusted EBITDA goal, was required to be satisfied before there was any payout under the financial performance element. This feature was intended to assure that Pacific Ethanol achieved an acceptable minimum level of financial performance before annual cash incentives could be paid to any participant, including Pacific Ethanol’s executive officers. At the 80% Adjusted EBITDA level, the targeted aggregate payout was $0.3 million, or 40% of the portion of the plan pool attributable to financial performance. At the 100% Adjusted EBITDA level, the targeted aggregate payout was $0.8 million, or 100% of the portion of the plan pool attributable to financial performance. From the 100% level, the amounts increased in 5% increments to a maximum of 175% of Pacific Ethanol’s Adjusted EBITDA goal so that at the 175% Adjusted EBITDA level, the targeted aggregate payout was $1.4 million, or 175% of the portion of the plan pool attributable to financial performance.

Kinergy’s Annual Cash Incentive Compensation Plan

For Pacific Ethanol’s annual cash incentive compensation plan applicable solely to Mr. Sneed, the Compensation Committee established two financial performance goals for 2014, specifically, Kinergy’s Adjusted Net Income goal of $2.9 million and Pacific Ethanol’s Adjusted EBITDA goal of $49.6 million. Of the 80% weighting attributable to Pacific Ethanol’s financial performance under this plan, 50% was attributable to the Kinergy’s Adjusted Net Income goal and 30% was attributable to Pacific Ethanol’s Adjusted EBITDA goal. Kinergy’s annual cash incentive compensation plan operates in a manner substantially the same as the annual cash incentive compensation plan applicable to Pacific Ethanol’s other NEOs, including with respect to matrices with sliding scales of achievement and payout opportunities in which higher levels of Kinergy’s Adjusted Net Income and Pacific Ethanol’s Adjusted EBITDA corresponded to higher levels of goal achievement and payouts. The Compensation Committee established for 2014 a maximum aggregate plan pool of up to $400,000 for all performance elements with a targeted payout amount of $80,000 if Mr. Sneed attained 100% of his financial and individual performance goals. The $320,000 difference between the maximum aggregate plan pool of up to $400,000 and the targeted payout amount of $80,000 was available if financial performance exceeded Kinergy’s Adjusted Net Income goal by the maximum amount of 855% and financial performance exceeded Pacific Ethanol’s Adjusted EBITDA goal by the maximum amount of 175%. A minimum level of $2.3 million of Kinergy’s Adjusted Net Income, or 80% of Kinergy’s Adjusted Net Income goal, was required to be satisfied before there was any payout under Kinergy’s Adjusted Net Income financial performance element.

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Long-Term Equity Incentive Compensation

The Compensation Committee targeted 2014 long-term equity incentive compensation for the NEOs at a level equal to the balance of the executive officer’s targeted total compensation in excess of the sum of the executive officer’s base salary and targeted annual cash incentive compensation. Accordingly, in setting 2014 long-term equity incentive compensation, the Compensation Committee subtracted the sum of the executive officer’s base salary and targeted annual cash incentive compensation from targeted total compensation and established the specific number of shares subject to the award by dividing the target value of the equity grant by the closing price of a share of Pacific Ethanol’s common stock on the date of grant.

Individual Executive Officer Compensation Targets

Target direct compensation for each of Pacific Ethanol’s NEOs for 2014 is set forth below.

Specific results against performance objectives that influenced the amount and mix of the NEOs total direct compensation for 2014 included record Adjusted EBITDA and higher than budgeted Kinergy Adjusted Net Income for 2014 and full attainment by the NEOs of their respective individual performance goals under the annual cash incentive compensation plans. Pacific Ethanol achieved 192% of its Adjusted EBITDA goal for 2014, resulting in a payout under the annual cash incentive compensation plans to all NEOs at 175% of the targeted payout levels for that performance measure. Pacific Ethanol achieved 140% of Kinergy’s Adjusted Net Income goal for 2014 resulting in a payout under Kinergy’s annual cash incentive compensation plan to James R. Sneed at 221% of the targeted payout level for that performance measure.

Neil M. Koehler, Chief Executive Officer and President

The following table and chart shows Mr. Koehler’s direct target compensation for 2014 and 2013, as well as the positioning of his 2014 direct target compensation relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group:

			Change
Neil M. Koehler	2014	2013	Dollars	Percent
Base Salary	$395,906	$384,375	$11,531	3.0%
Annual Cash Incentive Compensation
Target Percent of Base Salary	70.0%	70.0%		–
Target Dollars	$277,134	$269,063	$8,071	3.0%
Long-Term Equity Incentive Compensation
Target Percent of Base Salary	126.3%	130.1%		(2.9%	)
Target Dollars	$500,000	$500,000	$–	–
Target Total Direct Compensation	$1,173,040	$1,153,438	$19,602	1.7%

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The Compensation Committee increased Mr. Koehler’s target total direct compensation by 1.7% for 2014 as compared to 2013. The increase in target compensation for 2014 resulted from an annual 3% increase of Mr. Koehler’s base salary, which also increased Mr. Koehler’s targeted annual cash incentive compensation by an equivalent amount. In addition, as discussed above, the Compensation Committee established Mr. Koehler’s target total direct compensation for 2014 at approximately the 75th percentile relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group.

Michael D. Kandris, Chief Operating Officer

The following table and chart shows Mr. Kandris’ direct target compensation for 2014 and 2013, as well as the positioning of his 2014 direct target compensation relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group:

			Change
Michael D. Kandris	2014	2013	Dollars	Percent
Base Salary	$253,380	$246,000	$7,380	3.0%
Annual Cash Incentive Compensation
Target Percent of Base Salary	50.0%	50.0%		–
Target Dollars	$126,690	$123,000	$3,690	3.0%
Long-Term Equity Incentive Compensation
Target Percent of Base Salary	67.5%	56.9%		18.6%
Target Dollars	$171,030	$140,000	$31,030	22.2%
Target Total Direct Compensation	$551,100	$509,000	$42,100	8.3%

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The Compensation Committee increased Mr. Kandris’ target total direct compensation by 8.3% for 2014 as compared to 2013. As discussed above, the Compensation Committee established Mr. Kandris’ target total direct compensation at above the 50th percentile and below the 75th percentile relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group, which resulted in higher target total direct compensation for 2014 as compared to 2013.

Bryon T. McGregor, Chief Financial Officer

The following table and chart shows Mr. McGregor’s direct target compensation for 2014 and 2013, as well as the positioning of his 2014 direct target compensation relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group:

			Change
Bryon T. McGregor	2014	2013	Dollars	Percent
Base Salary	$253,380	$246,000	$7,380	3.0%
Annual Cash Incentive Compensation
Target Percent of Base Salary	50.0%	50.0%		–
Target Dollars	$126,690	$123,000	$3,690	3.0%
Long-Term Equity Incentive Compensation
Target Percent of Base Salary	67.5%	56.9%		18.6%
Target Dollars	$171,030	$140,000	$31,030	22.2%
Target Total Direct Compensation	$551,100	$509,000	$42,100	8.3%

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The Compensation Committee increased Mr. McGregor’s target total direct compensation by 8.3% for 2014 as compared to 2013. As discussed above, the Compensation Committee established Mr. McGregor’s target total direct compensation at above the 50th percentile and below the 75th percentile relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group, which resulted in higher target total direct compensation for 2014 as compared to 2013.

Christopher W. Wright, Vice President, General Counsel and Secretary

The following table and chart shows Mr. Wright’s direct target compensation for 2014 and 2013, as well as the positioning of his 2014 direct target compensation relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group:

			Change
Christopher W. Wright	2014	2013	Dollars	Percent
Base Salary	$253,380	$246,000	$7,380	3.0%
Annual Cash Incentive Compensation
Target Percent of Base Salary	50.0%	50.0%		–
Target Dollars	$126,690	$123,000	$3,690	3.0%
Long-Term Equity Incentive Compensation
Target Percent of Base Salary	67.5%	56.9%		18.6%
Target Dollars	$171,030	$140,000	$31,030	22.2%
Target Total Direct Compensation	$551,100	$509,000	$42,100	8.3%

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The Compensation Committee increased Mr. Wright’s target total direct compensation by 8.3% for 2014 as compared to 2013. As discussed above, the Compensation Committee established Mr. Wright’s target total direct compensation at above the 50th percentile and below the 75th percentile relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group, which resulted in higher target total direct compensation for 2014 as compared to 2013.

James R. Sneed, Vice President of Ethanol Supply and Trading

The following table and chart shows Mr. Sneed’s direct target compensation for 2014 and 2013, as well as the positioning of his 2014 direct target compensation relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group:

			Change
James R. Sneed	2014	2013	Dollars	Percent
Base Salary	$226,600	$220,000	$6,600	3.0%
Annual Cash Incentive Compensation
Target Percent of Base Salary	35.3%	13.6%		159.6%
Target Dollars	$80,000	$30,000	$50,000	166.7%
Long-Term Equity Incentive Compensation
Target Percent of Base Salary	33.1%	34.1%		(2.9%	)
Target Dollars	$75,000	$75,000	$–	–
Target Total Direct Compensation	$381,600	$325,000	$56,600	17.4

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The Compensation Committee increased Mr. Sneed’s target total direct compensation by 17.4% for 2014 as compared to 2013. As discussed above, the Compensation Committee established Mr. Sneed’s target total direct compensation for 2014 at the 50th percentile relative to similarly situated personnel at Pacific Ethanol’s third-party survey group companies based on the market data provided by Hay Group, which resulted in higher target total direct compensation for 2014 as compared to 2013. The increase in 2014 was primarily related to the implementation of a higher targeted annual cash incentive compensation payout based on Kinergy’s budgeted Adjusted Net Income for 2014. For 2013, Pacific Ethanol did not target any annual cash incentive compensation payout at Kinergy’s budgeted income level beyond a guaranteed minimum bonus of $30,000. Subject to the guaranteed minimum bonus, Kinergy had to attain higher than budgeted income before any amounts were payable to Mr. Sneed in 2013.

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The following Compensation Committee Report is not deemed filed with the Securities and Exchange Commission. Notwithstanding anything to the contrary set forth in any of Pacific Ethanol’s previous filings made under the Securities Act or under the Exchange Act that might incorporate future filings made by Pacific Ethanol under those statutes, the Compensation Committee Report will not be incorporated by reference into any such prior filings or into any future filings made by Pacific Ethanol under those statutes.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management, and based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the annual report on Form 10-K for the year ended December 31, 2014.

Submitted by the Compensation Committee of the Board:

Larry D. Layne, Chair

Douglas L. Kieta

Terry L. Stone

John L. Prince

Compensation Risk Analysis

The Compensation Committee, with the advice of its independent compensation consultant and input from management, reviewed the design of Pacific Ethanol’s employee compensation policies and practices and concluded that those policies and practices do not create risks that are reasonably likely to have a material adverse effect on Pacific Ethanol. Significant factors considered by the Compensation Committee in reaching its conclusion include:

•	the mix and balance of base salary, annual cash incentive compensation and long-term equity incentive compensation, with an emphasis on long-term equity incentive compensation that increase along with Pacific Ethanol’s executives’ levels of responsibility;

•	a long-term equity incentive compensation program under which grants of restricted stock are made, which is intended to mitigate the risk of actions intended to capture short-term stock appreciation gains at the expense of sustainable total stockholder return over the longer-term;

•	vesting of long-term equity incentive awards over a number of years;

•	caps on annual cash incentive compensation;

•	broad performance ranges for minimum, target and maximum financial performance goals with small tiered increments for annual cash incentive compensation that reduce the risk of accelerating or delaying revenue or expense recognition in order to satisfy the threshold or next tier for larger incentive payouts;

•	the financial performance measures Pacific Ethanol utilizes under the annual cash incentive compensation plans, which include Adjusted EBITDA that accounts for controllable factors such as attaining higher margins through managing production volumes relative to both ethanol and co-product sales prices and production input costs, increasing production efficiencies, and controlling operating costs such as selling, general and administrative expenses; and Kinergy’s Adjusted Net Income that similarly accounts for controllable factors; and

•	the features in Pacific Ethanol’s incentive programs that are intended to mitigate risks from the compensation program, particularly the risk of short-term decision-making. These features include the potential forfeiture of incentive awards by certain executive officers in the event of material noncompliance with any financial reporting requirements under the federal securities laws (other than to comply with changes in applicable accounting principles), including as a result of misconduct; and the ability of the Compensation Committee to exercise discretion to reduce or eliminate payouts under the discretionary components of the compensation program, such as the individual performance element in the annual cash incentive compensation plan, if it deems appropriate.

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Summary Compensation Table

The following table sets forth summary information concerning the compensation of the NEOs for all services rendered in all capacities to Pacific Ethanol for the years ended December 31, 2012, 2013 and 2014.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation (3)		Total ($)
Neil M. Koehler	2014	$393,245		$443,415	$516,288	$–	$–		$1,352,948
Chief Executive Officer	2013	$384,375		$153,750	$665,283	$190,477	$–		$1,393,885
and President(4)	2012	$384,375		$40,000	$–	$–	$–		$424,375
Michael D. Kandris	2014	$251,677		$202,704	$176,588	$–	$–		$630,969
Chief Operating Officer(5)	2013	$246,000		$98,400	$112,179	$53,333	$–		$509,912
	2012	$–	(4)	$–	$–	$–	$–		$–	(4)
Bryon T. McGregor	2014	$252,027		$202,704	$176,588	$–	$–		$631,319
Chief Financial Officer(6)	2013	$246,000		$98,400	$191,183	$53,333	$–		$588,916
	2012	$246,000		$23,370	$–	$–	$–		$269,370
Christopher W. Wright	2014	$252,027		$202,70	$176,588	$–	$25,355	(8)	$656,674
Vice President, General	2013	$246,000		$98,400	$191,183	$53,333	$20,573	(8)	$609,489
Counsel and Secretary(7)	2012	$246,000		$23,370	$–	$–	$–		$269,370
James R. Sneed	2014	$225,077		$177,926	$77,434	$–	$–		$480,437
Vice President of Ethanol	2013	$220,000		$525,031	$43,635	$17,143	$17,969	(8)	$823,778
Supply and Trading	2012	$–		$–	$–	$–	$–		$–

__________

(1)	The amounts shown are the fair value of stock awards on the date of grant. Fair value of stock awards is calculated by multiplying the number of shares of stock granted by the closing price of Pacific Ethanol’s common stock on the date of grant. The shares of common stock were issued under Pacific Ethanol’s 2006 Plan. Information regarding the grants of restricted stock and vesting schedules for the named executive officers is included in the “Grants of Plan-Based Awards−2014” and “Outstanding Equity Awards at Fiscal Year-End−2014” tables below and the footnotes thereto.
(2)	The amounts shown are the aggregate grant date fair values of grants of stock options to the named executive officers pursuant to the provisions of Accounting Standards Codification (“ASC”) 718. For a discussion of valuation assumptions used in ASC 718 calculations, see “Note 10—Stock-Based Compensation” of the Notes to Consolidated Financial Statements included in Pacific Ethanol’s annual report on Form 10-K for the year ended December 31, 2014. The options were issued under Pacific Ethanol’s 2006 Plan. Information regarding the vesting schedules for the named executive officers is included in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End−2014” table below.
(3)	Except as specifically noted, the value of perquisites and other personal benefits was less than $10,000 in aggregate for each of the named executive officers.
(4)	The value of the stock awards reported for 2013 includes $380,002 of awards made to Mr. Koehler in respect of his 2012 compensation that were granted in 2013. Pacific Ethanol did not have adequate shares available under its 2006 Plan to make awards in 2012.
(5)	Mr. Kandris was appointed as Pacific Ethanol’s Chief Operating Officer effective January 6, 2013. Pacific Ethanol paid Mr. Kandris $1,385 in fees for his services in 2013 as a member of the board of directors. Pacific Ethanol paid Mr. Kandris $239,135 in consideration of services provided to Pacific Ethanol in 2012 under a consulting arrangement. In addition, Pacific Ethanol paid Mr. Kandris $36,000 in fees for his service in 2012 as a member of its board of directors. None of the foregoing amounts are included in the table above. Also, of the stock awards granted to Mr. Kandris in 2013, an award of 10,000 shares of Pacific Ethanol’s common stock on January 4, 2013 having an aggregate grant date fair value of $53,900, calculated based on the fair market value of Pacific Ethanol’s common stock on the applicable grant date, was made in respect of Mr. Kandris’ service as a member of Pacific Ethanol’s Board in 2012.
(6)	The value of the stock awards reported for 2013 includes $133,004 of awards made to Mr. McGregor in respect of his 2012 compensation that were granted in 2013. Pacific Ethanol did not have adequate shares available under Pacific Ethanol’s 2006 Plan to make awards in 2012.
(7)	The value of the stock awards reported for 2013 includes $133,004 of awards made to Mr. Wright in respect of his 2012 compensation that were granted in 2013. Pacific Ethanol did not have adequate shares available under Pacific Ethanol’s 2006 Plan to make awards in 2012.
(8)	Amount represents perquisites or personal benefits relating to payment of or reimbursement of commuting expenses from the executive officer’s home to Pacific Ethanol’s corporate office locations in Sacramento, California, and housing and other living expenses.

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Executive Employment Agreements

Neil M. Koehler

Pacific Ethanol’s Amended and Restated Executive Employment Agreement with Mr. Koehler dated as of December 11, 2007 provides for at-will employment as Pacific Ethanol’s President and Chief Executive Officer. Mr. Koehler initially received a base salary of $300,000 per year, which was increased to $375,000 effective March 1, 2008, further increased to $384,375 effective April 3, 2011, further increased to $395,906 on March 5, 2014 and further increased to $407,783 on February 15, 2015, and is eligible to receive an annual discretionary cash bonus of up to 70% of his base salary, to be paid based upon performance criteria set by the Pacific Ethanol Board. For 2013, Pacific Ethanol paid Mr. Koehler a discretionary cash bonus based on Pacific Ethanol’s 2013 performance. For 2014, Pacific Ethanol paid Mr. Koehler a cash bonus under its annual cash incentive compensation program based on its 2014 performance.

Upon termination by Pacific Ethanol without cause, resignation by Mr. Koehler for good reason or upon Mr. Koehler’s disability, Mr. Koehler is entitled to receive (i) severance equal to twelve months of base salary, (ii) continued health insurance coverage for twelve months, and (iii) accelerated vesting of 25% of all shares or options subject to any equity awards granted to Mr. Koehler prior to Mr. Koehler’s termination which are unvested as of the date of termination. However, if Mr. Koehler is terminated without cause or resigns for good reason within three months before or twelve months after a change in control, Mr. Koehler is entitled to (a) severance equal to eighteen months of base salary, (b) continued health insurance coverage for eighteen months, and (c) accelerated vesting of 100% of all shares or options subject to any equity awards granted to Mr. Koehler prior to Mr. Koehler’s termination that are unvested as of the date of termination.

The term “for good reason” is defined in the Amended and Restated Executive Employment Agreement as (i) the assignment to Mr. Koehler of any duties or responsibilities that result in the material diminution of Mr. Koehler’s authority, duties or responsibility, (ii) a material reduction by Pacific Ethanol in Mr. Koehler’s annual base salary, except to the extent the base salaries of all other executive officers of Pacific Ethanol are accordingly reduced, (iii) a relocation of Mr. Koehler’s place of work, or Pacific Ethanol’s principal executive offices if Mr. Koehler’s principal office is at these offices, to a location that increases Mr. Koehler’s daily one-way commute by more than thirty-five miles, or (iv) any material breach by Pacific Ethanol of any material provision of the Amended and Restated Executive Employment Agreement.

The term “cause” is defined in the Amended and Restated Executive Employment Agreement as (i) Mr. Koehler’s indictment or conviction of any felony or of any crime involving dishonesty, (ii) Mr. Koehler’s participation in any fraud or other act of willful misconduct against Pacific Ethanol, (iii) Mr. Koehler’s refusal to comply with any lawful directive of Pacific Ethanol, (iv) Mr. Koehler’s material breach of his fiduciary, statutory, contractual, or common law duties to Pacific Ethanol, or (v) conduct by Mr. Koehler which, in the good faith and reasonable determination of the Board, demonstrates gross unfitness to serve; provided, however, that in the event that any of the foregoing events is reasonably capable of being cured, Pacific Ethanol shall, within twenty days after the discovery of the event, provide written notice to Mr. Koehler describing the nature of the event and Mr. Koehler shall thereafter have ten business days to cure the event.

A “change in control” of Pacific Ethanol is deemed to have occurred if, in a single transaction or series of related transactions (i) any person (as the term is used in Section 13(d) and 14(d) of the Exchange Act), or persons acting as a group, other than a trustee or fiduciary holding securities under an employee benefit program, is or becomes a “beneficial owner” (as defined in Rule 13-3 under the Exchange Act), directly or indirectly of securities of Pacific Ethanol representing a majority of the combined voting power of Pacific Ethanol, (ii) there is a merger, consolidation or other business combination transaction of Pacific Ethanol with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of Pacific Ethanol outstanding immediately prior to the transaction continue to hold (either by the shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of Pacific Ethanol (or the surviving entity) outstanding immediately after the transaction, or (iii) all or substantially all of Pacific Ethanol’s assets are sold.

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Michael Kandris

Pacific Ethanol’s Executive Employment Agreement with Mr. Kandris dated as of January 6, 2013 provides for at-will employment as Pacific Ethanol’s Chief Operating Officer. Mr. Kandris initially received a base salary of $246,000 per year, which was increased to $253,380 on March 5, 2014 and further increased to $260,981 on February 15, 2015, and he is eligible to receive an annual discretionary cash bonus of up to 50% of his base salary, to be paid based upon performance criteria set by the Board. For 2013, Pacific Ethanol paid Mr. Kandris a discretionary cash bonus based on Pacific Ethanol’s 2013 performance. For 2014, Pacific Ethanol paid Mr. Kandris a cash bonus under Pacific Ethanol’s annual cash incentive compensation program based on Pacific Ethanol’s 2014 performance. All other terms and conditions of Mr. Kandris’ Executive Employment Agreement are substantially the same as those contained in Neil M. Koehler’s Amended and Restated Executive Employment Agreement described above.

Bryon T. McGregor

Pacific Ethanol’s Amended and Restated Executive Employment Agreement with Mr. McGregor effective as of November 25, 2009 provides for at-will employment as Pacific Ethanol’s Chief Financial Officer. Mr. McGregor initially received a base salary of $240,000 per year, which was increased to $246,000 effective April 3, 2011, further increased to $253,380 on March 5, 2014 and further increased to $260,981 on February 15, 2015, and is eligible to receive an annual discretionary cash bonus of up to 50% of his base salary, to be paid based upon performance criteria set by the Board. For 2013, Pacific Ethanol paid Mr. McGregor a discretionary cash bonus based on Pacific Ethanol’s 2013 performance. For 2014, Pacific Ethanol’s paid Mr. McGregor a cash bonus under Pacific Ethanol’s annual cash incentive compensation program based on Pacific Ethanol’s 2014 performance. All other terms and conditions of Mr. McGregor’s Amended and Restated Executive Employment Agreement are substantially the same as those contained in Neil M. Koehler’s Amended and Restated Executive Employment Agreement described above.

Christopher W. Wright

Pacific Ethanol’s Amended and Restated Executive Employment Agreement with Mr. Wright dated as of December 11, 2007 provides for at-will employment as Pacific Ethanol’s Vice President, General Counsel and Secretary. Mr. Wright initially received a base salary of $225,000 per year, which was increased to $240,000 effective March 1, 2008, further increased to $246,000 effective April 3, 2011, further increased to $253,380 on March 5, 2014 and further increased to $260,981 on February 15, 2015, and is eligible to receive an annual discretionary cash bonus of up to 50% of his base salary, to be paid based upon performance criteria set by the Board. For 2013, Pacific Ethanol paid Mr. Wright a discretionary cash bonus based on Pacific Ethanol’s 2013 performance. For 2014, Pacific Ethanol paid Mr. Wright a cash bonus under Pacific Ethanol’s annual cash incentive compensation program based on Pacific Ethanol’s 2014 performance. All other terms and conditions of Mr. Wright’s Amended and Restated Executive Employment Agreement are substantially the same as those contained in Neil M. Koehler’s Amended and Restated Executive Employment Agreement described above.

James R. Sneed

Pacific Ethanol’s Employment Agreement with Mr. Sneed dated as of November 12, 2012 provides for at-will employment as Pacific Ethanol’s Vice President of Ethanol Supply and Trading. Mr. Sneed received a signing bonus of $75,000 upon commencement of his employment. Mr. Sneed initially received a base salary of $220,000 per year, which was increased to $226,600 on March 5, 2014 and further increased to $233,398 on February 15, 2015. Beginning January 1, 2013, Mr. Sneed is eligible to participate in a cash bonus program based on the financial results of Kinergy, subject to a guaranteed minimum annual bonus of $30,000 for 2013. For 2013, Pacific Ethanol paid Mr. Sneed a cash bonus, in accordance with Kinergy’s 2013 bonus program, based on the amount by which Kinergy’s net income exceeded Kinergy’s targeted net income for the year. For 2014, Pacific Ethanol paid Mr. Sneed a cash bonus under Kinergy’s annual cash incentive compensation program based on Pacific Ethanol’s 2014 performance. The severance provisions of Mr. Sneed’s employment agreement entitle him to severance equal to nine months of base salary upon termination by Pacific Ethanol without cause, resignation by the executive for good reason or upon Mr. Sneed’s disability, as those terms are defined above; however, Mr. Sneed is not entitled to the additional severance benefits applicable to the other NEOs.

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Clawback Policy

In 2011, the Compensation Committee instituted a “clawback” policy with respect to incentive compensation. Except as otherwise required by applicable law and regulations, the clawback policy applies to any incentive-based compensation awarded or paid after January 1, 2011. The clawback policy mitigates the risks associated with the compensation policies, because certain executive officers will be required to repay compensation in the circumstances identified in the policy. The clawback policy requires recoupment of the incentive based compensation paid or granted to certain executive officers in the event of a material noncompliance with any financial reporting requirements under the federal securities laws (other than to comply with changes in applicable accounting principles).

The Compensation Committee will reevaluate and, if necessary, revise the clawback policy to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act once the rules implementing the clawback requirements have been finalized by the Securities and Exchange Commission.

Grants of Plan-Based Awards – 2014

The following table sets forth summary information regarding all grants of plan-based awards made to the NEOs during the year ended December 31, 2014. As of the end of 2014, none of the NEOs held any performance-based equity or non-equity incentive awards.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock and Option Awards($)(2)
Neil M. Koehler	June 18, 2014	33,944	$516,288
Michael D. Kandris	June 18, 2014	11,610	$176,588
Bryon T. McGregor	June 18, 2014	11,610	$176,588
Christopher W. Wright	June 18, 2014	11,610	$176,588
James R. Sneed	June 18, 2014	5,091	$77,434

__________

(1)	The stock awards reported in the above table represent shares of stock granted Pacific Ethanol’s 2006 Stock Incentive Plan. One-third of the shares vest on each of April 1, 2015, 2016 and 2017.
(2)	The dollar value of grants of common stock shown represents the grant date fair value calculated based on the fair market value of Pacific Ethanol’s common stock on the grant date. The actual value that an executive will realize on the award will depend on the price per share of Pacific Ethanol’s common stock at the time shares are sold. There is no assurance that the actual value realized by an executive will be at or near the grant date fair value of the shares awarded.

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Outstanding Equity Awards at Fiscal Year-End – 2014

The following table sets forth information about outstanding equity awards held by the NEOs as of December 31, 2014.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Neil M. Koehler	3,750	(3)	–		$12.90	8/1/2021	1,191	(4)	$12,303
	37,793	(5)	75,586	(5)	$3.74	6/24/2023	19,445	(6)	$200,867
							8,334	(7)	$86,090
							37,037	(8)	$382,592
							33,944	(9)	$350,642

Michael D. Kandris	10,582	(10)	21,164	(10)	$3.74	6/24/2023	10,371	(11)	$107,132
							11,610	(12)	$119,931

Bryon T. McGregor	1,715	(13)	–		$12.90	8/1/2021	334	(14)	$3,450
	10,582	(10)	21,164	(10)	$3.74	6/24/2023	7,778	(15)	$80,347
							10,371	(11)	$107,132
							11,610	(12)	$119,931

Christopher W. Wright	1,715	(13)	–		$12.90	8/1/2021	334	(14)	$3,450
	10,582	(10)	21,164	(10)	$3.74	6/24/2023	7,778	(15)	$80,347
							10,371	(11)	$107,132
							11,610	(12)	$119,931

James R. Sneed	3,401	(16)	6,803	(16)	$3.74	6/24/2023	7,778	(17)	$80,347
							5,091	(18)	$52,590

  __________

(1)	The stock awards reported in the above table represent shares of restricted stock and stock options granted under Pacific Ethanol’s 2006 Plan.
(2)	Represents the fair market value per share of Pacific Ethanol’s common stock on December 31, 2014, which was $10.33, multiplied by the number of shares that had not vested as of that date.
(3)	Represents stock options granted on August 1, 2011. The option vested as to 1,250 shares on each of April 1, 2012, 2013 and 2014.
(4)	Represents shares granted on August 1, 2011. Mr. Koehler’s grant vests as to 1,191 shares on April 1, 2015.
(5)	Represents stock options granted on June 24, 2013. The option vested as to 37,793 shares on April 1, 2014 and vests as to 37,793 shares on each of April 1, 2015 and 2016.
(6)	Represents shares granted on March 1, 2013. The grant vests as to 19,445 shares on April 1, 2015.
(7)	Represents shares granted on April 12, 2013. The grant vests as to 8,334 shares on April 1, 2015.
(8)	Represents shares granted on June 24, 2013. The grant vests as to 18,519 on April 1, 2015 and vests as to 18,518 on April 1, 2016.

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(9)	Represents shares granted on June 18, 2014. The grant vests as to 11,315 shares on April 1, 2015, vests as to 11,314 shares on April 1, 2016 and vests as to 11,315 shares on April 1, 2017.
(10)	Represents stock options granted on June 24, 2013. The option vested as to 10,582 shares on April 1, 2014 and vests as to 10,582 shares on each of April 1, 2015 and 2016.
(11)	Represents shares granted on June 24, 2013. The grant vests as to 5,185 shares on April 1, 2015 and 5,186 shares on April 1, 2016.
(12)	Represents shares granted on June 18, 2014. The grant vests as to 3,870 shares on each of April 1, 2015, 2016 and 2017.
(13)	Represents stock options granted on August 1, 2011. The option vested as to 572 shares on April 1, 2012, vested as to 571 shares on April 1, 2013 and vested as to 572 shares on April 1, 2014.
(14)	Represents shares granted on August 1, 2011. The grant vests as to 334 shares on April 1, 2015.
(15)	Represents shares granted on March 1, 2013. The grant vests as to 7,778 shares on April 1, 2015.
(16)	Represents stock options granted on June 24, 2013. The option vested as to 3,401 shares on April 1, 2014, vests as to 3,402 shares on April 1, 2015 and vests as to 3,401 shares on April 1, 2016.
(17)	Represents shares granted on June 24, 2013. The grant vests as to 3,889 shares on each of April 1, 2015 and 2016.
(18)	Represents shares granted on June 18, 2014. The grant vests as to 1,697 shares on each of April 1, 2015, 2016 and 2017.

Option Exercises and Stock Vested – 2014

The following table summarizes the vesting of stock awards for each of the NEOs for the year ended December 31, 2014:

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Neil M. Koehler	48,915	$868,934
Michael D. Kandris	5,185	$92,812
Bryon T. McGregor	13,696	$243,298
Christopher W. Wright	13,696	$243,298
James R. Sneed	3,889	$69,613

__________

(1)	Represents the closing price of a share of Pacific Ethanol’s common stock on the date of vesting multiplied by the number of shares that vested on such date, including any shares that were withheld by Pacific Ethanol to satisfy minimum employment withholding taxes.

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Severance and Change in Control Arrangements with Named Executive Officers

Executive Employment Agreements. Pacific Ethanol have entered into agreements with the NEOs that provide certain benefits upon the termination of their employment under certain prescribed circumstances. Those agreements are described under “Executive Employment Agreements” above.

2006 Stock Incentive Plan. Under Pacific Ethanol’s 2006 Stock Incentive Plan, if a change in control occurs, each outstanding equity award under the discretionary grant program will automatically accelerate in full, unless (i) that award is assumed by the successor corporation or otherwise continued in effect, (ii) the award is replaced with a cash retention program that preserves the spread existing on the unvested shares subject to that equity award (the excess of the fair market value of those shares over the exercise or base price in effect for the shares) and provides for subsequent payout of that spread in accordance with the same vesting schedule in effect for those shares, or (iii) the acceleration of the award is subject to other limitations imposed by the plan administrator. In addition, all unvested shares outstanding under the discretionary grant and stock issuance programs will immediately vest upon the change in control, except to the extent Pacific Ethanol’s repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect or accelerated vesting is precluded by other limitations imposed by the plan administrator. Each outstanding equity award under the stock issuance program will vest as to the number of shares of common stock subject to that award immediately prior to the change in control, unless that equity award is assumed by the successor corporation or otherwise continued in effect or replaced with a cash retention program similar to the program described in clause (ii) above or unless vesting is precluded by its terms. Immediately following a change in control, all outstanding awards under the discretionary grant program will terminate and cease to be outstanding except to the extent assumed by the successor corporation or its parent or otherwise expressly continued in full force and effect pursuant to the terms of the change in control transaction.

The plan administrator will have the discretion to structure one or more equity awards under the discretionary grant and stock issuance programs so that those equity awards will vest in full either immediately upon a change in control or in the event the individual’s service with Pacific Ethanol or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction, whether or not those equity awards are to be assumed or otherwise continued in effect or replaced with a cash retention program.

The definition of “change in control” under Pacific Ethanol’s 2006 Stock Incentive Plan is substantially the same as provided under “Executive Employment Agreements” above.

Calculation of Potential Payments upon Termination or Change in Control – 2014

In accordance with the rules of the Securities and Exchange Commission, the following table presents Pacific Ethanol’s estimate of the benefits payable to its NEOs under their executive employment agreements and Pacific Ethanol’s 2006 Stock Incentive Plan assuming that for each of the NEOs (i) a “change in control” occurred on December 31, 2014, the last business day of 2014, and (a) there was a termination by the executive “for good reason,” or by Pacific Ethanol without “cause” within three months before or twelve months after the change in control, or (b) none of the executives’ equity awards were assumed by the successor corporation or replaced with a cash retention program, (ii) a qualifying termination occurred on December 31, 2014, which is a termination by the executive “for good reason,” by Pacific Ethanol without “cause” or upon the executive’s disability, or (iii) a non-qualifying termination occurred on December 31, 2014, which is a voluntary termination by the executive other than “for good reason” or by Pacific Ethanol for “cause.” See “Executive Employment Agreements” above for the definitions of “for good reason,” “cause” and “change in control.”

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Name	Trigger	Salary and Bonus(1)	Continuation of Benefits(2)	Value of Stock Acceleration(3)	Total Value(4)

Neil M. Koehler	Change in Control	$593,859	$22,198	$1,032,494	$1,648,551
	Qualifying Termination	$395,906	$14,799	$258,126	$668,831
	Non-Qualifying Termination	$–	$–	$–	$–

Michael D. Kandris	Change in Control	$380,070	$16,105	$227,064	$623,239
	Qualifying Termination	$253,380	$10,736	$56,774	$320,890
	Non-Qualifying Termination	$–	$–	$–	$–

Bryon T. McGregor	Change in Control	$380,070	$22,198	$310,861	$713,129
	Qualifying Termination	$253,380	$14,799	$77,733	$345,912
	Non-Qualifying Termination	$–	$–	$–	$–

Christopher W. Wright	Change in Control	$380,070	$7,942	$310,861	$698,873
	Qualifying Termination	$253,380	$5,294	$77,733	$336,407
	Non-Qualifying Termination	$–	$–	$–	$–

James R. Sneed	Change in Control	$169,950	$–	$–	$169,950
	Qualifying Termination	$169,950	$–	$–	$169,950
	Non-Qualifying Termination	$–	$–	$–	$–

__________

(1)	Amount represents eighteen months additional salary after the date of termination in the event of a change in control and twelve months additional salary after the date of termination in the event of a qualifying termination, in each case based on the executive’s salary as of December 31, 2014; provided, that James R. Sneed is entitled to nine months of additional salary after the date of termination in the event of a change in control or a qualifying termination, in each case based on the executive’s salary as of December 31, 2014.
(2)	For those NEOs reported as eligible for benefits, the amount represents the aggregate value of the continuation of certain employee health benefits for up to eighteen months after the date of termination in the event of a change in control and for up to twelve months after the date of termination in the event of a qualifying termination.
(3)	For those NEOs reported as eligible for acceleration of vesting benefits, the amount represents the aggregate value of the accelerated vesting of 100% of all of the executive’s unvested restricted stock grants in the event of a change in control and 25% of all of the executive’s unvested restricted stock grants in the event of a qualifying termination. The amounts shown as the value of the accelerated restricted stock grants are based solely on the intrinsic value of the restricted stock grants as of December 31, 2014, which was calculated by multiplying (i) the fair market value of Pacific Ethanol’s common stock on December 31, 2014, which was $10.33 per share, by (ii) the assumed number of shares vesting on an accelerated basis on December 31, 2014.
(4)	Excludes the value to the executive of the continuing right to indemnification and continuing coverage under Pacific Ethanol’s directors’ and officers’ liability insurance, if applicable.

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Certain Relationships and Related Transactions OF PACIFIC ETHANOL

Policies and Procedures for Approval of Related Party Transactions

The Pacific Ethanol Board has the responsibility to review and discuss with management and approve, and has adopted written policies and procedures relating to approval or ratification of, interested transactions with related parties. During this process, the material facts as to the related party’s interest in a transaction are disclosed to all members of the Pacific Ethanol Board or the Audit Committee. Under the policies and procedures, the Pacific Ethanol Board, through the Audit Committee, is to review each interested transaction with a related party that requires approval and either approve or disapprove of the entry into the interested transaction. An interested transaction is any transaction in which Pacific Ethanol is a participant and in which any related party has or will have a direct or indirect interest. Transactions that are in the ordinary course of business and would not require either disclosure required by Item 404(a) of Regulation S-K under the Securities Act or approval of the Pacific Ethanol Board or an independent committee of the Pacific Ethanol Board as required by applicable NASDAQ rules would not be deemed interested transactions. No director may participate in any approval of an interested transaction with respect to which he or she is a related party. The Pacific Ethanol Board intends to approve only those related party transactions that are in the best interests of Pacific Ethanol and its stockholders.

Other than as described below or elsewhere in this joint proxy statement/prospectus, since January 1, 2013, there has not been a transaction or series of related transactions to which Pacific Ethanol was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than 5% of any class of Pacific Ethanol’s voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. All of the below transactions were separately approved by the Pacific Ethanol Board.

Certain Relationships and Related Transactions

Miscellaneous

Pacific Ethanol is or has been a party to employment and compensation arrangements with related parties, as more particularly described above in “Executive Compensation and Related Information.” In addition, Pacific Ethanol has entered into an indemnification agreement with each of its directors and executive officers. The indemnification agreements and Pacific Ethanol’s Certificate of Incorporation and bylaws require Pacific Ethanol to indemnify its directors and officers to the fullest extent permitted by Delaware law.

Neil M. Koehler

Series B Preferred Stock

On May 20, 2008, Pacific Ethanol sold to Neil M. Koehler, who is Pacific Ethanol’s President and Chief Executive Officer and one of its directors, 256,410 shares of its Series B Preferred Stock, all of which were initially convertible into an aggregate of 7,326 shares of Pacific Ethanol’s common stock based on an initial preferred-to-common stock conversion ratio of approximately 1-for-0.03, and warrants to purchase an aggregate of 3,663 shares of Pacific Ethanol’s common stock at a split-adjusted exercise price of $735 per share, for an aggregate purchase price of $5,000,000. As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has increased to approximately 1-for-0.68. For each of the years ended December 31, 2014 and 2013, Pacific Ethanol accrued and paid cash dividends in the amount of $350,000 in respect of shares of Series B Preferred Stock held by Mr. Koehler.

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On the following dates Pacific Ethanol entered into agreements with Mr. Koehler under which the following amounts of accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler were to be paid in shares of Pacific Ethanol’s common stock at the following prices per share. Pacific Ethanol made such payments by issuing the following number of shares of common stock to Mr. Koehler on the dates indicated.

Agreement Date	Accrued Dividends	Price Per Share	Shares Issued	Issuance Date
August 21, 2012	$105,000	$4.65	22,581	August 24, 2012
December 26, 2012	$105,000	$5.06	20,753	December 31, 2012
March 27, 2013	$105,000	$5.25	20,000	March 28, 2013
July 26, 2013	$105,000	$4.19	25,082	July 31, 2013
September 13, 2013	$105,000	$3.72	28,247	September 17, 2013
May 23, 2014	$210,000	$12.16	17,270	May 28, 2014

In November and December 2014, Pacific Ethanol paid cash in the aggregate amount of $314,999 to Mr. Koehler representing all accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler. As of December 31, 2014, there were no accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler.

Loan Transaction

On March 30, 2009, Pacific Ethanol entered into an unsecured promissory note in favor of Mr. Koehler. The promissory note was for the principal amount of $1,000,000. Interest on the unpaid principal amount of the promissory note accrues at a rate per annum of 8.00%. On March 29, 2010, Pacific Ethanol entered into an amendment to the promissory note to extend its maturity date to January 5, 2011. On October 29, 2010, Pacific Ethanol paid all accrued interest under the promissory note, totaling $126,500. On November 5, 2010, Pacific Ethanol entered into an amendment to the promissory note extending its maturity date to March 31, 2012. On December 31, 2010, Pacific Ethanol paid all accrued interest under the promissory note, totaling $13,774. On November 30, 2011, Pacific Ethanol made a principal payment of $250,000, resulting in an unpaid principal balance of $750,000. On March 7, 2012, Pacific Ethanol entered into an amendment to the promissory note further extending its maturity date to March 31, 2013. On February 7, 2013, Pacific Ethanol entered into an amendment to the promissory note further extending its maturity date to March 31, 2014. For the years ended December 31, 2014 and 2013, Pacific Ethanol paid all accrued interest under the promissory note, totaling $14,795 and $60,000, respectively. On March 31, 2014, Pacific Ethanol paid in cash the outstanding balance of the promissory note.

Paul P. Koehler

Paul P. Koehler, a brother of Neil M. Koehler, who is Pacific Ethanol’s President and Chief Executive Officer and one of Pacific Ethanol’s directors, is employed by Pacific Ethanol as Vice President of Corporate Development at an annual salary of $233,398.

Series B Preferred Stock

On May 20, 2008, Pacific Ethanol sold to Mr. Koehler 12,820 shares of its Series B Preferred Stock, all of which were initially convertible into an aggregate of 366 shares of its common stock based on an initial preferred-to-common conversion ratio of approximately 1-for-0.03, and warrants to purchase an aggregate of 184 shares of its common stock at a split-adjusted exercise price of $735 per share, for an aggregate purchase price of $250,000. As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has increased to approximately 1-for-0.68. For each of the years ended December 31, 2014 and 2013, Pacific Ethanol accrued and paid cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Koehler.

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On the following dates Pacific Ethanol entered into agreements with Mr. Koehler under which the following amounts of accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler were to be paid in shares of Pacific Ethanol’s common stock at the following prices per share. Pacific Ethanol made such payments by issuing the following number of shares of common stock to Mr. Koehler on the dates indicated.

Agreement Date	Accrued Dividends	Price Per Share	Shares Issued	Issuance Date
August 21, 2012	$5,250	$4.65	1,129	August 24, 2012
December 26, 2012	$5,250	$5.10	1,038	December 31, 2012
March 27, 2013	$5,250	$5.25	1,000	March 28, 2013
July 26, 2013	$5,250	$4.19	1,255	July 31, 2013
September 13, 2013	$5,250	$3.72	1,413	September 17, 2013
May 23, 2014	$10,500	$12.16	864	May 28, 2014

In November and December 2014, Pacific Ethanol paid cash in the aggregate amount of $15,748 to Mr. Koehler representing all accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler. As of December 31, 2014, there were no accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler.

Restricted Stock Grants

On January 4, 2013, Pacific Ethanol granted 12,500 shares of its restricted common stock to Mr. Koehler in consideration of services to be provided. The value of the common stock was determined to be $67,406.

On June 24, 2013, Pacific Ethanol granted 11,667 shares of restricted common stock to Mr. Koehler in consideration of services to be provided. The value of the common stock was determined to be $43,635. On June 24, 2013, Pacific Ethanol also granted to Mr. Koehler an option to purchase up to 10,204 shares of its common stock at an exercise price of $3.74 per share as incentive compensation. The option vested as to approximately one-third of the shares on April 1, 2014 and vests as to approximately one-third of the shares on each of April 1, 2015 and 2016.

On June 18, 2014, Pacific Ethanol granted 5,091 shares of its restricted common stock to Mr. Koehler in consideration of services to be provided. The value of the common stock was determined to be $77,434. One-third of the shares vests on each of April 1, 2015, 2016 and 2017.

Annual Cash Incentive Compensation

For 2013, Pacific Ethanol paid Mr. Koehler a discretionary cash bonus of $52,800 based on Pacific Ethanol’s 2013 performance.

For 2014, Pacific Ethanol paid Mr. Koehler annual performance-based cash incentive compensation of $103,670 based on Pacific Ethanol’s 2014 performance.

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Thomas D. Koehler

Series B Preferred Stock

On May 20, 2008, Pacific Ethanol sold to Thomas D. Koehler, a brother of Neil M. Koehler, who is Pacific Ethanol’s President and Chief Executive Officer and one of its directors, 12,820 shares of Pacific Ethanol’s Series B Preferred Stock, all of which were initially convertible into an aggregate of 366 shares of Pacific Ethanol’s common stock based on an initial preferred-to-common conversion ratio of approximately 1-for-0.03, and warrants to purchase an aggregate of 184 shares of Pacific Ethanol’s common stock at a split-adjusted exercise price of $735 per share, for an aggregate purchase price of $250,000. As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has increased to approximately 1-for-0.68. For each of the years ended December 31, 2014 and 2013, Pacific Ethanol accrued and paid cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Koehler.

On the following dates Pacific Ethanol entered into agreements with Mr. Koehler under which the following amounts of accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler were to be paid in shares of Pacific Ethanol’s common stock at the following prices per share. Pacific Ethanol made such payments by issuing the following number of shares of common stock to Mr. Koehler on the dates indicated.

Agreement Date	Accrued Dividends	Price Per Share	Shares Issued	Issuance Date
August 21, 2012	$5,250	$4.65	1,129	August 24, 2012
December 26, 2012	$5,250	$5.10	1,038	December 31, 2012
March 27, 2013	$5,250	$5.25	1,000	March 28, 2013
July 26, 2013	$5,250	$4.19	1,255	July 31, 2013
September 13, 2013	$5,250	$3.72	1,413	September 17, 2013
May 23, 2014	$10,500	$12.16	864	May 28, 2014

In November and December 2014, Pacific Ethanol paid cash in the aggregate amount of $15,748 to Mr. Koehler representing all accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler. As of December 31, 2014, there were no accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Koehler.

Independent Contractor Services Agreement

On April 1, 2008, Pacific Ethanol entered into an Independent Contractor Services Agreement with Mr. Koehler for the provision of strategic consulting services, including in connection with promoting Pacific Ethanol, and ethanol as a fuel additive and transportation fuel, with governmental agencies. Mr. Koehler was compensated at a rate of $5,000 per month under this arrangement from April 1, 2008 through September 30, 2010. Effective October 1, 2010, Mr. Koehler’s compensation was increased to $7,500 per month.

William L. Jones

Series B Preferred Stock

On May 20, 2008, Pacific Ethanol sold to William L. Jones, who is Pacific Ethanol’s Chairman of the Board and one of its directors, 12,820 shares of Pacific Ethanol’s Series B Preferred Stock, all of which were initially convertible into an aggregate of 366 shares of Pacific Ethanol’s common stock based on an initial preferred-to-common conversion ratio of approximately 1-for-0.03, and warrants to purchase an aggregate of 184 shares of Pacific Ethanol’s common stock at a split-adjusted exercise price of $735 per share, for an aggregate purchase price of $250,000. As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has increased to approximately 1-for-0.68. For each of the years ended December 31, 2014 and 2013, Pacific Ethanol accrued and paid cash dividends in the amount of $17,500 in respect of shares of Series B Preferred Stock held by Mr. Jones.

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On the following dates Pacific Ethanol entered into agreements with Mr. Jones under which the following amounts of accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Jones were to be paid in shares of Pacific Ethanol’s common stock at the following prices per share. Pacific Ethanol made such payments by issuing the following number of shares of common stock to Mr. Jones on the dates indicated.

Agreement Date	Accrued Dividends	Price Per Share	Shares Issued	Issuance Date
August 21, 2012	$5,250	$4.65	1,129	August 24, 2012
December 26, 2012	$5,250	$5.06	1,038	December 31, 2012
March 27, 2013	$5,250	$5.25	1,000	March 28, 2013
July 26, 2013	$5,250	$4.19	1,255	July 31, 2013
September 13, 2013	$5,250	$3.72	1,413	September 17, 2013
May 23, 2014	$10,500	$12.16	864	May 28, 2014

In November and December 2014, Pacific Ethanol paid cash in the aggregate amount of $15,748 to Mr. Jones representing all accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Jones. As of December 31, 2014, there were no accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Mr. Jones.

Michael D. Kandris

On January 4, 2013, Pacific Ethanol granted 10,000 shares of its restricted common stock to Mr. Kandris in consideration of services to be provided. The value of the common stock was determined to be $54,000.

On June 24, 2013, Pacific Ethanol granted 15,556 shares of its restricted common stock to Mr. Kandris in consideration of services to be provided. The value of the common stock was determined to be $58,179. On June 24, 2013, Pacific Ethanol also granted to Mr. Kandris an option to purchase up to 31,746 shares of its common stock at an exercise price of $3.74 per share as incentive compensation. The option vested as to approximately one-third of the shares on April 1, 2014 and vests as to approximately one-third of the shares on each of April 1, 2015 and 2016.

Christopher W. Wright

On March 1, 2013, Pacific Ethanol granted 23,333 shares of its restricted common stock to Mr. Wright in consideration of services to be provided. The value of the common stock was determined to be $133,004.

On June 24, 2013, Pacific Ethanol granted 15,556 shares of its restricted common stock to Mr. Wright in consideration of services to be provided. The value of the common stock was determined to be $58,179. On June 24, 2013, Pacific Ethanol also granted to Mr. Wright an option to purchase up to 31,746 shares of its common stock at an exercise price of $3.74 per share as incentive compensation. The option vested as to approximately one-third of the shares on April 1, 2014 and vests as to approximately one-third of the shares on each of April 1, 2015 and 2016.

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Bryon T. McGregor

On March 1, 2013, Pacific Ethanol granted 23,333 shares of its restricted common stock to Mr. McGregor in consideration of services to be provided. The value of the common stock was determined to be $133,004.

On June 24, 2013, Pacific Ethanol granted 15,556 shares of its restricted common stock to Mr. McGregor in consideration of services to be provided. The value of the common stock was determined to be $58,179. On June 24, 2013, Pacific Ethanol also granted to Mr. McGregor an option to purchase up to 31,746 shares of its common stock at an exercise price of $3.74 per share as incentive compensation. The option vested as to approximately one-third of the shares on April 1, 2014 and vests as to approximately one-third of the shares on each of April 1, 2015 and 2016.

James R. Sneed

On June 24, 2013, Pacific Ethanol granted 11,667 shares of restricted common stock to Mr. Sneed in consideration of services to be provided. The value of the common stock was determined to be $43,635. On June 24, 2013, Pacific Ethanol also granted to Mr. Sneed an option to purchase up to 10,204 shares of its common stock at an exercise price of $3.74 per share as incentive compensation. The option vested as to approximately one-third of the shares on April 1, 2014 and vests as to approximately one-third of the shares on each of April 1, 2015 and 2016.

Terry L. Stone, John L. Prince, Douglas L. Kieta and Larry D. Layne

On January 4, 2013, Pacific Ethanol granted 10,000 shares of its restricted common stock to each of its non-employee directors (except for the Chairman of the Pacific Ethanol Board, Mr. Jones) in consideration of services to be provided. The value of the common stock granted to each of Messrs. Stone, Prince, Kieta and Layne on January 4, 2013 was determined to be $53,925.

On June 24, 2013, Pacific Ethanol granted 13,333 shares of its restricted common stock to each of its non-employee directors (except for the Chairman of the Pacific Ethanol Board, Mr. Jones) in consideration of services to be provided. The value of the common stock was determined to be $48,265.

Lyles United, LLC

On March 27, 2008, Pacific Ethanol sold to Lyles United, LLC, or Lyles United, 2,051,282 shares of Pacific Ethanol’s Series B Preferred Stock, all of which were initially convertible into an aggregate of 58,608 shares of Pacific Ethanol’s common stock based on an initial preferred-to-common conversion ratio of approximately 1-for-0.03, and warrants to purchase an aggregate of 29,304 shares of Pacific Ethanol’s common stock at a split-adjusted exercise price of $735 per share, for an aggregate purchase price of $40,000,000. As a result of various anti-dilution adjustments, the conversion ratio of the Series B Preferred Stock has increased to approximately 1-for-0.68. For each of the years ended December 31, 2014 and 2013, Pacific Ethanol accrued and paid cash dividends in the amount of $700,000 in respect of shares of Series B Preferred Stock held by Lyles United.

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On the following dates Pacific Ethanol entered into agreements with Lyles United under which the following amounts of accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Lyles United were to be paid in shares of Pacific Ethanol’s common stock at the following prices per share. Pacific Ethanol made such payments by issuing the following number of shares of common stock to Lyles United on the dates indicated.

Agreement Date	Accrued Dividends	Price Per Share	Shares Issued	Issuance Date
August 21, 2012	$367,068	$4.65	78,939	August 24, 2012
December 26, 2012	$367,068	$5.06	72,552	December 31, 2012
March 27, 2013	$367,068	$5.25	69,918	March 28, 2013
July 26, 2013	$367,068	$4.19	87,683	July 31, 2013
September 13, 2013	$367,068	$3.72	98,746	September 17, 2013
May 23, 2014	$734,136	$12.16	60,374	May 28, 2014

In November and December 2014, Pacific Ethanol paid cash in the aggregate amount of $1,101,207 to Lyles United representing all accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Lyles United. As of December 31, 2014, there were no accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by Lyles United.

Frank P. Greinke

Series B Preferred Stock

For each of the years ended December 31, 2014 and 2013, Pacific Ethanol accrued and paid cash dividends in the amount of $86,964 in respect of shares of Series B Preferred Stock held by the Greinke Personal Living Trust Dated April 20, 1999 (sometimes referred to as the Greinke Trust). Frank P. Greinke is one of Pacific Ethanol’s former directors and the trustee of the holder of shares of Pacific Ethanol’s issued and outstanding Series B Preferred Stock. The Greinke Trust acquired its shares of Series B Preferred Stock from Lyles United in December 2009.

Shares of Pacific Ethanol’s Series B Preferred Stock, which were initially convertible into shares of Pacific Ethanol’s common stock based on an initial preferred-to-common conversion ratio of approximately 1-for-0.03, were converted into shares of Pacific Ethanol’s common stock based on lower conversion ratios resulting from various anti-dilution adjustments, thereby increasing the number of shares of common stock issued to the Greinke Trust in connection with its conversions of Pacific Ethanol’s Series B Preferred Stock. The current conversion ratio is approximately 1-for-0.68.

On the following dates Pacific Ethanol entered into agreements with the Greinke Trust under which the following amounts of accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by the Greinke Trust were to be paid in shares of Pacific Ethanol’s common stock at the following prices per share. Pacific Ethanol made such payments by issuing the following number of shares of common stock to the Greinke Trust on the dates indicated.

Agreement Date	Accrued Dividends	Price Per Share	Shares Issued	Issuance Date
August 21, 2012	$189,656	$4.65	40,786	August 24, 2012
December 26, 2012	$189,656	$5.06	37,486	December 31, 2012
March 27, 2013	$189,656	$5.25	36,128	March 28, 2013
July 26, 2013	$189,656	$4.19	45,304	July 31, 2013
September 13, 2013	$189,656	$3.72	51,020	September 17, 2013
May 23, 2014	$379,312	$12.16	31,194	May 28, 2014

In November and December 2014, Pacific Ethanol paid cash in the aggregate amount of $568,971 to the Greinke Trust representing all accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by the Greinke Trust. As of December 31, 2014, there were no accrued and unpaid dividends in respect of shares of Series B Preferred Stock held by the Greinke Trust.

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INFORMATION ABOUT THE AVENTINE SPECIAL MEETING AND VOTE

Date, Time and Place of the Special Meeting

These proxy materials are delivered in connection with the solicitation by the Aventine Board of proxies to be voted at the Aventine special meeting, which is to be held at [●], at [●] a.m., local time, on [●], 2015. On or about [●], 2015, Aventine commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Purpose of the Aventine Special Meeting

Aventine stockholders will be asked to vote on the following proposals:

1.	To adopt the Agreement and Plan of Merger, dated as of December 30, 2014, as amended on March 31, 2015, by and among Pacific Ethanol, Inc., AVR Merger Sub, Inc., and Aventine Renewable Energy Holdings, Inc. (sometimes referred to as the merger agreement), and thereby approve the merger. A copy of the merger agreement has been included as Annex A to this joint proxy statement/prospectus. In the merger, each share of Aventine common stock issued and outstanding immediately preceding the completion of the merger (other than dissenting shares and shares held by Pacific Ethanol or Aventine) will be converted into the right to receive, at the election of each Aventine stockholder, pursuant to the terms of an election form to be distributed to all holders in advance of the special meeting and certain limitations in order to maintain the tax free treatment of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder.

2.	To adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

3.	To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Record Date and Voting Power

Only stockholders of record as of the close of business on [●], 2015 will be entitled to notice of and to vote at the special meeting or at any subsequent meeting due to an adjournment of the original meeting.

On the record date, [●], 2015, Aventine had one class of voting stock outstanding. On that date, [●] shares of Aventine common stock were issued and outstanding. Each outstanding share of common stock entitles the holder to one vote on all matters to be voted upon at the special meeting.

A complete list of stockholders entitled to vote at the Aventine special meeting will be available for examination by any Aventine stockholder at Aventine’s headquarters, 1300 S. 2nd Street, Pekin, IL, 61554, for purposes pertaining to the Aventine special meeting, during normal business hours for a period of ten days before the Aventine special meeting, and at the time and place of the Aventine special meeting.

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Quorum and Voting Rights

In order to carry on the business of the meeting, Aventine must have a quorum. A quorum requires the presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the meeting. Proxies received but marked as abstentions, if any, and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. The affirmative vote of a majority of the outstanding shares of Aventine common stock entitle to vote thereon is required to adopt the merger agreement and approve the merger.

Required Vote

To adopt the merger agreement, holders of a majority of the shares of Aventine common stock issued and outstanding and entitled to vote thereon must vote in favor of adoption of the merger agreement. Because approval is based on the affirmative vote of a majority of the outstanding shares of Aventine common stock entitled to vote, an Aventine stockholder’s failure to vote in person or by proxy at the special meeting, or an abstention from voting, or the failure of an Aventine stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” adoption of the merger agreement.

To approve the adjournment of the special meeting, if necessary or advisable to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the merger at the time of the special meeting, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon is required, if a quorum is present. The chairman of the meeting may also (regardless of the outcome of the stockholder vote on adjournment) adjourn the meeting to another place, date and time. If a quorum is not present, a majority of the voting stock represented in person or by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. Shares held by stockholders who are not present at the special meeting in person or by proxy will have no effect on the outcome of any vote to adjourn the special meeting. Broker non-votes will have no effect on the outcome of any vote to adjourn the special meeting if a quorum is present but will have the same effect as a vote “AGAINST” if no quorum is present. Abstentions from voting will have the same effect as a vote “AGAINST” adjourning the special meeting.

Broker Non-Votes

If your shares are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your shares. If you do not provide voting instructions to your broker or other nominee, your shares will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote. Broker non-votes, if any, will be counted as being present at the special meeting for purposes of determining a quorum, but will not be voted on those matters for which specific authorization is required. Brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement and approve the merger, or the proposal to adjourn the special meeting. Therefore, if you do not provide voting instructions to your broker, your shares will not be voted on the proposal to adopt the merger agreement, or the proposal to adjourn the special meeting. A broker non-vote will have the same effect as a vote “AGAINST” adoption of the merger agreement. A broker non-vote will have no effect on the outcome of any vote on the proposal to adjourn the special meeting if a quorum is present but will have the same effect as a vote “AGAINST” if no quorum is present.

Abstentions; Non-Voting

For the proposal to adopt the merger agreement and approve the merger, an abstention or a failure to vote will have the same effect as a vote “AGAINST” the proposal.

For the proposal to adjourn the Aventine special meeting, if necessary or advisable, an abstention will have the same effect as a vote “AGAINST” adjourning the special meeting. A failure to submit a proxy or vote in person at the special meeting will not have an effect on the outcome of the vote on the proposal.

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Appraisal Rights

Aventine stockholders of record have appraisal rights under the DGCL in connection with the merger. Aventine stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise fully comply with and follow the applicable provisions of Section 262 will be entitled to exercise appraisal rights thereunder. Through an appraisal, the Court of Chancery of the State of Delaware will determine the “fair value” of Aventine shares, which amount may be greater than, less than, or equal to the merger consideration. To exercise appraisal rights, Aventine stockholders must (i) not vote in favor of the adoption of the merger agreement, (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to the Corporate Secretary of Aventine before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement and approve the merger will be submitted to Aventine’s stockholders, (iii) continuously hold the shares of record from the date of making the demand through the effective time of the merger, and (iv) otherwise fully comply with and follow the requirements of Section 262. If, after the consummation of the merger, such holder of Aventine common stock fails to perfect, withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the consummation of the merger into a right to receive the merger consideration.

The relevant provisions of Section 262 are included as Annex F to this joint proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising your appraisal rights, Aventine stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to comply with these provisions will result in the loss of appraisal rights. See the section entitled “Appraisal Rights” beginning on page 252 for additional information and the full text of Section 262 reproduced in its entirety as Annex F to this joint proxy statement/prospectus. To the extent the drag-along is exercised pursuant to the Aventine Stockholders Agreement, the Aventine stockholders subject to the drag-along right have waived their respective appraisal rights arising out of a drag-along transaction.

Shares Beneficially Owned by Aventine Directors and Executive Officers

Aventine’s directors and executive officers did not beneficially own any shares of Aventine common stock on [●], 2015, the record date for the special meeting.

Voting of Shares; Proxies

Stockholders of record may vote in person by ballot at the special meeting or by submitting their proxies by mail, by indicating their vote on each proxy card they receive, signing and dating each proxy card returning each proxy card in the prepaid envelope that accompanied that proxy card.

Stockholders of Aventine who hold their shares in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Aventine recommends you submit your proxy even if you plan to attend the special meeting. If you properly give your proxy and submit it to Aventine in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. If you attend the special meeting, you may vote by ballot, thereby cancelling any proxy previously submitted. If you hold your shares in “street name,” you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares in order to vote in person at the special meeting. You may vote for or against the proposals or abstain from voting.

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If you are a stockholder of record and submit your proxy but do not make specific choices, your proxy will follow the Aventine Board’s recommendations and your shares will be voted:

1.	“FOR” the proposal to adopt the merger agreement and approve the merger.

2.	“FOR” the proposal to adjourn the special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Under such circumstances, your proxy will constitute a waiver of your right of appraisal under Section 262 and will nullify any previously delivered written demand for appraisal under Section 262.

Revocability of Proxies and Changes to an Aventine Stockholder’s Vote

An Aventine stockholder has the power to change its vote at any time before its shares are voted at the special meeting by:

•	notifying Aventine’s Corporate Secretary, Christopher A. Nichols, in writing at 1300 S. 2nd Street, Pekin, IL 61554, prior to the Aventine special meeting that you are revoking your proxy;

•	executing and delivering a later dated proxy card; or

•	by attending the Aventine special meeting and voting your shares in person.

However, if your shares held in “street name” through a brokerage firm, bank, nominee, fiduciary or other custodian, you must check with your brokerage firm, bank, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Solicitation of Proxies

The solicitation of proxies from Aventine stockholders is made on behalf of the Aventine Board. Aventine will pay the costs of soliciting Aventine stockholders and obtaining these proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Aventine officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Aventine does not expect to engage a proxy solicitation firm to assist Aventine in soliciting proxies for the special meeting.

Other Business; Adjournments

Aventine is not currently aware of any other business to be acted upon at the Aventine special meeting. If, however, other matters are properly brought before the special meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

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Any adjournment may be made from time to time by the affirmative vote of the holders of a majority of the shares represented at the Aventine special meeting in person or by proxy and entitled to vote thereat and, whether or not a quorum is present, without further notice other than by announcement at the meeting.

If the special meeting is adjourned to a different place, date or time, Aventine need not give notice of the new place, date or time if the new place, date or time is announced at the meeting before adjournment, unless a new record date is set for the meeting. The Aventine Board may fix a new record date if the meeting is adjourned. Proxies submitted by Aventine stockholders for use at the special meeting will be used at any adjournment or postponement of the meeting. Unless the context otherwise requires, references to the Aventine special meeting in this joint proxy statement/prospectus are to such special meeting as adjourned or postponed.

Attending the Meeting

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [●] a.m., local time.

If you are a registered stockholder (that is, if you hold your stock in certificate form), an admission ticket is enclosed with your proxy card. If you wish to attend the special meeting, please vote your proxy but keep the admission ticket and bring it with you to the special meeting.

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THE PROPOSED MERGER

The following is a discussion of the merger and the material terms of the merger agreement between Pacific Ethanol and Aventine. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein.

General

Pacific Ethanol and Aventine agreed to the acquisition of Aventine by Pacific Ethanol through a merger under the terms of the merger agreement that is described in this joint proxy statement/prospectus. Under the terms of the merger agreement, Merger Sub will merge with and into Aventine. As a result, Aventine will survive the merger and will continue to exist as a wholly-owned subsidiary of Pacific Ethanol.

The Pacific Ethanol Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Pacific Ethanol common stock and Series B Preferred Stock for use at the Pacific Ethanol annual meeting. The Aventine Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Aventine common stock for use at the Aventine special meeting. This joint proxy statement/prospectus also forms a part of the registration statement which will be used by Pacific Ethanol in connection with the offering of Pacific Ethanol common stock and non-voting common stock if the merger is completed.

Pacific Ethanol Merger Proposal

At the Pacific Ethanol annual meeting, holders of shares of Pacific Ethanol common stock and Series B Preferred Stock will be asked to vote on (i) the issuance of shares of Pacific Ethanol common stock and non-voting common stock as contemplated by the merger agreement, and (ii) an amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock. In addition, voting as a separate class, the holders of Pacific Ethanol Series B Preferred Stock will be asked to agree not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations.

The merger will not be completed unless (i) holders of Pacific Ethanol common stock and Pacific Ethanol Series B Preferred Stock approve the share issuance, voting together as a single class (giving effect to the Preferred Voting Ratio), (ii) holders of Pacific Ethanol Series B Preferred Stock approve the share issuance, voting as a separate class, (iii) holders of Pacific Ethanol common stock and Pacific Ethanol Series B Preferred Stock approve the amendment to Pacific Ethanol’s Certificate of Incorporation (giving effect to the Preferred Voting Ratio), (iv) holders of Pacific Ethanol Series B Preferred Stock approve the amendment to Pacific Ethanol’s Certificate of Incorporation, voting as a separate class, (v) holders of Pacific Ethanol Series B Preferred Stock agree not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations.

A separate vote by the holders of Pacific Ethanol common stock or Series B Preferred Stock on the merger agreement or the merger itself is not required under Delaware law.

Aventine Merger Proposal

At the Aventine special meeting, holders of shares of Aventine common stock will be asked to vote on, among other things, the adoption of the merger agreement and thereby approve the merger. The merger will not be completed unless Aventine stockholders adopt the merger agreement and thereby approve the merger.

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Merger Consideration

Common Stock and Non-Voting Common Stock

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Aventine common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares as described in “Appraisal Rights” beginning on page 252 and other than shares held in Aventine’s treasury or owned by Pacific Ethanol or any subsidiary of Aventine or Pacific Ethanol, which will be cancelled for no consideration) will be converted into the right to receive, at the election of the holder (pursuant to the terms of an election form to be distributed to all holders in advance of the special meeting and certain limitations in order to maintain the tax free treatment of the merger) (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder.

Based on the exchange ratio contemplated by the merger agreement and the number of shares of Aventine common stock issued and outstanding as of May 1, 2015, a total of an aggregate of approximately 17,755,300 shares of Pacific Ethanol common stock and non-voting common stock will be issued upon the closing of the merger, assuming no exercise or conversion of outstanding options and warrants, which will represent approximately 42% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following the merger. The exact number of shares of Pacific Ethanol common stock and non-voting common stock to be issued in the merger will not be determined until such time as the holders of Aventine common stock deliver an election form to Pacific Ethanol indicting the number of shares of Pacific Ethanol common stock and/or non-voting common stock to be issued to such stockholder. The aggregate number of shares of Pacific Ethanol common stock and non-voting common stock to be issued to Aventine stockholders will represent, assuming no exercise or conversion of outstanding options and warrants, approximately 42% of the shares of Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately after the merger. Those amounts will be adjusted depending on the actual number of shares of Aventine common stock, options and warrants outstanding at the effective time of the merger.

Fractional shares of Pacific Ethanol common stock will not be delivered pursuant to the merger. Instead, each holder of shares of Aventine common stock who would otherwise be entitled to receive a fractional share of Pacific Ethanol common stock pursuant to the merger will be entitled to receive a cash payment, in lieu thereof, in an amount that will represent such fraction multiplied by the market price of a share of Pacific Ethanol common stock rounded to the nearest whole cent, calculated based on the volume-weighted average price per share of Pacific Ethanol common stock on The NASDAQ Capital Market for the five trading days immediately preceding the closing of the merger.

The value of the consideration to be received by Aventine stockholders will fluctuate with changes in the price of Pacific Ethanol common stock. The estimated merger consideration is approximately $217.1 million based on Pacific Ethanol’s closing share price of $12.23 on May 1, 2015 (assuming all holders of Aventine common stock elect to receive only shares of Pacific Ethanol common stock in the merger).

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Adjustments

The merger consideration will be equitably adjusted to provide holders of shares of Aventine common stock with the same economic effect contemplated by the merger agreement if, at any time between the signing and the effective time of the merger, there is any change in the outstanding shares of capital stock of Aventine or Pacific Ethanol by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment within such period, or a stock dividend with a record date during such period.

Treasury Shares; Shares Owned by Pacific Ethanol

At the effective time of the merger, each share of Aventine common stock (i) held as a treasury share by Aventine, (ii) owned of record by any subsidiary of Aventine, or (iii) owned of record by Pacific Ethanol or any of its subsidiaries will, in each case, be cancelled, and no consideration will be delivered in exchange for those shares.

Background of the Merger

The board of directors and senior management of Pacific Ethanol and Aventine regularly review and assess their respective company’s operations, performance, prospects and strategic direction. In connection therewith, they consider potential strategic alternatives, including potential business combinations, to strengthen their respective businesses and maximize stockholder value. In furtherance of Pacific Ethanol’s goals, the Pacific Ethanol Board appointed a strategic transactions committee (sometimes referred to as the Strategic Transactions Committee), consisting of members of the Pacific Ethanol Board and senior management, to investigate, pursue and take the primary lead on identifying, pursuing and consummating strategic acquisitions.

In June 2014, the senior management of Pacific Ethanol presented its annual strategic plan to the Pacific Ethanol Board, which included a strategy of expansion by means of one or more acquisitions. During a joint meeting of the Pacific Ethanol Board and the Strategic Transactions Committee held on June 17 and 18, 2014, the senior management suggested an initial list of ten potential merger or acquisition candidates. This list included, among other companies, Aventine. At that meeting, the Pacific Ethanol Board approved the overall strategy of expansion of Pacific Ethanol by means of one or more acquisitions and directed senior management to work with the Strategic Transactions Committee to further evaluate acquisition candidates, including those on the list, and to focus on the most promising targets.

At the July 2014 meeting of the Pacific Ethanol Board, Pacific Ethanol’s senior management presented further information on a list of eight potential acquisition candidates. Aventine was not on this list as, at this time, management had inadequate information upon which to base an evaluation and because Aventine’s larger size would make its acquisition a larger step. At this meeting, the senior management suggested that they should continue to develop information on the identified acquisition targets as well as other potential acquisition targets and the Pacific Ethanol Board approved this course of action.

In August 2014, Jim Sneed, Pacific Ethanol’s Vice President of Supply and Marketing, contacted Eric Hakmiller, a member of the Board of Directors of Aventine with whom he had a prior acquaintance. With Mr. Hakmiller’s help, Mr. Sneed arranged a teleconference on August 21, 2014 that included Mr. Sneed, Mr. Hakmiller, Neil Koehler, Pacific Ethanol’s President and Chief Executive Officer, and Jim Continenza, Chairman of the Board of Aventine. During the call, Mr. Koehler provided an update on Pacific Ethanol and suggested that Aventine and Pacific Ethanol explore possible synergies between the two companies. The potential for a business combination was discussed in general terms only. Specific financial terms of a potential transaction were not discussed and the conference call ended with Aventine’s representatives stating that they would advise Pacific Ethanol if they had any interest in pursuing the matter.

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Later on August 21, 2014, Mr. Koehler sent an email to Messrs. Continenza and Hakmiller following up on their conversation earlier that day. Mr. Koehler attached a recent press release of Pacific Ethanol to his email. Aventine did not respond to Mr. Koehler’s email or otherwise contact Pacific Ethanol in relation to the August 21, 2014 communications. Pacific Ethanol and Aventine had no further direct communications until November 13, 2014.

Pacific Ethanol and Candlewood, the investment advisor to and affiliate of the funds that hold equity interests in Aventine, have had a long standing business relationship. In the past, in addition to holding equity interests in Pacific Ethanol, affiliates of Candlewood have provided significant debt financing to Pacific Ethanol and its subsidiaries. As a result of this relationship, over the years Neil Koehler and David Koenig, Managing Partner of Candlewood, have had numerous and regular conversations about Pacific Ethanol and the ethanol industry in general.

During the months of June, July and August 2014, Aventine’s executive officers and the Aventine Board were made aware of a number of trades in Aventine’s common equity and warrants that were issued in connection with a financing transaction completed in July 2013 (sometimes referred to as the 2013 Warrants). Aventine, along with its transfer agent and outside counsel processed the trading transactions on a prompt basis and kept the Aventine Board apprised of the changes in Aventine’s equity and 2013 Warrants ownership. In connection with the issuance of Aventine’s Term Loan A-1 debt on June 18, 2013, the participating debt holders received warrants allowing for the purchase of 11.8 million shares of Aventine’s common stock at an exercise price of $0.01 per share, upon the occurrence of a change of control of Aventine, as defined in the warrant agreement governing the 2013 Warrants.

On September 18, 2014, while Mr. Koehler was attending the 5th Annual Alpha Select Conference, at the request of Mr. Koenig, Mr. Koehler met with Mr. Koenig and his colleague, Mike Lau, at Candlewood’s offices in New York. At the meeting, Mr. Koenig advised Mr. Koehler that Candlewood owned 30% of Aventine and that there were two other stockholders of Aventine holding another 28% of Aventine’s common stock and expressed his belief that a combination of Pacific Ethanol and Aventine would be beneficial to the stockholders of both companies because of what he believed to be strategic synergies between the two companies. At the meeting and during several telephone conferences between Mr. Koenig and Mr. Koehler that occurred between September 18, 2014 and October 3, 2014, Mr. Koenig and Mr. Koehler discussed Aventine’s debt, capital structure, potential valuation and the possibility of a combination of the two companies or the acquisition of the stock or assets of Aventine by Pacific Ethanol for consideration comprised of cash, stock of Pacific Ethanol or a combination of cash and stock of Pacific Ethanol. Mr. Koehler kept the senior management of Pacific Ethanol apprised of the details of his telephone conferences with Mr. Koenig. Based upon review of Aventine’s stockholder position listing and correspondence received from Candlewood, Aventine’s management determined on September 29, 2014, a change of control event occurred under the warrant agreement governing the 2013 Warrants. As a result, the 2013 Warrants became exercisable. Notice was given on October 14, 2014 and the 2013 Warrant holders were given 30 days to exercise their warrants. Upon completion of the exercise period, Aventine had 14,204,240 shares issued and outstanding, of which 33.4% were owned by funds affiliated with Candlewood.

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During a telephone conference between Mr. Koenig and Mr. Koehler on the morning of October 3, 2014, Mr. Koehler requested that Mr. Koenig send him an email outlining the structure of the transaction being proposed by Candlewood. In the afternoon of October 3, 2014, Mr. Koehler received an email from Mr. Koenig which briefly outlined Aventine’s capital structure and Candlewood’s proposal regarding the transaction, including a discussion of a proposed exchange ratio. In the email, Mr. Koenig proposed a merger transaction between Aventine and Pacific Ethanol where one share of Aventine’s common stock would be exchanged for $20.00 in consideration, consisting of $5.00 in cash and a number of shares of Pacific Ethanol’s common stock obtained by dividing $15.00 by Pacific Ethanol’s stock price at a predetermined time. Mr. Koenig discussed in the email that after the consummation of the transaction, the combined company would retain Aventine’s debt, and have over 500 million gallons of annual ethanol production capacity. Mr. Koenig also pointed out in his email that Candlewood owned 30% of Aventine and that there were two other stockholders of Aventine, holding another 28% of Aventine’s common stock that would likely support the transaction. The text of the email is as follows:

“Neil,

It was a pleasure talking to you today as always. You asked that I sketch out the framework for the equity exchange we discussed on the phone so here it is:

Aventine currently has the following capital structure in place:
$40 Revolver undrawn @ L+400; Executed Sept 2014
$140 mm TLB Term loan that is 15% PIK or 10.5% Cash pay at the company's option. The bullet maturity is 9/2017 and callable at Par at any time.
Equity (2.35mm) and Penny Warrants (11.85mm) for a combined share count of 14.208mm shares on a fully diluted basis.

Each Aventine Energy share would be exchanged with PEI for $20 in consideration. The consideration is a split of cash and shares of PEIX. We are proposing that the cash amount be $ 5.0 per share with the balance a floating number of PEIX shares. Therefore, for 100% of the equity of Aventine, PEIX will pay $5 x 14.2mm or $71mm in cash. In addition, for the other $15 of consideration, PEIX will issue a floating number of shares based on the current per for PEIX. If PEIX were trading at $15 then it would be a 1 for 1 basis, PEIX issues 14.2mm additional shares. At a price of 12 on PEIX, 1.25x shares would be issued. Conversely, at a price of $20 for PEIX shares only .75x shares would need to be issued (15/20 * 14.2). The settlement of the exchange ratio would be set at a specific date to be decided in advance.

After this exchange, Aventine would retain its plant specific debt, PEHoldco would retain their balance sheet and Post-PEI would have 500+mm gallons of production. Current PEIX shareholders would experience a 150% increase in production gallons and own roughly 64% of the newly merged entity (assuming $15 PEIX closing price). The Aventine equity holders would own 36% of Post-PEI. All of the debt could then be consolidated across all the assets of the company at a lower rate or left in place.

I will let you come to your own conclusions of valuation for each enterprise but I believe this would be very accretive to PEI. The new enterprise company would have debt per gallon of $.36 and interest expense of .043 per gallon per year without any assumed refinancing.

Candlewood directly owns over 30% of Aventine equity and with two other holders are above 51%. There are two other large equity holders (20+% and 8%) that would likely support a transaction but we have not approached them. That group also owns a significant portion of the TLB.

As I mentioned on the phone, I think this is a highly accretive deal in terms of the earning power, diversification of location and diversification of assets technology. While I cannot speak for anyone else in the group, I think that a merger with a strategic is a far better outcome than an outright sale. We believe that these assets currently have tremendous earning power and as a combined entity offer a significant platform for growth.

If you have any questions or need an explanation of anything above, please to not hesitate to call me. I look forward to Hearing from you.”

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In the following weeks and through the signing of the merger agreement, Mr. Koehler, Christopher Wright, General Counsel of Pacific Ethanol, and Bryon McGregor, Chief Financial Officer of Pacific Ethanol, continually updated the Pacific Ethanol Board and members of the Strategic Transactions Committee with respect to material developments regarding the proposed merger with Aventine.

Between October 3, 2014 and October 15, 2014, Mr. Koehler and the rest of Pacific Ethanol’s senior management team discussed the potential transaction. In particular, members of Pacific Ethanol’s senior management, including Messrs. Neil Koehler, Paul Koehler, McGregor, Wright and Sneed met on October 7 and 8, 2014 to discuss the proposed transaction. At these meetings, members of Pacific Ethanol’s senior management discussed Aventine’s contractual relationships, Aventine’s management and operations teams, and potential risks and other issues related to the potential transaction. On October 11, 2014, Mr. McGregor sent a draft memorandum containing a preliminary analysis of Aventine and the transaction proposed by Candlewood to Mr. Douglas Kieta, a member of the Pacific Ethanol Board and Chair of the Strategic Transactions Committee. On October 15, 2014, Pacific Ethanol’s senior management team had a telephone conference with members of the Strategic Transactions Committee during which management and members of the Strategic Transactions Committee discussed material concerns of the proposed transaction, including the falling prices of oil and competitive value of ethanol, and also discussed the need to further question and analyze the strategic value of the proposed transaction to Pacific Ethanol.

On October 21, 2014, at a meeting of the Pacific Ethanol Board, Mr. Kieta reported on the October 15, 2014 meeting of the Strategic Transactions Committee. The Pacific Ethanol Board then discussed in detail the strategic reasons for acquiring Aventine and certain issues related to the proposed transaction. During the meeting Mr. Koehler updated the board on his most recent discussions with Mr. Koenig during which Mr. Koehler reported that Mr. Koenig had stated that Candlewood would favor an all stock transaction and an exchange ratio of 1.5 shares of Pacific Ethanol common stock for each share of Aventine common stock. Mr. Koehler also advised the Pacific Ethanol Board that Mr. Koenig had indicated that Candlewood expected to have control of Aventine within a week or so and desired to discuss a term sheet in the meantime. The Pacific Ethanol Board discussed all of the alternative transactions first discussed between Pacific Ethanol and Candlewood. The discussion led to a consensus among the Pacific Ethanol Board that a stock-for-stock merger transaction was strategically meritorious and should be pursued. In that regard, the Pacific Ethanol Board noted that the proposed stock-for-stock merger transaction was superior to the alternative transaction structures for a number of reasons. First, if the transaction had been structured as an all cash or part cash transaction, Pacific Ethanol would have been, in all likelihood, required to source the capital markets to raise the cash portion of the acquisition cost which, in turn, would have required Pacific Ethanol to issue additional equity in a financing transaction that would have required Pacific Ethanol to incur underwriting fees and costs and subjecting the overall transaction to increased execution risk. Second, the proposed stock-for-stock merger transaction would afford the Aventine stockholders the ability to receive stock of Pacific Ethanol on a tax-free basis, a feature that Candlewood advised Pacific Ethanol would be attractive to Candlewood and other Aventine stockholders. The Pacific Ethanol Board also gave management direction to, among other things, provide it with a financing plan for the combined company which would demonstrate that adequate liquidity could be maintained after the transaction and to analyze staffing and integration issues for the combined company.

During the morning of October 28, 2014, Pacific Ethanol received a draft non-binding term sheet from Mr. Koenig and a further modified version of the term sheet that evening. The term sheet proposed an acquisition of Aventine by Pacific Ethanol in which Aventine’s stockholders would exchange their shares of Aventine common stock for shares of Pacific Ethanol common stock. The term sheet, which referred to Aventine as Atom and Pacific Ethanol as PubCo, proposed the following two options for the exchange ratio:

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“[Option 1 - Fixed Exchange with Collar] [Atom shareholders will be entitled to elect to receive, for each share of Atom common stock, 1.50 shares of Pubco common stock (such amount, as it may be adjusted as set forth below, the “Exchange Ratio”), provided that the Pubco Measurement Price is at least $[x] but not greater than $[y]. If the Pubco Measurement Price is less than $[x], the Exchange Ratio shall be $[_____] divided by the Pubco Measurement Price. [In the event the foregoing calculation results in an Exchange Ratio greater than [w], the Exchange Ratio shall be fixed at [w].] If the Pubco Measurement Price is greater than $[y], the Exchange Ratio shall be $[______] divided by the PubCo Measurement Price. [In the event that the foregoing calculation results in an Exchange Ratio less than [z], the Exchange Ratio shall be fixed at [z].]

“Pubco Measurement Price” shall mean the volume weighted average price per share of Pubco Common Stock on the New York Stock Exchange only as reported by Bloomberg LP for the ten (10) consecutive trading days ending on and including the third (3rd) trading day prior to, but not including, the closing date of the merger.]

[Option 2 – Fixed Exchange] [Atom shareholders will be entitled to elect to receive, for each share of Atom common stock, 1.5 shares of Pubco common stock (the “Exchange Ratio”).]”

Based on the proposed exchange ratios, assuming the exchange ratio was not subject to adjustment, Pacific Ethanol’s and Aventine’s stockholders would hold approximately 55% and 45%, respectively, of the combined company on a post transaction basis. In addition, the term sheet provided that any Aventine stockholder who would acquire beneficial ownership of more than 4.99% of Pacific Ethanol’s common stock would have the option to receive securities convertible into Pacific Ethanol’s common stock, which convertible securities would contain a customary limitation on conversion. The term sheet also provided for customary “no-shop” and “go-shop” restrictions as well as termination and reverse termination fees, although no dollar amount for either termination fee was proposed. The reverse termination fee would apply if the transaction was not consummated within 60 days from the execution of the term sheet. Under the terms proposed, the Pacific Ethanol Board would be increased by two members with the two vacancies to be initially filled by persons nominated by Aventine. The term sheet also proposed certain closing conditions, including receiving stockholder approval of both Pacific Ethanol and Aventine and obtaining applicable regulatory approvals.

After discussing the term sheet with Pacific Ethanol’s senior management team and Pacific Ethanol’s outside counsel, Troutman Sanders, LLC (sometimes referred to as Troutman Sanders), Mr. Koehler and Mr. McGregor had a telephone conference with Mr. Koenig on October 29, 2014, to discuss the term sheet proposed by Candlewood during which Mr. Koehler and Mr. McGregor stated that Pacific Ethanol preferred “Option 2” for the exchange ratio, and would propose a range of fixed exchange ratios rather than a set fixed exchange ratio of 1.5 and that it believed that including termination fees in the term sheet was premature. Mr. Koehler and Mr. McGregor also advised Mr. Koenig that while Pacific Ethanol was committed to completing due diligence and closing the merger in an expeditious manner, it was unable to commit to a 60 day timeline for the completion of due diligence and the drafting, negotiation and execution of a definitive merger agreement. Mr. Koehler and Mr. McGregor also advised Mr. Koenig that Pacific Ethanol would include as a further condition to closing that none of Aventine’s stockholders would dissent and exercise their appraisal rights under Delaware law.

On October 30, 2014, Bryon McGregor sent Mr. Koenig a revised draft of the term sheet which included Pacific Ethanol’s preliminary comments to the term sheet, including those comments that Mr. McGregor discussed with Mr. Koenig on October 29, 2014 and proposing an exchange ratio of between 1.25 and 1.50 shares of Pacific Ethanol common stock for each share of Aventine common stock. Mr. McGregor also included a draft of a confidentiality agreement as an additional attachment to the email.

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On November 3, 2014, Mr. Koenig sent an email to Mr. McGregor and Mr. Koehler describing Candlewood’s high level questions on and comments to the draft term sheet provided by Pacific Ethanol on October 30, 2014. Mr. Koenig’s comments included objecting to the range proposed by Pacific Ethanol for the exchange ratio, questioning why Pacific Ethanol objected to the acceptable percentage of dissenting stockholders and explaining that Aventine was opposed to a “no-shop” provision if termination fees were not included in the merger agreement.

On November 4, 2014, Mr. McGregor replied to Mr. Koenig’s November 3, 2014 email. In his email, Mr. McGregor agreed that the parties would need to agree on an exchange ratio prior to the execution of the term sheet. Mr. McGregor also explained that Pacific Ethanol was under the impression that Aventine wouldn’t have any dissenting stockholders and that the transaction may prove unfavorable to Pacific Ethanol if Aventine had a significant number of dissenting stockholders given that such stockholders would need to be cashed out. Mr. McGregor agreed that a termination fee would only be appropriate in the merger agreement, and explained that Pacific Ethanol would want both parties to agree to a “no-shop” while engaging in due diligence and suggested that Pacific Ethanol could pay Aventine’s out of pocket expenses if a definitive merger agreement was not executed. Mr. McGregor also attached a revised version of the confidentiality agreement to his email.

On November 6, 2014, Mr. McGregor sent Mr. Koenig a due diligence request list. On the same day, Mr. Koenig sent Mr. McGregor a revised draft of the term sheet which proposed that Pacific Ethanol would pay Aventine’s actual expenses up to a certain amount (which amount was not included in the draft), if Pacific Ethanol’s stockholders did not approve the transaction. The draft term sheet deleted the requirement that Aventine have no dissenting stockholders and included a footnote explaining that Aventine’s stockholders would be subject to a drag-along requirement. The term sheet also included new exclusivity provisions requiring that each of Pacific Ethanol and Aventine not solicit or initiate a transaction in which another party would acquire control of 20% or more of the respective company for a period of time that was not set forth in the term sheet and specified that Pacific Ethanol would reimburse Aventine for all out-of-pocket expenses incurred in connection with the transaction if a definitive agreement was not entered into between the parties by the end of the exclusivity period.

Later on November 6, 2014, Mr. McGregor sent Mr. Koenig a revised draft of the term sheet in which Pacific Ethanol selected “Option 2” for the exchange ratio, where one share of Aventine’s common stock would be exchanged for 1.5 shares of Pacific Ethanol common stock. The exchange ratio of 1.5, however, remained in brackets indicating that it was subject to further negotiation. Pacific Ethanol revised the termination fee provision to provide that Pacific Ethanol would pay Aventine’s reasonable expenses up to a certain amount (which amount was not included in the draft) if Pacific Ethanol’s stockholders did not approve the transaction and also included a provision mandating that Aventine would pay a termination fee if Aventine terminated the transaction if it accepted a proposal by a third party that Aventine believed was superior to Pacific Ethanol’s offer. Pacific Ethanol also moved the exclusivity provisions included in the draft term sheet provided by Mr. Koenig on November 6, 2014 to a separate exclusivity agreement. Mr. McGregor also attached a timetable for the transaction, suggesting how quickly the transaction might proceed assuming that the merger agreement would be signed on December 1, 2014.

On November 7, 2014, Mr. Wright and Mr. McGregor had a telephone conference with Mr. Koenig during which Pacific Ethanol’s changes to the term sheet were discussed. Mr. Koenig noted that Candlewood desired to change the 20% threshold for an adverse transaction in the exclusivity agreement to 24.99%. The parties also discussed timing and regulatory requirements surrounding the potential transaction. Mr. Koenig also clarified that approximately 3% of Aventine’s stockholders were not subject to drag-along rights, and thus could potentially dissent and exercise their appraisal rights. The parties then discussed when Aventine would be presented with the term sheet, which up until that point in time, had been negotiated solely between Candlewood and Pacific Ethanol. Mr. Koenig stated that Candlewood planned to exercise warrants to purchase shares of Aventine common stock on November 10, 2014, after which, assuming the term sheet was finalized between Candlewood and Pacific Ethanol, he intended on calling Aventine’s management to introduce Aventine to Pacific Ethanol and advise Aventine that Candlewood, which would at that point own over 50% of Aventine’s issued and outstanding common stock, supported the transaction. Mr. Koenig stated that Candlewood would then turn it over to Pacific Ethanol to submit the term sheet to Aventine.

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On November 10, 2014, the Strategic Transactions Committee sent an update on the transaction and a current draft of the term sheet to the Pacific Ethanol Board. The update included a valuation analysis of Pacific Ethanol and Aventine and an update as to Candlewood’s ownership of Aventine. The update noted that Candlewood would likely discuss the transaction with Aventine in the coming days and that due diligence on Aventine would follow.

During the week of November 10, 2014, David Koenig and members of Pacific Ethanol’s senior management had several conversations and email exchanges with respect to the terms and timing of the transaction. In particular, on November 10, 2014, Mr. Koenig sent Pacific Ethanol a revised draft of the exclusivity agreement under which Pacific Ethanol and Aventine would agree that each company would not solicit or initiate a transaction in which another party would acquire control of 24.99%, as opposed to the 20% proposed in the initial draft, or more of the respective company. Further, on November 11, 2014, Mr. McGregor provided Mr. Koenig with a comparative valuation model comparing Aventine and Pacific Ethanol. This valuation model was based on existing information about Pacific Ethanol and information about Aventine, including its capital structure, outstanding indebtedness, production capacities, assets and liabilities, which was provided to Pacific Ethanol by Mr. Koenig.

On November 11, 2014, Aventine received notice from funds affiliated with Castlelake, LP that owned shares of Aventine common stock that it was transferring shares of common stock in the amount of approximately 3.7 million shares to a fund affiliated with Candlewood. After giving effect to such transfer, the funds affiliated with Candlewood would then own, in the aggregate, in excess of 50% of the then issued and outstanding shares of Aventine common stock.

On November 12, 2014, Mr. Koenig sent a slightly revised draft of the term sheet to Mr. McGregor, with the exchange ratio and the corresponding post-merger calculations left blank. Later on November 12, 2014, Mr. Koenig and Mr. Lau of Candlewood had a telephone conference with Messrs. Wright and McGregor during which Mr. Koenig advised that earlier that day, Mr. Koenig, on behalf of Candlewood, had a conversation with Mr. Continenza, chairman of the Aventine Board, and Kip Horton, another member of the Aventine Board, during which Mr. Koenig advised Mr. Continenza and Mr. Horton for the first time of the proposed transaction between Aventine and Pacific Ethanol and requested that the Aventine Board pursue the proposed transaction. Mr. Koenig also advised Pacific Ethanol Messrs. Wright and McGregor that Aventine’s representatives had indicated to Candlewood that Aventine had a received an all-cash offer to purchase one of its assets. Mr. Koenig advised Pacific Ethanol’s senior management that he had informed Aventine that Candlewood was not interested in a partial sale of Aventine and that Candlewood fully supported the proposed transaction between Pacific Ethanol and Aventine. On the call, Pacific Ethanol and Candlewood agreed that the term sheet that would be provided to Aventine would not include a proposed exchange ratio, but instead would agree that the exchange ratio would be determined at a later date.

Later on November 12, 2014, after an email exchange with Mr. Wright, Mr. Koenig agreed to the exclusivity agreement stating that Pacific Ethanol and Aventine would not solicit or initiate a transaction in which another party would acquire control of 20%, as opposed to the 24.99% proposed in a previous draft, or more of their respective companies. Later on November 12, 2014, Mr. McGregor sent an email to Mr. Koenig and attached a revised version of the exclusivity agreement including a date of December 1, 2014 for the end of the exclusivity period to be covered by the exclusivity agreement and a maximum of $50,000 for Aventine’s out-of-pocket expenses to be paid by Pacific Ethanol if a definitive agreement was not entered into by 5 p.m. Pacific Time on December 1, 2014. In Mr. McGregor’s email, Mr. McGregor advised Mr. Koenig that Pacific Ethanol would like to send the term sheet, confidentiality agreement and signed exclusivity agreement to the Aventine Board on November 13, 2014 and asked if Mr. Koenig had any objections. Mr. Koenig advised Mr. McGregor that he did not have any objections to sending the materials to Aventine and Mr. McGregor advised Mr. Koenig that Mr. Koehler would call Mr. Continenza after sending the documents to Aventine to initiate a direct dialog with Aventine.

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On November 12, 2014, the Pacific Ethanol Board held a telephonic meeting during which the senior management of Pacific Ethanol provided the Pacific Ethanol Board with an update on the progress made on the proposed transaction, including that Mr. Koenig had discussed the transaction with Aventine and that management intended to contact Aventine about the transaction on November 13, 2014. After lengthy discussion, the Pacific Ethanol Board approved senior management further pursuing the transaction directly with Aventine.

On the morning of November 13, 2014, Mr. Koehler called Mr. Continenza to discuss the proposed transaction, including a high level discussion of the terms of the transaction as proposed in the term sheet, confidentiality agreement and exclusivity agreement which Pacific Ethanol and Candlewood had previously negotiated. Later on November 13, 2014, Mr. Koehler forwarded drafts of the term sheet, the confidentiality agreement and the exclusivity agreement to Mr. Continenza. This initial draft of the term sheet provided for a maximum of $75,000 for Aventine’s out-of-pocket expenses to be paid by Pacific Ethanol if a definitive agreement was not entered into by 5:00 p.m. Pacific Time on December 1, 2014.

On November 13, 2014, Mr. Continenza called Mr. Koenig in order to discuss the interest of Candlewood in supporting a transaction with Pacific Ethanol.

On November 14, 2014, Mr. Continenza and Mr. Horton called Mr. Koenig to discuss the Aventine Board’s next steps with regard to the review of the Pacific Ethanol offer and the timing involved with the review of the Pacific Ethanol offer.

At a meeting of the Aventine Board held on November 14, 2014, Mr. Continenza advised the Aventine Board and a representative of Akin Gump Strauss Hauer & Feld LLP (sometimes referred to as Akin Gump), counsel to Aventine on this transaction, of Mr. Koehler’s email dated November 13, 2014, including the terms proposed in the term sheet and exclusivity agreement. Mr. Continenza notified the Aventine Board that Aventine would enter into a confidentiality agreement with Pacific Ethanol. For the benefit of the Aventine Board, Mr. Continenza noted his knowledge of the historical relationship between Pacific Ethanol and Candlewood. Following extensive discussion regarding the proposal, the Aventine Board resolved to form a special committee consisting of Mr. Continenza and Mr. Horton (sometimes referred to as the Aventine Special Committee) to assist in the evaluation, negotiation and determination with respect to the recommendation of a proposed transaction with Pacific Ethanol.

Later on November 14, 2014, a representative of Akin Gump exchanged email correspondence with Pacific Ethanol to provide comments to the drafts of the term sheet and limited comments to the confidentiality agreement and exclusivity agreement. Later on November 14, 2014, both Pacific Ethanol and Aventine executed the confidentiality agreement. Aventine’s comments to the exclusivity agreement included clarification that this agreement would not prohibit any trading of Pacific Ethanol or Aventine securities. Aventine’s comments to the term sheet included clarifications to make clear that the post-merger entity would assume all of Aventine’s outstanding debt, establishing that the exchange ratio would be determined prior to the execution of a definitive agreement and not included in the term sheet, and proposing the following: (i) a minimum value at which Pacific Ethanol’s stock would need to trade for the transaction to proceed (which value was not included), (ii) that Aventine’s stockholders who would acquire beneficial ownership of more than 4.99% of Pacific Ethanol’s common stock would have the option to receive a warrant containing customary limitations on conversion, (iii) that Pacific Ethanol pay Aventine a termination fee of 1% of the aggregate consideration to be paid by Pacific Ethanol if Pacific Ethanol’s stockholders do not approve the transaction, proposing that Aventine pay Pacific Ethanol a termination fee of 3% of the aggregate consideration to be paid by Pacific Ethanol if Aventine terminated the transaction if it accepted a proposal by a third party that Aventine believed was superior to Pacific Ethanol’s proposal, and (iv) an increase to the number of directors of the Pacific Ethanol Board to provide for Aventine’s stockholders having the ability to nominate a number of directors proportional to their ownership interest in Pacific Ethanol.

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On November 15, 2014, Pacific Ethanol was granted access to a data room populated with some due diligence documentation with respect to Aventine. Starting November 15, 2014 through the signing of the merger agreement on December 30, 2014, Pacific Ethanol, Troutman Sanders and other advisors retained by Pacific Ethanol conducted an extensive due diligence review of Aventine, including reviewing materials provided by Aventine in the data room and by email, conducting site visits at Aventine’s plants, conducting numerous telephone conferences both internally between Pacific Ethanol and its various advisors and between Pacific Ethanol and Aventine and its advisors to discuss Pacific Ethanol’s findings and ask follow-up questions. Throughout the process, Mr. Koehler, Mr. Wright and Mr. McGregor continually updated the Pacific Ethanol Board and members of the Strategic Transactions Committee on the results of the due diligence investigation that was being conducted.

From November 14, 2014 through November 16, 2014, Pacific Ethanol’s senior management discussed the term sheet and exclusivity agreement with Troutman Sanders. On November 16, 2014, Mr. Wright sent a revised version of the term sheet containing Pacific Ethanol’s comments to Mr. Koenig. On the same day, Mr. Wright also introduced a representative of Akin Gump to a representative of Troutman Sanders and proposed a telephone conference on November 17, 2014 to discuss the term sheet and exclusivity agreement.

Not having received any comments from Mr. Koenig, on November 17, 2014, Mr. Wright sent the draft term sheet to a representative of Akin Gump, copying Mr. Koenig. Pacific Ethanol’s comments included rejecting Aventine’s proposal with respect to a minimum value at which Pacific Ethanol’s stock would need to trade for the transaction to proceed, clarifying that after the transaction Aventine would be a wholly owned subsidiary of Pacific Ethanol, and rejecting Aventine’s proposal with respect to increasing the number of directors on the Pacific Ethanol Board by more than two.

On November 17, 2014, Aventine entered into an agreement with RPA Advisors LLC (sometimes referred to as RPA Advisors) to assist Aventine with financial due diligence conducted by potential purchasers, including Pacific Ethanol. RPA Advisors is a financial advisory firm. Due to Mr. Horton’s position as a principal of RPA Advisors, RPA Advisors could not serve as financial advisor nor could it provide the Aventine Board with a fairness opinion in connection with any transaction with Pacific Ethanol.

On November 17 and 18, 2014, a representative from Troutman Sanders and Mr. Wright had several telephone conferences with a representative of Akin Gump during which the term sheet and details related to Aventine’s history and capitalization were discussed. During the same period, a representative of Akin Gump, Mr. Continenza and Mr. Horton had conversations regarding the revisions requested by Mr. Wright and a representative of Troutman Sanders. On November 18, 2014, Pacific Ethanol and Aventine executed the exclusivity agreement and the term sheet.

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From November 18, 2014 to December 28, 2014, members of Aventine’s management team, including Aventine’s President, Chief Financial Officer and General Counsel, and representatives of Akin Gump and RPA Advisors conducted due diligence on Pacific Ethanol.

On November 23, 2014, Mr. Wright sent an email to a representative of Akin Gump providing an update with respect to Pacific Ethanol’s progress on its due diligence review, the necessity for Aventine’s data room to be further populated with the requested diligence materials and noting that signing a definitive agreement by December 1, 2014 was unlikely.

On November 23, 2014, Mr. McGregor sent the Pacific Ethanol Board a written report advising that the term sheet and exclusivity agreements had been executed by Pacific Ethanol and updating the Pacific Ethanol Board of the progress being made on the due diligence review of Aventine. The report discussed in detail the site visit conducted by members of Pacific Ethanol’s senior management of Aventine’s ethanol facilities located in Pekin, Illinois and Aurora, Nebraska, details regarding Aventine’s capital expenditures, personnel and labor, operating costs and EBITDA performance and an analysis of the strengths, weaknesses, opportunities and threats associated with each of Aventine’s plants.

On or about November 23, 2014, Mr. McGregor had a conversation with Mr. Koenig whereby Mr. McGregor provided Mr. Koenig with an update on the status of the transaction and noted that Pacific Ethanol would need additional time to complete its due diligence review of Aventine and, as a result, suggested that the exclusivity period under the exclusivity agreement be extended to December 31, 2014.

At a meeting of the Pacific Ethanol Board held on November 24, 2014, Mr. McGregor made a presentation on the status of Pacific Ethanol’s diligence review of Aventine and lead a discussion about the results of the due diligence review. The Pacific Ethanol Board and members of the Strategic Transactions Committee, who were also present at the meeting, discussed, among other things, Aventine’s historical and projected capital expenditures, considerations related to Aventine’s unionized workforce, and the progress made on a number of legal due diligence items, including the Aurora Coop Litigation matters.

On November 25, 2014, the Aventine Board met to discuss, among other things, the request by Pacific Ethanol that the exclusivity period be extended from December 1, 2014 to December 31, 2014. The Aventine Board authorized the Aventine Special Committee to engage with Candlewood and discuss such extension. During the course of the meeting, the Aventine Board learned that the anticipated share transfer by funds managed by Castlelake LP to Candlewood’s affiliates would be completed on November 26, 2014.

On November 26, 2014, Pacific Ethanol and Aventine entered into an amendment to the exclusivity agreement to extend the exclusivity period to December 31, 2014. Also, on November 26, 2014, transactions involving funds affiliated with Castlelake LP and Candlewood’s affiliates were settled, with Candlewood’s affiliates becoming the owner of 59.42% of Aventine’s issued and outstanding shares of common stock as of such date, resulting in a change in control of Aventine. It was reported to Aventine that the purchase price per share was $9.00.

On December 5, 2014, the Pacific Ethanol Board held a meeting to review the terms of the proposed merger with Aventine. At the invitation of the Pacific Ethanol Board, members of the Strategic Transactions Committee and a representative of Troutman Sanders also were present. Members of the Strategic Transaction Committee provided the Pacific Ethanol Board with a further update on Pacific Ethanol’s operational and legal due diligence review of Aventine. At the meeting, the Pacific Ethanol Board also discussed the valuation of the transaction, including a discussion of projected future capital expenditures at Aventine’s plants and cash payouts anticipated to be made to Aventine’s management at the closing of the transaction.

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On December 8, 2014, a representative of Troutman Sanders provided an initial draft of the merger agreement to representatives of Aventine and Akin Gump.

On December 9, 2014, a representative of Akin Gump initiated a telephone conference call with Mr. Koenig, Janet Miller, general counsel of Candlewood, and a representative of Proskauer Rose to discuss certain elements of the merger agreement. In particular, the inclusion of Pacific Ethanol non-voting common stock as a component of the merger consideration instead of a warrant was discussed. Mr. Koenig expressed his desire to have an option to receive equity consideration that would not require compliance with the reporting obligations that arise from significant ownership of Pacific Ethanol Common Stock as a result of the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act. Mr. Koenig and a representative of Proskauer suggested the creation and issuance of Pacific Ethanol non-voting common stock as an alternative and suggested that Akin Gump convey this message to Pacific Ethanol.

Later on December 9, 2014, a representative of Akin Gump called a representative of Troutman Sanders to discuss and consider the inclusion of Pacific Ethanol non-voting common stock in lieu of warrants.

On December 10, 2015, members of Pacific Ethanol’s senior management and a representative of Troutman Sanders participated in a telephone conference with representatives of Craig-Hallum to discuss the fairness opinion process.

On December 12, 2014, Akin Gump distributed a revised draft of the merger agreement to the various interested parties. The revisions to the merger agreement included, among other things, (i) changes to the merger consideration to include an option for Aventine stockholders to elect to receive shares of non-voting common stock issued by Pacific Ethanol; (ii) changes to the Change in Recommendations section by Aventine’s board; (iii) changes to the definition of a Company Takeover Proposal; (iv) changes to the employee benefits matters section relating to Aventine employees after the merger; (v) the deletion of a requirement for Aventine to maintain pollution liability insurance; (vi) changes to certain closing conditions, including among others, (A) the deletion of the condition that the parties receive bring down fairness opinions, (B) changes to the condition related to the Aurora Coop Litigation, and (C) the addition of a condition that Pacific Ethanol appoint two individuals to the Pacific Ethanol Board, nominated by holders of a majority of Aventine common stock; and (vii) changes to the outside termination date.

On December 15, 2014, Pacific Ethanol and Craig-Hallum entered into an engagement letter with respect to the delivery by Craig-Hallum to Pacific Ethanol of a fairness opinion in connection with the proposed merger with Aventine.

During the negotiation of the transaction between Pacific Ethanol and Aventine, Mr. Koenig and Mr. Koehler continued to be in communication about the terms of transaction. In particular, on December 15, 2014, Mr. Koehler sent Mr. Koenig an issues list prepared by Troutman Sanders which outlined the significant issues in Aventine’s December 12, 2014 draft of the merger agreement for the purpose of discussing the material issues with senior management of Pacific Ethanol. Mr. Koehler requested that Mr. Koenig provide any input with respect to the issues prior to Pacific Ethanol’s internal discussion. Later on December 15, 2014, Mr. Koenig replied to Mr. Koehler’s email responding to certain of the issues including noting that Candlewood could not commit to a voting agreement in which it would agree to vote in favor of the merger between Pacific Ethanol and Aventine.

In addition, on December 17, 2014, Mr. Koehler had several telephone conferences with Mr. Koenig and Mr. Lau regarding the pricing of the proposed transaction. Mr. Koehler proposed a sliding scale for the exchange ratio of between 1.0 and 1.5 shares of Pacific Ethanol common stock for each share of Aventine common stock. In response to Mr. Koehler’s proposal, Mr. Koenig and Mr. Lau suggested an exchange ratio of 1.25 shares of Pacific Ethanol’s common stock for each share of Aventine’s common stock. In response to this proposal, Mr. Koehler advised Messrs. Koenig and Lau that an exchange ratio of 1.25 shares was acceptable to Pacific Ethanol, provided that Pacific Ethanol could decide not to consummate the transaction if Pacific Ethanol’s common stock was trading at less than $10.00 per share immediately preceding the closing of the merger. In response, Messrs. Koenig and Lau advised Mr. Koehler that the minimum trading price condition was acceptable provided that it be structured as a mutual condition. Mr. Koehler agreed to this counterproposal.

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On December 19, 2014, the Pacific Ethanol Board held a lengthy meeting to discuss the results of the due diligence review of Aventine to date and to review the terms of the proposed merger with Aventine. At the invitation of the Pacific Ethanol Board, members of senior management and a representative of Troutman Sanders also were present. At the meeting, the Pacific Ethanol Board approved the exchange ratio of 1.25 shares of Pacific Ethanol’s common stock for each share of Aventine’s common stock and the option for Pacific Ethanol and Aventine to not consummate the merger transaction if Pacific Ethanol’s common stock was trading at less than $10.00 per share immediately preceding the closing of the merger.

On December 19, 2014, Troutman Sanders distributed a revised draft of the merger agreement to the various interested parties. The revisions to the merger agreement included, among others, (i) the addition of a termination right for Pacific Ethanol upon an Adverse Aurora Coop Litigation Event (defined in the draft of the merger agreement), with a termination fee to be paid by Pacific Ethanol to Aventine; (ii) the deletion of the employee benefits matters section, relating to Aventine employees after the merger; (iii) additions of certain covenants for Aventine including, among others, (A) the use of commercially reasonable efforts to complete a connection from the inner rail loop track belonging to Aurora West, LLC to the BNSF main line (sometimes referred to as the BNSF connection), (B) conducting necessary “effects” bargaining with any labor organization prior to the closing of the merger and (C) maintaining pollution liability insurance; (iv) changes to certain closing conditions including, but not limited to, (X) the addition of closing conditions related to a bring down fairness opinion for Pacific Ethanol, the Pacific Ethanol stock price being a certain amount on the date immediately preceding the closing date, Phase 1 Environmental assessments, receipt of releases from Aventine employees and the BNSF connection, and (Y) changes to the Aurora Coop Litigation condition, and (v) changes to the outside termination date.

On December 20, 2014, the Aventine Special Committee convened a meeting, which included Mr. Continenza and Mr. Horton, along with representatives of Akin Gump and the general counsel of Aventine. During the course of the meeting, the group discussed the scope of changes to the merger agreement, including the addition of certain representations and warranties and the condition related to the trading price per share of Pacific Ethanol’s common stock, as reported on The NASDAQ Capital Market. The Aventine Special Committee decided that the Aventine Board should meet as soon as possible to discuss the open issues surrounding the merger agreement.

On December 20, 2014, Aventine and Duff & Phelps entered into an engagement letter with respect to the delivery by Duff & Phelps to Aventine of a fairness opinion in connection with the proposed merger with Aventine.

On December 21, 2014, Mr. Wright provided an initial draft of the stockholders agreement to representatives of Candlewood, which was to be executed simultaneously with the merger agreement. The stockholders agreement provided that the Aventine stockholders party thereto would enter into the agreement with respect to their pro rata share of 51% of the issued and outstanding shares of Aventine. Under the terms of the agreement, the Aventine stockholders party thereto agreed to (among other things): (i) restrict their ability to transfer any of their pro rata shares prior to the closing of the merger, (ii) vote such pro rata shares in favor of the merger, (iii) certain restrictions in their ability to sell the Pacific Ethanol common stock they will receive from the merger, (iv) not solicit any other takeover or merger transaction of Aventine and (v) exercise their drag-along right under the Aventine Stockholder Agreement.

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On December 22, 2014, the Pacific Ethanol Board held a meeting to discuss in detail various financial and valuation information relating to the proposed merger with Aventine. At the invitation of the Pacific Ethanol Board, members of senior management and a representative of Troutman Sanders also were present. Prior to the meeting, copies of the draft merger agreement and financial modeling information were made available to the Pacific Ethanol Board.

On December 22, 2014, the Aventine Board held a meeting to discuss recent developments in the proposed merger with Pacific Ethanol. At the invitation of the Aventine Board, members of senior management and a representative of Akin Gump also were present. The Aventine Board also discussed its fiduciary duty obligations, the executory period and the various contingencies impacting the closing of the merger, including the BNSF connection and the Aurora Coop Litigation conditions, current crush margins and the status of negotiation of the merger agreement. In particular the Aventine Board expressed concern about the lack of certainty with respect to its ability to satisfy the closing conditions arising out of the Aurora Coop litigation and BNSF negotiations based upon the then current draft. The Aventine Board also approved the retention of Duff & Phelps to render a fairness opinion regarding the proposed merger.

During the morning and early afternoon of December 23, 2014, the Pacific Ethanol Board held a meeting to continue its prior discussion that it had on December 22, 2014 regarding various financial and valuation information relating to the proposed merger with Aventine. At the invitation of the Pacific Ethanol Board, members of senior management and a representative of Troutman Sanders also were present. The Pacific Ethanol Board also discussed the Aurora Coop Litigation matter, the BNSF connection matter, current crush margins and the status of negotiation of the merger agreement.

On December 23, 2014, the Aventine Board held a meeting to discuss disclosure information related to the Aurora Coop Litigation and negotiations and developments regarding the proposed transaction with Pacific Ethanol. At the invitation of the Aventine Board, members of senior management and representatives of Akin Gump also were present.

Also on December 23, 2014, Akin Gump distributed a revised draft of the merger agreement to the various interested parties. The revisions to the merger agreement included, among others, (i) the inclusion of the exchange ratio, (ii) changes to the treatment of Aventine’s warrants and stock options, (iii) adding back the employee benefits matters section relating to Aventine employees after the merger, (iv) changes to the Change in Recommendation section for the Aventine Board, (v) changes to the registration requirement to include only Pacific Ethanol’s proxy instead of a joint proxy, (vi) the deletion of the closing condition that Pacific Ethanol receive a bring down fairness opinion, (vii) changes to the Adverse Aurora Coop Litigation Event condition, (viii) a Phase 1 Environmental Assessment requirement, (ix) changes to the pollution liability insurance requirement and (x) the deletion of the closing condition related to the BNSF connection.

Also on December 23, 2014, Candlewood distributed a revised draft of the stockholders agreement to the various interested parties. The revisions to the stockholders agreement included, among others, (i) a change in the number of shares covered by the stockholders agreement from all the shares held by the Aventine stockholders party to the agreement, to shares that, in the aggregate, account for 51% of the outstanding common stock of Aventine, (ii) the deletion of the proxy granted to Pacific Ethanol in the event Candlewood failed to vote its shares in favor of the merger at the meeting, (iii) changes to the market standoff provision, (iv) the deletion of the stockholders’ obligations for indemnification of breaches, (v) the addition of a stockholder’s right to terminate the agreement upon a change in recommendation of the Aventine Board or an amendment to the merger agreement reducing the merger consideration, (vi) the addition of a provision making Pacific Ethanol responsible for stockholders’ out of pocket expenses related to the stockholders agreement and (vii) the addition of a provision that made the obligations of the stockholders several and not joint.

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After discussions held on December 24, 2014 between Candlewood and Troutman Sanders regarding open issues related to the stockholders agreement, on December 24, 2014, Candlewood distributed a revised draft of the stockholders agreement to the various interested parties. The revisions to the stockholders agreement included, among others, (i) the requirement that shares transferred by the stockholders continue to comply with the stockholders agreement and (ii) the deletion of Pacific Ethanol’s obligation to be responsible for the stockholders’ out of pocket expenses relating to the stockholders agreement.

On December 24, 2014, the Pacific Ethanol Board held a meeting to review the terms of the proposed merger with Aventine. At the invitation of the Pacific Ethanol Board, members of senior management and representatives of Troutman Sanders and Craig-Hallum also were present telephonically. Craig-Hallum, made a lengthy presentation of its financial analysis of the proposed merger with Aventine. In addition, the senior management of Pacific Ethanol advised the Pacific Ethanol Board of the status of the negotiation of the proposed merger.

On December 26, 2014, the Pacific Ethanol Board held a meeting to review the terms of the proposed merger with Aventine. At the invitation of the Pacific Ethanol Board, members of senior management and representatives of Troutman Sanders and Craig-Hallum also were present telephonically.

Later on December 26, 2014, Mr. Wright, representatives from Troutman Sanders and representatives from Akin Gump held a telephonic meeting to discuss certain comments made by Akin Gump in its draft of the merger agreement dated December 23, 2014 and open issues with respect to the merger agreement.

Also on December 26, 2014, Mr. Wright sent an email to Mr. Koenig and Ms. Miller, Candlewood’s general counsel, outlining a number of open issues regarding the stockholders agreements including, among others, (i) transfers by the signatories to the stockholders agreements of Aventine common stock between signing of the stockholders agreements and the closing of the merger, (ii) the requirement by the signatories to invoke their drag-along rights in connection with voting their shares of Aventine common stock in favor of the merger, (iii) the inclusion of a provision granting Pacific Ethanol a proxy in the event any of the signatories fails to vote their shares at the special meeting of Aventine stockholders, (iv) provisions relating to the termination of the stockholders agreements and (v) terms of the market stand-off provisions. Later that day, Mr. Koenig responded to the issues raised in Mr. Wright’s email.

On December 27, 2014, Troutman Sanders circulated a revised draft of the merger agreement to the various interested parties. The revisions to the merger agreement included, among others, (i) a requirement that Pacific Ethanol and Aventine prepare a joint proxy statement/prospectus to be used in connection with the stockholders meetings of stockholders of Pacific Ethanol and Aventine, (ii) the addition of certain voting requirements regarding Pacific Ethanol’s Series B Preferred Stock, (iii) changes to the employee benefits matters section relating to Aventine employees after the merger, (iv) changes to the pollution liability insurance requirement, (v) changes to the closing condition related to the Phase I environment assessments requirement, and (vi) adding back the closing condition related to the BNSF connection.

On December 27, 2014, Candlewood distributed a revised draft of the stockholders agreement to the various interested parties. The revisions to the stockholders agreement included, among others, (i) the addition of a covenant by the stockholders to exercise any drag-along rights such stockholders may have in connection with the vote for the merger agreement and (ii) an agreement by Pacific Ethanol that it will not amend the sections of the merger agreement related to company takeover proposals and changes in recommendation of the Aventine Board.

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On December 28, 2014, Troutman Sanders distributed a revised draft of the stockholders agreement to the various interested parties. The revisions to the stockholders agreement included, among other things, the removal of the ability of the stockholders to terminate the stockholders agreement upon a change of recommendation by the Aventine Board.

On December 29, 2014, Candlewood distributed a revised draft of the stockholders agreement to the various interested parties, accepting most of the revisions contained in the draft dated December 28, 2014 that was circulated by Troutman Sanders.

During the afternoon of December 29, 2014, the Pacific Ethanol Board held a meeting to approve the merger with Aventine and approve the issuance of shares of Pacific Ethanol common stock and non-voting common stock pursuant to the terms of the merger agreement. At the invitation of the Pacific Ethanol Board, members of senior management and representatives of Troutman Sanders and Craig-Hallum also were present. Prior to the meeting, copies of the draft merger agreement and the presentation prepared by Craig-Hallum were made available to the Pacific Ethanol Board. At the meeting, Mr. Wright provided an update on the negotiation of the merger agreement and reviewed with the Pacific Ethanol Board the proposed material terms of the transaction. Representatives from Craig-Hallum, each of whom participated in the meeting telephonically, delivered an oral opinion, subsequently confirmed by delivery of a written opinion dated December 29, 2014, that, as of such date and based on and subject to the factors, assumptions, procedures and limitations set forth in that opinion, the exchange ratio, as set forth in the merger agreement, was fair from a financial point of view to Pacific Ethanol. After extensive discussion among the directors and with their advisors regarding the proposed transaction, the Pacific Ethanol Board unanimously:

•	determined that the merger is advisable, fair to and in the best interests of Pacific Ethanol and its stockholders;

•	approved the merger agreement;

•	directed that approval of (i) the issuance of Pacific Ethanol common stock and non-voting common stock pursuant to the merger agreement, (ii) the amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock, and (iii) the holders of Pacific Ethanol Series B Preferred Stock that the merger will not be treated as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations, be submitted for consideration by the Pacific Ethanol stockholders at a special meeting of the Pacific Ethanol stockholders;

•	resolved to recommend that the Pacific Ethanol stockholders vote “FOR” approval of the above proposals and a proposal to adjourn the special meeting if necessary to permit the solicitation of additional proxies; and

•	authorized Pacific Ethanol management to finalize, execute and deliver the merger agreement and to take all other actions with respect to the merger transaction.

The parties continued to negotiate and revise certain provisions of the merger agreement over the course of December 29, 2014 and December 30, 2014, including, among others, (i) the closing conditions related to the Phase I environmental assessments and the BNSF connection, (ii) the outside termination date and (iii) the inclusion of dollar amounts for the termination fees. The parties also continued to negotiate and revise certain provisions of the stockholders agreement over the course of December 29, 2014 and December 30, 2014, including, among others, (i) the market standoff provision (ii) the specific performance provision and (iii) the number of shares held by the stockholders that would be subject to the terms of the stockholders agreements.

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During the morning and early evening of December 30, 2014, the Aventine Board held a special meeting to consider the proposed definitive merger agreement and the other transaction agreements, copies of which were delivered to each director prior to the meeting. At the invitation of the Aventine Board, members of senior management and representatives of Akin Gump, Morris Nichols, Arsht & Tunnell LLP, Duff & Phelps and RPA Advisors were also present. Representatives from RPA delivered a presentation to the Board regarding the proposed transaction, which included diligence information about Pacific Ethanol. Representatives from Duff & Phelps reviewed its analysis with the Aventine Board, and subsequently delivered to the Aventine Board an opinion that, as of that date and based upon the factors and assumptions set forth in the Duff & Phelps fairness opinion, the exchange ratio, as set forth in the merger agreement, was fair from a financial point of view to the Aventine stockholders electing to receive Pacific Ethanol common stock. After extensive discussion among the directors and with their advisors and senior management regarding the proposed transaction and the definitive merger agreement and the related transaction documents, the Aventine Board unanimously:

•	determined that the merger is advisable, fair to and in the best interests of Aventine and its stockholders; and

•	approved the merger agreement.

Following the respective resolutions by the Pacific Ethanol and Aventine Boards to approve the merger agreement, the applicable parties executed the merger agreement and the stockholders agreements on December 30, 2014.

In early March 2015, Pacific Ethanol’s management discussed the possibility of proposing to Aventine that the parties remove or waive the closing condition in the original Agreement and Plan of Merger that required that the VWAP per share (as defined in the merger agreement) of Pacific Ethanol’s common stock, as reported on NASDAQ for the 20 trading days immediately preceding the closing, equals or exceeds $10.00 (sometimes referred to as the $10.00 Closing Condition). Pacific Ethanol’s management discussed its desire to remove or waive the $10.00 Closing Condition in light of the prices at which Pacific Ethanol’s common stock was trading at that time and the time necessary for a resolicitation of proxies if the parties decided to remove or waive the $10.00 Closing Condition at a later time. As a result of these discussions, in early March 2015, a representative of Troutman Sanders called a representative of Akin Gump to convey Pacific Ethanol’s desire to remove or waive the $10.00 Closing Condition.

Based on the trading price of Pacific Ethanol’s common stock following the execution of the merger agreement through early March 2015, the $10.00 Closing Condition and the discussion between a representative of Troutman Sanders and a representative of Akin Gump regarding the $10.00 Closing Condition, Aventine was aware of potential issues with respect to the satisfaction of the $10.00 Closing Condition and began to investigate and evaluate options. To that end, on March 9, 2015, representatives of Akin Gump had discussions with Duff & Phelps about what effect an amendment to the merger agreement would have on the original fairness opinion issued by Duff & Phelps. Duff & Phelps advised that its original fairness opinion was limited by its terms and if requested Duff & Phelps would issue a new fairness opinion based upon the new terms of the amended merger agreement.

On or about March 11, 2015, a representative of Troutman Sanders called a representative of Akin Gump to continue their discussions regarding Pacific Ethanol’s desire to eliminate or waive the $10.00 Closing Condition. The representative of Troutman Sanders expressed that should a waiver to such closing condition become necessary in the future, the time necessary for a resolicitation could be burdensome and delay the combined company from taking advantage of the anticipated benefits of the merger transaction.

On March 13, 2015, a representative of Troutman Sanders sent to representatives of Aventine a draft of a proposed amendment to the merger agreement that proposed the removal of the $10.00 Closing Condition and a requirement that the closing occur on the first day of a calendar month after all closing conditions were met.

On March 13, 2015, a representative from Akin Gump discussed the proposal to eliminate the $10.00 Closing Condition with members of Aventine’s management team and the Aventine Board. Following discussions among Aventine’s management team and the Aventine Board, a representative of Akin Gump called a representative of Troutman Sanders and advised the representative of Troutman Sanders that Aventine had declined to accept Pacific Ethanol’s proposal to eliminate the $10.00 Closing Condition at such time.

On March 23, 2015, Mr. Koenig contacted Mr. Koehler to arrange to get an update from Mr. Koehler on progress in the transaction. When Messrs. Koenig and Koehler spoke on March 24, 2015, Mr. Koehler mentioned Pacific Ethanol’s proposal to Aventine that the $10.00 Closing Condition be eliminated and Aventine’s rejection of the proposal. Mr. Koehler expressed that, inasmuch as the $10.00 Closing Condition had originally been proposed by Pacific Ethanol, primarily as a safeguard against negative market reaction to the announcement of the transaction, Pacific Ethanol no longer viewed the $10.00 Closing Condition as useful or necessary. He also expressed concern about the possibility that the $10.00 Closing Condition might become an impediment to closing the transaction on a timely basis.

On March 24, 2015, Mr. Lau and Mr. Koenig contacted Mr. Continenza to discuss the elimination of the $10.00 Closing Condition with Mr. Continenza. Following their conversation, Mr. Koenig e-mailed Mr. Continenza and told him that Candlewood was in favor of eliminating the $10.00 Closing Condition.

Following discussions with Mr. Koenig and discussions with representatives of Akin Gump, Aventine then determined that it would consider eliminating the $10.00 Closing Condition, subject to delivery of a new fairness opinion by Duff & Phelps that would take into consideration, among other things, the elimination of such closing condition and the current financial condition of Aventine and Pacific Ethanol. In addition, Aventine determined that it would prefer to eliminate the $10.00 Closing Condition by amending the original merger agreement rather than waiving such closing condition so that it could modify certain other provisions in the original merger agreement. At a special meeting of the Aventine Board held on March 24, 2015, the Aventine Board decided to reengage Duff & Phelps to seek a new fairness opinion and to reconvene the Aventine Board once such opinion became available.

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Later on March 24, 2015, a representative of Troutman Sanders sent to representatives of Aventine a revised draft of a proposed amendment to the original Agreement and Plan of Merger that proposed (i) the removal of the $10.00 Closing Condition, (ii) a requirement that the closing occur on the first day of a calendar month after all closing conditions were met, (iii) that the stockholder meetings will occur promptly as practicable after the declaration of effectiveness of the registration statement being filed by Pacific Ethanol in connection with the issuance of shares of Pacific Ethanol common stock and non-voting common stock in the merger, (iv) that Pacific Ethanol would identify individuals to be party to employment agreements within 5 days prior to the closing date of the merger; and (v) a change in the outside termination date of the merger to September 1, 2015.

On March 25, 2015, a representative of Akin Gump called a representative of Troutman Sanders to discuss the draft amendment to the original Agreement and Plan of Merger circulated on March 24, 2015 and to discuss certain other proposed amendments to the original Agreement and Plan of Merger that Aventine sought. The additional amendments that were discussed related to the closing condition provisions that (i) required certain Aventine employees, identified by Pacific Ethanol within 30 days of signing the merger agreement, to execute employment agreements with Pacific Ethanol and (ii) provided a termination right to Pacific Ethanol if the results of Phase I environmental reports disclosed cost of remediation in excess of $3,300,000.

On March 25, 2015, the Pacific Ethanol Board met to discuss the proposed amendments to the original Agreement and Plan of Merger and authorized senior management of Pacific Ethanol to settle the terms of the proposed amendment and enter into an amendment that eliminated the $10.00 Closing Condition.

During the next several days several proposed amendments to the original Agreement and Plan of Merger were prepared and negotiated by the parties.

At a special meeting of the Pacific Ethanol Board held on March 31, 2015, the Pacific Ethanol Board approved the proposed amendment in its final form.

At a special meeting of the Aventine Board held on March 31, 2015, Duff & Phelps presented its analysis and subsequently delivered to the Aventine Board a fairness opinion that, as of that date and based upon the factors and assumptions set forth in the Duff & Phelps fairness opinion, the exchange ratio, as set forth in the merger agreement, was fair from a financial point of view to the Aventine stockholders electing to receive Pacific Ethanol common stock. After discussion among the directors and with Duff & Phelps and senior management regarding the proposed amended transaction, the Aventine Board unanimously approved the merger agreement amendment.

On March 31, 2015, Pacific Ethanol, Merger Sub and Aventine entered into Amendment No. 1 to Agreement and Plan of Merger. The original Agreement and Plan of Merger was amended to:

•	specify that Pacific Ethanol’s stockholders’ meeting would occur as promptly as practicable after the declaration of effectiveness of this registration statement, rather than within 45 days after the declaration of effectiveness of this registration statement;

•	remove the requirement that the VWAP per share (as defined in the merger agreement) of Pacific Ethanol’s common stock, as reported on NASDAQ for the 20 trading days immediately preceding the closing, equals or exceeds $10.00;

•	provide that Pacific Ethanol will identify individuals to be party to employment agreements and provide such individuals the principal terms of employment, in each case, as promptly as practicable following the date hereof but no later than on or prior to May 1, 2015, rather than 30 days after the execution of the original Agreement and Plan of Merger; and

•	specify that the condition in Section 7.2(k) of the merger agreement shall be deemed to have been satisfied without any further action if Pacific Ethanol has not provided notice to Aventine within 20 days after receipt of the current and valid Phase I environmental site assessment for Aventine’s facility in Pekin, Illinois, that the cost of remediation of Aventine’s facility in Pekin, Illinois would in the reasonable determination of Pacific Ethanol be expected to exceed $3,300,000 in the aggregate.

Recommendation of the Pacific Ethanol Board and its Reasons for the Merger

At a special meeting of the Pacific Ethanol Board held on December 29, 2014, the Pacific Ethanol Board unanimously:

•	determined that the merger is advisable, fair to and in the best interests of Pacific Ethanol and its stockholders;

•	approved the merger agreement;

•	directed that approval of (i) the issuance of Pacific Ethanol common stock and non-voting common stock pursuant to the merger agreement, (ii) the amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock, and (iii) the holders of Pacific Ethanol Series B Preferred Stock that the merger will not be treated as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations, be submitted for consideration by the Pacific Ethanol stockholders at a special meeting of the Pacific Ethanol stockholders;

•	resolved to recommend that the Pacific Ethanol stockholders vote “FOR” approval of the above proposals and a proposal to adjourn the special meeting if necessary to permit the solicitation of additional proxies; and

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•	authorized Pacific Ethanol management to finalize, execute and deliver the merger agreement and to take all other actions with respect to the merger transaction.

In reaching its decision, the Pacific Ethanol Board consulted with Pacific Ethanol’s senior management and outside legal counsel, and considered the short-term and long-term interests of Pacific Ethanol and its stockholders.

The Pacific Ethanol Board, with the advice and assistance of its legal advisors, negotiated, evaluated, and, at a meeting held on March 31, 2015, unanimously approved, at a special meeting of the Pacific Ethanol Board, the amendment to the merger agreement.

Strategic Rationale

The Pacific Ethanol Board’s decision to approve the merger and the merger agreement and to recommend to Pacific Ethanol’s stockholders that they vote for the adoption of the merger agreement was based on a number of factors. The following are all of the material factors considered by the Pacific Ethanol Board (which were thoroughly discussed by the Pacific Ethanol Board with its outside advisors and members of Pacific Ethanol senior management):

•	the complementary nature of the business of the two companies, which management believes should provide the combined company with the ability to access new customers and the additional ability to access to new markets;

•	management’s expectations that the combined company, with a larger number of assets and production capabilities, will be able to increase the mix of co-products and add high-value products to regional and international markets, broadening the capabilities that the combined company can offer to its customers;

•	management’s expectations that the combined company will have greater cash flow and liquidity, enabling new investment in plant assets, pursuit of strategic initiatives, and improved financing arrangements;

•	management’s expectations that the combined company will benefit from a more diverse geographical footprint, thereby mitigating exposure to regional logistical constraints and price volatility in any one grain market, providing greater access to regional ethanol pricing premiums, creating new hedging opportunities, and allowing for more efficient marketing and distribution of its products than on a stand-alone basis;

•	the financial and other terms of the merger agreement, including the fixed exchange ratio, which the Strategic Transaction Committee and the Pacific Ethanol Board believed was consistent with market practice for transactions of this type, the expected tax treatment and deal protection provisions, including the ability of the Aventine Board, under certain circumstances, to withdraw or modify its recommendations to Aventine’s stockholders, and to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (subject to payment of a termination fee), each of which it reviewed with its outside legal advisors;

•	the fact that management believes that the implied value of Aventine’s ethanol production facilities in the merger is attractive when compared to recent comparable transactions in the ethanol industry and to the implied market value of Pacific Ethanol’s ethanol production facilities;

•	the financial presentation of Craig-Hallum and its opinion dated December 29, 2014 to the Pacific Ethanol Board as to the fairness, from a financial point of view and as of that date, of the exchange ratio in the transaction to Pacific Ethanol, as more fully described below under “—Opinion of Craig-Hallum Capital group LLC” beginning on page 179 and in the written opinion of Craig-Hallum attached as Annex D to this joint proxy statement/prospectus;

•	management’s belief that the combined company will benefit from expected cost synergies through the combination of the corporate management, commodities marketing and administrative support functions; and

•	management’s belief that the merger will assist Pacific Ethanol in achieving its growth objectives and profitability targets.

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Uncertainties, Risks and Other Potentially Negative Factors

In addition to the above factors, the Pacific Ethanol Board also identified and considered a number of uncertainties, risks and other potentially negative factors in its consideration of the merger and the merger agreement, including the following (which comprise all material uncertainties, risks and other potentially negative factors considered by the Pacific Ethanol Board):

•	the historical poor financial performance of Aventine which could continue after the completion of the merger, which was balanced by the fact that there have been significant changes in the operations in the recent past that should lead to improved financial performance in the future;

•	the potential risks relating to the environmental conditions at Aventine’s plants, which could expose the combined company to substantial costs of remediation;

•	the potential risks and contingencies relating to litigation to which Aventine is party, including the Aurora Coop Litigation and litigation involving Aventine’s easement rights relating to the use of the Exterior Rail Loop surrounding the Aurora West Facility and Aventine’s alleged breach of a Grain Supply Agreement with the Aurora Coop, which could expose the combined company to substantial costs associated with defending the various litigation matters, the potential loss of the Aurora West Facility for nominal consideration or the possible impairment of the Aurora West Facility due to operational constraints that could result from the litigation;

•	the challenges and costs of combining the two businesses and the risks of completing the integration, which could harm the combined company’s operating results and preclude the realization of anticipated synergies or benefits from the merger;

•	the potential for diversion of management and employee attention from other strategic priorities and for increased employee attrition both before and after the closing of the merger agreement, and the potential adverse effect on the business and relations of Pacific Ethanol with customers and suppliers;

•	the dilution to current Pacific Ethanol stockholders from the issuance of additional shares of Pacific Ethanol common stock in the merger, which could result in a decline in the price of Pacific Ethanol common stock;

•	the substantial amount of Aventine’s debt and the potential risk associated with the combined company’s inability to service the debt and/or restructure the debt;

•	the substantial costs associated with completing the merger, including the costs of integrating business of Pacific Ethanol and Aventine, which could have an adverse effect on the combined company’s future results of operations;

•	the potential risk that the merger would not be completed in a timely manner or at all; and

•	the potential risks listed in the “Risk Factors” section above.

The Pacific Ethanol Board weighed these positive and negative factors, realizing that future results are uncertain, including any future results considered or expected in the factors noted above. In addition, many of the nonfinancial factors considered were highly subjective. As a result, in view of the number and variety of factors they considered, the Pacific Ethanol Board did not consider it practicable and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered. Rather, the Pacific Ethanol Board made its determination based on the totality of the information it considered. Individually, each director may have given greater or lesser weight to a particular factor or consideration.

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In addition, the Pacific Ethanol Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather conducted an overall analysis of the factors described above, including discussions with Pacific Ethanol’s management team and Pacific Ethanol’s outside legal and financial advisors. Based on the totality of the information presented, the Pacific Ethanol Board determined that Pacific Ethanol should proceed with the merger and the merger agreement, and recommends that the Pacific Ethanol stockholders approve the issuance of common stock and non-voting common stock and the amendment to Pacific Ethanol’s Certificate of Incorporation.

The Pacific Ethanol Board believes that, overall, the potential benefits of the merger to Pacific Ethanol and its stockholders outweighs the risks mentioned above.

The foregoing discussion of the information and factors considered by the Pacific Ethanol Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55.

Opinion of Craig-Hallum Capital Group LLC

On December 29, 2014, at a special meeting of the Pacific Ethanol Board held to evaluate the proposed transaction, Craig-Hallum delivered to the Pacific Ethanol Board an oral opinion, confirmed by delivery of a written opinion, dated December 29, 2014, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio, as set forth in the merger agreement, was fair, from a financial point of view, to Pacific Ethanol.

The full text of the written opinion of Craig-Hallum, dated December 29, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus. The following summary of Craig-Hallum’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Craig-Hallum provided its opinion for the information and assistance of the Pacific Ethanol Board in connection with its consideration of the merger. The Craig-Hallum opinion was not intended to and does not constitute a recommendation as to how any holder of Pacific Ethanol common stock should vote or take any action with respect to the merger or any other matter.

In arriving at its opinion, Craig-Hallum, among other things:

•	reviewed a substantially final draft of the merger agreement;

•	reviewed certain business, financial and other information and data with respect to Pacific Ethanol publicly available or made available to Craig-Hallum from internal records of Pacific Ethanol;

•	reviewed certain business, financial and other information and data with respect to Aventine made available to Craig-Hallum from internal records of Aventine;

•	reviewed certain internal financial projections for Pacific Ethanol and Aventine on a stand-alone basis prepared for financial planning purposes and furnished to Craig-Hallum by management of Pacific Ethanol and Aventine, respectively, including but not limited to forecasts prepared by the management teams of Pacific Ethanol and Aventine, respectively, of future utilization of its net operating losses;

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•	conducted discussions with members of the senior management of Pacific Ethanol and Aventine with respect to the potential production capacity of the combined company, the diversification of customers, suppliers, production locations and production technologies resulting from combining the companies, and the expected ability of the combined company to compete in the marketplace given forecasted industry conditions;

•	reviewed the reported prices and trading activity of Pacific Ethanol common stock and similar information for certain other companies deemed by Craig-Hallum to be comparable to Pacific Ethanol;

•	compared the financial performance of Pacific Ethanol and Aventine with that of certain other publicly traded companies deemed by Craig-Hallum to be comparable to Pacific Ethanol and Aventine, respectively;

•	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

•	performed a discounted cash flows analysis for Pacific Ethanol and Aventine, each on a stand-alone basis;

•	performed a relative contribution analysis of Pacific Ethanol and Aventine; and

•	conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Craig-Hallum deemed necessary and appropriate in arriving at its opinion.

In conducting its review and rendering its opinion, Craig-Hallum relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information discussed with, reviewed by, provided to or otherwise made available to Craig-Hallum, and did not attempt to independently verify, and assumed no responsibility for the independent verification of, such information; relied upon the assurances of management of Pacific Ethanol and Aventine that the information provided was prepared on a reasonable basis in accordance with industry practice, and that management was not aware of any information or facts that made the information provided to Craig-Hallum incomplete or misleading; assumed that there were no material changes in assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Craig-Hallum prior to the date of its opinion; assumed that neither Pacific Ethanol nor Aventine was party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the merger; assumed with respect to financial forecasts, estimates of net operating loss tax benefits and other estimates and forward-looking information relating to Pacific Ethanol and Aventine reviewed by Craig-Hallum, that such information reflected the best available estimates and judgments of management at that time; and expressed no opinion as to any financial forecasts, net operating loss or other estimates or forward-looking information of Pacific Ethanol or Aventine or the assumptions on which they were based.

The internal management projections provided by Pacific Ethanol and Aventine to Craig-Hallum in connection with Craig-Hallum’s analysis of the merger were not prepared with a view toward public disclosure. These internal management projections were prepared by management of the respective companies and were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such internal management projections.

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Craig-Hallum was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by Craig-Hallum, nor was Craig-Hallum furnished with any evaluations or appraisals of such information and Craig-Hallum does not assume any responsibility or liability for the accuracy or completeness thereof. Craig-Hallum did not conduct a physical inspection of any of the properties or assets of Pacific Ethanol or Aventine. Craig-Hallum did not undertake an independent analysis of any pending or threatened litigation (including, but not limited to, the Aurora Coop Litigation or any other litigation to which Aventine is a party), governmental proceedings or investigations, possible unasserted claims or other liabilities (contingent or otherwise), to which any of Pacific Ethanol, Aventine or their respective affiliates is a party or may be subject. At Pacific Ethanol’s direction and with its consent, Craig-Hallum’s opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. Craig-Hallum also did not evaluate the solvency of Pacific Ethanol or Aventine under any state or federal laws.

Craig-Hallum also assumed that the final executed form of the merger agreement did not differ in any material respects from the latest draft provided to Craig-Hallum, that the representations and warranties contained in the merger agreement are true and correct, and that the merger will be consummated in accordance with the terms and conditions of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Pacific Ethanol or Aventine or the contemplated benefits of the merger. Craig-Hallum is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of Pacific Ethanol and its legal, tax and regulatory advisors with respect to such matters, including the tax consequences of the merger summarized in this joint proxy statement/prospectus.

Craig-Hallum was not requested to, and did not, (i) participate in negotiations with respect to the merger agreement, (ii) solicit any expressions of interest from any other parties with respect to any business combination with Pacific Ethanol or any other alternative transaction or (iii) advise the Pacific Ethanol Board or any other party with respect to alternatives to the merger. In addition, Craig-Hallum was not requested to and did not provide advice regarding the structure, the exchange ratio, any other aspect of the merger, or provide services other than the delivery of its opinion. Craig-Hallum expressed no opinion as to the amount, nature or fairness of consideration or compensation to be received in or as a result of the proposed merger by warrant holders, option holders, officers, directors, employees or any other class of such persons or relative to or in comparison with the exchange ratio. Craig-Hallum’s opinion did not address any other aspect or implication of the merger, the merger agreement or any other agreement or understanding entered into in connection with the merger or otherwise. Craig-Hallum was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the merger, or any solvency or fraudulent conveyance consideration relating to the merger.

Craig-Hallum’s opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to Craig-Hallum, as of the date of its opinion. Craig-Hallum did not express any opinion as to the prices or trading ranges at which Pacific Ethanol common stock will trade at any time. Furthermore, Craig-Hallum did not express any opinion as to the impact of the merger on the solvency or viability of the surviving corporation in the merger or the ability of the surviving corporation to pay its obligations when they become due.

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Craig-Hallum assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Craig-Hallum’s opinion was approved by Craig Hallum’s fairness opinion committee in accordance with established procedures.

The exchange ratio was determined through arm’s-length negotiations between Pacific Ethanol and Aventine and was approved by the Pacific Ethanol Board. Craig-Hallum did not provide advice to the Pacific Ethanol Board during these negotiations nor recommend any specific consideration to Pacific Ethanol or the Pacific Ethanol Board or suggest that any specific consideration constituted the only appropriate consideration for the merger. In addition, Craig-Hallum’s opinion and its presentation to the Pacific Ethanol Board were one of many factors taken into consideration by the Pacific Ethanol Board in deciding to approve the merger.

Summary of Financial Analyses

In accordance with customary investment banking practice, Craig-Hallum employed generally accepted valuation methods in reaching its fairness opinion. The following is a summary of the material financial analyses contained in the presentation that was made by Craig-Hallum to the Pacific Ethanol Board on December 29, 2014, and that were utilized by Craig-Hallum in connection with providing its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Craig-Hallum, nor does the order of analyses described represent the relative importance or weight given to those analyses by Craig-Hallum. Some of the summaries in the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Craig-Hallum’s financial analyses. Some of the following quantitative information, was based on market data as it existed on or before December 29, 2014, and is not necessarily indicative of current or future market conditions. All analyses conducted by Craig-Hallum were going concern analyses and Craig-Hallum expressed no opinion regarding the liquidation value of any entity.

For purposes of its stand-alone analyses performed on Pacific Ethanol, Craig-Hallum utilized Pacific Ethanol’s internal financial projections for the years ended December 31, 2014 through December 31, 2019, prepared by and furnished to Craig-Hallum by the management of Pacific Ethanol. Information regarding the net cash, number of fully-diluted shares of common stock outstanding and net operating losses for Pacific Ethanol was provided by management. For purposes of its stand-alone analyses performed on Aventine, Craig-Hallum utilized Aventine’s internal financial projections for the years ended December 31, 2014 through December 31, 2019 prepared by and furnished to Craig-Hallum by the management of Aventine. Information regarding the net debt, number of fully-diluted shares of common stock outstanding and net operating losses for Aventine was provided by management. For more information regarding these internal financial projections, see “Summary—Forward-Looking Financial Information—Pacific Ethanol Forward-Looking Financial Information.”

For purposes of its analyses, Craig-Hallum calculated a total enterprise value (sometimes referred to as TEV) of Aventine implied by the exchange ratio (for the purposes of this analysis, TEV equates to implied equity value, plus debt, less cash) of approximately $323.4 million, based on the closing price per share of Pacific Ethanol’s common stock on December 29, 2014, the number of shares of Aventine’s common stock outstanding using the treasury share method based on information provided by Aventine’s management as of December 20, 2014, the exchange ratio and Aventine’s cash and cash equivalents and total debt as of November 30, 2014 based on information provided by Aventine’s management. For purposes of its analyses, Craig-Hallum calculated a TEV of Pacific Ethanol of approximately $283.4 million, based on the closing price per share of Pacific Ethanol’s common stock on December 29, 2014, the number of shares of Pacific Ethanol’s common stock outstanding using the treasury share method based on information provided by Pacific Ethanol’s management as of December 22, 2014 and Pacific Ethanol’s cash and cash equivalents, minority equity interests, preferred stock and total debt as of November 30, 2014 based on information provided by Pacific Ethanol’s management.

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Pacific Ethanol Historical Trading Analyses

Craig-Hallum reviewed the share price trading history of Pacific Ethanol common stock (which trades on The NASDAQ Capital Market under the symbol “PEIX”) and Aventine common stock (which trades on the OTCBB under the symbol “AVRW”) for the one-year period ended December 29, 2014 on a stand-alone basis and also in relation to the S&P 500 Index and an equal-weight composite index comprised of the public companies listed below deemed by Craig-Hallum in its professional judgment to be comparable to Pacific Ethanol and Aventine:

•	Green Plains Inc.;

•	REX American Resources Corporation; and

•	Aemetis, Inc.

This analysis showed that during the one-year period ended December 29, 2014, the trading price of the shares of Pacific Ethanol rose 110.7%, the S&P 500 Index rose 13.6%, the comparable public companies index rose 74.4%. Craig-Hallum also noted that shares of Aventine were thinly traded relative to Pacific Ethanol’s common stock and the common stock of most publicly traded companies.

Comparable Public Company Analysis

Craig-Hallum reviewed and compared certain financial information for Pacific Ethanol and Aventine to corresponding financial information, ratios and public market multiples for the following publicly traded companies, which, in the exercise of its professional judgment, Craig-Hallum determined to be relevant to its analysis. In selecting comparable public companies, Craig-Hallum focused on businesses in the ethanol production industry and did not include companies that primarily traded on an over-the-counter market or that were companies in the Fortune 500 with diversified operations. Craig-Hallum’s comparable public companies analysis did not exclude any companies that satisfied the foregoing criteria. The selected companies were as follows:

•	Green Plains Inc.;

•	REX American Resources Corporation; and

•	Aemetis, Inc.

Craig-Hallum obtained financial metrics and projections for the selected companies from documents filed by such companies with the Securities and Exchange Commission and S&P Capital IQ (sometimes referred to as Capital IQ). In its analysis, Craig-Hallum derived and compared multiples for Aventine and the selected companies, calculated as follows:

•	the TEV as a multiple of Adjusted EBIT for 2014, which is referred to below as “TEV/2014E Adjusted EBIT”;

•	the TEV as a multiple of Adjusted EBITDA for 2014, which is referred to below as “TEV/2014E Adjusted EBITDA”;

•	the TEV as a multiple of estimated Adjusted EBIT for 2015, which is referred to below as “TEV/2015E Adjusted EBIT”; and

•	the TEV as a multiple of estimated Adjusted EBITDA for 2015, which is referred to below as “TEV/2015E Adjusted EBITDA”.

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Adjusted EBIT refers to earnings before interest, taxes and one-time expenses deemed non-recurring in nature. Adjusted EBITDA refers to earnings before interest, taxes, depreciation, amortization, stock-based compensation and one-time expenses deemed non-recurring in nature. Applying its professional judgment, Craig-Hallum selected the representative ranges of the 25th percentile to the 75th percentile for each metric. Craig-Hallum then compared Pacific Ethanol’s TEV and Aventine’s TEV implied by the exchange ratio to each company’s projected Adjusted EBIT for 2014, Adjusted EBITDA for 2014, Adjusted EBIT for 2015 and Adjusted EBITDA for 2015. A summary of this comparison is shown in the table below.

This analysis indicated the following:

	TEV/2014E Adjusted EBIT	TEV/2014E Adjusted EBITDA(1)	TEV/2015E Adjusted EBIT	TEV/2015E Adjusted EBITDA(1)
25th Percentile	3.1x	2.8x	3.3x	2.9x
Median	3.6x	3.3x	3.4x	3.1x
75th Percentile	3.9x	3.4x	3.9x	3.4x
Pacific Ethanol	3.0x	2.6x	2.7x	2.3x
Aventine(2)	5.7x	4.3x	2.2x	2.0x

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(1)	Consensus EBITDA estimates for one of the selected companies was not available. To calculate projected EBITDA for this selected company, Craig-Hallum annualized the company’s depreciation and amortization for the nine month period included in the company’s most recent publicly reported financial results and added it to consensus EBIT for 2014. For 2015, Craig-Hallum annualized the company’s depreciation and amortization for the quarter for which the company most recently reported its financial results and applied this figure to 2015 consensus EBIT estimates.
(2)	Based on Aventine’s TEV implied by the exchange ratio.

Although Craig-Hallum selected the companies reviewed in the analysis because, among other things, their businesses are reasonably similar to that of Pacific Ethanol, no selected company is identical to Pacific Ethanol or Aventine. Accordingly, Craig-Hallum’s comparison of selected companies to Pacific Ethanol and Aventine and analysis of the results of such comparisons was not purely quantitative, but instead necessarily involved qualitative considerations and professional judgments concerning differences in financial and operating characteristics and other factors that could affect the relative value of Pacific Ethanol and Aventine.

Precedent Transaction Analysis

Craig-Hallum performed a selected precedent transactions analysis, which is designed to imply a value for a company based on publicly available financial terms of the selected transactions that share some characteristics with the merger. Craig-Hallum reviewed precedent transactions that, in the exercise of its professional judgment, Craig-Hallum selected as relevant to its analysis and that met the following criteria:

•	transactions where the target company operated completed facilities in the ethanol production industry in the United States;

•	transactions closed since January 1, 2011 in which the implied TEV of the target, the financial terms of the transaction and the gallons of the target’s ethanol production capacity were publicly disclosed; and

•	the acquisition was not of a minority interest.

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In its analysis, Craig-Hallum reviewed the following precedent transactions as of the date of announcement. Craig-Hallum did not exclude from its precedent transactions analysis any transaction that satisfied the foregoing criteria.

Acquirer	Target	Date Announced
Guardian Hankinson	Hankinson Renewable Energy	December 2013
Green Plains	Buffalo Lake Energy and Pioneer Trail Energy	November 2013
Granite Falls Energy	Heron Lake BioEnergy	August 2013
Global Partners	Cascade Kelly	January 2013
Flint Hills Resources	ABE Fairmont	October 2012
Aemetis Advanced Fuels Keyes	Cilion	July 2012
The Andersons	The Andersons Denison Ethanol	February 2012
Great River Energy	Blue Flint Ethanol	January 2012
REX American Resources	NuGen Energy	November 2011
Green Plains	Otter Tail Ag Enterprises	January 2011

For each precedent transaction indicated above, using SEC filings and Capital IQ, Craig-Hallum calculated multiples of implied TEV using the target company’s TEV implied by the transaction value and the target company’s ethanol plant annual production capacity at the announcement date (measured in millions of gallons) (sometimes referred to as MMGY Capacity). Applying its professional judgment, Craig-Hallum selected the representative ranges of the 25th percentile to the 75th percentile for the target company’s implied TEV/MMGY Capacity. Craig-Hallum then compared Aventine’s TEV implied by the exchange ratio to Aventine’s MMGY Capacity as of December 29, 2014 as provided by Aventine’s management. A summary of this comparison is shown in the table below.

	Implied TEV ($ in millions)	MMGY Capacity	Implied TEV/ MMGY Capacity
75th Percentile	$109	110	$1.39
Median	$84	80	$1.10
25th Percentile	$64	55	$0.88
Aventine(1)	$323	312	$1.04

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(1)	Based on Aventine’s TEV implied by the exchange ratio.

No target company or transaction utilized in the selected precedent transactions analysis is identical to Aventine or the merger. In evaluating the precedent transactions, Craig-Hallum made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Aventine, such as the impact of competition on the business of Aventine or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Aventine or the industry or in the financial markets in general.

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Discounted Cash Flow Analysis – Pacific Ethanol Stand-Alone

Craig-Hallum conducted an illustrative discounted cash flow analysis for Pacific Ethanol on a stand-alone basis, which is designed to estimate the implied value of a company by calculating the present value of the estimated future unlevered free cash flows of the company. Craig-Hallum calculated a range of implied equity values of Pacific Ethanol based on forecasts for calendar years 2015 through 2019 provided by management of Pacific Ethanol. Craig-Hallum first calculated unlevered free cash flows (calculated as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, and less capital expenditures) of Pacific Ethanol for calendar years 2015 through 2019, using an assumed tax rate of 37.5%. Craig-Hallum then calculated present value of Pacific Ethanol’s estimated future unlevered free cash flows after 2019 based on an assumed growth rate of unlevered free cash flows for all years after 2019. The terminal perpetuity growth rates ranged from 2.0% to 3.0% and were selected based on Craig-Hallum’s professional judgment. In addition, Craig-Hallum added Pacific Ethanol’s net operating loss carryforwards expected to be utilized by Pacific Ethanol’s management to reduce future federal and state taxes, in each case based on internal estimates of Pacific Ethanol’s management. These unlevered free cash flows and net operating loss carryforwards were then discounted to present values as of December 31, 2014 using a range of discount rates of 13.0% to 17.0% (which range was selected based on Craig-Hallum’s professional judgment and derived from an analysis of the estimated weighted average cost of capital using Pacific Ethanol and the comparable company data) to calculate a range of implied total enterprise values for Pacific Ethanol. From this analysis, Craig-Hallum derived a 25th percentile value of $469.7 million and a 75th percentile value of $574.2 million for Pacific Ethanol from the discounted cash flow analysis.

Discounted Cash Flow Analysis – Aventine Stand-Alone

Craig-Hallum conducted an illustrative discounted cash flow analysis for Aventine on a stand-alone basis, which is designed to estimate the implied value of a company by calculating the present value of the estimated future unlevered free cash flows of the company. Craig-Hallum calculated a range of implied equity values of Aventine based on forecasts of future unlevered free cash flows for calendar years 2015 through 2019 provided by management of Aventine. Craig-Hallum first calculated unlevered free cash flows (calculated as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, and less capital expenditures) of Aventine for calendar years 2015 through 2019, using an assumed tax rate of 37.5%. Craig-Hallum then calculated present value of Aventine’s estimated future unlevered free cash flows after 2019 based on an assumed growth rate of unlevered free cash flows for all years after 2019. The terminal perpetuity growth rates ranged from 2.0% to 3.0% and were selected based on Craig-Hallum’s professional judgment. In addition, Craig-Hallum added Aventine’s net operating loss carryforwards expected to be utilized by Aventine’s management to reduce future federal and state taxes, in each case based on internal estimates of Aventine’s management. These unlevered free cash flows and net operating loss carryforwards were then discounted to present values as of December 31, 2014 using a range of discount rates of 13.0% to 17.0% (which range was selected based on Craig-Hallum’s professional judgment and derived from an analysis of the estimated weighted average cost of capital using Pacific Ethanol and the comparable company data) to calculate a range of implied total enterprise values for Aventine. From this analysis, Craig-Hallum derived a 25th percentile value of $622.8 million and a 75th percentile value of $749.7 million for Aventine from the discounted cash flow analysis.

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Relative Contribution Analysis

Craig-Hallum performed a relative contribution analysis for Pacific Ethanol and Aventine based on the valuation methodologies described above as well as 2015 forecasted financials and capacity. In performing the relative contribution analysis, Craig-Hallum compared the range of stand-alone implied equity values for each company derived from the range of mean and median values calculated for each of the comparable public companies, selected precedent transactions, and discounted cash flow analyses. Craig-Hallum then compared these ranges to generate the implied relative contribution for each company for each analysis. Craig-Hallum then compared the implied relative contribution ranges to the exchange ratio.

	Implied Equity Value*		Implied Relative Contribution*
	Pacific Ethanol	Aventine	Pacific Ethanol	Aventine
Methodology	Range of Means/Medians (1)	Range of Means/Medians (1)	Range of Means/Medians (1)	Range of Means/Medians (1)
Comparable Public Company	$330.6 – $389.6	$195.9 – $537.5	38.1% – 66.5%	33.5% – 61.9%
Precedent Transactions	$216.6 – $219.9	$338.0 – $343.1	38.7% – 39.4%	60.6% – 61.3%
Discounted Cash Flow	$516.8 – $524.4	$680.1 – $689.3	42.8% – 43.5%	56.5% – 57.2%
Merger Exchange Ratio			46.7%	53.3%

*	Dollars in millions

__________

(1)	Based on the lowest and highest mean and median multiples from the financial multiples calculated for the comparable public company and precedent transactions analyses, and the mean and median values produced by the discount cash flow analysis for each of Pacific Ethanol and Aventine.

Miscellaneous

The foregoing summary of material financial analyses does not purport to be a complete description of the analyses or data presented by Craig-Hallum. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Craig-Hallum believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of it, without considering all of its analyses, could create an incomplete view of the processes underlying the analyses and its opinion. No single factor or analysis was determinative of Craig-Hallum’s fairness determination. Rather, Craig-Hallum considered the totality of the factors and analyses performed in arriving at its opinion. Craig-Hallum based its analyses on assumptions that it deemed reasonable, including those concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which Craig-Hallum based its analysis have been described under the description of each analysis in the foregoing summary. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Craig-Hallum are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Craig-Hallum’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which securities may trade at the present time or at any time in the future or at which businesses actually could be bought or sold.

As part of its investment banking business, Craig-Hallum and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. Craig-Hallum was selected to provide a fairness opinion to the Pacific Ethanol Board on the basis of Craig-Hallum’s experience and its familiarity with Pacific Ethanol and the industry in which it operates.

Under the terms of the engagement letter dated December 15, 2014, Pacific Ethanol has paid Craig-Hallum a fee of $275,000 for rendering its opinion whether or not the transaction is consummated. In addition, Pacific Ethanol has paid Craig-Hallum a retainer fee of $25,000 in connection with engaging Craig-Hallum and agreed to reimburse Craig-Hallum for reasonable expenses incurred in connection with the engagement and to indemnify Craig-Hallum against certain liabilities that may arise out of its engagement by Pacific Ethanol and the rendering of the opinion. In the ordinary course of business, Craig-Hallum and its affiliates may actively trade or hold the securities of Pacific Ethanol or any of its affiliates for Craig-Hallum’s account or for others and, accordingly, may at any time hold a long or short position in such securities. Craig-Hallum has, in the past two years, provided financial advisory and financing services to Pacific Ethanol, and received fees for the rendering of such services. Craig-Hallum acted as underwriter for Pacific Ethanol’s April 2014 public offering of common stock, for which Craig-Hallum received an underwriting discount of approximately $336,000.

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Craig-Hallum’s analyses were prepared solely as part of Craig-Hallum’s analysis of the fairness, from a financial point of view, to Pacific Ethanol of the exchange ratio and were provided to the Pacific Ethanol Board in that connection. The opinion of Craig-Hallum was only one of the factors taken into consideration by the Pacific Ethanol Board in making its determination to approve the merger agreement and the merger.

Recommendation of the Aventine Board and its Reasons for the Merger

The Aventine Board, with the advice and assistance of its financial and legal advisors, negotiated, evaluated, and, at a meeting held on December 30, 2014, unanimously approved, at a special meeting of the Aventine Board, the merger agreement, the merger and the other transactions contemplated thereby and authorize Aventine management to finalize, execute and deliver the merger agreement and take all other actions with respect to the merger transactions. The Aventine Board unanimously recommends that the Aventine stockholders vote “FOR” the adoption of the merger agreement. It should be noted that in connection with the merger, the Aventine Board will receive indemnification for acts or omissions occurring prior to the effective time of the merger. The merger agreement also provides that, prior to the effective time of the merger, Aventine will purchase “tail” officers’ and directors’ liability insurance policies on terms and conditions reasonably comparable to Aventine’s existing directors’ and officers’ liability insurance.

In reaching the decisions to approve the merger agreement and the transactions contemplated thereby and to recommend that the Aventine stockholders vote to adopt the merger agreement and approve the merger, the Aventine Board consulted extensively with its financial and legal advisors and Aventine’s management, and considered strategic alternatives to the proposed merger. In addition, the Aventine Board received verbal direction and guidance from its majority stockholder that it was favorably inclined to pursue a merger with Pacific Ethanol and enter into a voting agreement to support the merger agreement. After such discussions and considering such alternatives, the Aventine Board unanimously determined the proposed merger to be in the best interests of Aventine and its stockholders.

The Aventine Board, with the advice and assistance of its legal advisors, negotiated, evaluated, and, at a meeting held on March 31, 2015, unanimously approved, at a special meeting of the Aventine Board the amendment to the merger agreement.

Strategic Rationale

The Aventine Board’s decision to approve the merger and the merger agreement and to recommend to Aventine’s stockholders that they vote for the adoption of the merger agreement was based on a number of factors. The following are all of the material factors considered by the Aventine Board (which were actively debated and reviewed by the Aventine Board with its outside advisors and with executive management of Aventine):

•	management’s belief that Aventine’s stockholders are likely to benefit from the combined company’s greater cash flow generation ability, enhanced liquidity and stronger balance sheet, improving its ability to withstand cyclical downturns in the ethanol industry;

•	the combined company’s ability to pursue strategic initiatives, including potential debt refinancing and acquisition opportunities is likely to be enhanced in relation to stand-alone enterprises;

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•	management’s belief that Aventine’s stockholders are likely to benefit from the combined company’s more diverse geographical footprint, thereby mitigating exposure to regional logistical constraints and price volatility in any one grain market, providing greater access to regional ethanol pricing premiums and allowing for more efficient marketing and distribution of its products than on a stand-alone basis;

•	stockholders are likely to benefit from expected cost synergies through the combination of the corporate management, commodities marketing and administrative support functions;

•	as a result of the merger greater liquidity will be available to Aventine’s stockholders through the exchange of their current equity interests into the publicly-traded common stock of Pacific Ethanol since the common stock of Aventine is thinly traded and a very limited market exists for the trading of its common stock;

•	the merger is expected to qualify as a tax-free transaction and, as a result, provide greater value to the Aventine stockholders than a cash-based asset sale transaction that had been previously considered;

•	the merger consideration will be paid in shares of Pacific Ethanol common stock, which will provide the opportunity for Aventine stockholders to share in any synergies and participate in any future appreciation of Pacific Ethanol common stock following the consummation of the merger, whether from future earnings growth or as a result of any premium paid in connection with a future sale of the combined company;

•	prior transaction proposals inquired about a sale of a portion of Aventine’s assets and assumption of limited liabilities and the merger with Pacific Ethanol results in the transfer of all assets and liabilities, including but not limited to any potential exposure related to the Aurora Coop Litigation, which provides a payment with respect to the value of the Aventine enterprise and closing without risks associated with continuing liability retention;

•	Pacific Ethanol was able to conduct a sufficient level of diligence to enable it to agree to a transaction structure that excluded indemnification arrangements and any related escrows or holdback arrangements, which provides all merger consideration to Aventine’s stockholders at closing versus the risk of claw-back and potential reduction in overall purchase price payments;

•	the financial analyses reviewed and discussed with the Aventine Board and the written opinion from Duff & Phelps, Aventine’s financial advisor, to the Aventine Board, dated as of March 31, 2015, to the effect that, as of such date and based on and subject to the factors and assumptions, qualifications and limiting conditions set forth in that opinion, the exchange ratio payable to Aventine’s stockholders electing Pacific Ethanol common stock pursuant to the merger agreement was fair, from a financial point of view, to such stockholders of Aventine. The full text of the written opinion of Duff & Phelps is attached to this joint proxy statement/prospectus as Annex E ;

•	the fact that Duff & Phelps and Aventine’s legal advisors were involved throughout the negotiations and updated the Aventine Board directly and regularly, which provided the Aventine Board with perspectives on the negotiation in addition to those of management;

•	the fact that the merger consideration is a fixed exchange ratio of shares of Pacific Ethanol common stock, which offers the Aventine stockholders the opportunity to benefit from any increase in the trading price of Pacific Ethanol common stock between the announcement and completion of the merger;

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•	the fact that the merger agreement contains a “floor” share price as a condition to closing, which provided Aventine stockholders with a minimum dollar value threshold for the shares of Pacific Ethanol common stock they would receive at closing;

•	at the time of the signing of the amendment to the merger agreement the Aventine Board subsequently concluded that the “floor” share price as a condition to closing was dispensable, based in part (i) upon the Aventine Board’s thorough review and analysis of the new fairness opinion delivered by Duff & Phelps, and after discussions with Duff & Phelps following its presentation to the Aventine Board, from which the Aventine Board determined that based on the revised discounted cash flow analysis of Pacific Ethanol and Aventine at such time, the exchange ratio was more favorable for Aventine than when the merger agreement had been originally executed and (ii) on the benefit of preventing the potential costs and delays related to a re-solicitation that would be necessary if the parties decided to waive such condition to closing at a later time;

•	although Aventine’s significant stockholders have entered into stockholders agreements in support of the Pacific Ethanol merger, the Aventine Board retains the right to pursue unsolicited takeover proposals deemed to be superior proposals, pursuant to the terms of the merger agreement, following payment of a reasonable termination fee, which enables the Aventine stockholders to consider superior proposals to the offer provided by Pacific Ethanol; and

•	Pacific Ethanol will be required to pay Aventine, pursuant to the terms of the merger agreement, an agreed upon expense reimbursement amount if the requisite stockholder vote of Pacific Ethanol is not obtained and the merger agreement is terminated.

Risks and Potentially Negative Factors

In addition to the above factors, the Aventine Board also identified and considered a number of uncertainties, risks and other potentially negative factors in its consideration of the merger and the merger agreement, including the following (which comprise all material uncertainties, risks and potentially negative factors considered by the Aventine Board):

•	the fact that the merger may not be completed in a timely manner or at all, despite the parties’ efforts and even if the requisite approval is obtained from Aventine stockholders and Pacific Ethanol stockholders, if certain conditions related to Aventine’s litigation matters with Aurora Coop occur and/or other material conditions are not satisfied;

•	the fact that Aventine negotiated exclusively with Pacific Ethanol rather than conducting a public or private “auction” or sales process of Aventine along with the extensive negotiations of Pacific Ethanol with representatives of Candlewood prior to the engagement of the Aventine Board;

•	the risks and costs to Aventine if the merger is not completed, including the diversion of management and employee attention, potential employee attrition and the potential damaging effects on Aventine’s business and relations with customers, suppliers and vendors;

•	the transaction costs to be incurred in connection with the merger will be quite significant, which could impact results of performance;

•	the restrictions on the conduct of Aventine’s business prior to completion of the merger, which could delay or prevent Aventine from undertaking material strategic opportunities that might arise pending completion of the merger to the detriment of Aventine’s stockholders and the potential duration of the period between signing and closing; and

•	the fact that the merger consideration consists solely of stock to be delivered on a fixed exchange ratio, which could result in the Aventine stockholders being adversely affected by a decrease in the trading price of Pacific Ethanol common stock after the date of execution of the merger agreement, which is a risk due to the public reporting requirements of Pacific Ethanol. At the signing of the amendment to the merger agreement, the Aventine Board further considered the risk of not having a “floor” price for Pacific Ethanol’s common stock as a condition to closing, which provided Aventine stockholders with a minimum dollar value threshold for the shares of Pacific Ethanol common stock they would receive at closing. The Aventine Board weighed that against the potential costs and delays related to a re-solicitation that would be necessary if the parties decided to waive such condition to closing at a later time.

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The Aventine Board weighed these positive and negative factors, realizing that future results are uncertain, including any future results considered or expected in the factors noted above. In addition, many of the nonfinancial factors considered were highly subjective. As a result, in view of the number and variety of factors they considered, the Aventine Board did not consider it practicable and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered. Rather, the Aventine Board made its determination based on the totality of the information it considered. Individually, each director may have given greater or lesser weight to a particular factor or consideration.

Mr. Continenza, Mr. Horton and Mr. Hakmiller all have extensive experience in the operation, acquisition and disposition of ethanol facilities in the United States. During the course of the negotiations of the terms of the merger agreement, these members of the Aventine Board drew upon their experience with respect to public and private transactions as well as overtures made by potential acquirers to assess the Pacific Ethanol offer and critically review the analysis provided in the Duff & Phelps fairness opinion.

The fact that Duff & Phelps did not assess similar companies or transactions was not a factor in the Aventine Board’s determination to unanimously vote in favor of the merger. The Aventine Board believed that, overall, the potential benefits identified above of the merger to Aventine and its stockholders outweighed the risks considered by the Aventine Board mentioned above.

The foregoing discussion of the information and factors considered by the Aventine Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 55.

Opinion of Financial Advisor to the Aventine Board

Duff & Phelps was engaged to serve as an independent financial advisor to the Aventine Board and to provide an opinion as to the fairness, from a financial point of view, to the stockholders of Aventine electing Pacific Ethanol common stock of the exchange ratio to be received by such stockholders in the merger of Merger Sub with and into Aventine, which we refer to as the merger (without giving effect to any impact of the merger on any particular stockholder other than in its capacity as a stockholder).

Duff & Phelps delivered its written opinion to the Aventine Board on March 31, 2015 to the effect that, based upon and subject to the assumptions, qualifications and limiting conditions set forth therein, as of such date, the exchange ratio payable to Aventine’s stockholders electing Pacific Ethanol common stock in the merger was fair, from a financial point of view, to such stockholders of Aventine (without giving effect to any impact of the merger on any particular stockholder other than in its capacity as a stockholder).

The full text of the opinion of Duff & Phelps is attached as Annex E to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The full text of the written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the opinion.

The opinion of Duff & Phelps was furnished for the use and benefit of the Aventine Board in connection with its consideration of the merger and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. The opinion of Duff & Phelps also did not address the merits of the underlying business decision to enter into the merger versus any alternative strategy, transaction, or transaction structure; did not address any transaction related to the merger; was not a recommendation as to how the Aventine Board or any stockholder should vote or act with respect to any matters relating to the merger or whether to proceed with the merger or any related transaction; and did not indicate that the exchange ratio payable was the best possibly attainable under any circumstances; instead, it merely stated whether the exchange ratio payable to stockholders electing Pacific Ethanol common stock in the merger was within a range suggested by certain financial analyses described in more detail below. The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion of Duff & Phelps was based. The opinion of Duff & Phelps should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. These limitations on liability in the Duff & Phelps opinion and the material limitations on liability set forth in Aventine’s engagement letter with Duff & Phelps are consistent.

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Duff & Phelps was engaged by Aventine to advise the Aventine Board. The Aventine Board relied upon the opinion as one of the many factors the Aventine Board considered in determining to recommend that the Aventine stockholders vote to adopt the merger agreement and approve the merger. The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion was based and Duff & Phelps believes that Aventine stockholders should rely only on the recommendation of the Aventine Board when making a decision to vote to adopt the merger agreement and approve the merger. As specified in the engagement letter between Duff & Phelps and Aventine relating to the delivery of Duff & Phelps’ opinion, Duff & Phelps was engaged solely by Aventine to serve as financial advisor to the Aventine Board and the use of Duff & Phelps’ opinion was restricted solely to the Aventine Board. In accordance with such engagement letter, Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Under such circumstances, Duff & Phelps believes that its engagement letter with Aventine does not create any contractual relationship with Aventine’s stockholders. Duff & Phelps would likely assert the “no privity” and “no third party reliance” defenses, in addition to any other defenses which may be available, to stockholder claims that might be brought against it under applicable state law. The availability of such defenses to Duff & Phelps and the question of whether such defenses are available under these circumstances would be resolved by a court of competent jurisdiction. In any event, the resolution of whether such defense is available to Duff & Phelps would have no effect on (i) the rights and responsibilities of Aventine’s Board under applicable state law or (ii) the rights and responsibilities of either Duff & Phelps or the Aventine Board under federal securities law.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below.

In performing its analyses and rendering its opinion with respect to the merger, Duff & Phelps:

•	reviewed the following documents:

o	Aventine’s audited financial statements for the years ended December 31, 2010 through December 31, 2013;
o	audited financial information for Aventine for the year ended December 31, 2014, which Aventine’s management identified as being the most current financial statements available;
o	Pacific Ethanol’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission for the years ended December 31, 2010 through December 31, 2014;
o	other internal documents relating to the history, current operations, and probable future outlook of Aventine, including financial projections of Aventine and financial projections of Pacific Ethanol provided to Aventine by Pacific Ethanol and used by Aventine in its own evaluation of Pacific Ethanol, all provided to Duff & Phelps by management of Aventine;
o	a letter dated March 31, 2015 from the management of Aventine which made certain representations as to historical financial statements, financial projections for Aventine and Pacific Ethanol and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for Aventine and Pacific Ethanol on a post-transaction basis; and
o	financial terms and conditions of the Agreement and Plan of Merger, by and among Aventine, Pacific Ethanol and Merger Sub, dated December 30, 2014, and Amendment No. 1 to the Agreement and Plan of Merger, by and among Aventine, Pacific Ethanol and Merger Sub, dated March 31, 2015;

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•	discussed the information referred to above and the background and other elements of the merger with the management of Aventine;

•	reviewed the historical trading price and trading volume of Pacific Ethanol’s common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

•	In performing its analyses and rendering its opinion with respect to the merger, Duff & Phelps, with Aventine’s consent:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Aventine management, and did not independently verify such information;

•	relied upon the fact that the Aventine Board and Aventine have been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken;

•	assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•	assumed that information supplied and representations made by Aventine management were true and correct in all material respects regarding Aventine, Pacific Ethanol and the merger;

•	assumed that the representations and warranties made in the merger agreement were true and correct in all material respects;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conformed in all material respects to the drafts reviewed;

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•	assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Aventine since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there was no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•	assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the terms of the merger agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Aventine or the contemplated benefits expected to be derived in the merger.

To the extent that any of the foregoing assumptions or any of the facts on which its opinion was based prove to be untrue in any material respect, the opinion of Duff & Phelps cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger.

The opinion of Duff & Phelps was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date of its opinion, and Duff & Phelps disclaimed any undertaking or obligation to update, revise, or reaffirm its opinion or advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date of its opinion.

Duff & Phelps did not evaluate Aventine’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger, the assets, businesses or operations of Aventine, or any alternatives to the merger, (ii) negotiate the terms of the merger, and therefore, Duff & Phelps assumed that such terms are the most beneficial terms, from Aventine’s perspective, that could, under the circumstances, be negotiated among the parties to the merger agreement and the merger, or (iii) advise the Aventine Board or any other party with respect to alternatives to the merger.

Duff & Phelps did not express any opinion as to the market price or value of the Pacific Ethanol non-voting common stock that may be issuable in the merger, the Pacific Ethanol common stock or Aventine common stock (or anything else) after the announcement or the consummation of the merger. The opinion of Duff & Phelps should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Aventine's credit worthiness, as tax advice or as accounting advice. Duff & Phelps has not made, and assumed no responsibility to make, any representation, or render any opinion, as to any legal or tax matter. The issuance of its opinion was approved by Duff & Phelps’ opinion review committee, and Duff & Phelps has consented to the inclusion of its opinion in this proxy statement.

In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of Aventine's officers, directors, or employees, or any class of such persons, relative to the exchange ratio payable to the stockholders of Aventine electing Pacific Ethanol common stock in the merger, or with respect to the fairness of any such compensation.

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Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with providing its opinion to the Aventine Board. This summary is qualified in its entirety by reference to the full text of the written opinion, attached to this proxy statement as Annex E. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Aventine Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither the fairness opinion nor Duff & Phelps’ underlying analysis is readily susceptible to partial analysis or a summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that the totality of its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

Selected M&A Transactions Analysis

The relevant transaction identified and analyzed in Duff & Phelps’ M&A transaction analysis included precedent merger and acquisition transactions in the ethanol industry, however the relevant transactions identified did not have sufficient publicly-available data to provide a basis for valuation.

Selected Public Companies Analysis

The relevant companies identified an analyzed in Duff & Phelps’ selected public companies analysis were determined by Duff & Phelps not to be sufficiently comparable to Aventine to provide a basis for valuation.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the estimated future free cash flows of Aventine for the nine months ending December 31, 2015 and the fiscal years ending December 31, 2016 through December 31, 2019 based on the management projections provided by Aventine. Duff & Phelps also performed a discounted cash flow analysis of the estimated future free cash flows of Pacific Ethanol for the nine months ending December 31, 2015 and the fiscal years ending December 31, 2016 through December 31, 2019 based on the management projections provided by Aventine. The discounted cash flow analyses were used to determine the net present value of estimated future free cash flows of Aventine and Pacific Ethanol utilizing appropriate costs of capital for the discount rates, which reflect the relative risk associated with the companies’ respective cash flows as well as the rates of return that security holders of Aventine and Pacific Ethanol could expect to realize on alternative investment opportunities with similar risk profiles. Duff & Phelps utilized and relied upon projections from Aventine’s management and assumptions provided by Aventine’s management for purposes of its discounted cash flow analysis.

In its discounted cash flow analysis of Aventine, Duff & Phelps used discount rates ranging from 10.5% to 11.5%, reflecting Duff & Phelps' estimate of Aventine's cost of capital, to discount the projected free cash flows and terminal value. Duff & Phelps estimated Aventine's terminal value in 2019 using a terminal growth rate of 0.0%. Based on these assumptions, this analysis indicated a per share reference range of Aventine common stock of $8.04 to $9.45.

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In its discounted cash flow analysis of Pacific Ethanol, Duff & Phelps used discount rates ranging from 10.5% to 11.5%, reflecting Duff & Phelps' estimate of Pacific Ethanol's cost of capital, to discount the projected free cash flows and terminal value. Duff & Phelps estimated Pacific Ethanol's terminal value in 2019 using a terminal growth rate of 3.0%. Based on these assumptions, this analysis indicated a per share reference range of Pacific Ethanol common stock of $6.62 to $7.77.

Based on the per share reference range of Aventine and Pacific Ethanol indicated by the discounted cash flow analysis, Duff & Phelps calculated the following implied exchange ratio range:

Implied Per Share Exchange Ratio Reference Range	Merger Exchange Ratio
1.03 – 1.43	1.25

Duff & Phelps noted that the merger exchange ratio of 1.25 shares of Pacific Ethanol common stock per each share of Aventine common stock was within in the implied per share exchange ratio reference range of 1.03-1.43 shares of Pacific Ethanol common stock per each share of Aventine common stock.

Duff & Phelps also performed a trading analysis of Pacific Ethanol based on the closing price of Pacific Ethanol on March 27, 2015 and the volume weighted average price of Pacific Ethanol common stock for the 30 day, 60 day and 90 day periods preceding March 27, 2015. This analysis indicated a per share reference range of Pacific Ethanol common stock of $10.34 to $9.68. Applied to the per share reference ranges of Aventine indicated by the discounted cash flow analysis set forth above, the Pacific Ethanol trading analysis implied the following exchange ratio reference range:

Implied Per Share Exchange Ratio Reference Range	Merger Exchange Ratio
0.80 – 0.98	1.25

Duff & Phelps noted that the merger exchange ratio of 1.25 shares of Pacific Ethanol common stock per each share of Aventine common stock was greater than the implied per share exchange ratio reference range of 0.80-0.98 shares of Pacific Ethanol common stock per each share of Aventine common stock.

Miscellaneous

The Aventine Board selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation and corporate finance services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and Employee Retirement Income Security Act advisory services, legal business solutions and dispute consulting.

Fees and Expenses

The amount of the fees for Duff & Phelps’ services in connection with the rendering of its opinion to the Aventine Board were payable as follows: $350,000 in cash that was previously paid; $50,000 in cash upon Duff & Phelps’ engagement to render its opinion; and $50,000 in cash upon Duff & Phelps informing the Aventine Board that it was prepared to deliver its opinion. No portion of Duff & Phelps’ fee is contingent upon the conclusion expressed in its opinion. Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of its opinion. Aventine has also agreed to reimburse Duff & Phelps for certain of its out-of-pocket expenses and to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

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The terms of the fee arrangements with Duff & Phelps, which Aventine believes are customary in transactions of this nature, were negotiated at arm’s length, and the Aventine Board is aware of these fee arrangements.

Other than this engagement, during the two years preceding the date of its opinion, Duff & Phelps has not had any material relationship with any party to the merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Accounting Treatment

The acquisition of Aventine common stock by Pacific Ethanol in the merger will be accounted for in accordance with the acquisition method of accounting and the regulations of the Securities and Exchange Commission. This means that the assets and liabilities of Aventine will be recorded, as of the completion of the merger, at their fair values and consolidated with those of Pacific Ethanol. This will result in recording an amount for goodwill, which represents the excess of the purchase price over the fair value of the identifiable net assets of Aventine. Financial statements of Pacific Ethanol issued after the merger will reflect only the operations of Aventine’s business after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Aventine.

All unaudited pro forma combined condensed financial information contained in this joint proxy statement/prospectus was prepared using the acquisition method of accounting for business combinations. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of the assets and liabilities of Aventine’s business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Aventine’s business as compared to the unaudited pro forma combined condensed financial information included in this joint proxy statement/prospectus will have the effect of increasing the amount of recorded goodwill. An increase or decrease in the share price of Pacific Ethanol would have the effect of increasing or decreasing goodwill, as the case may be. The goodwill amount will not be affected by a change in the Aventine share price.

Material United States Federal Income Tax Consequences of the Merger

The following discussion, subject to the limitations and qualifications described herein, and to the extent this discussion constitutes a summary of United States federal income tax laws or legal conclusions with respect thereto, constitutes the opinion of Troutman Sanders LLP and Akin Gump Strauss Hauer & Feld LLP as to the material United States federal income tax consequences of the merger applicable to United States holders (as defined below) of Aventine common stock. Pacific Ethanol and Aventine intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code for United States federal income tax purposes. At or prior to the effective time and as a closing condition to the merger, Pacific Ethanol will have received a written opinion from Troutman Sanders LLC, and Aventine will have received a written opinion from Akin Gump Strauss Hauer & Feld LLP, both to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code for United States federal income tax purposes.

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The tax opinions of Troutman Sanders LLP and Akin Gump Strauss Hauer & Feld LLP are based, in part, on representations, in form and substance reasonably acceptable to Troutman Sanders LLP and Akin Gump Strauss Hauer & Feld LLP, made by Pacific Ethanol and Aventine with respect to factual matters related to the requirements of the tax law relevant to rendering the preceding opinions, and on customary factual assumptions set forth in their opinions attached as Exhibits 8.1 and 8.2, respectively, to the registration statement of which this joint proxy statement/prospectus forms a part, all of which must be consistent with the state of facts existing as of the effective time of the merger. If any of the factual representations or assumptions on which the opinions described above are based, are inaccurate as of the effective time of the merger, the tax consequences to United States holders of Aventine common stock could differ materially from those described below. Although the merger agreement allows Pacific Ethanol and Aventine to waive the opinion requirements as a condition to closing, neither Pacific Ethanol nor Aventine intends to do so. If either Pacific Ethanol or Aventine does waive these conditions, you will be informed of this decision prior to being asked to vote on the transaction.

The above-described opinions of counsel represent the best legal judgment of counsel to Pacific Ethanol and counsel to Aventine. These opinions and the discussion set forth herein are not binding on the Internal Revenue Service (sometimes referred to as the IRS) or any court. No ruling will be sought from the IRS with respect to the tax consequences of the transaction and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following discussion is based upon the Code, United States Treasury regulations, judicial authorities, published positions of the IRS, and other applicable authorities, all as currently in effect on the date of this joint proxy statement/prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to holders that hold their shares of Aventine common stock as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular Aventine stockholder or to Aventine stockholders that are subject to special treatment under United States federal income tax laws including, but not limited to, non-U.S. persons or entities, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, partnerships or other pass-through entities, broker-dealers, traders in securities who elect the mark to market method of accounting for their securities, Aventine stockholders that hold their shares of Aventine common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction, Aventine stockholders who acquired their shares of Aventine common stock pursuant to the exercise of employee stock options or otherwise in connection with the performance of services, United States expatriates, Aventine stockholders who have a functional currency other than the United States dollar, Aventine stockholders liable for the alternative minimum tax and Aventine stockholders who exercise appraisal rights. This discussion also does not address the tax consequences to Aventine, or to Aventine stockholders that own 5% or more of Aventine common stock or that are affiliates of Aventine. In addition, this discussion does not address other United States federal taxes (such as gift or estate taxes or alternative minimum taxes), the tax consequences of the transaction under state, local or foreign tax laws, certain tax reporting requirements that may be applicable with respect to the transaction or the Medicare tax on “net investment income.”

For purposes of this discussion, the term “United States holder” means a beneficial owner of Aventine common stock that is (i) a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source and (iv) a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (A) a United States court can exercise primary supervision over the trust’s administration and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

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If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is an Aventine stockholder, the United States federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Aventine common stock should consult its tax advisors with respect to the tax consequences of the transaction.

Aventine stockholders are urged to consult their tax advisors as to the particular United States federal income tax consequences of the transaction to them, as well as any tax consequences arising under any state, local and non-United States tax laws or any other United States federal tax laws.

Based on and subject to the foregoing, assuming that, for United States federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, the following material United States federal income tax consequences will result from the transaction:

Consequences to Pacific Ethanol and Aventine

Each of Pacific Ethanol and Aventine will be a party to the merger within the meaning of Section 368(b) of the Code, and neither Pacific Ethanol nor Aventine will recognize any gain or loss as a result of the merger.

Consequences to Aventine Stockholders

Exchange of Aventine Common Stock for Pacific Ethanol Common Stock. United States holders of Aventine common stock that exchange all of their Aventine common stock for Pacific Ethanol common stock or non-voting common stock will not recognize income, gain or loss for United States federal income tax purposes, except, as discussed below, with respect to cash received in lieu of fractional shares of Pacific Ethanol common stock or non-voting common stock, and except to the extent that any payment by Aventine of transfer taxes is treated as taxable consideration received by United States holders of Aventine common stock.

Cash Received in Lieu of Fractional Shares and Payment of Transfer Taxes. A United States holder that receives cash in lieu of a fractional share of Pacific Ethanol common stock or non-voting common stock in the merger generally will be treated as if the fractional share of Pacific Ethanol common stock or non-voting common stock had been distributed to them as part of the merger, and then redeemed by Pacific Ethanol in exchange for the cash actually distributed in lieu of the fractional share, with the redemption generally qualifying as an “exchange” under Section 302 of the Code. Consequently, those holders generally will recognize capital gain or loss with respect to the cash payments they receive in lieu of fractional shares measured by the difference between the amount of cash received and the tax basis allocated to the fractional shares, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period of such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Pacific Ethanol and Aventine do not believe that any significant transfer taxes will be payable as a consequence of the merger. As a result, United States holders of Aventine common stock should not recognize any material amount of taxable consideration in the merger.

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Tax Basis in, and Holding Period for, Pacific Ethanol Common Stock and Non-Voting Common Stock. A United States holder’s aggregate tax basis in the Pacific Ethanol common stock or non-voting common stock received in the merger will be equal to such stockholder’s aggregate tax basis in the Aventine common stock surrendered in the merger, reduced by any amount allocable to a fractional share of Pacific Ethanol common stock or non-voting common stock for which cash is received. The holding period of Pacific Ethanol common stock or non-voting common stock received by a United States holder in the merger will include the holding period of the Aventine common stock exchanged in the merger if the Aventine common stock exchanged is held as a capital asset at the time of the merger. If a United States holder acquired different blocks of Aventine common stock at different times or at different prices, the Pacific Ethanol common stock or non-voting common stock such holder receives will be allocated pro rata to each block of Aventine common stock, and the basis and holding period of each block of Pacific Ethanol common stock or non-voting common stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Aventine common stock exchanged for such block of Pacific Ethanol common stock or non-voting common stock.

Backup Withholding and Reporting Requirements

United States holders of Aventine common stock, other than certain exempt recipients, may be subject to backup withholding at a rate of 28% with respect to any cash payment received in the merger in lieu of fractional shares. However, backup withholding will not apply to any United States holder that either (a) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding or (b) otherwise proves to Pacific Ethanol and its exchange agent that the United States holder is exempt from backup withholding. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the IRS.

In addition, United States holders of Aventine common stock are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of Aventine stock exchanged, the number of shares of Pacific Ethanol common stock and/or non-voting common stock received, the fair market value and tax basis of Aventine shares exchanged and the United States holder’s tax basis in the Pacific Ethanol common stock and/or non-voting common stock received.

If a United States holder of Aventine common stock that exchanges such stock for Pacific Ethanol common stock or non-voting common stock is a “significant holder” with respect to Aventine, the United States holder is required to include a statement with respect to the exchange on or with the federal income tax return of the United States holder for the year of the exchange. A United States holder of Aventine common stock will be treated as a significant holder in Aventine if the United States holder’s ownership interest in Aventine is 5% or more of Aventine’s issued and outstanding common stock or if the United States holder’s basis in the shares of Aventine stock exchanged is $1,000,000 or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the names and employer identification numbers of Aventine and Pacific Ethanol, the date of the merger, and the fair market value and tax basis of Aventine shares exchanged (determined immediately before the merger).

The tax consequences of the transaction to a particular Aventine stockholder will depend on the stockholder’s individual circumstances. Aventine stockholders are strongly encouraged to consult their tax advisors regarding the specific tax consequences of the transaction to them, including tax return reporting requirements and the applicability of federal, state, local and non-United States tax laws.

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Appraisal Rights

Pacific Ethanol stockholders are not entitled to appraisal rights in connection with the merger. See “Information About the Pacific Ethanol Annual Meeting and Vote—Appraisal Rights; Trading of Shares” beginning on page 85 for more detail.

Under Delaware law, Aventine stockholders have appraisal rights in connection with the merger. Therefore, a stockholder of Aventine may elect to be paid cash for the fair value of such stockholder’s shares as determined by the Delaware Court of Chancery and in accordance with the procedures set forth in Section 262. To the extent the drag-along is exercised pursuant to the Aventine Stockholders Agreement, the Aventine stockholders subject to the drag-along right have waived their respective appraisal rights arising out of a drag-along transaction. See “Information About the Aventine Special Meeting and Vote—Appraisal Rights” beginning on page 155 for more detail.

Regulatory Matters Relating to the Merger

General

Under the terms of the merger agreement, the merger cannot be completed until the waiting period applicable to the consummation of the merger under the HSR Act has expired or been terminated and all other specified required approvals have been obtained or any applicable waiting period thereunder has expired or been terminated.

Under the HSR Act and the rules promulgated thereunder by the FTC, the merger cannot be completed until each of Pacific Ethanol and Aventine has filed a notification and report form with the FTC and the Antitrust Division of the DOJ under the HSR Act and the applicable waiting period has expired or been terminated. Each of Pacific Ethanol and Aventine filed an initial notification and report form with the FTC and the DOJ on February 3, 2015. On February 18, 2015, the FTC granted early termination of the waiting period under the HSR Act.

At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the Antitrust Division of the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Pacific Ethanol or Aventine. At any time before or after the completion of the merger, and notwithstanding the termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Pacific Ethanol or Aventine. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Under the terms of the merger agreement, each of Pacific Ethanol and Aventine has agreed to cooperate and use its reasonable best efforts to take or cause to be taken all actions that are necessary, proper or advisable to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as practicable, including:

•	obtaining from any government entity or any other third person any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by such party or any of their subsidiaries in connection with the merger;

•	as promptly as practicable, make all necessary filings and make any other required submissions, with respect to merger and the merger agreement required under applicable law, including an securities laws and antitrust laws;

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•	making all required filings (subject to applicable law regarding the sharing of information), including giving all parties and their respective counsel reasonable opportunity to review and comment upon such filings and any amendments or supplements to the filing prior to such filing;

•	to obtain any clearances or approvals of any governmental entities required for the consummation of the merger under any antitrust law including the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade;

•	to obtain the expiration of any applicable waiting period under any antitrust law (on February 18, 2015, the FTC granted early termination of the waiting period under the HSR Act);

•	to respond to any government requests for information under any antitrust law;

•	to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the merger or any other transactions contemplated by the merger agreement under any antitrust law; and

•	to file, as promptly as practicable, all notifications required under the HSR Act and any applicable international antitrust requirements.

Neither Pacific Ethanol, nor Aventine nor any of their subsidiaries is required to (i) license, divest, dispose of or hold separate any assets or businesses of Pacific Ethanol or Aventine or any of their subsidiaries or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets or businesses of Pacific Ethanol or Aventine or any of their subsidiaries, or that would otherwise have a material adverse effect on the combined company or (ii) pay more than de minimis amounts in connection with seeking or obtaining any such consents, approvals or authorizations as are required to complete the merger under applicable antitrust laws (excluding any mandatory filing fees and reasonable and customary costs and expenses).

Pacific Ethanol and Aventine have agreed to keep the other apprised of the status of matters relating to the completion of the merger and work cooperatively in connection with obtaining all required consents, authorizations, orders or approvals of, or any exemptions by, any governmental entity. Each party shall promptly consult with the other party with respect to and provide any necessary information and assistance as the other party may reasonably request with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all notices, submissions, or filings made by such party with any governmental entity or any other information supplied by such party to, or correspondence with, a governmental entity in connection with the merger and the merger agreement. Pacific Ethanol and Aventine have agreed to promptly inform the other party and, if in writing, furnish the other party with copies of any communication from or to any governmental entity regarding the merger, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such governmental entity. If Pacific Ethanol or Aventine, or their representatives receive a request for additional information or documentary material from any governmental entity with respect to the merger, then such party shall use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party, an appropriate response in substantial compliance with such request. No party shall participate in any meeting or teleconference with any governmental entity where material issues or any matters relating to timing would likely be discussed in connection with the merger and the merger agreement unless such party consults with the other party in advance and, to the extent not prohibited by such governmental entity, gives the other party the opportunity to attend and participate thereat. In addition, without the prior written consent of Pacific Ethanol, Aventine shall not agree or commit to, or permit any of its subsidiaries to agree or commit to, any commitment to sell, divest or dispose of any businesses, assets, relationships or contractual rights of Aventine or any of its subsidiaries or purporting to limit Aventine’s, any of its subsidiaries’ or Pacific Ethanol’s freedom to action with respect to, or ability to retain, any businesses, assets, relationships or contractual rights.

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Each of Pacific Ethanol and Aventine currently intends to submit the merger proposals to its respective stockholders at a stockholders meeting as noted above in “Information About the Pacific Ethanol Annual Meeting and Vote” beginning on page 79 and “Information About the Aventine Special Meeting and Vote” beginning on page 153. It is possible that a governmental agency will not have approved the merger by the date of such stockholders meetings, which could delay or prevent completion of the merger for a significant period of time after Pacific Ethanol stockholders and Aventine stockholders have approved the proposals relating to the merger. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty surrounding the transaction. In addition, it is possible that, among other things, a governmental agency could condition its approval of the merger upon Pacific Ethanol and Aventine entering into an agreement to divest a portion of their combined businesses or assets, or could restrict the operations of the combined businesses in accordance with specified business conduct rules. See “Risk Factors” beginning on page 37. A governmental agency also could impose significant additional costs on the business of the combined company. Acceptance of any such conditions could diminish the benefits of the merger to the combined company and result in additional costs, loss of revenue or other effects. Alternatively, rejection of such conditions could result in Pacific Ethanol and Aventine litigating with a governmental entity, which could delay the merger or cause the merger to be abandoned.

No additional stockholder approval is expected to be required for any decision by Pacific Ethanol or Aventine after the stockholders meetings are held relating to any divestitures or other terms and conditions necessary to resolve any regulatory objections to the merger and, possibly, to proceed with consummation of the merger.

As more fully described in “The Merger Agreement and Related Agreements—Termination” and “—Termination Fee and Expenses” beginning on pages 225 and 226, respectively, the merger agreement may be terminated by Pacific Ethanol or Aventine if the merger is not consummated on or before the outside date (initially May 31, 2015 but subject to an automatic extension to June 30, 2015 if the financial statements of Pacific Ethanol that are required to be included in the registration statement on Form S-4 are for the year ended December 31, 2014), and the party seeking to terminate the merger agreement has not breached its obligations under the merger agreement in a manner that proximately caused the failure of the merger to be completed on or before the outside date.

Federal Securities Laws Consequences; Stock Transfer Restrictions

The shares of Pacific Ethanol common stock and non-voting common stock to be issued in connection with the merger, together with the shares of Pacific Ethanol common stock issuable upon the conversion of shares of non-voting common stock, will be freely transferable under the Securities Act and the Exchange Act, except for shares issued to any stockholder of Aventine who may be deemed to be an “affiliate” of Pacific Ethanol for purposes of Rule 144 under the Securities Act and except for shares issued to any stockholder of Aventine who is a party to the stockholders agreements with Pacific Ethanol. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under the common control with Pacific Ethanol and may include the executive officers, directors and significant stockholders of Pacific Ethanol. This joint proxy statement/prospectus does not cover resales of Pacific Ethanol common stock or non-voting common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

For a description of the stock transfer restrictions imposed upon the Aventine stockholders who are parties to the stockholders agreements with Pacific Ethanol, see “The Merger Agreement and Related Agreements—Stockholders Agreements” beginning on page 227.

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Stock Exchange Listing; Shares to be Issued in the Merger

It is a condition to the merger that the shares of Pacific Ethanol common stock issuable pursuant to the merger be approved for listing on The NASDAQ Capital Market, subject to official notice of issuance. In addition, if the merger results in a “change of control” under NASDAQ Marketplace Rule 5635(b), Pacific Ethanol will be required to submit a new original listing application with NASDAQ and comply with the NASDAQ Capital Market initial listing requirements.

Shares of Pacific Ethanol common stock will continue to be traded on The NASDAQ Capital Market under the symbol “PEIX” immediately following the completion of the merger. When the merger is completed, Aventine common stock will cease to be traded on OTCBB. Shares of Pacific Ethanol non-voting common stock will not be listed for trading on any securities exchange, including The NASDAQ Capital Market.

Based on the exchange ratio contemplated by the merger agreement and the number of shares of Aventine common stock issued and outstanding as of May 1, 2015, a total of an aggregate of approximately 17,755,300 shares of Pacific Ethanol common stock and non-voting common stock will be issued upon the closing of the merger, which will represent approximately 42% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following the merger.

After the merger, Pacific Ethanol stockholders will continue to own their existing shares of Pacific Ethanol common stock. Accordingly, Pacific Ethanol stockholders will hold the same number of shares of Pacific Ethanol common stock that they held immediately prior to the merger. However, because Pacific Ethanol will be issuing new shares of Pacific Ethanol common stock and non-voting common stock to Aventine stockholders in the merger, the stockholders of Pacific Ethanol will experience dilution as a result of the issuance of shares of Pacific Ethanol common stock and non-voting common stock in the merger and outstanding shares of Pacific Ethanol common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Pacific Ethanol common stock and non-voting common stock issued and outstanding after the merger. It is expected that Pacific Ethanol stockholders before the merger will hold approximately 58% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following completion of the merger. Thus, Pacific Ethanol stockholders before the merger will experience dilution in the amount of 42% as a result of the merger.

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ADDITIONAL INTERESTS OF CERTAIN OF AVENTINE’S
DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Leadership of the Combined Company

As of the effective time of the merger, the board of directors of the combined company will be composed of the members of the Pacific Ethanol Board (currently seven members) and two designees nominated by holders of a majority of shares of Aventine common stock and who must be independent with respect to Pacific Ethanol. A transition team comprised of senior executives from both companies is leading the integration planning process. Upon the closing of the merger, the Pacific Ethanol Board will increase the number of board seats to nine and appoint the two designees to fill the two vacancies. The new directors will serve as directors of the combined company until their resignation or until the 2016 annual meeting of the combined company. The current executive management of Pacific Ethanol will remain unchanged following the merger.

The seven current directors of Pacific Ethanol are William L. Jones, Neil M. Koehler, Michael D. Kandris, Terry L. Stone, John L. Prince, Douglas L. Kieta, and Larry D. Layne, each of whom is standing for reelection at the Pacific Ethanol annual meeting of stockholders. As of the date of this joint proxy statement/prospectus, the two designees have not been identified.

To the extent each is re-elected at the Pacific Ethanol annual meeting, following the merger, William L. Jones will continue to serve as Pacific Ethanol’s Chairman of the Board and Neil M. Koehler will continue to serve as Pacific Ethanol’s President and Chief Executive Officer.

Severance Arrangements

Each of Mark Beemer (Chief Executive Officer of Aventine) and Brian Steenhard (Chief Financial Officer of Aventine), the executive officers of Aventine, are party to employment agreements with Aventine.

Compensation upon Termination

Under each executive officer’s employment agreement, such executive officer is entitled to “compensation upon termination” provisions.

Under the termination provision, each executive officer whose employment is terminated without “cause” or by the executive officer “for good reason,” (see below for the definitions of “cause” and “good reason”) is entitled to the payments and benefits described below.

•	a lump sum severance payment equal to 12 months’ base salary

•	provided that the executive officer timely elects COBRA continuation coverage the costs of continued group life, medical, dental, and vision insurance coverage for such executive officer and his dependents under the plans and programs in which such executive officer participated immediately prior to his employment termination, or materially equivalent plans and programs maintained by Aventine in replacement thereof, for a period of 12 months following the date of termination.

“Cause” means (i) willful misconduct or gross negligence by the executive officer in the performance of his duties; (ii) an executive officer being convicted of, or pleading guilty or nolo contendere to a felony; (iii) an executive officer’s theft or embezzlement from Aventine or its affiliates; (iv) an executive officer’s failure to relocate his residence within a reasonable period of time following a written request to do so from the Aventine Board; (v) an executive officer’s willful and substantial failure to perform his duties or any other material breach by such executive officer of any material provision of his employment agreement, which is not cured (if curable) by such executive officer within 10 days following his receipt of written notice thereof.

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“Good Reason” means the occurrence of any of the following events, unless (1) such event occurs with the executive officer’s express prior written consent, (2) the event is an isolated, insubstantial or inadvertent action or failure to act which was not in bad faith and which is remedied by Aventine promptly after receipt of written notice thereof given by such executive officer, or (3) the event occurs in connection with termination of such executive officer’s employment for cause, disability or death: (i) a material reduction (10% or more) in such executive officer’s base salary, or a significant reduction in any employer-paid health insurance, life insurance or disability insurance benefit that is not generally applicable to other executives of Aventine, (ii) the assignment to the executive officer by Aventine of any duties which are, in any material respect, a diminution of such executive officer’s position, duty, title, or responsibility with Aventine; or (iii) any material breach, non-performance, or non-observance of any material provision of executive officer’s employment agreement; provided, however, that Good Reason shall not exist unless the executive officer provides written notice to Aventine, of the existence of the event or occurrence giving rise to the alleged Good Reason condition within 30 calendar days of its initial existence, and Aventine is provided a period of at least 30 calendar days from the receipt of written notice during which it may remedy the Good Reason condition.

Pursuant to his employment letter with Aventine, Christopher A. Nichols (General Counsel, Vice President, and Secretary) is entitled to six months of severance should his employment with Aventine be terminated for any reason other than (i) for gross negligence on Mr. Nichols’s behalf or (ii) Mr. Nichols resigning.

Golden Parachute Compensation

The following disclosure sets forth amounts that Aventine’s named executive officers may become entitled to pursuant to the terms of their employment arrangements. These amounts have been calculated assuming the merger was consummated on May 1, 2015, and assuming each named executive officer experiences a qualifying termination of employment as of that date (see footnotes below for a discussion of each named executed officer’s qualifying termination). All of the amounts shown in the table below would be payable by Aventine and only upon such a qualifying termination of employment. Calculations of cash severance are based on the named executive officer’s current base salary. See “Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger—Severance Arrangements” beginning on page 205.

The amounts indicated below are estimates of amounts that would be payable to the named executive officers and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a named executive officer may differ in material respects from the amounts set forth below.

Named Executive Officer	Cash ($)		Equity ($)	Pension/ NQDC ($)	Perquisites/ Benefits ($)		Tax Reimbursement ($)	Total ($)
Mark Beemer, Chief Executive Officer	$420,000	(1)	–	–	$34,000	(5)	–	$454,000
Brian Steenhard, Chief Financial Officer	250,000	(2)	–	–	34,000	(5)	–	284,000
Christopher A. Nichols, Vice President	110,000	(3)	–	–	–		–	110,000
John Valenti, Vice President	191,755	(4)	–	–	–		–	191,755

__________

(1)	Represents the lump sum severance payment payable to Mr. Beemer if he is terminated by Aventine without cause or if he resigns for good reason, as such terms are more fully described in “Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger—Severance Arrangements” beginning on page 205. Any such severance payment is subject to compliance with certain noncompetition and nonsolicitation covenants and a release of claims.
(2)	Represents the lump sum severance payment payable to Mr. Steenhard if he is terminated by Aventine without cause or if he resigns for good reason, as such terms are more fully described in “Additional Interests of Certain of Aventine’s Directors and Executive Officers in the Merger—Severance Arrangements” beginning on page 205. Any such severance payment is subject to compliance with certain noncompetition and nonsolicitation covenants and a release of claims.
(3)	Represents the lump sum severance payment payable to Mr. Nichols if he is terminated for any reason other than cause or his resignation.
(4)	Aventine at its sole discretion may award Mr. Valenti up to 12 months base salary and bonus amount in a lump sum severance payment. However, if Mr. Valenti is terminated prior to June 12, 2015, Aventine must continue to pay Mr. Valenti his base salary through such date. Any such severance payment is subject to compliance with certain noncompetition and nonsolicitation covenants and a release of claims.
(5)	Represents the value of continued group life, medical, dental and vision insurance coverage for such executive officer and his dependents under the plans and programs in which such executive officer participated immediately prior to his employment termination, or materially equivalent plans and programs maintained by Aventine in replacement thereof, for a period of 12 months following the date of termination.

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Indemnification and Insurance

The merger agreement provides that for six years after the effective time of the merger and to the fullest extent permitted by law, Pacific Ethanol will cause the surviving corporation to honor all rights to indemnification for acts or omissions prior to the effective time of the merger existing in favor of Aventine directors or officers as provided in Aventine’s organizational documents. The merger agreement also provides that, prior to the effective time of the merger, Aventine will purchase six-year “tail” officers’ and directors’ liability insurance policies on terms and conditions reasonably comparable to Aventine’s existing directors’ and officers’ liability insurance. If such “tail” policies are not purchased prior to the effective time, Aventine shall purchase these “tail” policies or as much insurance coverage as can be obtained following the effective time for 200% or less of the annual premium paid by Aventine for its existing insurance. Pacific Ethanol and the surviving corporation are obligated to maintain such tail policies in full force and effect and continue to honor their respective obligations thereunder for the full term thereof. In addition, if a claim is made against Aventine’s current insurance policy prior to the closing of the merger, a new aggregate limit of liability will be negotiated in connection with the directors’ and officers’ liability insurance policy.

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THE MERGER AGREEMENT AND RELATED AGREEMENTS

The following discussion summarizes material provisions of the Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger, which we refer to together as the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the merger agreement. We urge you to read the merger agreement carefully in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the merger.

The representations and warranties described below and included in the merger agreement were made by Pacific Ethanol and Aventine to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by Pacific Ethanol and Aventine in connection with negotiating its terms, including, but not limited to, the qualifications and limitations listed in the disclosure schedules to the merger agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between Pacific Ethanol and Aventine rather than establishing matters as facts. Information concerning the subject matter of these representations and warranties may have changed since the date of the merger agreement. Pacific Ethanol will provide additional disclosure in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws. Other than as disclosed in this joint proxy statement/prospectus and the documents incorporated herein by reference, as of the date of this joint proxy statement/prospectus, neither Pacific Ethanol nor Aventine is aware of any material facts that are required to be disclosed under the federal securities laws that would contradict the representations and warranties in the merger agreement. The representations and warranties in the merger agreement and the description of them in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings Pacific Ethanol publicly files with the Securities and Exchange Commission and the other information about Pacific Ethanol and the information about Aventine contained in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 257.

The Merger

The merger agreement provides for the merger of Merger Sub with and into Aventine. Aventine will be the surviving corporation in the merger and will remain a wholly-owned subsidiary of Pacific Ethanol.

Completion and Effectiveness of the Merger

Unless they agree to an earlier date, Pacific Ethanol and Aventine will complete the merger on the date that is the second business day after all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived. The conditions are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 222. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time as Pacific Ethanol and Aventine may agree in writing and specify in the certificate of merger.

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Merger Consideration

Common Stock and Non-Voting Common Stock

Each share of Aventine common stock, par value $0.001 per share, issued and outstanding immediately prior to the completion of the merger (other than dissenting shares and shares held by Pacific Ethanol or Aventine), will be converted into the right to receive, at the election of the holder, pursuant to the terms of an election form to be distributed to all holders in advance of the special meeting and certain limitations in order to maintain the tax free treatment of the merger (i.e., no more than 20% of shares of Aventine common stock will be exchanged by the Aventine stockholders for shares of Pacific Ethanol non-voting common stock), (i) 1.25 shares of Pacific Ethanol common stock, (ii) 1.25 shares of Pacific Ethanol non-voting common stock, or (iii) a combination of Pacific Ethanol common stock and non-voting common stock resulting in such Aventine stockholder receiving a total number of shares of common stock and non-voting common stock equal to 1.25 times the number of shares of Aventine common stock held by such stockholder.

The inclusion of the option to receive non-voting common stock in exchange for Aventine common stock is an accommodation to the seven Candlewood affiliates (collectively, Aventine’s majority stockholder) that are party to the stockholders agreements who have expressed a desire to receive equity consideration that would not require compliance with the continuing disclosure obligations arising out of the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act with respect to the Pacific Ethanol common stock.

Based on the exchange ratio contemplated by the merger agreement and the number of shares of Aventine common stock issued and outstanding as of May 1, 2015, a total of an aggregate of approximately 17,755,300 shares of Pacific Ethanol common stock and non-voting common stock will be issued upon the closing of the merger, assuming no exercise or conversion of outstanding options and warrants. Those amounts will be adjusted based upon the actual number of shares of Aventine common stock, options and warrants outstanding at the effective time of the merger.

Adjustments

The merger consideration will be equitably adjusted to provide holders of shares of Aventine common stock with the same economic effect contemplated by the merger agreement if, at any time between the signing and the effective time of the merger, there is any change in the outstanding shares of capital stock of Aventine or Pacific Ethanol by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment within such period, or a stock dividend with a record date during such period.

Treasury Shares; Shares Owned by Pacific Ethanol

At the effective time of the merger, each share of Aventine common stock (i) held as a treasury share by Aventine, (ii) owned of record by any subsidiary of Aventine, or (iii) owned of record by Pacific Ethanol, Merger Sub or any of their respective wholly owned subsidiaries will, in each case, be cancelled, and no merger consideration will be delivered in exchange for those shares.

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Dividends and Distributions

No dividends or other distributions declared or made after the effective time of the merger with respect to Pacific Ethanol stock with a record date after the effective time of the merger shall be paid to any holder of any unsurrendered share of Aventine common stock who is entitled to receive Pacific Ethanol stock upon such surrender, and no cash payment amounts in respect of fractional shares shall be paid to any such Aventine stockholder, unless and until the Aventine stockholder surrenders such holder’s Aventine common stock. Subject to the effect of escheat, tax or other applicable laws, following surrender of any such Aventine common stock certificate or book entry share, such Aventine stockholder will be paid (i) promptly, (A) the amount of any cash payable with respect to a fractional share of Pacific Ethanol to which such holder is entitled and (B) the amount of dividends or other distributions with a record date after the effective time of the merger theretofore paid with respect to such whole shares of Pacific Ethanol and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time of the merger but prior to the date of surrender of such holder’s Aventine common stock and with a payment date occurring after the date of surrender, payable with respect to such whole shares of Pacific Ethanol.

Appraisal Rights

Holders of Aventine common stock will be entitled to appraisal rights under Delaware law and to obtain payment in cash for the judicially-determined fair value of their shares of Aventine common stock in connection with the merger agreement if the merger is consummated and provided that the holders follow the requirements of Delaware law. If any such holder fails to perfect or waives, withdraws or loses the right to appraisal under Delaware law or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided thereunder, then (i) such shares of Aventine common stock that were subject to the appraisal (appraisal shares) will cease to constitute appraisal shares and (ii) the right of such holder to be paid the fair value of such holder’s appraisal shares will be forfeited and cease. If such forfeiture occurs following the effective time of the merger, each such appraisal share will thereafter be deemed to have been converted into and to have become, as of the effective time of the merger, the right to receive the merger consideration (without interest thereon). See “Appraisal Rights” beginning on page 252 for additional information and the full text of Section 262 reproduced in its entirety as Annex F to this joint proxy statement/prospectus. To the extent the drag-along is exercised pursuant to the Aventine Stockholders Agreement, the Aventine stockholders subject to the drag-along right have waived their respective appraisal rights arising out of a drag-along transaction.

Treatment of Aventine Stock Options

As of May 1, 2015, there were outstanding options to purchase up to 3,140 shares of Aventine common stock at an exercise price of $3.55 expiring on February 24, 2022. Each outstanding option to acquire Aventine common stock will be converted automatically at the effective time of the merger into an option to acquire Pacific Ethanol common stock and/or non-voting common stock and will continue to be governed by the terms of the relevant Aventine stock plan and related grant agreements under which it was granted, which will remain in effect, except that:

•	each converted stock option will be exercisable for a number of shares of Pacific Ethanol common stock and/or non-voting common stock equal to the product of the number of shares of Aventine common stock previously subject to the Aventine stock option and 1.25, rounded down to the next whole share; and

•	the per share exercise price for the Pacific Ethanol common stock and/or non-voting common stock issuable upon exercise of each converted stock option will be equal to (i) exercise price for each share of Aventine common stock previously subject to the stock option immediately prior to completion of the merger, divided by (ii) 1.25, rounded up to the nearest whole cent.

The holder of an option to acquire Aventine common stock may elect to receive shares of Pacific Ethanol common stock, non-voting common stock or a combination thereof upon exercise of such option.

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Treatment of Aventine Warrants

As of May 1, 2015, there were outstanding warrants to purchase up to 787,855 shares of Aventine common stock, at an exercise price of $61.75, expiring on September 24, 2017. Each outstanding warrant to purchase Aventine common stock will be converted automatically at the effective time of the merger into a warrant to purchase Pacific Ethanol common stock and/or non-voting common stock and will continue to be governed by the terms of the relevant Aventine warrant agreement, except that:

•	the number of shares of Pacific Ethanol common stock and/or non-voting common stock subject to each such warrant will be equal to the product of the number of shares of Aventine common stock previously subject to the Aventine warrant and 1.25, rounded down to the next whole share; and

•	the per share exercise price for the Pacific Ethanol common stock and/or non-voting common stock issuable upon exercise of such warrant will be equal to (i) the exercise price for each share of Aventine common stock previously subject to the warrant immediately prior to completion of the merger, divided by (ii) 1.25, rounded up to the nearest whole cent.

The holder of a warrant to acquire Aventine common stock may elect to receive shares of Pacific Ethanol common stock, non-voting common stock or a combination thereof upon exercise of such warrant.

Fractional Shares

Fractional shares of Pacific Ethanol common stock will not be issued pursuant to the merger. Instead, each holder of shares of Aventine common stock who would otherwise be entitled to receive a fractional share of Pacific Ethanol common stock pursuant to the merger will be entitled to receive a cash payment, in lieu thereof, in an amount that will represent such fraction rounding to the nearest ten thousandth of a share multiplied by the market price of a share of Pacific Ethanol common stock rounded to the nearest whole cent, calculated based on the volume-weighted average price per share of Pacific Ethanol common stock on The NASDAQ Capital Market for the five most recent trading days ending before the effective time of the merger.

Conversion of Shares; Exchange of Certificates

After the effective time, each certificate that previously represented shares of Aventine common stock will represent only the right to receive the applicable merger consideration as described above under “—Merger Consideration,” including cash for any fractional shares of Pacific Ethanol common stock or non-voting common stock. The conversion of Aventine common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger.

Prior to the completion of the merger, Pacific Ethanol will appoint an exchange agent for the purpose of exchanging certificates and book entry shares of Aventine common stock and for the purpose of receiving the election form from the Aventine stockholders. Promptly after the effective time of the merger, the exchange agent will mail transmittal materials to each holder of record of shares of Aventine common stock. This mailing will contain instructions for surrendering common stock certificates and book entry shares to the exchange agent in exchange for the merger consideration. Exchange of any book entry shares will be made in accordance with the exchange agent’s customary procedures with respect to securities presented by book entry.

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Each holder of a share of Aventine common stock that has been converted into a right to receive the applicable merger consideration (including cash for fractional shares) will receive the applicable merger consideration upon surrender to the exchange agent of the applicable Aventine common stock certificate or book entry shares, together with a letter of transmittal covering such shares and such other documents as Pacific Ethanol or the exchange agent may reasonably require. Holders of Aventine common stock should not send in their Aventine stock certificates until they receive, complete and submit a signed letter of transmittal sent by the exchange agent with instructions for the surrender of Aventine stock certificates.

After completion of the merger, there will be no further transfers on the stock transfer books of Aventine except as required to settle trades executed prior to completion of the merger.

Withholding Taxes

Pacific Ethanol and Merger Sub or the exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any Aventine stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, they will be treated as having been paid to the stockholders from whom they were withheld.

Termination of Exchange Fund

Nine months after the completion of the merger, Pacific Ethanol may require the exchange agent to deliver to Pacific Ethanol all cash and shares of Pacific Ethanol common stock and non-voting common stock remaining in the exchange fund. Thereafter, Aventine stockholders must look only to Pacific Ethanol for payment of the merger consideration on their shares of Aventine common stock.

Transfers of Ownership and Lost Stock Certificates

Pacific Ethanol will only issue the merger consideration, cash in lieu of a fractional share and any dividends or distributions on Pacific Ethanol common stock that may be applicable in a name other than the name in which a surrendered Aventine stock certificate is registered if the certificate is properly endorsed or otherwise in proper form and any applicable stock transfer taxes have been paid. If a certificate for Aventine common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that theft, loss or destruction and customary indemnification.

No Liability

Aventine and Pacific Ethanol are not liable to holders of shares of Aventine common stock for any amount delivered to a public official under applicable abandoned property, escheat or similar laws.

Distributions with Respect to Unexchanged Shares

Holders of Aventine common stock are not entitled to receive any dividends or other distributions on Pacific Ethanol common stock until the merger is completed. After the merger is completed, holders of Aventine common stock certificates will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of Pacific Ethanol common stock and non-voting common stock to which they are entitled upon exchange of their Aventine stock certificates, but they will not be paid any dividends or other distributions on Pacific Ethanol common stock or non-voting common stock until they surrender their Aventine stock certificates to the exchange agent in accordance with the exchange agent instructions.

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Appraisal Rights

Shares of Aventine common stock held by any Aventine stockholder that properly demands payment for its shares in compliance with the appraisal rights under Section 262 will not be converted into the right to receive the merger consideration. Aventine stockholders properly exercising appraisal rights will be entitled to payment as described under “Appraisal Rights” beginning on page 252. However, if any Aventine stockholder fails to perfect or otherwise waives, withdraws or loses the right to receive payment under Section 262, then that stockholder will not be paid in accordance with Section 262 and the shares of common stock held by that stockholder will be exchangeable solely for the right to receive the merger consideration. To the extent the drag-along is exercised pursuant to the Aventine Stockholders Agreement, the Aventine stockholders subject to the drag-along right have waived their respective appraisal rights arising out of a drag-along transaction.

Reasonable Best Efforts; Other Agreements

Reasonable Best Efforts

Pacific Ethanol and Aventine have agreed to use their reasonable best efforts to take, or cause to be taken, all reasonable actions, and do, or cause to be done, all reasonable things necessary and proper under applicable law to consummate and make effective the merger as promptly as practicable. Notwithstanding the foregoing, neither Pacific Ethanol, nor Aventine nor any of their subsidiaries shall be required to (i) license, divest, dispose of or hold separate any assets or businesses of Pacific Ethanol or Aventine or any of their respective subsidiaries or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets or businesses of Pacific Ethanol or Aventine or any of their respective subsidiaries, or that would otherwise have a material adverse effect on the combined company or (ii) pay more than de minimis amounts in connection with seeking or obtaining such consents, approvals or authorizations as are required to complete the merger under any antitrust laws (excluding any mandatory filing fees and reasonable and customary costs and expenses associated with making applications for, and responding to requests for information from governmental entities with respect to, such required consents, approvals or authorizations). In addition, without the prior written consent of Pacific Ethanol, Aventine shall not agree or commit to, or permit any of its subsidiaries to agree or commit to, any commitment to sell, divest or dispose of any businesses, assets, relationships or contractual rights of Aventine or any of its subsidiaries or purporting to limit Aventine’s, any of its subsidiaries' or Pacific Ethanol's freedom to action with respect to, or ability to retain, any businesses, assets, relationships or contractual rights.

Joint proxy statement/prospectus; Stockholders’ Meetings

Pacific Ethanol and Aventine have agreed to cooperate in preparing and filing with the Securities and Exchange Commission this joint proxy statement/prospectus and the registration statement on Form S-4 of which it forms a part. Each has agreed to use its reasonable best efforts to resolve any Securities and Exchange Commission comments relating to this joint proxy statement/prospectus and to have the registration statement of which it forms a part declared effective, and will cause this joint proxy statement/prospectus to be mailed to its respective stockholders as early as practicable after it is declared effective. Each has also agreed to hold a stockholders’ meeting as promptly as practicable after the registration statement is declared effective.

Other Agreements

The merger agreement contains certain other agreements, including agreements relating to access to information and cooperation between Pacific Ethanol and Aventine during the pre-closing period, public announcements and certain tax matters.

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Representations and Warranties

The merger agreement contains customary representations and warranties of Aventine, which are subject to materiality and knowledge qualifications in many respects and which expire at the effective time of the merger. These representations and warranties relate to, among other things:

•	organization and qualification;

•	capitalization;

•	subsidiaries;

•	corporate power and authority, non-contravention;

•	reports and financial statements;

•	absence of undisclosed liabilities;

•	litigation;

•	absence of certain changes or events;

•	compliance with applicable laws and permits;

•	material contracts and defaults;

•	tax matters;

•	employee benefit plans and ERISA compliance;

•	labor and other employment matters;

•	environmental matters;

•	intellectual property;

•	real property;

•	insurance;

•	matters related to assets;

•	matters related to business practices, relationships, products and services;

•	related party transactions;

•	matters related to certain business practices;

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•	opinion of financial advisor;

•	brokers and finders;

•	takeover laws;

•	hedging;

•	matters related to Aventine’s diamond switch;

•	hybrid equity plans;

•	books and records;

•	information supplied; and

•	no additional representations.

The merger agreement also contains customary representations and warranties of Pacific Ethanol, which are subject to materiality and knowledge qualifications in many respects and which expire at the effective time of the merger. These representations and warranties relate to, among other things:

•	organization and qualification;

•	capitalization;

•	subsidiaries;

•	authority; non-contravention; approvals;

•	reports and financial statements;

•	absence of undisclosed liabilities;

•	litigation;

•	absence of certain changes or events;

•	compliance with applicable laws and permits;

•	taxes;

•	environmental matters;

•	contracts;

•	business relationships;

•	transactions with affiliates;

•	certain business practices;

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•	opinion of financial advisor;

•	brokers and finders;

•	indebtedness;

•	intellectual property rights;

•	off balance sheet arrangements;

•	manipulation of price;

•	no additional agreements;

•	Pacific Ethanol stock;

•	merger sub;

•	insurance;

•	employee relations;

•	information supplied; and

•	no additional representations.

Conduct of Business Before Completion of the Merger

Aventine and Pacific Ethanol have agreed to restrictions on their activities until the completion of the merger. In general, each of the parties has agreed to conduct its business in the ordinary course of business consistent with past practice in all material respects and in compliance in all material respects with all applicable laws and use its commercially reasonable efforts to preserve its current business organization and goodwill. In addition, Aventine has agreed that it will not take any action that would adversely affect or delay in any material respect the ability of Pacific Ethanol or Aventine to obtain any necessary approvals or any regulatory agency or entity required for the transactions contemplated by the merger agreement and that it will keep available the services of its present officers, employees and independent contractors and preserve its goodwill and business relationships with its customers, suppliers and others having business relationships with Aventine.

Aventine has also agreed that, except as expressly permitted by the merger agreement (including the Company Disclosure Schedule thereto) or with Pacific Ethanol’s prior written consent, it will not (and will not permit any of its subsidiaries to):

•	amend or propose to amend the Certificate of Incorporation or bylaws;

•	split, combine or reclassify its outstanding capital stock or issue or authorize the issuance of any other security;

•	declare, set aside, make or pay any dividend or other distribution;

•	create any subsidiary or alter its or any of its subsidiaries’ corporate structure or ownership;

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•	enter into any agreement with respect to the voting of its capital stock or other securities held by it or any of its subsidiaries;

•	issue, sell, pledge, dispose of, grant, encumber, or agree to issue, sell, pledge, dispose of, grant or encumber any shares of any class of capital stock, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that it may issue shares upon exercise of stock options and warrants outstanding on the date of the agreement in accordance with their terms;

•	issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money, or enter into any arrangement having the economic effect of any of the foregoing;

•	make any loans, advances or capital contributions to, or investments in, any person;

•	redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock;

•	acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of business consistent with past practice;

•	authorize, make or agree to make any new capital expenditure or expenditures, or enter into any contract or arrangement that reasonably may result in payments by or liabilities in excess of $1,000,000 individually or $5,000,000 in the aggregate in any 12 month period that is not set forth in Aventine’s capital budget;

•	sell, pledge, assign, dispose of, transfer, lease, securitize, or encumber any businesses, properties or assets;

•	except as required by any benefit plan or contract existing on the date of the merger agreement, increase the compensation payable or to become payable (including bonus grants) or increase or accelerate the vesting of the benefits provided to its directors, officers or employees or other service providers, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of its employees who are not directors or executive officers;

•	except as required by any benefit plan or contract existing on the date of the merger agreement, grant any severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination agreement with, any director, officer or other employee or other service provider;

•	except as required by any benefit plan or contract existing on the date of the merger agreement, establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or other service providers;

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•	except as required by any benefit plan or contract existing on the date of the merger agreement, pay or make, or agree to pay or make, any accrual or arrangement for payment of any pension, retirement allowance, or any other employee benefit;

•	knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable federal, state, local or foreign law, rule, regulation, guideline or ordinance, or under any order, settlement agreement or judgment;

•	announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees;

•	make any change to accounting policies or procedures, other than actions required to be taken by GAAP;

•	prepare or file any tax return inconsistent with past practice or, on any tax return, take any position, make any election, or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

•	except for immaterial elections or changes, make or change any express or deemed election related to taxes, change an annual accounting period, adopt or change any method of accounting, file an amended tax return, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax proceedings;

•	except as would not reasonably be expected to be materially adverse to Aventine and its subsidiaries as a whole, commence any litigation or proceedings with respect to taxes, settle or compromise any litigation or proceedings with respect to taxes;

•	enter into a new line of business which is material to Aventine and its subsidiaries taken as a whole or open or close any facility or office of Aventine or its subsidiaries;

•	pay, discharge or satisfy any claims, liabilities or obligations (whether or not absolute, accrued, asserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities adequately reflected or reserved against in, its most recent financial statements (or the notes thereto);

•	amend, modify or consent to the termination of any material contract, or amend, waive, modify or consent to the termination of its rights thereunder;

•	enter into, amend, modify, permit to lapse any rights under, or terminate (i) any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology or which restricts Aventine or any of its subsidiaries or, upon completion of the merger or any other transaction contemplated by the merger agreement, Pacific Ethanol, from engaging or competing in any line of business or in any location, (ii) any agreement or contract with any customer, supplier, sales representative, agent or distributor, other than in the ordinary course of business and consistent with past practice, (iii) any arrangement with affiliates or executive officers or directors of Aventine, or (iv) any material rights or claims with respect to any confidentiality or standstill agreement to which Aventine is a party and which relates to a business combination or other similar extraordinary transaction, in each case, that would reasonably be expected to, individually or in the aggregate, materially affect Aventine’s business or operations;

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•	terminate, cancel, amend or modify any insurance coverage policy which is not promptly replaced by a comparable amount of insurance coverage;

•	commence, waive, release, assign, settle or compromise any material claims, or any material litigation, proceeding or arbitration including, without limitation, all Aurora Coop Litigation;

•	except as Aventine’s Board determines in good faith is necessary to comply with its fiduciary duties, take any action to (i) render inapplicable, or to exempt any third person from, the provisions of Section 203 of the DGCL, or any other state takeover or similar law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) adopt or implement any stockholder rights agreement or plan; or

•	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Pacific Ethanol has agreed that, except as expressly permitted by the merger agreement or with Aventine’s prior written consent, it will not (and will not permit any of its subsidiaries to):

•	amend or propose to amend its Certificate of Incorporation or bylaws, except for such amendments (i) required by law or the rules or regulations of the Securities and Exchange Commission or The NASDAQ Capital Market, (ii) as contemplated by the proposed amendment to its Certificate of Incorporation authorizing a class of Pacific Ethanol non-voting common stock, or (iii) those changes that would not reasonably be expected to have a material adverse effect on Pacific Ethanol;

•	sell, lease, pledge or otherwise dispose of or encumber any properties or assets, other than sales of inventory in the ordinary course of business and other transactions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pacific Ethanol;

•	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

•	split, combine or reclassify their outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, shares of its capital stock;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, other than the payment of any dividend on shares of Pacific Ethanol Series B Preferred Stock;

•	create any subsidiary or alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Pacific Ethanol or any of its subsidiaries;

•	enter into any agreement with respect to the voting of its capital stock or other securities held by Pacific Ethanol or any of its subsidiaries;

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•	issue, sell, pledge, dispose of, grant, encumber, or agree to issue, sell, pledge, dispose of, grant or encumber any shares of any class of capital stock of Pacific Ethanol or any of its subsidiaries, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Pacific Ethanol may issue common stock upon exercise or conversion, as applicable, of options, warrants or Pacific Ethanol Series B Preferred Stock issued and outstanding on the date of the merger agreement in accordance with their present terms;

•	issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money or enter into any arrangement having the economic effect of any of the foregoing;

•	make any loans, advances or capital contributions to, or investments in, any person;

•	redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or the capital stock of its subsidiaries, or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, or the capital stock of its subsidiaries; or

•	sell, pledge, assign, dispose of, transfer, lease, securitize, or encumber any businesses, properties or assets of Pacific Ethanol or its subsidiaries.

Employee Matters

Pacific Ethanol has announced to its employees and to Aventine’s employees that following completion of the merger, Aventine’s employees’ medical, dental and vision benefits will remain in effect until mid-2015, the end of the current insurance contracts and Pacific Ethanol’s employees’ medical, dental and vision benefits will remain in effect until December 31, 2015, the end of the current insurance contracts. The employee-paid premiums will also remain the same for the remainder of the current contracts. After the effective time of the merger, Pacific Ethanol will review both insurance plans to take advantage of the buying power of the combined company and it is likely that all employees will be covered by a single health insurance plan at some point in the future. Pacific Ethanol has agreed to credit each Aventine employee with all service years for purposes of 401(k) and pension plan vesting, accrual rate for vacation days, service recognition awards and unexpired equity awards. Notwithstanding the foregoing, Pacific Ethanol may amend, modify or terminate any of the existing employee benefit plans of Aventine or related contracts in accordance with their terms and applicable law.

Non-Solicitation; Change in Recommendation

In the merger agreement, Aventine has agreed that its board will recommend that Aventine’s stockholders adopt the merger agreement and approve the merger and that it will not directly or indirectly:

•	solicit, initiate or knowingly encourage the submission, making or announcement of any “takeover proposal” (as described below);

•	participate in any discussions or negotiations regarding, or provide any person any information with respect to, or otherwise cooperate in any way with respect to, or take any action to facilitate the making of, any inquiry or proposal that is or would reasonably be expected to lead to a takeover proposal; or

•	make or authorize any statement, recommendation or solicitation in respect of any takeover proposal.

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In addition, Aventine has agreed to immediately terminate any discussions with respect to any takeover proposal or any discussions that would reasonably be expected to lead to a takeover proposal conducted prior to the entry into the merger agreement and has agreed to enforce (and not waive any provision of or releases any person from any obligations under) any confidentiality, standstill or similar agreement to which Aventine or any subsidiary of Aventine is a party unless the board of directors of Aventine concludes in good faith and a failure to take any action described in this sentence would be inconsistent with the Aventine Board’s fiduciary duties to the stockholders of Aventine under applicable law.

However, if Aventine receives a bona fide takeover proposal prior to the time that the Aventine stockholder vote approving the merger has been obtained, that does not result from the breach or deemed breach of the terms of the merger agreement or the confidentiality agreement with Pacific Ethanol and the Aventine Board determines in good faith, (i) after consultation with outside counsel and an independent financial advisor, that the takeover proposal is, or is reasonably likely to result in, a “superior proposal” (as described below), and (ii) after consultation with outside counsel, that failure to take the following actions with respect to the takeover proposal would be inconsistent with its fiduciary duties to its stockholders under applicable law, then Aventine may (after providing written notice to Pacific Ethanol):

•	furnish information about Aventine to the person making the takeover proposal, subject to a confidentiality agreement no less restrictive than the confidentiality agreement entered into with Pacific Ethanol, and providing that all information not previously provided to Pacific Ethanol is provided to it; and

•	participate in discussion or negotiations with the person making the takeover proposal.

As used in the merger agreement, “takeover proposal” means any inquiry, proposal or offer from any person relating to, or that is reasonably likely to lead to, directly or indirectly: (i) a merger, consolidation, tender offer, exchange offer, share exchange, business combination or other similar transaction involving Aventine or its subsidiaries that constitutes 25% or more of the net revenues, net income or assets of Aventine; (ii) the acquisition by any person in any manner of a number of shares of any class of equity securities of Aventine or any subsidiary of Aventine equal to or greater than 25% of the number of shares outstanding prior to such acquisition; (iii) the acquisition by any person in any manner (including by license or lease), directly or indirectly, of assets that constitute 25% or more of the net revenues, net income or assets of Aventine (in each case, on a consolidated basis), in each case other than the transactions contemplated by the merger.

As used in the merger agreement, “superior proposal” means any written offer made by a third party not in violation of the terms of the merger agreement that if consummated would result in such third party acquiring, directly or indirectly, a majority of the outstanding capital stock of Aventine or a majority of its assets (including the assets of Aventine’s subsidiaries), (i) for consideration that the Aventine Board determines in its good faith judgment (following consultation with an independent financial advisor) to be superior from a financial point of view to the Aventine stockholders than the transactions contemplated by the merger agreement, based on the advice of the independent financial advisor, taking into account all the terms and conditions of such proposal, the merger agreement and any proposal by Pacific Ethanol to amend the terms of the merger agreement, and (ii) that, in the good faith judgment of the board of directors, is otherwise reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal.

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The Aventine Board has unanimously adopted a resolution recommending that the Aventine stockholders adopt the merger agreement and approve the merger. Under the merger agreement, except as provided below, the Aventine Board may not withdraw, modify or qualify, or propose to withdraw, modify or qualify its recommendation, or approve or recommend, or propose to approve or recommend any takeover proposal. Any of these actions is referred to as a “change in recommendation”. In addition, the Aventine Board may not approve or cause or permit Aventine to enter into any letter of intent or agreement relating to any takeover proposal.

The Aventine Board may make a change of recommendation if prior to the time that the Aventine stockholder vote approving the merger has been obtained, the board of directors receives an unsolicited takeover proposal that did not result from a breach or deemed breach of the terms of the merger agreement or the confidentiality agreement with Pacific Ethanol that the Aventine Board determines, in good faith after consultation with outside counsel, constitutes a superior proposal that is not withdrawn, and the board determines that the failure to do so would be inconsistent with its fiduciary duties to the Aventine stockholders under applicable law. However, the board of directors may make a change of recommendation or terminate the merger agreement under these circumstances only if (i) it has complied with the non-solicitation and change of recommendation provisions of the merger agreement, (ii) it has provided written notice to Pacific Ethanol in accordance with the terms of the merger agreement, (iii) either Pacific Ethanol does not modify the terms of the merger agreement within five business days after receipt of the written notice from Aventine or the Aventine Board determines in good faith after consultation with its financial advisor that any proposed modifications by Pacific Ethanol do not cause the takeover proposal to cease being a superior proposal, and (iv) concurrently with and as a condition of such termination, Aventine accepts the superior proposal and enters into an acquisition agreement with respect to the superior proposal, and pays Pacific Ethanol a termination fee (as described further in “—Termination Fee and Expenses” below).

The merger agreement also provides that Aventine must promptly, but in any event within 48 hours, notify Pacific Ethanol of any takeover proposal received by it and provide Pacific Ethanol with copies of all written material provided to it with respect to any takeover proposal. Aventine must also keep Pacific Ethanol fully informed of the status and terms of any such takeover proposal and provide Pacific Ethanol with at least 48 hours prior written notice (or such lesser prior notice as is provided to the members of the Aventine Board) of any Aventine Board meeting at which the board of directors is expected to consider any takeover proposal or related inquiry, or consider providing information to any person in connection with a takeover proposal.

Conditions to Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver of various conditions, which include the following:

•	the adoption of the merger agreement by Aventine stockholders;

•	the approval of (i) the issuance of shares of Pacific Ethanol common stock and non-voting common stock by Pacific Ethanol stockholders, (ii) the amendment to Pacific Ethanol’s Certificate of Incorporation to authorize a class of non-voting common stock and (iii) an agreement not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Pacific Ethanol Series B Certificate of Designations;

•	the approval of the listing of the Pacific Ethanol common stock to be issued in the merger on The NASDAQ Capital Market;

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•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part and the absence of any stop order or proceedings initiated for that purpose;

•	the absence of any order, judgment, injunction or other decree issued by any court of competent jurisdiction making the merger illegal or otherwise preventing the consummation of the merger;

•	the receipt of any governmental authorizations, consents, orders and approvals as may be required in connection with the merger, subject to certain exceptions (on February 18, 2015, the FTC granted early termination of the waiting period under the HSR Act); or

•	the absence of any suit, action or proceeding by any person or governmental entity seeking to prohibit the consummation of the merger or any transaction contemplated by the merger agreement or that would otherwise have a material adverse effect on Aventine or Pacific Ethanol, provided that this condition is deemed satisfied if a court dismisses or denies a request for an injunction.

Each of Pacific Ethanol’s and Aventine’s obligations to complete the merger is also separately subject to the satisfaction or waiver of the following conditions:

•	the truth and correctness of the other party’s representations and warranties, subject to certain materiality standards provided in the merger agreement;

•	the performance by the other party of its obligations under the merger agreement in all material respects; and

•	there shall have been no material adverse effect on the other party.

In addition, Pacific Ethanol’s obligation to complete the merger is also separately subject to a number of conditions, including the following:

•	Aventine shall have obtained all required consents from any person or governmental entity whose consent or approval is required in connection with the merger or under certain agreed upon agreements;

•	Pacific Ethanol shall have received a tax opinion from its counsel, Troutman Sanders LLP that the transaction will be treated as a reorganization described in Section 368(a) of the Code;

•	the entry into certain employment agreements by certain Aventine employees identified by Pacific Ethanol no later than May 1, 2015.

•	Aventine shall not have received demands for the appraisal of shares of Aventine common stock from holders of Aventine common stock representing more than 1% of the issued and outstanding shares of Aventine common stock;

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•	Aventine shall have delivered resignation letters of its officers, directors and managers to Pacific Ethanol;

•	there shall not have occurred an event, nor shall Pacific Ethanol have become aware of information not known by Pacific Ethanol as of December 28, 2014 which, upon the occurrence of such event or upon Pacific Ethanol learning of such information, would be reasonably viewed as either resulting in, or substantially increasing the likelihood of, a material adverse result in any Aurora Coop Litigation;

•	the registration rights agreements between Aventine and certain of its stockholders shall have been terminated by mutual agreement of the parties;

Pacific Ethanol shall have received current and valid Phase I environmental site assessments for Aventine’s Pekin, Illinois facility, and such assessments shall not reveal any condition(s) (except for certain enumerated conditions), that would reasonably be expected to give rise to a cost of remediation exceeding $3,300,000 in the aggregate for Aventine’s Pekin, Illinois facility; provided, that this condition will be deemed satisfied if Pacific Ethanol does not provide notice to Aventine within 20 days after receipt of all such current and valid Phase I environmental site assessments commissioned by Pacific Ethanol as of December 30, 2014, that the cost of remediation of Aventine’s Pekin, Illinois facility would be in the reasonable determination of Pacific Ethanol be expected to exceed $3,300,000 in the aggregate;

Pacific Ethanol shall not have become aware of information that would reasonably be understood to indicate that the BNSF does not intend to establish a rail track connecting the rail facilities of Aventine’s subsidiary to the inner rail loop belonging to Aventine’s Aurora West Facility along with the associated “diamond switch” crossing the Exterior Track Loop, which lie entirely on land owned by one or more subsidiaries of Aventine such that Aventine’s Aurora West Facility will be able to ship ethanol by rail in unit trains and single cars; and

Aventine shall have obtained agreed upon releases relating to payment obligations pursuant to (i) an Aventine restricted stock unit from each person who has received payments in respect of an Aventine restricted stock unit or (ii) a bonus or severance payment from each employee of Aventine who has received or will receive a bonus or severance payment in connection with the merger.

In addition, Aventine’s obligation to complete the merger is also separately subject to a number of conditions, including the following:

•	Aventine shall have shall have received a tax opinion from its counsel, Akin Gump Strauss Hauer & Feld LLP, to the effect that the transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code; and

•	Aventine shall have received evidence satisfactory to it of the appointment of two individuals nominated by the holders of a majority of shares of Aventine common stock to the Pacific Ethanol Board.

The merger agreement provides that the conditions to the closing of the merger may be waived, in whole or in part, by Pacific Ethanol or Aventine, to the extent legally allowed. Neither Pacific Ethanol nor Aventine currently expects to waive any immaterial or material condition to the completion of the merger. If either Pacific Ethanol or Aventine determines to waive any material condition to the merger and such waiver renders the disclosure in this joint proxy statement/prospectus materially misleading, proxies will be resolicited from the Pacific Ethanol and/or Aventine stockholders, as applicable.

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The merger agreement defines a material adverse effect on each party as any fact, event, circumstance or effect that, individually or together with all other such facts, events, circumstances and effects, is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), capitalization, assets, liabilities, or results of operations of that party, taken as a whole, or prevents or materially delays, or would reasonably be expected to prevent or materially delay, the ability of the party to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement in accordance, other than: (i) changes after the date of the merger agreement in laws, rules or regulations of general applicability or interpretations thereof by a governmental entity, unless such changes disproportionately adversely affects the party as compared with other companies operating in its industries, (ii) general changes after the date hereof in economic conditions, securities markets in general in the United States, or political environment in general or general changes in the industry in which the party operates generally, including adverse effects attributable to conditions affecting ethanol and/or oil production, including changes to prevailing market prices (including futures prices) of ethanol or corn, unless such changes disproportionately adversely affect the party as compared with other companies operating in its industries, (iii) a change or proposed change in GAAP or the interpretation thereof; (iv) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, any other acts of war (whether declared or undeclared), sabotage, military action or any escalation or worsening thereof, earthquakes, hurricanes or similar catastrophes, or the occurrence of any other calamity or crisis, including an act of terrorism; (v) the announcement, pendency or consummation of the transactions contemplated by the merger agreement, or the failure to take actions as a result of any terms or conditions set forth in the merger agreement, including any loss of or change in the relationship with employees, customers, partners, suppliers or other persons having business relationships with such person; (vi) any action taken pursuant to the merger agreement or at the express request of the other party; (vii) failure to meet internal projections or forecasts or (viii) a change in the market price or trading volume of the party’s common stock, in and of itself.

Termination

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger (including after stockholder approval) by mutual written consent of Pacific Ethanol and Aventine. The agreement may also be terminated by either Pacific Ethanol or Aventine if:

•	the merger is not consummated on or before May 31, 2015, except that such right is not available to any party whose failure to comply with the merger agreement has been the cause of, or resulted in, such failure and provided that this date (which we sometimes refer to as the outside date) will be automatically extended to June 30, 2015 if the financial statements of Pacific Ethanol that are required for this registration statement are for the year ending December 31, 2014;

•	a governmental entity issues a final and nonappealable order, decree or ruling or takes any other final and nonappealable action enjoining or otherwise prohibiting the merger;

•	the required Pacific Ethanol or Aventine stockholder vote has not been obtained at the applicable stockholder meeting, or any adjournment or postponement thereof; or

•	the other party breaches any of its agreements or representations in the merger agreement in such a way as would cause certain of the conditions to closing not to be satisfied, and such breach is either incurable or is not cured by the earlier of (i) 30 days following receipt of written notice of such breach or failure to perform or (ii) the outside date.

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In addition, the merger agreement may be terminated by Pacific Ethanol, and Aventine will be required to pay the termination fee (as described below) to Pacific Ethanol, if prior to the time that the Aventine stockholder vote approving the merger has been obtained:

•	the Aventine Board effects a change of recommendation or resolves to do so;

•	the Aventine Board approves or recommends a takeover proposal or resolves to do so;

•	a tender offer or exchange offer for Aventine’s shares is commenced (other than by Pacific Ethanol) and the Aventine Board recommends that the Aventine stockholders tender their shares in the offer or fails to recommend that its stockholders reject such tender or exchange; or

•	Aventine materially breaches certain terms of the merger agreement related to non-solicitation, changes in recommendations, its board of directors’ recommendation in favor of the merger and holding the stockholders meeting to approve the merger.

The merger agreement may be terminated by Aventine prior to the time the Aventine stockholder approval of the merger is obtained if Aventine terminates the agreement in connection with the entry into an agreement for a superior proposal in accordance with the terms and conditions of the merger agreement with Pacific Ethanol, as long as Aventine has complied with all related notice and other provisions and pays Pacific Ethanol the termination fee (as described below).

In addition, the merger agreement may be terminated by Pacific Ethanol and Pacific Ethanol will be required to pay the termination fee (as described below) to Aventine in connection with such termination, if there shall occur an event, or Pacific Ethanol becomes aware of information not known by Pacific Ethanol as of December 28, 2014 which, upon the occurrence of such event or upon Pacific Ethanol learning of such information, would be reasonably viewed as either resulting in, or substantially increasing the likelihood of, a material adverse result in the Aurora Coop Litigation.

Termination Fee and Expenses

Aventine is required to pay a termination fee of $5,982,000 (which we sometimes refer to as the termination fee) to Pacific Ethanol in the event the merger agreement is terminated by Aventine in connection with the entry into an agreement for a superior proposal, as described above. In addition, Aventine is required to pay Pacific Ethanol the termination fee if Pacific Ethanol terminates the merger agreement prior to the time that the Aventine stockholder vote approving the merger has been obtained under the following conditions:

•	the Aventine Board effects a change of recommendation or resolves to do so;

•	the Aventine Board approves or recommends a takeover proposal or resolved to do so;

•	a tender offer or exchange offer for Aventine’s shares is commenced (other than by Pacific Ethanol) and the Aventine Board recommends that the Aventine stockholders tender their shares in the offer or fails to recommend that its stockholders reject such tender or exchange; or

•	Aventine materially violates certain terms of the merger agreement related to non-solicitation, changes in recommendations, its board of directors’ recommendation in favor of the merger and holding the stockholder meeting.

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Pacific Ethanol is required to pay the termination fee to Aventine in the event the merger agreement is terminated by Pacific Ethanol if there shall occur an event, or Pacific Ethanol learns of information that would be reasonably viewed as either resulting in, or substantially increasing the likelihood of, a material adverse result in any of the Aurora Coop Litigation matters.

Pacific Ethanol is required to reimburse Aventine for all fees and expenses incurred by Aventine in connection with the merger, up to $1,994,000, in the event the merger agreement is terminated by Aventine or Pacific Ethanol because the required Pacific Ethanol stockholder vote has not been obtained at the applicable stockholder meeting, or any adjournment or postponement thereof.

Except as set forth above, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those costs or expenses.

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the agreement will become void and there will be no liability or obligation of any party, except that (i) both parties will remain liable for any willful breach of the merger agreement or fraud occurring prior to termination, and (ii) designated provisions of the merger agreement, including certain provisions relating to confidential treatment of information and fees and expenses (including the termination fees described above) will survive termination.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the merger agreement may be amended by the parties in writing at any time. However, after approval by Pacific Ethanol’s stockholders of the transactions contemplated by the merger agreement, if any such amendment or waiver would require the approval of Pacific Ethanol’s stockholders under applicable law or in accordance with the rules and regulations of NASDAQ, the effectiveness of such amendment or waiver will require further approval by Pacific Ethanol’s stockholders.

At any time prior to the completion of the merger, each of the parties may extend the time for performance of any of the obligations or other acts of the other party to the merger agreement, waive any inaccuracies in the representations and warranties of the other party or waive compliance by the other party with any agreement or condition in the merger agreement.

Stockholders Agreements

In order to induce Pacific Ethanol to enter into the merger agreement, on December 30, 2014 eight of Aventine’s stockholders (seven of whom are affiliated with Candlewood) entered into stockholders agreements with Pacific Ethanol pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote their pro-rata share of 51% of the issued and outstanding shares of common stock of Aventine (i) in favor of the merger and the adoption of the merger agreement and (ii) with respect to any other proposals submitted by Aventine stockholders that, directly or indirectly, would reasonably be expected to prevent or materially delay the consummation of the merger or the transactions contemplated by the merger agreement vote, in such manner as Pacific Ethanol may direct. Such Aventine stockholders agreed not to withdraw any such votes and not to take any action that is inconsistent with such stockholder’s obligation to vote in favor of the merger agreement and the merger or that may have the effect of delaying or interfering with the merger.

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These eight Aventine stockholders may vote their shares of Aventine capital stock and securities on all other matters not referred to in such proxy. Under these stockholders agreements, subject to certain exceptions, the eight Aventine stockholders have also agreed not to sell or transfer Aventine capital stock and securities held by them until the completion of the merger. These eight Aventine stockholders also agreed under the stockholders agreements to exercise any drag-along rights under the Aventine Stockholders Agreement. Under the Aventine Stockholders Agreement, upon the exercise of the drag-along right by a majority stockholder(s), the Aventine stockholders party to such agreement who are being “dragged” along, have agreed (pursuant to the terms of the Aventine Stockholders Agreement) to waive their respective appraisal rights in connection with the merger. The “dragged” Aventine stockholders have further agreed (pursuant to the terms of the Aventine Stockholders Agreement) to cast all votes to which such stockholders are entitled, in favor of the merger. Copies of the stockholders agreements are attached to this joint proxy statement/prospectus as Annex C-1 and Annex C-2.

In addition, pursuant to the stockholders agreements and subject to certain exceptions, Aventine stockholders that entered into the stockholders agreements have further agreed not to directly or indirectly offer, sell or contract or grant any option to sell, or otherwise dispose of, pledge or transfer any shares of Pacific Ethanol common stock and non-voting common stock acquired by them pursuant to the terms of the merger agreement without the prior written consent of Pacific Ethanol for a restricted period of time. After the 30th day following the consummation of the merger, such Aventine stockholders will be permitted to sell 25% of the shares of Pacific Ethanol common stock and non-voting common stock acquired by them pursuant to the terms of the merger agreement without prior written consent of Pacific Ethanol. After the 60th day following the consummation of the merger, such Aventine stockholders will be permitted to sell 50% of the shares of Pacific Ethanol common stock and non-voting common stock acquired by them pursuant to the terms of the merger agreement without prior written consent of Pacific Ethanol. After the 90th day following the consummation of the merger, such Aventine stockholders will be permitted to sell 75% of the shares of Pacific Ethanol common stock and non-voting common stock acquired by them pursuant to the terms of the merger agreement without prior written consent of Pacific Ethanol. After the 120th day following the consummation of the merger, such Aventine stockholders will be permitted to sell 100% of the shares of Pacific Ethanol common stock and non-voting common stock acquired by them pursuant to the terms of the merger agreement without prior written consent of Pacific Ethanol.

The Aventine stockholders that entered into the stockholders agreements have agreed not to solicit any takeover proposal of Aventine, enter into any agreement with or approve or recommend that Aventine enter into any takeover proposal or participate in any discussions or provide information regarding Aventine with respect to a takeover proposal of Aventine. Such stockholders of Aventine agreed not to issue any press release or make public statements regarding the merger. Such stockholders of Aventine also agreed to exercise any drag-along rights in favor of the merger, pursuant to the Aventine Stockholders Agreement they are currently a party to.

Aventine stockholders that entered into the stockholders agreements have agreed to waive any and all dissenter’s rights or similar rights they may have in connection with the merger.

Nothing in the stockholders agreements limits or restricts any of the stockholders who are party to the agreements or any of their affiliates from acting in its capacity as an officer, director or employee of Aventine.

The stockholders agreements and the obligations of the parties thereunder shall terminate immediately, without any further action being required, upon the earlier of the closing date of the merger, any amendment to the merger agreement that reduces the consideration of such Aventine stockholders, the termination of the merger agreement according to its terms or by mutual consent of all the parties to the stockholders agreement. However, certain sections of the stockholders agreements will survive the termination including, if the merger is completed, the lock-up restrictions on the shares of Pacific Ethanol common stock described above.

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UNAUDITED PRO FORMA
COMBINED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined condensed balance sheet as of December 31, 2014 is presented as if the proposed merger had occurred as of December 31, 2014. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2014 is presented as if the merger had occurred on January 1, 2014. The pro forma consolidated financial statements of Pacific Ethanol and Aventine have been adjusted to reflect certain reclassifications in order to conform Aventine’s historical financial statement presentation to Pacific Ethanol’s financial statement presentation for the combined company.

The unaudited pro forma combined condensed financial statements give effect to the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standard Topic 805, Business Combinations, which we refer to as ASC 805, with Pacific Ethanol treated as the acquirer. As of the date of this filing, Pacific Ethanol has not completed the detailed valuation work necessary to arrive at the required estimates of the fair value of the Aventine assets to be acquired and the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Aventine’s accounting policies to Pacific Ethanol’s accounting policies. A final determination of the fair value of Aventine’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Aventine that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Pacific Ethanol upon the consummation of the merger will be determined based on the closing price per share of Pacific Ethanol common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of presenting the unaudited pro forma combined condensed financial statements. Pacific Ethanol estimated the fair value of Aventine’s assets and liabilities as of December 31, 2014 is based on preliminary valuation studies and due diligence. Until the merger is completed, both companies are limited in their ability to share certain information. Therefore, information necessary for the complete valuation is not currently available and, accordingly, management has used its best estimates based upon information currently available. Upon completion of the merger, final valuations will be performed based on the actual net tangible and intangible assets of Aventine that will exist on the date of the merger. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

Assumptions and estimates underlying the unaudited adjustments to the pro forma combined condensed financial statements are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma combined condensed financial statements. The historical consolidated financial statements have been adjusted in the unaudited pro forma combined condensed financial statements to give effect to pro forma events that are: (1) directly attributable to the merger; (2) factually supportable; and (3) with respect to the unaudited pro forma combined condensed statements of operations, expected to have a continuing impact on the combined results of Pacific Ethanol and Aventine following the merger.

In connection with the plan to integrate the operations of Pacific Ethanol and Aventine, Pacific Ethanol anticipates that non-recurring charges, such as costs associated with systems implementation, relocation expenses, severance and other costs related to closing the transaction, will be incurred. Pacific Ethanol is not able to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges could affect the combined results of operations of Pacific Ethanol and Aventine, as well as those of the combined company following the merger, in the period in which they are recorded. The unaudited pro forma combined condensed financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are non-recurring in nature and not factually supportable at the time that the unaudited pro forma combined condensed financial statements were prepared. Additionally, these adjustments do not give effect to any synergies that may be realized as a result of the merger, nor do they give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies.

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UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEETS

OF PACIFIC ETHANOL AND AVENTINE

As of December 31, 2014

(in thousands)

	Historical	Historical	Pro Forma		Pro Forma
	Pacific Ethanol	Aventine	Adjustments	Notes	Amounts
Cash and equivalents	$62,084	$33,250	$–		$95,334
Accounts receivable, net	34,612	20,353	–		54,965
Inventories	18,550	24,612	–		43,162
Prepaid inventory	11,595	–	–		11,595
Other current assets	12,710	14,408	–		27,118
Total current assets	139,551	92,623	–		232,174
Property and Equipment, net	155,302	217,830	88,970	(a)	462,102

Goodwill	–	–	50,545	(b)	50,545
Intangible assets	2,786	–	–		2,786
Other assets	1,863	3,724	–		5,587

Total other Assets	4,649	3,724	50,545		58,918
Total Assets	$299,502	$314,177	$139,515		$753,194
Accounts payable, trade	$13,122	$19,533	$–		$32,655
Accrued liabilities	6,203	4,643	4,700	(c)	15,546
Current portion of capital leases	4,077	–	–		4,077
Other current liabilities	2,045	8,540	–		10,585
Total current liabilities	25,447	32,716	4,700		62,863
Long-term debt-revolvers	17,530	19,060	–		36,590
Long-term debt-term debt	17,003	201,299	(62,656)	(d)	155,646
Warrant liabilities, at fair value	1,986	–	–		1,986
Capital leases-net of current portion	2,055	–	–		2,055
Deferred tax liabilities	17,040	2,078	31,140	(e)	50,258
Other liabilities	459	9,708	–		10,167
Total Liabilities	81,520	264,861	(26,816)		319,565
Preferred stock	1	–	–		1
Common stock	25	14	4	(f)	43
Additional paid-in capital	725,813	258,424	(41,295)	(f)	942,942
Accumulated other comprehensive income	–	(5,629)	5,629	(f)	–
Accumulated deficit	(512,332)	(203,493)	201,993	(f)	(513,832)
Total Pacific Ethanol equity	213,507	49,316	166,331		429,154
Non-controlling interest equity	4,475	–	–		4,475
Total Stockholders' Equity	217,982	49,316	166,331		433,629
Total Liabilities and Stockholders' Equity	$299,502	$314,177	$139,515		$753,194

The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements

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UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS

OF OPERATIONS OF PACIFIC ETHANOL AND AVENTINE

For the year ended December 31, 2014

(in thousands, except per share amounts)

	Historical	Historical	Pro Forma		Pro Forma
	Pacific Ethanol	Aventine	Adjustments	Notes	Amounts
Net revenues	$1,107,412	$588,028	$–		$1,695,440
Cost of goods sold	998,927	511,303	15,615	(g,i)	1,525,845
Gross profit	108,485	76,725	(15,615)		169,595
Selling, general and administrative expenses	17,108	31,388	1,034	(h)	49,530
Gain (loss) on derivative transactions	–	11,166	(11,166)	(g)	–
Other expense	–	2,634	(2,634)	(h)	–
Operating income (loss)	91,377	31,537	(2,849)		120,065
Fair value adjustments	(37,532)	–	–		(37,532)
Interest expense, net	(9,438)	(14,233)	(17,280)	(h,k)	(40,951)
Loss on extinguishment of debt	(2,363)	–	–		(2,363)
Other expense, net	(905)	(9)	–		(914)
Income before provision for income taxes and discontinued operations	41,139	17,295	(20,129)		38,305
Provision for income taxes	(15,137)	–	–		(15,137)
Net income before discontinued operations	26,002	17,295	(20,129)		23,168
Loss from discontinued operations	–	(731)	731	(l)	–
Net income attributed to noncontrolling interests	(4,713)	–	–		(4,713)
Net income attributed to Pacific Ethanol	21,289	16,564	(19,398)		18,455
Preferred dividends	(1,265)	–	–		(1,265)
Net income available to common stockholders	$20,024	$16,564	$(19,398)		$17,190
Net income per share, basic	$0.96				$0.45
Net income per share, diluted	$0.88				$0.43
Weighted-average shares outstanding, basic	20,810				38,565
Weighted-average shares outstanding, diluted	22,669				40,424

The accompanying notes are an integral part of these pro forma combined condensed consolidated financial statements

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NOTES TO UNAUDITED PRO FORMA
COMBINED CONDENSED FINANCIAL STATEMENTS

1.     Basis of Presentation

The unaudited pro forma combined condensed financial statements are prepared under the acquisition accounting method in accordance with ASC 805, with Pacific Ethanol treated as the acquirer. Under the acquisition accounting method, the total estimated purchase price allocation is calculated as described in Note 3. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates, and these estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. The final amounts recorded for the merger may differ materially from the information presented herein.

The unaudited pro forma combined condensed financial statements were prepared in accordance with GAAP and pursuant to Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of the combined companies based upon the historical information after giving effect to the merger and adjustments described in these Notes to the unaudited pro forma combined condensed financial statements. The unaudited pro forma combined condensed balance sheet is presented as if the merger had occurred on December 31, 2014; and the unaudited pro forma combined condensed statement of operations for the year ended December 31, 2014 is presented as if the merger had occurred on January 1, 2014.

Certain reclassifications have been made relative to Aventine’s historical financial statements to conform to the financial statement presentation of Pacific Ethanol. Such reclassifications are described in further detail in Note 4 to the unaudited pro forma combined condensed financial statements.

2.     Preliminary Estimated Purchase Price Consideration

Subject to the terms and conditions of the merger agreement, each outstanding share of Aventine common stock will be exchanged for 1.25 shares of common stock of Pacific Ethanol.

The merger agreement further provides for each Aventine stock option and restricted stock award that is outstanding and unexercised at the closing date to be assumed and converted into an option or award to purchase Pacific Ethanol common stock based on the 1.25 conversion ratio. The estimated value of the stock options and restricted stock awards assumed and converted based on closing price of Pacific Ethanol stock as of December 31, 2014 is not considered material.

The requirement to determine the final purchase price using the number of Aventine shares outstanding at the closing date and the closing price of Pacific Ethanol’s common stock as of the closing date could result in a total purchase price different from the price assumed in these unaudited pro forma combined condensed financial statements, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in these unaudited pro forma combined condensed financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed.

On May 1, 2015, Pacific Ethanol’s closing stock price was $12.23. Solely for purposes of these pro forma combined condensed financial statements, the stock price assumed for the total preliminary purchase price is $12.23. As a result, the estimated total preliminary purchase price was approximately $217.1 million. An increase (decrease) of 20% in the estimated Pacific Ethanol common stock price of $12.23 would increase (decrease) the consideration transferred and the purchase price by approximately $43.4 million. Such changes would be reflected in these unaudited pro forma combined condensed financial statements as an increase (decrease) to goodwill, respectively.

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For purposes of these unaudited pro forma combined condensed financial statements, the estimated purchase price has been allocated among Aventine’s tangible and intangible assets and liabilities based on their estimated fair value as of December 31, 2014. Based on a preliminary analysis, and after considering potential intangibles related to Aventine’s customer base, no material identifiable intangible assets or liabilities have been determined and as such, none have been included in the allocation of the preliminary estimated purchase price. In considering potential customer related assets and liabilities, Pacific Ethanol reviewed Aventine’s indexed- and fixed- price customer contracts in relation to market commodity prices, noting no material differences that may result in an asset/liability in the preliminary purchase price. These contracts are short-term in nature and may have expired by the closing date, at which time, the then current contracts will be considered for inclusion in the purchase price allocation.

The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the date of closing of the merger. Such final determination of the purchase price allocation may be significantly different from the preliminary estimates used in these unaudited pro forma combined condensed financial statements.

3.     Preliminary Estimated Purchase Price Allocation

The following allocation of the preliminary estimated purchase price assumes, with the exception of property and equipment, long-term debt and customer contracts, carrying values approximate fair value. Fair value of property and equipment is based on a preliminary valuation of similar historical transactions available. Fair value of long-term debt was based on the amount outstanding. No fair value has been determined for open customer contracts. Based upon these assumptions, the total purchase price consideration was allocated to Aventine’s assets and liabilities, as of December 31, 2014, as follows (in thousands):

Estimated Fair Value
Cash and Equivalents	$33,250
Accounts Receivable, net	20,353
Inventories	24,612
Other current assets	14,408
Total Current Assets	92,623

Property and Equipment, net	306,800

Other assets	3,724
Total Assets Acquired	$403,147

Accounts Payable, trade	$19,533
Accrued Liabilities	7,843
Other current liabilities	8,540
Total Current Liabilities	35,916

Long-term debt - Revolvers	19,060
Long-term debt - Term debt	138,643
Deferred tax liabilities	33,218
Other Liabilities	9,708
Total Liabilities Assumed	$236,545

Net Assets Acquired	$166,602
Goodwill	$50,545
Total Estimated Purchase Price	$217,147

The actual determination of the purchase price allocation on the closing date will be based on the actual net tangible and intangible assets of Aventine that will exist on the date of the merger and completion of the valuation of the fair value of such net assets.

233

Assets and liabilities for which initial accounting is incomplete

The preliminary property and equipment fair value estimate above is based primarily on a high-level review of similar recent market transactions and is subject to change. A final valuation will be more detailed in its analysis including a further review of recent market transactions with comparable assets and a discounted cash flow analysis of each facility based on market conditions and future operational assumptions and capital expenditures plans.

Preliminarily, no intangible assets or liabilities have been estimated due to Aventine’s contracts materially close to market prices. A final valuation may include either an asset or liability associated with any material out of market contract positions. Given that many of these contracts are short term in nature (less than 6 months) and duration, an assessment at this time would likely not be indicative of terms and purchase price allocation at the time of close.

The preliminary long-term debt fair value is based on the current interest rate and financing markets. A final valuation will consider interest rate and financing market factors and may increase or decrease the amount estimated on the long-term debt. Further, subsequent cash payments and/or payment-in-kind accruals will change the amount of Aventine debt outstanding at the closing, and as a result, the fair value of such long-term debt.

Pacific Ethanol anticipates that the ultimate purchase price allocation of balance sheet amounts such as current assets and liabilities, property and equipment, intangible assets and long-term assets and liabilities will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the acquired assets and assumed liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill if net assets acquired are less than purchase price. If net assets acquired exceed purchase price, residual amount will result in bargain purchase gain.

4.     Preliminary Pro Forma Financial Statement Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

Unaudited Pro Forma Combined Condensed Balance Sheet

(a)     To record the difference in book value and fair value of property and equipment acquired if net assets acquired are less than purchase price. If net assets acquired exceed purchase price, residual amount will result in bargain purchase gain. The step up in property and equipment relates primarily to the ethanol production facilities, which have a current estimated weighted average useful life of 20 years that will be depreciated on a straight-line basis. The amount of purchase price allocated to tangible assets, as well as the associated useful lives, may increase or decrease and could materially affect the amount of pro forma depreciation expense to be recorded in the pro forma combined condensed statements of operations.

(b)     Net assets acquired are less than total estimated purchase price, creating goodwill.

(c)     Reflects the pro forma adjustments to accrued transaction costs of Aventine of $3.2 million as part of the purchase price allocation and $1.5 million attributed to Pacific Ethanol’s estimated transaction costs, all of which are not included in the historical balance sheets at December 31, 2014.

(d)     Reflects the pro forma adjustments to long-term debt – term debt to amount outstanding. See Note (k) for more information.

(e)     Represents deferred income taxes on step up in fair value of plant and equipment at 35% statutory tax rate.

(f)     Represents the elimination of Aventine’s historical stockholders’ equity and the issuance of Pacific Ethanol’s common stock. The amounts adjusting APIC and Accumulated Deficit are as follows:

	APIC	Accumulated Deficit
Eliminate Aventine Historical Balance	$(258,424)	$203,493
Issuance of Pacific Ethanol common stock less par	$217,129	–
Transaction cost attributed to Pacific Ethanol	–	$(1,500)
Net Pro forma adjustment	$(41,295)	$201,993

234

Unaudited Pro Forma Combined Condensed Statements of Operations

Conforming Reclassifications Between Pacific Ethanol and Aventine:

The following reclassifications have been made to the presentation of Aventine’s historical consolidated financial statements to conform to Pacific Ethanol’s presentation:

(g)     Loss on derivative transactions is recorded in cost of goods sold for Pacific Ethanol and is being reclassed with respect to Aventine’s reported amounts, which was presented as a separate line within operating income (loss) in Aventine’s historical financial statements.

(h)     Other expense represents write-off of disposed assets.

Pro Forma Adjustments

(i)     Reflects pro forma adjustments to depreciation of property and equipment assuming the preliminary estimates of the fair value and estimated useful life of the asset as described in Note (a) and conforming classifications.

(j)     Represents the amount of transaction related costs recorded in the historical financials for Pacific Ethanol and Aventine.

(k)     Reflects adjustments to eliminate the impact of Aventine’s troubled debt restructuring accounting under ASC 470-60, Debt – Troubled Debt Restructurings by Debtors. Aventine restructured its debt in 2012. All gains related to the forgiveness of Aventine’s debt were deferred as the future cash outflows of the new debt exceeded the carrying amount of Aventine’s existing debt at that time. As payments were made interest expense was reduced.

(l)     Adjustment to present pro forma financials to income (loss) from continuing operations.

5.     Pro Forma Combined Net Income Per Share

The pro forma basic and diluted net income per share presented in the unaudited pro forma combined condensed statements of operations is computed based on the weighted-average number of shares outstanding (in thousands except per share data):

Year Ended
December 31, 2014

Pro Forma net income available to common stockholders, as combined	$17,190

Pacific Ethanol’s historical weighted-average shares, Basic	20,810
Shares expected to be issued in merger	17,755
Pro Forma weighted-average shares, Basic	38,565

Pro Forma net income per share, Basic	$0.45

Pacific Ethanol's historical weighted-average shares, Diluted	22,669
Shares expected to be issued in merger	17,755
Pro Forma weighted-average shares, Diluted	40,424

Pro Forma net income per share, Diluted	$0.43

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DESCRIPTION OF PACIFIC ETHANOL CAPITAL STOCK

Pacific Ethanol has summarized below the material terms of Pacific Ethanol’s capital stock. The following description of the material terms of the capital stock of Pacific Ethanol does not purport to be complete and is qualified in its entirety by reference to Pacific Ethanol’s Certificate of Incorporation and bylaws, each as amended to date, which documents are incorporated by reference as exhibits to the registration statement of which this joint proxy statement/prospectus is a part, and the applicable provisions of the DGCL. All references within this section to common stock mean the common stock of Pacific Ethanol unless otherwise noted.

Authorized and Outstanding Capital Stock

Pacific Ethanol’s authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share, 20,000,000 shares of non-voting common stock (assuming the stockholders of Pacific Ethanol approve the proposed amendment to Pacific Ethanol’s Certificate of Incorporation creating a class of non-voting common stock), $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share, of which 1,684,375 shares are designated as Series A Cumulative Redeemable Convertible Preferred Stock (sometimes referred to as the Series A Preferred Stock), and 1,580,790 shares are designated as Series B Preferred Stock. As of May 1, 2015, there were 24,658,394 shares of common stock, no shares of non-voting common stock, no shares of Series A Preferred Stock and 926,942 shares of Series B Preferred Stock issued and outstanding. On June 8, 2011, Pacific Ethanol effected a one-for-seven reverse split of Pacific Ethanol’s common stock. On May 14, 2013, Pacific Ethanol effected a one-for-fifteen reverse split of Pacific Ethanol’s common stock. All share information contained in this joint prospectus statement/prospectus reflects the effects of these reverse stock splits. The following description of Pacific Ethanol’s capital stock does not purport to be complete and should be reviewed in conjunction with Pacific Ethanol’s certificate of incorporation, including Pacific Ethanol’s Certificate of Designations, Powers, Preferences and Rights of the Series A Preferred Stock (sometimes referred to as the Pacific Ethanol Series A Certificate of Designations), the Pacific Ethanol Series B Certificate of Designations, and Pacific Ethanol’s bylaws.

Common Stock

All outstanding shares of Pacific Ethanol’s common stock are fully paid and nonassessable. The following summarizes the rights of holders of Pacific Ethanol’s common stock:

•	each holder of common stock is entitled to one vote per share on all matters to be voted upon generally by the stockholders;

•	subject to preferences that may apply to shares of preferred stock issued and outstanding, the holders of common stock are entitled to receive lawful dividends as may be declared by the board of directors of Pacific Ethanol;

•	upon liquidation, dissolution or winding up of Pacific Ethanol, the holders of shares of common stock and non-voting common stock are entitled to receive a pro rata portion of all of Pacific Ethanol’s assets remaining for distribution after satisfaction of all its liabilities and the payment of any liquidation preference of any outstanding preferred stock;

•	there are no redemption or sinking fund provisions applicable to Pacific Ethanol’s common stock; and

•	there are no preemptive or conversion rights applicable to Pacific Ethanol’s common stock.

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Transfer Agent and Registrar

The transfer agent and registrar for Pacific Ethanol’s common stock is American Stock Transfer & Trust Company, LLC. Its telephone number is (718) 921-8200.

Listing of Common Stock

Pacific Ethanol’s common stock is listed on The NASDAQ Capital Market under the symbol “PEIX”.

Non-Voting Common Stock

The rights and preferences of shares of Pacific Ethanol’s non-voting common will be substantially the same in all respects to the rights and preferences of shares of Pacific Ethanol’s common stock, except that (i) the holders of shares of non-voting common stock will not be entitled to vote, (ii) shares of non-voting common stock are convertible into shares of common stock, and (iii) non-voting common stock will not be listed on any stock exchange including The NASDAQ Capital Market.

The following summarizes the expected rights of holders of Pacific Ethanol’s non-voting common stock:

•	a holder of non-voting common stock will not be entitled to vote on any matter submitted to a vote of the stockholders, provided that such holders shall be entitled to prior notice of, and to attend and observe, all meetings of the stockholders;

•	subject to preferences that may apply to shares of preferred stock issued and outstanding, the holders of non-voting common stock will be entitled to receive lawful dividends as may be declared by the Pacific Ethanol Board on parity in all respects with the holders of common stock, provided that if the holders of common stock become entitled to receive a divided or distribution of shares of common stock, holders of non-voting common stock shall receive, in lieu of the shares of common stock, an equal number of shares of non-voting common stock;

•	upon liquidation, dissolution or winding up of Pacific Ethanol, the holders of shares of common stock and non-voting common stock will be entitled to receive a pro rata portion of all of Pacific Ethanol’s assets remaining for distribution after satisfaction of all its liabilities and the payment of any liquidation preference of any outstanding preferred stock;

•	there will be no redemption or sinking fund provisions applicable to Pacific Ethanol’s non-voting common stock; and

•	there will be no preemptive rights applicable to Pacific Ethanol’s non-voting common stock.

Conversion

Each share of non-voting common stock will be convertible at the option of the holder into one share of Pacific Ethanol’s common stock at any time. The conversion price will be subject to customary adjustment for stock splits, stock combinations, stock dividends, mergers, consolidations, reorganizations, share exchanges, reclassifications, distributions of assets and issuances of convertible securities, and the like.

237

No shares of non-voting common stock may be converted into common stock if the holder of such shares or any of its affiliates would, after such conversion, beneficially own in excess of 9.99% of Pacific Ethanol’s outstanding shares of common stock (sometimes referred to as the Blocker). The Blocker applicable to the conversion of shares of non-voting common stock may be raised or lowered at the option of the holder to any percentage not in excess of 9.99%, except that any increase will only be effective upon 61-days’ prior notice to Pacific Ethanol.

When shares of non-voting common stock cease to be held by the initial holder or an affiliate of an initial holder of such shares, such shares shall automatically convert into one share of Pacific Ethanol’s common stock.

Preferred Stock

The Pacific Ethanol Board is authorized to issue from time to time, in one or more designated series, any or all of Pacific Ethanol’s authorized but unissued shares of preferred stock with dividend, redemption, conversion, exchange, voting and other provisions as may be provided in that particular series. The issuance need not be approved by Pacific Ethanol’s common stockholders and need only be approved by holders, if any, of Pacific Ethanol’s Series A Preferred Stock and Series B Preferred Stock if, as described below, the shares of preferred stock to be issued have preferences that are senior to or on parity with those of Pacific Ethanol’s Series A Preferred Stock and Series B Preferred Stock.

The rights of the holders of Pacific Ethanol’s common stock, non-voting common stock, Series A Preferred Stock and Series B Preferred Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching the Pacific Ethanol Board and making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of Pacific Ethanol’s outstanding voting stock. The following is a summary of the terms of the Series A Preferred Stock and the Series B Preferred Stock.

Series B Preferred Stock

As of May 1, 2015, 926,942 shares of Series B Preferred Stock were issued and outstanding and an aggregate of 1,419,210 shares of Series B Preferred Stock had been converted into shares of Pacific Ethanol’s common stock. The converted shares of Series B Preferred Stock have been returned to undesignated preferred stock. A balance of 653,848 shares of Series B Preferred Stock remains authorized for issuance.

Rank and Liquidation Preference

Shares of Series B Preferred Stock rank prior to shares of Pacific Ethanol’s common stock and non-voting common stock as to distribution of assets upon liquidation events, which include a liquidation, dissolution or winding up of Pacific Ethanol, whether voluntary or involuntary. The liquidation preference of each share of Series B Preferred Stock is equal to $19.50 (sometimes referred to as the Series B Issue Price), plus any accrued but unpaid dividends on the Series B Preferred Stock. If assets remain after the amounts are distributed to the holders of Series B Preferred Stock, the assets shall be distributed pro rata, on an as-converted to common stock basis, to the holders of Pacific Ethanol’s common stock, non-voting common stock and Series B Preferred Stock. The written consent of a majority of the issued and outstanding shares of Series B Preferred Stock is required before Pacific Ethanol can authorize the issuance of any class or series of capital stock that ranks senior to or on parity with shares of Series B Preferred Stock.

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Dividend Rights

As long as shares of Series B Preferred Stock remain outstanding, each holder of shares of Series B Preferred Stock is entitled to receive, and shall be paid quarterly in arrears, in cash out of funds legally available therefor, cumulative dividends, in an amount equal to 7.0% of the Series B Issue Price per share per annum with respect to each share of Series B Preferred Stock. The dividends may, at Pacific Ethanol’s option, be paid in shares of Series B Preferred Stock valued at the Series B Issue Price. In the event Pacific Ethanol declares, orders, pays or makes a dividend or other distribution on Pacific Ethanol’s common stock, other than a dividend or distribution made in common stock, the holders of the Series B Preferred Stock shall be entitled to receive with respect to each share of Series B Preferred Stock held, any dividend or distribution that would be received by a holder of the number of shares of Pacific Ethanol’s common stock into which the Series B Preferred Stock is convertible on the record date for the dividend or distribution.

The Series B Preferred Stock ranks pari passu with respect to dividends and liquidation rights with the Series A Preferred Stock and pari passu with respect to any class or series of capital stock specifically ranking on parity with the Series B Preferred Stock.

Optional Conversion Rights

Each share of Series B Preferred Stock is convertible at the option of the holder into shares of Pacific Ethanol’s common stock at any time. Each share of Series B Preferred Stock is convertible into the number of shares of common stock as calculated by multiplying the number of shares of Series B Preferred Stock to be converted by the Series B Issue Price, and dividing the result thereof by the Conversion Price. The “Conversion Price” was initially $682.50 per share of Series B Preferred Stock, subject to adjustment; therefore, each share of Series B Preferred Stock was initially convertible into 0.03 shares of common stock, which number is equal to the quotient of the Series B Issue Price of $19.50 divided by the initial Conversion Price of $682.50 per share of Series B Preferred Stock. Accrued and unpaid dividends are to be paid in cash upon any conversion.

Mandatory Conversion Rights

In the event of a Transaction which will result in an internal rate of return to holders of Series B Preferred Stock of 25% or more, each share of Series B Preferred Stock shall, concurrently with the closing of the Transaction, be converted into shares of common stock. A “Transaction” is defined as a sale, lease, conveyance or disposition of all or substantially all of Pacific Ethanol’s capital stock or assets or a merger, consolidation, share exchange, reorganization or other transaction or series of related transactions (whether involving Pacific Ethanol or a subsidiary of Pacific Ethanol) in which the stockholders immediately prior to the transaction do not retain a majority of the voting power in the surviving entity. Any mandatory conversion will be made into the number of shares of common stock determined on the same basis as the optional conversion rights above. Accrued and unpaid dividends are to be paid in cash upon any conversion.

No shares of Series B Preferred Stock will be converted into common stock on a mandatory basis unless at the time of the proposed conversion Pacific Ethanol has on file with the Securities and Exchange Commission an effective registration statement with respect to the shares of common stock issued or issuable to the holders on conversion of the Series B Preferred Stock then issued or issuable to the holders and the shares of common stock are eligible for trading on The NASDAQ Capital Market (or approved by and listed on a stock exchange approved by the holders of 66 2/3% of the then outstanding shares of Series B Preferred Stock).

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Conversion Price Adjustments

The Conversion Price is subject to customary adjustment for stock splits, stock combinations, stock dividends, mergers, consolidations, reorganizations, share exchanges, reclassifications, distributions of assets and issuances of convertible securities, and the like. The Conversion Price is also subject to downward adjustments if Pacific Ethanol issues shares of common stock or securities convertible into or exercisable for shares of common stock, other than specified excluded securities, at per share prices less than the then effective Conversion Price. In this event, the Conversion Price shall be reduced to the price determined by dividing (i) an amount equal to the sum of (a) the number of shares of common stock outstanding immediately prior to the issue or sale multiplied by the then existing Conversion Price, and (b) the consideration, if any, received by Pacific Ethanol upon such issue or sale, by (ii) the total number of shares of common stock outstanding immediately after the issue or sale. For purposes of determining the number of shares of common stock outstanding as provided in clauses (i) and (ii) above, the number of shares of common stock issuable upon conversion of all outstanding shares of Series B Preferred Stock, and the exercise of all outstanding securities convertible into or exercisable for shares of common stock, will be deemed to be outstanding.

The Conversion Price will not be adjusted in the case of the issuance or sale of the following: (i) securities issued to Pacific Ethanol’s employees, officers or directors or options to purchase common stock granted by Pacific Ethanol to its employees, officers or directors under any option plan, agreement or other arrangement duly adopted by Pacific Ethanol and the grant of which is approved by the compensation committee of the Pacific Ethanol Board; (ii) the Series B Preferred Stock and any common stock issued upon conversion of the Series B Preferred Stock; (iii) securities issued on the conversion of any convertible securities, in each case, outstanding on the date of the filing of the Pacific Ethanol Series B Certificate of Designations; and (iv) securities issued in connection with a stock split, stock dividend, combination, reorganization, recapitalization or other similar event for which adjustment is made in accordance with the foregoing.

Voting Rights and Protective Provisions

The Series B Preferred Stock votes together with all other classes and series of Pacific Ethanol’s voting stock as a single class on all actions to be taken by Pacific Ethanol’s stockholders (giving effect to the Preferred Voting Ratio). Each share of Series B Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of common stock into which each share of Series B Preferred Stock is convertible on all matters to be voted on by Pacific Ethanol’s stockholders, however, the number of votes for each share of Series B Preferred Stock may not exceed the number of shares of common stock into which each share of Series B Preferred Stock would be convertible if the applicable Conversion Price were $682.50 (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting the shares).

Pacific Ethanol is not permitted, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting as a separate class, to:

•	increase or decrease the total number of authorized shares of Series B Preferred Stock or the authorized shares of Pacific Ethanol’s common stock reserved for issuance upon conversion of the Series B Preferred Stock (except as otherwise required by Pacific Ethanol’s Certificate of Incorporation or the Pacific Ethanol Series B Certificate of Designations);

•	increase or decrease the number of authorized shares of preferred stock or common stock (except as otherwise required by Pacific Ethanol’s Certificate of Incorporation or the Pacific Ethanol Series B Certificate of Designations);

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•	alter, amend, repeal, substitute or waive any provision of Pacific Ethanol’s Certificate of Incorporation or Pacific Ethanol’s bylaws, so as to affect adversely the voting powers, preferences or other rights, including the liquidation preferences, dividend rights, conversion rights, redemption rights or any reduction in the stated value of the Series B Preferred Stock, whether by merger, consolidation or otherwise;

•	authorize, create, issue or sell any securities senior to or on parity with the Series B Preferred Stock or securities that are convertible into securities senior to or on parity the Series B Preferred Stock with respect to voting, dividend, liquidation or redemption rights, including subordinated debt;

•	authorize, create, issue or sell any securities junior to the Series B Preferred Stock other than common stock or securities that are convertible into securities junior to Series B Preferred Stock other than common stock with respect to voting, dividend, liquidation or redemption rights, including subordinated debt;

•	authorize, create, issue or sell any additional shares of Series B Preferred Stock other than the Series B Preferred Stock initially authorized, created, issued and sold, Series B Preferred Stock issued as payment of dividends and Series B Preferred Stock issued in replacement or exchange therefore;

•	engage in a Transaction that would result in an internal rate of return to holders of Series B Preferred Stock of less than 25%;

•	declare or pay any dividends or distributions on Pacific Ethanol’s capital stock in a cumulative amount in excess of the dividends and distributions paid on the Series B Preferred Stock in accordance with the Pacific Ethanol Series B Certificate of Designations;

•	authorize or effect the voluntary liquidation, dissolution, recapitalization, reorganization or winding up of Pacific Ethanol’s business; or

•	purchase, redeem or otherwise acquire any of Pacific Ethanol’s capital stock other than Series B Preferred Stock, or any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Pacific Ethanol’s capital stock or securities convertible into or exchangeable for Pacific Ethanol’s capital stock.

Reservation of Shares

Pacific Ethanol initially was required to reserve 200,000 shares of common stock for issuance upon conversion of shares of Series B Preferred Stock and is required to maintain a sufficient number of reserved shares of common stock to allow for the conversion of all shares of Series B Preferred Stock.

Series A Preferred Stock

As of May 1, 2015, no shares of Series A Preferred Stock were issued and outstanding and an aggregate of 5,315,625 shares of Series A Preferred Stock had been converted into shares of Pacific Ethanol’s common stock and returned to undesignated preferred stock. A balance of 1,684,375 shares of Series A Preferred Stock remain authorized for issuance. The rights and preferences of the Series A Preferred Stock are substantially the same as the Series B Preferred Stock, except as follows:

•	the Series A Issue Price, on which the Series A Preferred Stock liquidation preference is based, is $16.00 per share;

•	dividends accrue and are payable at a rate per annum of 5.0% of the Series A Issue Price per share;

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•	each share of Series A Preferred Stock is convertible at a rate equal to the Series A Issue Price divided by an initial Conversion Price of $840.00 per share;

•	holders of the Series A Preferred Stock have a number of votes equal to the number of shares of common stock into which each share of Series A Preferred Stock is convertible on all matters to be voted on by Pacific Ethanol’s stockholders, voting together as a single class; provided, however, that the number of votes for each share of Series A Preferred Stock shall not exceed the number of shares of common stock into which each share of Series A Preferred Stock would be convertible if the applicable Conversion Price were $943.95 (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting the shares); and

•	Pacific Ethanol is not permitted, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock voting as a separate class, to:

o	change the number of members of the Pacific Ethanol Board to be more than nine members or less than seven members;

o	effect any material change in Pacific Ethanol’s industry focus or that of Pacific Ethanol’s subsidiaries, considered on a consolidated basis;

o	authorize or engage in, or permit any subsidiary to authorize or engage in, any transaction or series of transactions with one of Pacific Ethanol’s or Pacific Ethanol’s subsidiaries’ current or former officers, directors or members with value in excess of $100,000, excluding compensation or the grant of options approved by Pacific Ethanol’s board of directors; or

o	authorize or engage in, or permit any subsidiary to authorize or engage in, any transaction with any entity or person that is affiliated with any of Pacific Ethanol’s or Pacific Ethanol’s subsidiaries’ current or former directors, officers or members, excluding any director nominated by the initial holder of the Series B Preferred Stock.

Preemptive Rights

Holders of Pacific Ethanol’s Series A Preferred Stock have preemptive rights to purchase a pro rata portion of all capital stock or securities convertible into capital stock that Pacific Ethanol issues, sells or exchanges, or agrees to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange. Pacific Ethanol must deliver each holder of its Series A Preferred Stock a written notice of any proposed or intended issuance, sale or exchange of capital stock or securities convertible into capital stock which must include a description of the securities and the price and other terms upon which they are to be issued, sold or exchanged together with the identity of the persons or entities (if known) to which or with which the securities are to be issued, sold or exchanged, and an offer to issue and sell to or exchange with the holder of the Series A Preferred Stock the holder’s pro rata portion of the securities, and any additional amount of the securities should the other holders of Series A Preferred Stock subscribe for less than the full amounts for which they are entitled to subscribe. In the case of a public offering of Pacific Ethanol’s common stock for a purchase price of at least $12.00 per share and a total gross offering price of at least $50 million, the preemptive rights of the holders of the Series A Preferred Stock shall be limited to 50% of the securities. Holders of Pacific Ethanol’s Series A Preferred Stock have a 30 day period during which to accept the offer. Pacific Ethanol will have 90 days from the expiration of this 30 day period to issue, sell or exchange all or any part of the securities as to which the offer has not been accepted by the holders of the Series A Preferred Stock, but only as to the offerees or purchasers described in the offer and only upon the terms and conditions that are not more favorable, in the aggregate, to the offerees or purchasers or less favorable to Pacific Ethanol than those contained in the offer.

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The preemptive rights of the holders of the Series A Preferred Stock shall not apply to any of the following securities: (i) securities issued to Pacific Ethanol’s employees, officers or directors or options to purchase common stock granted by Pacific Ethanol to its employees, officers or directors under any option plan, agreement or other arrangement duly adopted by Pacific Ethanol and the grant of which is approved by the compensation committee of the Pacific Ethanol Board; (ii) the Series A Preferred Stock and any common stock issued upon conversion of the Series A Preferred Stock; (iii) securities issued on the conversion of any convertible securities, in each case, outstanding on the date of the filing of the Pacific Ethanol Series A Certificate of Designations; (iv) securities issued in connection with a stock split, stock dividend, combination, reorganization, recapitalization or other similar event for which adjustment is made in accordance with the Pacific Ethanol Series A Certificate of Designations; and (v) the issuance of Pacific Ethanol’s securities issued for consideration other than cash as a result of a merger, consolidation, acquisition or similar business combination by Pacific Ethanol approved by the Pacific Ethanol Board.

Warrants

As of May 1, 2015, Pacific Ethanol had outstanding warrants to purchase 813,847 shares of its common stock at exercise prices ranging from $6.09 to $735.00 per share. These outstanding warrants consist of warrants to purchase an aggregate of 210,503 shares of common stock at an exercise price of $6.09 per share expiring in 2017, warrants to purchase an aggregate of 431,670 shares of common stock at an exercise price of $8.85 per share expiring in 2015, warrants to purchase an aggregate of 138,154 shares of common stock at an exercise price of $8.43 per share expiring in 2016 and warrants to purchase an aggregate of 33,520 shares of common stock at an exercise price of $735.00 per share expiring in 2018.

Options

As of May 1, 2015, Pacific Ethanol had outstanding options to purchase an aggregate of 241,475 shares of its common stock at exercise prices ranging from $3.74 to $871.50 per share issued under Pacific Ethanol’s 2004 Stock Option Plan and 2006 Stock Incentive Plan.

Anti-Takeover Effects of Delaware Law and Pacific Ethanol’s Certificate of Incorporation and Bylaws

A number of provisions of Delaware law, Pacific Ethanol’s certificate of incorporation and Pacific Ethanol’s bylaws contain provisions that could have the effect of delaying, deferring and discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Pacific Ethanol to first negotiate with Pacific Ethanol’s board of directors. Pacific Ethanol believes that the benefits of increased protection of Pacific Ethanol’s potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire Pacific Ethanol because negotiation of these proposals could result in an improvement of their terms.

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Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for the Pacific Ethanol Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Pacific Ethanol.

Delaware Anti-Takeover Statute

Pacific Ethanol is subject to the provisions of Section 203 of the DGCL (sometimes referred to as Section 203) regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under specified circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the outstanding voting stock owned by the stockholder) (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. Pacific Ethanol expects the existence of this provision to have an anti-takeover effect with respect to transactions the Pacific Ethanol Board does not approve in advance. Pacific Ethanol also anticipates that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, Pacific Ethanol’s Certificate of Incorporation and Pacific Ethanol’s bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Pacific Ethanol’s common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in Pacific Ethanol’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

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COMPARISON OF RIGHTS OF PACIFIC ETHANOL AND AVENTINE STOCKHOLDERS

Both Pacific Ethanol and Aventine are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. Before the consummation of the merger, the rights of holders of Aventine common stock are also governed by the fourth amended and restated Certificate of Incorporation of Aventine and the second amended and restated bylaws of Aventine. After the consummation of the merger, Aventine stockholders will become stockholders of Pacific Ethanol, and their rights will be governed by the DGCL, the Certificate of Incorporation of Pacific Ethanol, as amended, and the bylaws of Pacific Ethanol.

The following is a summary of the material differences between the rights of Pacific Ethanol stockholders and the rights of Aventine stockholders. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Pacific Ethanol and Aventine stockholders and is qualified in its entirety by reference to the DGCL and the various documents of Pacific Ethanol and Aventine that we refer to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Aventine and being a stockholder of Pacific Ethanol. Pacific Ethanol has filed its documents referred to herein with the Securities and Exchange Commission. Each of Pacific Ethanol and Aventine will send copies of these documents to you upon your request. See “Where You Can Find More Information.”

Pacific Ethanol Stockholder Rights	Aventine Stockholder Rights

Authorized Capital Stock

Pacific Ethanol is authorized to issue:	Aventine is authorized to issue:

• 300,000,000 shares of common stock, of which 24,658,394 were issued and outstanding as of May 1, 2015.	• 15,000,000 shares of common stock, of which 14,204,240 were issued and outstanding as of May 1, 2015.

• 20,000,000 shares of non-voting common stock, of which none were issued and outstanding as of May 1, 2015 (assuming the stockholders of Pacific Ethanol approve the proposed amendment to Pacific Ethanol’s Certificate of Incorporation creating a class of non-voting common stock).	• 5,000,000 shares of preferred stock, of which none are issued and outstanding. The Aventine Board is authorized to issue the preferred stock in one or more series.

• 10,000,000 shares of preferred stock, of which 926,942 shares designated as Series B preferred stock were issued and outstanding as of May 1, 2015.

The Pacific Ethanol Board is authorized to issue the preferred stock in one or more series.

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Pacific Ethanol Stockholder Rights	Aventine Stockholder Rights

Voting Rights

Under Pacific Ethanol’s bylaws, at any meeting of Pacific Ethanol stockholders, each stockholder is entitled to vote in person or by and proxy and shall have one vote for each share of voting stock held by such stockholder.	Under Aventine’s fourth amended and restated Certificate of Incorporation and second amended and restated bylaws, at any meeting of Aventine stockholders, each stockholder is entitled to vote in person or by and proxy and shall have one vote for each share having voting power held by such stockholder.

Quorum

Under Pacific Ethanol’s bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except where otherwise provided by statute, the Certificate of Incorporation or the bylaws.	Under Aventine’s bylaws, except as otherwise provided by applicable law, the Certificate of Incorporation or the bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of Aventine representing a majority of the voting power of all outstanding shares of capital stock of Aventine entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Stockholder Rights Plans

Pacific Ethanol is not a party to a rights plan.	Aventine is not a party to a rights plan.

Number of Directors

The Pacific Ethanol bylaws provide that the Pacific Ethanol Board must consist of seven directors, until changed by resolutions of the Pacific Ethanol Board.

Currently, there are seven directors on the Pacific Ethanol Board. After the merger, the Pacific Ethanol Board will comprise the current members of the Pacific Ethanol Board and two directors nominated by the majority of Aventine stockholders.

The Aventine fourth amended and restated Certificate of Incorporation and bylaws provide that the board of directors must consist of five directors; provided, however, that the number of directors may be modified from time to time exclusively by the board pursuant to a resolution adopted by at least 66⅔% of the Aventine Board.

Filling Vacancies on the Board of Directors

Under Pacific Ethanol’s Certificate of Incorporation and bylaws, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum.	Under Aventine’s fourth amended and restated Certificate of Incorporation, newly created directorships resulting from an increase in the number of directors and any vacancies on the board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the directors then in office that are not officers, employees or members of Aventine’s management team, even if less than a quorum.

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Pacific Ethanol Stockholder Rights	Aventine Stockholder Rights

Removal of Directors

Under Pacific Ethanol’s bylaws, any director, or the entire Pacific Ethanol Board may be removed at any time, but only for cause. The removal shall be accomplished by the affirmative vote, at a special meeting of stockholders called for that purpose, of the holders of at least a majority of the issued and outstanding shares entitled to vote at an election for directors.

Under Pacific Ethanol’s bylaws, the Pacific Ethanol Board or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the issued and outstanding shares entitled to vote on such removal; provided, however, that unless the entire Pacific Ethanol Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election at which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

Under Aventine’s fourth amended and restated Certificate of Incorporation, any and all of the directors may be removed from office at any time, with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of Aventine entitled to vote in the election of directors, voting together as a single class.

Director Nominations by Stockholders

Nominations of persons for election to the Pacific Ethanol Board by the stockholders may be made at any meeting of stockholders only (a) pursuant to Pacific Ethanol’s notice of meeting, (b) by or at the direction of the Pacific Ethanol Board or (c) by any stockholder of Pacific Ethanol who was a stockholder of record at the time of giving of notice provided for in Pacific Ethanol’s bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the bylaws; provided that stockholder nominations of persons for election to the Pacific Ethanol Board at a special meeting may only be made if the Pacific Ethanol Board has determined that directors are to be elected at the special meeting.

For nominations to be properly brought before a meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of Pacific Ethanol. To be timely, a stockholder’s notice must be delivered to the secretary of Pacific Ethanol not later than: (A) in the case of an annual meeting, the close of business on the 45th day before the first anniversary of the date on which Pacific Ethanol first mailed its proxy materials for the prior year’s annual meeting of stockholders; provided, however, that if the date of the meeting has changed more than 30 days from the date of the prior year’s meeting, then in order for the stockholder’s notice to be timely it must be delivered to the secretary of Pacific Ethanol a reasonable time before Pacific Ethanol mails its proxy materials for the current year’s meeting; provided further, that for purposes of the preceding sentence, a “reasonable time” shall conclusively be deemed to coincide with any adjusted deadline publicly announced by Pacific Ethanol pursuant to Rule 14a-5(f) or otherwise; and (B) in the case of a special meeting, the close of business on the 7th day following the day on which public announcement is first made of the date of the special meeting. In no event shall the public announcement of an adjournment of a meeting of stockholders commence a new time period for the giving of a stockholder’s notice as described above.

Nominations of persons for election to the board of Aventine at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in Aventine’s notice of such special meeting, may be made (i) by or at the direction of the board or (ii) by any stockholder of the Aventine (x) who is a stockholder of record on the date of the giving of the notice provided for in the Aventine bylaws and who is entitled to vote in the election of directors at such meeting and (y) who complies with the notice procedures set forth in the bylaws (unless such notice procedures are otherwise waived.

For a nomination to be made by a stockholder, such stockholder must have given timely notice in proper written form to the Secretary of Aventine. To be timely, a stockholder’s notice with respect to such nominations must be received by the Secretary at the principal executive offices of Aventine (i) in the case of an annual meeting, not later than the close of business on the 20th day nor earlier than the opening of business on the 60th day before the anniversary date of the immediately preceding annual meeting of stockholders; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day nor earlier than the 30th day following the day on which a public announcement of the date of the special meeting is first made by Aventine. The public announcement of an adjournment or postponement of an annual meeting or special meeting shall not commence a new time period for the giving of a stockholder’s notice.

These nominating notice requirements may be waived by holders of at least a majority of the voting power of all then outstanding shares of capital stock of Aventine entitled to vote generally in the election of directors, voting together as a single class, by written consent without prior board approval.

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Pacific Ethanol Stockholder Rights	Aventine Stockholder Rights

Such stockholder’s notice shall set forth as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-11 thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder, as they appear on Pacific Ethanol’s books, and of such beneficial owner, (ii) the class and number of shares of Pacific Ethanol that are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of stock of Pacific Ethanol entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (X) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Pacific Ethanol’s outstanding capital stock required to elect the nominee and/or (Y) otherwise to solicit proxies from stockholders in support of such nomination.

Stockholder Proposals

At an annual or special meeting of the stockholders, only business properly brought before the meeting will be conducted. Proposal of business to be considered by the stockholders may be made at any meeting of stockholders only (a) pursuant to Pacific Ethanol’s notice of meeting, (b) by or at the direction of the Pacific Ethanol Board or (c) by any stockholder of Pacific Ethanol who was a stockholder of record at the time of giving of notice provided for in these bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in Pacific Ethanol’s bylaws. In addition, the stockholder must comply with all notice procedures in Pacific Ethanol’s bylaws.

To be properly brought before an annual meeting, the business must be (i) specified in Aventine’s notice of meeting given by or at the direction of the board, (ii) otherwise properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by any stockholder of Aventine (x) who is a stockholder of record on the date of the giving of the notice and who is entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in Aventine’s bylaws.

Special meetings of stockholders, for any purpose or purposes, may be called only by (i) the Chairman of the Board, (ii) the Chief Executive Officer, (iii) the board pursuant to a resolution adopted by a majority of the entire board, or (iv) a request of the holders of at least 35% of the voting power of all then outstanding shares of capital stock of Aventine entitled to vote generally in the election of directors. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Aventine’s notice of meeting.

Stockholders must comply with all notice procedures in Aventine’s bylaws.

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Pacific Ethanol Stockholder Rights	Aventine Stockholder Rights

Stockholder Action by Written Consent

Any action required or which may be taken at any annual or special meeting of stockholders of Pacific Ethanol may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to Pacific Ethanol.

Any action by the stockholders of Aventine may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amendments to Certificate of Incorporation

Pacific Ethanol’s Certificate of Incorporation provides that the corporation may amend, alter, change or repeal any provision contained in the Certificate of Incorporation in the manner prescribed by statute. Under Delaware law, an amendment to a Certificate of Incorporation generally requires the approval of the board of directors and the approval of the holders of a majority of the issued and outstanding stock entitled to vote upon the proposed amendment.	Aventine’s Certificate of Incorporation may be amended as provided by statute; provided however, that certain sections of the Certificate of Incorporation may only be amended by an affirmative vote of the holders of at least 66 ⅔% of the shares of the then outstanding shares of common stock, voting as a single class. Under Delaware law, an amendment to a Certificate of Incorporation generally requires the approval of the board of directors and the approval of the holders of a majority of the issued and outstanding stock entitled to vote upon the proposed amendment.

Bylaw Amendments

The Pacific Ethanol Board is expressly authorized to make, alter, amend or repeal the bylaws. In addition, the bylaws may be amended, altered or repealed, and new bylaws may be adopted, by the stockholders entitled to vote.	Aventine’s board shall have the power to adopt, amend, alter or repeal the bylaws; provided, however, that certain sections of the bylaws may only be amended, altered or repealed by the affirmative vote of at least 66⅔% of the entire board. Subject to the foregoing, the affirmative vote of a majority of the entire board shall be required to adopt, amend, alter or repeal the bylaws. The bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of Aventine entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the bylaws; provided further that the affirmative vote of the holders of at least 66⅔% of the shares of all then outstanding shares of common stock of Aventine voting together as a single class, shall be required to amend certain sections of the bylaws.

249

Pacific Ethanol Stockholder Rights	Aventine Stockholder Rights

Special Meetings of Stockholders

Special meetings of the stockholders of Pacific Ethanol for any purpose or purposes, unless otherwise prescribed by law, may be called by the Pacific Ethanol Board, the chairman of the board, the chief executive officer or president (in the absence of a chief executive officer), and shall be called by the secretary of Pacific Ethanol at the request in writing by holders of not less than 10% of the total voting power of all outstanding securities of Pacific Ethanol then entitled to vote.

If a special meeting is called by any person or persons other than the Pacific Ethanol Board, chief executive officer, president or the chairman of the board, then the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the secretary of Pacific Ethanol. The secretary shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with Pacific Ethanol’s bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders.

Except as otherwise required by applicable law, special meetings of stockholders of Aventine, for any purpose or purposes, may be called only by (i) the Chairman of the board, (ii) the Chief Executive Officer, (iii) the board pursuant to a resolution adopted by a majority of the entire board, or (iv) a request of the holders of at least 35% of the voting power of all then outstanding shares of capital stock of Aventine entitled to vote generally in the election of directors. Special meetings of stockholders shall be held at such place and time and on such date as shall be determined by the person calling the special meeting and stated in Aventine’s notice of the meeting, provided that the board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication.

Limitation of Personal Liability of Directors

The Pacific Ethanol Certificate of Incorporation, as amended, eliminates personally liable of a director to Pacific Ethanol and its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for a breach of the director’s duty of loyalty to Pacific Ethanol or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived any improper personal benefit. The Pacific Ethanol Certificate of Incorporation further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Pacific Ethanol shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Aventine fourth amended and restated Certificate of Incorporation eliminates the personal liability of a director to Aventine and its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL. The Aventine Certificate of Incorporation further provides that if the DGCL is amended to authorize corporate action further limiting or eliminating the liability of directors, then the liability of a director to Aventine or its stockholders shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended.

250

Pacific Ethanol Stockholder Rights	Aventine Stockholder Rights

Indemnification

Pacific Ethanol’s bylaws provides for mandatory indemnification, to the fullest extent and in the manner permitted by the DGCL, for each of its directors and officers who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal or administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of Pacific Ethanol or is or was serving at the request of Pacific Ethanol as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, non-profit entity or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such action, suit, or proceeding. Pacific Ethanol shall be required to indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Pacific Ethanol Board.

Pacific Ethanol’s Certificate of Incorporation, as amended, and bylaws permit, to the fullest extent and in the manner permitted by the DGCL, Pacific Ethanol to indemnify and hold harmless, each of its employees and agents who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal or administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of Pacific Ethanol or is or was serving at the request of Pacific Ethanol as an employee or agent of another corporation, partnership, joint venture, trust, non-profit entity or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such action, suit, or proceeding.

Aventine’s fourth amended and restated Certificate of Incorporation and second amended and restated bylaws provide for mandatory indemnification for each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of Aventine, while a director or officer of Aventine, is or was serving at the request of Aventine as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan and/or direct or indirect subsidiary, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Aventine to the fullest extent authorized or permitted by applicable law, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnified person in connection with such proceeding, and such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. To the fullest extent authorized or permitted by applicable law, the right to indemnification shall include the right to be paid by Aventine any expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, subject to the delivery by such indemnified person of any undertakings, if any, required by the DGCL (as it may be amended or modified from time to time) at such time.

Business Combinations

Pacific Ethanol’s Certificate of Incorporation, as amended, does not contain any provision requiring a supermajority vote of stockholders for business combinations.	Aventine’s fourth amended and restated Certificate of Incorporation does not contain any provision requiring a supermajority vote of stockholders for business combinations.

Forum for Adjudication of Disputes

Pacific Ethanol’s Certificate of Incorporation, as amended, and bylaws do not contain any provision designating a sole and exclusive forum for stockholder claims.	Aventine’s fourth amended and restated Certificate of Incorporation, and second amended and restated bylaws do not contain any provision designating a sole and exclusive forum for stockholder claims.

251

APPRAISAL RIGHTS

In connection with the merger, record holders of Aventine common stock who are not party to the Aventine Stockholders Agreement and if the drag along is not exercised comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262, as a result of completion of the merger, holders of shares of Aventine common stock, with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost, are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. Aventine is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This joint proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this joint proxy statement/prospectus as Annex F. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

A stockholder who desires to exercise appraisal rights must (i) not vote in favor of the adoption of the merger agreement, (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to the Corporate Secretary of Aventine before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to Aventine’s stockholders, (iii) continuously hold the shares of record from the date of making the demand through the effective time of the merger, and (iv) otherwise comply with the requirements of Section 262. Within 10 days after the effective time of the merger, the surviving corporation must provide notice of the effective time to all stockholders who have complied with Section 262 and not voted in favor of the merger.

Only a holder of record of Aventine common stock is entitled to demand an appraisal of the shares registered in that holder’s name. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

252

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Aventine of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Aventine Renewable Energy Holdings, Inc., 1300 S. 2nd Street, Pekin, IL 61554, Attention: Corporate Secretary. The written demand must be received by Aventine prior to the taking of the vote on the merger. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement and approve the merger will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder seeking to demand appraisal must not vote its shares of stock in favor of adoption of the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement, it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who wishes to exercise appraisal rights must vote against the adoption of the merger agreement, abstain from voting on the adoption of the merger agreement or refrain from executing and submitting the enclosed proxy card.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal.

There is no present intent on the part of the surviving corporation to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of common stock not voting in favor of the merger and with respect to which demands for appraisal were received by the surviving corporation and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the appraisal proceeding shall be conducted, as to the shares of common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

253

After a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to, and do not address, fair value under Section 262. Neither Pacific Ethanol nor Aventine anticipates offering more than the applicable merger consideration to any Aventine stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Aventine common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness fees although upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

254

At any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party, shall have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and Pacific Ethanol common stock as provided for in the merger agreement by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger consideration. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, all stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the merger consideration as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex F to this joint proxy statement/prospectus.

A stockholder’s failure to comply with all the procedures set forth in Section 262 will result in the loss of such stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you should consider consulting a legal advisor. To the extent the drag-along is exercised pursuant to the Aventine Stockholders Agreement, the Aventine stockholders subject to the drag-along right have waived their respective appraisal rights arising out of a drag-along transaction.

LEGAL MATTERS

The validity of the Pacific Ethanol common stock and non-voting common stock and certain United States federal income tax consequences relating to the merger will be passed upon for Pacific Ethanol by Troutman Sanders LLP.

Certain United States federal income tax consequences relating to the merger will be passed upon for Aventine by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

The consolidated financial statements and the effectiveness of internal control over financial reporting of Pacific Ethanol, Inc. incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2014, have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein, and have been so incorporated in reliance upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Aventine and subsidiaries as of December 31, 2014 and 2013 and for the year ending December 31, 2014 and 2013 appearing in this registration statement have been audited by McGladrey LLP, as stated in their report appearing elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements), and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Aventine Renewable Energy Holdings, Inc. at December 31, 2012 and 2011, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

255

STOCKHOLDER PROPOSALS

Pacific Ethanol

Pursuant to Rule 14a–8 under the Exchange Act, proposals by stockholders that are intended for inclusion in Pacific Ethanol’s Proxy Statement and proxy card and to be presented at Pacific Ethanol’s next annual meeting must be received by Pacific Ethanol no later than [●], 2015 in order to be considered for inclusion in Pacific Ethanol’s proxy materials relating to the next annual meeting. Such proposals shall be addressed to Pacific Ethanol’s corporate Secretary at Pacific Ethanol, Inc., 400 Capitol Mall, Suite 2060, Sacramento, California 95814 and may be included in next year’s annual meeting proxy materials if they comply with rules and regulations of the Securities and Exchange Commission governing stockholder proposals.

Stockholder nominations of persons for election to the Pacific Ethanol Board, or proposals by stockholders that are not intended for inclusion in Pacific Ethanol’s proxy materials, may be made by any stockholder who timely and completely complies with the notice procedures contained in Pacific Ethanol’s bylaws, was a stockholder of record at the time of giving of notice and is entitled to vote at the meeting, so long as the proposal is a proper matter for stockholder action and the stockholder otherwise complies with the provisions of Pacific Ethanol’s bylaws and applicable law. However, stockholder nominations of persons for election to the Pacific Ethanol Board at a special meeting may only be made if the Pacific Ethanol Board has determined that directors are to be elected at the special meeting.

To be timely, stockholder nominations of persons for election to Pacific Ethanol’s Board of Directors, or proposals not intended for inclusion in Pacific Ethanol’s proxy materials, must be delivered to Pacific Ethanol’s Secretary at its corporate headquarters not later than:

•	In the case of an annual meeting, the close of business on [●], 2016. However, if the date of the meeting has changed more than 30 days from the date of the prior year’s meeting, then in order for the stockholder’s notice to be timely it must be delivered to Pacific Ethanol’s corporate Secretary a reasonable time before Pacific Ethanol mails its proxy materials for the current year’s meeting. For purposes of the preceding sentence, a “reasonable time” coincides with any adjusted deadline that is publicly announced by Pacific Ethanol.

•	In the case of a special meeting, the close of business on the 7th day following the day on which Pacific Ethanol first publicly announces the date of the special meeting.

Except as otherwise provided by law, if the chairperson of the meeting determines that a nomination or any business proposed to be brought before a meeting was not made or proposed in accordance with the procedures set forth in Pacific Ethanol’s bylaws and summarized above, the chairperson may prohibit the nomination or proposal from being presented at the meeting.

Aventine

Aventine will hold a 2015 annual meeting of stockholders only if the merger is not completed. Any proposal of a stockholder of Aventine that is intended to be presented by such stockholder at Aventine’s 2015 annual meeting of stockholders (if it is held) must have been received by Aventine, such proposal may be considered if written notice of such proposal is timely received by Aventine’s Secretary. Generally, a notice is timely given if received by Aventine’s Secretary not less than 90 or more than 120 days before the date of the annual meeting.

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WHERE YOU CAN FIND MORE INFORMATION

Pacific Ethanol files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Pacific Ethanol, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. The information contained on the Securities and Exchange Commission’s website is expressly not incorporated by reference into this joint proxy statement/prospectus. Pacific Ethanol’s Internet website is www.pacificethanol.com, and Pacific Ethanol makes available free of charge at such website Pacific Ethanol’s annual reports, quarterly reports, current reports, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practical after such reports are electronically filed or furnished to the Securities and Exchange Commission. The information on Pacific Ethanol’s website is not incorporated by reference into this joint proxy statement/prospectus.

Pacific Ethanol has filed with the Securities and Exchange Commission a registration statement on Form S-4 of which this joint proxy statement/prospectus is a part. The registration statement registers the shares of Pacific Ethanol common stock to be issued to Aventine stockholders in connection with the merger, together with shares of Pacific Ethanol common stock that may be issued upon conversion of the Pacific Ethanol non-voting common stock that may be issued in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about the common stock and non-voting common stock of Pacific Ethanol and the common stock of Aventine. The rules and regulations of the Securities and Exchange Commission allow Pacific Ethanol to omit certain information included in the registration statement from this joint proxy statement/prospectus.

The Securities and Exchange Commission allows Pacific Ethanol to “incorporate by reference” information into this joint proxy statement/prospectus, which means that Pacific Ethanol can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below that Pacific Ethanol has previously filed with the Securities and Exchange Commission (other than documents or information deemed to have been furnished and not filed in connection with Securities and Exchange Commission rules). These documents contain important information about Pacific Ethanol and its financial position.

Pacific Ethanol Securities and Exchange Commission Filings (File No. 000-21467)

•	Annual Report on Form 10-K/A for the year ended December 31, 2014 filed on April 13, 2015;

•	Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 16, 2015;

•	Current Reports on Form 8-K filed on March 4, 2015 and April 2, 2015;

•	The description of Pacific Ethanol common stock set forth in Current Report on Form 8-K filed on June 8, 2007, including any amendment or report filed for the purpose of updating such description; and

•	All documents filed by Pacific Ethanol in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and before the termination of an offering under this joint proxy statement/prospectus, other than documents or information deemed furnished and not filed in accordance with Securities and Exchange Commission rules.

Aventine is not required to and does not file periodic reports with the Securities and Exchange Commission.

This document is a prospectus of Pacific Ethanol and is a joint proxy statement of Pacific Ethanol and Aventine for the Pacific Ethanol annual meeting and the Aventine special meeting. Neither Pacific Ethanol nor Aventine has authorized anyone to give any information or make any representation about the merger or Pacific Ethanol or Aventine that is different from, or in addition to, that contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

257

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.

F-1

Independent Auditor’s Report

To the Board of Directors and Stockholders

Aventine Renewable Energy Holdings, Inc.

Pekin, Illinois

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Aventine Renewable Energy Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-2

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aventine Renewable Energy Holdings, Inc. and its subsidiaries as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Des Moines, Iowa

March 4, 2015

F-3

Aventine Renewable Energy Holdings, Inc.

Consolidated Balance Sheets

December 31, 2014 and 2013 (in 000's)

	2014	2013
Assets

Current Assets
Cash and cash equivalents	$33,250	$40,456
Accounts receivable, net of allowance for doubtful accounts of $698 and $299 at December 31, 2014 and 2013	20,353	8,779
Inventories	24,612	32,437
Derivative financial instruments	286	1,183
Prepaid expenses and other current assets	9,195	5,585
Current assets held for sale	4,927	39,671
Total current assets	92,623	128,111

Property, Plant and Equipment, net	217,830	209,775

Other Long Term Assets	3,724	6,324

Total assets	$314,177	$344,210

Liabilities and Stockholders' Equity

Current Liabilities
Current maturities of long-term debt (stated principal amount of$1,657 and $2,043 at December 31, 2014 and 2013)	$1,657	$2,043
Current obligations under capital leases	–	100
Accounts payable	19,533	10,269
Accrued liabilities	4,643	1,995
Other current liabilities	6,883	12,759
Current liabilities held for sale	–	591
Total current liabilities	32,716	27,757

Long-term debt (stated principal amount of $159,397 and $193,887 at December 31, 2014 and 2013)	222,053	273,824
Deferred tax liabilities	2,078	2,078
Other noncurrent liabilities	8,014	3,904
Total liabilities	264,861	307,563

Stockholders' Equity
Common stock, par value $0.001 per share; 15,000,000 shares authorized; 14,204,240 and 2,354,673 shares outstanding, net of 1,497 shares held in treasury at December 31, 2014 and 2013	14	2
Preferred stock; 5,000,000 shares authorized; no shares issued or outstanding	–	–
Additional paid-in capital	258,424	258,318
Accumulated deficit	(203,493)	(220,057)
Accumulated other comprehensive loss, net	(5,629)	(1,616)
Total stockholders' equity	49,316	36,647

Total liabilities and stockholders' equity	$314,177	$344,210

See Notes to Consolidated Financial Statements.

F-4

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Operations

Years Ended December 31, 2014 and 2013 (in 000's)

	2014	2013

Net sales	$588,028	$480,266
Cost of goods sold	511,303	469,231
Gross profit	76,725	11,035

Selling, general and administrative expenses	31,388	13,590
Other expense	2,634	807
Loss on derivative transactions, net	11,166	5,454
	45,188	19,851

Operating income (loss)	31,537	(8,816)

Nonoperating income (expense):
Interest expense, net	(14,233)	(12,942)
Other nonoperating income (expense)	(9)	6,296
	(14,242)	(6,646)

Income (loss) from continuing operations before income taxes	17,295	(15,462)

Income tax expense	–	–

Income (loss) from continuing operations	17,295	(15,462)

Discontinued operations:
Loss from operations of discontinued components	(731)	(58,843)

Net income (loss)	$16,564	$(74,305)

See Notes to Consolidated Financial Statements.

F-5

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Comprehensive Income (Loss)

Years Ended December 31, 2014 and 2013 (in 000's)

	2014	2013

Net income (loss)	$16,564	$(74,305)
Other comprehensive gain (loss)
Pension and postretirement liability adjustment	(4,013)	3,247
Total comprehensive income (loss)	$12,551	$(71,058)

See Notes to Consolidated Financial Statements.

F-6

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2014 and 2013 (dollars in 000's)

						Accumulated
	Number of Shares			Additional		Other	Total
	Treasury	Common	Common	Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Shares	Stock	Capital	Deficit	(Loss)	Equity
Balance, December 31, 2012	1,497	2,354,673	$2	$258,223	$(145,752)	$(4,863)	$107,610
Stock-based compensation	–	–	–	95	–	–	95
Net loss	–	–	–	–	(74,305)	–	(74,305)
Pension and postretirement liability adjustment	–	–	–	–	–	3,247	3,247
Balance, December 31, 2013	1,497	2,354,673	2	258,318	(220,057)	(1,616)	36,647
Stock-based compensation	–	–	–	50	–	–	50
Warrants exercised	–	11,849,567	12	56	–	–	68
Net income	–	–	–	–	16,564	–	16,564
Pension and postretirement liability adjustment	–	–	–	–	–	(4,013)	(4,013)
Balance, December 31, 2014	1,497	14,204,240	$14	$258,424	$(203,493)	$(5,629)	$49,316

See Notes to Consolidated Financial Statements.

F-7

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2014 and 2013 (in 000's)

	2014	2013
Cash Flows from Operating Activities
Net income (loss)	$16,564	$(74,305)
Adjustments to reconcile net income (loss) to net cash provided by(used in) operating activities:
Loss on sale of assets	3,167	–
Depreciation and amortization	13,425	18,717
Stock-based compensation expense	50	95
Amortization of additional carrying value of debt	(17,280)	(15,289)
Amortization of deferred financing costs	3,979	2,089
Write down to fair value of held for sale assets	–	44,184
Accumulated PIK Interest	25,211	22,205
Changes in working capital components:
Accounts receivable, net	(11,574)	197
Inventories	7,867	(4,504)
Derivative financial instruments	897	(1,015)
Prepaid expenses and other current assets	(3,610)	(917)
Other assets	(435)	(653)
Accounts payable	7,030	2,531
Other liabilities	(3,722)	3,307
Net cash provided by (used in) operating activities	41,569	(3,358)

Cash Flows from Investing Activities
Proceeds from the sale of assets	34,702	–
Purchase of property, plant and equipment	(22,413)	(7,513)
Net cash provided by (used in) investing activities	12,289	(7,513)

Cash Flows from Financing Activities
Proceeds from issuance of long-term debt	23,358	35,000
Payments on long-term debt	(83,446)	(540)
Debt issuance costs	(944)	–
Payments on capital lease obligations	(100)	(74)
Proceeds from warrant exercise	68	–
Net cash provided by (used in) financing activities	(61,064)	34,386

Net increase (decrease) in cash and cash equivalents	(7,206)	23,515

Cash and Cash Equivalents
Beginning of year	40,456	16,941

End of year	$33,250	$40,456
(Continued)

F-8

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements Of Cash Flows (Continued)

ears Ended December 31, 2014 and 2013 (In 000's)

	2014	2013
Supplemental Disclosure of Cash Flow Information
Interest paid (including capitalized interest of 2014 $1,964; 2013 $242)	$4,178	$3,485

Supplemental Schedule of Noncash Investing and Financing Activities
Equipment purchased through issuance of seller financing	$–	$4,113

Equipment purchases in accounts payable	$2,234	$1,163

See Notes to Consolidated Financial Statements.

F-9

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 1.          Nature of Business and Significant Accounting Policies

Nature of business: Aventine Renewable Energy Holdings, Inc. and its wholly owned subsidiaries (collectively referred to as Aventine, the Company, we, or our) owns five ethanol plants capable of producing approximately 350 million gallons of ethanol per year. In addition to producing ethanol, the Company also produces and sells various co-products, including corn gluten feed and meal, corn germ, condensed corn distillers solubles, distillers grains, corn oil, carbon dioxide, and yeast.

Basis of presentation: The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). All material intercompany transactions and balances have been eliminated.

The ethanol facilities included in continuing operations on the statements of operations are located in Pekin, Illinois and Aurora, Nebraska with a combined production capacity of 315 million gallons. The ethanol facilities located in Mount Vernon, Indiana (Mount Vernon) were sold in 2014 and the idle ethanol facility located in Canton, Illinois (Canton), is classified as held for sale on the consolidated balance sheet at December 31, 2014 and 2013 in accordance with Accounting Standard Codification (ASC) Topic 360-10-55 Disposal of Long-Lived Assets. As a result, the Company has presented the results of operations for Mount Vernon and Canton as discontinued operations on the consolidated statement of operations in accordance with ASC Topic 205-20 Discontinued Operations for 2014 and 2013, respectively.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's knowledge of current events and actions that the Company may take in the future. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated financial statements.

Revenue recognition: Revenue is recognized when title transfers to an unaffiliated customer, the sales price is fixed or determinable and collectability is reasonably assured. For the majority of our sales, transfer of title occurs after the product has been delivered to its designated shipping point. The Company's ethanol indexed sales are invoiced based upon a provisional price and are adjusted to a final price in the same month using the monthly average of spot market prices. Other sales are invoiced at the final per unit price, which may be the contracted fixed price or a market price at the time of shipment. Sales are made under normal terms and do not require collateral.

The majority of sales are reported gross, inclusive of freight costs being paid by the Company and charged to the customer. The Company recognizes such freight costs in cost of goods sold in the financial statements. When freight costs are paid by the buyer, the Company excludes these costs from its financial statements.

Fair value of financial instruments: Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, long-term debt and derivative instruments. Management believes the fair value of each of these instruments approximates their carrying value. The fair value of derivative instruments is based on quoted market prices. The fair value of financial instruments classified as current assets and liabilities are estimated to approximate carrying values due to the short-term nature of these instruments. The fair values of the term loans are estimated to approximate the stated principal value.

F-10

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 1.          Nature of Business and Significant Accounting Policies (Continued)

Cash and cash equivalents: The Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts receivable: Accounts receivable are recorded on a gross basis, without discounting, less an allowance for doubtful accounts. Trade receivables arise in the ordinary course of business from sales of finished product to the Company's customers. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and age of past-due accounts. The Company writes off specific accounts receivable when collection efforts are exhausted and the amounts are deemed unrecoverable.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average method. Inventory costs include expenditures incurred to bring inventory to its existing condition and location. Inventories primarily consist of agricultural and energy-related commodities, including corn, sugar, ethanol, co-products, and coal, and were as follows at December 31, 2014 and 2013:

	2014	2013
Raw materials	$7,566	$13,962
Work in process	3,351	1,812
Finished products	13,695	16,663
	$24,612	$32,437

Derivative financial instruments and hedging activities: Derivatives are accounted for in accordance with ASC 815, Derivatives and Hedging, and primarily consist of the Company’s commodity futures contracts. These derivative instruments are not designated as hedges for accounting purposes and are marked to market each period and therefore any realized or unrealized gain or loss related to the derivative instruments is recorded in the statements of operations as operating income (loss). The Company reports all contracts with the same counter party on a net basis at fair value on the Company's consolidated balance sheets.

Under ASC 815, companies are required to evaluate contracts to determine whether such contracts are derivatives. Certain contracts that meet the definition of a derivative under ASC 815 may be exempted from the accounting and reporting requirements of ASC 815 as normal purchases or normal sales. The Company has elected to designate its forward purchases of corn and natural gas and forward sales of ethanol as normal purchases and normal sales under ASC 815. Accordingly, these forward commodity contracts are not reflected in the consolidated financial statements at fair value.

Property, Plant and Equipment: Newly acquired land, buildings, and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets, generally on the straight-line basis for financial reporting purposes (furniture and fixtures, 5-15 years; machinery and equipment, 10-20 years; storage tanks, 15-25 years; and buildings, 37-40 years). Maintenance and repairs are charged to expense as incurred.

F-11

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 1.          Nature of Business and Significant Accounting Policies (Continued)

Impairment of long-lived assets: Long-lived assets are evaluated for impairment under the provisions of ASC 360, Property, Plant and Equipment. When facts and circumstances indicate that long-lived assets used in operations may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than their carrying values, an impairment charge is recorded equal to the excess of the carrying value over fair value. No impairment was recognized at December 31, 2014 and 2013 on assets used in continuing operations.

Employment-related benefits: Employment-related benefits associated with pensions and postretirement health care are expensed based on actuarial analysis. The recognition of expense is affected by estimates made by management, such as discount rates used to value certain liabilities, investment rates of return on plan assets, increases in future wage amounts, and future health care costs.

Discount rates are determined based on a spot yield curve that includes bonds with maturities that match expected benefit payments under the plan.

Employee stock plans: The Company accounts for its employee stock compensation in accordance with ASC 718, Compensation – Stock Compensation. Equity awards are expensed based on their grant date fair value. As required under the guidance, management estimates the number of shares that are expected to vest and expensed the value of those shares from the date of grant through the end of the performance cycle period using the grant-date fair value. During the years ended December 31, 2014 and 2013, there were no new equity awards issued to employees. All unvested equity awards issued prior to January 1, 2013 were forfeited during the year ended December 31, 2013 except for an immaterial amount of stock options and hybrid equity units.

Income taxes: Deferred tax liabilities and assets are recorded for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Property, plant, and equipment, stock-based compensation expense, debt issuance costs, and original issue discount are the primary sources of these temporary differences. Deferred income taxes also include net operating loss and capital loss carryforwards. The Company establishes valuation allowances to reduce deferred tax assets to amounts it believes are realizable. These valuation allowances and contingency reserves are adjusted based upon changing facts and circumstances.

The Company has evaluated its income tax positions in accordance with the guidance related to Accounting for Uncertainty in Income Taxes and determined no income tax uncertainties exist. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2011. On February 27, 2014, the IRS notified the Company that its 2012 consolidated federal tax return would be subject to IRS audit. The audit process has continued through the end of 2014. Based on the size of the Company’s 2012 loss, its loss carry-forwards, valuation allowance and reserves, the Company does not expect the outcome of the audit to generate additional tax liability or penalty.

Accumulated other comprehensive loss: Comprehensive loss is the total of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) is comprised of unrecognized pension and postretirement benefit costs.

F-12

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 1.          Nature of Business and Significant Accounting Policies (Continued)

Major customers: The Company sells ethanol to most of the major integrated oil companies, as well as to a significant number of large, independent refiners and petroleum wholesalers. Trade receivables result primarily from ethanol marketing operations.

During the year ended December 31, 2014, Customer A accounted for 15.2% of the Company's consolidated net sales and had receivable balances consisting of 35.8% of total trade accounts receivable at December 31, 2014.

During the year ended December 31, 2013, Customer A and Customer B accounted for 18.6% and 10.0%, respectively, of the Company's consolidated net sales and had receivable balances consisting of 5.7% and 1.3%, respectively, of total accounts receivable at December 31, 2013.

Labor concentration: At December 31, 2014 approximately 46% of the Company’s full-time employees, which are located in Illinois, are covered by a collective bargaining labor agreement that runs through October 31, 2015.

Reclassification: Certain items in the consolidated financial statements as of and for the year ended December 31, 2013 have been reclassified to conform with the 2014 presentation with no effect on stockholders’ equity or net income (loss).

Subsequent events: Subsequent events have been evaluated for potential recognition and disclosure through March 4, 2015, the date the financial statements were available for issuance.

Note 2.          Pending Merger with Pacific

On December 30, 2014, the Company entered into a definitive merger agreement with Pacific Ethanol, Inc. (“Pacific”). The merger agreement provides that, subject to the conditions set forth in the merger agreement, the Company will become a wholly-owned subsidiary of Pacific. Subject to the conditions of the merger agreement which was approved by each of the Company’s and Pacific’s boards of directors, each outstanding share of the Company’s common stock will, upon closing, be converted into the right to receive 1.25 shares of Pacific’s common stock, which will result in the issuance of approximately 17.8 million shares of Pacific’s common stock. The Company’s stockholders will have the right to convert its existing shares in Aventine into voting or non-voting shares of the combined company. Upon the closing of the merger, the Company’s stockholders are expected to hold approximately 42% of the combined company. The merger, which is intended to be structured as a tax-free exchange of shares, is expected to close during second quarter of 2015, and is subject to closing conditions, including obtaining certain regulatory approvals and approvals from a majority of stockholders of each of Aventine and Pacific.

Note 3.          Discontinued Operations

As part of a strategic repositioning and refocusing on the Company’s core competitive advantages, Aventine made the decision in 2013 to sell its Mount Vernon and Canton facilities.

F-13

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 3.          Discontinued Operations (Continued)

On March 21, 2014, Aventine sold its Mount Vernon facility to an independent third party. Under the terms of the agreement, Aventine received $34.2 million of cash consideration and a full release of all of its contractual obligations related to the site lease and utility contracts. After transaction fees, closing adjustments and working capital reserves, net sale proceeds of $24.3 million were used to repay Aventine’s senior secured term loan debt.

The sale process for Canton continued through December 31, 2014. The Company is in the process of assessing and analyzing all of its disposal options, and expects a final determination for Canton to occur in 2015. At December 31, 2014 and 2013, the Company determined the fair value of Canton to be approximately $5 million and has been classified as current assets held for sale on the consolidated balance sheets.

The amount of revenue and pretax loss for each disposal group included in discontinued operations is as follows for the years ended December 31, 2014 and 2013:

	2014			2013
	Mount			Mount
	Vernon	Canton	Total	Vernon	Canton	Total
Revenue	$–	$–	$–	$556	$–	$556
Pre-tax loss	(35)	(696)	(731)	(14,110)	(549)	(14,659)
Write down to fair value, less costs to sell	–	–	–	(22,849)	(21,335)	(44,184)

The major classes of assets and liabilities classified as held for sale at December 31, 2014 and 2013 are as follows:

	2014			2013
	Mount Vernon	Canton	Total	Mount Vernon	Canton	Total
Current assets held for sale:
Inventory	$–	$–	$–	$139	$42	$181
Prepaid expenses and other current assets	–	–	–	516	–	516
Property, plant and equipment, net	–	4,927	4,927	28,828	4,927	33,755
Other long term assets	–	–	–	5,219	–	5,219
Total current assets held for sale	$–	$4,927	$4,927	$34,702	$4,969	$39,671

Current liabilities held for sale:
Other current liabilities	$–	$–	$–	$–	$591	$591

F-14

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 3.          Discontinued Operations (Continued)

Included in the loss from operations of discontinued components on the statement of operations for the year ended December 31, 2013 is a loss of $44,184 recognized to reduce the carrying value of the assets being sold to fair value and an additional write-down for the amount of remaining selling costs to be incurred subsequent to December 31, 2013.

Note 4.          Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy, is set for below. These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value.

Derivative financial instruments: Exchange-traded futures and options and over-the-counter swaps and option contracts are reported at fair value utilizing Level 1 inputs. For these contracts, fair value measurements consider observable exchange-traded pricing data from the Chicago Board of Trade and the Chicago and New York Mercantile Exchanges. The fair value measurements also consider observable data that may include dealer quotes and live trading levels from the over-the-counter markets.

F-15

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 4.          Fair Value Measurements (Continued)

Pooled separate accounts: Pooled separate accounts (other than the Real estate account) invest primarily in domestic and international stocks, commercial paper, or single mutual funds. The Real estate account invests primarily in commercial real estate and includes mortgage loans which are backed by the associated properties. The net asset value is used as a practical expedient to determine fair value for these accounts. Each pooled separate account provides for redemptions by the Plan at reported net asset values per share, with little to no advance notice requirement, therefore these funds are classified within Level 2 of the valuation hierarchy.

The following tables summarize the valuation of the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	2014
					Benefit Plan
	Fair				Percentage
	Value	Level 1	Level 2	Level 3	Allocation
Assets:
Derivative financial instruments	$2,634	$2,634	$–	$–

Defined benefit plan assets
(pooled separate accounts):
Large U.S. Equity	3,889	–	3,889	–	29%
Small/Mid U.S. Equity	972	–	972	–	7%
International Equity	1,556	–	1,556	–	12%
Real estate	208	–	208	–	2%
Fixed Income	6,603	–	6,603	–	50%
	$15,862	$2,634	$13,228	$–

Liabilities:
Derivative financial instruments	$(981)	$(981)	$–	$–

	2013
					Benefit Plan
	Fair				Percentage
	Value	Level 1	Level 2	Level 3	Allocation
Assets:
Derivative financial instruments	$412	$412	$–	$–

Defined benefit plan assets
(pooled separate accounts):
Large U.S. Equity	3,820	–	3,820	–	29%
Small/Mid U.S. Equity	942	–	942	–	7%
International Equity	1,594	–	1,594	–	12%
Real estate	195	–	195	–	2%
Fixed Income	6,516	–	6,516	–	50%
	$13,479	$412	$13,067	$–

Liabilities:
Derivative financial instruments	$(1,441)	$(1,441)	$–	$–

F-16

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 4.          Fair Value Measurements (Continued)

The following table sets forth additional disclosures of the investments whose fair value is estimated using net asset value per share as of December 31, 2014:

		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period
Pooled separate accounts:
Large U.S. equity (a)	$3,889	$–	Immediate	None
Small/mid-size U.S. equity (b)	972	–	Immediate	None
International equity (c)	1,556	–	Immediate	None
Real estate (d)	208	–	See (d)	See (d)
Fixed income (e)	6,603	–	Immediate	None
Total pooled separate accounts	$13,228	$–

(a)	This category includes investments in funds comprised of equity securities of large U.S. companies. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.
(b)	This category includes investments in funds comprised of equity securities of small- and medium-sized U.S. companies. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.
(c)	This category includes investments in funds comprised of equity securities of foreign companies including emerging markets. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.
(d)	This category invests the majority of its assets in U.S. commercial real estate holdings including multifamily, office, warehouse, manufacturing, and retail properties. It focuses on properties that return both lease income and appreciation of the buildings’ marketable value. Investments in this category can be redeemed two times in a 30 day period at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30 day period has expired. New contributions are allowed during this period.
(e)	This category includes investments in funds comprised of U.S. and foreign investment-grade fixed income securities, high-yield fixed income securities that are rated below investment-grade, U.S. treasury securities, mortgage-backed securities, and other asset-backed securities. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

The following table presents the other financial instruments that are not carried at fair value, but which require fair value disclosure as of December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Senior debt term loans	$202,956	$140,300	$272,132	$195,930

F-17

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 5.          Derivative Financial Instruments and Risk Management

The Company’s operating activities expose it to a variety of market risks, including the effects of changes in commodity prices. Commodity price risk is monitored and managed by the Company as part of its overall risk management program that seeks ways to reduce the potentially adverse effects market volatility may have on its operating results. The Company generally follows a policy of entering into forward contracts for the physical purchase of corn and the physical sale of ethanol and co-products to fix the price of these commodities and lock in operating margins. These forward contracts have been designated as normal purchases and normal sales. Any unrealized gains or losses on these contracts are not included in the Company’s consolidated financial statements. When forward contracts are not available at competitive prices, the Company may enter into over-the-counter or exchange-traded futures, swaps and options contracts to reduce its exposure to commodity market volatility. The fair value of these commodity derivative contracts is recorded on the Company’s consolidated balance sheets. Changes in the fair value of commodity derivatives are recorded in operating income as gain (loss) on derivative transactions.

Derivative financial instruments not designated as hedging instruments at December 31, 2014 and 2013, were as follows:

Type	Balance Sheet Classification	2014	2013

Corn future contracts - gain	Derivative financial instruments	$2,458	$350
Corn future contracts - loss	Derivative financial instruments	(656)	(75)
Ethanol future contracts - gain	Derivative financial instruments	176	62
Ethanol future contracts - loss	Derivative financial instruments	(325)	(1,366)
Cash held by (due to) broker	Derivative financial instruments	(1,367)	2,212
		$286	$1,183

The realized and unrealized effects on the Company's consolidated statements of operations for derivatives not designated as hedging instruments for the years ended December 31, 2014 and 2013, were as follows:

Type	Statement of Operations Classification	2014	2013

Ethanol future contracts	Loss on derivative transactions, net	$14,557	$2,430
Corn future contracts	Loss (gain) on derivative transactions, net	(3,391)	3,024

F-18

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 6.          Property, Plant and Equipment

Property, plant and equipment at December 31, 2014 and 2013, were as follows:

	2014	2013

Land and improvements	$13,348	$5,654
Buildings	15,304	9,550
Machinery and equipment	214,046	155,144
Furniture and fixtures	934	890
Less accumulated depreciation	(51,894)	(38,469)
Total	191,738	132,769
Construction-in-progress	26,092	77,006
Total property, plant and equipment, net	$217,830	$209,775

Depreciation expense for the years ended December 31, 2014 and 2013 was $13.4 million and $17.5 million, respectively. As a result of reclassifying the Mount Vernon facilities to discontinued operations, the Company ceased recording depreciation on those assets while being held for sale during the year ended December 31, 2013. For the year ended December 31, 2013, $6.9 million of depreciation expense was recorded in discontinued operations related to the Mount Vernon facility while the remainder of depreciation expense for other locations was primarily all grouped with cost of goods sold on the consolidated statement of operations. For the year ended December 31, 2014, a majority of the Company’s depreciation expense was recorded in cost of goods sold on the consolidated statement of operations.

Note 7.          Long-Term Debt and Pledged Assets

The following table summarizes the Company's outstanding long-term debt at December 31:

	2014	2013

Senior debt	$202,956	$272,132
Loan and security agreement	19,060	–
Other	1,694	3,735
	223,710	275,867
Less: current maturities of long-term debt	(1,657)	(2,043)
Total long-term debt	$222,053	$273,824

The Company’s long-term debt matures over the next five years as follows: $1,657 in 2015, $37 in 2016, and $159,360 in 2017. The actual debt pay-off amount is $62,656 lower than the carrying value of the Company’s debt at December 31, 2014 due to the troubled debt restructuring transaction that occurred in 2012, which required the Company to account for the impact of its debt forgiveness prospectively instead of taking an immediate write-down.

F-19

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 7.          Long-Term Debt and Pledged Assets (Continued)

Senior Secured Term Loan Credit Agreement

On December 22, 2010, Aventine entered into a Term Loan Agreement with its lenders to provide Aventine with a $200 million term loan facility (the Term Loan Facility). Aventine provided a first lien priority security interest on substantially all of Aventine’s fixed assets as collateral under the Term Loan Facility.

On September 24, 2012, Aventine restructured its Term Loan Facility. As a result of the restructuring, Aventine converted $132.3 million of outstanding debt into 2,186,298 shares of common stock of Aventine. After the exchange, the remaining $100 million of debt was converted into a Term Loan B Facility (Term Loan B) and continued to be secured with substantially all Aventine’s fixed assets. Interest on Term Loan B may be paid in cash at a 10.5% rate or paid-in-kind at a 15% interest rate. If Aventine elects paid-in-kind interest, the interest is capitalized to Term Loan B at the end of each quarter. The maturity date for Term Loan B is September 24, 2017. For the twelve months ended December 31, 2014 and 2013, Aventine elected paid-in-kind interest on its Term Loan B debt.

The September 24, 2012 debt restructuring qualified as a troubled debt restructuring under ASC 470-60, Debt – Troubled Debt Restructurings by Debtors. Accordingly in 2012, Aventine reduced its aggregate debt balance of $232.3 under the Term Loan Facility million by $26.8 million to account for the fair value of the equity interest granted in exchange for $132.3 million of debt forgiveness. No gain or loss on debt forgiveness was recognized as the future maximum cash outflows on the restructured debt exceeded the amount of the Term Loan Facility. The additional carrying value of the Term Loan Facility is $62,656 and $79,937 at December 31, 2014 and 2013, respectively.

In conjunction with the debt restructuring on September 24, 2012, a new $30 million tranche of term loan debt was issued to Aventine (Term Loan A). Aventine provided a first lien priority security interest in substantially all of Aventine’s fixed assets as collateral under the Term Loan A. Aventine also financed its Term Loan A closing fees of $0.9 million. The total Term Loan A debt of $30.9 million was due on September 24, 2016. Interest on Term Loan A accrued at a 12% cash rate on a quarterly basis until it was amended on June 18, 2013.

On June 18, 2013, $35 million of Term Loan A-1 was issued to Aventine (Term Loan A-1) as an amendment to the existing term loan agreement. Interest on Term Loan A-1 accrued at 25% on a quarterly basis and is payable in kind. Term Loan A-1 was due on September 24, 2016. As part of the June 18, 2013 transaction, the interest rate on Term Loan A was increased by 3% from 12% to 15% (12% cash and 3% paid in kind). The additional paid-in-kind interest of 3% is capitalized to Term Loan A at the end of each quarter.

The Term Loan A and Term Loan A-1 debt was fully repaid on September 20, 2014.

F-20

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 7.          Long-Term Debt and Pledged Assets (Continued)

Revolving Credit Facility

On July 20, 2011, Aventine entered into a $50.0 million revolving credit facility commitment with a bank. On September 24, 2012, the $50 million revolving credit facility was lowered to a $30 million revolving facility with the same bank. The revolving credit facility was secured by Aventine’s accounts receivable and inventory, and a second priority lien interest on substantially all of Aventine’s assets. Loans under the revolving facility agreement originally matured on July 20, 2015. Borrowings bore interest at (i) the London Interbank Offered Rate (LIBOR) plus 4.0% or (ii) an alternate base rate (prime rate) plus 2.5% based on Aventine’s election. The revolving facility agreement contained customary affirmative and negative covenants concerning the conduct of Aventine's business operations. There were no outstanding borrowings against the facility at December 31, 2013, and the revolving credit facility was cancelled on September 17, 2014.

Loan and Security Agreement

On September 17, 2014, Aventine cancelled its revolving credit facility and entered into a new $40 million loan and security agreement (“LSA”) with two co-lenders. The LSA is secured by Aventine’s accounts receivable and inventory, and a second priority lien interest on substantially all of Aventine’s assets. Advances under the LSA are charged interest at a rate of LIBOR plus 6.0% (6.5% at December 31, 2014).

The LSA contains customary affirmative and negative covenants including but not limited to, maintaining a fixed charge coverage ratio and a minimum unrestricted cash balance. Aventine used the initial advance on the LSA and its existing cash to repay the remaining balances of the Term Loan A and Term Loan A-1 in full.

Borrowings under the LSA are limited to the lesser of $40 million or the borrowing base which is calculated based on eligible accounts receivable and inventory, as defined in the agreement. The Company has approximately $10.1 million of additional borrowings available at December 31, 2014. At December 31, 2014, the Company had $19.1 million of loan advances and $5.6 million in letters of credit issued under the LSA.

Total debt as of December 31, 2014 and 2013 are comprised of the following:

	2014	2013
Term Loan A principal	$–	$30,000
Term Loan A fees	–	900
Term Loan A interest paid-in-kind	–	507
Term Loan B principal	100,000	100,000
Term Loan B interest paid-in-kind	40,300	20,846
Term Loan A-1 principal	–	35,000
Term Loan A-1 interest paid-in-kind	–	4,942
Loan and security agreement	19,060	–
Other	1,694	–
	161,054	192,195
Additional carrying value of debt	62,656	79,937
	$223,710	$272,132

F-21

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 7.          Long-Term Debt and Pledged Assets (Continued)

The following table summarizes interest expense for the years ended December 31, 2014 and 2013:

	2014	2013
Term Loan Facility and revolving credit facilities	$29,140	$26,383
2012 Debt forgiveness recognized	(17,280)	(15,289)
Debt issuance costs	3,979	2,089
Other, net	358	1
Capitalized interest	(1,964)	(242)
Interest expense, net	$14,233	$12,942

Note 8.          Commitments and Contingencies

Lease commitments: The Company leases certain assets such as rail cars, barges, buildings, and equipment from unaffiliated parties under noncancelable operating leases. Terms of the leases, including renewals, vary by lease. Rental expense for operating leases for the years ended December 31, 2014 and 2013 was $12.1 million and $6.0 million, respectively.

At December 31, 2014, minimum rental commitments under noncancelable operating lease terms in excess of one year are as follows:

Years Ending December 31:

2015	$18,472
2016	11,578
2017	8,052
2018	5,167
2019	1,811
Thereafter	215
Total minimum lease payments	$45,295

Other commitments: At December 31, 2014, the Company had firm-price purchase commitments to purchase approximately .9 million bushels of corn for $3.8 million for delivery through March 2015 and unpriced forward contracts for approximately 12.7 million bushels of commodity grain through May 2015. These commitments were negotiated in the normal course of business and represent a portion of the Company's corn requirements.

At December 31, 2014, the Company had fixed-price contracts to sell 20.4 million gallons for $33.6 million of ethanol through March of 2015, and had sold 15.6 million gallons of ethanol at index prices using indices from Platts and Oil Price Information Service in 2014.

Environmental remediation and contingencies: The Company is subject to federal, state, and local environmental laws and regulations. These laws and regulations, among other things, require the Company to maintain or make operational changes that limit actual or potential adverse impacts to the environment. Violations of regulations can result in substantial fines. In addition, environmental laws and regulations can change over time, and any such changes may require additional compliance efforts. The Company has not accrued any amounts for environmental matters as of December 31, 2014.

F-22

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 8.          Commitments and Contingencies (Continued)

Federal and state environmental authorities have been investigating alleged excess volatile organic compounds emissions and other air emissions from many U.S. ethanol plants, including the Company's Illinois facilities. The investigation relating to the Illinois wet mill facility is still pending, and the Company could be required to install additional air pollution control equipment or take other measures to control air pollutant emissions at that facility. In addition, if the authorities determine that the Company's emissions are in violation of applicable law, the Company would likely be required to pay fines. The Company is in the process of installing natural gas boilers in 2014 to comply with the new 2016 emission standards.

The Company has made, and expects to continue making capital expenditures on an ongoing basis to comply with the U.S. Environmental Protection Agency's (EPA) National Emissions Standard for Hazardous Air Pollutants (NESHAP). This NESHAP was issued but subsequently vacated in 2007. The vacated version of the rule required the Company to implement maximum achievable control technology at its Illinois wet mill facility to reduce hazardous air pollutant emissions from its boilers. The EPA issued a new Boiler MACT rule on December 22, 2012. The rule became final on January 31, 2013. The Company will have three years from the date of the final rule to meet the new emission limits and is in the process of installing natural gas boilers in 2014 to comply with the new 2016 emission standards.

Litigation matters:

Aurora Cooperative Elevator Company (the “Aurora Coop”)—Option Dispute

On May 29, 2012, Aventine commenced suit against the Aurora Coop, seeking declaratory relief. That suit alleged the Aurora Coop had improperly threatened to invoke a purported option to acquire the land upon which the Aurora West Facility is located. The Aurora Coop then filed legal claims against Aventine, on June 21, 2012, which were removed to and now are pending in the United States District Court for the District of Nebraska (Case No. 4:12-cv-00230: ), asserting that it has the right, pursuant to an agreement between Aventine and the Aurora Coop, dated March 23, 2010, to exercise an option to acquire the 74 acres of land upon which the Company’s Aurora West ethanol plant (the “Aurora West Facility”) is located, together with the Aurora West Facility and all related improvements, for a purchase price of $16,500 per acre (or $1,221,000 in the aggregate). The Aurora Coop asserts that its contractual right to exercise this option arose on July 1, 2012 due to Aventine’s alleged failure to complete construction of the Aurora West Facility as of such date and to operate at a certain rate of production. The Aurora Coop seeks a judicial order requiring Aventine to convey the Aurora West Facility and the land upon which the Aurora West facility is located to the Aurora Coop for the purchase price of set forth above. The Aurora Coop also seeks a judicial order imposing a constructive trust and requiring Aventine to account for and pay to the Aurora Coop the greater of the profits which Aventine received or may have received in the exercise of reasonable care in the operation of the Aurora West Facility after July 1, 2012. That is, the Aurora Coop also seeks an order requiring Aventine to pay an unspecified amount of damages to compensate the Aurora Coop for damages it allegedly suffered as a result of Aventine’s purported delay in conveying title to the Aurora West Facility and the land upon which it is located. Aventine disputes the allegations and claims asserted by the Aurora Coop, and Aventine denies the validity and effectiveness of the Aurora Coop’s exercise of its option to purchase the land on which the Aurora West Facility is located. Aventine has asserted in its legal filings that it has satisfied its contractual obligations with respect to the completion of the plant as of the required date. Because this litigation is in early stages of discovery and there are a broad range of outcomes with the values potentially attributed to them are that are too uncertain, Aventine is currently unable to provide a range of loss that is not misleading. Although Aventine maintains that the Aurora Coop’s claims have no merit, if adversely adjudicated, the potential loss could involve the difference between the Aurora Coop’s claimed option purchase price and the sum of the fair market value of the land, the Aurora West Facility and related improvements in question, and the lost income that the Aurora Coop alleges it could have generated if the land and the facility had been conveyed as of an earlier date, or a number of other less adverse outcomes. Aventine does not currently have the ability, method or sufficient facts at this time to determine such values. The parties are currently engaged in extensive discovery. Aventine will continue to vigorously defend against any assertion that the Aurora Coop has any right to repurchase the land or any improvements on the land.

F-23

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 8.          Commitments and Contingencies (Continued)

Aurora Coop—Grain Procurement Dispute

On September 20, 2012, the Aurora Coop filed a suit in the United States District Court for the District of Nebraska (Case No.4:12-cv-3200), naming Aventine as a defendant, alleging that Aventine (and two of its subsidiaries) breached the parties’ Aurora Coop Grain Agreements. Specifically, the Aurora Coop alleges that it procured 1.7 million bushels of corn on Aventine’s behalf, for which Aventine is liable in a gross amount of approximately $2 million. Aventine denies that it ever contracted for the corn in question or that the Aurora Coop suffered the alleged losses and maintains in its counterclaim that the Aurora Coop improperly set off approximately $400,000 it owes to Aventine (or one or more of its subsidiaries) in violation of the parties’ Aurora Coop Grain Agreements, resulting in uncured breaches of each such agreement. As a result, Aventine issued notice of termination of the Grain Supply Agreement and the Marketing Agreement. The Aurora Coop seeks a judicial order declaring that Aventine is in breach of the parties’ Aurora Coop Grain Agreements and further declaring that Aventine’s termination of the parties’ Grain Supply Agreement is ineffective. The Aurora Coop further seeks a judicial order requiring Aventine to abide by the Aurora Coop Grain Agreements and prohibit Aventine from procuring grain for the Aurora West Facility from any source other than the Aurora Coop or marketing co-products through anyone other than the Aurora Coop. Previously, the claims relating to the alleged purchases of grain by the Aurora Coop and Aventine’s counterclaims for the amounts improperly set off were submitted to arbitration before the National Grain and Feed Association, where an arbitration panel found in favor of Aventine in all material respects. The Aurora Coop is appealing the arbitration panel’s decision. Aventine intends to pursue any and all rights and remedies available to it with respect to the foregoing.

Western Sugar Cooperative

On February 27, 2015, the Western Sugar Cooperative (“Western Sugar”) filed suit against Aventine Renewable Energy, Inc., (“ARE, Inc.”) a wholly owned subsidiary of Aventine, in the United States District Court for the District of Colorado (Case No.1:15-cv-00415), claiming that it was owed penalty rates for storage of surplus beet sugar. Western Sugar is seeking payment of approximately $8.6 million in penalty storage fees as “expectation damages.” In 2013, ARE, Inc. purchased surplus beet sugar through a USDA program for Aventine’s operations. ARE, Inc. paid for the warehousing of this sugar from inception of the relationship, some of which was warehoused by Western Sugar. Western Sugar, however, subsequently asserted that certain penalty rates for the storage of this product should have applied despite the lack of an agreement to such rates by ARE, Inc. Aventine and ARE, Inc. had been attempting to resolve this matter short of formal litigation prior to Western Sugar’s filing of the suit. Aventine considers these claims to be without merit and will aggressively defend against them.

Note 9.          Warrants

In connection with the restructuring transaction occurring in September 2012, the equity holders of the Company received warrants to purchase up to an aggregate amount of 787,855 shares of the Company’s common stock at an exercise price of $61.75 per share (the “2012 Warrants”). The 2012 warrants expire on the fifth anniversary of the issuance date and had no fair value as of the grant date. As of December 31, 2014, none of the warrants issued in connection with the restructuring transaction had been exercised.

In connection with the issuance of the Term Loan A-1 debt on June 18, 2013, debt holders received warrants allowing for the purchase of up to 11.8 million shares of the Company’s common stock at an exercise price of $.01 per share (the “2013 Warrants”). The 2013 warrants can only be exercised upon a change in control of the Company’s ownership, which the Company’s management team deemed unlikely at the grant date. No fair value was assigned to the warrants. These warrants expire on the third anniversary of the issuance date.

In the fourth quarter of 2014, the 2013 warrants became exercisable and as a result the warrant holders exercised their rights and an additional 11.8 million common shares were issued.

F-24

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 10.          Long Term Incentive Compensation

The Company entered into restricted stock unit agreements with certain of its directors and officers (the Participants) on January 1, 2014. Under the agreements, all participants were granted an aggregate of 1,167,000 restricted stock unit awards (RSUs). The RSUs granted to directors of the Company vest in one-third increments beginning on the date of the agreement through October 1, 2015 and the RSUs granted to the officers of the Company vest in one-third increments on each of the first three anniversaries of the grant date. Upon a change of control, all unvested RSU awards under the agreements become fully vested and settle based on the fair market value of the common shares of the Company at that time. In addition, the RSUs only vest only if the respective participant is actively providing services to the Company at the time of the change of control or as is the case for the directors of the Company, if a change of control occurs within one-year following the director’s involuntary removal from the board of directors of the Company (other than a removal for cause). If any of the directors and officers voluntary cease providing services to the Company, all unvested RSUs would automatically terminate for that individual.

On November 25, 2014, a change of control occurred under each of the restricted stock unit agreements resulting in an expense and aggregate payment of $10.5 million to the participants.

F-25

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 11.          Retirement and Pension Plans

Defined contribution plan: The Company has 401(k) plans covering substantially all of its employees. Contributions made under the defined contribution plans include a match, at the Company's discretion, of an employee's contribution to the plans. For each of the years ended December 31, 2014 and 2013, such contributions amounted to $.6 million.

Qualified retirement plan: The Company has a defined benefit pension plan (the Retirement Plan) that is noncontributory, and covers unionized employees at its Pekin, Illinois, facility who fulfill minimum age and service requirements. Benefits are based on a prescribed formula based upon the employee's years of service. On October 29, 2010, the Union ratified a new collective bargaining agreement with the Company for its hourly production workers in Pekin, Illinois. This new agreement was effective November 1, 2010. The agreement states that, among other things, employees hired after November 1, 2010, will not be eligible to participate in the Retirement Plan. The Company uses a December 31 measurement date for its Retirement Plan. The Company's funding policy is to make the minimum annual contribution that is required by applicable regulations.

Information related to the defined benefit plan is presented below:

	2014	2013
Amounts at the end of the year:
Accumulated/projected benefit obligation	$17,432	$13,708
Fair value of plan assets	13,228	13,067
Funded status, (underfunded)/overfunded	$(4,204)	$(641)

Amounts recognized in the consolidated balance sheets:
Other long-term liabilities	$(4,204)	$(641)
Accumulated other comprehensive loss, unrecognized net loss	4,457	917

Amounts recognized in the plan for the year:
Company contributions	$–	$–
Participant contributions	–	–
Benefits paid	(593)	(535)

Net periodic benefit cost	$23	$359

Other changes recognized in other comprehensive loss:
Net (gain)/loss	$3,540	$(2,425)
Amortization of net gain/(loss)	–	(206)
Total recognized in other comprehensive income (loss)	$3,540	$(2,631)

Assumptions used in computation benefit obligations:
Discount rate	3.88%	4.80%
Expected long-term return on plan assets	7.75%	7.75%
Rate of compensation increase	–	–

F-26

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 11.          Retirement and Pension Plans (Continued)

The Company is not expected to make contributions in the year ending December 31, 2015. Expected net periodic benefit cost for 2015 is estimated at approximately $.4 million.

The following table summarizes the expected benefit payments for the Company's plan for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

December 31:

2015	$572
2016	613
2017	640
2018	656
2019	675
2020-24	3,698
$6,854

See Note 3 for discussion of the plan’s fair value disclosures.

Historical and future expected returns of multiple asset classes were analyzed to develop a risk-free real rate of return and risk premiums for each asset class. The overall rate for each asset class was developed by combining a long-term inflation component, the risk-free real rate of return, and the associated risk premium. A weighted average rate was developed based on those overall rates and the target asset allocation of the plan.

The Company's pension committee is responsible for overseeing the investment of pension plan assets. The pension committee is responsible for determining and monitoring the appropriate asset allocations and for selecting or replacing investment managers, trustees, and custodians. The pension plan's current investment target allocations are 50% equities and 50% debt. The pension committee reviews the actual asset allocation in light of these targets periodically and rebalances investments as necessary. The pension committee also evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan's investment guidelines.

F-27

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 12.          Postretirement Benefit Obligation

The Company sponsors a health care plan and life insurance plan (the Postretirement Plan) that provides postretirement medical benefits and life insurance to certain "grandfathered" unionized employees. Employees hired after December 31, 2000, are not eligible to participate in the Postretirement Plan. The plan is contributory, with contributions required at the same rate as active employees. Benefit eligibility under the plan reduces at age 65 from a defined benefit to a defined dollar cap based upon years of service.

Information related to the Company’s postretirement benefit obligation is presented below:

	2014	2013
Amounts at the end of the year:
Accumulated/projected benefit obligation	$3,998	$3,420
Fair value of plan assets	–	–
Funded status, (underfunded)/overfunded	$(3,998)	$(3,420)

Amounts recognized in the consolidated balance sheets:
Other current liabilities	$(188)	$(157)
Other long-term liabilities	(3,810)	(3,263)
Accumulated other comprehensive loss, unrecognized net loss	1,172	699

Amounts recognized in the plan for the year:
Company contributions	$122	$93
Participant contributions	30	19
Benefits paid	(152)	(113)

Net periodic benefit cost	$227	$309

Other changes recognized in OCI:
Net (gain)/loss	$491	$(537)
Amortization of net gain/(loss)	(18)	(79)
Total recognized in other comprehensive income	$473	$(616)

Assumptions used in computation benefit obligations:
Discount rate	3.7%	4.6%

The Company expects to recognize amortization of net actuarial loss of $0.1 million during the year ended December 31, 2015.

F-28

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 12.          Postretirement Benefit Obligation (Continued)

The following table summarizes the expected benefit payments for the Company's plan for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

December 31:

2015	$189
2016	217
2017	229
2018	195
2019	206
2020-24	1,051
$2,087

For purposes of determining the cost and obligation for pre-Medicare postretirement medical benefits, a 5.5% annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) was assumed for the plan in 2014, adjusting to a rate of 5.6% in 2024. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans.

Note 13.          Income Taxes

There was no provision for income taxes for the years ended December 31, 2014 and 2013.

The reconciliation of differences between the statutory U.S. federal income tax rate and the effective tax rate for the years ended December 31, 2014 and 2013, is primarily due to changes in the valuation allowances and deferred tax assets limited as a result of the troubled debt restructuring transaction, which caused a change in ownership for tax purposes.

Significant components of the deferred tax assets and liabilities are as follows:

	Year Ended December 31
	2014	2013

Current assets	$2,523	$2,391
Long-term assets	92,441	95,079
	94,964	97,470
Valuation allowance	(82,687)	(93,873)
	12,277	3,597

Current liabilities	894	634
Long-term liabilities	13,461	5,041
	14,355	5,675

	$(2,078)	$(2,078)

F-29

Aventine Renewable Energy Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (in 000’s)

Note 13.          Income Taxes (Continued)

At December 31, 2014 and 2013, the Company has recorded valuation allowances of $82.7 million and $93.8 million, respectively, on its deferred tax assets to reduce the deferred tax assets to the amount that management believes is more likely than not to be realized. Management considered the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment. The change in the valuation allowance for the years ended December 31, 2014 and 2013 was a (decrease) increase of approximately ($11.2) million and $34.9 million. The decrease in the current year valuation allowance is primarily related to the realization of deferred tax benefits related to prior years.

At December 31, 2014, the Company had net operating loss carryforwards of $63.5 million. The future utilization of these net operating loss carryforwards has been limited due to certain ownership changes. Due to the uncertainty regarding realization of the tax benefits, $231.6 million of loss carryforward was deemed worthless in 2013.

At December 31, 2014, the Company had no capital loss carryforwards available to offset future consolidated capital gains. The future utilization of capital loss carryforwards has been limited due to certain ownership changes. Due to the uncertainty regarding the realization of the capital loss carryforward, $30 million of loss carryforward was deemed worthless in 2013.

F-30

Ernst & Young LLP The Plaza in Clayton Suite 1300 190 Carondelet Plaza St. Louis, MO 63105-3434 Tel: +1 314 290 1000 Fax: +1 314 290 1882 ey.com

Report of Independent Auditors

The Board of Directors and Stockholders

Aventine Renewable Energy Holdings, Inc.

We have audited the accompanying consolidated financial statements of Aventine Renewable Energy Holdings, Inc., which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-31

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aventine Renewable Energy Holdings, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 27, 2013

except for Note 2, as to which

the date is February 2, 2015

F-32

Aventine Renewable Energy Holdings, Inc.

Consolidated Balance Sheets

	December 31
	2012	2011
	(In Thousands, Except Share and Per Share Data)

Assets
Current assets:
Cash and equivalents	$16,941	$36,105
Accounts receivable, net of allowance for doubtful accounts of $312 in 2012 and $174 in 2011	8,976	16,582
Inventories	28,113	42,999
Prepaid expenses and other current assets	5,351	7,693
Total current assets	59,381	103,379
Property, plant, and equipment, net	293,540	301,700
Other assets	14,246	16,121
Total assets	$367,167	$421,200

Liabilities and stockholders’ equity
Current liabilities:
Current maturities of long-term debt	$37	$2,283
Current obligations under capital leases	174	348
Accounts payable	7,738	12,910
Accrued liabilities	2,746	3,224
Other current liabilities	9,813	14,570
Total current liabilities	20,508	33,335

Long-term debt	230,342	214,119
Deferred tax liabilities	2,078	2,078
Other long-term liabilities	6,629	6,025
Total liabilities	259,557	255,557

Stockholders’ equity:
Common stock, par value $0.001 per share; 15,000,000 shares authorized; 2,353,176 shares outstanding, net of 1,497 shares held in treasury at December 31, 2012; 166,926 shares outstanding, net of 1,497 shares held in treasury at December 31, 2011	2	–
Preferred stock; 5,000,000 shares authorized; no shares issued or outstanding	–	–
Additional paid-in capital	258,223	231,752
Retained deficit	(145,752)	(61,892)
Accumulated other comprehensive loss, net	(4,863)	(4,217)
Total stockholders’ equity	107,610	165,643
Total liabilities and stockholders’ equity	$367,167	$421,200

See notes to consolidated financial statements.

F-33

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Operations

	Year Ended December 31
	2012	2011

	(In Thousands)

Net sales	$479,710	$639,798
Cost of goods sold	(503,880)	(598,754)
Gross profit (loss)	(24,170)	41,044
Selling, general, and administrative expenses	(25,204)	(30,170)
Other expense	(1,632)	(1,409)
Operating (loss) income	(51,006)	9,465
Interest expense, net	(21,136)	(24,040)
Gain (loss) on derivative transactions, net	681	(4,424)
Loss on available-for-sale securities	(174)	(510)
Loss on early extinguishment of debt	(857)	(10,038)
Other nonoperating income	7,909	2,074
Loss from continuing operations before income taxes	(64,583)	(27,473)
Income tax benefit (expense)	(9)	(536)
Loss from continuing operations	(64,592)	(28,009)
Discontinued operations:
Loss from operations of discontinued components	(19,268)	(8,419)
Net loss	$(83,860)	$(36,428)

See notes to consolidated financial statements.

F-34

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Comprehensive Loss

	Year Ended December 31
	2012	2011
	(In Thousands)

Net loss	$(83,860)	$(36,428)
Other comprehensive loss, net of tax:
Pension and postretirement liability adjustment, net of tax	(646)	(3,971)
Total comprehensive loss, net of tax	$(84,506)	$(40,399)

See notes to consolidated financial statements.

F-35

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Stockholders’ Equity

	Treasury Shares	Common Shares	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	(In Thousands)
Balance at December 31, 2010	156	149,134	$–	$227,368	$(25,464)	$(246)	$201,658
Warrants exercised	–	3	–	5	–	–	5
Stock-based compensation	–	–	–	4,912	–	–	4,912
Issuances of common stock	–	19,286	–	522	–	–	522
Purchase of treasury stock	1,341	–	–	(1,055)	–	–	(1,055)
Comprehensive loss:
Net loss	–	–	–	–	(36,428)	–	(36,428)
Pension and postretirement liability adjustment, net of tax	–	–	–	–	–	(3,971)	(3,971)
Balance at December 31, 2011	1,497	168,423	–	231,752	(61,892)	(4,217)	165,643

Stock-based compensation	–	–	–	333	–	–	333
Fractional share cancellation	–	(48)	–	–	–	–	–
Issuances of common stock	–	2,186,298	2	26,138	–	–	26,140
Comprehensive loss:
Net loss	–	–	–	–	(83,860)	–	(83,860)
Pension and postretirement liability adjustment, net of tax	–	–	–	–	–	(646)	(646)
Balance at December 31, 2012	1,497	2,354,673	$2	$258,223	$(145,752)	$(4,863)	$107,610

See notes to consolidated financial statements.

F-36

Aventine Renewable Energy Holdings, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2012	2011
	(In Thousands)

Operating activities
Net loss	$(83,860)	$(36,428)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized/realized loss on available-for-sale securities	174	510
Depreciation and amortization	22,232	20,243
Stock-based compensation expense	333	5,434
Loss on asset retirement	1,108	–
Loss on early retirement of debt	857	10,038
Gain on legal settlements	–	(1,462)
Accrued interest – paid-in-kind	8,349	–
Other	22	142
Changes in operating assets and liabilities:
Accounts receivable, net	7,803	(5,007)
Income tax receivable	(24)	145
Inventories	14,885	1,181
Prepaid expenses and other current assets	2,224	4,744
Other assets	199	(448)
Accounts payable	(5,004)	(8,579)
Other liabilities	(5,475)	1,000
Net cash used in operating activities	(36,177)	(8,487)

Investing activities
Additions to property, plant, and equipment, net	(10,564)	(23,330)
Net cash used in investing activities	(10,564)	(23,330)

Financing activities
Proceeds from issuance of debt	30,000	25,000
Repayment of senior secured notes	–	(155,000)
Payment of term loan	(2,134)	(2,188)
Decrease in restricted cash	–	180,976
Penalty on early retirement of debt	–	(8,350)
Debt issuance costs	(1,541)	(5,193)
Payments on other long-term debt and capital lease obligations	(322)	(806)
Paid-in-kind amendment fee financed with debt	2,217	–
Equity issuance costs	(643)	–
Proceeds from warrants exercised	–	5
Purchase of treasury shares	–	(1,055)
Net cash provided by financing activities	27,577	33,389
Net (decrease) increase in cash and equivalents	(19,164)	1,572
Cash and equivalents at beginning of the period	36,105	34,533
Cash and equivalents at end of the period	$16,941	$36,105

Supplemental disclosure of cash flow
Interest paid	$12,897	$23,747
Income taxes paid	50	372

F-37

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

1. Organization and Basis of Presentation

Organization

Aventine Renewable Energy Holdings, Inc. and its subsidiaries (collectively referred to as Aventine, the Company or we) produces and markets ethanol. In addition to producing ethanol, the Company’s facilities also produce several co-products, including corn gluten feed and meal, corn germ, condensed corn distillers solubles, dried distillers grain, wet distillers grain, carbon dioxide, and grain distillers dried yeast.

Basis of Presentation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All material intercompany transactions and balances have been eliminated. Any material events or transactions that occurred subsequent to December 31, 2012, through June 27, 2013, the date these financial statements are being issued, were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the accompanying consolidated financial statements.

The accompanying consolidated financial statements for the prior period contain certain reclassifications to conform to the presentation used in the current period.

Liquidity Outlook

Our ability to maintain adequate liquidity depends in part upon industry conditions and general economic, financial, competitive, regulatory, and other factors beyond our control. We expect our earnings and cash flow to vary significantly from year to year due to the cyclical nature of our industry. As a result, the amount of debt we can manage in some periods may not be appropriate for us in other periods. In addition, our future cash flow may be insufficient to meet our debt obligations and commitments. Any insufficiency could negatively impact our business. A range of economic, competitive, business, and industry factors will affect our future financial performance and, as a result, our ability to generate cash flow from operations and to pay our debt. Many of these factors, such as ethanol prices, corn prices, and economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors are beyond our control.

F-38

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

1. Organization and Basis of Presentation (continued)

Our principal sources of liquidity are cash and cash equivalents, cash provided by our borrowing facility and other borrowings, and cash provided by operations. At December 31, 2012, we had $16.9 million of cash and cash equivalents. On June 18, 2013, we further stabilized our long-term liquidity needs by borrowing an additional $35 million under our term loan agreements using an amendment. See Note 10. In addition, at December 31, 2012, we had availability of $10.8 million under the New Revolving Facility. If our existing cash, operating cash flows, and borrowings under the New Revolving Facility are not sufficient to meet our cash requirements, we may be required to seek additional financing.

Our liquidity position is significantly influenced by our operating results, which in turn are substantially dependent on commodity prices, especially prices for corn, ethanol, natural gas, and unleaded gasoline. As a result, adverse commodity price movements adversely impact our liquidity. Often, movements in commodity prices are well correlated such that increases or decreases in commodity prices provide a predictable change in our liquidity. However, there have been periods of time in which other economic factors cause deterioration in commodity price correlations such that our ability to predict our liquidity level may be significantly diminished.

Our principal uses of liquidity are working capital, funding of operations, and capital expenditures. If we do not generate enough cash flow from operations to satisfy our principal uses of liquidity, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or raising additional capital.

We believe that we have sufficient liquidity through our cash and cash equivalents, cash from operations, borrowings executed subsequent to year-end, and borrowing capacity under our New Revolving Facility to meet our short-term and long-term normal recurring operating needs, debt service obligations, contingencies, and anticipated capital expenditures. We also believe that the additional avenues available to preserve liquidity in the event of an industry or economic downturn are adequate to allow us to continue operations.

2. Discontinued Operations

As part of a strategic repositioning and refocusing on the Company’s core competitive advantages, Aventine made the decision to sell its Mount Vernon and Canton facilities in 2013. Accordingly, the 2012 and 2011 financial statements have been adjusted to retroactively present the Mt. Vernon and Canton facilities as discontinued operations.

On March 21, 2014, the Company sold its Mount Vernon facility to an independent third party. Under the terms of the agreement, the Company received $34 million of cash consideration and a full release of all of its contractual obligations related to the site lease and utility contracts.

F-39

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

2. Discontinued Operations (continued)

The amount of net sales and loss before income taxes for each disposal group included in discontinued operations is as follows for the years ended December 31, 2012 and 2011:

	2012			2011
	Mount			Mount
	Vernon	Canton	Total	Vernon	Canton	Total

Net sales	$50,260	$–	$50,260	$247,789	$–	$247,789
Loss before income taxes	(17,082)	(2,186)	(19,268)	(6,780)	(1,639)	(8,419)

F-40

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

3. Bankruptcy Proceedings and Related Events

On April 7, 2009, Aventine and all of its direct and indirect subsidiaries (collectively, the Debtors), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) with the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). The Debtors filed their First Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code on January 13, 2010 (as modified, the Plan). The Plan was confirmed by order entered by the Bankruptcy Court on February 24, 2010, and became effective on March 15, 2010 (the Effective Date), the date on which the Company emerged from protection under Chapter 11 of the Bankruptcy Code.

The Company emerged from bankruptcy on March 15, 2010. In accordance with Accounting Standards Codification (ASC) 852, Reorganizations, the Company adopted fresh-start accounting and adjusted the historical carrying value of its assets and liabilities to their respective fair values at the Effective Date. Simultaneously, the Company determined the fair value of its equity at the Effective Date.

4. Summary of Significant Accounting Policies

The accounting policies below relate to amounts reported in the Company’s consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management’s knowledge of current events and actions that the Company may take in the future. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated financial statements.

Revenue Recognition

Revenue is generally recognized when title to products is transferred to an unaffiliated customer as long as the sales price is fixed or determinable and collectability is reasonably assured. For the majority of sales, this generally occurs after the product has been offloaded at customer sites. For others, the transfer of title occurs at the shipment origination point. The Company’s ethanol indexed sales are invoiced based upon a provisional price and are adjusted to a final price in the same month using the monthly average of spot market prices. Other sales are invoiced at the final per unit price, which may be the contracted fixed price or a market price at the time of shipment. Sales are made under normal terms and usually do not require collateral.

The majority of sales are reported gross, inclusive of freight costs being paid by the Company. The Company recognizes such freight costs in cost of goods sold in the financial statements. When freight costs are paid by the buyer, the Company excludes these costs from its financial statements.

F-41

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

4. Summary of Significant Accounting Policies (continued)

Fair Value Measurement

The Company accounts for certain financial assets and liabilities under ASC 820, Fair Value Measurement. The Company uses the following methods in estimating fair value disclosures for financial instruments:

Cash and equivalents, accounts receivable, and accounts payable: The carrying amount reported in the consolidated balance sheets approximates fair value due to the short-term nature of the asset or liability.

Revolving credit facility and long-term debt: The carrying amount of the Company’s borrowings under its revolving credit facility approximates fair value. The fair values of the term loans are based on observed transaction prices between market participants.

Commodity derivatives: Commodity derivative instruments, entered into periodically by the Company, consist of futures contracts, swaps, and option contracts. The fair value of these commodity derivative instruments is determined by reference to quoted market prices.

Available-for-sale securities: Available-for-sale securities consist of a common stock investment in an exchange-traded security. The fair value of these securities is determined using quoted market prices.

See Note 5 for additional information regarding the Company’s fair value assets and liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

F-42

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

4. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are recorded on a gross basis, with no discounting, less an allowance for doubtful accounts. These trade receivables arise in the ordinary course of business from sales of finished product to the Company’s customers. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and age of past-due accounts. The Company writes off specific accounts receivable when collection efforts are exhausted and the amounts are deemed unrecoverable.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average first-in, first-out (FIFO) method for bushels of corn purchased, gallons of ethanol produced at the Company’s plants, and other gallons purchased for resale, when applicable. Inventory costs include expenditures incurred to bring inventory to its existing condition and location. Inventories primarily consist of agricultural and energy-related commodities, including corn, ethanol, and coal, and were as follows:

	December 31
	2012	2011
	(In Thousands)

Finished products	$19,430	$27,946
Work-in-process	3,408	6,542
Raw materials	5,275	8,511
Totals	$28,113	$42,999

Derivatives and Hedging Activities

Derivatives are accounted for in accordance with ASC 815, Derivatives and Hedging, and primarily consist of commodity futures contracts, swaps, and option contracts.

The Company’s futures contracts are not designated as hedges and, therefore, are marked to market each period, with corresponding gains and losses recorded in other nonoperating income. Such derivative instruments are recorded at fair value and are included in “Prepaid expenses and other current assets” on the Company’s consolidated balance sheets. See Note 7.

F-43

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

4. Summary of Significant Accounting Policies (continued)

Under ASC 815, companies are required to evaluate contracts to determine whether such contracts are derivatives. Certain contracts that meet the definition of a derivative under ASC 815 may be exempted from the accounting and reporting requirements of ASC 815 as normal purchases or normal sales. The Company has elected to designate its forward purchases of corn and natural gas and forward sales of ethanol as normal purchases and normal sales under ASC 815. Accordingly, these forward commodity contracts are not reflected in the consolidated financial statements at fair value.

Property, Plant, and Equipment

Newly acquired land, buildings, and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets, generally on the straight-line basis for financial reporting purposes (furniture and fixtures, 5–15 years; machinery and equipment, 3–20 years; storage tanks, 15–25 years; and buildings and leasehold improvements, 4–40 years), and on accelerated methods for tax purposes. See Note 8.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment under the provisions of ASC 360, Property, Plant and Equipment. When facts and circumstances indicate that long-lived assets used in operations may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than their carrying values, an impairment charge is recorded equal to the excess of the carrying value over fair value.

Available-for-Sale Securities

Available-for-sale securities at December 31, 2012 and 2011, consisted of shares of Imperial Petroleum Inc. (Imperial). For the years ended December 31, 2012 and 2011, the Company recognized a noncash loss on available-for-sale securities of $0.2 million and $0.5 million, respectively, due to the declining market value of the Imperial stock, which was determined to be other than temporary. See Note 6.

F-44

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

4. Summary of Significant Accounting Policies (continued)

Employment-Related Benefits

Employment-related benefits associated with pensions and postretirement health care are expensed as actuarially determined. The recognition of expense is affected by estimates made by management, such as discount rates used to value certain liabilities, investment rates of return on plan assets, increases in future wage amounts, and future health care costs. The Company uses third-party specialists to assist management in appropriately measuring the expenses and liabilities associated with employment-related benefits.

The Company determines its actuarial assumptions for the pension and postretirement plans, after consultation with its actuaries, on December 31 of each year to calculate liability information as of that date and pension and postretirement expense for the following year. The discount rate assumption is determined based on a spot yield curve that includes bonds that are rated Corporate AA or higher with maturities that match expected benefit payments under the plan.

The expected long-term rate of return on plan assets reflects the projected returns for the investment mix and is determined by taking into account the expected weighted averages of the investments of the assets, the fact that the plan assets are actively managed to mitigate downside risks, the historical performance of the market in general and the historical performance of the retirement plan assets over the past ten years.

Employee Stock Plans

The Company accounts for its employee stock compensation in accordance with ASC 718, Compensation – Stock Compensation. Equity awards are expensed based on their grant date fair value. As required under the guidance, an accounting estimate of the number of shares that are expected to vest is made and then expensed utilizing the grant-date fair value of the shares from the date of grant through the end of the performance cycle period. See Note 16.

F-45

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

4. Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred tax liabilities and assets are recorded for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Property, plant, and equipment, stock-based compensation expense, debt issuance costs, and original issue discount are the primary sources of these temporary differences. Deferred income taxes also include net operating loss and capital loss carryforwards. The Company establishes valuation allowances to reduce deferred tax assets to amounts it believes are realizable. These valuation allowances and contingency reserves are adjusted based upon changing facts and circumstances. See Note 14.

Concentrations

Labor Concentration

Approximately 60% of the Company’s full-time employees at December 31, 2012 (comprised of the hourly employees at the Illinois facilities), are covered by a collective bargaining agreement between Aventine’s subsidiary, Aventine Renewable Energy, Inc., and the United Steelworkers International Union, Local 7-662 (the Union). On November 4, 2012, the Union ratified a new collective bargaining agreement with Aventine Renewable Energy, Inc. for its hourly production workers in Pekin, Illinois. This new agreement was effective November 5, 2012, and runs through October 31, 2015.

Concentration of Credit Risk

The Company sells ethanol to most of the major integrated oil companies, as well as to a significant number of large, independent refiners and petroleum wholesalers. Trade receivables result primarily from ethanol marketing operations. As a general policy, collateral is not required for receivables, but customers’ financial condition and creditworthiness are evaluated regularly. Credit risk concentration related to accounts receivable has resulted from the Company’s top 10 customers having generated 62.4% and 65.6% of the consolidated net sales for the years ended December 31, 2012 and 2011, respectively.

In 2012, Marathon Petroleum Corporation (Marathon) accounted for 11.8% of the Company’s consolidated net sales. In 2011, Marathon and Buckeye Energy Services, LLC (Buckeye) accounted for 24.0% and 14.2%, respectively, of the Company’s consolidated net sales. No other customers in 2012 or 2011 represented more than 10% of Aventine’s consolidated net sales.

F-46

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

4. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, which changes the presentation requirements of comprehensive income to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update was effective on January 1, 2012, and was retrospectively applied. The adoption did not have a material impact on the Company’s consolidated financial statements.

The FASB issued ASU 2013-02, Reporting of Amounts Out of Accumulated Other Comprehensive Income, in February 2013. This ASU amends ASC 220 and requires entities to report either on the income statement or disclose in the footnotes to the financials the effects on earnings related to items reclassified out of other comprehensive income. This update is effective for the Company in fiscal 2013, and the Company is currently evaluating the impact of adopting this standard.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements, and provides consistency to ensure that GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 was effective and adopted on January 1, 2012. This adoption did not have a material impact on the Company’s consolidated financial statements.

F-47

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

5. Fair Value Measurements

In accordance with ASC 820, the Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
•	Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability
•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity)

Fair Value Hierarchy on a Recurring Basis

The following tables summarize the valuation of the Company’s financial instruments that are carried at fair value as of December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012
	Fair Value	Quoted Prices in Active Markets Using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)

Cash and equivalents	$16,941	$16,941	$–	$–
Derivative contracts	168	168	–	–
Available-for-sale securities	17	17	–	–

	Fair Value Measurements at December 31, 2011
	Fair Value	Quoted Prices in Active Markets Using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)

Cash and equivalents	$36,105	$36,105	$–	$–
Derivative contracts	239	239	–	–
Available-for-sale securities	191	191	–	–

F-48

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

5. Fair Value Measurements (continued)

The Company did not hold any financial assets requiring the use of Level 2 or Level 3 inputs at December 31, 2012 and 2011.

Available-for-Sale Securities

The Company’s available-for-sale securities consist of shares of Imperial stock. The Company records the fair value of its Imperial stock using unadjusted quoted market prices and, accordingly, discloses these investments in Level 1 of the fair value hierarchy.

Financial Instruments Not Reported at Fair Value

The carrying values of other financial instruments, including cash, accounts receivable, and accounts payable and accrued liabilities, approximate fair value due to their short maturities of the respective balances. The following table presents the other financial instruments that are not carried at fair value, but which require fair value disclosure as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)
Term loans	$(230,216)	$(133,172)	$(222,813)	$(222,813)

In 2012, the Company completed a debt restructuring that was accounted for as a troubled debt restructuring under GAAP. As a result, the $230.2 million carrying value is greater than the term loan payoff of $135.9 million due to the inability to recognize any of debt forgiveness. See Note 10.

In 2011, the term loan was at a variable rate, and therefore the carrying value approximated the fair value.

F-49

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

6. Investments

Available-for-Sale Securities

Losses of $0.2 million and $0.5 million, respectively, were presented in “Loss on available-for-sale securities” on the consolidated statements of operations for the years ended December 31, 2012 and 2011. At each reporting date, the Company performs an evaluation of impaired equity securities to determine if any unrealized losses are other than temporary. Such evaluation consists of a number of factors, including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and management’s ability and intent to hold the securities until fair value recovers. The assessment of the ability and intent to hold these securities to recovery focuses on liquidity needs, asset/liability management objectives, and security portfolio objectives. Based on the results of the evaluation, management concluded that as of December 31, 2012 and 2011, the unrealized losses related to its 425,000 shares of Imperial were not temporary.

7. Derivative Instruments and Hedging

The Company’s operations and cash flows are subject to fluctuations due to changes in commodity prices. As such, the Company has historically used various derivative financial instruments to minimize the effects of the volatility of commodity price changes primarily related to corn, natural gas, and ethanol. The Company monitors and manages its exposure as part of its overall risk management policy. As such, the Company seeks to reduce potentially adverse effects that the volatility of these markets may have on its operating results. The Company may take derivative positions in these commodities as one way to mitigate risk.

The Company is subject to market risk with respect to the price and availability of corn, the principal raw material it uses to produce ethanol and ethanol by-products. The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions, farmer planting decisions, governmental policies with respect to agriculture and international trade, and global demand and supply. From time to time, the Company may have firm-price purchase commitments with some of its corn suppliers under which the Company agrees to buy corn at a price set in advance of the actual delivery of that corn. Under these arrangements, the Company assumes the risk of a price decrease in the market price of corn between the time this price is fixed and the time the corn is delivered. The Company accounts for these transactions as normal purchases under ASC 815, and accordingly, it does not mark these transactions to market.

F-50

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

7. Derivative Instruments and Hedging (continued)

The Company periodically enters into firm-price purchase commitments with some of its natural gas suppliers under which the Company agrees to buy natural gas at a price set in advance of the actual delivery of that natural gas. Under these arrangements, the Company assumes the risk of a price decrease in the market price of natural gas between the time this price is fixed and the time the natural gas is delivered. The Company accounts for these transactions as normal purchases under ASC 815, and accordingly, it does not mark these transactions to market.

The Company is also subject to market risk with respect to ethanol pricing. The Company’s ethanol sales are priced using contracts that can either be fixed, based upon the price of wholesale gasoline plus or minus a fixed amount, or based upon a market price at the time of shipment. The Company sometimes fixes the price at which it sells ethanol using fixed price physical delivery contracts. The Company has elected to account for these transactions as normal sales transactions under ASC 815, and accordingly, it has not marked these transactions to market.

Realized Gains (Losses)

The Company recorded a net gain of $0.7 million on derivative transactions for the year ended December 31, 2012, and a net loss of $4.4 million for the year ended December 31, 2011, in “Gain (loss) on derivative transactions, net” on the consolidated statements of operations.

Derivative instruments not designated as hedging instruments under ASC 815 at December 31, 2012 and 2011, were as follows:

		December 31
Type	Balance Sheet Classification	2012	2011
		(In Thousands)
Corn future positions	Other current assets	$26	$8
Ethanol future positions	Other current assets	–	911

The realized and unrealized effects on the Company’s consolidated statements of operations for derivatives not designated as hedging instruments under ASC 815 for the years ended December 31, 2012 and 2011, were as follows:

		Year Ended December 31
Type	Balance Sheet Classification	2012	2011
		(In Thousands)
Corn	Gain (loss) on derivative transactions	$667	$(2,235)
Ethanol	Gain (loss) on derivative transactions	14	(2,189)

F-51

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

7. Derivative Instruments and Hedging (continued)

At December 31, 2012, the Company had 109 short March 2013 corn futures contracts (545,000 bushels) at an average price of $7.19 per bushel, and six long May 2013 corn futures contracts (30,000 bushels) at an average price of $7.98 per bushel.

8. Property, Plant, and Equipment

Property, plant, and equipment at December 31, 2012 and 2011, were as follows:

	December 31
	2012	2011
	(In Thousands)

Land and improvements	$12,137	$12,064
Building and leasehold improvements	11,605	11,161
Machinery and equipment	214,990	211,782
Furniture and fixtures	957	957
Less accumulated depreciation	(41,012)	(24,394)
Totals	198,677	211,570
Construction-in-progress	94,863	90,130
Total property, plant, and equipment, net	$293,540	$301,700

Total depreciation expense for the years ended December 31, 2012 and 2011, was $17.3 million and $17.9 million, respectively, and depreciation from continuing operations was primarily recorded in “Cost of goods sold” on the consolidated statements of operations. Depreciation expense related to discontinued operations was recorded in “Loss from operations of discontinued components” on the consolidated statements of operations.

Construction-in-Progress

At December 31, 2012, construction-in-progress includes $63.3 million related to the construction of the Aurora West plant, $25.1 million related to the Canton facility acquired in August 2010, and $6.0 million related to capitalized projects at the Pekin facility.

At December 31, 2011, construction-in-progress includes $56.6 million related to the construction of the Aurora West plant, $23.0 million related to the Canton facility acquired in August 2010, and $9.8 million related to capitalized projects at the Pekin facility.

The Company capitalized $2.3 million and $3.5 million of interest for the years ended December 31, 2012 and 2011, respectively.

F-52

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

9. Short-Term Borrowings

Revolving Credit Facility with Wells Fargo

On July 20, 2011, the Company and each of its subsidiaries, as co-borrowers (collectively, the Borrowers), entered into a Revolving Facility with the lenders party thereto (the Lenders), and Wells Fargo Capital Finance LLC as Lender and as agent for the Lenders (in such capacity, Wells Fargo) (as amended, and as may be amended, supplemented or otherwise modified from time to time, the Revolving Facility Agreement) with a $50.0 million commitment (the Commitments). The Revolving Facility has a borrowing base that is principally supported by accounts receivable and inventory. The Company terminated the Old Revolving Credit Agreement with PNC and paid a $0.6 million early termination fee, which is included in debt extinguishment costs for the year ended December 31, 2011. The Company capitalized $0.1 million and $2.9 million in debt issuance costs related to the Revolving Facility Agreement for the years ended December 31, 2012 and 2011, respectively. The Company recognized $0.6 million and $0.3 million of expense for the amortization of debt issuance costs related to the Revolving Facility Agreement during the years ended December 31, 2012 and 2011, respectively.

On June 8, 2012, the Company’s excess availability under the Revolving Facility Agreement fell below the required $7.5 million threshold, which constituted an Event of Default. Under the terms of the agreement, the Company had 30 days to cure the event of default. On July 6, 2012, the Revolving Credit Facility was amended to cure the default. As part of the amendment, the Company was required to collateralize any excess availability shortfall with restricted cash, up to an amount not to exceed $7.5 million.

On September 24, 2012, the Borrowers entered into a New Revolving Facility with Wells Fargo with a $30 million commitment. The New Revolving Facility is principally supported by accounts receivable and inventory, and replaces the Revolving Facility Agreement entered into with Wells Fargo in 2011. The total borrowing capacity of the New Revolving Facility is 40% lower than the total borrowing capacity of the Revolving Facility. As a result, a loss on debt extinguishment of $0.9 million was recognized in 2012 for the write-off of 40% of the previously unamortized debt issuance costs relating to the Revolving Facility. The remaining portion of these costs will be added to the issuance costs capitalized as part of the New Revolving Facility and amortized over the term of the New Revolving Facility, as described below. The Company capitalized $1.5 million in debt issuance costs related to the New Revolving Facility. The Company recognized $0.3 million in expense for the amortization of debt issuance costs related to the New Revolving Facility for the year ended December 31, 2012.

F-53

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

9. Short-Term Borrowings (continued)

The loans under the New Revolving Facility Agreement will mature on the earlier of (a) July 20, 2015, and (b) the date that is six months before the earliest maturity date of the Term Loan Indebtedness under the Term Loan Agreement (as defined below) (or if the indebtedness under the Term Loan Agreement is fully refinanced or replaced, the maturity date of such refinanced or replaced indebtedness).

Borrowings under the New Revolving Facility Agreement will bear interest at (i) the London Interbank Offered Rate (LIBOR) plus 4.0% or (ii) the alternate base rate plus 2.5% based on the Company’s election. The alternate base rate will be calculated based on the greater of (A) the federal funds rate plus 1/2 of 1.0%, (B) the LIBOR rate (calculated based upon an interest period of three months and determined on a daily basis), plus 1.0% and (C) the rate of interest announced, from time to time, by Wells Fargo Bank, National Association, as its “prime rate.”

The security interests granted under the New Revolving Facility Agreement in the assets (including inventory and accounts receivable) other than substantially all of Borrowers’ fixed assets will be first priority in nature, subject to customary exceptions, and the security interests in the collateral constituting substantially all of the Borrowers’ fixed assets will be second priority in nature, and subject to customary liens and the first priority lien on such assets under Aventine’s senior secured term loan credit agreement dated as of December 22, 2010 by and among Aventine, as borrower, Citibank, N.A., as administrative agent and collateral agent (in such capacity, the “Term Loan Agent”), the lenders party thereto and certain other persons (as amended, and as may be amended, supplemented or otherwise modified from time to time, the “Term Loan Agreement”).

The New Revolving Facility Agreement requires mandatory prepayment of the obligations thereunder in the event that the amount of (i) outstanding revolving loans under the New Revolving Facility plus (ii) the aggregate undrawn amount of all outstanding letters of credit issued by certain Lenders exceeds the Borrowing Base (as defined in the New Revolving Facility Agreement).

The New Revolving Facility Agreement contains customary affirmative and negative covenants concerning the conduct of Aventine’s business operations, such as limitations on the incurrence of indebtedness, the granting of liens, maintenance of operations, mergers, consolidations and dispositions of assets, restricted payments and the payment of dividends, investments, and transactions with affiliates.

F-54

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

9. Short-Term Borrowings (continued)

The New Revolving Facility Agreement contains a financial covenant that will require Aventine to maintain minimum liquidity levels of $10.0 million throughout the term of the agreement. In addition, the agreement contains an ethanol production covenant that will require production of at least 80 million gallons during any trailing 12-month period ending as of any calendar month. The New Revolving Facility Agreement also includes customary events of default, including, but not limited to, failure to pay principal or interest, failure to pay or default under other material debt, misrepresentation or breach of warranty, violation of certain covenants, a change of control, the commencement of a bankruptcy proceeding, any of the Borrowers’ insolvency and the rendering of a judgment or judgments against any of the Borrowers in excess of a specified amount individually or in the aggregate. Upon the occurrence of an event of default, Aventine’s obligations under the New Revolving Facility Agreement may be accelerated, and all indebtedness thereunder would become immediately due and payable.

The Company was in compliance with all of the covenants related to the New Revolving Facility Agreement at December 31, 2012.

At December 31, 2012, the Company had no short-term borrowings and letters of credit outstanding of $7.6 million under the New Revolving Facility Agreement.

10. Long-Term Debt

The following table summarizes the Company’s outstanding debt at December 31:

	December 31
	2012	2011
	(In Thousands)
Senior secured term loan credit agreement, final maturity date December 2017	$230,216	$216,138
Other	163	264
	230,379	216,402
Less: current maturities of long-term debt	(37)	(2,283)
Total long-term debt, net	$230,342	$214,119

F-55

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

10. Long-Term Debt (continued)

Senior Secured Term Loan Credit Agreement

On December 22, 2010, the Company entered into the Term Loan Agreement with the Term Loan Agent, the lenders party thereto, Citigroup Global Markets Inc. and Jefferies Finance LLC, as joint lead arrangers and joint book-runners, and Citibank, N.A. and Jefferies Finance LLC, as co-syndication agents. Under the Term Loan Agreement, the lenders provided to the Company an aggregate principal amount $200 million term loan facility (the Term Loan Facility). The Term Loan Facility was issued net of original issue discount of $8.0 million.

Also on December 22, 2010, the Company gave notice of redemption pursuant to the indenture dated as of the Effective Date among the Company, each of the Company’s direct and indirect wholly owned subsidiaries, as guarantors, and Wilmington Trust FSB, as trustee and collateral agent, providing that it would redeem all $155.0 million aggregate principal amount of notes at a redemption price of 105% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date. The Company redeemed such notes on January 21, 2011. In connection with the redemption, the Company paid $164.8 million, of which $155.0 million related to the principal amount of the notes, $7.8 million related to a prepayment penalty on the notes and $2.0 million related to interest on the notes.

On April 7, 2011, the Company entered into an incremental amendment (the Incremental Amendment) with the Term Loan Agent and Macquarie Bank Limited, as lender (Macquarie), to the Company’s Term Loan Agreement. Pursuant to the Incremental Amendment, Macquarie loaned an aggregate principal amount equal to $25.0 million, before fees of $1.3 million, to the Company. The loan under the Incremental Amendment had substantially the same terms as the existing loans under the Term Loan Agreement, including seniority, ranking in right of payment and of security, maturity date, applicable margin, and interest rate floor.

F-56

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

10. Long-Term Debt (continued)

On September 24, 2012, the Company entered into a troubled debt restructuring with the Term Loan Lenders and Citibank, as Agent for the Lenders. As a result of this transaction, the Company converted $132.3 million of its outstanding term loan debt into 2,186,298 newly issued shares of common stock of the Company, which represents approximately 92.5% of the Company’s currently issued and outstanding shares. After the exchange, $100 million of original Term Loan debt (Term Loan B) remained. In addition, the Term Loan Lenders issued $30 million in debt to the Company. Pursuant to the agreement, a closing fee of $0.9 million was capitalized and added to the principal. The total of $30.9 million of principal (Term Loan A) and a $0.9 million exit fee are due at maturity. Term Loan A accrues interest payable in cash at the end of each quarter. Interest accrues at a rate of 12%. The final maturity date for all principal and accrued interest on Term Loan A is in September 2016.

Term Loan B accrues interest payable at the end of each quarter. Under the terms of the agreement, the interest may be paid in cash or paid in kind. If the Company elects to pay the interest in cash, interest will accrue at a rate of 10.5%. If the Company elects paid-in-kind interest, interest will accrue at a rate of 15% and will be capitalized as part of Term Loan B at the end of the quarter. The final maturity date for all principal and accrued interest on Term Loan B is in September 2017.

The restructuring transaction qualifies as a troubled debt restructuring and falls within the scope of ASC 470-60, Debt – Troubled Debt Restructurings by Debtors, because the Company, as the debtor, was experiencing financial difficulty and the creditor granted a concession. As a result, the impact of the restructuring is accounted for prospectively using the effective-interest method. Accordingly, the aggregate debt balance of $232.3 million was reduced by only $26.8 million, the fair value of the equity interest granted in exchange for forgiveness of $132.3 million of debt. No gain on debt forgiveness was recognized, as the future maximum cash out flows associated with the principal and interest on the remaining debt may exceed the amount of the previously recognized debt obligation. Additionally, the debt balance was increased $30 million resulting from the issuance of Term Loan A. The Company recognized $1.4 million in effective interest expense related to Term Loans A and B for the year ended December 31, 2012. The Company made interest payments of $1.0 million related to Term Loans A and B for the year ended December 31, 2012. ASC 470-60 requires debt issuance costs related to the original debt to continue to be amortized over the term of the new debt instrument, through September 2017. Costs related to the restructuring of the debt should be expensed as incurred. The Company amortized $1.5 million of debt issuance costs related to the original Term Loan for the year ended December 31, 2012. As part of the troubled debt restructuring, the Company incurred fees of $3.5 million. These fees are recorded in selling, general, and administrative expenses.

F-57

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

10. Long-Term Debt (continued)

The Term Loan Agreement borrowings as of December 31, 2012, are comprised of the following:

December 31, 2012
(In Thousands)
Term Loan A principal	$30,000
Term Loan A fees	900
Term Loan B principal	100,000
Term Loan B interest paid-in-kind	4,090
Principal reduced but not derecognized and other	95,389
$230,379

Under the terms of the Term Loan Agreement, the amount of indebtedness the Company is permitted to incur under the New Revolving Facility (including bank products and hedging obligations) is capped at $58.0 million. The Term Loan Agreement requires the Company to maintain liquidity of at least $5 million throughout the term of the agreement.

Debt Maturities

Maturities relating to outstanding debt, excluding unrecognized principal forgiveness that may be paid as interest in future periods, at December 31, 2012, for each of the five years in the period ending December 31, 2017, and thereafter are expected as follows:

December 31
(In Thousands)
2013	$37
2014	42
2015	48
2016	31,836
2017	104,090
Thereafter	–
Total	$136,053

F-58

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

10. Long-Term Debt (continued)

Subsequent to 2012, the Company amended its Term Loan Agreement and borrowed an additional $35 million to fund capital expenditures and provide additional liquidity. Interest accrues quarterly and is payable in kind. The maturity date for the additional $35 million coincides with the Term Loan A maturity date of September 2016.

11. Commitments and Contingencies

Lease Commitments

The Company leases certain assets such as rail cars, terminal facilities, barges, buildings, and equipment from unaffiliated parties under noncancelable operating leases. Terms of the leases, including renewals, vary by lease. Rental expense for operating leases for the years ended December 31, 2012 and 2011, was $7.3 million and $6.8 million, respectively.

At December 31, 2012, minimum rental commitments under noncancelable operating lease terms in excess of one year are as follows:

Minimum Rental Commitments
(In Thousands)
Years ending December 31:
2013	$6,313
2014	4,475
2015	4,026
2016	1,155
2017	885
Thereafter	7,713
Total minimum lease payments	$24,567

Other Commitments

At December 31, 2012, the Company had forward contracts to purchase approximately 153,000 tons of coal for $10.7 million, delivered in 2013.

At December 31, 2012, the Company had committed to purchase approximately 241,800 MMBtus of natural gas for $0.9 million through January 2013, delivered.

F-59

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

11. Commitments and Contingencies (continued)

At December 31, 2012, the Company had firm-price purchase commitments to purchase approximately 841,332 bushels of corn at an average fixed price of $7.38 per bushel for delivery through January 2013. These commitments were negotiated in the normal course of business and represent a portion of the Company’s corn requirements.

At December 31, 2012, the Company had fixed-price contracts to sell 336,000 gallons of ethanol at an average price of $2.85 per gallon, and had sold 35.4 million gallons of ethanol at index prices using indices from Oil Price Information Service in 2013.

Environmental Remediation and Contingencies

The Company is subject to extensive federal, state, and local environmental laws, regulations, and permit conditions (and interpretations thereof), including those relating to the discharge of materials into the air, water, and ground; the generation, storage, handling, use, transportation, and disposal of hazardous materials; and the health and safety of the Company’s employees. These laws, regulations, and permits require the Company to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. They may also require the Company to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations, or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations, and/or facility shutdowns. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies, or the discovery of currently unknown conditions may require substantial additional environmental expenditures. The Company has not accrued any amounts for environmental matters as of December 31, 2012.

Federal and state environmental authorities have been investigating alleged excess volatile organic compounds emissions and other air emissions from many U.S. ethanol plants, including the Company’s Illinois facilities. The investigation relating to the Illinois wet mill facility is still pending, and the Company could be required to install additional air pollution control equipment or take other measures to control air pollutant emissions at that facility. If authorities require such controls to be installed, the Company anticipates that costs would be higher than the approximately $3.4 million it incurred in connection with a similar investigation at its Nebraska facility due to the larger size of the Illinois wet mill facility. In addition, if the authorities determine that the Company’s emissions are in violation of applicable law, the Company would likely be required to pay fines that could be material.

F-60

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

11. Commitments and Contingencies (continued)

The Company has made, and expects to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations, and permits, including compliance with the U.S. Environmental Protection Agency’s (EPA) National Emissions Standard for Hazardous Air Pollutants (NESHAP) for industrial, commercial, and institutional boilers and process heaters (also known as Boiler MACT). This NESHAP was issued but subsequently vacated in 2007. The vacated version of the rule required the Company to implement maximum achievable control technology at its Illinois wet mill facility to reduce hazardous air pollutant emissions from its boilers. The EPA issued a new Boiler MACT rule on December 22, 2012. The rule became final on January 31, 2013. The Company will have three years from the date of the final rule to meet the new emission limits and is in the process of determining the costs of compliance, which are not known at this time.

Litigation Matters

On November 6, 2008, Aventine Renewable Energy, Inc. filed a complaint against JPMorgan Securities, Inc. and JPMorgan Chase Bank, N.A. in the Circuit Court for the Tenth Judicial Circuit of Tazewell County, Illinois. Aventine sought to recover money lost in the investment of funds in student loan-backed auction rate securities. Aventine alleged that JPMorgan Chase Bank, through its investment arm, JPMorgan Securities, gave false assurances of the liquidity of this type of investment. Aventine’s claim represented funds lost because Aventine was forced to sell the investment at a loss after the securities became illiquid. The matter was assigned to a FINRA arbitration panel and was set to be heard in April 2013. Subsequent to year-end but prior to the scheduled hearing date, the parties agreed to settle this matter. The terms of the settlement are subject to a confidentiality clause.

On April 7, 2009, the Company filed voluntary petitions with the Bankruptcy Court to reorganize under Chapter 11 of the United States Code. On January 13, 2010, the Debtors filed with an effective date of March 15, 2010. Since the Effective Date, most of the Debtors’ cases have been closed by order of the Bankruptcy Court; however, the case of Aventine Renewable Energy, Inc. remains open, wherein certain creditor claims remain subject to dispute and further adjudication, as do certain claims and potential claims by Aventine Renewable Energy, Inc. against certain third parties to recover sums that Aventine asserts is owed to it. At this time, the Company is unable to determine the impact such litigation will have on its business, operating results, financial condition and cash flows.

F-61

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

11. Commitments and Contingencies (continued)

On May 31, 2012, the Company served Aurora Cooperative Elevator Company (Aurora) with a petition for declaratory relief filed in the District Court of Dallas County, Texas, 160th Judicial District. The petition alleges, among other things, that Aurora has improperly threatened – in direct contravention of the agreement between the Company and Aurora – to invoke a contractual option to repurchase the land on which the Company’s Aurora West ethanol plant (the Plant) is located. Aurora’s stated position is that Aurora has the right to invoke the option if the Plant has not been producing ethanol for 30 days, at a daily rate equivalent to an annualized production rate of 90 million gallons, by July 31, 2012. The petition alleges that the contract setting forth the option does not require 30 days of production in order to prevent Aurora’s exercise of the contractual option. Rather, the Company asserts the contract only requires that it “diligently pursue construction” of the Plant “to completion by July 1, 2012,” where “diligently pursue construction ... to completion” does not mean “operation” or “production.” The Company is seeking a declaratory judgment that the Company was not required to operate the plant or produce ethanol at the Plant at the rates or amounts asserted by Aurora before July 31, 2012, and the Company need not operate the Plant or meet the production requirements to avoid the exercise of the contractual option. This case has since been transferred to the United States District Court for the District of Nebraska, where the parties await rulings as to whether and which one of the competing claims will move forward. The Company intends to pursue any and all rights available to it with respect to the foregoing. At this time, the Company is unable to determine the impact such litigation will have on its business, operating results, financial condition, and cash flows.

On September 20, 2012, Aurora sued the Company in the United States District Court for the District of Nebraska alleging that the Company (and two of its subsidiaries) breached the parties’ grain supply agreement. Specifically, Aurora alleges that it procured 1.7 million bushels of corn on the Company’s behalf, for which the Company is liable. The Company denies that it ever contracted for the corn in question or that Aurora suffered the losses it alleges with respect to that corn. Rather, the Company maintains that Aurora improperly set off amounts it owes to the Company (or one or more of its subsidiaries) in violation of the parties’ grain and marketing agreements, thus resulting in uncured breaches of each agreement. As a result, the Company issued notice of termination of those agreements. This matter is pending in court and also before the National Grain and Feed Association, where an arbitration proceeding has commenced to resolve the grain dispute. The Company intends to pursue any and all rights and remedies available to it with respect to the foregoing. At this time, the Company is unable to determine the impact such litigation will have on its business, operating results, financial condition, and cash flows.

F-62

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

11. Commitments and Contingencies (continued)

From time to time, the Company is involved in various legal proceedings, including legal proceedings relating to the extensive environmental laws and regulations that apply to the Company’s facilities and operations. The Company is not involved in any legal proceedings, other than those described herein, that it believes could have a material adverse effect upon the Company’s business, operating results, financial condition, or cash flows.

12. Retirement and Pension Plans

Defined Contribution Plan

The Company has 401(k) plans covering substantially all of its employees. Contributions made under the defined contribution plans include a match, at the Company’s discretion, of an employee’s contribution to the plans. For the years ended December 31, 2012 and 2011, such contributions amounted to $0.9 million and $0.9 million, respectively.

Qualified Retirement Plan

The Company has a defined benefit pension plan (the Retirement Plan) that is noncontributory, and covers unionized employees at its Pekin, Illinois, facility who fulfill minimum age and service requirements. Benefits are based on a prescribed formula based upon the employee’s years of service. On October 29, 2010, the Union ratified a new collective bargaining agreement with the Company for its hourly production workers in Pekin, Illinois. This new agreement was effective November 1, 2010. The agreement states that, among other things, employees hired after November 1, 2010, will not be eligible to participate in the Retirement Plan. The Company uses a December 31 measurement date for its Retirement Plan.

F-63

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

12. Retirement and Pension Plans (continued)

Changes in the benefit obligations, the fair value of the assets, the funded status, and the amounts recognized in the consolidated balance sheets were as follows:

	December 31
	2012	2011
	(In Thousands)
Changes in benefit obligation
Benefit obligation at the beginning of the year	$13,490	$10,405
Service cost	457	364
Interest cost	567	566
Actuarial loss	833	2,592
Benefits paid	(481)	(437)
Benefit obligation at the end of the year	14,866	13,490

Changes in plan assets
Fair value at the beginning of the year	10,604	10,308
Actual return on plan assets	1,321	116
Employer contributions	509	617
Benefits paid	(481)	(437)
Fair value of plan assets at the end of the year	11,953	10,604
Funded surplus (deficit) at the end of the year	$(2,913)	$(2,886)

Amounts recognized in the consolidated balance sheets
Noncurrent liabilities	$(2,913)	$(2,886)

Amounts recognized in accumulated other comprehensive income
Net loss	$3,548	$3,376

The fair value of plan assets, the accumulated benefit obligation and the projected benefit obligation were as follows:

	December 31
	2012	2011
	(In Thousands)
Fair value of plan assets	$11,953	$10,604
Accumulated benefit obligation	14,866	13,490
Projected benefit obligation	14,866	13,490

F-64

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

12. Retirement and Pension Plans (continued)

A summary of the components of net periodic pension cost for the Retirement Plan is as follows:

	December 31
	2012	2011
	(In Thousands)
Components of net periodic benefit cost (credit):
Service cost	$457	$364
Interest cost	567	566
Expected return on plan assets	(829)	(805)
Amortization of net actuarial loss	169	–
Net periodic pension cost	364	125

Other changes in plan assets and benefit obligations recognized in AOCI:
Net loss	342	3,281
Amortization of net loss	(169)	–
Total recognized in AOCI		–
Net amount recognized in total periodic benefit cost and AOCI	173	3,281

Actual return on plan assets	$1,321	$116
Employer contributions	509	617
Benefits paid	481	437

The Company did not recognize any amortization of net actuarial losses for the year ended December 31, 2011, as losses as of January 1, 2011, did not exceed 10% of projected benefit obligation.

The Company is not expected to make any contributions in the year ending December 31, 2013.

Certain assumptions utilized in determining the projected benefit obligation and net periodic benefit cost for the years ended December 31 are as follows:

	Year Ended December 31
	2012	2011

Assumptions used to determine benefit obligation:
Discount rate	3.90%	4.30%
Assumptions used to determine net periodic benefit cost:
Discount rate	4.30%	5.41%
Expected long-term rate of return on plan assets	7.75%	7.75%

F-65

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

12. Retirement and Pension Plans (continued)

	December 31
	2012	2011
Unfunded status	$(2,913)	$(2,886)

Amounts recognized in:
Long-term liabilities	(2,913)	(2,886)
Accumulated other comprehensive loss unamortized net actuarial loss	3,548	3,376

The Company generated actuarial losses for the years ended December 31, 2012 and 2011, primarily from the decrease in the discount rate used in the calculation of the benefit obligation. The discount rate used was 3.90% at December 31, 2012, and 4.30% at December 31, 2011.

Expected Benefit Payments – The following table summarizes the expected benefit payments for the Retirement Plan for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

December 31 (In Thousands)

2013	$496
2014	511
2015	546
2016	597
2017	610
2018–2022	3,351

Plan Assets

The Company’s pension committee is responsible for overseeing the investment of pension plan assets. The pension committee is responsible for determining and monitoring the appropriate asset allocations and for selecting or replacing investment managers, trustees, and custodians. The pension plan’s current investment target allocations are 53% equities and 47% debt. The pension committee reviews the actual asset allocation in light of these targets periodically and rebalances investments as necessary. The pension committee also evaluates the performance of investment managers as compared to the performance of specified benchmarks and peers and monitors the investment managers to ensure adherence to their stated investment style and to the plan’s investment guidelines.

F-66

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

12. Retirement and Pension Plans (continued)

Plan assets are invested using a total return investment approach whereby a mix of equity securities and debt securities are used to preserve asset values, diversify risk and achieve the Company’s target investment return benchmark. Investment strategies and asset allocations are based on careful consideration of plan liabilities, the plan’s funded status and the Company’s financial condition. Investment performance and asset allocation are measured and monitored on an ongoing basis.

Plan assets are managed in a balanced portfolio comprised of two major components: an equity portion and a fixed income portion. The expected role of plan equity investments is to maximize the long-term real growth of fund assets, while the role of fixed income investments is to generate current income, provide for more stable periodic returns and provide some protection against a prolonged decline in the market value of fund equity investments.

Equity securities include U.S. and international equity, while fixed income securities include long-duration and high-yield bond funds.

The average asset allocations for the Retirement Plan at December 31 are as follows:

	December 31
	2012	2011
Equity securities	53%	49%
Debt securities	47	51
Total	100%	100%

The following table presents the categorization of plan assets, measured at fair value as of December 31, 2012:

Asset Category	Market Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)

Large-cap U.S. equity securities(1)	$3,793	$–	$3,793	$–
Small/mid-cap U.S. equity securities(2)	1,088	–	1,088	–
International equity securities(3)	1,442	–	1,442	–
Debt securities(4)	5,630	–	5,630	–
Total pension assets	$11,953	$–	$11,953	$–

F-67

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

12. Retirement and Pension Plans (continued)

The following table presents the categorization of plan assets, measured at fair value as of December 31, 2011:

Asset Category	Market Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)

Large-cap U.S. equity securities(1)	$3,147	$–	$3,147	$–
Small/mid-cap U.S. equity securities(2)	905	–	905	–
International equity securities(3)	1,145	–	1,145	–
Debt securities(4)	5,407	–	5,407	–
Total pension assets	$10,604	$–	$10,604	$–

(1)	This category includes investments in funds comprised of equity securities of large U.S. companies. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.
(2)	This category includes investments in funds comprised of equity securities of small- and medium-sized U.S. companies. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.
(3)	This category includes investments in funds comprised of equity securities of foreign companies including emerging markets. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.
(4)	This category includes investments in funds comprised of U.S. and foreign investment-grade fixed income securities, high-yield fixed income securities that are rated below investment-grade, U.S. treasury securities, mortgage-backed securities, and other asset-backed securities. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

13. Postretirement Benefit Obligation

The Company sponsors a health care plan and life insurance plan (the Postretirement Plan) that provides postretirement medical benefits and life insurance to certain “grandfathered” unionized employees. Employees hired after December 31, 2000, are not eligible to participate in the Postretirement Plan. The plan is contributory, with contributions required at the same rate as active employees. Benefit eligibility under the plan reduces at age 65 from a defined benefit to a defined dollar cap based upon years of service.

F-68

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

13. Postretirement Benefit Obligation (continued)

On December 31, 2012, the annual measurement date, the Postretirement Plan had an accumulated benefit obligation of $3.8 million, which is greater than the accumulated benefit obligation at December 31, 2011, of $3.1 million. The Postretirement Plan is unfunded and has no assets.

Changes in the benefit obligations, the fair value of the assets, the funded status and amount recognized in the consolidated balance sheets were as follows:

	December 31
	2012	2011
	(In Thousands)
Changes in benefit obligation
Benefit obligation at the beginning of the year	$3,086	$2,206
Service cost	106	94
Interest cost	141	127
Plan participants’ contribution	11	–
Actuarial loss	549	696
Benefits paid	(72)	(37)
Benefit obligation at the end of the year	3,821	3,086

Changes in plan assets
Fair value at the beginning of the year	–	–
Employer contributions	61	37
Plan participants’ contributions	11	–
Benefits paid	(72)	(37)
Fair value of plan assets at the end of the year	–	–
Deficit at the end of the year	$(3,821)	$(3,086)

Amounts recognized in the consolidated balance sheets
Current liabilities	$(106)	$(49)
Noncurrent liabilities	(3,715)	(3,037)
Amounts recognized	$(3,821)	$3,086)

Amounts recognized in accumulated other comprehensive loss
Net loss	$1,315	$841

F-69

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

13. Postretirement Benefit Obligation (continued)

A summary of the components of net periodic postretirement benefit cost for the Postretirement Plan for the years ended December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
	(In Thousands)
Components of postretirement benefit cost:
Service cost	$106	$93
Interest cost	141	127
Amortization of net actuarial loss	76	7
Net periodic postretirement benefit cost	323	227

Other changes in benefit obligations recognized in accumulated other comprehensive income (loss):
Net loss	549	697
Amortization of net loss	(76)	(7)
Total recognized in accumulated other comprehensive loss	473	690
Net amount recognized in postretirement benefit cost and accumulated other comprehensive loss	796	917

Items not yet recognized as a component of net periodic postretirement cost and recognized in the consolidated balance sheets are as follows at December 31:

	December 31
	2012	2011
	(In Thousands)

Unfunded status	$(3,821)	$(3,086)

Amounts recognized in:
Current liabilities	(106)	(49)
Long-term liabilities	(3,715)	(3,037)
Accumulated other comprehensive loss
Unamortized net actuarial loss	1,315	841

The Company expects to recognize amortization of net actuarial loss of $0.1 million in 2013.

The weighted-average discount rate used to determine net periodic postretirement benefit cost was 4.2% and 5.4% for the years ended December 31, 2012 and 2011, respectively.

F-70

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

13. Postretirement Benefit Obligation (continued)

Expected Benefit Payments – The following table summarizes the expected benefit payments for the Company’s plan for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

December 31
(In Thousands)

2013	$106
2014	114
2015	121
2016	176
2017	193
2018–2022	1,003

For purposes of determining the cost and obligation for pre-Medicare postretirement medical benefits, a 7.5% annual rate of increase in the per capita cost of covered benefits (i.e., health care trend rate) was assumed for the plan in 2012, declining to a rate of 7.0% in 2022. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percent change in the assumed health care cost trend rate would have had the following effects:

	1% Increase		1% Decrease
	2012	2011	2012	2011
	(In Thousands)
Effect on total of service and interest cost components	$25	$21	$(22)	$(18)
Effect on postretirement benefit obligation	306	247	(267)	(216)

Patient Protection and Affordable Care Act

In March 2010, the Patient Protection and Affordable Care Act (PPACA) was enacted, potentially impacting the Company’s cost to provide health care benefits to its eligible active and retired employees. The PPACA has both short-term and long-term implications on benefit plan standards. Implementation of this legislation is planned to occur in phases, beginning in 2010, and extending through 2018.

F-71

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

14. Income Taxes

The provision for income taxes for the years ended December 31, 2012 and 2011, consists of the following:

	Year Ended December 31
	2012	2011
	(In Thousands)

Current expense	$9	$484
Deferred expense	–	52
Total income tax expense	$9	$536

The reconciliation of differences between the statutory U.S. federal income tax rate and the effective tax rate for the years ended December 31, 2012 and 2011, is primarily due to changes in the valuation allowances and deferred tax assets limited as a result of the troubled debt restructuring transaction, which caused a change in ownership for tax purposes.

Deferred income taxes included in the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the carrying amount for income tax return purposes.

The deferred tax provision for the years ended December 31, 2012 and 2011, does not reflect the tax effect of $1.9 million and $1.7 million, respectively, resulting from the pension and other postretirement liability components included in accumulated other comprehensive income.

F-72

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

14. Income Taxes (continued)

Significant components of the deferred tax assets and liabilities are as follows:

	December 31
	2012	2011
	(In Thousands)

Current deferred tax asset	$2,954	$4,979
Valuation allowance	(2,737)	(4,837)
Net current deferred tax asset	217	142

Current deferred tax liability	228	1,287

Long-term deferred tax liabilities:
Partnership investment	6,318	6,432
Unrealized gain on bankruptcy	197	197
Long-term deferred tax liability	6,515	6,629

Long-term deferred tax assets:
Basis of property, plant and equipment	49,445	130,744
Debt issuance costs and original issue discount	4,079	24
Capital losses	793	6,665
State NOLs	239	8,660
Federal NOLs	1,673	46,729
Stock-based compensation	1,719	3,449
Benefit obligations	2,694	2,305
Investment in marketing alliances	–	696
Valuation allowance	(56,194)	(193,576)
Long-term deferred tax assets	4,448	5,696
Net long-term deferred tax liability	$(2,078)	$(2,078)

F-73

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

14. Income Taxes (continued)

At December 31, 2012 and 2011, the Company has recorded valuation allowances of $58.9 million and $198.4 million, respectively, on its deferred tax assets to reduce the deferred tax assets to the amount that management believes is more likely than not to be realized. Management considered the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment. The decrease in current year valuation allowance is primarily related to certain debt modifications and ownership transactions that have limited amounts of future tax benefits. The deferred tax assets subject to the valuation allowance primarily include tax benefits associated with capital loss on securities; stock-based compensation; basis of property, plant, and equipment; benefit obligations; debt issuance costs and original issuance discount; and both federal and state income tax net operating loss carryforwards.

At December 31, 2012 and 2011, the Company had net operating loss carryforwards of $147.1 million and $133.5 million, respectively. The future utilization of these net operating loss carryforwards has been limited due to certain ownership changes. Due to the uncertainty regarding realization of the tax benefits, $142.3 million of the 2012 loss carryforwards has been deemed worthless.

At December 31, 2012 and 2011, the Company had capital loss carryforwards of $30.0 million and $6.7 million, respectively, which are available to offset future consolidated capital gains. The future utilization of capital loss carryforwards has been limited due to certain ownership changes. Due to the uncertainty regarding the realization of the capital loss carryforward, the entire 2012 loss carryforward has been deemed worthless.

ASC 740, Income Taxes, provides that the tax effects from an uncertain tax position can be recognized in the Company’s financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. Tax positions that meet the recognition threshold are reported at the largest amount that is more likely than not to be realized. This determination requires a high degree of judgment and estimation. The Company periodically analyzes and adjusts amounts recorded for the Company’s uncertain tax positions, as events occur to warrant adjustment, such as when the statutory period for assessing tax on a given tax return or period expires or if tax authorities provide administrative guidance or a decision is rendered in the courts. The Company does not reasonably expect the total amount of uncertain tax positions to significantly increase or decrease within the next 12 months. As of December 31, 2012, the Company’s uncertain tax positions were not significant for income tax purposes. In the event the Company has uncertain tax positions, it is the Company’s policy to include the interest expense or income, as well as potential penalties on unrecognized tax benefits, as components of income tax expense in the consolidated statements of operations.

F-74

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

14. Income Taxes (continued)

The Company files a federal and various state income tax returns. The Company’s federal income tax returns for 2009 to 2011 are open tax years under the statute of limitations. The Company’s federal income tax return for 2008 has been audited. The Company files in numerous state jurisdictions with varying statutes of limitations open from 2008 to 2011.

15. Warrants

When the Company emerged from protection under Chapter 11 of the Bankruptcy Code in 2010, holders of allowed Class 9(a) equity interests received warrants (the Original Warrants) to purchase up to an aggregate amount of 450,000 shares of common stock of the successor company at an exercise price of $40.94 per share. As of September 24, 2012, holders of the Original Warrants had exercised 498 of the Original Warrants. The Original Warrants expired in 2012, after the restructuring transaction. Since the Original Warrants have expired, the share amounts and prices are not affected by the 50 for 1 reverse stock split that occurred in September 2012.

In connection with the restructuring transaction occurring in September 2012, the original equity holders of the Company received warrants to purchase up to an aggregate amount of 787,855 shares of the Company’s common stock at an exercise price of $61.75 per share. These warrants expire on the 5th anniversary of the issuance date and had no fair value as of the grant date. Under certain circumstances, the expiration date of the warrants could be accelerated. Events that could lead to an acceleration of the expiration date include, but are not limited to, a change in control, or a significant change in the price of the Company’s common stock. As of December 31, 2012, none of the warrants issued in connection with the restructuring transaction have been exercised.

As provided in ASC 825-20, Financial Instruments – Registration Payment Arrangements, the warrants are considered equity because they can only be physically settled in company shares and can be settled in unregistered shares. The Company has adequate authorized shares to settle the outstanding warrants, and each warrant is fixed in terms of settlement to one share of company stock subject only to remote contingency adjustment factors designed to assure that the relative value in terms of shares remains fixed.

F-75

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

16. Stock-Based Compensation Plans

The Equity Incentive Plan

At December 31, 2012, the Company maintained one stock-based compensation plan, the Aventine Renewable Energy Holdings, Inc. 2010 Equity Incentive Plan (the Equity Incentive Plan). The Equity Incentive Plan was adopted by the Board of Directors (the Board) effective March 15, 2010, and provides for the grant of awards in the form of stock options, restricted stock or units, stock appreciation rights, and other equity-based awards to directors, officers, employees and consultants or advisors (and prospective directors, officers, employees, and consultants or advisors) of the Company or its affiliates at the discretion of the Board or the compensation committee of the Board. The term of awards granted under the Equity Incentive Plan is determined by the Board or by the compensation committee of the Board, and cannot exceed ten years from the date of the grant. The maximum number of shares of common stock that may be issued under the Equity Compensation Plan is limited to 17,100. Unless terminated sooner, the Equity Incentive Plan will continue in effect until March 15, 2020.

Pretax stock-based compensation expense for the years ended December 31, 2012 and 2011, was $0.3 million and $5.4 million, respectively, and was charged to selling, general, and administrative expenses for both years.

The Company recorded pretax stock-based compensation expense for the years ended December 31, 2012 and 2011, as follows:

	Year ended December 31
	2012	2011
	(In Millions)
Stock-based compensation expense:
Non-qualified options	$0.3	$0.7
Restricted stock	–	0.6
Restricted stock units	(0.1)	1.3
Hybrid equity units	0.1	2.8
Total	$0.3	$5.4

F-76

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

16. Stock-Based Compensation Plans (continued)

As of December 31, 2012, the Company had not yet recognized compensation expense on the following non-vested awards:

	December 31, 2012		December 31, 2011
	Non-Recognized Compensation	Average Remaining Recognition Period	Non-Recognized Compensation	Average Remaining Recognition Period
	(In Millions)	(In Years)	(In Millions)	(In Years)
Non-qualified options	$–	–	$0.4	0.9
Restricted stock	–	–	0.2	0.9
Restricted stock units	–	–	0.1	0.8
Hybrid equity units	0.6	2.0	1.4	3.1
Total	$0.6	2.0	$2.1	2.2

The Company values its share-based payments awards using a form of the Black-Scholes option pricing model (the Option Pricing Model). The determination of fair value of share-based payment awards on the date of grant using the Option Pricing Model is affected by the Company’s stock price as well as the input of other subjective assumptions, of which the most significant are expected stock price volatility, the expected pre-vesting forfeiture rate, and the expected option term (the amount of time from the grant date until the options are exercised or expire). The Company estimated volatility by considering, among other things, the historical volatilities of public companies engaged in similar industries. Pre-vesting forfeitures are estimated to be 0% due to the nature of the vesting schedules for the limited number of grants made to employees. The expected option term is calculated using the “simplified” method permitted by ASC 718. The Company’s options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

F-77

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

16. Stock-Based Compensation Plans (continued)

The determination of the fair value of the stock-related awards, using the Option Pricing Model for the years ended December 31, 2012 and 2011, incorporated the assumptions in the following table for stock options granted in 2012 and 2011:

	Year ended December 31
	2012	2011
Expected stock price volatility	102%	99%
Expected life (in years)	6.0	3.7
Risk-free interest rate	1.2%	1.4%
Expected dividend yield	0.0%	0.0%
Weighted-average fair value per option	$2.82	$17.67

The following table summarizes stock options outstanding and changes during the years ended December 31, 2012 and 2011:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Life (Years)	Aggregate Intrinsic Value

Options outstanding – December 31, 2010	6,519	$2,192.20	8.6	$–
Options exercisable – December 31, 2010	2,154	2,237.06	9.3	–

Granted	–	–	–	–
Exercised	–	–	–	–
Cancelled or expired	(250)	2,280.00	–	–
Options outstanding – December 31, 2011	6,269	2,188.70	4.6	–
Options exercisable – December 31, 2011	4,796	2,332.76	4.0	–

Granted	903	177.50	3.5	–
Exercised	–	–	–	–
Cancelled or expired	(4,269)	2,189.27	–	–
Options outstanding – December 31, 2012	2,903	489.07	1.7	–
Options exercisable – December 31, 2012	2,000	629.75	0.9	–

F-78

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

16. Stock-Based Compensation Plans (continued)

Restricted stock award activity for the years ended December 31, 2012 and 2011, is summarized below:

	Shares	Weighted- Average Grant Date Fair Value per Award
Unvested restricted stock awards – December 31, 2010	1,233	$1,437.64
Granted	–	–
Vested	(695)	1,359.32
Cancelled or expired	–	–
Unvested restricted stock awards – December 31, 2011	538	1,538.94
Granted	–	–
Vested	(352)	1,693.20
Cancelled or expired	(186)	1,247.00
Unvested restricted stock awards – December 31, 2012	–	–

The total fair value of restricted stock awards that vested during the years ended December 31, 2012 and 2011 was $0.6 million and $0.9 million, respectively.

F-79

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

16. Stock-Based Compensation Plans (continued)

Restricted stock units represent the right to receive a share of stock in the future, provided that the restrictions and conditions designated have been satisfied. Restricted stock unit award activity for the years ended December 31, 2012 and 2011, is summarized below:

	Shares	Weighted- Average Grant Date Fair Value per Award

Unvested restricted stock unit awards – December 31, 2010	3,031	$1,280.78
Granted	358	600.00
Vested	(3,122)	1,194.66
Cancelled or expired	–	–
Unvested restricted stock unit awards – December 31, 2011	267	1,375.00
Granted	1,211	177.50
Vested	(620)	177.50
Cancelled or expired	(858)	550.15
Unvested restricted stock unit awards – December 31, 2012	–	–

	Shares	Weighted- Average Grant Date Fair Value per Award

Vested restricted stock unit awards – December 31, 2010	428	$1,247.00
Vested	3,122	1,194.66
Converted into shares of common stock	(2,565)	1,247.00
Vested restricted stock unit awards – December 31, 2011	985	1,081.43
Vested	620	177.50
Converted into shares of common stock	(752)	1,188.02
Vested restricted stock unit awards – December 31, 2012	853	328.86

The total fair value of restricted stock unit awards that vested during the years ended December 31, 2012 and 2011, was $0.1 million and $3.7 million, respectively.

F-80

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

16. Stock-Based Compensation Plans (continued)

In 2011, the Board adopted a program of annual grants of hybrid equity units. Hybrid equity units represent the right to receive shares of stock in the future, depending upon the stock price on the measurement date. Each unit granted will translate into up to one share, depending on the average closing share price for the last 15 trading days of 2014, denoted as “S” in the following formula:

# Shares = # Units x (1 – $980.00/S)

For example, if a manager is granted 200 units, and S equals $2,000, then the manager would receive 102 shares (i.e., 200 units x (1 – $980.00/2,000) = 102). If the stock price ends up higher, then the participant would receive more shares; if the stock price were lower, he or she would receive fewer shares. If the stock price falls below $980.00, the participant would be granted no shares.

Hybrid equity unit activity for the years ended December 31, 2012 and 2011 is summarized below:

	Units	Weighted- Average Grant Date Fair Value per Award

Granted	5,530	$883.50
Vested	(3,546)	883.50
Cancelled or expired	(34)	883.50
Unvested hybrid equity units at December 31, 2011	1,950	883.50
Granted	–	–
Vested	–	–
Cancelled or expired	(783)	883.50
Unvested hybrid equity units at December 31, 2012	1,167	883.50

The total fair value of hybrid equity units that vested during the years ended December 31, 2012 and 2011, was $0 million and $3.1 million, respectively.

F-81

Aventine Renewable Energy Holdings, Inc.

Notes to Consolidated Financial Statements
December 31, 2012

17. Subsequent Events

As described in Note 11, in May 2013, the Company agreed to a settlement of its pending auction rate securities litigation.

As described in Note 10, in June 2013, the Company amended its Term Loan Agreement to borrow an additional $35 million. In connection with this amendment, the Company granted warrants for $11,853,453 shares of common stock, which are contingently exercisable upon a future event of liquidation.

F-82

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

Pacific Ethanol’s certificate of incorporation provides that, except in certain specified instances, its directors shall not be personally liable to Pacific Ethanol or its stockholders for monetary damages for breach of their fiduciary duty as directors, except liability for the following:

•	any breach of their duty of loyalty to Pacific Ethanol or its stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and
•	any transaction from which the director derived an improper personal benefit.

In addition, Pacific Ethanol’s certificate of incorporation and bylaws obligate it to indemnify its directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of Pacific Ethanol. Pacific Ethanol’s bylaws also authorize it to purchase and maintain insurance on behalf of any of its directors or officers against any liability asserted against that person in that capacity, whether or not Pacific Ethanol would have the power to indemnify that person under the provisions of the DGCL. Pacific Ethanol has entered and expect to continue to enter into agreements to indemnify its directors and officers as determined by the Pacific Ethanol Board. These agreements provide for indemnification of related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Pacific Ethanol believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Pacific Ethanol also maintains directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in Pacific Ethanol’s certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against its directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Pacific Ethanol’s directors and officers, even though an action, if successful, might benefit Pacific Ethanol and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of Pacific Ethanol’s directors, officers or employees regarding which indemnification is sought, and Pacific Ethanol is not aware of any threatened litigation that may result in claims for indemnification.

Insofar as the provisions of Pacific Ethanol’s certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act, Pacific Ethanol has been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

Item 21. Exhibits and Financial Statement Schedules

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein

Item 22. Undertakings

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
•	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
•	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

II-2

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

II-3

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sacramento, State of California, on this 4th day of May, 2015.

Pacific Ethanol, Inc.,
a Delaware corporation

By: /s/ NEIL M. KOEHLER
Neil M. Koehler
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* William L. Jones	Chairman of the Board and Director	May 4, 2015

/s/ NEIL M. KOEHLER Neil M. Koehler	President, Chief Executive Officer (principal executive officer) and Director	May 4, 2015

/s/ BRYON T. MCGREGOR Bryon T. McGregor	Chief Financial Officer (principal financial and accounting officer)	May 4, 2015

* Michael D. Kandris	Chief Operating Officer and Director	May 4, 2015

* Terry L. Stone	Director	May 4, 2015

* John L. Prince	Director	May 4, 2015

* Douglas L. Kieta	Director	May 4, 2015

*	Director	May 4, 2015
Larry D. Layne

*By: /s/ NEIL M. KOEHLER

Neil M. Koehler

Attorney-in-Fact

II-5

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and and Plan of Merger, dated as of December 30, 2014, by and among Pacific Ethanol, Inc., AVR Merger Sub, Inc. and Aventine Renewable Energy Holdings, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Pacific Ethanol, Inc. filed December 31, 2014, File No. 000-21467 and included as a part of Annex A to the joint proxy statement/prospectus which forms part of this registration statement).
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated March 31, 2015, by and among Pacific Ethanol, Inc., AVR Merger Sub, Inc. and Aventine Renewable Energy Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Pacific Ethanol, Inc. filed April 2, 2015, File No. 000-21467 and included as a part of Annex A to the joint proxy statement/prospectus which forms part of this registration statement).
3.1	Certificate of Incorporation of Pacific Ethanol, Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of Pacific Ethanol, Inc. filed August 7, 2013, File No. 000-21467).
3.2	Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock of Pacific Ethanol, Inc. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q of Pacific Ethanol, Inc. filed August 7, 2013, File No. 000-21467).
3.3	Certificate of Designations, Powers, Preferences and Rights of the Series B Cumulative Convertible of Pacific Ethanol, Inc. (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q of Pacific Ethanol, Inc. filed August 7, 2013, File No. 000-21467).
3.4	Certificate of Amendment to Certificate of Incorporation of Pacific Ethanol, Inc. dated June 10, 2010 (incorporated by reference to Exhibit 3.4 to the Quarterly Report on Form 10-Q of Pacific Ethanol, Inc. filed August 7, 2013, File No. 000-21467).
3.5	Certificate of Amendment to Certificate of Incorporation of Pacific Ethanol, Inc. dated June 8, 2011(incorporated by reference to Exhibit 3.5 to the Quarterly Report on Form 10-Q of Pacific Ethanol, Inc. filed August 7, 2013, File No. 000-21467).
3.6	Certificate of Amendment to Certificate of Incorporation of Pacific Ethanol, Inc. dated May 14, 2013 (incorporated by reference to Exhibit 3.6 to the Quarterly Report on Form 10-Q of Pacific Ethanol, Inc. filed August 7, 2013, File No. 000-21467).
3.7	Form of Certificate of Amendment to Certificate of Incorporation of Pacific Ethanol, Inc. (included as Annex B to the joint proxy statement/prospectus which forms part of this registration statement).
3.8	Bylaws of Pacific Ethanol, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Pacific Ethanol, Inc. filed on March 29, 2005, File No. 000-21467).
5.1*	Opinion of Troutman Sanders LLP as to validity of the securities being registered.
8.1*	Opinion of Troutman Sanders LLP regarding certain tax matters.
8.2*	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding certain tax matters.
10.1*	Amended and Restated Senior Secured Term Loan Credit Agreement, dated September 24, 2012, by and among Aventine Renewable Energy Holdings, Inc., the lenders listed therein and CitiBank, N.A., as collateral and administrative agent.
10.2*	Incremental Agreement, dated June 18, 2013, by and among Aventine Renewable Energy Holdings, Inc., the lenders listed therein and CitiBank, N.A., as collateral and administrative agent.
10.3*	Loan and Security Agreement, dated September 17, 2014, by and among Aventine Renewable Energy, Inc., the financial institutions listed therein, Midcap Financial, LLC, as collateral agent, and Alostar Bank of Commerce, as administrative agent.
II-6

10.4*	Stockholders Agreement, dated September 24, 2012, by and among Aventine Renewable Energy Holdings, Inc., the investors listed therein and the existing stockholders listed therein.
10.5*	Agreement, effective November 5, 2012 through October 31, 2015, between Aventine Renewable Energy, Inc. and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industry and Service Workers International Union on behalf of Local 7-662.
21.1*	Subsidiaries of Pacific Ethanol, Inc.
23.1	Consent of Hein & Associates LLP, independent registered public accounting firm for Pacific Ethanol, Inc.
23.2	Consent of McGladrey LLP, independent auditor for Aventine Renewable Energy Holdings, Inc.
23.3	Consent of Ernst & Young LLP, independent auditors for Aventine Renewable Energy Holdings, Inc.
23.4*	Consent of Troutman Sanders LLP (included in Exhibit 5.1 and Exhibit 8.1).
23.5*	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 8.2 ).
24.1*	Power of Attorney.
99.1*	Form of Proxy Card of Pacific Ethanol, Inc.
99.2*	Form of Proxy Card of Aventine Renewable Energy Holdings, Inc.
99.3	Opinion of Craig-Hallum Capital Group LLC (included as Annex D to the joint proxy statement/prospectus which forms part of this registration statement).
99.4	Opinion of Duff & Phelps, LLC (included as Annex E to the joint proxy statement/prospectus which forms part of this registration statement).
99.5	Consent of Craig-Hallum Capital Group LLC.
99.6	Consent of Duff & Phelps, LLC.
99.7*	List of Companies Included in Hay Group Survey Data

________

* Previously filed

II-7

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

PACIFIC ETHANOL, INC.,

AVR MERGER SUB, INC. AND

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.

Dated as of December 30, 2014

Annex A

Annex A - i

(continued)

Annex A - ii

(continued)

Annex A - iii

(continued)

Annex A - iv

EXHIBITS & SCHEDULES

Exhibits:

Exhibit A	Form of Parent Stockholders Agreement
Exhibit B	Certificate of Merger
Exhibit C Exhibit D Exhibit E	Certificate of Incorporation of the Surviving Corporation Bylaws of the Surviving Corporation Certificate of Amendment to the Certificate of Incorporation of Parent

Schedules:

Schedule A	Parties to Parent Stockholders Agreement
Schedule 2.6(a)	Directors of the Surviving Corporation
Schedule 2.6(b)	Officers of the Surviving Corporation

Company Disclosure Schedules

Annex A - v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of December 30, 2014 (the “Execution Date”), among PACIFIC ETHANOL, INC., a Delaware corporation (“Parent”), AVR MERGER SUB, INC., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and AVENTINE RENEWABLE ENERGY HOLDINGS, INC., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company is a “Party” and together, the “Parties.”

RECITALS:

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined unanimously that it is in the best interests of their respective corporations and stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, it is proposed that Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”), on the terms and subject to the conditions of this Agreement;

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have unanimously approved, in accordance with applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), this Agreement, the Merger and the transactions contemplated hereby; the Board of Directors of the Company has resolved to recommend to its stockholders the adoption of this Agreement; the Board of Directors of Parent has resolved to (i) recommend to its stockholders the approval of the issuance of shares of common stock of Parent, par value $0.001 per share (the “Parent Voting Common Stock”), and (ii) amend the certificate of incorporation of Parent, as amended, to create a class of convertible non-voting common stock of Parent, par value $0.001 per share, (the “Parent Non-Voting Common Stock” and together with the Parent Voting Common Stock, the “Parent Stock”); and Parent, in its capacity as the sole stockholder of Merger Sub, will approve and adopt this Agreement promptly following the execution of this Agreement by the parties hereto;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to and inducement of Parent’s willingness to enter into this Agreement, certain stockholders of the Company are entering into a stockholders agreement providing for, among other things, certain restrictions on transferability, an irrevocable proxy and a market stand-off agreement, in substantially the form attached hereto as Exhibit A (the “Parent Stockholders Agreement”), as specified on Schedule A;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, Parent, Merger Sub and the Company intend, (i) for federal income tax purposes, that the Merger qualifies as a “reorganization” described in Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the regulations promulgated under the Code; and (iii) that Parent, Merger Sub and the Company will each be a “party to the reorganization” within the meaning of Section 368(a) of the Code.

Annex A - 1

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I

DEFINITIONS; CONSTRUCTION

Section 1.1          Definitions. The following capitalized terms as used in this Agreement shall have the meanings ascribed to them in this Article I:

“Acquisition Agreement” has the meaning set forth in Section 6.13(b)(i) of this Agreement.

“Adverse Aurora Coop Litigation Event” has the meaning set forth in Section 7.2(k) of this Agreement.

“Affiliate” of any Person shall mean another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliated Person” has the meaning set forth in Section 4.20(a) of this Agreement.

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“Amended Certificate of Incorporation” means the Certificate of Amendment to the Certificate of Incorporation of Parent in the form of Exhibit E attached hereto.

“Antitrust Laws” has the meaning set forth in Section 6.10(b) of this Agreement.

“Audited Financial Statements” has the meaning set forth in Section 4.5(a) of this Agreement.

“Aurora Coop Litigation” means any and all litigation matters between the Company or any Subsidiary of the Company and Aurora Cooperative Elevator Company including, without limitation, the following matters: (i) Aurora Cooperative Elevator Co. v. Aventine Renewable Energy – Aurora West, LLC, et al.; United States District Court, District of Nebraska, Case No. 4:12-cv-00230; (ii) Aurora Cooperative Elevator Co. v. Aventine Renewable Energy Holdings, Inc. et al, United States District Court, District of Nebraska, Case No. 4:14-cv-03032; (iii) Aurora Cooperative Elevator Co. v. Aventine Renewable Energy Holdings, Inc. et al, United States District Court, District of Nebraska, Case No. 4:12-cv-03200; (iv) Aurora Cooperative Elevator Co. v. Aventine Renewable Energy Holdings, Inc. et al., National Grain and Feed Association, NGFA Case No. 2651; (v) Aventine Renewable Energy – Aurora West, LLC v. Aurora Cooperative Elevator Co., Nebraska Public Service Commission; and (vi) Nebraska Energy, L.L.C. v. Aurora Cooperative Elevator Co., United States District Court, District of Nebraska, Case No. 4:13-cv-03190.

Annex A - 2

“Aurora West Facility” means the Company’s Delta-T ethanol plant located in Aurora, Nebraska.

“Balance Sheet Date” has the meaning set forth in Section 4.6 of this Agreement.

“BNSF” means Burlington Northern Santa Fe Railroad Company, or any successor thereto.

“Book-Entry Shares” has the meaning set forth in Section 3.1(d) of this Agreement.

“Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Sacramento, California.

“Certificate” has the meaning set forth in Section 3.1(d) of this Agreement.

“Certificate of Merger” has the meaning set forth in Section 2.2 of this Agreement.

“Change in Recommendation” has the meaning set forth in Section 6.13(b)(i) of this Agreement.

“Closing” has the meaning set forth in Section 2.2 of this Agreement.

“Closing Date” has the meaning set forth in Section 2.2 of this Agreement.

“Code” has the meaning set forth in the Recitals of this Agreement.

“Company” has the meaning set forth in the Preamble of this Agreement.

“Company Benefit Arrangement” means each individual employment, severance or termination agreement between the Company or any of the Company’s Subsidiaries and any current or former employee, officer or director of the Company or any of the Company’s Subsidiaries, other than (i) any agreement mandated by applicable Law or (ii) any Company Benefit Plan.

“Company Benefit Plans” mean each employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or with respect to which the Company or any of its Subsidiaries has or may have any Liability, including but not limited to each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, change in control, disability, death benefit, hospitalization, medical, fringe benefit or other plan, or program.

Annex A - 3

“Company Board” means the Board of Directors of the Company.

“Company Bylaws” has the meaning set forth in Section 4.1(b) of this Agreement.

“Company Certificate” has the meaning set forth in Section 4.1(b) of this Agreement.

“Company Common Stock” shall mean the common stock of the Company, par value $0.001 per share.

“Company Disclosure Schedule” has the meaning set forth in the preamble to Article IV of this Agreement.

“Company Financial Advisor” has the meaning set forth in Section 4.22 of this Agreement.

“Company Hedges” has the meaning set forth in Section 4.25 of this Agreement.

“Company Hybrid Equity Plan” means the 2011 Hybrid Equity Unit Plan established by the Company.

“Company Leases” has the meaning set forth in Section 4.16(b) of this Agreement.

“Company Material Adverse Effect” means any fact, event, circumstance or effect, other than any Excluded Company Matters, that, individually or together with all other such facts, events, circumstances and effects, (i) is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), capitalization, assets, liabilities, or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the ability of the Company and its Subsidiaries to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

“Company Material Contracts” has the meaning set forth in Section 4.10(a) of this Agreement.

“Company Material Leased Real Property” has the meaning set forth in Section 4.16(b) of this Agreement.

“Company Material Licenses” has the meaning set forth in Section 4.15(b) of this Agreement.

“Company Owned Intellectual Property” means all material Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Owned Real Property” has the meaning set forth in Section 4.16(a) of this Agreement.

Annex A - 4

“Company Permits” has the meaning set forth in Section 4.9(a) of this Agreement.

“Company Preferred Stock” has the meaning set forth in Section 4.2(a) of this Agreement.

“Company Product” means any product, line of products or service which the Company or any of its Subsidiaries has marketed and/or sold in the preceding three (3) calendar years.

“Company Qualified Plans” has the meaning set forth in Section 4.12(d) of this Agreement.

“Company Registered Brand Name” means all registrations for trademarks, trade names, brand names, and service marks owned by the Company or any of its Subsidiaries that are material to the business and operations of the business.

“Company Registration Rights Agreements” means any and all agreements between the Company and any Person relating to the registration of any of the Company’s securities under the Securities Act.

“Company Representatives” means with respect to the Company, each of its Subsidiaries, and each of their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and authorized representatives.

“Company Required Statutory Approvals” has the meaning set forth in Section 4.4(d) of this Agreement.

“Company Shares” has the meaning set forth in Section 3.1(b) of this Agreement.

“Company Stock Options” means options to acquire Company Shares granted under or pursuant to any Company Stock Plan or otherwise.

“Company Stock Plans” means any plan or arrangement under which the Company grants equity-based awards.

“Company Stockholder Approval” has the meaning set forth in Section 4.4(a) of this Agreement.

“Company Stockholders Agreement” means that certain Stockholders Agreement dated as of September 24, 2012 by and among the Company and the investors and stockholders parties thereto.

“Company Stockholders’ Meeting” shall mean a meeting of the holders of Company Common Stock to vote on the approval and adoption of this Agreement and the Merger.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person relating to, or that is reasonably likely to lead to, directly or indirectly: (i) a merger, consolidation, tender offer, exchange offer, share exchange, business combination or other similar transaction involving the Company or any operating Company’s Subsidiaries that constitutes twenty-five percent (25%) or more of the net revenues, net income or assets of the Company; (ii) the acquisition by any Person in any manner of a number of shares of any class of equity securities of the Company or any of the Company’s Subsidiary equal to or greater than twenty-five percent (25%) of the number of such shares outstanding before such acquisition; or (iii) the acquisition by any Person in any manner (including by license or lease), directly or indirectly, of assets that constitute twenty-five percent (25%) or more of the net revenues, net income or assets of the Company (in each case, on a consolidated basis) in the case of each of the foregoing clauses (i)-(iii) other than the transactions contemplated by this Agreement.

Annex A - 5

“Company Tax Opinion” has the meaning set forth in Section 7.3(d) of this Agreement.

“Company Termination Fee” has the meaning set forth in Section 8.3(b) of this Agreement

“Company Unregistered Brand Name” means all (i) trademarks, trade names, brand names, and service marks for which the Company or any of its Subsidiaries that are the subjects of such trademarks, trade names, brand names, and service marks has filed an application with the U.S. Patent and Trademark Office or any foreign equivalent office and (ii) material trademarks, trade names, brand names, and service marks owned and used by the Company or any of its Subsidiaries but not registered or are the subject of any pending applications in any country anywhere in the world.

“Company Voting Proposal” has the meaning set forth in Section 6.7(a) of this Agreement.

“Company Warrants” has the meaning set forth in Section 3.3(b) of this Agreement.

“Company’s Facilities” means the Company’s productions facilities located in Pekin, Illinois, Aurora, Nebraska, and Canton, Illinois.

“Confidentiality Agreement” has the meaning set forth in Section 6.3(a) of this Agreement.

“Contingent Obligation” means, as to any Person, any direct or indirect Liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such Liability, or the primary effect thereof, is to provide assurance to the obligee of such Liability that such Liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such Liability will be protected (in whole or in part) against loss with respect thereto.

“Contract” means any agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, covenants not to sue, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied (each, including all amendments thereto).

Annex A - 6

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act.

“Dataroom” means the electronic dataroom hosted by Merrill Corporation with such contents contained therein as of immediately prior to the execution of this Agreement.

“D&O Insurance” has the meaning set forth in Section 6.12(d) of this Agreement.

“DGCL” has the meaning set forth in the Recitals of this Agreement.

“Dissenting Shares” has the meaning set forth in Section 3.4 of this Agreement.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Time” has the meaning set forth in Section 2.2 of this Agreement.

“Election Deadline” has the meaning set forth in Section 3.2(c) of this Agreement.

“Election Form” has the meaning set forth in Section 3.2(b) of this Agreement.

“Election Form Record Date” has the meaning set forth in Section 3.2(b) of this Agreement.

“Environmental Law(s)” means any and all applicable international, federal, state, or local Laws or rule of common Law which regulate or relate to (i) the condition, protection or cleanup of the environment, or the preservation or protection of waterways, groundwater, surface water, drinking water, land, soil, air, wildlife, plants or other natural resources; (ii) the generation, manufacturing, labeling, use, treatment, storage, transportation, handling, disposal, presence or release of Hazardous Substances; (iii) the protection of public health or property; or (iv) impose Liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Toxic Substances Control Act, as amended, the Hazardous Materials Transportation Act, as amended, the Resource Conservation and Recovery Act, as amended, the Clean Water Act, as amended, California’s Proposition 65, the Clean Air Act, as amended, the Atomic Energy Act of 1954, as amended, and all analogous Laws promulgated or issued by any Governmental Entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 52 or 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

Annex A - 7

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.5(a) of this Agreement.

“Exchange Agent Agreement” has the meaning set forth in Section 3.5(a) of this Agreement.

“Exchange Fund” has the meaning set forth in Section 3.5(a) of this Agreement.

“Exchange Ratio” means 1.25.

“Excluded Company Matters” means any one or more of the following: (i) changes after the date hereof in Laws, rules or regulations of general applicability or interpretations thereof by a Governmental Entity; (ii) general changes after the date hereof in economic conditions, markets (including capital, financial, credit or securities) or political environment in general or general changes in the industry in which the Company operates generally, including adverse effects attributable to conditions affecting ethanol and/or oil production, including changes to prevailing market prices (including futures prices) of ethanol or corn; (iii) a change or proposed change in GAAP or the interpretation thereof; (iv) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, any other acts of war (whether declared or undeclared), sabotage, military action or any escalation or worsening thereof, earthquakes, hurricanes or similar catastrophes, or the occurrence of any other calamity or crisis, including an act of terrorism; (v) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or the failure to take actions as a result of any terms or conditions set forth in this Agreement, including any loss of or change in the relationship with employees, customers, partners, suppliers or other persons having business relationships with such Person; (vi) any action taken pursuant to this Agreement or at the express request of the other Party; (vii) failure to meet internal projections or forecasts (provided, that the underlying causes of any such change shall not be excluded pursuant to this clause (vii)), or (viii) a change in the market price or trading volume of the Company Common Stock, in and of itself; provided, however, that any matter in subsections (i) or (ii) that disproportionately adversely affects the Company compared with other companies in the ethanol production and distribution industry in which the Company operates shall not be an Excluded Company Matter.

“Excluded Parent Matters” means any one or more of the following: (i) changes after the date hereof in Laws, rules or regulations of general applicability or interpretations thereof by a Governmental Entity; (ii) general changes after the date hereof in economic conditions, securities markets in general in the United States or general changes in the industry in which Parent operates generally; (iii) a change or proposed change in GAAP or the interpretation thereof; (iv) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, any other acts of war (whether declared or undeclared), sabotage, military action or any escalation or worsening thereof, earthquakes, hurricanes or similar catastrophes, or the occurrence of any other calamity or crisis, including an act of terrorism; (v) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or the failure to take actions as a result of any terms or conditions set forth in this Agreement, including any loss of or change in the relationship with employees, customers, partners, suppliers or other persons having business relationships with such Person; (vi) any action taken pursuant to this Agreement or at the express request of the other party; (vii) failure to meet internal projections or forecasts (provided, that the underlying causes of any such change shall not be excluded pursuant to this clause (vii)), or (viii) a change in the market price or trading volume of the Parent Stock, in and of itself; provided, however, that any matter in subsections (i) or (ii) that disproportionately adversely affects Parent compared with other companies operating in the ethanol production and distribution industry in which Parent operates shall not be an Excluded Parent Matter.

Annex A - 8

“Execution Date” has the meaning set forth in the Preamble of this Agreement.

“Financial Statements” has the meaning set forth in Section 4.5(b) of this Agreement.

“Fractional Share Cash Amount” has the meaning set forth in Section 3.5(e) of this Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any foreign, federal, state, local or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority.

“Hazardous Substances” means any pollutant, chemical, chemical compound, waste, material or substance that is defined, classified or regulated, or controlled by any Environmental Law, whether solid, liquid or gas, and including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products, mixtures or derivatives.

“Hedging Transaction” means any futures, hedge, swap, collar, put, call, floor, cap, option or other contract that is intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including ethanol, interest rates, currencies or securities.

“Holder Representative” has the meaning set forth in Section 3.2(b) of this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money; (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business); (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments; (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property); (vi) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease; (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, claim, lien, tax, right of first refusal, encumbrance, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

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“Indemnified Directors and Officers” has the meaning set forth in Section 6.12(b) of this Agreement.

“Indemnified Parties” has the meaning set forth in Section 6.12(c) of this Agreement.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign and domestic, including: (i) patents, patent applications (including any provisionals, continuations, divisions, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any national phase PCT applications, PCT international applications, and all foreign counterparts), statutory invention certificates, copyrights, mask works, industrial designs, URLs, domain names, trademarks, service marks, logos, brand names, trade dress and trade names; (ii) all rights in, applications for, registrations of any of the foregoing; (iii) moral rights, rights to use a natural person’s name and likeness, publicity rights; (iv) all rights in and to trade secrets, confidential information, inventions, discoveries, improvements, modifications, know-how, techniques, methods, data, embodied or disclosed in any computer programs; product specifications; and manufacturing; and (v) all goodwill related to any of the foregoing.

“IRS” means Internal Revenue Service.

“Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to the holders of the Company Shares in connection with the Company Stockholders’ Meeting and to the holders of Parent Voting Common Stock in connection with the Parent Stockholders’ Meeting.

“Knowledge” shall mean, with respect to the Company, the actual knowledge or awareness of any of Mark Beemer and Brian Steenhard, and the knowledge of each such person after inquiry of those persons employed by the Company or any of its Subsidiaries that would reasonably be expected to know the answer to such inquiry. “Knowledge” shall mean, with respect to Parent, the actual knowledge or awareness of any of Neil Koehler and Bryon McGregor, and the knowledge of each such person after inquiry of those persons employed by Parent or any of its Subsidiaries that would reasonably be expected to know the answer to such inquiry.

“Law” means, as to any Person, any statute, rule, regulation, ordinance, code, guideline, law, judicial decision, determination, order (including any injunction, judgment, writ, award or decree), or consent of the court, other Governmental Entity or arbitrator, in each case applicable to or binding upon such Person, including the conduct of its business, or any of its assets or revenues to which such Person or any of its assets or revenues are subject.

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“Liability” or “Liabilities” mean any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, deed of trust, deed to secure debt, title retention agreement, pledge, lien, encumbrance, security interest, right of first refusal, option, conditional or installment sale agreement, charge or other claims of third parties of any kind.

“Mailing Date” has the meaning set forth in Section 3.2(b) of this Agreement.

“Merger” has the meaning set forth in the Recitals of this Agreement.

“Merger Consideration” means the aggregate of (i) the Voting Common Stock Consideration, (ii) the Non-Voting Common Stock Consideration and (iii) the Fractional Share Cash Amount.

“Merger Sub” has the meaning set forth in the Preamble of this Agreement.

“Merging Corporations” shall mean Merger Sub and the Company.

“Mixed Election” has the meaning set forth in Section 3.1(c)(iii) of this Agreement.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“NASDAQ” shall mean the National Association of Securities Dealers Automated Quotation System.

“NELLC” means Nebraska Energy, L.L.C.

“Non-Election Shares” has the meaning set forth in Section 3.1(c)(iv) of this Agreement.

“Non-Voting Common Stock Consideration” has the meaning set forth in Section 3.1(c)(i) of this Agreement.

“Non-Voting Election Shares” has the meaning set forth in Section 3.2(a) of this Agreement.

“Non-Voting Stock Election” has the meaning set forth in Section 3.2(a) of this Agreement.

“Non-Employee Options” has the meaning set forth in Section 6.17 of this Agreement.

“Parent” has the meaning set forth in the Preamble of this Agreement.

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“Parent Board” shall mean the Board of Directors of Parent.

“Parent Expense Reimbursement Fee” has the meaning set forth in Section 8.3 of this Agreement.

“Parent Financial Advisor” has the meaning set forth in Section 5.16 of this Agreement.

“Parent Financial Statements” has the meaning set forth in Section 5.5 of this Agreement.

“Parent Material Adverse Effect” shall mean any fact, event, circumstance or effect, other than any Excluded Parent Matters, that, individually or together with all other such facts, events, circumstances and effects, (i) is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), capitalization, assets, Liabilities, or results of operations of Parent; or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

“Parent Material Contract” has the meaning set forth in Section 5.12 of this Agreement.

“Parent Non-Voting Common Stock” has the meaning set forth in the Recitals of this Agreement.

“Parent Permits” has the meaning set forth in Section 5.9(a) of this Agreement.

“Parent Representatives” means Affiliates of Parent and each of its Subsidiaries, and each of their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives.

“Parent Required Statutory Approvals” has the meaning set forth in Section 5.4(c) of this Agreement.

“Parent SEC Documents” has the meaning set forth in Section 5.5(a) of this Agreement.

“Parent Series A Preferred Stock” has the meaning set forth in Section 5.2(a) of this Agreement.

“Parent Series B Preferred Stock” has the meaning set forth in Section 5.2(a) of this Agreement.

“Parent Stockholders’ Meeting” shall mean a meeting of the holders of Parent Voting Common Stock to vote on the Parent Voting Proposals.

“Parent Stock” has the meaning set forth in the Recitals of this Agreement.

“Parent Stockholders Agreement” has the meaning in the Recitals of this Agreement.

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“Parent Stock Option” means any option to purchase Parent Stock granted under any Parent Stock Plan or otherwise.

“Parent Stock Plans” means any plan or arrangement under which Parent grants equity-based awards.

“Parent Tax Opinion” has the meaning set forth in Section 7.2(e) of this Agreement.

“Parent Termination Fee” has the meaning set forth in Section 8.3(b)(ii) of this Agreement.

“Parent Voting Common Stock” has the meaning set forth in the Recitals of this Agreement.

“Parent Voting Proposals” has the meaning set forth in Section 6.7(b) of this Agreement.

“Parent Warrant” means any warrant to purchase Parent Stock granted by Parent.

“Parties” has the meaning set forth in the Preamble of this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Plants” means any and all ethanol plants owned by the Company and/or a Company’s Subsidiary.

“Pollution Liability Insurance” has the meaning set forth in Section 6.20 of this Agreement.

“Proceeding(s)” means any claims, controversies, demands, actions, lawsuits, investigations, proceedings or other disputes, formal or informal, including any by, involving or before any arbitrator or any Governmental Entity.

“Proposal Period” has the meaning set forth in Section 6.13(b)(ii) of this Agreement.

“Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Remediation Notice” has the meaning set forth in Section 7.2(k).

“Required Company Stockholder Vote” shall mean the affirmative vote to approve and adopt this Agreement and the Merger by (i) the holders of a majority of the Company Shares issued and outstanding and entitled to vote at the Company Stockholders’ Meeting (in person or by proxy) and constituting a quorum for the purpose of voting on such approval or (ii) the holders of a majority of the Company Shares issued and outstanding and entitled to vote by written consent in lieu of any stockholder meeting.

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“Required Parent Stockholder Vote” shall mean the vote or consent, as applicable, to (i) approve the issuance of Parent Stock in the Merger, (ii) approve the amendment to Parent’s Amended Certificate of Incorporation to authorize a class of Parent Non-Voting Common Stock that has the terms and conditions set forth in the Amended Certificate of Incorporation, and (iii) not treat the Merger as a liquidation, dissolution or winding up within the meaning of Section 4 of the Certificate of Designations, Powers, Preferences and Rights of the Series B Cumulative Convertible Preferred Stock of the Parent Series B Preferred Stock, (x) in the case of clause (i), (A) by the holders of a majority of the votes of Parent Stock and Parent Series B Preferred Stock, voting together as a single class, present (in person or by proxy) at the Parent Stockholders’ Meeting and constituting a quorum for the purpose of voting on such approval, and (B) by the holders of a majority of the shares of Parent Series B Preferred Stock, voting as a separate class, present (in person or by proxy) at the Parent Stockholders’ Meeting, (y) in the case of clause (ii), (A) by the holders of a majority of the issued and outstanding shares of Parent Stock and (B) by the holders of a majority of the shares of Parent Series B Preferred Stock present (in person or by proxy) at the Parent Stockholders’ Meeting, and (z) in the case of clause (iii), by the holders of 66-2/3% of the shares of Parent Series B Preferred Stock (the matter in this clause (z) is referred to as the “Special Series B Approval”).

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all forms, reports, statements, schedules and other documents filed by Parent pursuant to the federal securities laws and the SEC rules and regulations thereunder, and all forms, reports, statements, schedules and other documents to be filed by Parent with the SEC after the date hereof and prior to the Effective Time.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Subsidiary Bylaws” has the meaning set forth in Section 4.3(c) of this Agreement.

“Subsidiary Charters” has the meaning set forth in Section 4.3(c) of this Agreement.

“Superior Company Proposal” means any written offer made by a third party not in violation of Section 6.13 that if consummated would result in such third party acquiring, directly or indirectly, a majority of the Company Shares or a majority of the assets of the Company and the Company’s Subsidiaries, (i) for consideration that the Company Board determines in its good faith judgment (following consultation with an independent financial advisor) to be superior from a financial point of view to the holders of Company Shares than the transactions contemplated by this Agreement (based on the advice of the Company Financial Advisor), taking into account all the terms and conditions of such proposal, this Agreement and any proposal by Parent to amend the terms of this Agreement as permitted hereunder; and (ii) that, in the good faith judgment of the Company Board, is reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal.

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“Superior Proposal Notice” has the meaning set forth in Section 6.13(b)(ii) of this Agreement.

“Surviving Corporation” has the meaning set forth in Section 2.1 of this Agreement.

“Takeover Laws” has the meaning set forth in Section 6.16 of this Agreement.

“Tax” or “Taxes” means all taxes of whatever kind or nature, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, estimated, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or other similar fees, assessments or charges of any kind whatsoever (together with any interest and any penalties, additions to tax or additional amounts), whether disputed or not, imposed by any Governmental Entity (domestic or foreign).

“Tax Returns” means any report, return (including information return or declaration of estimated Taxes), claim for refund, or statement relating to Taxes filed or required to be filed with any Governmental Entity, including any schedule or attachment thereto, and including any amendments thereof.

“Termination Date” has the meaning set forth in Section 8.1(b)(i) of this Agreement.

“Trading Day” means (i) a day on which the Parent Voting Common Stock is traded on NASDAQ or (ii) if the Parent Voting Common Stock is not listed on NASDAQ, a day on which the Parent Voting Common Stock is traded in the over the counter market, as reported by the OTC Bulletin Board; provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (i) and (ii) hereof, then “Trading Day” shall mean a Business Day.

“Transfer Taxes” has the meaning set forth in Section 9.4 of this Agreement.

“TTB” means the Alcohol and Tobacco Tax and Trade Bureau.

“Unaudited Financial Statements” has the meaning set forth in Section 4.5(b) of this Agreement.

“Voting Common Stock Consideration” has the meaning set forth in Section 3.1(c)(ii) of this Agreement.

“Voting Election Shares” has the meaning set forth in Section 3.2(a) of this Agreement.

“Voting Stock Election” has the meaning set forth in Section 3.2(a) of this Agreement.

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Section 1.2            Construction. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other gender, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation”, (d) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s) and (f) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (a) any document, instrument or agreement (including this Agreement) include (1) all exhibits, schedules and other attachments thereto, (2) all documents, instruments or agreements issued or executed in replacement thereof and (3) such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (b) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect through the Closing Date. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement will not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it. All accounting terms not specifically defined herein will be construed in accordance with GAAP.

Volume Weighted Average Price” or “VWAP” means on any Trading Day such price per share of Parent Voting Common Stock as displayed on Bloomberg (or any successor service) page “PEIX US&equity&VAP” (or any equivalent successor page) in respect of the period from 9:30 a.m. to 4:00 p.m. (Eastern time), on such Trading Day; or, if such price is not available, “VWAP” means the market value per share of Parent Voting Common Stock on that day as determined by a nationally recognized independent investment banking firm retained for this purpose by Parent.

Article II

THE MERGER

Section 2.1          The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the corporation surviving the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the DGCL.

Section 2.2          Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Pacific time) at the offices of Troutman Sanders LLP, 5 Park Plaza, Irvine, California 92614, unless another place is agreed to in writing by the Parties hereto on the second Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VII (excluding conditions that, by their nature, cannot be satisfied until the Closing, but subject to the continued satisfaction or, to the extent provided by Law and this Agreement, waiver of those conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Parties hereto (the actual date at 10:00 a.m. (Pacific time) of the Closing being referred to herein as the “Closing Date”). On the Closing Date and subject to the terms and conditions hereof, the Parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger, in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such subsequent time as Parent and the Company shall agree and as shall be specified in the Certificate of Merger), such time being referred to herein as the “Effective Time.”

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Section 2.3            Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

Section 2.4            Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth on Exhibit C attached hereto and shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein, by the DGCL or by applicable Law.

Section 2.5            Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of the Surviving Corporation shall be amended to read in its entirety as set forth on Exhibit D attached hereto and shall be the bylaws of the Surviving Corporation, until amended as provided therein, by the DGCL or by applicable Law.

Section 2.6            Directors and Officers of the Surviving Corporation.

(a)                The individuals set forth on Schedule 2.6(a) attached hereto shall be the directors of the Surviving Corporation upon the Effective Time and such persons shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.

(b)               The individuals set forth on Schedule 2.6(b) attached hereto shall be the officers of the Surviving Corporation upon the Effective Time and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.

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Article III

EFFECT ON CAPITAL STOCK; EXCHANGE PROCEDURES

Section 3.1            Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any securities of the Merging Corporations:

(a)            Merger Sub Common Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation outstanding immediately after the Effective Time. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation after giving effect to the transactions contemplated by this Section 3.1(a).

(b)           Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock (shares of Company Common Stock being hereinafter collectively referred to as “Company Shares”) held in the treasury of the Company and any Company Shares owned by Parent or by any direct or indirect wholly-owned Subsidiary of Parent or the Company (including any Company Shares issued by the Company pursuant to a stock option) immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(c)            Conversion of Company Common Stock. Subject to the provisions of this Article III, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.1(b) and other than Dissenting Shares shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive, at the election of the holder thereof, the following:

(i)                 for each share of Company Common Stock with respect to which a holder elects to receive Parent Non-Voting Common Stock pursuant to Section 3.2, an amount of Parent Non-Voting Common Stock equal to the product of (i) the Exchange Ratio and (ii) each such share of Company Common Stock (the “Non-Voting Common Stock Consideration”) upon surrender and exchange of a Certificate or Book-Entry Share;

(ii)               for each share of Company Common Stock with respect to which a holder elects to receive Parent Voting Common Stock pursuant to Section 3.2, an amount of Parent Voting Common Stock equal to the product of (i) the Exchange Ratio and (ii) each such Company Share (the “Voting Common Stock Consideration”) upon surrender and exchange of a Certificate or Book-Entry Share;

(iii)             a combination of the Non-Voting Common Stock Consideration and the Voting Common Stock Consideration converted in accordance with Section 3.1(c)(i) and Section 3.1(c)(ii) in the proportion set forth in the Election Form (a “Mixed Election”); and

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(iv)             for each share of Company Common Stock as to which a Non-Voting Election, a Voting Election, or a Mixed Election has not been effectively made or lost, pursuant to Section 3.2 (collectively, “Non-Election Shares”), such Non-Election Shares of each holder shall be converted into Voting Common Stock Consideration in accordance with Section 3.1(c)(ii) upon surrender and exchange of a Certificate or Book-Entry Share.

(d)           Cancellation of Company Converted Common Stock. All of the Company Shares converted into the right to receive the Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated Company Shares represented in book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Shares (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and the Fractional Share Cash Amount, plus any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.5(d).

Section 3.2            Election Procedures.

(a)            Holders of Company Common Stock may elect to receive shares of Parent Non-Voting Common Stock (a “Non-Voting Stock Election”) or Parent Voting Common Stock (a “Voting Stock Election”) (in either case without interest) in exchange for their Company Shares in accordance with the procedures set forth herein. Shares of Parent Non-Voting Common Stock as to which a Non-Voting Election (including, pursuant to a Mixed Election) has been made are referred to herein as “Non-Voting Election Shares”. Shares of Parent Voting Common Stock as to which a Voting Election (including, pursuant to a Mixed Election) has been made are referred to herein as “Voting Election Shares”.

(b)           An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as Company and Parent shall mutually agree (“Election Form”), shall be mailed no more than forty (40) Business Days and no less than twenty (20) Business Days prior to the anticipated Effective Time or on such earlier date as Company and Parent shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of five (5) Business Days prior to the Mailing Date (the “Election Form Record Date”). Each Election Form shall permit such holder, subject to the election procedures set forth in this Section 3.2, (i) to elect to receive the Non-Voting Common Stock Consideration for all of the Company Shares held by such holder, in accordance with Section 3.1(c)(i); (ii) to elect to receive the Voting Common Stock Consideration for all of such Company Shares, in accordance with Section 3.1(c)(ii); (iii) to elect to receive the Non-Voting Common Stock Consideration for a part of such holder’s Company Common Stock and Voting Common Stock Consideration for the remaining part of such holder’s Company Common Stock; or (iv) to indicate that such record holder has no preference as to the receipt of Parent Non-Voting Common Stock or Parent Voting Common Stock for such Company Shares. A holder of record of Company Shares who holds such Company Shares as nominee, trustee or in another representative capacity (a “Holder Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the Company Shares held by such Holder Representative for a particular beneficial owner. Any Company Shares with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

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(c)            To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., (Pacific time), on the twentieth (20th) day following the Mailing Date (or such other time and date as the Company and Parent may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date. The Company shall use its reasonable best efforts to make available up to two separate Election Forms, or such additional Election Forms as Parent may permit, to all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline. The Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) and/or evidence of Book-Entry Shares representing all Company Shares covered by such Election Form, together with duly executed transmittal materials included with the Election Form. If a holder of Company Common Stock either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the Company Shares held by such stockholder shall be designated as Non-Election Shares. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. Parent shall cause the Certificates and/or Book-Entry Shares relating to any revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made. All elections shall be revoked automatically if the Exchange Agent is notified in writing by Parent or the Company, upon exercise by Parent or the Company of its respective or their mutual rights to terminate this Agreement to the extent provided under Article VIII, that this Agreement has been terminated in accordance with Article VIII.

Section 3.3            Company Stock Options and Company Warrants.

(a)            Treatment of Company Stock Options. The Company and Parent shall take all actions reasonably necessary (including any required notices by the Company) to provide that, effective as of the Effective Time, each outstanding Company Stock Option will be assumed by Parent. Each Company Stock Option assumed by Parent will continue to have, and be subject to, the same material terms and conditions of such option immediately prior to the Effective Time, except that (i) each Company Stock Option will be exercisable for a number of shares of Parent Voting Common Stock equal to the product of the number of Company Shares that would have been issuable upon exercise of the Company Stock Option outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Stock, and (ii) the per share exercise price for the Parent Voting Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the per share exercise price for such Company Stock Option outstanding immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The holder of a Company Stock Option may elect to receive shares of Parent Non-Voting Common Stock, Parent Voting Common Stock or a combination thereof upon exercise of such Company Stock Option. The exercise price and the number of shares purchasable pursuant to the assumed Company Stock Options as well as the terms and conditions of exercise of such assumed options shall be designed to comply with Sections 424(a) and 409A of the Code. Any restriction on the exercisability of such Company Stock Option will continue in full force and effect, and the term, exercisability, vesting schedule or other provisions of such Company Stock Option will remain unchanged. The Merger will not terminate any of the outstanding Company Stock Options or accelerate the exercisability or vesting of such Company Stock Options or the shares of Parent Voting Common Stock underlying the Company Stock Options upon Parent’s assumption thereof in the Merger.

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(b)           Treatment of Company Warrants. To the extent the Company Warrants have not been terminated in accordance with their terms, at the Effective Time, (i) each outstanding warrant to purchase Company Shares (a “Company Warrant”) shall by virtue of the Merger be assumed by Parent subject to the terms of such Company Warrant and (ii) the Company shall take all actions reasonably necessary, including any required notices by the Company, to provide that, effective as of the Effective Time, each outstanding Company Warrant will be assumed by Parent. Each Company Warrant assumed by Parent will continue to have, and be subject to, the same terms and conditions of such warrant immediately prior to the Effective Time, except that (A) each Company Warrant will be exercisable for a number of shares of Parent Voting Common Stock equal to the product of the number of Company Shares that would have been issuable upon exercise of the Company Warrant outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Voting Common Stock, and (B) the per share exercise price for the Parent Voting Common Stock issuable upon exercise of such assumed Company Warrant will be equal to the quotient determined by dividing the per share exercise price for such Company Warrant outstanding immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The holder of a Company Warrant may elect to receive shares of Parent Non-Voting Common Stock, Parent Voting Common Stock or a combination thereof upon exercise of such Company Warrant. Any restriction on the exercisability of such Company Warrant will continue in full force and effect, and the term, exercisability or other provisions of such Company Warrant will remain unchanged. Consistent with the terms of the Company Warrants, the Merger will not accelerate the exercisability of such Company Warrants or the shares of Parent Voting Common Stock underlying the Company Warrants upon Parent’s assumption thereof in the Merger.

Section 3.4            Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, Company Shares which are issued and outstanding immediately prior to the Effective Time and which are held by holders who shall have complied with the provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or represent a right to receive the applicable Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until the applicable holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or otherwise loses such holder’s rights to receive payment of the fair value of such holder’s Shares under Section 262 of the DGCL. If, after the Effective Time, any such holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the applicable Merger Consideration and the Surviving Corporation and Parent shall remain liable for payment of the Merger Consideration with respect to such Dissenting Shares. Notwithstanding anything to the contrary contained in this Section 3.4, if this Agreement is terminated prior to the Effective Time, then the right of any holder of Company Common Stock to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent notice of any written demands for appraisal of Company Common Stock received by the Company under Section 262 of the DGCL, and shall give Parent the opportunity to participate in all negotiations and Proceedings with respect thereto. The Company shall not, except with the prior written consent of Parent, (i) make any payment with respect to any such demands for appraisal or (ii) offer to settle or settle any such demands.

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Section 3.5            Exchange Procedures.

(a)            Exchange Agent. Prior to the mailing of the Joint Proxy Statement/Prospectus, Parent shall appoint a bank or trust reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement, which Exchange Agent Agreement shall be subject to the reasonable approval of the Company. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Company Shares, for exchange in accordance with this Article III through the Exchange Agent (i) evidence of Parent Stock in book-entry form representing the number of shares of Parent Stock sufficient to deliver the applicable Merger Consideration and (ii) an amount of cash sufficient to make Fractional Share Cash Amount payments in accordance with Section 3.5(e) (collectively, the “Exchange Fund”). Parent further agrees to provide to the Exchange Agent, from time to time as needed, immediately available funds sufficient to pay any dividends and other distributions pursuant to Section 3.5(c). Pursuant to irrevocable instructions, the Exchange Agent shall promptly deliver the applicable Merger Consideration from the Exchange Fund to the former Company stockholders who are entitled thereto pursuant to Section 3.1. Except as contemplated by Section 3.5(c) and Section 3.5(e) hereof, the Exchange Fund shall not be used for any other purpose. Parent shall pay all charges and expenses, including those of the Exchange Agent, incurred by it in connection with the exchange of Company Shares for the Merger Consideration and other amounts contemplated by this Article III.

(b)           Surrender of Certificates. Upon surrender of a Certificate or Book-Entry Shares to the Exchange Agent, together with such Election Form, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by Parent or the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.5(c), if any, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled and exchanged as provided in this Article III. No interest will be paid or will accrue on any cash payable pursuant to Section 3.5(c) or Section 3.5(e). In the event of a transfer of ownership of Company Shares which is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid with respect to such Company Shares to such a transferee if the Certificate or sufficient evidence of Book-Entry Shares representing such transferred Company Shares is presented to the Exchange Agent in accordance with this Section 3.5(b), accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock Transfer Taxes have been paid.

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(c)            Dividends and Distributions; Treatment of Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Stock with a record date after the Effective Time shall be paid to any holder of any unsurrendered share of Company Common Stock who is entitled to receive Parent Stock upon such surrender, and no Fractional Share Cash Amount payment in respect of fractional shares shall be paid to any such holder pursuant to Section 3.5(e), unless and until the holder of such Company Common Stock shall surrender such Company Common Stock in accordance with Section 3.5(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Company Common Stock, there shall be paid to the holder of the stock certificates or Book-Entry Shares representing whole shares of Parent Stock to be issued in exchange therefor, without interest, (i) promptly, (A) the amount of any cash payable with respect to a fractional share of Parent Stock to which such holder is entitled pursuant to Section 3.5(e) and (B) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to the date of surrender of such holder’s Company Common Stock and a payment date occurring after the date of surrender, payable with respect to such whole shares of Parent Stock.

(d)           Full Satisfaction. The Merger Consideration delivered upon surrender of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 3.5(c)) shall be deemed to have been paid in full satisfaction of all rights pertaining to the such Company Shares.

(e)            Fractional Shares. No fractional shares of Parent Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Stock, after aggregating all fractional shares of Parent Stock issuable to such holder, shall in lieu of such fraction of a share and upon surrender of such holder’s Certificates, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the VWAP of the Parent Stock during the five (5) Trading Days immediately preceding the Closing Date (the “Fractional Share Cash Amount”). As soon as practicable after the determination of the Fractional Share Cash Amount to be paid to former holders of Company Shares in lieu of any fractional shares of Parent Stock, the Exchange Agent shall distribute such amounts to such former holders.

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(f)            Termination of Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares nine (9) months after the Effective Time shall be returned to Parent, upon demand, and, from and after such delivery to Parent, any holders of Company Shares who have not theretofore complied with this Article III shall thereafter look only to Parent for the Merger Consideration payable in respect of such Company Shares and any cash paid in respect of the Fractional Share Cash Amount and any dividends or other distributions with respect to Parent Stock to which they are entitled pursuant to Section 3.5(c), in each case, without any interest thereon. Neither Parent, the Surviving Corporation, the Exchange Agent nor the Company shall be liable to any holder of Company Common Stock for any such shares of Parent Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)           Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or Exchange Agent may direct as indemnity against any claim that may be made against the Surviving Corporation with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Company Shares represented by such Certificate, any cash paid in respect of the Fractional Share Cash Amount and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.5(c), in each case, without any interest thereon.

(h)           Withholding Taxes. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

(i)             Exchange Fund Cash. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, however, that no such investment or loss thereon shall affect the amounts payable to the holder of Company Common Stock pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 3.5(f). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

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(j)             No Further Ownership Rights in Shares. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, all holders of Certificates and/or Book-Entry Shares shall cease to have any rights as Company stockholders other than the right to receive the Merger Consideration into which the shares represented by such Certificates and/or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificates and/or Book-Entry Shares in accordance with Section 3.5(b) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates and/or Book-Entry Shares become entitled in accordance with Section 3.5(c)), without interest. If, after the Effective Time, any Certificates and/or Book-Entry Shares formerly representing Company Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares. Any cash paid in respect of the Fractional Share Cash Amount and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.5(c), in each case, net of any required withholding for Taxes and without any interest thereon.

Section 3.6            Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or Parent Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction, the Merger Consideration and any other dependent items shall be appropriately adjusted to provide to the holders of Company Shares the same economic and proportional effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item, subject to further adjustment in accordance with this sentence; provided, however, that nothing in this Section 3.6 shall be constrained to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures expressly set forth in the correspondingly numbered Section of the disclosure letter of the Company delivered to Parent and Merger Sub concurrently with the parties’ execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1            Organization and Qualification.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business, and is in good standing, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.1(a) of the Company Disclosure Schedule lists each jurisdiction in which the Company is qualified to do business as a foreign entity and its directors and officers.

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(b)           Complete, true and correct copies of the Company’s certificate of incorporation, as amended (the “Company Certificate”), and bylaws, as amended (the “Company Bylaws”), have been made available to Parent in the Dataroom, and no other such documents are binding upon the Company. The Company Certificate and the Company Bylaws are in full force and effect. The Company is not in violation of any provision of the Company Certificate or the Company Bylaws. The Company has made available to Parent in the Dataroom copies of the charters of each committee of the Company’s Board of Directors and any code of conduct or similar policy adopted by the Company.

Section 4.2            Capitalization.

(a)            The authorized capital stock of the Company consists of 15,000,000 Company Shares and 5,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of December 29, 2014, (i) 14,204,240 Company Shares were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) 537 Company Shares were held in the treasury of the Company, (iv) 3,140 Company Shares were reserved for issuance upon exercise of Company Stock Options, and (v) 787,855 Company Shares were reserved for issuance upon exercise of Company Warrants. Each issued and outstanding share of capital stock of the Company is, and each share of Company Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable. All of the issued and outstanding shares of capital stock of the Company were issued in compliance with applicable Laws. None of the issued and outstanding shares of capital stock of the Company were issued in violation of any agreement, arrangement or commitment to which the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person. All of the issued and outstanding Company Shares are owned of record by the Persons set forth in Section 4.2(a) of the Company Disclosure Schedule. Since the Balance Sheet Date, there are no dividends or distributions which have accrued or been declared but are unpaid upon any of the Company’s capital stock.

(b)           Except for Company Stock Options set forth in Section 4.2(c) of the Company Disclosure Schedule and Company Warrants set forth in Section 4.2(d) of the Company Disclosure Schedule, as of the date hereof, there are no outstanding subscriptions, options, calls, Contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, Company Shares or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such agreement or commitment. As of the date hereof, there are no obligations, contingent or otherwise, of the Company or its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Company Shares or the capital stock or other equity interests of any Subsidiary of the Company or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a Company’s Subsidiary. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, there are no outstanding stock appreciation rights or similar derivative securities or rights of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except for the Company Stockholders Agreement, there are no voting trusts, irrevocable proxies or other agreements or understandings to which the Company or any Subsidiary of the Company is a party or is bound with respect to the voting of any Company Shares. Except for the Company Registration Rights Agreements, the Company has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any Person (except rights which have terminated or expired). Neither the Company nor any of its Subsidiaries has any outstanding obligations in respect of prior acquisitions of businesses to pay, in the form of securities, cash or other property, any portion of the consideration payable to the seller or sellers in such transaction.

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(c)            Section 4.2(c) of the Company Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all holders of outstanding Company Stock Options, including the date of grant, the number of Company Shares subject to each such option, the exercise price per Company Share, the exercise and vesting schedule, the number of Company Shares remaining subject to each such option, the Company Stock Options that are incentive stock options for purposes of the Code, and the maximum term of each such option. Complete and correct copies of (i) all written agreements, including amendments thereto, evidencing the grant of Company Stock Options and (ii) all Company Board consents approving each Company Stock Option, including the written agreement and amendments thereto, have been made available to Parent in the Dataroom. None of the Company Stock Options were granted with exercise prices below fair market value on the date of grant. All Company Stock Options have been validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Company financial statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to such grants.

(d)           The Company has previously made available to Parent in the Dataroom complete and correct copies of each Company Warrant. Section 4.2(d) of the Company Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all holders of outstanding Company Warrants, including the date of issuance, the number of Company Shares subject to each such warrant, the exercise price per Company Share, the exercise and vesting schedule, the number of Company Shares remaining subject to each such warrant, and the maximum term of each such warrant. Complete and correct copies of the relevant forms of written agreements, including forms of amendments thereto, evidencing the issuance of Company Warrants have been made available to Parent in the Dataroom. All Company Warrants have been validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Financial Statements in accordance with GAAP.

Section 4.3            Subsidiaries.

(a)            Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of the Company is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except where such failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company as set forth in Section 4.3(b) of the Company Disclosure Schedule. All of the issued and outstanding shares of capital stock of each Subsidiary of the Company were issued in compliance with applicable Laws. None of the issued and outstanding shares of capital stock of any Subsidiary of the Company were issued in violation of any agreement, arrangement or commitment to which any Subsidiary of the Company or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person. There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement. The Company has no material investment in any entity other than its Subsidiaries.

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(c)            Section 4.3(c) of the Company Disclosure Schedule contains, for each Subsidiary of the Company, a complete and accurate list of each jurisdiction in which such Subsidiary of the Company is qualified to do business as a foreign entity. The Company has heretofore furnished to Parent in the Dataroom a complete and correct copy of each of the Company’s Subsidiaries’ Articles of Incorporation, Certificate of Incorporation, Articles of Organization or Operating Agreement, as the case may be, (collectively, the “Subsidiary Charters”) and Bylaws (collectively, the “Subsidiary Bylaws”), each as amended to date. The Subsidiary Charters and the Subsidiary Bylaws are in full force and effect. The Company’s Subsidiaries are not in violation of any provision of the applicable Subsidiary Charters or the Subsidiary Bylaws. The Company has made available to Parent in the Dataroom copies of, the charters of each committee of the Board of Directors of each Subsidiary of the Company and any code of conduct or similar policy adopted by each Subsidiary of the Company.

Section 4.4            Authority; Non-Contravention; Approvals.

(a)            The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. Subject to obtaining the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of the Company, and no other actions on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement other than (i) obtaining the Company Stockholder Approval, (ii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iii) filings by the Company required by the HSR Act. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). The affirmative vote of the holders of a majority of the issued and outstanding Company Shares (i) entitled to vote at a duly called and held meeting of the Company stockholders or (ii) action by written consent as permitted by the Company Bylaws, will be the only vote of the holders of capital stock of the Company necessary to approve and adopt this Agreement and the Merger (the “Company Stockholder Approval”).

(b)           At a meeting duly held on December 30, 2014, at which all directors were present, the Company Board unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby, are advisable, fair to and in the best interests of the Company and the holders of the Company Shares, (ii) approved and adopted this Agreement, the Merger and the transactions contemplated hereby and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the Company’s stockholders. Such determinations, approvals, resolutions and recommendations are in effect as of the date hereof. No takeover statute or other similar statute or regulation relating to the Company is applicable to the Merger or the other transactions contemplated by this Agreement.

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(c)            Except as disclosed in Section 4.4(c) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien, security interest or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of the Company or any of its Subsidiaries, (ii) any statute, Law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining the Company Required Statutory Approvals and the Company Stockholder Approval, (iii) any Company Permit, or (iv) any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d)           Except as disclosed in Section 4.4(d) of the Company Disclosure Schedule and for (i) obtaining the Company Stockholder Approval, (ii) the filings by the Company required by the HSR Act, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) the filings with TTB (the filings and approvals referred to in clauses (i), (ii), (iii) and (iv) collectively, the “Company Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity or other Person is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.5            Reports and Financial Statements.

(a)            The Company has made available to Parent in the Dataroom copies of the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2012 and 2013, together with the notes thereto (the “Audited Financial Statements”). The Audited Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as otherwise stated in such financial statements, including the related notes) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise set forth in the notes thereto.

(b)           The Company has made available to Parent in the Dataroom copies of Company’s unaudited consolidated financial statements, including the notes thereto, for the nine (9) month period ended September 30, 2014 (the “Unaudited Financial Statements”). The Unaudited Financial Statements were prepared in accordance with GAAP on a basis consistent with the Audited Financial Statements and are correct and complete and fairly present, in all material respects, the financial position and condition of the Company at the date thereof and the results of operations for the period covered thereby (subject to normal year-end adjustments and the absence of complete footnotes) (the Audited Financial Statements and the Unaudited Financial Statements, together, the “Financial Statements”).

(c)            The Company has disclosed to its auditors and the audit committee of the Company Board (and made available to Parent in the Dataroom a summary of the significant aspects of such disclosure) (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

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(d)           Since October 4, 2012, the Company has not received written notice of any SEC inquiries or investigations or other governmental inquiries or investigations (pending or threatened) in each case regarding any accounting practices of the Company or any malfeasance by any director or executive officer of the Company. The Company has not conducted any internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel or similar legal officer, the Company Board or any committee thereof.

Section 4.6            Absence of Undisclosed Liabilities. Except as set forth in Section 4.6 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Liabilities that are required to be reported by GAAP, except such Liabilities: (a) as and to the extent set forth on the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2013 (the “Balance Sheet Date”); or (b) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not have a Company Material Adverse Effect. Since the Balance Sheet Date, the Company has collected its accounts receivable and paid its accounts payable in the ordinary course of business consistent with past practice.

Section 4.7            Litigation. Except as set forth in Section 4.7 of the Company Disclosure Schedule, there is no Proceeding pending, or, to the Knowledge of the Company, threatened, against the Company, any of its Subsidiaries or any of their respective directors, managers or officers (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries) or that would materially relate to or affect the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary has committed a violation of any judgment, decree, injunction or order of any Governmental Entity applicable to the Company or any Subsidiary or any of their respective properties or assets. Since January 1, 2013, there has not been any internal investigations or inquiries conducted by the Company, the Company Board (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues. Neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of the directors, managers or officers of the Company or any of its Subsidiaries (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries as applicable) is subject to any judgment, decree, injunction or order of any Governmental Entity. Except as set forth in Section 4.7 of the Company Disclosure Schedule, neither the Company nor its Subsidiaries has any Proceeding pending against any other Person.

Section 4.8            Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the Company Disclosure Schedule, since September 30, 2014, the Company and its Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice and there has not been:

(a)            any circumstance or event, or series of circumstances or events, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(b)            any material change in any method of accounting or accounting practice by the Company or any Subsidiary, except for any such change required by reason of a concurrent change in GAAP;

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(c)            any material revaluation by the Company or any Subsidiary of a material asset (including, without limitation, any material writing down of the value of inventory or material writing-off of notes or accounts receivable);

(d)            any transaction or commitment made, or any Contract or agreement entered into, by the Company or any Subsidiary, relating to its assets or business (including, without limitation, the acquisition, disposition, leasing or licensing of any tangible or intangible assets) or any relinquishment by the Company or any Subsidiary of any Contract or other right, in either case, material to the Company and Subsidiary taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

(e)            any declaration, setting aside or payment of any dividend (whether in cash, stock or property) or other distribution in respect of the Company’s capital stock or any redemption, purchase or other acquisition of any of the Company’s securities;

(f)             any split, combination or reclassification of any of the Company’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(g)            any amendment of any material term of any outstanding security of the Company or any Subsidiary;

(h)            any issuance by the Company or any Subsidiary of any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities, except for the issuance of any Company Shares pursuant to the exercise of any Company Stock Options and Company Warrants in existence prior to the date hereof;

(i)             any material incurrence, assumption or guarantee by the Company or any Subsidiary of any Indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(j)             any creation or assumption by the Company or any Subsidiary of any material Lien on any material asset(s) (alone or in the aggregate) other than in the ordinary course of business consistent with past practice;

(k)            any making of any material loan, advance or capital contributions to or investment in any entity or person other than loans, advances or capital contributions to or investments in any Subsidiary and except for cash advances to employees for reimbursable travel and other reasonable business expenses, in each case made in the ordinary course of business consistent with past practice;

(l)             any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

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(m)          any material grant of equity or other compensation, or increase in the benefits under, or the establishment, material amendment or termination of, any Company Benefit Plan covering current or former employees, officers, consultants, or directors of the Company or any Subsidiary, or any material increase in the compensation payable or to become payable to or any other material change in the employment terms for any current or former directors or officers of the Company or any of its Subsidiaries or any other employee earning noncontingent cash compensation in excess of $100,000 per year;

(n)           any entry by the Company or any Subsidiary into any employment, consulting, severance, change in control, retention, termination or indemnification agreement with any current or former director, consultant or officer of the Company or any Subsidiary, entry into any such agreement with any person for a noncontingent cash amount in excess of $250,000 per year or outside the ordinary course of business, or entry into any employment agreement other than on an at-will basis;

(o)           any labor dispute, other than routine individual grievances, or any activity or Proceeding by a labor union or representative thereof to organize any employees of the Company or any of its subsidiaries for the purposes of forming a labor union or labor organization, or for selecting a labor union or labor organization as a collective bargaining representative, for employees who were not subject to a collective bargaining agreement as of September 30, 2014 or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees;

(p)           any authorization or commitment with respect to, any single capital expenditure that was in excess of $1,000,000 individually or $5,000,000 in the aggregate; or

(q)           any authorization of, or agreement by the Company or any Subsidiary to take, any of the actions described in this Section 4.8, except as expressly contemplated by this Agreement.

Section 4.9            Compliance with Applicable Law; Permits.

(a)            Except as set forth in Section 4.9 of the Company Disclosure Schedule, the Company and its Subsidiaries hold all material authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including, without limitation, any Governmental Entity engaged in the regulation of the Company’s products) which are required for the Company and its Subsidiaries to own, lease, license and operate their respective properties and other assets and to carry on their respective business in the manner as they are being conducted as of the date hereof (the “Company Permits”), and all the Company Permits are valid, and in full force and effect other than any Company Permit which if not held or not valid, as the case may be, would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 4.9 of the Company Disclosure Schedule sets forth a list of all material Company Permits.

(b)           The Company and its Subsidiaries are, and have been since January 1, 2013, in compliance with the terms of the Company Permits and all applicable Laws relating to the Company and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Company Permits or such applicable Law would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notification from any Governmental Entity (i) asserting that the Company or any of its Subsidiaries is not in compliance with any Law or Company Permit, or (ii) threatening to revoke any Company Permit.

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Section 4.10        Company Material Contracts; Defaults.

(a)            Except as set forth in Section 4.10(a) of the Company Disclosure Schedule and previously made available to Parent, neither the Company nor any of its Subsidiaries is a party to, and none of their respective assets, businesses or operations is bound by, any Contract (whether written or oral), or groups of related Contracts with the same party or group of parties, that (i) would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act (it being understood that to the extent that a material contract described under Item 601(b)(10) is duplicative with any of the Contracts set forth in clauses (ii) through (xiii) of this Section 4.10(a), the thresholds set forth in clauses (ii) through (xiii) of this Section 4.10(a) shall control for disclosure purposes to the extent there is any conflict with such material contract definition); (ii) relate to borrowed money or other Indebtedness in excess of $1,000,000 or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Company or any of its Subsidiaries, the foreclosure of which would reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect; (iii) require the payment or receipt of $1,000,000 or more per year which are not cancelable by the Company on 30 days’ or less notice without premium or penalty or other cost of any kind or nature; (iv) relate to any joint venture, partnership or other similar agreements to which the Company or any of its Subsidiaries is a party; (v) relate to lease agreements to which the Company or any of its Subsidiaries is a party with annual lease payments in excess of $1,000,000; (vi) relate to standby letter of credits obtained by the Company or any of its Subsidiaries has in an amount in excess of $100,000 and Contracts under which the Company or any of its Subsidiaries has advanced or loaned any other Person or entity an amount in excess of or guaranteed an amount in excess of $100,000; (vii) relate to agreements under which the Company has granted any Person or entity registration rights (including, without limitation, demand and piggy-back registration rights); (viii) relate to agreements under which the Company or any of its Subsidiaries has granted any right of first refusal or similar right in favor of any third party with respect to any material portion of the Company’s or any of its Subsidiaries’ properties or assets; (ix) (A) purport to restrict or prohibit the Company or any of its Subsidiaries from engaging or competing in any material line of business or activity, with any Person or in any geographic area, or (B) would have any such effect on Parent or any of its Affiliates after the consummation of the Merger or the Closing Date; (x) (A) grants any exclusive supply or exclusive distribution agreement or other material exclusive rights, or (B) grants any “most favored nation” rights or other preferential pricing terms with respect to any Company Product or service; (xi) relate to any executory obligations relating to the acquisition or disposition of all or any portion of any material business of the Company or any of its Subsidiaries (whether by merger, sale of stock, sale of assets, business combination or otherwise); (xii) the Company or any of the Company’s Subsidiary is a party with any Governmental Entity and which requires the payment or receipt of $1,000,000 or more per year; and (xiii) to the extent not included within the foregoing, any Contract that the termination of which would result in a Company Material Adverse Effect (the items described in clauses (i) through (xiii) hereof, collectively, the “Company Material Contracts”). The Company has made available to Parent in the Dataroom a correct and complete copy of each Company Material Contract listed in Section 4.10(a) of the Company Disclosure Schedule (including all exhibits and schedules thereto).

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(b)           Each of the Company Material Contracts is valid and binding on the Company or its Subsidiary party thereto and, to the Knowledge of the Company, each other Person party thereto, and is in full force and effect and enforceable against the Company or such Subsidiary, as the case may be, in accordance with its terms, except as enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles and (ii) to the extent applicable, securities laws limitations on the enforceability of provisions regarding indemnification in connection with the sale or issuance of securities. No Company Material Contract will, by its terms, terminate as a result of the transactions contemplated by this Agreement or require any consent from or notice to any Person thereto in order to remain in full force and effect immediately after the Effective Time.

(c)            Neither the Company nor any of its Subsidiaries is in material violation, breach or default under any of the Company Material Contracts, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a violation, breach or default. The Company has delivered or made available to Parent in the Dataroom a list of those Persons who, to the Company’s Knowledge, have alleged or claimed that the Company or any of its Subsidiaries, or any sublicensee of the Company or any of its Subsidiaries, is in material violation, breach or default under any Company Material Contract.

Section 4.11        Taxes.

(a)            Each of the Company and its Subsidiaries has (i) duly and timely filed with the appropriate Governmental Entity all Tax Returns required to be filed by it (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects and prepared in compliance with all applicable Laws and (ii) timely paid all Taxes due and owing (whether or not shown due on any Tax Returns). Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries has commenced activities in any jurisdiction which will result in an initial filing of a Tax Return with respect to Taxes imposed by a Governmental Entity that it had not previously been required to file in the immediately preceding taxable period.

(b)           The unpaid Taxes of the Company and its Subsidiaries did not, as of September 30, 2014, exceed the reserve for Tax Liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the Financial Statements. Since September 30, 2014, neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

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(c)            There are no Liens for Taxes upon any property or asset of the Company or any Subsidiary thereof, except for Liens for current Taxes the payment of which is not yet delinquent, or for Taxes contested in good faith through appropriate proceedings and reserved against in accordance with GAAP.

(d)            Except as set forth in Section 4.11(d) of the Company Disclosure Schedule, no deficiencies for Taxes with respect to any of the Company and its Subsidiaries have been set forth or claimed in writing, or proposed or assessed by a Governmental Entity. There are no pending or, to the Knowledge of the Company, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of the Company and its Subsidiaries. No material issues relating to Taxes of the Company or any Subsidiary of the Company were raised by the relevant Governmental Entity in any completed audit or examination that would reasonably be expected to recur in a later taxable period. The Company has made available to Parent in the Dataroom true and complete copies of federal, state and local income Tax Returns of each of the Company and its Subsidiaries and their predecessors for the years ended December 31, 2010, 2011 and 2012, and true and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries or any predecessor, with respect to Taxes. None of the Company, any of its Subsidiaries or any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or has made any request in writing for any such extension or waiver. There is not currently in effect any power of attorney authorizing any Person to act on behalf of the Company, or receive information relating to the Company, with respect to any Tax matter.

(e)            Neither the Company nor any of its Subsidiaries has requested or received any ruling from any Governmental Entity, or signed any binding agreement with any Governmental Entity (including, without limitation, any advance pricing agreement) that would affect any amount of Tax payable after the Closing Date and has not made any request for issuance of a ruling from a Governmental Entity on behalf of the Company or any of its Subsidiaries (regardless of whether the requested ruling is still pending or withdrawn).

(f)            Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed with, and supplied to, the appropriate parties.

(g)           Except for any such customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business (each of which is not specifically entered into to address Taxes), neither the Company nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

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(h)           Except for the affiliated group of which the Company is the common parent, each of the Company and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither the Company nor any of its Subsidiaries is liable for the Taxes of any Person (including an individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Entity) other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise.

(i)             Neither the Company nor any of its Subsidiaries is a party to or subject to any joint venture, partnership or other agreement or arrangement which is treated as a partnership for federal income Tax purposes.

(j)             Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(k)            Neither the Company nor any of its Subsidiaries has taken any action, failed to take any action, or knows of any fact that would be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l)             Neither the Company nor any of its Subsidiaries has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) (other than such transactions that have been properly reported) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(m)          Except as set forth in Section 4.11(m) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has made or agreed to make, and is not required to make, any change in method of accounting previously used by it in any Tax Return which change in method would require an adjustment to its income pursuant to Section 481(a) of the Code (or any similar provision) on any Tax Return for any taxable period for which the Company or any of its Subsidiaries has not yet filed a Tax Return. No application is pending with any Governmental Entity requesting permission to make any change in any accounting method that would require such an adjustment, nor has the Company or any of its Subsidiaries received any notice that a Governmental Entity proposes to require a change in method of accounting used in any Tax Return which has been filed by the Company or any of its Subsidiaries that would require such an adjustment.

(n)          The Company has not taken any action not in accordance with past practice that would have the effect of deferring a measure of Tax from a period (or portion thereof) ending on or before the Execution Date to a period (or portion thereof) beginning after the Execution Date. Except to the extent adequately reserved for in the Unaudited Financial Statements, the Company has no deferred income or other Tax Liability arising out of any transaction, including, without limitation, any (i) intercompany transaction (as defined in Treasury Regulations Section 1.1502-13), (ii) the disposal of any property in a transaction accounted for under the installment method pursuant to Section 453 of the Code, (iii) excess loss account (as defined in Treasury Regulations Section 1.1502-19) with respect to the stock of any Subsidiary of the Company, (iv) use of the long-term contract method of accounting, or (v) receipt of any prepaid amount on or before the Execution Date.

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(o)           Neither the Company nor any of its Subsidiaries has made an election under Section 108(i) of the Code (or any corresponding provision of state, local or foreign Law).

(p)           The Company has made available to Parent in the Dataroom the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax or excess charitable deduction available for use by the Company or any of its Subsidiaries. Except as disclosed by the Company to Parent in the Dataroom, there is currently no limitation on the use of the Tax attributes of the Company under Sections 269, 382, 383, 384 or 1502 of the Code (and similar provisions of state, local or foreign Tax Law).

(q)           Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the preceding five (5) years.

(r)            Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of its place of incorporation.

Section 4.12        Employee Benefit Plans; ERISA.

(a)            Section 4.12(a) of the Company Disclosure Schedule includes a complete list, as of the date hereof, of each Company Benefit Plan. With respect to each of the written Company Benefit Plans, the Company has made available to Parent true and complete copies of the following documents to the extent applicable: (i) the governing plan document, all amendments thereto and related trust documents, group contracts, insurance policies or other funding arrangements, and amendments thereto; (ii) the three most recently filed Forms 5500 annual returns and all schedules thereto, including any audited financial statements and auditors’ opinions; (iii) the most recent favorable determination, opinion or advisory letter issued by the IRS; (iv) the actuarial report, statement of assets and liabilities, and annual nondiscrimination testing results for the three most recently completed plan years; (v) the most recent summary plan description and any summaries of material modifications thereto; (vi) a summary of the material terms of any Company Benefit Plan that is not in writing; and (vii) any filings, applications or submissions under the IRS’ Voluntary Correction Program or the Department of Labor’s Delinquent Filer Voluntary Compliance Program or the Voluntary Fiduciary Correction Program.

(b)           The Company and its Subsidiaries have operated and administered each of the Company Benefit Plans in accordance with their terms and all the provisions of Laws and regulations applicable to the Company Benefit Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof with respect to the Company Benefit Plans have been timely paid or accrued by the Company and its Subsidiaries as applicable. The Company and its Subsidiaries have satisfied all reporting and disclosure requirements under the Code and ERISA that are applicable to the Company Benefit Plans. No event or condition exists which would reasonably be expected to subject the Company or any of its Subsidiaries to Liability in connection with the Company Benefit Plans or any plan, program, or policy sponsored or contributed to by any of their respective ERISA Affiliates other than the provision of benefits thereunder in the ordinary course. With respect to each applicable Company Benefit Plan, (i) there are no pending or, to the Knowledge of the Company, threatened actions which have been asserted or instituted and which would reasonably be expected to result in any Liability of the Company or any of its Subsidiaries (other than routine claims for benefits payable in the ordinary course); (ii) there are no audits, inquiries or Proceedings pending or threatened by any governmental authority; and (iii) there has been no breach of fiduciary duty (including violations under Part 4 of Subtitle B of Title I of ERISA) which has resulted or would reasonably be expected to result in material Liability to the Company, any Company Subsidiary, or any of their respective employees.

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(c)            In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the Merger or the transactions contemplated hereby or thereby, or the Company Stockholder Approval (either alone or in conjunction with any other event, such as termination of employment) result in, cause the accelerated vesting, exercisability, funding or delivery of, or increase the amount or value of, any material payment or benefit to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof or result in a limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

(d)           Section 4.12(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code or is intended to be similarly qualified or registered under applicable foreign law (collectively, the “Company Qualified Plans”). Each Company Qualified Plan that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS that it is entitled to rely upon, and its accompanying trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of the Company, no fact or event has occurred since the date of such letter that would reasonably be expected to jeopardize the tax-qualified status of any such Company Qualified Plan or the tax-exempt status of its accompanying trust.

(e)            Except as otherwise provided in Section 4.12(e) of the Company Disclosure Schedule, no Company Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of service (other than coverage or benefits (A) required to be provided under Part 6 of Subtitle B of Title I of ERISA or any other similar applicable Law or (B) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(f)            Except as otherwise provided in Section 4.12(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries or any of their respective ERISA Affiliates sponsor, contribute to or have any Liabilities with respect to any Company Benefit Plan that: (i) is subject to Title IV or Section 302 of ERISA or Section 412, 430, 431 or 432 of the Code; (ii) is a Multiemployer Plan; or (iii) is a multiple employer plan that is described in Section 413 of the Code. No “reportable event,” as such term is defined in ERISA Section 4043(c), has occurred or is continuing with respect to any Company Benefit Plan. No Company Benefit Plan that is or was subject to Title IV of ERISA has been terminated and no proceeding has been initiated to terminate any such plan. Neither the Company nor any of its Subsidiaries or any of their respective ERISA Affiliates has incurred or reasonably expects to incur, any Liability to the PBGC with respect to any Company Benefit Plan, except for required premium payments, which payments have been timely made when due. The market value of assets under each Company Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code equals or exceeds the present value of all vested and nonvested Liabilities thereunder determined in accordance with PBGC methods, factors and assumptions applicable to a plan terminating on the date of determination. No Company Benefit Plan that is subject to Part 3 of Subtitle B of Title I of ERISA has incurred any “accumulated funding deficiency” (within the meaning of Section 302 of ERISA), whether or not waived.

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(g)           Neither the Company nor any of its Subsidiaries or any of their respective ERISA Affiliates has incurred or expects to incur any “withdrawal liability” (as defined in ERISA Section 4201) under or with respect to any Company Benefit Plan that is a Multiemployer Plan.

(h)           No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee, contractor or other service provider residing or working outside the United States.

(i)            There is no Contract, agreement, plan or arrangement to which the Company or any Subsidiary of the Company is a party, including but not limited to the provisions of this Agreement, that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code.

(j)            No payment pursuant to any Company Benefit Plan or Company Benefit Arrangement between Company or a Subsidiary and any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any equity option, would subject any Person to a tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the Merger, any other transaction contemplated by this Agreement or otherwise.

(k)           Each Company Benefit Plan, Company Benefit Arrangement, or other Contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, its Treasury regulations, and any applicable administrative guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Benefit Plan, Company Benefit Arrangement, or other Contract, plan, program, agreement, or arrangement. Neither the Company nor any ERISA Affiliate is a party to, or otherwise obligated under, any Contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(l)            Except as set forth on Section 4.12(l) of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property), as a result of the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the stockholder approval of the Merger (either alone or in conjunction with any other event, such as termination of employment), by any employee, officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan, Company Benefit Arrangement or otherwise could be characterized as a “parachute payment” (as defined in Section 280G(b)(2) of the Code). The Company has made available to Parent all necessary information to determine, as of the date hereof, the estimated maximum amount that could be paid to each disqualified individual in connection with the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements, Company Benefit Arrangements and Company Benefit Plans currently in effect, assuming that the individual’s employment with the Company is terminated immediately after the Effective Time. The Company has made available to Parent in the Dataroom (i) the grant dates, exercise prices and vesting schedules applicable to each Company Option granted to the individual; (ii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement; and (iii) the maximum additional amount that the Company has an obligation to pay to each disqualified individual to reimburse the disqualified individual for any excise tax imposed under Section 4999 of the Code with respect to the disqualified individual’s excess parachute payments (including any taxes, interest or penalties imposed with respect to the excise tax).

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Section 4.13        Labor and Other Employment Matters.

(a)            Except as set forth on Section 4.13(a) of the Company Disclosure Schedules, as of the date hereof, (i) no work stoppage, slowdown, lockout, labor strike, grievances, arbitration or other material labor dispute against the Company or any of its Subsidiaries by employees is pending or, to the Knowledge of the Company, threatened; (ii) neither the Company nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees; (iii) for the past four (4) years, the Company and each of its Subsidiaries have been in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, immigration, workers’ compensation, occupational safety, plant closings, layoffs, reductions in force and wage and hours; (iv) the Company and each of its Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; (v) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice); (vi) other than as made available to Parent in the Dataroom, there are no pending claims against the Company or any of its Subsidiaries under any workers’ compensation plan or policy or for long term disability; (vii) there are no controversies pending or, to the Knowledge of the Company, threatened (including threatened lawsuits or claims), between the Company or any of its Subsidiaries and any of their respective current or former employees, which controversies have or would reasonably be expected to result in an Proceeding before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Fair Employment and Housing, Labor Commissioner, the Department of Labor, OSHA, or any other Governmental Entity; (viii) all employees of the Company and its Subsidiaries are employed on an at-will basis, and their respective employment can be terminated at any time, with or without notice, for any lawful reason or no reason at all; and (ix) the Company and its Subsidies have not conducted any layoffs or reductions in force within six (6) months of the date hereof. As of the date hereof, to the Knowledge of the Company, no employees of the Company or any of its Subsidiaries are in violation of any term of any employment or other Contract, including any non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or such Subsidiary or to the use of trade secrets or proprietary information of others. As of the date hereof, no exempt employee of the Company or any of its Subsidiaries has given notice in writing to the Company or any of its Subsidiaries that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.

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(b)           Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, since January 1, 2013, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated. Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, since January 1, 2013 to the date hereof, there has not been any campaign to organize any of the employees of the Company or any of its Subsidiaries for the purposes of forming a labor union or labor organization or selecting a labor union or labor organization as a collective bargaining representative and, to the Knowledge of the Company, there are no campaigns or other efforts being conducted to organize employees of the Company or any of its Subsidiaries for the purposes of forming a labor union or labor organization or selecting a labor union or labor organization as a collective bargaining representative.

(c)            The Company has identified in Section 4.13(c) of the Company Disclosure Schedule and has made available to Parent in the Dataroom true and complete copies of (i) all severance and employment agreements with directors, officers or employees of or consultants to the Company or any of its Subsidiaries; (ii) all severance programs and policies of each of the Company and each of its Subsidiaries with or relating to its employees; and (iii) all plans, programs, agreements and other arrangements of the Company and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the Company Stockholder Approval (either alone or in conjunction with any other event, such as termination of employment) (x) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries or Affiliates from the Company or any of its Subsidiaries or Affiliates under any Company Benefit Plan or otherwise, (y) significantly increase any benefits otherwise payable under any Company Benefit Plan or otherwise, or (z) result in any acceleration of the time of payment or vesting of any benefits.

(d)           The Company has made available to Parent, as of the date hereof, a list of the names of all current directors, officers, employees and consultants currently employed or engaged by the Company and its Subsidiaries and who have received payment by way of compensation from the Company or its Subsidiaries in excess of $100,000 during the current fiscal year, together with their respective salaries or wages, other compensation, dates of employment or service with the Company or its Subsidiaries, seniority, exemption classification, any union membership, and current positions and identifies all written agreements between the Company or its Subsidiaries and such individuals (other than any of the following agreements in the Company or its Subsidiaries’ standard form: (i) offer letters for employment; (ii) proprietary rights assignment agreements; (iii) stock option agreements; or (iv) restricted stock purchase agreements) concerning their employment, consulting or independent contractor relationship with the Company.

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Section 4.14        Environmental Matters.

(a)            Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance and have been in compliance since January 1 2010, in all material respects, with all Environmental Laws, which compliance has included obtaining and complying, in all material respects, with all Permits required pursuant to Environmental Laws for the occupation of their facilities and properties and the operation of their respective businesses (it being understood that the Company Disclosure Schedule shall not include any closed environmental matters).

(b)            Except as set forth in Section 4.14(b) of the Company Disclosure Schedule, since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice, report or other information regarding any actual or alleged material violation of, or Liability under, Environmental Laws with respect to their past or current operations, properties or facilities (it being understood that the Company Disclosure Schedule shall not include any closed environmental matters).

(c)            Except as set forth in Section 4.14(c) of the Company Disclosure Schedule, none of the following exists at any property or facility owned or operated by the Company and its Subsidiaries: (i) underground storage tanks; (ii) asbestos-containing material; (iii) materials or equipment containing polychlorinated biphenyls; or (iv) landfills, surface impoundments, or disposal areas.

(d)           Except as set forth in Section 4.14(d) of the Company Disclosure Schedule since January 1, 2010, neither the Company nor any of its Subsidiaries have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any substance, including any Hazardous Substance, or currently or formerly owned, operated or leased any property or facility so as to give rise to any current or future material Liability or corrective or remedial obligation under any Environmental Laws (it being understood that the Company Disclosure Schedule shall not include any closed environmental matters).

(e)            Except as set forth in Section 4.14(e) of the Company Disclosure Schedule, and to the Knowledge of the Company, no release or threatened release of any Hazardous Substance has occurred or is occurring at, on, under, from or to any property or facility currently or formerly owned, operated or leased by the Company, or to which the Company has sent a Hazardous Substance, and no such property or facility is contaminated by any Hazardous Substance that would reasonably be expected to give rise to any current or future Liability or corrective or remedial obligation under any Environmental Laws.

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(f)            Except as set forth in Section 4.14(f) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have assumed, provided an indemnity with respect to, or otherwise become subject to any material Liabilities of any other Person under any Environmental Law.

(g)           To the Knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents that would reasonably be expected to form the basis of any material claim, action, cause of action, suit, Proceeding, investigation, order, demand, notice or other material Liability of the Company or its Subsidiaries arising out of, based on, resulting from or relating to (a) the presence, or release into the environment, of, or exposure to, any Hazardous Substances at any location, whether or not owned, operated or leased by the Company or any of its Subsidiaries, now or in the past, or (b) any violation, or alleged violation, or requirement of any Environmental Law.

(h)           To the Knowledge of the Company, the Company has made available to Parent in the Dataroom all assessments, reports, data, results of investigations or audits, and other material information that is in the possession of the Company regarding environmental matters pertaining to or the environmental condition of the business and properties of the Company or its Subsidiaries, or the compliance (or material noncompliance) by such entities with any Environmental Laws.

Section 4.15        Intellectual Property.

(a)            Section 4.15(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all (i) issued patents and patent applications; (ii) Company Registered Brand Names; (iii) Company Unregistered Brand Names and applications therefor; and (iv) domain name registrations, in each case set forth in subsections (i) through (iv) above, included in the Company Owned Intellectual Property as of the date hereof. All the patents, patent applications, Company Registered Brand Names, copyright registrations, copyright applications, and applications comprising Company Unregistered Brand Names are subsisting and all the necessary fees and costs have been paid.

(b)           Section 4.15(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts by which the Company or any of its Subsidiaries has been granted or has granted to others any license, covenant not to sue or other immunity to or under Intellectual Property that is material to the conduct of the business of the Company or any of its Subsidiaries, as conducted as of the date hereof (collectively, “Company Material Licenses”); provided, however, that Section 4.15(b) of the Company Disclosure Schedule does not disclose licenses of computer software which computer software has not been significantly modified or customized and that is available commercially off-the-shelf. The Company has made available to Parent in the Dataroom a true and complete copy of each Company Material License.

(c)            Neither (i) the use of the Company Owned Intellectual Property and Intellectual Property licensed to the Company and/or its Subsidiaries under the Company Material Licenses in connection with the operation of the business of the Company or any of its Subsidiaries as conducted as of the date hereof, nor(ii) the manufacture, use, offer for sale, and sale of Company Products (as such products exist as of the date hereof) to the Knowledge of the Company, infringe or misappropriate or otherwise violate any valid Intellectual Property rights of any Person, and the Company is unaware of any facts that would form a reasonable basis for a claim of any such infringement, misappropriation or violation. No Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any of the foregoing.

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(d)           The Company or a Subsidiary of the Company is the exclusive owner of all right, title and interest in and to each item of Intellectual Property purported to be Company Owned Intellectual Property, including without limitation, the items listed on Section 4.15(a) of the Company Disclosure Schedule. The Company or a Subsidiary of the Company is entitled to use the Company Owned Intellectual Property and Intellectual Property licensed to the Company and/or its Subsidiaries under the Company Material Licenses in the ordinary course of its business consistent with past practice, subject only to any applicable terms of the Company Material Licenses.

(e)            Other than the Company Owned Intellectual Property and Intellectual Property licensed to the Company and/or its Subsidiaries under the Company Material Licenses, there are no items of Intellectual Property that are necessary to the conduct of the business of the Company or any of its Subsidiaries as conducted as of the date hereof, with the exception of any licenses of computer software which computer software has not been significantly modified or customized and that is available commercially off-the-shelf. The Company Owned Intellectual Property is valid and enforceable, and the Company has the right to enforce such Company Owned Intellectual Property that has not been licensed to another Person on an exclusive basis, and such Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable (except for challenges and adjudications that may be received in the ordinary course of the prosecution of Intellectual Property applications in Intellectual Property offices) in whole or part.

(f)            No legal Proceedings are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (i) based upon, challenging or seeking to deny or restrict the use by the Company or any of its Subsidiaries of any of the Intellectual Property licensed to the Company and/or its Subsidiaries under the Company Material Licenses, or (ii) alleging that the Company Material Licenses conflict with the terms of any other Person’s license or other agreement.

(g)          To the Knowledge of the Company, there are no infringements, misappropriations or violations by others of any of the Company Owned Intellectual Property and the Company is unaware of any facts which would form a reasonable basis for a claim of any such infringement, misappropriation or violation.

(h)           The Company and its Subsidiaries have taken commercially reasonable measures (but at least commensurate with industry standards) to maintain their material trade secrets in confidence.

(i)             To the Knowledge of the Company (i) there has been no misappropriation of any trade secrets of the Company or any of its Subsidiaries by any Person, and (ii) no employee, independent contractor or agent of the Company or any of its Subsidiaries has misappropriated any trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent.

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(j)             The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in or give rise to (i) any right of termination or other right to impair or limit any of the Company’s rights to own or license any of the Company Owned Intellectual Property, (ii) the inability (for any period of time) of the Surviving Corporation to succeed to the rights and perform the obligations of the Company and any of its applicable Subsidiaries with respect to the Company Owned Intellectual Property, pursuant to the terms of this Agreement, or (iii) the right to market the Company Products as presently marketed.

Section 4.16        Real Property.

(a)            Section 4.16(a) of the Company Disclosure Schedule sets forth a complete list of all material real property owned by the Company or any of its Subsidiaries as of the date hereof (“Company Owned Real Property”). Except as set forth in the title reports made available to Parent in the Dataroom, the Company and each of its Subsidiaries has good and valid title in fee simple to all Company Owned Real Property, free and clear of all Liens of any nature whatsoever, except (i) Liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith, or (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present use of the property subject thereto or affected thereby, or otherwise materially impair the Company’s or any of its Subsidiaries’ business operations (in the manner presently carried on by the Company or such Subsidiaries). Except as set forth in Section 4.16(a) of the Company Disclosure Schedule, no litigation, condemnation, expropriation, eminent domain or similar Proceeding affecting all or any material portion of any Company Owned Real Property is pending or threatened. The Company Owned Real Property has the benefit of indefeasible easements or other real property rights sufficient to continue the current use and operation of the Company Owned Real Property, including without limitation, to the extent in use as of the date hereof, easements or other grants of access rights to common rail service lines from the Company Owned Real Property.

(b)           Section 4.16(b) of the Company Disclosure Schedule sets forth a complete list of all material real property leased by the Company or any of its Subsidiaries as of the date hereof (“Company Material Leased Real Property”). A copy of the lease, including all amendments, extensions, renewals, guaranties and other agreements for each Company Material Leased Real Property (the “Company Leases”) has been made available to Parent in the Dataroom. With respect to each of the Company Leases: (i) such Company Lease is legal, valid, and binding on the Company or its Subsidiary party thereto, and, to the Knowledge of the Company, each other Person party thereto, and is enforceable and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law); (ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Company Lease, will not result in a breach of or default under such Company Lease, or otherwise cause such Company Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither the Company nor any of its Subsidiaries, as the case may be, nor any other party to the Company Lease is in material breach or default under such Company Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Company Lease; (iv) the other party to such Company Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries, as the case may be, has subleased, licensed or otherwise granted any Person the right to use or occupy such Company Material Leased Real Property or any portion thereof; and (vi) neither the Company nor any of its Subsidiaries, as the case may be, has collaterally assigned or granted any other security interest in such Company Lease or any interest therein.

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(c)            The Company and each of its Subsidiaries has good and valid leasehold interest to all Company Material Leased Real Property, free and clear of all Liens of any nature whatsoever, except (i) Liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith, (ii) liens in respect of pledges or deposits under workers’ compensation laws or similar legislation, or (iii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, and liens, encumbrances and defects in title, that in each case do not materially detract from the value or use of the property subject thereto.

(d)           Except as set forth in Section 4.16(d) of the Company Disclosure Schedule, the present use of the land, buildings, structures and improvements on the Company Owned Real Property and Company Material Leased Real Property are, in all material respects, in conformity with all Laws, including all applicable zoning Laws, ordinances and regulations and with all registered deeds or other restrictions of record, and neither the Company nor any of its Subsidiaries, as the case may be, has received any written notice of material violation thereof. Neither the Company nor any of its Subsidiaries, as the case may be, has received any written notice of any material conflict or dispute with any regulatory authority or other Person relating to any Company Owned Real Property and Company Material Leased Real Property or the activities thereon, other than where there is no current or reasonably likely material interference with the operations at the Company Owned Real Property and Company Material Leased Real Property as presently conducted (or as would be conducted at full capacity).

(e)            Neither the Company nor any of its Subsidiaries, as the case may be, has received any notice from any insurance company of any material defects or inadequacies in the Company Owned Real Property and Company Material Leased Real Property or any part thereof, which would materially and adversely affect the insurability of the same or of any termination or threatened (in writing) termination of any policy of insurance relating to any such Company Owned Real Property and Company Material Leased Real Property.

Section 4.17        Insurance. Section 4.17 of the Company Disclosure Schedule contains an accurate and complete list of all policies and programs of insurance providing coverage for the Company together with its Subsidiaries, including the name of the insurer, type of insurance or coverage, and the amount of coverage and any retention or deductible of the Company or any Subsidiary. All premiums due and payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Except as set forth in Section 4.17 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs. Neither the Company nor any of its Subsidiaries has any material disputed claim or claims with any insurance provider relating to any claim for insurance coverage under any policy or insurance maintained by the Company or any of its Subsidiaries. No notice of cancellation, termination or reduction in coverage has been received by the Company or any Subsidiary with respect to any policy listed in Section 4.17 of the Company Disclosure Schedule.

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Section 4.18        Assets. Except as disclosed in Section 4.18 of the Company Disclosure Schedule, the Company and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets, real and personal, used or held for use in their businesses located on their premises or shown on the consolidated balance sheet of the Company and its subsidiaries as of the Balance Sheet Date or acquired thereafter, free and clear of any Liens. As fee owners and operators of the Company Owned Real Property, except as disclosed in Section 4.18 of the Company Disclosure Schedule, the Company and its Subsidiaries hold indefeasible rights of access to common rail service lines from the Company Owned Real Property as necessary for the operation of the Company Owned Real Property in the normal course of business consistent with past use and practice. Except as disclosed in Section 4.18 of the Company Disclosure Schedule, the Company’s and each of its Subsidiary’s buildings, equipment and other tangible assets are in good operating condition (normal wear and tear excepted) and are fit for use in the ordinary course of their respective businesses, consistent with past use and practice. Except as disclosed in Section 4.18 of the Company Disclosure Schedule, the buildings, Plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company and its Subsidiaries are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, consistent with past use and practice. Except as disclosed in Section 4.18 of the Company Disclosure Schedule, the buildings, Plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company or its Subsidiaries, together with all other properties and assets of the Company and its Subsidiaries, are sufficient for the conduct of the Company’s business as of the date hereof in substantially the same manner as conducted prior to the date hereof and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted as of the date hereof.

Section 4.19        Business Relationships. The Company has made available to Parent in the Dataroom the top ten (10) suppliers (based on current fiscal year expenditures) of products or services and the top ten (10) customers (based on current fiscal year revenues) of the Company and its Subsidiaries (on a consolidated basis). Since the Balance Sheet Date, to the Knowledge of the Company, there has not been any material adverse change in the business relationship of the Company or any of its Subsidiaries with any such customer or supplier or any change or development that is reasonably likely to give rise to any such material adverse change, and neither the Company nor any of its Subsidiaries has received any written or oral communication or notice from any such customer or supplier to the effect that, or otherwise has Knowledge that, any such customer or supplier (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of its Subsidiaries in a manner that is, or is reasonably likely to be, materially adverse to the Company or any of its Subsidiaries, or (b) will fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company or any of its Subsidiaries in any manner that is, or is reasonably likely to be, materially adverse to business and operations of the Company or any of its Subsidiaries.

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Section 4.20        Related Party Transactions.

(a)            Except as set forth on Section 4.20 of the Disclosure Schedule, no director, officer, partner, “affiliate” or “associate” (as such terms are defined in Rule 12b-2 under the Exchange Act) of the Company or any of its Subsidiaries (or, with respect to clause (a) of this sentence, to the Knowledge of the Company, its employees) (collectively, “Affiliated Persons”): (i) has borrowed any monies from or has outstanding any Indebtedness or other similar obligations to the Company or any of its Subsidiaries; (ii) owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (x) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries, (y) engaged in a business related to the business of the Company or any of its Subsidiaries, (iii) participating in any transaction to which the Company or any of its Subsidiaries is a party, (iv) otherwise a party to any Contract, arrangement or understanding with the Company or any of its Subsidiaries, or (v) to the Knowledge of the Company, no Affiliated Person has any claim against the Company or any of its Subsidiaries, other than claims arising in the ordinary course of business for wages owed and employment benefits accrued.

(b)           No Affiliated Person of the Company is a party to any Contract with any customer or supplier of the Company or any Subsidiary that affects in any material manner the business, financial condition or results of operation of the Company.

Section 4.21        Certain Business Practices. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (a) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable foreign, federal or state Law, (b) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (c) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws and regulations.

Section 4.22        Opinion of Financial Advisor. The Company’s independent financial advisor (the “Company Financial Advisor”), has delivered to the Company Board its written opinion to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to holders of Company Shares electing to receive Parent Voting Common Stock. Subject to Section 6.6(c), a copy of that opinion has been delivered to Parent.

Section 4.23        Brokers and Finders. Except as set forth in Section 4.23 of the Company Disclosure Schedule, none of the Company or its Subsidiaries has entered into any Contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company or any of its Subsidiaries to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby, other than fees payable to the Company Financial Advisor.

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Section 4.24        Takeover Laws. The Company has taken all action necessary to exempt this Agreement and the transactions contemplated hereby, including the Merger and the Company Stockholders Agreements, from the provisions of Section 203 of the DGCL. No other anti-takeover, “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar statute or regulation applies or purports to apply to this Agreement or the transactions contemplated hereby. The Company does not have any stockholder rights plan or “poison pill” in effect, including without limitation any agreement with a third party trust or fiduciary entity with respect thereto.

Section 4.25        Hedging. The Company has made available to Parent in the Dataroom a complete and correct list of all Hedging Transactions (including each outstanding commodity or financial hedging position) entered into by or assigned to the Company or its Subsidiaries or for the account of any of their respective customers as of the date of this Agreement (“Company Hedges”). All Company Hedges were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time and still believed to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such material Company Hedges. The Company has duly performed all of its material obligations under the Company Hedges to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

Section 4.26        Diamond Switch. The rail track connecting the rail facilities of NELLC to the inner rail loop belonging to the Aurora West Facility along with the associated “diamond switch” crossing the outer rail loop, lie entirely on land owned by NELLC or Aventine Renewable Energy - Aurora West, LLC and were installed in compliance with all published rules and regulations, and to the Knowledge of the Company in compliance with any unpublished rules and regulations of the BNSF, and in compliance with all applicable Laws.

Section 4.27        Company Hybrid Equity Plan. The Company Hybrid Equity Plan has expired pursuant to its terms and the Company has no Liability thereunder.

Section 4.28        Books and Records. The minute books and stock record books of the Company and each of its Subsidiaries, all of which have been made available to Parent, are materially complete and correct. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, members, the board of directors, managers and any committees of the board of directors of the Company and its Subsidiaries, as applicable, and no meeting, or action taken by written consent, of any such stockholders, members, board of directors, managers or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company. The accounting, financial reporting, and business books and records of the Company and each of its Subsidiaries accurately and fairly reflect in all material respects the business and condition of the Company and its Subsidiaries and the transactions and the assets and liabilities of the Company and its Subsidiaries with respect thereto.

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Section 4.29        Information Supplied. The information supplied or to be supplied by the Company in writing expressly for inclusion in the Form S-4 will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein. The information supplied by the Company in writing expressly for inclusion in the Joint Proxy Statement/Prospectus will not, at the time the Joint Proxy Statement/Prospectus is first mailed to Parent stockholders and at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein.

Section 4.30        No Additional Representations. Except for the representations and warranties contained in this Article IV, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub, including any information, documents, projections, forecasts or other material made available to Parent or any Parent Representative, or Merger Sub or their representatives in the Dataroom (other than information contained in the Dataroom that is specifically referred to in any of the representations and warranties contained in this Article IV) or management presentations in expectation of the transactions contemplated by this Agreement, including with respect to the completeness, accuracy or currency of any such information. The Company disclaims any other representations or warranties, whether made by the Company or any of its Subsidiaries or any other Person.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that except as set forth in the SEC Reports (including any documents, instruments or Contracts included as exhibits to the SEC Reports):

Section 5.1            Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except where failure to be so qualified or in good standing would not, individually or in the aggregate, reasonable be expected to have a Parent Material Adverse Effect.

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Section 5.2            Capitalization.

(a)            The authorized capital stock of Parent consists of 300,000,000 shares of Parent Stock and 10,000,000 shares of preferred stock, $0.001 par value per share, of which 1,684,375 shares are designated as Series A Cumulative Redeemable Convertible Preferred Stock (“Parent Series A Preferred Stock) and 1,580,790 shares are designated as Series B Cumulative Convertible Preferred Stock (“Parent Series B Preferred Stock”). As of December 30, 2014, (i) 24,504,534 shares of Parent Stock were issued and outstanding, (ii) no shares of Series A Preferred Stock were issued and outstanding, (iii) 926,942 shares of Series B preferred Stock were issued and outstanding, (iv) 634,641 shares of Parent Stock were reserved for issuance upon conversion of the Series B Preferred Stock, (v) 1,267,948 shares of Parent Stock were reserved for issuance upon exercise of outstanding options and warrants outstanding, and (vi) 724,288 shares of Parent Stock were reserved for issuance under the Parent Stock Plans (including shares of Parent Stock authorized and reserved for future issuance upon exercise of outstanding awards issued under the Parent Stock Plans). No shares of Parent Voting Common Stock are held in treasury. To the Knowledge of the Parent, as of the date hereof, no Person owns ten percent (10%) or more of the Company’s issued and outstanding shares of Parent Voting Common Stock (calculated based on the assumption that all securities convertible, exchangeable or exercisable into any capital stock or other equity securities of Parent, whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a ten percent (10%) stockholder for purposes of federal securities laws).

(b)           Except as disclosed in Section 5.2(a) above, (i) none of Parent’s or any of its Subsidiaries’ outstanding capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by Parent or any Subsidiary of Parent; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which Parent or any of its Subsidiaries is or may become bound to issue additional capital stock of Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of Parent or any of its Subsidiaries; (v) there are no agreements or arrangements under which Parent or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act; (vi) there are no outstanding securities or instruments of Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which Parent or any of its Subsidiaries is or may become bound to redeem a security of Parent or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Merger Agreement or the issuance of the Parent Stock contemplated hereunder; (viii) neither Parent nor any of its Subsidiaries has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (ix) neither Parent nor any of its Subsidiaries have any Liabilities or obligations required to be disclosed in the Parent SEC Documents which are not so disclosed in the Parent SEC Documents, other than those incurred in the ordinary course of Parent’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Parent Material Adverse Effect.

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Section 5.3            Subsidiaries.

(a)            Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of Parent is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except where such failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           All of the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by Parent. There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of Parent, including any right of conversion or exchange under any outstanding security, instrument or agreement.

Section 5.4            Authority; Non-Contravention; Approvals.

(a)            Parent and Merger Sub have all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and, subject to obtaining the Required Parent Stockholder Vote, to consummate the Merger and the other transactions contemplated by this Agreement. Subject to obtaining the Required Parent Stockholder Vote, the execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement other than (i) the filing and recordation of the Certificate of Merger as required by the DGCL, (ii) obtaining the Required Parent Stockholder Vote, (iii) approval of this Agreement by Parent as the sole stockholder of Merger Sub and (iv) the Parent Required Statutory Approvals. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligations of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law). Promptly following the execution of this Agreement by the parties hereto, Parent shall, by consent in lieu of a meeting, approve and adopt this Agreement and the transactions contemplated hereby in its capacity as the sole stockholder of Merger Sub, which consent shall be delivered to the Company.

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(b)           The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby does not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of Parent or any of its Subsidiaries, (ii) any statute, Law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, subject to obtaining the Parent Required Statutory Approvals, or (iii) any Parent Permit or Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of (ii) and (iii) above, such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)            Except for (i) the filings by Parent or Merger Sub required by the HSR Act (ii) the applicable requirements of the Exchange Act and the Securities Act, (iii) the filing of the Certificate of Merger and appropriate merger documents as required by the DGCL, (iv) the filing of the Joint Proxy Statement/Prospectus and the Registration Statement, and the effectiveness of the Registration Statement, and (v) any required filings under the rules and regulations of NASDAQ (the filings and approvals referred to in clauses (i) through (v) collectively, the “Parent Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub, as applicable, of the Merger or the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

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Section 5.5            Reports and Financial Statements.

(a)            Since January 1, 2013, Parent has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of NASDAQ and the Exchange Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “Parent SEC Documents”). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the Parent SEC Documents, and none of the Parent SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). Parent is not currently contemplating to amend or restate any of the Parent Financial Statements (including without limitation, any notes or any letter of the independent accountants of Parent with respect thereto) included in the Parent SEC Documents, nor is Parent currently aware of facts or circumstances which would require Parent to amend or restate any of the Parent Financial Statements, in each case, in order for any of the Parent Financials Statements to be in compliance with GAAP and the rules and regulations of the SEC. Parent has not been informed by its independent accountants that they recommend that Parent amend or restate any of the Parent Financial Statements or that there is any need for Parent to amend or restate any of the Parent Financial Statements.

(b)           Parent is in compliance with all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(c)            Each of Parent and its Subsidiaries maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability; (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

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Section 5.6            Absence of Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liabilities (whether accrued, absolute, contingent or otherwise), except Liabilities: (a) as and to the extent set forth on the audited consolidated balance sheet of Parent and its Subsidiaries as of the Balance Sheet Date; or (b) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not have a Parent Material Adverse Effect. Since the Balance Sheet Date, Parent has collected its accounts receivable and paid its accounts payable in the ordinary course of business consistent with past practice. No material event or development has occurred with respect to Parent, any of its Subsidiaries or any of their respective businesses, properties, prospects, operations (including results thereof) or condition (financial or otherwise), since the filing of Parent’s Form 10-Q for the three and nine months ended September 30, 2014 through the date hereof, that would be required to be disclosed by Parent under applicable securities Laws on a registration statement on Form S-1 filed with the SEC on the date hereof relating to an issuance of securities or would be reasonably likely to have a Parent Material Adverse Effect.

Section 5.7            Litigation. There is no Proceeding pending, or, to the Knowledge of Parent, threatened, against Parent, any of its Subsidiaries or any of their respective directors, managers or officers (in their capacities as such or relating to their employment, services or relationship with Parent or any of its Subsidiaries) or that would materially relate to or affect Parent and Merger Sub or any of its Subsidiaries, before any court or other Governmental Entity or any arbitrator which would reasonably be expected to individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent, neither Parent nor any Subsidiary has committed a violation of any judgment, decree, injunction or order of any Governmental Entity applicable to the Company or any Subsidiary or any of their respective properties or assets. Since January 1, 2013, there has not been any internal investigations or inquiries conducted by Parent, the Parent Board (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues. Neither Parent nor its Subsidiaries, nor, to the Knowledge of Parent, any of the directors, managers or officers of Parent or any of its Subsidiaries (in their capacities as such or relating to their employment, services or relationship with Parent or any of its Subsidiaries as applicable) is subject to any judgment, decree, injunction or order of any Governmental Entity. Neither Parent nor its Subsidiaries has any action, suit, proceeding, claim, mediation, arbitration or investigation pending against any other Person.

Section 5.8            Absence of Certain Changes or Events. Since September 30, 2014, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of Parent or any of its Subsidiaries. Since September 30, 2014, neither Parent nor any of its Subsidiaries has (i) sold any assets, individually or in the aggregate, outside of the ordinary course of business or (ii) through the date hereof made any material capital expenditures, individually or in the aggregate. Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does Parent or any of its Subsidiaries have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.

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Section 5.9            Compliance with Applicable Law; Permits.

(a)            Parent and its Subsidiaries hold all material authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including, without limitation, all those that may be required by Governmental Entities engaged in the regulation of Parent’s products) which are required for Parent and its Subsidiaries to own, lease, license and operate their properties and other assets and to carry on their respective business in the manner described in the Parent SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Parent Permits”), and all Parent Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Parent Permits would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Parent and its Subsidiaries are, and have been at all times, in compliance with the terms of the Parent Permits and all applicable Laws relating to Parent and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Parent Permits or such applicable Law would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received any written notification from any Governmental Entity (i) asserting that Parent or any of its Subsidiaries is not in compliance with any Law or Parent Permit, or (ii) threatening to revoke any Parent Permit.

Section 5.10        Taxes.

(a)            Each of Parent and its Subsidiaries has (i) duly and timely filed with the appropriate Governmental Entity all Tax Returns required to be filed by it (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects and prepared in compliance with all applicable Laws and (ii) timely paid all Taxes due and owing (whether or not shown due on any Tax Returns). Neither Parent nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Governmental Entity in a jurisdiction where Parent and its Subsidiaries do not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. Neither Parent nor any of its Subsidiaries has commenced activities in any jurisdiction which will result in an initial filing of a Tax Return with respect to Taxes imposed by a Governmental Entity that it had not previously been required to file in the immediately preceding taxable period.

(b)           The unpaid Taxes of Parent and its Subsidiaries did not, as of September 30, 2014, materially exceed the reserve for Tax Liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the Financial Statements. Since September 30, 2014, neither Parent nor any of its Subsidiaries has incurred any Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

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(c)            There are no Liens for Taxes upon any property or asset of Parent or any Subsidiary thereof, except for Liens for current Taxes the payment of which is not yet delinquent, or for Taxes contested in good faith through appropriate proceedings and reserved against in accordance with GAAP.

(d)           No material deficiencies for Taxes with respect to any of Parent and its Subsidiaries have been set forth or claimed in writing, or proposed or assessed by a Governmental Entity. There are no pending or, to the Knowledge of Parent, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of Parent and its Subsidiaries; provided, however, that Parent’s Subsidiary, Pacific Ethanol Madera LLC, is currently under audit for tax years 2011 through 2014 in respect of property taxes. No material issues relating to Taxes of the Company or any Subsidiary of the Company were raised by the relevant Governmental Entity in any completed audit or examination that would reasonably be expected to recur in a later taxable period. There are no examination reports or statements of deficiencies assessed against or agreed to by any of Parent and its Subsidiaries or any predecessor, with respect to Taxes. None of Parent, any of its Subsidiaries or any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or has made any request in writing for any such extension or waiver.

(e)            Each of Parent and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed with, and supplied to, the appropriate parties.

(f)            Except for any such customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business (each of which is not specifically entered into to address Taxes), neither Parent nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(g)           Except for the affiliated group of which Parent is the common parent, each of Parent and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither Parent nor any of its Subsidiaries is liable for the Taxes of any Person (including an individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Entity) other than Parent and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise.

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(h)           Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(i)             Neither Parent nor any of its Subsidiaries has taken any action, failed to take any action, or knows of any fact that would be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(j)             Neither Parent nor any of its Subsidiaries has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) (other than such transactions that have been properly reported) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(k)           Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the preceding five (5) years.

(l)             Neither Parent nor any of its Subsidiaries has requested or received any ruling from any Governmental Entity, or signed any binding agreement with any Governmental Entity (including, without limitation, any advance pricing agreement) that would affect any amount of Tax payable after the Closing Date and has not made any request for issuance of a ruling from a Governmental Entity on behalf of Parent or any of its Subsidiaries (regardless of whether the requested ruling is still pending or withdrawn).

(m)          Parent has provided to the Company its good faith estimate of the amount of any net operating loss and net capital loss available for use by Parent or any of its Subsidiaries, which Tax attributes of Parent are limited in their use under Sections 382 of the Code (and similar provisions of state, local or foreign Tax Law).

Section 5.11        Environmental Matters. Parent and its Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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Section 5.12        Contracts. The Exhibit Index to Parent’s Annual Report on Form 10-K for the year ended December 31, 2013 or the Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed subsequent to such Form 10-K list each Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K in such reports (each, a “Parent Material Contract”). Neither Parent nor any Subsidiary of Parent is in breach or violation of or default in any material respect under the terms of any Parent Material Contract and, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach or violation of or default in any material respect under the terms of any Parent Material Contract and, to the Knowledge of Parent, no event has occurred or not occurred through Parent’s or any of its Subsidiaries’ action or inaction or, to Parent’s Knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach or violation of or default under the terms of any Parent Material Contract, in each case except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, each Parent Material Contract (i) is a valid and binding obligation of Parent or the Subsidiary of Parent that is party thereto and of each other party thereto and (ii) is in full force and effect except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). There are no disputes pending or, to Parent’s Knowledge, threatened with respect to any Parent Material Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to a Parent Material Contract to terminate for default, convenience or otherwise any Parent Material Contract, nor to the Parent’s Knowledge, is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.13        Business Relationships. Parent has made available to the Company the top ten (10) suppliers (based on current fiscal year expenditures) of products or services and the top ten (10) customers (based on current fiscal year revenues) of Parent and Parent’s Subsidiaries (on a consolidated basis). Since the Balance Sheet Date, to the Knowledge of Parent, there has not been any material adverse change in the business relationship of Parent or any of Parent’s Subsidiaries with any such customer or supplier or any change or development that is reasonably likely to give rise to any such material adverse change, and neither Parent nor any of Parent’s Subsidiaries has received any written or oral communication or notice from any such customer or supplier to the effect that, or otherwise has Knowledge that, any such customer or supplier (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce its business relationship with Parent or any of Parent’s Subsidiaries in a manner that is, or is reasonably likely to be materially adverse to Parent or any of Parent’s Subsidiaries, or (b) will fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with Parent or any of Parent’s Subsidiaries in any manner that is, or is reasonably likely to be materially adverse to the business and operations of Parent or any of Parent’s Subsidiaries.

Section 5.14        Transactions with Affiliates. None of the officers, directors, employees or Affiliates of Parent or any of its Subsidiaries is presently a party to any transaction with Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any Contract or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or affiliate or, to the Knowledge of Parent or any of its Subsidiaries, any corporation, partnership, trust or other Person in which any such officer, director, or employee has a substantial interest or is an employee, officer, director, trustee, affiliate or partner.

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Section 5.15        Certain Business Practices.

(a)            Neither Parent nor its Subsidiaries, nor any of their directors, managers, officers, or to the Knowledge of Parent their employees, agents or any other person acting for or on behalf of Parent or any of its Subsidiaries, directly or indirectly, (i) violated the Foreign Corrupt Practices Act of 1977, as amended, or violated any similar Law; or (ii) made any unlawful bribe, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries. Neither Parent nor its Subsidiaries, nor, any of their directors, officers, or, to the Knowledge of Parent their employees, agents, or any other person acting for or on behalf of Parent or its Subsidiaries is the subject of any current, pending or threatened investigation, inquiry or enforcement proceedings for violations of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law in any country in which Parent or its Subsidiaries does business.

(b)           None of Parent or any Subsidiary of Parent nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and to the Knowledge of Parent, no attorney representing Parent or any Subsidiary Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of any material violation of state or federal banking or securities Laws, breach or violation of fiduciary duty or similar violation, by Parent, any Subsidiary of Parent or any of their respective officers, directors, managers, employees or agents to the Board of Directors of Parent or any committee thereof, or to the general counsel or chief executive officer of Parent.

(c)            Without limiting the generality of the foregoing, Parent is not in violation of any of the rules, regulations or requirements of NASDAQ and has no Knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Parent Voting Common Stock by the rules and regulations of NASDAQ. During the two years prior to the date hereof, (i) the Parent Voting Common Stock has been listed or designated for quotation on NASDAQ; (ii) trading in the Parent Voting Common Stock has not been suspended by the SEC or NASDAQ; and (iii) Parent has received no communication, written or oral, from the SEC or NASDAQ regarding the suspension or delisting of the Voting Parent Common Stock from NASDAQ.

Section 5.16        Opinion of Financial Advisor. Parent’s financial advisor, Craig-Hallum Capital Group LLC (the “Parent Financial Advisor”), has delivered to the Parent Board its written opinion to the effect that, as of the date of such opinion, the Merger is fair, from a financial point of view, to the stockholders of Parent. A copy of that opinion has been delivered to the Company.

Section 5.17        Brokers and Finders. Parent has not entered into any Contract, arrangement or understanding with any Person or firm which may result in the obligation of Parent to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby, other than fees payable to the Parent Financial Advisor.

Section 5.18        Indebtedness. Neither Parent nor any of its Subsidiaries has any outstanding material Indebtedness.

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Section 5.19        Intellectual Property Rights. Parent and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, original works, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (the “Parent Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted. Parent has no Knowledge of any infringement of the Parent Intellectual Property Rights by others. There is no claim, action or proceeding pending, or to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries regarding the Parent Intellectual Property Rights. To the Knowledge of Parent, there are no facts or circumstances which could reasonably be expected to give rise to any of the foregoing infringements or Proceedings. Parent and each of its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all material Parent Intellectual Property Rights.

Section 5.20        Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between Parent or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Parent Material Adverse Effect.

Section 5.21        Manipulation of Price. Neither Parent nor any of its Subsidiaries has, and, to the Knowledge of Parent, no Person acting on their behalf has, directly or indirectly, (a) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of Parent or any of its Subsidiaries to facilitate the sale or resale of any of the Parent Voting Common Stock, (b) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Parent Voting Common Stock, or (c) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of Parent or any of its Subsidiaries.

Section 5.22        No Additional Agreements. Except with respect to the Parent Stockholders Agreement, Parent does not have any agreement or understanding with the Company or its Affiliates or stockholders with respect to the transactions contemplated hereunder other than as specified in this Agreement.

Section 5.23        Parent Stock. At the Closing, Parent shall have sufficient authorized but unissued shares of Parent Stock to consummate the Merger.

Section 5.24        Merger Sub. Merger Sub is a direct, wholly-owned subsidiary of Parent formed solely for the purpose of effecting the Merger, and has conducted no other material activity and has incurred no other material Liability or obligation other than as contemplated by this Agreement.

Section 5.25        Insurance. Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither Parent nor any such Subsidiary has since January 1, 2013 been refused any insurance coverage sought or applied for, and neither Parent nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Parent Material Adverse Effect.

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Section 5.26        Employee Relations. Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. No executive officer (as defined in Rule 501(f) promulgated under the Securities Act) or other key employee of Parent or any of its Subsidiaries has notified Parent or any such Subsidiary that such officer intends to leave Parent or any such Subsidiary or otherwise terminate such officer’s employment with Parent or any such Subsidiary. No executive officer or other key employee of Parent or any of its Subsidiaries is, or is now expected by Parent to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) will, to the Knowledge of Parent, not subject Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters. Parent and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.27        Information Supplied. The information supplied or to be supplied by Parent in writing expressly for inclusion in the Form S-4 will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied by Parent in writing expressly for inclusion in the Joint Proxy Statement/Prospectus will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the Company stockholders and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein.

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Section 5.28        No Additional Representations. Except for the representations and warranties contained in this Article V, the Company acknowledges that none of Parent, Merger Sub nor any other Person on behalf of either Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company (other than information provided to the Company specifically referred to in any of the representations and warranties contained in this Article V), including any information, documents, projections, forecasts or other material made available to the Company or any Company Representative or management presentations in expectation of the transactions contemplated by this Agreement, including with respect to the completeness, accuracy or currency of any such information. Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent or Merger Sub or any other Person.

Article VI

COVENANTS

Section 6.1            Conduct of Business by the Company Pending the Closing. From the Execution Date through the Effective Time, except as expressly contemplated by the terms of this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice in all material respects and in compliance in all material respects with all applicable Laws, (ii) use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers, employees and independent contractors, and preserve the goodwill and business relationships with customers, suppliers, licensors, licensees and others having business relationships with them and (iii) not take any action which would adversely affect or delay in any material respect the ability of either Parent or the Company to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby. In addition, and without limiting the generality of the foregoing, from the Execution Date through the Effective Time, except as expressly contemplated by the terms of this Agreement, as required by applicable Law and except as set forth in Section 6.1 of the Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following outside of the ordinary course of business consistent with past practices without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)            (i) amend or propose to amend the certificate of incorporation or bylaws or similar governing documents of the Company or any of its Subsidiaries, (ii) split, combine or reclassify their outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, shares of its capital stock, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, (iv) create any Subsidiary or alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any of its Subsidiaries, or (v) enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;

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(b)           issue, sell, pledge, dispose of, grant, encumber, or agree to issue, sell, pledge, dispose of, grant or encumber any shares of any class of capital stock of the Company or any of its Subsidiaries, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that the Company may issue Company Shares upon exercise of Company Stock Options and Company Warrants outstanding on the date hereof in accordance with their present terms;

(c)            (i)  issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any Person, or (iii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or the capital stock of its Subsidiaries, or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, or the capital stock of its Subsidiaries;

(d)           (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of business consistent with past practice, or (ii) authorize, make or agree to make any new capital expenditure or expenditures, or enter into any Contract or arrangement that reasonably may result in payments by or Liabilities of the Company, in excess of $1,000,000 individually or $5,000,00 in the aggregate in any twelve (12) month period that is not set forth in the capital expenditure budget;

(e)            sell, pledge, assign, dispose of, transfer, lease, securitize, or encumber any businesses, properties or assets of the Company or its Subsidiaries;

(f)            except as required by any Company Benefit Plan or Company Contract existing on the date hereof, (i) increase the compensation payable or to become payable (including bonus grants) or increase or accelerate the vesting of the benefits provided to its directors, officers or employees or other service providers, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not directors or executive officers of the Company, (ii) grant any severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination agreement with, any director, officer or other employee or other service providers of the Company or of any of the Company’s Subsidiary, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or other service providers, or (iv) pay or make, or agree to pay or make, any accrual or arrangement for payment of any pension, retirement allowance, or any other employee benefit;

(g)           knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable federal, state, local or foreign Law, rule, regulation, guideline or ordinance, or under any order, settlement agreement or judgment;

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(h)           announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries;

(i)             make any change to accounting policies or procedures, other than actions required to be taken by GAAP;

(j)             prepare or file any Tax Return inconsistent with past practice or, on any Tax Return, take any position, make any election, or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(k)            except for immaterial elections or changes, make or change any express or deemed election related to Taxes, change an annual accounting period, adopt or change any method of accounting, file an amended Tax Return, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax Proceedings relating to the Company or any of its Subsidiaries;

(l)             except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries taken as a whole, commence any litigation or Proceedings with respect to Taxes, settle or compromise any Proceedings with respect to Taxes;

(m)           (i) enter into a new line of business which is material to the Company and its Subsidiaries taken as a whole or (ii) open or close any facility or office of the Company or any of its Subsidiaries;

(n)            pay, discharge or satisfy any claims, Liabilities or obligations (whether or not absolute, accrued, asserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities adequately reflected or reserved against in, the most recent financial statements (or the notes thereto) of the Company;

(o)            amend, modify or consent to the termination of any Company Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiary’s rights thereunder;

(p)           enter into, amend, modify, permit to lapse any rights under, or terminate (i) any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology or which restricts the Company or any of its Subsidiary or, upon completion of the Merger or any other transaction contemplated hereby, Parent or any of its Subsidiaries, from engaging or competing in any line of business or in any location, (ii) any agreement or Contract with any customer, supplier, sales representative, agent or distributor, other than in the ordinary course of business and consistent with past practice; (iii) arrangement with Persons that are Affiliates or are executive officers or directors of the Company, or (iv) any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party and which relates to a business combination or other similar extraordinary transaction, in each case, that would reasonably be expected to, individually or in the aggregate, materially affect the business or operations of the Company;

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(q)           terminate, cancel, amend or modify any material insurance coverage policy maintained by Company or any of its Subsidiaries which is not promptly replaced by a comparable amount of insurance coverage;

(r)             commence, waive, release, assign, settle or compromise any material claims, or any material litigation, Proceeding or arbitration including, without limitation, the Aurora Coop Litigation;

(s)            except as the Company Board determines in good faith is necessary to comply with its fiduciary duties, take any action to (i) render inapplicable, or to exempt any third Person from, the provisions of Section 203 of the DGCL, or any other state takeover or similar Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) adopt or implement any stockholder rights agreement or plan; or

(t)             authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any Contract, agreement, commitment or arrangement to do any of the foregoing.

Section 6.2            Conduct of Business by Parent Pending the Closing. From the Execution Date until the Effective Time, unless the Company shall otherwise consent in writing, which consent shall not be unreasonably withheld, or except as otherwise expressly permitted by or provided for in this Agreement, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all applicable Laws and use reasonable best efforts to preserve intact their respective business organizations and goodwill. In addition to and without limiting the generality of the foregoing, except as otherwise expressly permitted by or provided for in this Agreement, from the date hereof until the Effective Time, without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned, or delayed, Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following outside the ordinary course of business consistent with past practices:

(a)            adopt or propose any material change in its certificate of incorporation or bylaws, except for such amendments (i) required by any applicable Law or the rules and regulations of the SEC or NASDAQ, (ii) as contemplated by the Amended Certificate of Incorporation, or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(b)           sell, lease, pledge, or otherwise dispose of or encumber any properties or assets of Parent or its Subsidiaries, except for (i) the sale of inventory in the ordinary course of business and (ii) other transactions which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(c)            authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; (i) amend or propose to amend the certificate of incorporation or bylaws or similar governing documents of Parent or any of its Subsidiaries, (ii) split, combine or reclassify their outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, shares of its capital stock, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, other than the payment of any dividend on shares of Parent Series B Preferred Stock (iv) create any Subsidiary or alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Parent or any of its Subsidiaries, or (v) enter into any agreement with respect to the voting of its capital stock or other securities held by Parent or any of its Subsidiaries;

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(d)           issue, sell, pledge, dispose of, grant, encumber, or agree to issue, sell, pledge, dispose of, grant or encumber any shares of any class of capital stock of Parent or any of its Subsidiaries, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Parent may issue Parent Stock upon exercise or conversion, as applicable, of Parent Stock Options, Parent Warrants or Parent Series B Preferred Stock outstanding on the date hereof in accordance with their present terms;

(e)            (i) issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any Person, or (iii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or the capital stock of its Subsidiaries, or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, or the capital stock of its Subsidiaries; and

(f)            sell, pledge, assign, dispose of, transfer, lease, securitize, or encumber any businesses, properties or assets of Parent or its Subsidiaries.

Section 6.3            Access to Information; Confidentiality.

(a)            Each of Parent and the Company shall afford to each other’s officers, employees, accountants, counsel, financial advisors, and other representatives, reasonable access (subject to applicable Laws regarding the sharing of such information), during normal business hours, and upon reasonable prior notice, during the period from the Execution Date through the Effective Time or the termination of this Agreement, to its properties, books and records, contracts, commitments and personnel in a manner commensurate with due diligence conducted by any Party prior to the date hereof. Any investigation conducted pursuant to the access contemplated by this Section 6.3(a) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Parties or their respective Subsidiaries, as the case may be, or create a risk of damage or destruction to any property or assets of the Parties or their respective Subsidiaries. During such period, the Company and Parent shall furnish or make available promptly to each other (except as otherwise available on EDGAR) (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws; and (ii) all other information concerning its business, properties, assets and personnel as the other may reasonably request. Notwithstanding the foregoing, Parent and the Company may restrict or otherwise prohibit access to any documents or information to the extent that access to such documents or information would risk waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information. Except as otherwise required by applicable Law, all information obtained by Parent and the Company, and their respective Subsidiaries, pursuant to this Section 6.3(a) shall be kept confidential in accordance with the confidentiality agreement, dated November 18, 2014, by and between Parent and the Company (the “Confidentiality Agreement”) or any other similar agreement among the Parties.

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(b)           The Company shall consult with Parent regarding its business in a prompt manner and on a regular basis. In addition, the Company and its officers and employees shall reasonably cooperate with Parent in, and shall permit Parent to participate in any discussions or negotiations relating to, the execution or amendment of any Company Material Contract.

(c)            No information or knowledge obtained in any investigation pursuant to this Section 6.3 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

Section 6.4            Employee Matters. Promptly following the Execution Date, the Company and Parent shall reasonably cooperate to develop communication to the employees of the Company and its Subsidiaries concerning the Merger, including responses to anticipated employee questions and concerns.

Section 6.5            BNSF Matters. The Company shall use commercially reasonable efforts to complete all necessary arrangements, including engineering, design and contracting with the BNSF as promptly as practicable, in order to establish a connection from the rail facilities of NELLC to the inner rail loop track belonging to the Aurora West Facility along with the associated “diamond switch” crossing the outer rail loop, which lie entirely on land owned by NELLC or Aventine Renewable Energy – Aurora West, LLC such that the Aurora West Facility will be able to ship ethanol by rail in unit trains and single cars.

Section 6.6            Joint Proxy Statement/Prospectus; Registration Statement.

(a)            Parent and the Company shall each use their reasonable best efforts to jointly prepare and file with the SEC the Joint Proxy Statement/Prospectus and the Registration Statement within twenty (20) Business Days following the Execution Date. Each of Parent and The Company shall provide as promptly as practicable to the other such information concerning its business affairs and Financial Statements as, in the reasonable judgment of the providing Party or its counsel, may be required or appropriate for inclusion in the Joint Proxy Statement/Prospectus and the Registration Statement, or in any amendments or supplements thereto, shall cause its counsel to cooperate with the other Party’s counsel in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement and shall request the cooperation of such Party’s auditors in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement. Each of Parent and the Company shall respond to any comments of the SEC and shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filings, and each of Parent and the Company will provide the other with a reasonable opportunity to review and comment (which comments will be considered by the other Party in good faith) on any amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement prior to the filing thereof with the SEC. The Company and Parent shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Each of Parent and the Company shall notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement/Prospectus or any filing pursuant to this Section 6.6(a) or for additional information and shall supply the other with copies of all correspondence between such Party or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement/Prospectus, the Merger or any filing pursuant to Section 6.6(b). Each of Parent and the Company shall cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.6(a) to comply as to form and substance as to such Party in all material respects with all applicable Laws.

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(b)           If, at any time prior to the Effective Time, any information is discovered or any event occurs with respect to Parent, the Company or any of their respective Subsidiaries, or any change occurs with respect to the other information included in the Registration Statement or the Joint Proxy Statement/Prospectus which is required to be described in an amendment of, or a supplement to, the Registration Statement or the Joint Proxy Statement/Prospectus so that such document does not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (i) the Party learning of such information shall notify the other Parties as promptly as practicable of such event, and Parent and the Company shall as promptly as practicable file with the SEC any necessary amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, respectively, and (ii) Parent and the Company shall (A) use their reasonable best efforts to have such amendment or supplement cleared for mailing as soon as practicable and (B) as required by applicable Law, disseminate the information contained in such amendment or supplement to holders of Company Shares and Parent Shares; provided, however, that no amendment or supplement will be filed and no such information shall be otherwise disseminated without prior consultation between Parent and the Company and providing Parent and the Company with a reasonable opportunity to review and comment on such amendment or supplement.

(c)            The Company shall provide Parent on a confidential, non-reliance basis for informational purposes only, a copy of the fairness opinion from the Company Financial Advisor stating that the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares electing to receive Parent Voting Common Stock, as of the date of the fairness opinion; provided, that Parent has executed a non-reliance release letter reasonably acceptable to the Company Financial Advisor prior to the receipt of the fairness opinion, and Parent shall not disclose the fairness opinion, its contents or the identity of the Company Financial Advisor, including in the Joint Proxy Statement/Prospectus or the Registration Statement, except as required by applicable Law.

Section 6.7            Meetings of Stockholders; Board Recommendations.

(a)            The Company, acting through the Company Board, shall take all actions in accordance with the DGCL, the Company Certificate or Company Bylaws or similar governing documents of the Company and all applicable Laws to promptly and duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, the Company Stockholders’ Meeting for the purpose of considering and voting upon the Company Voting Proposal. Subject to Section 6.13(b), (i) the Company Board shall recommend approval and adoption of this Agreement and the Merger by the stockholders of the Company (the “Company Voting Proposal”) and include such recommendation in the Joint Proxy Statement/Prospectus, (ii) neither the Company Board nor any committee thereof shall effect a Change in Recommendation and (iii) the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Company Voting Proposal and shall take all other action reasonably necessary or advisable to secure the Required Company Stockholder Vote. Without limiting the generality of the foregoing, (x) the Company agrees that its obligation to duly call, give notice of, convene and hold a meeting of the holders of Company Shares, as required by this Section 6.7(a), shall not be affected by the withdrawal, amendment or modification of the recommendation by the Company Board or committee thereof, including a Change in Recommendation, pursuant to the provisions contained in Section 6.12(b), (y) the Company agrees that its obligations pursuant to this Section 6.7(a) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal and (z) notwithstanding any Change in Recommendation, unless this Agreement is validly terminated pursuant to, and in accordance with, Article VIII, this Agreement shall be submitted to the holders of the Company’s Common Stock for the purpose of obtaining the Required Company Stockholder Vote.

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(b)           Parent, acting through the Parent Board, shall take all actions in accordance with the DGCL, the certificate of incorporation or bylaws or similar governing documents of Parent and all applicable Laws to promptly and duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, the Parent Stockholders’ Meeting for the purpose of considering and voting upon the issuance of Parent Stock in the Merger, the amendment to Parent’s Amended Certificate of Incorporation to authorize a class of Parent Non-Voting Common Stock and securing the Special Series B Approval (the “Parent Voting Proposals”). The Parent Board shall recommend approval of the Parent Voting Proposals by the holders of Parent Stock and include such recommendation in the Parent’s Proxy Statement. Neither the Parent Board nor any committee thereof shall withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify in any manner adverse to the Company the recommendation of the Parent Board that the Parent’s stockholders vote in favor of the Parent Voting Proposals. Parent shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Parent Voting Proposals and shall take all other action reasonably necessary or advisable to secure the Required Parent Stockholder Vote.

(c)            Nothing contained in this Section 6.7 or otherwise contained in this Agreement shall be deemed to prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders in order to comply with the Company Board’s fiduciary duties to its stockholders under the DGCL.

(d)           Unless otherwise mutually agreed upon by the Parties, the Parties shall use reasonable best efforts to cause the respective record dates and meeting dates for the Company Stockholders’ Meeting and for the Parent Stockholders’ Meeting to be the same.

(e)            Except to the extent required by applicable Laws, the Company shall not (i) change the date specified in the Joint Proxy Statement/Prospectus for the Company Stockholders’ Meeting or (ii) postpone, delay or adjourn the Company Stockholders’ Meeting without the consent of Parent (not to be unreasonably withheld, delayed or conditioned), except, in each case, after consultation with Parent, (A) to the extent necessary (as determined in good faith by the Company Board following consultation with outside counsel) to ensure that any amendment or supplement to the Joint Proxy Statement/Prospectus required by applicable Laws is provided to the stockholders of the Company sufficiently in advance of the Company Stockholders’ Meeting; (B) if there are an insufficient number of shares of Company Shares represented in person or by proxy at the Company Stockholders’ Meeting to constitute a quorum or to adopt this Agreement, in which case the Company may adjourn the Company Stockholders’ Meeting and use its reasonable best efforts to obtain a quorum and the Required Company Stockholder Vote as promptly as practicable in the prevailing circumstances; or (C) to a date not less than five (5) Business Days after the expiration of any five-Business Day contemplated by Section 6.13(b)(ii)); and (D) to a date not less than five (5) Business Days after a Change in Recommendation effected pursuant to Section 6.13(b)(iii). Except to the extent required by applicable Law, Parent shall not (i) change the date specified in the Joint Proxy Statement/Prospectus for the Parent Stockholders’ Meeting or (ii) postpone, delay or adjourn the Parent Stockholders’ Meeting without the consent of the Company (not to be unreasonably withheld, delayed or conditioned) except, in each case, after consultation with the Company, (A) to the extent necessary to ensure that any amendment or supplement to the Joint Proxy Statement/Prospectus required by applicable Law is provided to the stockholders of Parent sufficiently in advance of the Parent Stockholders’ Meeting or (B) if there are an insufficient number of shares of Parent Stock represented in person or by proxy at the Parent Stockholders’ Meeting to constitute a quorum, in which case Parent may adjourn the Parent Stockholders’ Meeting and use its reasonable best efforts to obtain a quorum and the Required Parent Stockholder Vote as promptly as practicable in the prevailing circumstances.

Section 6.8            [Reserved].

Section 6.9            Public Announcements. Parent and the Company will provide each other a reasonable opportunity to review and make reasonable comment upon, any press release or other public statement with respect to this Agreement and the business combination contemplated hereby and, except as may be required by applicable Law or any listing agreement with, or regulation of, any securities exchange or market on which the Company Shares or the Parent Voting Common Stock, as applicable, are traded or listed, will not issue any such press release or make any such public statement prior to receiving the other Party’s consent (which shall not be unreasonably withheld or delayed); provided, however, that each of Parent and the Company may make (a) subject to Section 6.10(a), public disclosure reasonably required in the public SEC filings made by the respective Parties in connection with the transactions contemplated hereby and (b) public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous statements that have been mutually agreed upon by each of the Parties with respect to press releases, public disclosures or public statements.

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Section 6.10        Reasonable Best Efforts.

(a)            Prior to the Closing, the Company and Parent shall each use their reasonable best efforts to (i) take, or cause to be taken, all reasonable actions, and do, or cause to be done, all reasonable things necessary and proper under applicable Law to consummate and make effective the Merger as promptly as practicable, (ii) obtain from any Governmental Entity or any other third Person any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by such Party or any of their Subsidiaries in connection with the consummation of the Merger and the transactions contemplated hereby, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) any Antitrust Laws and any related governmental request thereunder, and (C) any other applicable Law. The Company and Parent shall cooperate with each other in connection with the making of all such filings (subject to applicable Law regarding the sharing of information), and the Company and Parent and their counsel shall be given a reasonable opportunity to review and comment upon such filings and any amendments or supplements thereto (and shall provide any comments thereon as soon as practicable) prior to the filing thereof with the SEC.

(b)           The Company and Parent agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their reasonable best efforts to obtain any clearances or approvals of any Governmental Entities required for the consummation of the Merger under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to obtain the expiration of any applicable waiting period under any Antitrust Law, to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. No Party to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent of the other Parties to this Agreement, which consent shall not be unreasonably withheld. The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, all notifications required under the HSR Act and any applicable international antitrust requirements.

(c)            Notwithstanding anything to the contrary in this Section 6.10(c), neither Parent, nor the Company nor any of their Subsidiaries shall be required to (i) license, divest, dispose of or hold separate any assets or businesses of Parent or the Company or any of their respective Subsidiaries or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets or businesses of Parent or the Company or any of their respective Subsidiaries, or that would otherwise have a material adverse effect on the combined company or (ii) pay more than de minimis amounts in connection with seeking or obtaining such consents, approvals or authorizations as are required to complete the Merger under applicable Antitrust Laws (excluding any mandatory filing fees and reasonable and customary costs and expenses associated with making applications for, and responding to requests for information from Governmental Entities with respect to, such required consents, approvals or authorizations).

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(d)           Each of Parent and the Company, as applicable, shall give (or shall cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third Person consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Company Disclosure Schedule, or (iii) required to prevent a Parent Material Adverse Effect or a Company Material Adverse Effect from occurring prior to or after the Effective Time; provided, however, that, with respect to this subsection (d), the Company shall not offer or pay any consideration in excess of $250,000 for all consents, approvals or waivers in the aggregate, or make any agreement or understanding affecting the business or the assets, properties or Liabilities of the Company, in order to obtain any such third Person consents, approvals or waivers, except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). If any Party shall fail to obtain any consent from a third Person described in this subsection (d), such Party will use its reasonable efforts, and will take any such actions reasonably requested by the other Party hereto, to limit the adverse affect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or that would reasonably be expected to result after the consummation of the Merger, from the failure to obtain such consent.

(e)            Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.10(e). In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Merger, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication with any such Governmental Entity. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such party shall use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. No party shall participate in any meeting or teleconference with any Governmental Entity where material issues or any matters relating to timing would likely be discussed in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. In addition, without the prior written consent of Parent, the Company shall not agree or commit to, or permit any of its Subsidiaries to agree or commit to, any commitment to sell, divest or dispose of any businesses, assets, relationships or contractual rights of the Company or any of its Subsidiaries or purporting to limit the Company’s, any of its Subsidiaries' or Parent's freedom to action with respect to, or ability to retain, any businesses, assets, relationships or contractual rights. Without limiting the foregoing, unless prohibited by Law or the applicable Governmental Entity, each party shall, on a current basis, furnish the other parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other parties with such necessary information and reasonable assistance as the other parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Notwithstanding anything to the contrary contained in this Section 6.10(e), materials provided pursuant to this Section 6.10(e) may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other similarly confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

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Section 6.11        Notification of Certain Matters. Parent and the Company shall promptly (and, in any event, within two (2) Business Days) advise the other orally and in writing of any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, respectively. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the Parties under this Agreement.

Section 6.12        Indemnification; Insurance.

(a)            The certificate of incorporation and the bylaws of the Surviving Corporation (and the organizational documents of each Subsidiary of the Company) shall contain provisions with respect to indemnification, advancement of expenses and exculpation as are set forth in the Company Certificate and Company Bylaws as in effect at the date hereof (to the extent consistent with applicable Law), which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification, advancement of expenses or exculpation under the Company Certificate and Company Bylaws (or the applicable organizational documents of the Company’s Subsidiaries) in respect of actions or omissions occurring at or prior to the Effective Time, unless otherwise required by applicable Law (and provided that all rights of indemnification, advancement of expenses and exculpation in respect of any claim asserted or made within such six-year period shall continue until the final disposition of such claim). From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, and cause the Surviving Corporation and the Surviving Corporation’s Subsidiaries to honor, the respective covenants of this Section 6.12.

(b)           From and after the Effective Time and until the expiration of any applicable statutes of limitation of the underlying claim to which the indemnification relates, Parent shall indemnify, defend and hold harmless the present and former officers directors of the Company and its Subsidiaries (collectively, together with their respective heirs, executors and administrators, the “Indemnified Directors and Officers”) against all losses, claims, damages, expenses (including reasonable attorneys’ fees and including any attorneys’ fees or other fees incurred to enforce the provisions of this Section 6.12(b)), Liabilities or amounts that are paid in settlement of, or otherwise, in connection with any claim, action, suit, Proceeding or investigation, whether civil, criminal, administrative or investigative and including all appeals thereof to which any Indemnified Directors and Officers is or may become a party to by virtue of his or her service as a present or former director or officer of the Company or any of its Subsidiaries, and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time, in each case to the fullest extent permitted by applicable Law.

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(c)            Parent agrees and shall cause the Surviving Corporation to agree, and the Company agrees, that all rights to indemnification, exculpation and advancement of expenses now existing in favor of any Indemnified Directors and Officers or any current or former employee of the Company or any of its Subsidiaries (together with their heirs, executors and administrators, and any Indemnified Directors and Officers, the “Indemnified Parties”) as provided in the Company Certificate or the Company Bylaws (or the organizational documents of Company’s Subsidiaries) shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to agree, and the Surviving Corporation agrees, to maintain in effect the indemnification, exculpation and advancement of expenses provisions of the Company Certificate or the Company Bylaws (and the organizational documents of the Company’s Subsidiaries) now in effect and any such indemnification agreements of the Company or any of its Subsidiaries with the Indemnified Parties and not to amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of such Indemnified Parties, and all such rights in respect of any action, suit, proceeding or investigation pending or asserted or claim made or threatened within such period shall continue until the final disposition or resolution thereof.

(d)           Prior to the Effective Time, the Company shall obtain “tail” insurance policies with a claims period of six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in an amount and scope reasonably comparable to the existing policy of the Company and reasonably acceptable to Parent for claims arising from facts or events that occurred on or prior to the Effective Time at a cost that is reasonable and customary for tail insurance policies with its existing directors’ and officers’ liability policy insurer or an insurer with a comparable insurer financial strength rating as Parent’s existing directors’ and officers’ liability policy insurer (the “D&O Insurance”). The Company shall use commercially reasonable efforts to obtain competitive quotes (from insurance providers with comparable ratings) for such insurance coverage in an effort to reduce the cost thereof and shall use Lockton Companies in obtaining such insurance coverage. The cost of the D&O Insurance shall not exceed 200% of the Company’s current annual premium, with credit given for any unearned premium remaining on the current policy. The parties agree that if a claim has been made against the Company’s current D&O policy prior to the Closing, a new aggregate limit of liability shall be negotiated in connection with the D&O Insurance.

(e)            The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation, bylaws or other organizational documents of the Company and any of the Company’s Subsidiaries or under any other indemnification agreements or under applicable Law. The obligations under this Section 6.12 shall not be terminated or modified in such a manner as to affect adversely any Indemnified Party to whom this Section 6.12 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.12 applies and their respective heirs, successors and assigns shall be express third-party beneficiaries of this Section 6.12). This Section 6.12 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein.

(f)            If the Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.12.

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Section 6.13        No Solicitation.

(a)       Company Takeover Proposal.

(i)             The Company shall not, nor shall it authorize or permit any Subsidiary of the Company to, nor shall it authorize or permit any Company Representative to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission, making or announcement of any Company Takeover Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or take any other action to facilitate the making of, any inquiry or any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal or (iii) make or authorize any statement, recommendation or solicitation in respect of any Company Takeover Proposal (in each case, except as permitted by this Section 6.13).

(ii)            The Company shall, and shall cause each Subsidiary of the Company and each Company Representative to, immediately cease and cause to be terminated all discussions or negotiations with any person conducted heretofore with respect to any proposal that constitutes or would reasonably be expected to lead to a Company Takeover Proposal. The Company shall, and shall cause each Subsidiary of the Company to, enforce (and not waive any provision of or release any Person from any obligations under) any confidentiality, standstill or similar agreement to which the Company or any Subsidiary of the Company is a party unless the Company Board concludes in good faith that a failure to take any action described in this sentence would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law.

(iii)          Notwithstanding the foregoing, if, at any time after the date hereof and prior to the time that the Required Company Stockholder Vote has been obtained, the Company receives a bona fide Company Takeover Proposal that did not result from a breach or a deemed breach (pursuant to Section 6.13(a)(iv)) by the Company or any Company Representative of Section 6.13(a)(i) and/or (ii), or the Confidentiality Agreement and the Company otherwise has complied with Sections 6.13(a)(i) and (ii), and the Company Board determines in good faith (A) after consultation with outside counsel and an independent financial advisor that such Company Takeover Proposal is, or is reasonably likely to result in, a Superior Company Proposal and (B) after consultation with outside counsel that failure to take the actions set forth in clauses (1) and (2) below with respect to such Company Takeover Proposal would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, the Company may, subject to providing prior written notice of its decision to take such action to Parent and compliance with Section 6.13(c): (1) furnish information with respect to the Company and the Company’s Subsidiaries to the Person making such Company Takeover Proposal pursuant to a confidentiality agreement no less restrictive of the other party than the Confidentiality Agreement (but which confidentiality agreement may allow such Person to make any Company Takeover Proposal to the Company in connection with the negotiations and discussions permitted by this Section 6.13), provided that all such information not previously provided to Parent is promptly provided to Parent and (2) participate in discussions or negotiations with the Person making such Company Takeover Proposal regarding such Company Takeover Proposal.

(iv)         The parties hereto acknowledge that any violation by any Subsidiary of the Company or any Company Representative of any provision of this Section 6.13 shall be deemed to be a violation by the Company.

(b)           Change in Recommendation.

(i)             Neither the Company nor the Company Board nor any committee thereof shall (A) (1) withdraw (or qualify or modify in a manner adverse to Parent) or propose to withdraw (or qualify or modify in a manner adverse to Parent), the approval or recommendation by the Company Board or any such committee of this Agreement, the Merger or any of the transactions contemplated by this Agreement or (2) approve or recommend, or propose to approve or recommend, any Company Takeover Proposal (either (1) or (2) being a “Change in Recommendation”) or (B) approve, or cause or permit the Company or any Subsidiary of the Company to enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Company Takeover Proposal (each, an “Acquisition Agreement”).

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(ii)           Notwithstanding the foregoing, if, at any time after the date hereof and prior to the time that the Required Company Stockholder Vote has been obtained, (x) the Company receives a Superior Company Proposal that did not result from a breach or a deemed breach (pursuant to Section 6.13(a)(iv)) by the Company or any Company Representative of Section 6.13(a)(i) and/or Section 6.13(a)(ii), or the Confidentiality Agreement, and (y) the Company Board determines in good faith after consultation with outside counsel that, in light of such proposal, a failure to make a Change in Recommendation would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, the Company may, (A) make a Change in Recommendation or (B) terminate this Agreement pursuant to Section 8.1(f), so long as (and only if) (i) the Company has complied with this Section 6.13, including subsection (c) below, (ii) the Company Board shall have first provided a Superior Proposal Notice to Parent, (iii) either (x) within five (5) Business Days after receipt of such Superior Proposal Notice (the “Proposal Period”), Parent shall not have proposed (in writing and in a manner what would be binding on Parent if accepted by the Company) any adjustments to the terms and conditions of this Agreement or (y) the Company Board shall have determined in good faith, after consultation with its financial advisor, that any such proposal by Parent during the Proposal Period does not cause the Superior Company Proposal to cease to constitute a Superior Company Proposal, and (iv) concurrently with and as a condition to such termination, the Company Board causes the Company to enter into an Acquisition Agreement with such Person with respect to such Superior Company Proposal and to pay the Company Termination Fee pursuant to Section 8.3(b). The Company agrees that, during the Proposal Period, the Company and the Company Representatives shall negotiate in good faith with Parent and the Parent Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement that are proposed by Parent. A “Superior Proposal Notice” means a written notice to Parent from the Company advising Parent that the Company Board is prepared to make a Change in Recommendation or accept a Superior Company Proposal, specifying the terms and conditions of such Superior Company Proposal, attaching the most current draft of the Superior Company Proposal and identifying the Person making such Superior Company Proposal (it being understood and agreed that any material amendment to the price or any other material term of such Superior Company Proposal shall require a new Superior Proposal Notice and a new Proposal Period, as provided above.

(iii)         Notwithstanding anything to the contrary contained herein, prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Change in Recommendation (except for a Change in Recommendation with respect to a Superior Proposal to which Section 6.13(b)(ii) applies), if the Company Board determines in good faith, after consultation with the Company’s outside counsel, that the failure to take such action would be inconsistent with the Company directors’ fiduciary duties to the Company stockholders under applicable Law.

(c)           Company Takeover Proposal Information.

(i)             The Company shall promptly, but in any event within forty-eight (48) hours, (i) advise Parent orally and in writing of any Company Takeover Proposal or any inquiry with respect to, or that would reasonably be expected to lead to or contemplates, any Company Takeover Proposal (including any change to the terms of any such Company Takeover Proposal or inquiry), specifying the material terms and conditions thereof and the identity of the Person making any such Company Takeover Proposal or inquiry and (ii) provide to Parent a copy of all written material provided to the Company or any Subsidiary of the Company or any Company Representative in connection with any such Company Takeover Proposal or any inquiry with respect to, or that would reasonably be expected to lead to or contemplates, any Company Takeover Proposal. The Company shall (A) keep Parent fully informed of the status of any such Company Takeover Proposal or inquiry, and (B) promptly, but in any event within forty-eight (48) hours, advise Parent orally and in writing of any material amendments to the terms of any such Company Takeover Proposal or inquiry and shall provide to Parent a copy of all written materials provided to the Company or any Subsidiary of the Company or any Company Representative in connection with any such Company Takeover Proposal. The Company shall not take any actions whether contractually or otherwise to limit its ability to comply with its obligations hereunder.

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(ii)           The Company shall provide Parent with at least forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is expected to consider any Company Takeover Proposal or any such inquiry or to consider providing information to any person or group in connection with a Company Takeover Proposal or any such inquiry.

Section 6.14        Tax Free Reorganization.

(a)            Each of Parent and the Company shall use its commercially reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent, the Company, or their respective Subsidiaries shall take, or agree to take, fail to take, or agree to fail to take, any action (including any action otherwise permitted by Section 6.1 in the case of the Company) that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Pursuant to the foregoing, each Party agrees to make such commercially reasonable additions or modifications to the terms of this Agreement as may be reasonably necessary to permit the Merger to so qualify.

(b)           Unless otherwise required by applicable Law, each of Parent, Merger Sub and the Company (i) shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) shall not take any Tax reporting position inconsistent with such characterization and (iii) shall properly file with their federal income Tax Returns all information required by Treasury Regulations Section 1.368-3.

(c)            The Parties hereto shall cooperate and use their commercially reasonable efforts to deliver to Parent’s and the Company’s Tax counsel and Tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of the Tax opinions to be issued by such counsel and/or advisors with respect to the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code as required under Section 7.2(f) and 7.3(d) and in connection with the filing of the Registration Statement. Parent’s and the Company’s Tax counsel and Tax advisors shall be entitled to rely upon such representations in rendering any such opinions.

(d)           The certificates required pursuant to Section 6.14(c) and the tax opinions required pursuant to Section 7.2(e) and Section 7.3(d) will be in a form and content that is reasonably acceptable to both Parent and the Company.

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Section 6.15        Litigation. Each of the Parties hereto shall promptly notify the other Parties of any Proceeding that shall be instituted or threatened against a Party to restrain, prohibit or otherwise challenge the legality of any of the transactions contemplated by this Agreement. The Company shall promptly notify the other Parties of any Proceeding that may be threatened or asserted in writing, brought or commenced against such Party or any of such Party’s Subsidiaries, that would have been disclosed pursuant to Article IV or Article V, as the case may be, if such Proceeding had arisen prior to the date hereof. The Company agrees that it shall not settle or make an offer to settle any litigation commenced against the Company or any director by any stockholder relating to this Agreement, the Merger or any other transactions contemplated hereby, unless Parent shall have consented in writing to such payment or settlement (with such consent not to be unreasonably withheld).

Section 6.16        Takeover Laws and Rights. If any “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation (“Takeover Law”) is or may become applicable to this Agreement, the Parent Stockholders Agreement, the Company Shares, the Merger or any of the other transactions contemplated hereby, each of the Company and the Company Board, Parent and the Parent Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Law on this Agreement, the Parent Stockholders Agreement, the Company Shares, the Merger or such other transactions contemplated hereby.

Section 6.17        Registration Statement on Form S-8. Parent shall, as soon as practicable following the Effective Time, file a registration statement on Form S-8 with the SEC, if available for use by Parent, relating to the shares of Parent Stock issuable with respect to assumed Company Stock Options eligible for registration on Form S-8; provided, however, that (i) assumed Company Stock Options held by non-employees of the Company (the “Non-Employee Options”) shall not be registered by Parent on Form S-8 and (ii) the Non-Employee Options may only be exercised following the Closing upon delivery to Parent of an opinion of counsel, in such form to be reasonably acceptable to Parent, that the exercise does not violate federal or state Law.

Section 6.18        Effects Bargaining. The Company shall be responsible for conducting any necessary “effects” bargaining with any labor union or labor organization that is a party to any collective bargaining Contract with the Company prior to the Closing Date.

Section 6.19        Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions in this Agreement.

Section 6.20        Pollution Liability Insurance. The Company shall, at the Company’s expense, (a) prior to the Effective Time  maintain in effect its existing pollution liability coverage, and (b) obtain as of the Effective Time and maintain pollution liability coverage for $20 million with no exclusions for pre-existing conditions, in each case for the properties of the Company and covering any releases of Hazardous Materials or other pollution conditions commencing or occurring on each of the properties prior to the Closing, and obtain endorsements naming Parent and Merger Sub as additional insureds, for a period of five (5) years following the Effective Date; provided, however, that if such pollution liability insurance is unavailable on a commercially reasonable basis and on commercially reasonable terms, the Company shall instead as of the Effective Time obtain and maintain pollution liability insurance as required under this Section 6.20 but in such lesser limits as are available on a commercially reasonable basis and on commercially reasonable terms (the “Pollution Liability Insurance”).

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Section 6.21        Further Assurances. Each of the Parties to this Agreement shall use its reasonable best efforts to effect the transactions contemplated hereby. Each Party hereto, at the reasonable request of another Party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of the Merger and the transactions contemplated hereby.

Article VII

CONDITIONS TO THE MERGER

Section 7.1            Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)            Stockholder Approval. The Company Voting Proposal shall have been approved at the Company Stockholders’ Meeting by the Required Company Stockholder Vote and the Parent Voting Proposals shall have been approved at the Parent Stockholders’ Meeting by the applicable Required Parent Stockholder Vote.

(b)           No Order. No judgment, injunction, order or decree of a Governmental Entity of competent jurisdiction shall be in effect which has the effect of making the Merger illegal or prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that prior to asserting this condition, subject to Section 6.10, the Party seeking to assert this condition shall have used its reasonable efforts to prevent the entry of any such judgment, injunction, order or decree.

(c)            HSR Act; Approvals. All waiting periods, and any extensions thereof, under the HSR Act relating to the Merger or any of the transactions contemplated hereby will have expired or terminated early. All other authorizations, consents, orders, declarations or approvals of, or filings and registrations with, any Governmental Entity that are required to effect the Merger or any of the transactions contemplated hereby shall have been obtained, shall have been made or shall have occurred.

(d)           Registration Statement; Joint Proxy Statement/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff and not concluded or withdrawn.

(e)            Litigation. There shall not be pending any suit, action or proceeding by any Person or Governmental Entity in any court of competent jurisdiction seeking to prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or that would otherwise cause a Company Material Adverse Effect or a Parent Material Adverse Effect; provided, however, that if the court of competent jurisdiction dismisses or renders a final decision denying a Governmental Entity’s request for an injunction in such suit, action or proceeding, then four (4) Business Days following such dismissal or decision, this condition to Closing shall, with respect to such suit, action or proceeding, thereafter be deemed satisfied whether or not such Governmental Entity appeals the decision of such court or files an administrative complaint before the Federal Trade Commission.

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(f)            Parent Stock Price. The VWAP per share of Parent Voting Common Stock, as reported on NASDAQ for the twenty (20) Trading Days immediately preceding the Closing Date, shall equal or exceed $10.00.

(g)           NASDAQ Listing. Shares of Parent Voting Common Stock to be issued in the Merger and the transactions contemplated hereby, shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

Section 7.2            Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

(a)            Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement, without giving effect to any materiality or “Company Material Adverse Effect” qualification therein, shall be true and correct as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be so true and correct as of such certain date only); provided, however, that the representations and warranties contained in (i) Section 4.1 (Organization and Qualification); Section 4.3 (Subsidiaries); Section 4.4(a) and (b) (Authority; Non-Contravention; Approvals) and Section 4.11 (Taxes) shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be so true and correct in all material respects as of such certain date only), and (ii) Section 4.2 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date (except to the extent as permitted or approved pursuant Section 6.1(b)); and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the effect that the conditions contained in this Section 7.2(a) have been satisfied.

(b)           Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Effective Time including, among other obligations, the obligation to obtain the D&O Insurance, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

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(c)            Material Adverse Effect. Since the date of this Agreement, there shall have been no Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(d)            Consents. The Company shall have obtained the consent or approval of each Person or Governmental Entity whose consent or approval shall be required in connection with the Merger and the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other Contract or agreement (including any Company Material Contract) or instrument, or otherwise, as required to be set forth in Section 4.4(c) of the Company Disclosure Schedule.

(e)            Tax Opinion. Parent shall have received the written opinion of its counsel, Troutman Sanders LLP, in form and substance reasonably satisfactory to Parent, on the basis of facts, representations and assumptions set forth in such opinion and dated the Closing Date, to the effect that the Merger will be treated as a reorganization described in Section 368(a) of the Code (the “Parent Tax Opinion”). In rendering such opinion, counsel may require and rely upon representations contained letters or certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to it.

(f)             Employment Agreements. The execution and delivery by those individuals identified by Parent within thirty (30) days after the date of this Agreement of employment agreements between such individuals and Parent, in each case in a form substantially similar to the form of employment agreements entered into between Parent and its employees holding similar positions.

(g)            Dissenters’ Rights. The Company shall not have received demands (in accordance with applicable Law and which have not been withdrawn or effectively withdrawn and with respect to which the right to seek appraisal on the shares underlying such demand has not otherwise been lost) for the appraisal of Company Shares as contemplated by Section 3.4 and within the time periods mandated by the DGCL from holders of Company Shares representing more than one percent (1%) of the issued and outstanding Company Shares.

(h)            Resignation Letters. The Company shall have delivered to Parent written resignations of all officers, directors and managers, as the case may be, of the Company and each of the Company’s Subsidiary effective as of the Effective Time.

(i)             Aurora Coop Litigation. There shall not have occurred an event, nor shall Parent have become aware of information not known by Parent as of December 28, 2014 which, upon the occurrence of such event or upon Parent learning of such information, would be reasonably viewed as either resulting in, or substantially increasing the likelihood of, a material adverse result in any Aurora Coop Litigation (in either case, an “Adverse Aurora Coop Litigation Event”).

(j)             Company Registration Rights Agreements. The Company Registration Rights Agreements shall have been terminated by mutual agreement of the parties thereto and shall be of no further force or effect.

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(k)           Phase I Environmental Site Assessment. Parent shall have received current and valid Phase I environmental site assessments, performed in accordance with the applicable technical standard, along with a reliance letter if applicable, for each of the Company’s Facilities, and such assessments shall not reveal any condition(s) (except any condition(s) that would be reasonably apparent to a reasonable Person under Parent’s circumstances from the information disclosed to Parent in the Company’s Disclosure Schedules or in the Dataroom on or prior to December 21, 2014, including from any previous Phase I environmental site assessments performed on any site of the Company’s Facilities disclosed to Parent in the Dataroom on or prior to such date), that would reasonably be expected to give rise to a cost of remediation exceeding $3,300,000 in the aggregate (including the aforementioned reasonably apparent condition(s)) for the Company’s Facilities; provided, that the condition in this Section 7.2(k) shall be deemed to have been satisfied if Parent has not provided notice to the Company within 30 days after receipt of all current and valid Phase I environmental site assessments commissioned by Parent as of the date hereof, that the cost of remediation of the Company’s Facilities would in the reasonable determination of Parent be expected to exceed $3,300,000 in the aggregate (the “Remediation Notice”). If Parent timely provides the Remediation Notice, but without, however, affecting the satisfaction of the foregoing condition to Closing, the Parties will negotiate in good faith to develop a remediation plan that is mutually acceptable to the Parties.

(l)             BNSF. Parent shall not have become aware of information that would reasonably be understood to indicate that the BNSF does not intend to establish a rail track connecting the rail facilities of NELLC to the inner rail loop belonging to the Aurora West Facility along with the associated “diamond switch” crossing the outer rail loop, which lie entirely on land owned by NELLC or Aventine Renewable Energy - Aurora West, LLC such that the Aurora West Facility will be able to ship ethanol by rail in unit trains and single cars (the “BNSF Connection”).

(m)           Releases. The Company shall have obtained releases, in forms that have been made available to Parent in the Dataroom, relating to payment obligations pursuant to (i) a Company Restricted Stock Unit from each Person who has received payments in respect of a Company Restricted Stock Unit or (ii) a bonus or severance payment from each employee of the Company who has received or will receive a bonus or severance payment in connection with the Merger.

Section 7.3            Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

(a)            Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any materiality or “Parent Material Adverse Effect” qualification therein, shall be true and correct as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be so true and correct as of such certain date only); provided, however, that the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.3 (Subsidiaries); and Section 5.4(a) (Authority; Non-Contravention: Approvals) shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be so true and correct in all material respects as of such certain date only); and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to the effect that the conditions contained in this Section 7.3(a) have been satisfied.

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(b)           Performance of Obligations. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date, and the Company shall have received certificates signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to such effect.

(c)            Material Adverse Effect. Since the date of this Agreement, there shall have been no Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to such effect.

(d)           Tax Opinion. The Company shall have received the written opinion of its counsel, Akin Gump Strauss Hauer & Feld LLP, in form and substance reasonably satisfactory to the Company, on the basis of facts, representations and assumptions set forth in such opinion and dated the Closing Date, to the effect that the Merger will be treated as a reorganization described in Section 368(a) of the Code (the “Company Tax Opinion”). In rendering such opinion, counsel may require and rely upon representations contained in letters or certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to it.

(e)           Directors. The Company shall have received evidence satisfactory to the Company of the appointment of the two individuals nominated by the holders of the majority of the issued and outstanding Company Shares to the Parent Board.

Section 7.4            Frustration of Closing Conditions. Neither the Company, on one hand, nor Parent or Merger Sub, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused (to any substantial extent) by the Company’s failure or either Parents’ or Merger Sub’s failure, respectively, to act in good faith to comply with this Agreement and to consummate the transactions provided for herein.

Article VIII

TERMINATION

Section 8.1            Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any requisite approval of the stockholders of the Company or Merger Sub:

(a)            by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company:

(i)             if the Merger has not been consummated on or before May 31, 2015, which shall be automatically extended to June 30, 2015 if the financial statements of Parent that are required to be included in the Registration Statement are for the year ending December 31, 2014 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this subsection shall not be available to a Party if the failure of the Closing to occur by such date shall be due to the material breach, violation or failure to perform by such Party of any representation, warranty, covenant, obligation or other agreement of such Party set forth in this Agreement;

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(ii)           if any Governmental Entity shall have issued a final order, decree or ruling or taken any other final action enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(iii)          if, at the Company Stockholders’ Meeting (including any adjournment or postponement thereof permitted by this Agreement) at which a vote on the Company Voting Proposal is taken, the Required Company Stockholder Vote in favor of the Company Voting Proposal shall not have been obtained; or

(iv)          if the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have voted on the Parent Voting Proposals, and the Parent Voting Proposals shall not have been approved at such meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote;

(c)            by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied, and (ii) which is either not curable or is not cured by the earlier of (A) the Termination Date and (B) the date that is thirty (30) days following written notice from the Company to Parent describing such breach, violation or failure in reasonable detail; provided, that Parent is not then in material breach or violation of, and has not materially failed to perform, any representation, warranty, covenant, obligation or other agreement contained herein;

(d)           by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied, and (ii) which is either not curable or is not cured by the earlier of (A) the Termination Date and (B) the date that is thirty (30) days following written notice from Parent to the Company describing such breach, violation or failure in reasonable detail; provided, that the Company is not in material breach or violation of, and has not materially failed to perform, any representation, warranty, covenant, obligation or other agreement contained herein;

(e)            by Parent (but only prior to the time the Required Company Stockholder Vote is obtained), if (i) the Company Board shall have effected a Change in Recommendation (other than as contemplated by Section 6.13(b)(iii)); (ii) the Company Board shall have approved or recommended to the holders of the Company Shares a Company Takeover Proposal; (iii) a tender offer or exchange offer for Company Shares that constitutes a Company Takeover Proposal is commenced (other than by Parent or any of its Affiliates) and the Company Board recommends that the holders of the Company Shares tender their shares in such tender or exchange offer or the Company Board fails to recommend that the holders of the Company Shares reject such tender or exchange offer within ten (10) Business Days of commencement thereof; or (iv) there has been a material breach by the Company of Section 6.7(a) or Section 6.13;

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(f)            by the Company, prior to the time that the Required Company Stockholder Vote has been obtained in accordance with Section 6.13(b); provided, however, that, in order for the termination of this Agreement pursuant to this Section 8.1(f) to be effective, (A) the Company shall have complied in all respects with the provisions of Section 6.13, including the notice provisions therein, (B) the Company Board shall have authorized the Company to enter into an Acquisition Agreement with respect to a Superior Proposal, (C) substantially concurrently with a termination, pursuant to this Section 8.1(f) the Company enters into such Acquisition Agreement and (D) the Company shall have complied with all applicable requirements of Section 8.3, including payment of the Company Termination Fee; or

(g)           by Parent, if there shall have occurred an Adverse Aurora Coop Litigation Event.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other Parties.

Section 8.2            Effect of Termination. In the event of termination of this Agreement by either Parent or the Company prior to the Effective Time pursuant to the provisions of Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability or further obligation on the part of Parent, the Company or Merger Sub or their respective officers or directors (except for the last sentence of Section 6.3(a) and the entirety of Section 8.2, Section 8.3 and Article IX, all of which shall survive the termination); provided, however, that nothing contained in this Section 8.2 shall relieve any Party hereto from any Liability for any willful material breach of this Agreement or fraud occurring prior to termination, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

Section 8.3            Fees and Expenses.

(a)            General. Except as set forth in this Section 8.3 or as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses whether or not the Merger is consummated.

(b)           Termination Fee.

(i)             In the event that:

(A)         this Agreement is terminated by the Company pursuant to Section 8.1(f); or

(B)          this Agreement is terminated by Parent pursuant to Section 8.1(e).

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then in the case of (A) or (B) above, the Company shall promptly, but in no event later than the date of the earliest such event, pay to Parent a fee equal to Five Million Nine Hundred Eighty-Two Thousand Dollars ($5,982,000)(the “Company Termination Fee”), payable by wire transfer of same day funds; provided, however, that, in the case of any termination pursuant to Section 8.1(f), the Company Termination Fee shall be payable prior to, and as a condition to, such termination.

(ii)           In the event that this Agreement is terminated by Parent pursuant to Section 8.1(g), Parent shall promptly, but in no event later than the date of the earliest such event, pay to the Company a fee equal to Five Million Nine Hundred Eighty-Two Thousand Dollars ($5,982,000) (the “Parent Termination Fee”), payable by wire transfer of same day funds; provided, however, that, in the case of any termination pursuant to Section 8.1(g), the Parent Termination Fee shall be payable prior to, and as a condition to, such termination.

(iii)          Each of the Company and Parent acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, each Party would not enter into this Agreement. Accordingly, if the Company or Parent fails promptly to make a payment due pursuant to this Section 8.3(b), and, in order to obtain such payment, Parent or Merger Sub on the one hand, or the Company on the other hand, commences a suit that results in a judgment against the other Party, such other Party shall pay to Parent and Merger Sub or the Company, as applicable, their reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in this Section 8.3(b) at the publicly announced prime rate of Bank of America, N.A. plus two percent (2.0%) per annum, compounded quarterly, from the date such payment was required to be paid. Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of a breach of this Agreement described in Section 8.2.

In no event shall more than one Company Termination Fee or Parent Termination Fee be payable hereunder.

(c)            Payment of Company Expenses. In the event this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iv), Parent shall promptly, but in no event later than the third Business Day following the date of termination of this Agreement, reimburse the Company for fees or expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers) incurred by the Company in connection with the authorization, preparation, negotiation, execution or performance of transactions contemplated by this Agreement, up to maximum amount of One Million Nine Hundred Ninety-Four Thousand Dollars ($1,994,000), (the “Parent Expense Reimbursement Fee”), payable by wire transfer of same day funds. If Parent fails promptly to make a payment due pursuant to this Section 8.3(c), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent, Parent shall pay to the Company its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in this Section 8.3(c) at the publicly announced prime rate of Bank of America, N.A. plus two percent (2.0%) per annum, compounded quarterly, from the date such payment was required to be paid. Payment of the fees described in this Section 8.3(c) shall not be in lieu of damages incurred in the event of a breach of this Agreement described in Section 8.2.

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Article IX

MISCELLANEOUS

Section 9.1            Non-Survival of Representations and Warranties. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, except that the covenants that by their terms survive the Effective Time and this Article IX shall survive the Effective Time.

Section 9.2            Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if such date is not a Business Day) of transmission by facsimile (but only if followed by transmittal by a nationally recognized overnight carrier for delivery on the next Business Day), or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if such date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent, Merger Sub, or the Surviving Corporation, to:

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814
Attention: Christopher W. Wright, Esq., General Counsel
Email: cwright@pacificethanol.com
Facsimile No.: (916) 403-2785

with copies to:

Troutman Sanders LLP
5 Park Plaza, 14th Floor
Irvine, CA 92614
Attention: Larry A. Cerutti, Esq.
Email: larry.cerutti@troutmansanders.com
Facsimile No.: (949) 622-2739

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If to the Company, to:

Aventine Renewable Energy Holdings, Inc.
1300 S. 2nd Street
Pekin, IL 61554
Attention: Christopher A. Nichols, Esq.
Email: Chris.Nichols@AventineREI.com
Facsimile No.: (309) 214-9026

with copies to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Attention: Ackneil M. Muldrow, III, Esq.
Email: tmuldrow@akingump.com
Facsimile No.: (212) 872-1002

Section 9.3            Interpretation; Other Remedies. The table of contents, captions and headings contained in this Agreement are solely for convenience of reference and shall not be used to interpret or construe this Agreement. The Parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

Section 9.4            Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be paid by Parent, Merger Sub or the Surviving Corporation, and expressly shall not be a liability of the stockholders of the Company.

Section 9.5            Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.6            Entire Agreement; Third-Party Beneficiaries. This Agreement and all exhibits and attachments hereto, including the Company Disclosure Schedule, the Parent Stockholders Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. Each of Parent, Merger Sub and the Company agrees that this Agreement is not intended to, and does not, confer upon any Person, other than the Parties to this Agreement, any rights or remedies, and the Company only shall be entitled to enforce any remedies against Parent and Merger Sub on the one hand, and Parent and Merger Sub shall only be entitled to enforce any remedies against the Company on the other (in each case, including pursuant to Section 9.11 (related to specific performance)) for any breach or violation of this Agreement. Notwithstanding the foregoing, each Company Indemnified Party shall be an express third party beneficiary of and shall be entitled to rely upon Section 6.12 (notwithstanding this Section 9.6). Each of Parent, Merger Sub and the Company also agrees that their respective representations, warranties, covenants, obligations and other agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement.

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Section 9.7            Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent may assign or pledge as collateral this Agreement or any of its rights and obligations hereunder to an affiliate of Parent or to any financing sources. Any purported assignment in violation of this Section 9.7 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 9.8            Amendment. This Agreement may be modified or amended by the Parties hereto, by or pursuant to action taken by their respective Boards of Directors, in the case of Merger Sub or the Company, or Parent, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or by the stockholder of Merger Sub, but, after any such approval if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NASDAQ require further approval of the Company stockholders, the effectiveness of such amendment or waiver shall be subject to the approval of the Company stockholders; provided, however, that no modification or amendment of this Agreement or of any provision of this Agreement shall be valid or enforceable unless in writing duly executed by each of the Parties hereto.

Section 9.9            Waiver. At any time prior to the Effective Time, the Parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (ii) waive any inaccuracies in the other Parties’ representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the other Parties’ agreements or conditions contained herein which may legally be waived. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure of any Party to exercise any power given such Party hereunder or to insist upon strict compliance by any party with its obligations hereunder, and no custom or practice of the parties in variance with the terms hereof, shall constitute a waiver of that Party’s right to demand exact compliance with the terms hereof. Any waiver shall not obligate that Party to agree to any further or subsequent waiver or affect the validity of the provision relating to any such waiver.

Section 9.10        Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

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Section 9.11        Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.12        Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.13        Jurisdiction. Each of the Parties hereto irrevocably and unconditionally agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, if (and only if) the Court of Chancery does not accept jurisdiction over a particular matter, any court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or Proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

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Section 9.14        Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED BY THE PARTIES IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.14.

Section 9.15        Disclosure. Any matter disclosed in any Section of a Party’s Disclosure Schedule shall be considered disclosed for other sections of such Disclosure Schedule, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular Section of a Party’s Disclosure Schedule in light of the disclosure made in such section. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

[Remainder of Page Intentionally Left Blank]

Annex A - 91

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

PACIFIC ETHANOL, INC.

By: /s/ NEIL M. KOEHLER

Name: Neil M. Koehler

Title: President & Chief Executive Officer

AVR MERGER SUB, INC.

By: /s/ NEIL M. KOEHLER
Name: Neil M. Koehler

Title: President & Chief Executive Officer

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.

By: /s/ MARK BEEMER
Name: Mark Beemer
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex A - 92

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is dated as of March 31, 2015, among PACIFIC ETHANOL, INC., a Delaware corporation (“Parent”), AVR MERGER SUB, INC., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and AVENTINE RENEWABLE ENERGY HOLDINGS, INC., a Delaware corporation (the “Company”).

RECITALS:

A.          Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger dated as of December 30, 2014 (the “Agreement”). Capitalized terms not defined herein shall have the meanings attributed to them in the Agreement.

B.          The Parties desire to amend the Agreement to (i) specify that the Company Stockholders’ Meeting would occur as promptly as practicable after the declaration of effectiveness of the Registration Statement rather than within forty-five days after the declaration of effectiveness of the Registration Statement as set forth in Section 6.7(a) of the Agreement; (ii) remove the requirement contained in Section 7.1(f) of the Agreement that the VWAP per share of Parent Voting Common Stock, as reported on NASDAQ for the twenty (20) Trading Days immediately preceding the Closing Date, equals or exceeds $10.00; (iii) provide that Parent will identify individuals to be party to employment agreements pursuant to Section 7.2(f) of the Agreement and provide such individuals the principal terms of employment, in each case, as promptly as practicable following the date hereof but no later than on or prior to May 1, 2015; and (iv) specify that the condition in Section 7.2(k) of the Agreement shall be deemed to have been satisfied without any further action if Parent has not provided notice to the Company within 20 days after receipt of the current and valid Phase I environmental site assessment for the Company’s production facility in Pekin, Illinois, that the cost of remediation of the Company’s production facility in Pekin, Illinois would in the reasonable determination of Parent be expected to exceed $3,300,000 in the aggregate.
AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.          Amendment. The Parties hereby amend the Agreement as follows:

(a)          The first sentence of Section 6.7(a) of the Agreement is hereby amended by deleting such sentence in its entirety and inserting in its place the following

“The Company, acting through the Company Board, shall take all actions in accordance with the DGCL, the Company Certificate or Company Bylaws or similar governing documents of the Company and all applicable Laws to promptly and duly call, give notice of, convene and hold as promptly as practicable after the declaration of effectiveness of the Registration Statement, the Company Stockholders’ Meeting for the purpose of considering and voting upon the Company Voting Proposal.”

Annex A - 93

(b)           Section 7.1(f) of the Agreement is hereby amended by deleting such section in its entirety and inserting in its place the following:

“(f)          [INTENTIONALLY OMITTED.]”

(c)          Section 7.2(f) of the Agreement is hereby amended by deleting such sentence in its entirety and inserting in its place the following:

“(f)          Employment Agreements. The execution and delivery by those individuals identified by Parent in writing as promptly as practicable following the date hereof but no later than on or prior to May 1, 2015 of employment agreements between such individuals and Parent, in each case in a form substantially similar to the form of employment agreements entered into between Parent and its employees holding similar positions. The delivery of the written notification to each such individuals shall contain the principal terms of employment including title, duties, compensation and term.”

(d)          Section 7.2(k) of the Agreement is hereby amended by deleting such section in its entirety and inserting in its place the following:

“(k)          Phase I Environmental Site Assessment. Parent shall have received a current and valid Phase I environmental site assessment, performed in accordance with the applicable technical standard, along with a reliance letter if applicable, for the Company’s production facility in Pekin, Illinois, and such assessment shall not reveal any condition(s) (except any condition(s) that would be reasonably apparent to a reasonable Person under Parent’s circumstances from the information disclosed to Parent in the Company’s Disclosure Schedules or in the Dataroom on or prior to December 21, 2014, including from any previous Phase I environmental site assessments performed on the Company’s production facility in Pekin, Illinois disclosed to Parent in the Dataroom on or prior to such date), that would reasonably be expected to give rise to a cost of remediation exceeding $3,300,000 in the aggregate (including the aforementioned reasonably apparent condition(s)) for the Company’s production facility in Pekin, Illinois; provided, that the condition in this Section 7.2(k) shall be deemed to have been satisfied without any further action if Parent has not provided notice to the Company within 20 days after receipt of the current and valid Phase I environmental site assessment for the Company’s production facility in Pekin, Illinois, that the cost of remediation of the Company’s production facility in Pekin, Illinois would in the reasonable determination of Parent be expected to exceed $3,300,000 in the aggregate (the “Remediation Notice”). If Parent timely provides the Remediation Notice, but without, however, affecting the satisfaction of the foregoing condition to Closing, the Parties will negotiate in good faith to develop a remediation plan that is mutually acceptable to the Parties.”

2.          No Other Amendments. Except as otherwise provided in this Amendment, no other amendments to the Agreement (including the Schedules or Exhibits thereto) are hereby made or intended, and the Agreement remains in full force and effect and legally binding on the Parties. This Amendment may be executed in counterparts, including facsimile counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(Signature page follows.)

Annex A - 94

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

PACIFIC ETHANOL, INC.

By: /s/ Neil M. Koehler

Name: Neil M. Koehler

Title: President & Chief Executive Officer

AVR MERGER SUB, INC.

By: /s/ Neil M. Koehler
Name: Neil M. Koehler

Title: President & Chief Executive Officer

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.

By: /s/ Mark Beemer
Name: Mark Beemer
Title: Chief Executive Officer

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER]

Annex A - 95

Annex B

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PACIFIC ETHANOL, INC.
a Delaware corporation

PACIFIC ETHANOL, INC. a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.     The name of the Corporation is PACIFIC ETHANOL, INC.

2.     That the Corporation’s Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 28, 2005 (the “Original Certificate”). The following were subsequently filed: (i) Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock filed with the Secretary of State of Delaware on April 12, 2006; (ii) Certificate of Designations, Powers, Preferences and Rights of the Series B Cumulative Convertible Preferred Stock filed with the Secretary of State of Delaware on March 26, 2008; (iii) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on June 3, 2010; (iv) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on June 6, 2011; and (v) Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on May 10, 2013 (the Original Certificate, together with the subsequently filed certificates, shall be collectively referred to as the “Certificate of Incorporation”).

3.     The Certificate of Incorporation of the Corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article FOURTH:

“FOURTH: The total number of shares of all classes of stock that the corporation shall have authority to issue is [●] shares, consisting of (A) three hundred million (300,000,000) shares of Common Stock, with the par value of $0.001 per share (“Common Stock”), (B) [●] shares of Non-Voting Common Stock, with the par value of $0.001 per share (“Non-Voting Common Stock”) and (C) ten million (10,000,000) shares of Preferred Stock, with the par value of $0.001 per share (“Preferred Stock”), each having the rights set forth in this Article FOURTH.

4.1     Common Stock. Except as otherwise provided by the General Corporation Law of the State of Delaware or in this Article FOURTH (or in any certificate of designation establishing a series of Preferred Stock), the holders of Common Stock shall exclusively possess all voting power of the corporation. Each share of Common Stock shall be equal in all respects to every other share of Common Stock. Each holder of record of issued and outstanding Common Stock shall be entitled to one (1) vote on all matters for each share so held. Subject to the rights and preferences, if any, of the holders of Preferred Stock, each issued and outstanding share of Common Stock shall entitle the record holder thereof to receive dividends and distributions out of funds legally available therefor, when, as and if declared by the board of directors of this corporation (the “Board of Directors”), in such amounts and at such times, if any, as the board of directors shall determine, ratably in proportion to the number of shares of Common Stock held by each such record holder. Upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, after there shall have been paid to or set aside for the holders of any class of capital stock having preference over the Common Stock in such circumstances the full preferential amounts to which they are respectively entitled, the holders of the Common Stock, and of any class or series of capital stock entitled to participate in whole or in part therewith as to the distribution of assets, shall be entitled, after payment or provision for the payment of all debts and liabilities of the corporation, to receive the remaining assets of the corporation available for distribution, in cash or in kind, ratably in proportion to the number of shares of Common Stock (or any class or series of capital stock entitled to participate in whole or in part therewith) held by each such holder.

Annex B - 1

4.2     Non-Voting Common Stock. Each share of Non-Voting Common Stock shall rank equally in all respects and shall be subject to the following provisions of this Certificate of Incorporation.

4.2.1      Rank. Non-Voting Common Stock shall, with respect to rights on liquidation, winding up and dissolution, rank equally with the Common Stock.

4.2.2      Dividends. Holders of Non-Voting Common Stock shall receive dividends and distributions on parity in all respects with holders of Common Stock; provided, however, that if holders of shares of Common Stock become entitled to receive a distribution or dividend of shares of Common Stock, holders of Non-Voting Common Stock shall receive, in lieu of the shares of Common Stock that they are entitled to receive, an equal number of shares of Non-Voting Common Stock. Dividends or distributions payable pursuant to the preceding sentence shall be payable on the same date that such dividends or distributions are payable to the holders of record of Common Stock.

4.2.3      Liquidation Preference. Holders of Non-Voting Common Stock shall be entitled to receive, in all respects, the same preference as holders of Common Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation.

4.2.4      Voting Rights.

(A)      Except as set forth in Section 4.2.4(B) and Section 4.2.4(C) below, holders of shares of Non-Voting Common Stock shall not be entitled to vote (in their capacity as holders of Non-Voting Common Stock) on any matter submitted to a vote of the stockholders of the corporation, but shall be entitled to prior written notice of, and to attend and observe, all special and annual meetings of the stockholders of the corporation.

(B)      So long as any shares of Non-Voting Common Stock are outstanding, the corporation shall not, without the affirmative vote at a meeting called for that purpose by holders of at least a majority of the then outstanding shares of Non-Voting Common Stock, voting as a single and separate class, amend, alter or repeal any provision of this Article FOURTH or any other provision of the Certificate of Incorporation (by any means, including by merger, consolidation, reclassification, or otherwise) so as to, or in a manner that would, disproportionately and adversely affect the preferences, rights, privileges or powers of the Non-Voting Common Stock relative to the preferences, rights, privileges or powers of the Common Stock.

(C)      The consent or votes required by Section 4.2.4(B) hereof shall be in addition to any approval of stockholders of the corporation which may be required by applicable law or pursuant to any provision of this Certificate of Incorporation.

Annex B - 2

4.2.5      Conversion.

(A)      Optional Conversion; Conversion Upon Transfer.

(i)      Holders of Non-Voting Common Stock shall have the right, at any time and from time to time, at the option of such holder, to convert any share of Non-Voting Common Stock held by such holder into one fully paid and non-assessable share of Common Stock, subject to the provisions contained in Section 4.2.5(A)(iii) and subject to the adjustments as described in Section 4.2.5(C) hereof.

(ii)      Notwithstanding anything contained in Section 4.2.5(A)(i), at any time when a share of Non-Voting Common Stock is not or ceases to be owned by an Initial Holder or an Affiliate of an Initial Holder, such share of Non-Voting Common Stock, without any further action or deed on the part of the corporation or any other Person, shall automatically convert into one (1) fully paid and non-assessable share of Common Stock subject to adjustments as described in Section 4.2.5(C) hereof.

(iii)      Notwithstanding anything to the contrary contained in this Article FOURTH, no Non-Voting Common Stock shall be convertible to Common Stock to the extent (but only to the extent) that after giving effect to such conversion pursuant to this Section 4.2.5, the holder (together with any of its Affiliates) of the Common Stock received from such conversion would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Common Stock of the corporation. To the extent the above limitation applies, the determination of whether the Non-Voting Common Stock shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the holder or any of its Affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as the case may be, as among all such securities owned by the holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the corporation for conversion, exercise or exchange (as the case may be). No prior inability to convert the Non-Voting Common Stock pursuant to this Section 4.25(A)(iii) shall have any effect on the applicability of the provisions of this Section 4.25(A)(iii) with respect to any subsequent determination of exercisability. For the purposes of this Section 4.25(A)(iii), beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent permitted by applicable law, the provisions of this Section 4.25(A)(iii) shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 4.25(A)(iii) to correct this Section 4.25(A)(iii) (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. For purposes of determining Maximum Percentage, in determining the number of outstanding shares of Common Stock, the holder of Non-Voting Common Stock may rely on the number of outstanding shares of Common Stock as reflected in (1) the corporation’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the corporation or (3) any other notice by the corporation or the corporation’s transfer agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of the holder of Non-Voting Common Stock, the corporation shall within one (1) Business Day confirm orally and in writing to such holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock. By written notice to the corporation, any holder of Non-Voting Common Stock may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the corporation, and (ii) any such increase or decrease will apply only to the holder sending such notice and not to any other holder of Non-Voting Common Stock.

Annex B - 3

(B)      Mechanics of Conversion.

(i)      In order to exercise its conversion right pursuant to Section 4.2.5(A)(i), a holder of Non-Voting Common Stock shall (i) surrender the certificate or certificates representing shares of Non-Voting Common Stock at the office of the corporation (or any transfer agent of the corporation previously designated by the corporation to the holders of Non-Voting Common Stock for this purpose) with a written notice of election to convert, completed and signed, specifying the number of shares to be converted.

(ii)      Each conversion shall be deemed to have been effected immediately prior to the close of business on (x) in the case of conversion pursuant to Section 4.2.5(A)(i) hereof, the sixty-first (61st) day following the day on which the certificates for shares of Non-Voting Common Stock shall have been surrendered and such notice received by the corporation pursuant to Section 4.2.5(B)(i), and (y) in the case of conversion pursuant to Section 4.2.5(A)(ii) hereof, the date the Non-Voting Common Stock is not or ceases to be owned by an Initial Holder or an Affiliate of an Initial Holder (in either case, the “Conversion Date”). On the Conversion Date: (a) the Person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time, and (b) the shares of Non-Voting Common Stock so converted shall no longer be deemed to be outstanding, and all rights of a holder with respect to such shares shall immediately terminate except the right to receive the Common Stock pursuant to this Section 4.2.5. All shares of Common Stock delivered upon conversion of the Non-Voting Common Stock shall, upon delivery, be duly and validly authorized and issued, fully paid and nonassessable.

(iii)      Holders of shares of Non-Voting Common Stock at the close of business on the record date for any payment of a dividend in which shares of Non-Voting Common Stock are to participate pursuant to Section 4.2.2 hereof shall be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion thereof following such dividend payment record date and prior to such dividend payment date.

(iv)      The corporation shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued Common Stock, solely for the purpose of effecting conversions of the Non-Voting Common Stock, the aggregate number of shares of Common Stock issuable upon conversion of the Non-Voting Common Stock (as if all shares of Non-Voting Common Stock are so convertible). To the extent that shares of Common Stock are listed or traded on a securities exchange, the corporation shall procure, at its sole expense, the listing of all shares of Common Stock issuable upon conversion of the Non-Voting Common Stock, subject to issuance or notice of issuance, on such stock exchange, and shall take all action as may be necessary to ensure that all shares of Common Stock issuable upon conversion of Non-Voting Common Stock shall be issued without violation of any applicable law or regulation or of any requirement of such securities exchange.

(v)      Issuance of certificates for shares of Common Stock upon conversion of the Non-Voting Common Stock shall be made without charge to the holder of shares of Non-Voting Common Stock or any of its transferees for any issue or transfer tax (other than taxes in respect of any transfer of Non-Voting Common Stock occurring contemporaneously therewith) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the corporation; provided, however, that the corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Common Stock in a name other than that of the transferee of the Non-Voting Common Stock pursuant to Section 4.2.5(A)(ii) hereof, and no such issuance or delivery need be made unless and until the Person requesting such issuance or delivery has paid to the corporation the amount of any such tax or has established, to the reasonable satisfaction of the corporation, that such tax has been, or will timely be, paid.

Annex B - 4

(vii)      Each share of Common Stock issued as a result of conversion of Non-Voting Common Stock shall be accompanied by any rights associated generally with each other share of Common Stock outstanding as of the applicable Conversion Date.

(C)      Adjustments to Non-Voting Common Stock. From and after the date hereof, Non-Voting Common Stock shall be adjusted from time to time as follows:

(i)      Stock Splits, Subdivisions, Reclassifications or Combinations. If the corporation shall (a) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (b) combine or reclassify the outstanding Common Stock into a smaller number of shares, the Non-Voting Common Stock shall be equally and ratably subdivided, combined or reclassified on the same basis as that of Common Stock.

(ii)      Other Distributions. In case the corporation shall fix a record date for the making of a dividend or distribution to all holders of shares of its Common Stock of (a) shares of any class or of any Person other than shares of the corporation’s Common Stock, (b) evidence of indebtedness of the corporation or any Subsidiary, (c) assets (excluding dividends or distributions covered by Section 4.2.5(C)(i)), or (d) rights or warrants in respect of any of the foregoing, in each such case all holders of Non-Voting Common stock shall receive such dividend or distribution equally and ratably in all respects with holders of Common Stock.

(iii)      Certain Repurchases of Common Stock. In the event that the corporation effects a Pro Rata Repurchase (as defined below) of Common Stock, the corporation shall, simultaneously with the Offer related to such Pro Rata Repurchase of Common Stock, offer, in writing and in compliance with applicable laws, to all holders of Non-Voting Common Stock to purchase, on an equal, share-for-share basis, a percentage of all shares of Non-Voting Common Stock equal to the percentage of all shares of Common Stock that the corporation has offered to purchase under the related Offer, which offer to the holders of Non-Voting Common Stock shall be open for the same period, offer the same form and value of consideration, and otherwise be on the same terms and conditions, as such Offer to the holders of Common Stock in all respects.

As used in this Section 4.2.5(C)(iii): “Pro Rata Repurchase” means any purchase of shares of Common Stock by the corporation or any Subsidiary thereof pursuant to any Offer. “Offer” means any tender offer or exchange offer subject to Section 13(e) of the Exchange Act, or pursuant to any other offer available to substantially all holders of Common Stock, whether for cash, shares of capital stock of the corporation, other securities of the corporation, evidences of indebtedness of the corporation or any other Person or any other property (including, without limitation, shares of capital stock, other securities or evidences of indebtedness of a Subsidiary of the corporation), or any combination thereof, effected while the Non-Voting Common Stock is outstanding.

(iv)      Business Combinations. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock covered by Section 4.2.5(C)(i)), lawful provision shall be made as part of the terms of such Business Combination or reclassification whereby the holder of each share of Non-Voting Common Stock then outstanding shall have the right thereafter, to convert such share only into the kind and amount of securities, cash and other property receivable upon the Business Combination or reclassification by holders of Common Stock; provided, that, if the holders of at least a majority of the outstanding shares of Non-Voting Common Stock so elect, any such security receivable upon such Business Combination or reclassification by holders of Common Stock shall not have voting rights greater than those contained in Section 4.2.4 hereof.

Annex B - 5

(v)      Adjustment for Unspecified Actions. If the corporation takes any action affecting the Common Stock, other than an action described in this Section 4.2.5(C), which would materially adversely affect the conversion rights of the holders of shares of Non-Voting Common Stock, the provisions of this Certificate of Incorporation shall be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Directors of the corporation may determine in good faith to be equitable in the circumstances.

(vi)      Notices. In the event that the corporation shall give notice or make a public announcement to the holders of Common Stock of any action of the type described in this Section 4.2.5(C) or in Sections 4.2.2 or 4.2.4 hereof, the corporation shall, at the time of such notice or announcement, and in the case of any action which would require the fixing of a record date, at least ten (10) days prior to such record date, give notice to the holders of shares of Non-Voting Common Stock, by mail, first class postage prepaid, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Non-Voting Common Stock and the number, kind or class of shares or other securities or property which shall be deliverable upon conversion of the Non-Voting Common Stock.

4.2.6      Certain Other Provisions.

(A)     The provisions of this Section 4.2 shall not be in effect at any time that there are no shares of Non-Voting Common Stock outstanding.

(B)      No provision in this Section 4.2 shall be construed to limit or impair the right of each holder of Non-Voting Common Stock to participate equally and ratably in dividends and distributions pursuant to Section 4.2.2 hereof, the operation of any of the provisions of Section 4.2.5 hereof or the rights, preferences and privileges of a holder of Non-Voting Common Stock pursuant to Sections 4.2.1 and 4.2.3 hereof.

(C)      If any Non-Voting Common Stock certificate shall be mutilated, lost, stolen or destroyed, the corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the certificate lost, stolen or destroyed, a new Non-Voting Common Stock certificate of like tenor and representing an equivalent amount of Non-Voting Common Stock, upon receipt of evidence of such loss, theft or destruction of such certificate and, if requested by the corporation, an indemnity on customary terms for such situations reasonably satisfactory to the corporation.

(D)      The corporation shall not, by amendment of this Certificate of Incorporation or through reorganization, consolidation, merger, dissolution, sale of assets, or otherwise, avoid or seek to avoid the observance or performance of any of the terms of this Section 4.2, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holders of Non-Voting Common Stock against dilution or impairment. At all times, the corporation shall take all such actions as may be necessary or appropriate in order that the corporation may validly and legally issue shares of Common Stock as herein contemplated upon conversion of the shares of Non-Voting Common Stock.

Annex B - 6

(E)      The headings and various subdivisions used within this Section 4.2 are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

4.2.7      Definitions. Unless the context otherwise requires, when used in this Section 4.2, the following terms shall have the meaning indicated.

“Affiliate” means with respect to any Person, any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (and correlative terms “controlling,” “controlled by” and “under common control with”) means possession of the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Business Combination” means (i) any reorganization, consolidation, merger, share exchange or similar business combination transaction involving the corporation or (ii) the sale, assignment, conveyance, transfer, lease or other disposition by the corporation of all or substantially all of its assets.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Initial Holder” means any Person who received shares of Non-Voting Common Stock upon the closing of that certain Agreement and Plan of Merger by and among Pacific Ethanol, Inc., Aventine Merger Sub, Inc. and Aventine Renewable Energy Holdings, Inc. dated December [●], 2014.

“Person” means an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

“Subsidiary” of a Person means (i) a corporation, a majority of whose stock with voting power, under ordinary circumstances, to elect directors is at the time of determination, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person, or (ii) any other entity (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest.

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4.3      Preferred Stock. The Board of Directors is authorized by resolution or resolutions, from time to time adopted, to provide for the issuance of Preferred Stock in one or more series and to fix and state the voting powers, designations, preferences and relative participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof, including, but not limited to, determination of one or more of the following:

(i)     the distinctive designations of each such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by the Board of Directors;

(ii)     the annual rate or amount of dividends payable on shares of such series, whether such dividends shall be cumulative or non-cumulative, the conditions upon which and the dates when such dividends shall be payable, the date from which dividends on cumulative series shall accrue and be cumulative on all shares of such series issued prior to the payment date for the first dividend of such series, the relative rights of priority, if any, of payment of dividends on the shares of that series, and the participating or other special rights, if any, with respect to such dividends;

(iii)     whether such series will have any voting rights in addition to those prescribed by law and, if so, the terms and conditions of the exercise of such voting rights;

(iv)     whether the shares of such series will be redeemable or callable and, if so, the prices at which, and the terms and conditions on which, such shares may be redeemed or called, which prices may vary under different conditions and at different redemption or call dates;

(v)     the amount or amounts payable upon the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of such series;

(vi)     whether the shares of such series shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and if so entitled, the amount of such fund and the manner of its application, including the price or prices at which such shares may be redeemed or purchased through the application of such fund;

(vii)     whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of capital stock of the corporation, and if so convertible or exchangeable, the conversion price or prices, or the rate or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms of such conversion or exchange;

(viii)     whether the shares of such series that are redeemed or converted shall have the status of authorized but unissued shares of Preferred Stock and whether such shares may be reissued as shares of the same or any other series of stock;

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(ix)     the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by the corporation, or any subsidiary thereof, of, the Common Stock or any other class (or other series of the same class) ranking junior to the shares of such series as to dividends or upon liquidation, dissolution or winding up of the corporation; and

(x)     the conditions and restrictions, if any, on the creation of indebtedness of the corporation, or any subsidiary thereof, or on the issue of any additional stock ranking on parity with or prior to the shares of such series as to dividends or upon liquidation, dissolution or winding up of the corporation.

All shares within each series of Preferred Stock shall be alike in every particular, except with respect to the dates from which dividends, if any, shall commence to accrue.

4.4      Reverse Stock Split on June 8, 2011. On June 8, 2011 (the “First Split Date”), each share of common stock, par value $0.001 per share (the “Oldest Common Stock”), issued and outstanding immediately before the First Split Date, was reclassified as and changed into one-seventh (1/7) of a share of common stock, par value $0.001 per share (the “Newer Common Stock”). The corporation, through its transfer agent, provided certificates representing Newer Common Stock to holders of Oldest Common Stock in exchange for certificates representing Oldest Common Stock. From and after the First Split Date, certificates representing shares of Oldest Common Stock were cancelled and as of the First Split Date represent only the right of holders thereof to receive Newer Common Stock. The corporation did not issue fractional shares of Newer Common Stock. The reverse stock split did not increase or decrease the amount of stated capital or paid-in surplus of the corporation, and any fractional share that would otherwise be issuable as a result of the reverse stock split was rounded up to the nearest whole share of Newer Common Stock. From the First Split Date until the Second Split Date (as defined below), the term “Newer Common Stock” as used in this Article FOURTH shall mean Common Stock as provided in the Certificate of Incorporation. From and after the Second Split Date, the term “Newer Common Stock” as used in this Article FOURTH shall mean Older Common Stock as provided in the Certificate of Incorporation.

4.5       Reverse Stock Split on May 14, 2013. On May 14, 2013 (the “Second Split Date”), each share of common stock, par value $0.001 per share (the “Older Common Stock”), issued and outstanding immediately before the Second Split Date, was reclassified as and changed into one-fifteenth (1/15) of a share of common stock, par value $0.001 per share (the “Newest Common Stock”). The corporation, through its transfer agent, provided certificates representing Newest Common Stock to holders of Older Common Stock in exchange for certificates representing Older Common Stock. From and after the Second Split Date, certificates representing shares of Older Common Stock were cancelled and now represent only the right of holders thereof to receive Newest Common Stock. The corporation did not issue fractional shares of Newest Common Stock. The reverse stock split did not increase or decrease the amount of stated capital or paid-in surplus of the corporation, and any fractional share that would otherwise be issuable as a result of the reverse stock split was rounded up to the nearest whole share of Newest Common Stock. From and after the Second Split Date, the term “Newest Common Stock” as used in this Article FOURTH shall mean common stock as provided in the Certificate of Incorporation.”

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4.     The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.     The Effective Date of this Amendment will be [●], 2015 at 12:01 a.m. Eastern Time.

IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed this [●]th day of [●], 2015.

/s/ Christopher W. Wright
Christopher W. Wright

Vice President, General Counsel & Secretary

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ANNEX C-1

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (the “Stockholders Agreement”), dated as of December 30, 2014, is by and among those entities holding shares of Aventine Renewable Energy Holdings, Inc. as set forth in the signature pages hereto (each a “Stockholder”; and collectively, “Stockholders”) and Pacific Ethanol, Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Stockholders Agreement, Parent, AVR Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the “Merger Sub”), and Aventine Renewable Energy Holdings, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, which provides for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Merger Agreement;

WHEREAS, in the aggregate, Stockholders hold of record and own beneficially the number of shares of the Company’s capital stock set forth on Exhibit A, certain of which shares, as noted on Exhibit A, are subject to pending sales by Stockholders to a third party pursuant to one or more transfer agreements entered into prior to the date hereof (collectively, the “Third Party Transfers”);

WHEREAS, Stockholders wish to enter into this Stockholders Agreement solely with respect to their respective Pro Rata Share of an aggregate 51% of the issued and outstanding shares of capital stock of the Company (the Stockholders’ shares described herein, collectively, the “Shares,” are set forth on Exhibit B); for purposes of this Stockholders Agreement, “Pro Rata Share” means, as to any Stockholder, a fraction, (i) the numerator of which is the number of shares of the Company’s capital stock held by the Stockholder as set forth on Exhibit A, and (ii) the denominator of which is the sum of (A) the number of shares of the Company’s capital stock held by all Stockholders, in each case after the Third Party Transfers, and (B) the CS Shares (as defined in Section 16 below); and

WHEREAS, Stockholders stand to receive a material benefit from the Merger in the form of the consideration payable in the Merger in respect of the Shares and, as a condition to entering into the Merger Agreement, Parent has required that Stockholders agree, and Stockholders have agreed, to enter into this Stockholders Agreement.

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NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and obligations set forth herein, and intending to be legally bound hereby, each of the parties hereto agrees as follows:

1.          Representations and Warranties of Stockholders. Each Stockholder hereby severally, but not jointly, represents and warrants, as to itself only, to Parent as follows:

(a)          Title. As of the date hereof, such Stockholder holds of record and owns beneficially, free and clear of any Encumbrances (other than restrictions under applicable securities Laws), all of the Shares set forth opposite its name on Exhibit B hereto. Other than the Shares and those additional shares of Company stock set forth on Exhibit A, such Stockholder does not, directly or indirectly, own any shares of capital stock of the Company, any option, warrant or other right to acquire shares of capital stock of the Company or any other securities of the Company. Other than the agreements subject to the Third Party Transfers, such Stockholder is not a party to any executory written or oral agreement, contract, subcontract, lease, instrument, commitment or undertaking of any nature (“Contract”) (other than this Stockholders Agreement) that could require such Stockholder to sell, transfer or otherwise dispose of any capital stock of the Company and each Subsidiary of the Company.

(b)          Right to Vote. Such Stockholder has full legal power, authority and right to vote all of the Shares, in favor of the approval and authorization of the Merger Agreement and the principal terms of the Merger without any approval, consent, ratification, permission, waiver or authorization (including any consents of Governmental Entities) (“Consent”) of, or any other action on the part of, any other Person. Without limiting the generality of the foregoing, except as otherwise provided in this Stockholders Agreement or as set forth on Exhibit B hereto, such Stockholder has not entered into any voting agreement with any Person with respect to any of the Shares, granted any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any Person limiting or affecting such Stockholder’s legal power, authority or right to vote the Shares on any matter.

(c)          Authority. Such Stockholder has full legal power, capacity, authority and right to execute and deliver, and to perform its obligations under, this Stockholders Agreement. This Stockholders Agreement has been duly and validly authorized, executed and delivered by such Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms.

(d)          Opportunity. Such Stockholder has had the opportunity to review this Stockholders Agreement and the Merger Agreement. Such Stockholder has had adequate opportunity to discuss the requirements of this Stockholders Agreement with his or her professional advisors to the extent such Stockholder has deemed necessary. Such Stockholder understands that its representations and agreements contained herein constitute a material inducement and condition to Parent and Merger Sub in entering the Merger.

(e)          No Conflicts; Consents. The execution and delivery of this Stockholders Agreement by such Stockholder does not and will not, and the performance of this Stockholders Agreement by such Stockholder will not, result in or constitute (with or without notice or lapse of time) any breach of or default under, or result (with or without notice or lapse of time) in the creation of any Encumbrance on any of the Shares pursuant to, any Contract to which such Stockholder is a party or by which such Stockholder or any of the Shares are bound or affected as of the date of this Stockholders Agreement. The execution and delivery of this Stockholders Agreement by such Stockholder does not and will not, and the performance of this Stockholders Agreement by such Stockholder will not, require any Consent of any Person.

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(f)          Due Organization.

(i)          If such Stockholder is an Entity: (A) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction under which such Stockholder is organized; (B) the execution, delivery and performance of this Stockholders Agreement by such Stockholder has been duly authorized by all necessary action on the part of the board of directors of such Stockholder or other Persons performing similar functions; and (C) the execution and delivery of this Stockholders Agreement by such Stockholder does not and will not, and the performance of this Stockholders Agreement by such Stockholder will not, (I) result in or constitute any breach of or default under the partnership agreement or any of the other organizational documents of such Stockholder, or (II) require the approval of holders of voting or equity interests in Stockholder, other than any approval already obtained, except in each case as will not adversely affect the ability of such Stockholder to perform its obligations hereunder in any material respect or to consummate the transactions contemplated hereby in a timely manner.

(ii)          If such Stockholder is an executor of an estate or trustee of a trust: (A) such Stockholder is the sole executor or trustee of such estate or trust; (B) such Stockholder has the sole power and authority to act on behalf of and bind such estate or trust; and (C) the execution and delivery of this Stockholders Agreement by such Stockholder does not and will not, and the performance of this Stockholders Agreement by such Stockholder will not, (I) result in or constitute any breach of or default under the will, trust agreement or other document relating to such estate or trust, or (II) require the approval of any beneficiary of such estate or trust, other than any approval already obtained.

(g)          Accuracy of Representations and Warranties. All of such Stockholder's representations and warranties contained in this Stockholders Agreement will be accurate on the Closing as if made on and as of the Closing, provided, however, that Exhibits A and B may be updated as of Closing to reflect the consummation of the Third Party Transfers and/or transfers of shares or Shares permitted pursuant to the terms of this Stockholders Agreement.

2.          Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows:

(a)          Authority. Parent has full legal power, capacity, authority and right to execute and deliver, and to perform its obligations under, this Stockholders Agreement. This Stockholders Agreement has been duly and validly authorized, executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms.

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3.          Stockholder Covenants. Until the termination of this Stockholders Agreement in accordance with Section 8(b), each Stockholder hereby severally, but not jointly, as to itself only, agrees as follows:

(a)          Restrictions on Transfer. Such Stockholder agrees that, except for the Third Party Transfers, during the period from the Execution Date of the Merger Agreement through the Effective Time (the “Pre-Closing Period”), such Stockholder shall not directly or indirectly sell or otherwise transfer or dispose of, or pledge or otherwise permit to be subject to any Encumbrance (other than the Merger Agreement), any of the Shares, or any direct or indirect beneficial interest therein, unless such proposed transferee agrees, pursuant to a written agreement in form and content reasonably satisfactory to Parent, to be bound by, and comply with, the terms and provisions of this Stockholders Agreement in its entirety (subject to any necessary name or like changes) with respect to such transferred Shares.

(b)          Agreement to Vote. Such Stockholder agrees that, following the execution and delivery of the Merger Agreement, such Stockholder shall vote the Shares at regular or special meetings of stockholders of the Company, including adjournments thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought (i) with respect to the Merger and the Merger Agreement, in favor of any proposal to approve the Merger Agreement and the Merger and (ii) with respect to all other proposals submitted to the stockholders of the Company, which, directly or indirectly, would reasonably be expected to prevent or materially delay the consummation of the Merger or the transactions contemplated by the Merger Agreement, in such manner as Parent may direct. Such Stockholder agrees not to withdraw any such vote and not to take any other action that is inconsistent with such Stockholder’s obligation to vote in favor of approval of the Merger Agreement and the Merger or that may have the effect of delaying or interfering with the Merger.

(c)          Market Stand-Off Agreement. Except as provided herein, such Stockholder will not, without the prior written consent of Parent, directly or indirectly offer, sell or contract or grant any option to sell, or otherwise dispose of (including short sales, sales against the box and/or other hedging or derivative transactions), pledge or transfer 100% of the shares of Parent Stock acquired by such Stockholder (including any Parent Voting Common Stock into which any Parent Non-Voting Common Stock is converted) pursuant to the terms of the Merger Agreement in exchange for the Shares (the “Restricted Merger Consideration Shares”) for a period commencing on the Closing Date and continuing through (i) the 30th day thereafter, after which an aggregate of 25% of the Restricted Merger Consideration Shares shall be released from the foregoing restrictions, (ii) the 60th day thereafter, after which an aggregate of 50% of the Restricted Merger Consideration Shares shall be released from the foregoing restrictions, (iii) the 90th day thereafter, after which an aggregate of 75% of the Restricted Merger Consideration Shares shall be released from the foregoing restrictions, and (iv) the 120th day thereafter, after which an aggregate of 100% of the Restricted Merger Consideration Shares shall be released from the foregoing restrictions. The foregoing sentence shall not apply to (A) transfers of Restricted Merger Consideration Shares to immediate family members or trusts, partnerships, limited liability companies or other entities for the benefit of such family members, (B) transfers of Restricted Merger Consideration Shares to a wholly-owned subsidiary, parent, general partner, limited partner, retired partner, member or retired member of the undersigned, or (C) transfers of Restricted Merger Consideration Shares by such Stockholder in non-public transactions; provided, however, that in each case, (1) such transferee takes such Restricted Merger Consideration Shares subject to all of the provisions of this Stockholders Agreement, and (2) no filing by any party (transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer of Restricted Merger Consideration Shares.

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(d)          No Actions. From and after the date hereof, except as otherwise permitted by this Stockholders Agreement, such Stockholder will not commit any act that would reasonably be expected to restrict or otherwise adversely affect in any material respect Stockholder’s legal power, authority and right to vote all of the Shares. Without limiting the generality of the foregoing, except as required by this Stockholders Agreement, from and after the date hereof, such Stockholder will not enter into any voting agreement with any Person with respect to any of the Shares, grant any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any Contract with any Person limiting or affecting such Stockholder’s legal power, capacity, authority or right to vote the Shares in favor of the Merger Agreement and the Merger.

(e)          No Solicitation. Such Stockholder shall not, nor shall it authorize or permit any officer, director, employee of such Stockholder or instruct any investment banker, financial advisor, attorney or other advisor or representative of such Stockholder to, directly or indirectly (i) solicit, initiate, or encourage the submission of, any Company Takeover Proposal, (ii) enter into any agreement with respect to or approve or recommend any Company Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to the Company or any Subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal. For the avoidance of doubt, a Stockholder may discuss any matters or information relating to the Company, any Subsidiary or any actual or potential Company Takeover Proposal with any of the partners, members, officers, directors, employees, advisors (including investment advisers), attorneys and other agents and representatives of (x) such Stockholder or any other Stockholder, (y) Credit Suisse AG or one or more of its Affiliates (“CS”) or (z) the Company; provided, that the Stockholder complies with its obligations under this Section 3(e).

(f)          Public Announcements. During the Pre-Closing Period, except as may be required under applicable Law, such Stockholder shall not (and such Stockholder shall not permit any of its representatives to) issue any press release or make any public statement regarding this Stockholders Agreement, the Merger Agreement or the Merger, or regarding any of the other transactions contemplated by this Stockholders Agreement or the Merger Agreement, without Parent's prior written consent. Unless made available to the public by any Stockholder or its Affiliate, the foregoing shall not apply or otherwise restrict investor communications between any Stockholder and its investors.

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(g)          Exercise of Drag-Along. With respect to the Shares, such Stockholder, simultaneously with CS and each other Stockholder, hereby agrees to exercise its drag-along rights under Article 6 of the Aventine Stockholders Agreement in favor of the Merger Agreement and the Merger. Pursuant to such exercise, such Stockholder shall furnish, together with CS and each other Stockholder, a Sale Notice (as such term is defined in the Aventine Stockholders Agreement) to all other stockholders of the Company party to the Aventine Stockholders Agreement in accordance with the terms thereof. Furthermore, at the reasonable request of Parent, Company or any other Stockholder, such Stockholder agrees to execute such additional instruments and other writings, and take such other action, as Parent, Company or any other Stockholder may reasonably request to effect or evidence the performance of Article 6 of the Aventine Stockholders Agreement in connection with the Merger.

4.          Waiver of Dissenters’ Rights. Each Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, (a) any dissenters' rights or any similar right relating to the Merger that Stockholder may have by virtue of, or with respect to, all of its shares of capital stock of the Company, and (b) any right to object to the manner in which the consideration to be paid to the Stockholders of the Company in connection with the Merger is to be calculated or paid pursuant to the Merger Agreement, or the nature or amount of consideration to be paid to Stockholder or any other stockholder of the Company pursuant to the Merger Agreement.

5.          Parent Covenants. Until the termination of this Stockholders Agreement in accordance with Section 8(b), Parent hereby agrees not to consent to or permit the amendment of Section 6.13(b) of the Merger Agreement without the prior consent of Stockholders holding at least a majority of the Shares.

6.          Action in Stockholder Capacity Only. No Stockholder makes an agreement or understanding herein in such Stockholder’s capacity as a director, officer or employee of the Company. Each Stockholder is executing this Stockholders Agreement solely in such Stockholder’s capacity as a record holder and beneficial owner of the Shares, and nothing herein shall limit or affect any actions taken in such Stockholder's capacity as an officer, director or employee of the Company.

7.          Additional Shares. For the avoidance of doubt, if, after the date hereof, Stockholders acquire beneficial or record ownership of any additional shares of capital stock of the Company (any such shares, “Additional Shares”), including, without limitation, upon exercise of any option, warrant or right to acquire shares of capital stock of the Company or through any stock dividend or stock split, the provisions of this Stockholders Agreement applicable to the Shares shall not be applicable to such Additional Shares; provided, however, that the provisions of Section 4 of this Stockholders Agreement shall apply to any Additional Shares.

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8.          Amendments; Termination.

(a)          This Stockholders Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

(b)          This Stockholders Agreement shall terminate upon the first to occur of (i) the Closing Date, (ii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Stockholder pursuant to the Merger Agreement as in effect on the date hereof, (iii) the valid termination of the Merger Agreement in accordance with its terms, and (iv) the mutual written consent of all of the parties hereto. Upon due termination of this Stockholders Agreement, no party shall have any further obligations or liabilities under this Stockholders Agreement; provided, however, that: (x) no party shall be relieved of any obligation or liability arising from any prior breach by such party of any representation, warranty, covenant or obligation of Stockholders contained in this Stockholders Agreement; and (y) subject to Section 16, Stockholders shall, in all events, remain bound by and continue to be subject to the provisions set forth in Sections 7 (excluding the proviso therein), 8, 9, 11 through 15 and 17 through 19 of this Stockholders Agreement; and (z) if this Stockholders Agreement terminates as a result of the occurrence of the Closing Date, Stockholders shall, in all events, remain bound by and continue to be subject to the provisions set forth in the Sections referenced in subsection (y) above and Sections 3(c), 4 and 7 (including the proviso therein).

9.          Severability. If any term or other provision of this Stockholders Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Stockholders Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Stockholders Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Stockholders Agreement may be consummated as originally contemplated to the fullest extent possible. If the parties fail to so agree within ten (10) Business Days of such determination that any term or other provision is invalid, illegal or incapable of being enforced, such holding shall not affect the validity or enforceability of any other aspect hereof (or of such provision in another jurisdiction) and the parties agree and hereby request that the court or arbitrator(s) make such valid modifications to (or replacement of, if necessary) the invalid provision as are necessary and reasonable to most closely approximate the parties' intent as evidenced hereby as a whole.

10.          Execution in Counterparts; Exchanges by Facsimile or Electronic Transmission. This Stockholders Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures hereto and thereto were upon the same instrument. The exchange of a fully executed Stockholders Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the parties to the terms of this Stockholders Agreement.

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11.          Specific Performance. The parties hereto agree that the failure for any reason of a Stockholder to perform any of such Stockholder’s covenants or obligations under this Stockholders Agreement will cause irreparable harm or injury to Parent with respect to which money damages would not be an adequate remedy. Accordingly, such Stockholder agrees that, in seeking to enforce this Stockholders Agreement against such Stockholder, Parent shall be entitled to specific performance and injunctive and other equitable relief in addition to any other remedy available at law, in equity or otherwise.

12.          Governing Law; Submission to Jurisdiction.

(a)          This Stockholders Agreement shall be construed in accordance with, and governed in all respects by, the internal Laws of the State of Delaware (without giving effect to principles of conflicts of laws which would result in the application of the Law of any other jurisdiction). Any action, suit or proceeding relating to this Stockholders Agreement or the enforcement of any provision of this Stockholders Agreement may be brought or otherwise commenced in any state or federal court located in Wilmington, Delaware. Each party to this Stockholders Agreement: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (ii) agrees that each state and federal court located in Wilmington, Delaware shall be deemed to be a convenient forum; (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or proceeding commenced in any state or federal court located in Wilmington, Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Stockholders Agreement or the subject matter of this Stockholders Agreement may not be enforced in or by such court; and (iv) waives such party’s right to trial by jury.

(b)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS STOCKHOLDERS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(b).

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13.          Successors and Assigns. This Stockholders Agreement shall be binding upon: Parent and its successors and assigns (if any); each Stockholder and the Stockholders' heirs, executors, personal representatives, successors and assigns (if any). This Stockholders Agreement shall inure to the benefit of Parent and its respective successors and assigns (if any). Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that Parent may assign this Stockholders Agreement or any of the rights, interests hereunder to an affiliate of Parent or to any financing sources.

14.          Entire Agreement. This Stockholders Agreement and the Merger Agreement set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

15.          Notices. Any notice or other communication required or permitted to be delivered to any party under this Stockholders Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Parent, to:

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814
Attention: Christopher W. Wright, Esq., General Counsel
Email: cwright@pacificethanol.com
Facsimile No.: (916) 403-2785

with copy to:

Troutman Sanders LLP
5 Park Plaza, Suite 1400
Irvine, CA 92614
Attention: Larry A. Cerutti, Esq.
Email: larry.cerutti@troutmansanders.com
Facsimile No.: (949) 622-2739

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If to a Stockholder, to the address set forth beneath such Stockholders name on the signature page hereto with copy to:

Candlewood Investment Group, LP
777 Third Avenue, Suite 19B
New York, NY 10017
Attention: David Koenig
                   Janet Miller, General Counsel/COO
Email: dkoenig@candlewoodgroup.com; compliance@candlewoodgroup.com
Facsimile No.: (212) 493-4492

16.          Condition to Effectiveness. This Stockholders Agreement shall not be effective and shall be of no force or effect until (a) the Merger Agreement is executed by all parties thereto, (b) this Agreement is executed by all parties hereto and (c) such time as CS has executed an agreement substantially identical to this Stockholders Agreement with respect to all shares of the Company’s capital stock beneficially held by CS, after giving effect to the Third Party Transfers (collectively, the “CS Shares”), pursuant to which CS agrees to vote its Pro Rata Share of an aggregate 51% of the issued and outstanding shares of capital stock of the Company (together with the Shares) in favor of the Merger Agreement and the Merger.

17.          No Ownership Interest. Except as otherwise expressly provided herein, nothing contained in this Stockholders Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to each applicable Stockholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise expressly provided herein.

18.          Stockholder Obligations Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

19.          Definitions.

“Aventine Stockholders Agreement” means that certain Stockholders Agreement dated as of September 24, 2012 by and among Aventine Renewable Energy Holdings, Inc. and certain investors and stockholders party thereto.

“Encumbrance” means, except (i) as provided in the ordinary course with any Stockholder’s prime broker, or (ii) pursuant to the Aventine Stockholders Agreement, any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

[Remainder of Page Intentionally left Blank.]

Annex C-1 - 10

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first above written.

PACIFIC ETHANOL, INC.

By: /s/ NEIL M. KOEHLER
    Name: Neil M. Koehler

    Title: Chief Executive Officer

STOCKHOLDER: Candlewood Special Situations Master Fund, Ltd.

By: /s/ DAVID KOENIG
    Name: David Koenig

                Authorized Signatory

STOCKHOLDER: CWD OC 522 Master Fund, Ltd.

By: /s/ DAVID KOENIG

    Name: David Koenig

                Authorized Signatory

STOCKHOLDER: Candlewood Financial Opportunities Master Fund, LP

By: /s/ DAVID KOENIG

    Name: David Koenig

                Authorized Signatory

Annex C-1 - 11

STOCKHOLDER: Candlewood Financial Opportunities Fund, LLC

By: /s/ DAVID KOENIG

    Name: David Koenig

                Authorized Signatory

STOCKHOLDER: Flagler Master Fund SPC Ltd., for itself and on behalf  of its Class A Segregated Portfolio

By: /s/ DAVID KOENIG

    Name: David Koenig

                 Authorized Signatory

STOCKHOLDER: Flagler Master Fund SPC Ltd., for itself and on behalf of its Class B Segregated Portfolio

By: /s/ DAVID KOENIG

    Name: David Koenig

                Authorized Signatory

Annex C-1 - 12

EXHIBIT A

All Company capital stock held by Stockholders

	December 30,2014	Post-Third Party Transfers	Third Party Transfers
TOTAL held by Stockholders	8,439,977	7,600,533	(839,444)
Candlewood Special Situations Master Fund, Ltd.	3,913,400	3,859,390	(54,010)
CWD OC 522 Master Fund, Ltd.	3,476,269	2,902,228	(574,041)
Candlewood Financial Opportunities Master Fund, LP	253,440	246,392	(7,048)
Candlewood Financial Opportunities Fund, LLC	181,393	61,598	(119,795)
Flagler Master Fund SPC Ltd. – Class A Segregated Portfolio	431,378	432,052	674
Flagler Master Fund SPC Ltd. – Class B Segregated Portfolio	184,097	98,873	(85,224)

Annex C-1 - 13

EXHIBIT B

All Shares held by Stockholders & Related Proxy Documents

TOTAL held by Stockholders	5,299,342
Candlewood Special Situations Master Fund, Ltd.	2,690,894
CWD OC 522 Master Fund, Ltd.	2,023,529
Candlewood Financial Opportunities Master Fund, LP	171,792
Candlewood Financial Opportunities Fund, LLC	42,948
Flagler Master Fund SPC Ltd. – Class A Segregated Portfolio	301,241
Flagler Master Fund SPC Ltd. – Class B Segregated Portfolio	68,938

Credit Suisse	1,946,696[1]

Total	7,246,038	51.0%
	14,207,917
1.	Investment Management Agreement effective as of September 30, 2010 between the Candlewood Special Situations Master Fund, Ltd. and Candlewood Investment Group, LP
2.	Investment Management Agreement effective as of August 17, 2011 by and among Candlewood Investment Group, LP, CWD OC 522 Offshore Fund, Ltd., CWD OC 522 Master Fund, LTD., and that certain investor
3.	Investment Advisory Agreement made August 1, 2013 by and between Candlewood Financial Opportunities Master Fund, LP, Candlewood Investment Group Financial Advisors, LLC, and Candlewood Financial Opportunities General, LLC
4.	Investment Advisory Agreement made July 19, 2013 by and between Candlewood Financial Opportunities Fund, LLC, Candlewood Investment Group Financial Advisors, LLC, and Candlewood Financial Opportunities General, LLC
5.	Amended and Restated Investment Management Agreement effective as of May 28, 2014 entered into by and among Candlewood Investment Group, LP, Flagler Offshore Fund, Ltd., Flagler Master Fund SPC Ltd, on behalf of its Class A Segregated Portfolio and its Class B Segregated Portfolio and that certain investment advisor, general partner and/or managing member to investment funds or other accounts

_______________

1 As provided by Credit Suisse Securities (USA) LLC. Stockholders do not represent or warrant as to the accuracy of the Credit Suisse stockholder holdings.

Annex C-1 - 14

ANNEX C-2

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (the “Stockholders Agreement”), dated as of December 30, 2014, is by and among the entity holding shares of Aventine Renewable Energy Holdings, Inc. as set forth in the signature pages hereto (the “Stockholder”) and Pacific Ethanol, Inc., a Delaware corporation (“Parent”).

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Stockholders Agreement, Parent, AVR Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the “Merger Sub”), and Aventine Renewable Energy Holdings, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, which provides for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Merger Agreement;

WHEREAS, the Stockholder holds of record and owns beneficially the number of shares of the Company’s capital stock set forth on Exhibit A, certain of which shares, as noted on Exhibit A, are subject to pending sales by the Stockholder to a third party pursuant to one or more transfer agreements entered into prior to the date hereof (collectively, the “Third Party Transfers”);

WHEREAS, the Stockholder wishes to enter into this Stockholders Agreement solely with respect to its Pro Rata Share of an aggregate 51% of the issued and outstanding shares of capital stock of the Company (the Stockholder’s shares described herein, collectively, the “Shares,” are set forth on Exhibit B); for purposes of this Stockholders Agreement, “Pro Rata Share” means, as to the Stockholder, a fraction, (i) the numerator of which is the number of shares of the Company’s capital stock held by the Stockholder as set forth on Exhibit A, and (ii) the denominator of which is the sum of (A) the number of shares of the Company’s capital stock held by the Stockholder, in each case after the Third Party Transfers, and (B) the Candlewood Shares (as defined in Section 16 below); and

WHEREAS, the Stockholder stands to receive a material benefit from the Merger in the form of the consideration payable in the Merger in respect of the Shares and, as a condition to entering into the Merger Agreement, Parent has required that the Stockholder agrees, and the Stockholder has agreed, to enter into this Stockholders Agreement.

Annex C-2 - 1

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and obligations set forth herein, and intending to be legally bound hereby, each of the parties hereto agrees as follows:

1.          Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)          Title. As of the date hereof, such Stockholder holds of record and owns beneficially, free and clear of any Encumbrances (other than restrictions under applicable securities Laws), all of the Shares set forth opposite its name on Exhibit B hereto. Other than the Shares and those additional shares of Company stock set forth on Exhibit A, such Stockholder does not, directly or indirectly, own any shares of capital stock of the Company, any option, warrant or other right to acquire shares of capital stock of the Company or any other securities of the Company. Other than the agreements subject to the Third Party Transfers, such Stockholder is not a party to any executory written or oral agreement, contract, subcontract, lease, instrument, commitment or undertaking of any nature (“Contract”) (other than this Stockholders Agreement) that could require such Stockholder to sell, transfer or otherwise dispose of any capital stock of the Company and each Subsidiary of the Company.

(b)          Right to Vote. Such Stockholder has full legal power, authority and right to vote all of the Shares, in favor of the approval and authorization of the Merger Agreement and the principal terms of the Merger without any approval, consent, ratification, permission, waiver or authorization (including any consents of Governmental Entities) (“Consent”) of, or any other action on the part of, any other Person. Without limiting the generality of the foregoing, except as otherwise provided in this Stockholders Agreement or as set forth on Exhibit B hereto, such Stockholder has not entered into any voting agreement with any Person with respect to any of the Shares, granted any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any Person limiting or affecting such Stockholder’s legal power, authority or right to vote the Shares on any matter.

(c)          Authority. Such Stockholder has full legal power, capacity, authority and right to execute and deliver, and to perform its obligations under, this Stockholders Agreement. This Stockholders Agreement has been duly and validly authorized, executed and delivered by such Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms.

(d)          Opportunity. Such Stockholder has had the opportunity to review this Stockholders Agreement and the Merger Agreement. Such Stockholder has had adequate opportunity to discuss the requirements of this Stockholders Agreement with his or her professional advisors to the extent such Stockholder has deemed necessary. Such Stockholder understands that its representations and agreements contained herein constitute a material inducement and condition to Parent and Merger Sub in entering the Merger.

(e)          No Conflicts; Consents. The execution and delivery of this Stockholders Agreement by such Stockholder does not and will not, and the performance of this Stockholders Agreement by such Stockholder will not, result in or constitute (with or without notice or lapse of time) any breach of or default under, or result (with or without notice or lapse of time) in the creation of any Encumbrance on any of the Shares pursuant to, any Contract to which such Stockholder is a party or by which such Stockholder or any of the Shares are bound or affected as of the date of this Stockholders Agreement. The execution and delivery of this Stockholders Agreement by such Stockholder does not and will not, and the performance of this Stockholders Agreement by such Stockholder will not, require any Consent of any Person.

Annex C-2 - 2

(f)          Due Organization.

(i)          If such Stockholder is an Entity: (A) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction under which such Stockholder is organized; (B) the execution, delivery and performance of this Stockholders Agreement by such Stockholder has been duly authorized by all necessary action on the part of the board of directors of such Stockholder or other Persons performing similar functions; and (C) the execution and delivery of this Stockholders Agreement by such Stockholder does not and will not, and the performance of this Stockholders Agreement by such Stockholder will not, (I) result in or constitute any breach of or default under the partnership agreement or any of the other organizational documents of such Stockholder, or (II) require the approval of holders of voting or equity interests in Stockholder, other than any approval already obtained, except in each case as will not adversely affect the ability of such Stockholder to perform its obligations hereunder in any material respect or to consummate the transactions contemplated hereby in a timely manner.

(ii)          If such Stockholder is an executor of an estate or trustee of a trust: (A) such Stockholder is the sole executor or trustee of such estate or trust; (B) such Stockholder has the sole power and authority to act on behalf of and bind such estate or trust; and (C) the execution and delivery of this Stockholders Agreement by such Stockholder does not and will not, and the performance of this Stockholders Agreement by such Stockholder will not, (I) result in or constitute any breach of or default under the will, trust agreement or other document relating to such estate or trust, or (II) require the approval of any beneficiary of such estate or trust, other than any approval already obtained.

(g)          Accuracy of Representations and Warranties. All of such Stockholder's representations and warranties contained in this Stockholders Agreement will be accurate on the Closing as if made on and as of the Closing, provided, however, that Exhibits A and B may be updated as of Closing to reflect the consummation of the Third Party Transfers and/or transfers of shares or Shares permitted pursuant to the terms of this Stockholders Agreement.

2.          Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows:

(a)          Authority. Parent has full legal power, capacity, authority and right to execute and deliver, and to perform its obligations under, this Stockholders Agreement. This Stockholders Agreement has been duly and validly authorized, executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms.

Annex C-2 - 3

3.          Stockholder Covenants. Until the termination of this Stockholders Agreement in accordance with Section 8(b), the Stockholder hereby agrees as follows:

(a)          Restrictions on Transfer. Such Stockholder agrees that, except for the Third Party Transfers, during the period from the Execution Date of the Merger Agreement through the Effective Time (the “Pre-Closing Period”), such Stockholder shall not directly or indirectly sell or otherwise transfer or dispose of, or pledge or otherwise permit to be subject to any Encumbrance (other than the Merger Agreement), any of the Shares, or any direct or indirect beneficial interest therein, unless such proposed transferee agrees, pursuant to a written agreement in form and content reasonably satisfactory to Parent, to be bound by, and comply with, the terms and provisions of this Stockholders Agreement in its entirety (subject to any necessary name or like changes) with respect to such transferred Shares.

(b)          Agreement to Vote. Such Stockholder agrees that, following the execution and delivery of the Merger Agreement, such Stockholder shall vote the Shares at regular or special meetings of stockholders of the Company, including adjournments thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought (i) with respect to the Merger and the Merger Agreement, in favor of any proposal to approve the Merger Agreement and the Merger and (ii) with respect to all other proposals submitted to the stockholders of the Company, which, directly or indirectly, would reasonably be expected to prevent or materially delay the consummation of the Merger or the transactions contemplated by the Merger Agreement, in such manner as Parent may direct. Such Stockholder agrees not to withdraw any such vote and not to take any other action that is inconsistent with such Stockholder’s obligation to vote in favor of approval of the Merger Agreement and the Merger or that may have the effect of delaying or interfering with the Merger.

(c)          Market Stand-Off Agreement. Except as provided herein, such Stockholder will not, without the prior written consent of Parent, directly or indirectly offer, sell or contract or grant any option to sell, or otherwise dispose of (including short sales, sales against the box and/or other hedging or derivative transactions), pledge or transfer 100% of the shares of Parent Stock acquired by such Stockholder (including any Parent Voting Common Stock into which any Parent Non-Voting Common Stock is converted) pursuant to the terms of the Merger Agreement in exchange for the Shares (the “Restricted Merger Consideration Shares”) for a period commencing on the Closing Date and continuing through (i) the 30th day thereafter, after which an aggregate of 25% of the Restricted Merger Consideration Shares shall be released from the foregoing restrictions, (ii) the 60th day thereafter, after which an aggregate of 50% of the Restricted Merger Consideration Shares shall be released from the foregoing restrictions, (iii) the 90th day thereafter, after which an aggregate of 75% of the Restricted Merger Consideration Shares shall be released from the foregoing restrictions, and (iv) the 120th day thereafter, after which an aggregate of 100% of the Restricted Merger Consideration Shares shall be released from the foregoing restrictions. The foregoing sentence shall not apply to (A) transfers of Restricted Merger Consideration Shares to immediate family members or trusts, partnerships, limited liability companies or other entities for the benefit of such family members, (B) transfers of Restricted Merger Consideration Shares to a wholly-owned subsidiary, parent, general partner, limited partner, retired partner, member or retired member of the undersigned, or (C) transfers of Restricted Merger Consideration Shares by such Stockholder in non-public transactions; provided, however, that in each case, (1) such transferee takes such Restricted Merger Consideration Shares subject to all of the provisions of this Stockholders Agreement, and (2) no filing by any party (transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer of Restricted Merger Consideration Shares.

Annex C-2 - 4

(d)          No Actions. From and after the date hereof, except as otherwise permitted by this Stockholders Agreement, such Stockholder will not commit any act that would reasonably be expected to restrict or otherwise adversely affect in any material respect Stockholder’s legal power, authority and right to vote all of the Shares. Without limiting the generality of the foregoing, except as required by this Stockholders Agreement, from and after the date hereof, such Stockholder will not enter into any voting agreement with any Person with respect to any of the Shares, grant any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any Contract with any Person limiting or affecting such Stockholder’s legal power, capacity, authority or right to vote the Shares in favor of the Merger Agreement and the Merger.

(e)          No Solicitation. Such Stockholder shall not, nor shall it authorize or permit any officer, director, employee of such Stockholder or instruct any investment banker, financial advisor, attorney or other advisor or representative of such Stockholder to, directly or indirectly (i) solicit, initiate, or encourage the submission of, any Company Takeover Proposal, (ii) enter into any agreement with respect to or approve or recommend any Company Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to the Company or any Subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal. For the avoidance of doubt, the Stockholder may discuss any matters or information relating to the Company, any Subsidiary or any actual or potential Company Takeover Proposal with any of the partners, members, officers, directors, employees, advisors (including investment advisers), attorneys and other agents and representatives of (x) such Stockholder, (y) certain investment funds for which Candlewood Investment Group, LP or one or more of its Affiliates provides investment advice (collectively, the “Candlewood Entities”) or (z) the Company; provided, that the Stockholder complies with its obligations under this Section 3(e).

(f)          Public Announcements. During the Pre-Closing Period, except as may be required under applicable Law, such Stockholder shall not (and such Stockholder shall not permit any of its representatives to) issue any press release or make any public statement regarding this Stockholders Agreement, the Merger Agreement or the Merger, or regarding any of the other transactions contemplated by this Stockholders Agreement or the Merger Agreement, without Parent's prior written consent. Unless made available to the public by the Stockholder or its Affiliate, the foregoing shall not apply or otherwise restrict investor communications between the Stockholder and its investors.

Annex C-2 - 5

(g)          Exercise of Drag-Along. With respect to the Shares, such Stockholder, simultaneously with the Candlewood Entities, hereby agrees to exercise its drag-along rights under Article 6 of the Aventine Stockholders Agreement in favor of the Merger Agreement and the Merger. Pursuant to such exercise, such Stockholder shall furnish, together with the Candlewood Entities, a Sale Notice (as such term is defined in the Aventine Stockholders Agreement) to all other stockholders of the Company party to the Aventine Stockholders Agreement in accordance with the terms thereof. Furthermore, at the reasonable request of Parent or Company, such Stockholder agrees to execute such additional instruments and other writings, and take such other action, as Parent or Company may reasonably request to effect or evidence the performance of Article 6 of the Aventine Stockholders Agreement in connection with the Merger.

4.          Waiver of Dissenters’ Rights. The Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, (a) any dissenters' rights or any similar right relating to the Merger that Stockholder may have by virtue of, or with respect to, all of its shares of capital stock of the Company, and (b) any right to object to the manner in which the consideration to be paid to the Stockholder of the Company in connection with the Merger is to be calculated or paid pursuant to the Merger Agreement, or the nature or amount of consideration to be paid to Stockholder or any other stockholder of the Company pursuant to the Merger Agreement.

5.          Parent Covenants. Until the termination of this Stockholders Agreement in accordance with Section 8(b), Parent hereby agrees not to consent to or permit the amendment of Section 6.13(b) of the Merger Agreement without the prior consent of the Stockholder.

6.          Action in Stockholder Capacity Only. No Stockholder makes an agreement or understanding herein in such Stockholder’s capacity as a director, officer or employee of the Company. The Stockholder is executing this Stockholders Agreement solely in such Stockholder’s capacity as a record holder and beneficial owner of the Shares, and nothing herein shall limit or affect any actions taken in such Stockholder's capacity as an officer, director or employee of the Company.

7.          Additional Shares. For the avoidance of doubt, if, after the date hereof, the Stockholder acquires beneficial or record ownership of any additional shares of capital stock of the Company (any such shares, “Additional Shares”), including, without limitation, upon exercise of any option, warrant or right to acquire shares of capital stock of the Company or through any stock dividend or stock split, the provisions of this Stockholders Agreement applicable to the Shares shall not be applicable to such Additional Shares; provided, however, that the provisions of Section 4 of this Stockholders Agreement shall apply to any Additional Shares.

Annex C-2 - 6

8.          Amendments; Termination.

(a)          This Stockholders Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

(b)          This Stockholders Agreement shall terminate upon the first to occur of (i) the Closing Date, (ii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Stockholder pursuant to the Merger Agreement as in effect on the date hereof, (iii) the valid termination of the Merger Agreement in accordance with its terms, and (iv) the mutual written consent of all of the parties hereto. Upon due termination of this Stockholders Agreement, no party shall have any further obligations or liabilities under this Stockholders Agreement; provided, however, that: (x) no party shall be relieved of any obligation or liability arising from any prior breach by such party of any representation, warranty, covenant or obligation of the Stockholder contained in this Stockholders Agreement; and (y) subject to Section 16, the Stockholder shall, in all events, remain bound by and continue to be subject to the provisions set forth in Sections 7 (excluding the proviso therein), 8, 9, 11 through 15 and 17 through 19 of this Stockholders Agreement; and (z) if this Stockholders Agreement terminates as a result of the occurrence of the Closing Date, the Stockholder shall, in all events, remain bound by and continue to be subject to the provisions set forth in the Sections referenced in subsection (y) above and Sections 3(c), 4 and 7 (including the proviso therein).

9.          Severability. If any term or other provision of this Stockholders Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Stockholders Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Stockholders Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Stockholders Agreement may be consummated as originally contemplated to the fullest extent possible. If the parties fail to so agree within ten (10) Business Days of such determination that any term or other provision is invalid, illegal or incapable of being enforced, such holding shall not affect the validity or enforceability of any other aspect hereof (or of such provision in another jurisdiction) and the parties agree and hereby request that the court or arbitrator(s) make such valid modifications to (or replacement of, if necessary) the invalid provision as are necessary and reasonable to most closely approximate the parties' intent as evidenced hereby as a whole.

10.          Execution in Counterparts; Exchanges by Facsimile or Electronic Transmission. This Stockholders Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures hereto and thereto were upon the same instrument. The exchange of a fully executed Stockholders Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the parties to the terms of this Stockholders Agreement.

Annex C-2 - 7

11.          Specific Performance. The parties hereto agree that the failure for any reason of the Stockholder to perform any of Stockholder’s covenants or obligations under this Stockholders Agreement will cause irreparable harm or injury to Parent with respect to which money damages would not be an adequate remedy. Accordingly, the Stockholder agrees that, in seeking to enforce this Stockholder Agreement against the Stockholder, Parent shall be entitled to specific performance and injunctive and other equitable relief in addition to any other remedy available at law, in equity or otherwise.

12.          Governing Law; Submission to Jurisdiction.

(a)          This Stockholders Agreement shall be construed in accordance with, and governed in all respects by, the internal Laws of the State of Delaware (without giving effect to principles of conflicts of laws which would result in the application of the Law of any other jurisdiction). Any action, suit or proceeding relating to this Stockholders Agreement or the enforcement of any provision of this Stockholders Agreement may be brought or otherwise commenced in any state or federal court located in Wilmington, Delaware. Each party to this Stockholders Agreement: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (ii) agrees that each state and federal court located in Wilmington, Delaware shall be deemed to be a convenient forum; (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or proceeding commenced in any state or federal court located in Wilmington, Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Stockholders Agreement or the subject matter of this Stockholders Agreement may not be enforced in or by such court; and (iv) waives such party’s right to trial by jury.

(b)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS STOCKHOLDERS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(b).

Annex C-2 - 8

13.          Successors and Assigns. This Stockholders Agreement shall be binding upon: Parent and its successors and assigns (if any); the Stockholder and the Stockholder’s heirs, executors, personal representatives, successors and assigns (if any). This Stockholders Agreement shall inure to the benefit of Parent and its respective successors and assigns (if any). Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that Parent may assign this Stockholders Agreement or any of the rights, interests hereunder to an affiliate of Parent or to any financing sources.

14.          Entire Agreement. This Stockholders Agreement and the Merger Agreement set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

15.          Notices. Any notice or other communication required or permitted to be delivered to any party under this Stockholders Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Parent, to:

Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814
Attention: Christopher W. Wright, Esq., General Counsel
Email: cwright@pacificethanol.com
Facsimile No.: (916) 403-2785

with copy to:

Troutman Sanders LLP
5 Park Plaza, Suite 1400
Irvine, CA 92614
Attention: Larry A. Cerutti, Esq.
Email: larry.cerutti@troutmansanders.com
Facsimile No.: (949) 622-2739

Annex C-2 - 9

If to the Stockholder, to the address set forth beneath the Stockholder’s name on the signature page hereto with copy to:

Credit Suisse Securities (USA) LLC
11 Madison Avenue
New York, NY 10010
Attention: Ashwinee Sawh
Email: Americas.loandocs@credit-suisse.com

16.          Condition to Effectiveness. This Stockholders Agreement shall not be effective and shall be of no force or effect until (a) the Merger Agreement is executed by all parties thereto, (b) this Agreement is executed by all parties hereto and (c) such time as the Candlewood Entities have executed an agreement substantially identical to this Stockholders Agreement with respect to all shares of the Company’s capital stock beneficially held by such Candlewood Entities, after giving effect to the Third Party Transfers (collectively, the “Candlewood Shares”), pursuant to which the Candlewood Entities agree to vote their respective Pro Rata Share of an aggregate 51% of the issued and outstanding shares of capital stock of the Company (together with the Shares) in favor of the Merger Agreement and the Merger.

17.          No Ownership Interest. Except as otherwise expressly provided herein, nothing contained in this Stockholders Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to each applicable Stockholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise expressly provided herein.

18.          Reserved.

19.          Definitions.

“Aventine Stockholders Agreement” means that certain Stockholders Agreement dated as of September 24, 2012 by and among Aventine Renewable Energy Holdings, Inc. and certain investors and stockholders party thereto.

“Encumbrance” means, except (i) as provided in the ordinary course with the Stockholder’s prime broker, or (ii) pursuant to the Aventine Stockholders Agreement, any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

[Remainder of Page Intentionally left Blank.]

Annex C-2 - 10

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement as of the date first above written.

PACIFIC ETHANOL, INC.

By: /s/ NEIL M. KOEHLER
    Name: Neil M. Koehler

    Title: Chief Executive Officer

STOCKHOLDER: Credit Suisse Securities (USA) LLC

By: /s/ NORMAN PARTON

    Name: Norman Parton

                Authorized Signatory

Annex C-2 - 11

EXHIBIT A

All Company capital stock held by Stockholder

	December 30,2014	Post-Third Party Transfers	Third Party Transfers
TOTAL held by Stockholder	1,862,023	2,792,031	930,008

Credit Suisse Securities (USA) LLC	1,862,023	2,792,031	930,008

Annex C-2 - 12

EXHIBIT B

All Shares held by Stockholder

TOTAL held by Stockholder	1,946,696

Credit Suisse Securities (USA) LLC	1,946,696
Candlewood Entities	5,299,342[1]

Total	7,246,038	51.0%
	14,207,917

_______________

1 As provided by Candlewood Investment Group, LP. Stockholder does not represent or warrant as to the accuracy of the Candlewood Entities’ holdings.

Annex C-2 - 13

ANNEX D

December 29, 2014

Personal and Confidential

Board of Directors

Pacific Ethanol, Inc.

400 Capitol Mall, Suite 2060

Sacramento, California 95814

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Pacific Ethanol, Inc. (the “Company”) of the Exchange Ratio set forth in a draft of the Agreement and Plan of Merger (the “Agreement”), dated December 27, 2014, to be entered into among the Company, Aventine Merger Sub, Inc. (the “Merger Sub”), a wholly owned subsidiary of the Company, and Aventine Renewable Energy Holdings, Inc, a Delaware corporation (“Aventine”).  The Agreement provides for the merger (the “Merger”) of the Merger Sub with and into Aventine pursuant to which, among other things, each share of common stock of Aventine, other than Dissenting Shares and shares held in the treasury of Aventine and shares owned by the Company or by any direct or indirect wholly-owned subsidiary of the Company or Aventine, will be converted into the right to receive 1.25 shares of common stock of the Company (the shares of common stock of the Company issuable at such ratio being the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement.  Capitalized terms not otherwise defined in this letter have the same meaning as in the Agreement.

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.  We have been engaged by the Company to render an opinion to its Board of Directors and we will receive a fee from the Company for rendering this opinion. This opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. Further the Company has agreed to pay us a retainer fee and to reimburse our expenses and indemnify us against certain liabilities that may arise in relation to our engagement. We have not been requested to, and did not, (i) participate in negotiations with respect to the Agreement, (ii) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (iii) advise the Board of Directors or any other party with respect to alternatives to the Merger. In addition, we were not requested to and did not provide advice regarding the structure, the Exchange Ratio, any other aspect of the Merger, or to provide services other than the delivery of this opinion. We have not otherwise acted as financial advisor to any party to the Merger.

In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. We have, in the past two years, provided financial advisory and financing services to the Company, and have received fees for the rendering of such services.

Annex D - 14

PEIX - Fairness Opinion Letter

December 29, 2014

In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed the financial terms of the draft of the Agreement dated December 27, 2014; (ii) reviewed certain business, financial and other information and data with respect to the Company publicly available or made available to us from internal records of the Company; (iii) reviewed certain business, financial and other information and data with respect to Aventine made available to us from internal records of Aventine; (iv) reviewed certain internal financial projections for the Company and Aventine on a stand-alone basis prepared for financial planning purposes and furnished to us by management of the Company and Aventine, respectively, including but not limited to forecasts prepared by Company management of future utilization of the Company’s net operating losses; (v) conducted discussions with members of the senior management of the Company and Aventine with respect to the business and prospects of the Company and Aventine, respectively, on a stand-alone basis and on a combined basis; (vi) reviewed the reported prices and trading activity of Company common stock and similar information for certain other companies deemed by us to be comparable to the Company; (vii) compared the financial performance of the Company and Aventine with that of certain other publicly traded companies deemed by us to be comparable to the Company and Aventine, respectively; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; and (ix) performed a discounted cash flows analysis for the Company and Aventine, each on a stand-alone basis.  In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

In conducting our review and in rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of the financial, accounting and other information discussed with us, reviewed by us, provided to us or otherwise made available to us, and have not attempted to independently verify, and have not assumed responsibility for the independent verification, of such information.  We have further relied upon the assurances of the Company’s and Aventine’s management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have assumed that there have been no material changes in either the Company’s or Aventine’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us.  Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither the Company nor Aventine is a party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Merger.  With respect to financial forecasts, estimates of net operating loss tax benefits and other estimates and forward-looking information relating to the Company, Aventine and the Merger reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of the Company’s and Aventine’s management, respectively.  We express no opinion as to any financial forecasts, net operating loss or other estimates or forward-looking information of the Company or Aventine or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company and Aventine, and on the assumptions of the management of the Company and Aventine, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Aventine and the Agreement. Without limiting the foregoing, we have assumed that the Merger qualifies as a “reorganization” described in Section 368(a) of Code, that the Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-2(g) of the regulations promulgated under the Code and that the parties to the Agreement each are a “party to the reorganization” within the meaning of Section 368(a) of the Code.

We have assumed that the final form of the Agreement will be substantially similar to the draft, dated December 27, 2014, reviewed by us, without modification of any material terms or conditions.  We have assumed that the representations and warranties contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement, and that the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder.  In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or Aventine or alter the terms of the Merger.

Annex D - 15

PEIX - Fairness Opinion Letter

December 29, 2014

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or Aventine or concerning the solvency or appraised or fair value of the Company or Aventine, and have not been furnished with any such appraisals or valuations, and we have made no physical inspection of the property or assets of the Company or Aventine.  We express no opinion regarding the liquidation value of any entity. The analyses we performed in connection with this opinion were going concern analyses of an entity.  We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of an entity, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses.

We have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of the Company, Aventine or their respective affiliates is a party or may be subject and at the Company’s direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters.  No company or transaction used in any analysis for purposes of comparison is identical to the Company, Aventine or the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, Aventine and the Merger were compared and other factors that could affect the public trading value or transaction value of the companies.

This opinion is necessarily based upon the information available to us, facts and circumstances and economic, market and other conditions as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.  We are not expressing any opinion herein as to the price at which shares of common stock of the Company have traded or such stock may trade following announcement of the Merger or at any future time. We have assumed for purposes of our analyses that the Company will issue only shares of its voting common stock in connection with the Merger.  We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of our investment banking personnel.

This opinion is furnished pursuant to our engagement letter dated December 15, 2014.  This opinion is directed to the Board of Directors of the Company in connection with its consideration of the Merger.  This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to the Merger or any other matter.  Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.  This opinion has been approved by the Craig-Hallum Fairness Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to the Company of the Exchange Ratio set forth in the Agreement and does not address any other terms or agreement relating to the Merger.  We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, or any solvency or fraudulent conveyance consideration relating to the Merger.  We express no opinion as to the relative merits of the Merger as compared to any alternative business strategies or transactions that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage.  We express no opinion as to the amount, nature or fairness of the consideration or compensation to be received in or as a result of the Merger by warrant holders, option holders, officers, directors or employees of the Company or Aventine, or any other class of such persons, or relative to or in comparison with the Exchange Ratio.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Sincerely,

Craig-Hallum Capital Group LLC

Annex D - 16

ANNEX E

Confidential Aventine Renewable Energy Holdings, Inc. 1300 South Second Street Pekin, IL 61554	March 31, 2015

Ladies and Gentlemen:

Aventine Renewable Energy Holdings, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board”) of the Company (solely in their capacity as members of the Board) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the stockholders of the Company electing Parent Voting Common Stock of the Exchange Ratio (as defined below) to be received by such stockholders in the contemplated transaction described below (the "Proposed Transaction") (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

Duff & Phelps understands that the Company, Pacific Ethanol, Inc. ("Parent") and AVR Merger Sub, Inc., a direct wholly-owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger dated as of December 30, 2014 and propose to enter into Amendment No. 1 to Agreement and Plan of Merger pursuant to which, among other things, Merger Sub will be merged with and into the Company and that, in connection with the Proposed Transaction, each outstanding share of common stock of the Company, par value $0.001 per share ("Company Common Stock"), shall be converted into the right to receive, at the election of the holder thereof, 1.25 shares (the "Exchange Ratio") of (i) convertible non-voting common stock of Parent, par value $0.001 ("Parent Non-Voting Common Stock"), or (ii) common stock of Parent, par value $0.001 per share ("Parent Voting Common Stock"), or (iii) a combination of Parent Non-Voting Common Stock and Parent Voting Common Stock in the proportion specified by the shareholder on the election form.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

Annex E - 1

1.	Reviewed the following documents:
a.	The Company’s audited financial statements for the years ended December 31, 2010 through December 31, 2013;
b.	Audited financial information for the Company for the twelve months ended December 31, 2014, which the Company’s management identified as being the most current financial statements available;
c.	Parent’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2010 through December 31, 2014;
d.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections of Aventine and financial projections of Parent provided to the Company management by Parent and used by the Company in its own evaluation of Parent, all provided to us by management of the Company;
e.	A letter dated March 31, 2015 from the management of the Company which made certain representations as to historical financial statements, financial projections for the Company and Parent and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company and Parent on a post-transaction basis; and
f.	Financial terms and conditions of the Agreement and Plan of Merger, by and among the Company, Parent and Merger Sub, dated as of December 30, 2014, and a draft of Amendment No. 1 to Agreement and Plan of Merger, by and among the Company, Parent and Merger Sub, dated as of March 31, 2015 (collectively, the "Amended Merger Agreement");
2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;
3.	Reviewed the historical trading price and trading volume of Parent’s common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;
4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and
5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Annex E - 2

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to Duff & Phelps from private sources, including Company management, and did not independently verify such information;
2.	Relied upon the fact that the Board and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;
3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;
4.	Assumed that information supplied and representations made by Company management are true and correct in all material respects regarding the Company, Parent and the Proposed Transaction;
5.	Assumed that the representations and warranties made in the final Amended Merger Agreement are true and correct in all material respects;
6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;
7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;
8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the terms of the Amended Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and
9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

Annex E - 3

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to update, revise, or reaffirm this Opinion, or advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Amended Merger Agreement and the Proposed Transaction, or (iii) advise the Board or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Parent Non-Voting Common Stock, the Parent Voting Common Stock or the Company Common Stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Exchange Ratio payable to the stockholders of the Company electing Parent Voting Common Stock in the Proposed Transaction, or with respect to the fairness of any such compensation.

Annex E - 4

This Opinion is furnished solely for the use and benefit of the Board in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy, transaction or transaction structure; (ii) does not address any other transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Exchange Ratio payable is the best possibly attainable under any circumstances; instead, it merely states whether the Exchange Ratio payable to shareholders electing Parent Voting Common Stock in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the letter agreement between Duff & Phelps and the Company dated March 31, 2015 (the “Letter Agreement”) and the engagement letter between Duff & Phelps and the Company dated December 20, 2014, as amended by the Addendum dated December 29, 2014 (together with the Letter Agreement, the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board and will receive a customary fee for its services. No portion of Duff & Phelps’ fee is refundable or contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ informing the Company that it is prepared to deliver the Opinion. In addition, the Company has agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement and to reimburse it for certain out-of-pocket expenses. Other than the current engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, the Exchange Ratio payable to the Company's stockholders electing Parent Voting Common Stock in the Proposed Transaction is fair, from a financial point of view, to such stockholders of the Company (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

Annex E - 5

ANNEX F

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

Annex F - 1

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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